Form 20-F
Ardagh Metal Packaging S.A.
filed 2021-08-10
CIK 1845097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 4, 2021

Commission File Number: 001-40709

ARDAGH METAL PACKAGING S.A.

(Exact name of Registrant as specified in its charter)

Not applicable	Luxembourg
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

Telephone: +352 26 25 85 55

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares, with a nominal value of €0.01 per share	AMBP	New York Stock Exchange
Warrants, each exercisable for one Share at an exercise price of $11.50 per share	AMBP.WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 603,283,097 shares and 16,749,984 warrants to purchase shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ® ☒	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

ARDAGH METAL PACKAGING S.A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “opportunity,” “plan,” “potential,” “predict,” “projected,” “should,” “strategy,” “suggests,” “targets,” “will,” “will be” or “would” or similar expressions or the negatives thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Report may include, for example, statements regarding the intentions, beliefs or current expectations of management concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which AMPSA operates. References in this section to “we,” “our,” “us,” the “Company,” or “AMPSA” generally refer to Ardagh Metal Packaging S.A. and its consolidated subsidiaries.

You are cautioned that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which AMPSA operates, may differ materially from those made in or suggested by the forward-looking statements contained in this Report. In addition, even if AMPSA’s results of operations, financial condition and liquidity, and the development of the industry in which AMPSA operates are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual financial condition, results of operations and cash flows. The development of the industry in which AMPSA operates may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Report.

These statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause such differences in actual results include:

•	the ability to maintain the listing of the AMPSA Shares on NYSE following the Merger (as defined herein);

•	the risk that the Business Combination (as defined herein) disrupts current plans and operations of AMPSA as a result of the announcement and consummation of the transactions described herein;

•	AMPSA’s ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of AMPSA to grow and manage growth profitably following the Merger;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the risk that AMPSA will need to raise additional capital to execute its current and future business plan, which may not be available on acceptable terms or at all;

•	the risk that AMPSA experiences difficulties in managing its growth and expanding operations;

•	the risk of global and regional economic downturns;

•	competition from other metal beverage packaging producers and manufacturers of alternative forms of packaging;

•	increases in metal beverage cans manufacturing capacity, without corresponding increase in demand;

•	the risk that AMPSA is unable to maintain relationships with its largest customers or suppliers;

•	the risk that AMPSA experiences less than expected levels of demand;

•	the risk of climate and water conditions, and the availability and cost of raw materials;

•	foreign currency, interest rate, exchange rate and commodity price fluctuations;

•	various environmental requirements;

•	the incurrence of debt and ability to generate cash to comply with financial covenants;

•	AMPSA’s ability to execute a significant multi-year business growth investment program;

•	AMPSA’s ability to achieve expected operating efficiencies, cost savings and other synergies;

•	the availability and cost of raw materials;

•	costs and future funding obligations associated with post-retirement and post-employment obligations;

•	operating hazards, supply chain interruptions or unanticipated interruptions at AMPSA’s manufacturing facilities, including due to virus and disease outbreaks, labor strikes or work stoppages;

•	the discovery of new or different information regarding the recent cyber security incident described in the Form F-4 in the section entitled “AMPSA Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments,” the possibility that our mitigation and remediation efforts may not be successful, and other risks associated with the incident;

•	claims of injury or illness from materials used at AMPSA’s production sites or in its products;

•	regulation of materials used in packaging and consumer preferences for alternative forms of packaging;

•	retention of executive and senior management;

•	the possibility that AMPSA may be adversely affected by other economic, business, and/or competitive factors;

•	reliance on third party software and services to be provided by the Ardagh Group (as defined herein); and

•	risk of counterparties terminating servicing rights and contracts.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of Amendment No. 3 of the Company’s Registration Statement on Form F-4 (333-254005) filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2021 (the “Form F-4”), which are incorporated by reference in this Report.

AMPSA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events, other than as required by law.

The foregoing factors and others described under “Risk Factors” in the Form F-4 should not be construed as exhaustive. There are other factors that may cause our actual results to differ materially from the forward-looking statements contained in this Report. Moreover, new risks emerge from time to time and it is not possible for AMPSA to predict all such risks. AMPSA cannot assess the impact of all risks on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

The forward-looking statements are based on plans, estimates and projections as they are currently available to the management of AMPSA, and AMPSA does not undertake any obligation nor expects to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to AMPSA or to persons acting on behalf of AMPSA are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

EXPLANATORY NOTE

On August 4, 2021, the Business Combination was consummated pursuant to the Business Combination Agreement.

Pursuant to the Business Combination Agreement, each of the following transactions occurred, in the following order:

•	prior to the Closing, pursuant to the Transfer Agreement, AGSA effected a series of transactions that resulted in (a) the AMP Business being owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not engaged in the AMP Business, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities (the “Pre-Closing Restructuring”);

•	AMPSA incurred indebtedness in an aggregate principal amount of approximately $2.8 billion pursuant to the Notes Offering;

•	the Subscribers subscribed for 69,500,000 AMPSA Shares for an aggregate purchase price paid to AMPSA of $695,000,000 (including the GHV Sponsor Backstop); and

•	at Closing, MergeCo merged with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA, and all shares of GHV Class A Common Stock outstanding immediately prior to the Merger Effective Time, other than any Excluded Shares (as defined in the Business Combination Agreement), were contributed to AMPSA in exchange for AMPSA Shares, and all GHV Warrants outstanding immediately prior to the Merger Effective Time converted into AMPSA Warrants.

For a description of certain agreements entered into related to the Business Combination, see the section entitled “Certain Agreements Related to the Business Combination” included in the Form F-4 and incorporated by reference in this Report.

DEFINED TERMS

In this Report:

“AGSA” means Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 160804.

“AMP Business” means the business of developing, manufacturing, marketing and selling metal beverage cans and ends and related technical and customer services as engaged by AMPSA and its subsidiaries.

“AMP Entities” means as of the date hereof, Ardagh Metal Packaging S.A., Ardagh Metal Packaging Group Sarl, Ardagh Metal Packaging Holdings Sarl, Ardagh Metal Beverage Manufacturing Austria GmbH, Ardagh Metal Beverage Trading Austria GmbH, Ardagh Metal Beverage Holdings Brazil Ltda., Latas Indústria de Embalagens de Aluminio do Brasil Ltda., Ardagh Indústria de Embalagens Metálicas do Brasil Ltda., Ardagh Metal Beverage Holdings France S.A.S., Ardagh Metal Beverage Trading France S.A.S., Ardagh Metal Beverage France S.A.S., Ardagh Metal Beverage Holdings Germany GmbH, Ardagh Metal Beverage Germany GmbH, Recan GmbH (i.l.), SARIO Grundstücksvermietungsgesellschaft mbH & Co. Objekt Elfi KG (i.l.), Ardagh Metal Beverage Trading Germany GmbH, Ardagh Metal Beverage Associations GmbH, Ardagh Packaging Holdings Limited, Ardagh Metal Packaging Finance plc, Ardagh Metal Packaging Treasury Limited, Ardagh Metal Beverage Holdings Netherlands B.V., Ardagh Metal Beverage Netherlands B.V., Ardagh Metal Beverage Trading Netherlands B.V., Ardagh Metal Beverage Trading Poland Sp. z o.o, Ardagh Metal Beverage Poland Sp. z o.o, Recan Organizacja Odzysku Opakowan S.A., Ardagh Metal Beverage Serbia d.o.o., Ardagh Spain S.L., Ardagh Metal Beverage Trading Spain S.L., Ardagh Metal Beverage Spain S.L., Ardagh Metal Beverage Europe GmbH, Ardagh Metal Beverage Holdings UK Limited, Ardagh Metal Beverage Trading UK Limited, Ardagh Metal Beverage UK Limited, Ardagh Metal Packaging Holdings Limited, Ardagh Metal Beverage USA Inc., Ardagh Metal Packaging Finance USA LLC, and Ardagh MP MergeCo Inc.

“AMPSA” means Ardagh Metal Packaging S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465.

“AMPSA Shares” means shares of AMPSA, with a nominal value of EUR 0.01 per share.

“AMPSA Warrants” means the former GHV Warrants converted at the Merger Effective Time into a right to subscribe for AMPSA Shares on substantially the same terms as were in effect immediately prior to the Merger Effective Time with respect to GHV Common Stock under the terms of the Warrant Agreement.

“Ardagh Group” means AGSA and its consolidated subsidiaries.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 22, 2021, as amended from time to time, by and among GHV, AMPSA, AGSA and MergeCo.

“Closing” means the consummation of the Merger.

“Closing Date” means the date of the Closing.

“Debt Financing” means the debt financing pursuant to the Commitment Letter (as defined in the Business Combination Agreement) or such other alternative financing arrangements to be incurred by the AMPSA Financing Parties (as defined in the Business Combination Agreement) in respect of the Transactions, in an amount which would yield net proceeds of not less than $2,315,000,000 and have an aggregate principal of no more than $2,800,000,000.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles.

“GHV” refers to Gores Holdings V, Inc., a Delaware corporation, which following the Merger, was renamed “Ardagh MP USA Inc.”

“GHV Class A Common Stock” means GHV’s Class A common stock, par value $0.0001 per share.

“GHV Class F Common Stock” means GHV’s Class F common stock, par value $0.0001 per share.

“GHV Common Stock” means the GHV Class A Common Stock and the GHV Class F Common Stock, collectively.

“GHV Sponsor” or “Sponsor” means Gores Sponsor V LLC, a Delaware limited liability company.

“GHV Sponsor Backstop” means the commitment of certain investors, pursuant to the Subscription Agreement (and joinders thereto entered into by such investors) entered into by and among the GHV Sponsor, GHV and AMPSA, to subscribe at a purchase price of $10.00 per share for a number of AMPSA Shares equal to the aggregate redemption price of the shares of GHV Class A Common Stock validly redeemed by the Public Stockholders divided by $10.00, up to a maximum of 9,500,000 AMPSA Shares, but only if the aggregate purchase price for redeemed shares of GHV Class A Common Stock exceeds $1,000,000.

“GHV Units” means the 52,500,000 units issued in connection with the IPO, each of which consisted of one share of GHV Class A Common Stock and one-fifth of one Public Warrant, whereby each whole Public Warrant entitles the holder thereof to purchase one share of GHV Class A Common Stock at an exercise price of $11.50 per share of GHV Class A Common Stock.

“GHV Warrants” means the Public Warrants and the Private Placement Warrants.

“Initial Stockholders” means the previous holders of shares of GHV Class F Common Stock, including GHV's Sponsor and Mr. Randall Bort, Mr. William Patton and Mr. Jeffrey Rea, GHV’s independent directors.

“IPO” means GHV’s initial public offering of GHV units, consummated on August 10, 2020, through the sale of 52,500,000 GHV Units (including 5,000,000 units sold pursuant to the underwriters’ partial exercise of their over-allotment option) at $10.00 per unit.

“MergeCo” means Ardagh MP MergeCo Inc., a Delaware corporation.

“Merger” means the merger of MergeCo with and into GHV, with GHV surviving the Merger as a wholly owned subsidiary of AMPSA, which occurred on August 4, 2021.

“Merger Effective Time” means the date and time as specified in the Certificate of Merger to be filed with the Secretary of State of the State of Delaware to effect the Merger.

“Notes Offering” means the offering by AMPSA of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029, which was completed on March 12, 2021 and which constitutes the Debt Financing.

“NYSE” means The New York Stock Exchange.

“PIPE” or “PIPE Investment” means the private placement pursuant to which the Subscribers purchased 69,500,000 AMPSA Shares, for a purchase price of $10.00 per share.

“Pre-Closing Restructuring” means the series of transactions effected pursuant to the Transfer Agreement that resulted in, among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities.

“Private Placement Warrants” means the warrants to purchase GHV Class A Common Stock purchased in a private placement in connection with the IPO.

“Public Shares” means shares of GHV Class A Common Stock issued as part of the GHV Units sold in the IPO.

“Public Stockholders” means the holders of shares of GHV Class A Common Stock, provided, that GHV’s Initial Stockholders are considered a “Public Stockholder” only with respect to any Public Shares held by them.

“Public Warrants” means the warrants included in the GHV Units sold in the IPO, each of which is exercisable for one share of GHV Class A Common Stock, in accordance with its terms.

“Registration Rights and Lock-Up Agreement” means the Registration Rights and Lock-Up Agreement, dated as of August 4, 2021, by and among AGSA, AMPSA, GHV Sponsor and certain persons associated with GHV Sponsor, which is filed as Exhibit 4.5 to this Report.

“Related Agreements” means, collectively, the Transfer Agreement, the Services Agreement, the Shareholders Agreement, the Subscription Agreement, the Registration Rights and Lock-Up Agreement and the Warrant Assignment, Assumption and Amendment Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shareholders Agreement” means the Shareholders Agreement entered into by AGSA and AMPSA, effective as of the Merger Effective Time and filed as Exhibit 4.6 to this report.

“Subscribers” means the investors that purchased AMPSA Shares in the PIPE.

“Transactions” means collectively, the Business Combination, including the Pre-Closing Restructuring, the Debt Financing, the PIPE Investment, the Merger and the other transactions contemplated by the Business Combination Agreement and the Related Agreements, including the contribution to AMPSA of the GHV Class A Common Stock and the exchange of the GHV Warrants for warrants issued by AMPSA exercisable for AMPSA Shares.

“Transfer Agreement” means the Transfer Agreement, dated as of February 22, 2021, as may be amended, by and between AGSA and AMPSA.

“Warrant Agreement” means the warrant agreement, dated August 10, 2020, by and between GHV and Continental Stock Transfer & Trust Company, as warrant agent, as assigned to AMPSA and amended in accordance with the Warrant Assignment, Assumption and Amendment Agreement, dated August 4, 2021, by and among AMPSA, GHV, Computershare Inc. and Computershare Trust Company, N.A.

Part I

Item 1	Identity Of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Our executive officers and directors upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of AMPSA,” which is incorporated by reference in this Report. The business address for each of Company’s executive officers and directors is 56, rue Charles Martel, L-2124 Luxembourg, Luxembourg.

B.	Advisors

Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022 and Elvinger Hoss Prussen, société anonyme, 2, place Winston Churchill L-1340 Luxembourg have acted as U.S. and Luxembourg counsel, respectively for the Company and will act as counsel to the Company following the Closing.

C.	Auditors

KPMG LLP, Denver, Colorado, acted as GHV’s independent registered public accounting firm as of December 31, 2020, and for the period from June 25, 2020 (inception) through December 31, 2020.

PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1 Ireland, acted as independent registered public accounting firm of the AMP Business, as of December 31, 2020, 2019, 2018 and January 1, 2018 and for each of the three years in the period ended December 31, 2020 and acted as the Company’s independent registered public accounting firm since inception.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020 on:

•	a historical basis for the AMP Business; and

•	on a pro forma basis, after giving effect to the Business Combination and PIPE Investment.

The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Combined Financial Statements and the related notes thereto, and the Unaudited Condensed Combined Pro Forma Financial Information and the related notes included in the Form F-4 and incorporated by reference in this Report. Historical results are not necessarily indicative of results to be expected in any future period.

	AMP Business Historical	Pro Forma Combined
	$’m	$’m
Cash and cash equivalents	257	603

Senior Secured Notes	-	1,136
Related party borrowings	2,690	-
ABL Faculty	-	-
Lease obligations	136	136
Total secured debt	2,826	1,272
Senior Unsecured Notes	-	1,639
Other borrowings	9	9
Total borrowings	2,835	2,920

Invested capital attributable to the AMP business	48	-
Issued capital	-	7
Share premium	-	6,026
Other reserves	-	(5,727)
Accumulated Deficit	-	(277)
Total shareholder equity	48	29
Total capitalization	2,883	2,949

Prior to the Closing, 22,324,173 shares of GHV Class A Common Stock were redeemed by the holders for an aggregate redemption payment of approximately $223,263,323.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated by reference in this Report.

Item 4	Information on the Company

A.	History and Development of the Company

Information regarding the history and development of the Company is included in the Form F-4 in the section entitled “Information About AMPSA—History and Development” and is incorporated by reference in this Report. For further details of the Business Combination, as well as the Pre-Closing Restructuring and the Notes Offering pursuant to the Business Combination Agreement, see “Explanatory Note” herein and the section entitled, “The Business Combination” included in the Form F-4, which is incorporated by reference in this Report. See also Item 5 for a discussion of the AMP Business’s principal capital expenditures and divestitures for the years ended December 31, 2020, 2019 and 2018. There are no other material capital expenditures or divestitures currently in progress as of the date of this Report other than as disclosed in the Form F-4.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of AMPSA Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://www.ardaghmetalpackaging.com/corporate/investors. This website and the information contained therein or connected thereto does not form a part of, and is not incorporated by reference in, this Report.

B.	Business Overview

Information regarding the business of the Company is included in the Form F-4 in the sections entitled “Information About AMPSA,” and “AMPSA Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference in this Report.

C.	Organizational Structure

The organizational structure of the Company after the Closing is included on page 155 of the Form F-4 and is incorporated by reference in this Report. Information relating to the Company’s principal operating subsidiaries, all of which are wholly owned, is included in the Form F-4 in the section entitled “Information About AMPSA—Organizational Structure,” which is incorporated by reference in this Report.

D.	Property, Plants and Equipment

Information regarding the facilities of the Company is included in the Form F-4 in the section entitled “Information About AMPSA—Manufacturing and Production,” which is incorporated by reference in this Report.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5	Operating and Financial Review and Prospects

The discussion and analysis of the financial condition and results of operation of the AMP Business, which is owned by AMPSA following the Pre-Closing Restructuring, is included in the Form F-4 in the sections entitled “AMPSA Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Information About AMPSA—Innovation, Engineering and Development,” which is incorporated by reference in this Report.

On August 6, 2021, AMPSA and certain of its subsidiaries entered into a Global Asset Based Loan Facility in the amount of $300 million, which amount will be increased to $325 million upon the delivery to the lenders of certain corporate authorizations.

Item 6	Directors, Senior Management and Employees

A.	Directors and Executive Officers

Our executive officers and directors upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of AMPSA,” which is incorporated by reference in this Report.

B.	Compensation

Information pertaining to the compensation of key management and directors of the Company is set forth in the Form F-4, in the section entitled “Management of AMPSA—Compensation of AMPSA Key Management and Directors,” which is incorporated by reference in this Report.

C.	Board Practice

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the section entitled “Management of AMPSA,” which is incorporated by reference in this Report.

Each of the directors was appointed to the Board in 2021, and each director’s current term expires as follows:

Director	Class	Expiration of current directorship term
Paul Coulson	Class III	The annual general meeting of AMPSA to be held in 2024
Shaun Murphy	Class II	The annual general meeting of AMPSA to be held in 2023
Oliver Graham	Class II	The annual general meeting of AMPSA to be held in 2023
David Matthews	Class II	The annual general meeting of AMPSA to be held in 2023
Abigail Blunt	Class III	The annual general meeting of AMPSA to be held in 2024
Yves Elsen	Class I	The annual general meeting of AMPSA to be held in 2022
Elizabeth Marcellino	Class II	The annual general meeting of AMPSA to be held in 2023
Damien O’Brien	Class I	The annual general meeting of AMPSA to be held in 2022
The Rt. Hon. the Lord Hammond of Runnymede	Class III	The annual general meeting of AMPSA to be held in 2024
Hermanus Troskie	Class I	The annual general meeting of AMPSA to be held in 2022
Edward White	Class III	The annual general meeting of AMPSA to be held in 2024

D.	Employees

Information pertaining to AMPSA’s employees is set forth in the Form F-4, in the section entitled “Information About AMPSA—Employees,” which is incorporated by reference in this Report.

E.	Share Ownership

Information about the ownership of AMPSA Shares by the Company’s executive officers and directors upon consummation of the Business Combination is set forth in Item 7A of this Report.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table shows the beneficial ownership of AMPSA Shares as of August 4, 2021 immediately following the consummation of the Business Combination by:

•	each person known by AMPSA to beneficially own more than 5% of the AMPSA Shares issued and outstanding;

•	each executive officer or a director of AMPSA; and

•	all of the executive officers and directors of AMPSA as a group.

Unless otherwise indicated, AMPSA believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of AMPSA Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any AMPSA Shares as to which the holder has sole or shared voting power or investment power and also any AMPSA Shares which the holder has the right to acquire within 60 days of August 4, 2021 through the exercise of any option, warrant or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this Report. As of August 4, 2021, there were 603,283,097 AMPSA Shares outstanding and 16,749,984 AMPSA Shares issuable upon the exercise of the AMPSA Warrants, which warrants become exercisable on September 3, 2021.

Unless otherwise noted, the business address of each beneficial owner is c/o AMPSA, 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Name of Beneficial Owner	Number	Percentage
Executive Officers and Directors:
Paul Coulson	*	*
Shaun Murphy	*	*
Oliver Graham	*	*
David Matthews	*	*
Abigail Blunt	*	*
Yves Elsen	*	*
Elizabeth Marcellino	*	*
Damien O’Brien	*	*
The Rt. Hon. the Lord Hammond of Runnymede	*	*
Hermanus Troskie	*	*
Edward White	*	*
David Bourne	*	*
All directors and executive officers as a group (12 individuals)	*	*
Five Percent or More Holders:

AGSA	493,763,520	81.85%

* Represents beneficial ownership of less than one percent or no Shares.

As of August 9, 2021, the registrar and transfer agent for AMPSA reported that 108,019,577 of the AMPSA Shares were held by 150 record holders in the United States.

AMPSA is controlled by AGSA. As of August 4, 2021, AGSA has six record shareholders and a board of directors consisting of 14 directors. The ultimate parent company of AGSA is ARD Holdings S.A.

Information pertaining to beneficial ownership of AMPSA Shares prior to the Business Combination is set forth in the Form F-4, in the section entitled “Security Ownership of Certain Beneficial Owners and Management,” which is incorporated by reference in this Report.

B.	Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Certain AMPSA Relationships and Related Person Transactions,” which is incorporated by reference in this Report.

C.	Interests of Experts and Counsel

Not applicable.

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

The sections entitled “Financial Performance Review” and “Review of the three months ended June 30, 2021” in the press release on AMPSA’s second quarter 2021 results, together with the financial information on pages 5–7 thereof, are included as Exhibit 15.4 and are incorporated by reference in this Report.

Information regarding legal proceedings involving AMPSA is included in the Form F-4 in the section entitled “Information about AMPSA—Legal Proceedings,” which is incorporated by reference in this Report. Information regarding AMPSA’s dividend policy is included herein in the section entitled “Item 10.F Additional Information—Dividends and Paying Agents,” which is incorporated by reference in this Report.

B.	Significant Changes

A discussion of significant changes since December 31, 2020, is provided under Item 4 of this Report and is incorporated by reference in this Report.

On August 6, 2021, AMPSA and certain of its subsidiaries entered into a Global Asset Based Loan Facility in the amount of $300 million, which amount will be increased to $325 million upon the delivery to the lenders of certain corporate authorizations.

Item 9	The Offer and Listing

A.	Offer and Listing Details

NYSE Listing of AMPSA Shares and AMPSA Warrants

The AMPSA Shares and AMPSA Warrants are listed on NYSE under the symbols “AMBP” and “AMBP.WS,” respectively. Holders of AMSPA Shares and AMPSA Warrants should obtain current market quotations for their securities.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to the AMPSA Shares is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combinations—Registration Rights and Lock-Up Agreement,” which is incorporated by reference in this Report.

AMPSA Warrants

Upon the completion of the Business Combination, there were 16,749,984 AMPSA Warrants outstanding. Each AMPSA Warrant entitles its holder to purchase one AMPSA Share and only whole warrants are exercisable. The exercise price of the AMPSA Warrants is $11.50 per share, subject to adjustment as described in the Warrant Agreement. An AMPSA Warrant may be exercised only during the period commencing on the later of (i) the date that is thirty (30) days after the consummation of the Merger, or (ii) the date that is twelve (12) months from the date of the IPO, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Merger is completed, or (y) the redemption date as provided in Section 6.3 of the Warrant Agreement. See the section in the Form F-4 entitled “Description of AMPSA’s Securities—Warrants,” which is incorporated by reference in this Report.

B.	Plan of Distribution

Not applicable.

C.	Markets

The AMPSA Shares and AMPSA Warrants are listed on NYSE under the symbols “AMBP” and “AMBP.WS,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10	Additional Information

A.	Share Capital

The authorized capital of AMPSA (including the issued share capital) is set at €1,000,000,000, divided into 100,000,000,000 AMPSA Shares with a nominal value of €0.01 each.

As of August 4, 2021, subsequent to the closing of the Business Combination, AMPSA’s issued share capital equaled €6,032,831.97, represented by 603,283,097 AMPSA Shares with a nominal value of €0.01 per share. All issued shares are fully paid and subscribed for. There were also 16,749,984 AMPSA Warrants outstanding, each entitling the holder to purchase one AMPSA Share at an exercise price of $11.50 per share. As of August 4, 2021, we held no AMPSA Shares as treasury shares.

The aggregate consideration to be paid to AGSA pursuant to the Transfer Agreement and the Business Combination Agreement includes the right to receive, during the five-year period commencing 180 days after the Closing, up to 60,730,000 additional AMPSA Shares in five equal installments if the price of AMPSA Shares maintains for a certain period of time a volume weighted average price greater than or equal to $13.00, $15.00, $16.50, $18.00 and $19.50, as applicable. See the section entitled “The Business Combination Agreement—Consideration to Be Received in the Business Combination” in the Form F-4.

Information regarding AMPSA’s share capital is included in the Form F-4 under the section entitled “Description of AMPSA’s Securities” and is incorporated by reference in this Report.

B.	Memorandum and Articles of Association

The articles of association of the Company (the “Articles”) dated as of July 8, 2021 are included as Exhibit 1.1 to this Report. The description of the Articles of the Company contained in the Form F-4 in the sections entitled “Description of AMPSA’s Securities,” “Comparison of Stockholder Rights,” “Risk Factors―Risks Relating to AMPSA―Anti-takeover provisions in AMPSA’s articles of association might discourage or delay attempts to acquire it,” and “Risk Factors―Risks Related to Investment in a Luxembourg Company and AMPSA’s Status as a Foreign Private Issuer—AMPSA’s Articles include compulsory share transfer provisions that may not provide AMPSA minority shareholders with the same benefits as they would have as stockholders of a Delaware corporation” is incorporated by reference in this Report.

The corporate objects of the Company are set out in the Articles. They are to be interpreted in the broadest sense and any transaction or agreement which is entered into by the Company that is not inconsistent with the specified objects will be deemed to be within the scope of such objects or powers.

The Articles contain specific provisions regarding interested directors and set forth procedures for approval of contracts or transactions involving an interested director.  If a director has a direct or indirect financial interest conflicting with that of the Company in any contract or transaction to which the Company will be party, such interested director shall advise the Board thereof, cause a record of his or her statement to be included in the minutes of the meeting, and may not take part in the deliberations of the Board or any Board committee with respect to such contract or transaction and the Articles contain specific quorum and majority rules for meetings of the Board or its committees in case of conflicted directors.  Such provisions do not apply to any contract or transaction that is within the ordinary course of business of the Company or its subsidiaries and is entered into on an arms' length basis under market conditions.

The Articles also contain specific provisions regarding competition and the allocation of corporate opportunities that are applicable to members of the Board of Directors of the Company who are not employees of the Company, as well as their respective Affiliates and Affiliated Entities (each as defined in the Articles), in recognition and anticipation that members of the Board who are not employees of the Company and their respective Affiliates and Affiliated Entities may engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage or other business activities that overlap with or compete with those in which the Company, directly or indirectly, engages.

C.	Material Contracts

The description of the Business Combination Agreement is included in the Form F-4 in the section entitled “The Business Combination Agreement” and is incorporated by reference in this Report. The description of other material agreements relating to the Business Combination is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combination,” which is incorporated by reference in this Report.

D.	Exchange Controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under the Company’s Articles that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that restrict the payment of dividends to holders of AMPSA Shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles, on the right of non-Luxembourg nationals to hold or vote AMPSA Shares.

E.	Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the sections entitled “Material Luxembourg Tax Considerations” and “Material U.S. Federal Income Tax Considerations,” which are incorporated by reference in this Report.

F.	Dividends and Paying Agents

AMPSA has not paid any cash dividends to date. Taking account of its business growth investment program, AMPSA does not currently intend to pay a dividend in respect of 2021. Decisions regarding AMPSA’s dividend policy will be determined by the board of directors.

From the annual net profits of AMPSA, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of AMPSA. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each AMPSA Share entitling to the same proportion in such distributions.

The board of directors may resolve that AMPSA pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “1915 Law”), and AMPSA’s articles of association. The board of directors shall set the amount and the date of payment of the interim dividend. Any interim dividends declared by the board of directors and paid during a financial year will be put to the shareholders at the following general meeting to be declared as final.

Subject to applicable laws and regulations, in order for AMPSA to determine which shareholders shall be entitled to receipt of any dividend, the board of directors may fix a record date, which record date will be the close of business (or such other time as the board of directors may determine) on the date determined by the board of directors. In the absence of a record date being fixed, the record date for determining shareholders entitled to receipt of any dividend shall the close of business in Luxembourg on the day the dividend is declared.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and AMPSA’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to AMPSA’s accounts.

G.	Statement by Experts

The combined financial statements of Ardagh Metal Packaging (the “AMP Business”) as of December 31, 2020, 2019, 2018 and January 1, 2018 and for each of the three years in the period ended December 31, 2020 incorporated in this Report by reference to the Form F-4 filed on June 22, 2021, have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm, as experts in auditing and accounting.

The financial statements of Gores Holdings V, Inc. as of December 31, 2020, and for the period from June 25, 2020 (inception) through December 31, 2020, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 financial statements contains an explanatory paragraph that states that GHV's 2020 financial statements have been restated to correct certain misstatements.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm within four months after the end of each fiscal year. We also intend to issue quarterly earnings press releases as soon as practicable after the end of each quarter and quarterly reports containing interim unaudited financial statements within 60 days after the end of each fiscal quarter. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

Item 11	Quantitative and Qualitative Disclosures About Market Risk

The information set forth in the section entitled “AMPSA Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” in the Form F-4 is incorporated by reference in this Report.

Item 12	Description Of Securities Other Than Equity Securities

AMPSA Warrants

Information regarding AMPSA Warrants is included in the Form F-4 under the section entitled “Description of AMPSA’s Securities—Warrants” and is incorporated by reference in this Report.

Part II

Not applicable.

Part III

Item 17	Financial Statements

See Item 18.

Item 18	Financial Statements

The audited combined financial statements of the AMP Business are incorporated by reference to pages F-2 to F-60 in the Form F-4.

The unaudited interim financial statements of GHV as of March 31, 2021 and for the three months ended March 31, 2021 are incorporated by reference to pages F-61 to F-79 in the Form F-4.

The unaudited interim financial statements of GHV as of June 30, 2021 and for the six months ended June 30, 2021 and the three months ended June 30, 2021 are included in GHV's Form 10-Q Quarterly Report filed with the SEC on August 2, 2021, and are incorporated herein by reference.

The audited financial statements of GHV are incorporated by reference to pages F-80 to F-102 in the Form F-4.

The unaudited pro forma condensed combined financial information are attached as Exhibit 15.1.

Item 19	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1 *	Articles of Association of AMPSA, dated as of August 4, 2021.

2.1†	Specimen Share Certificate of Ardagh Metal Packaging S.A.

2.2	Specimen Warrant Certificate of Ardagh Metal Packaging S.A. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

2.3	Warrant Agreement, dated as of August 10, 2020, by and between Gores Holdings V, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 filed March 8, 2021 (File No. 333-254005)).

2.5 *	Warrant Assignment, Assumption and Amendment Agreement, dated August 4, 2021, by and among Ardagh Metal Packaging S.A., Gores Holdings V, Inc. Computershare Inc. and Computershare Trust Company, N.A.

2.6	Senior Secured Indenture, dated as of March 12, 2021, by and among Ardagh Metal Packaging Finance USA LLC, Ardagh Metal Packaging Finance plc, Ardagh Metal Packaging S.A., Citibank, N.A., London Branch, and Citigroup Global Markets Europe AG (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4/A filed April 9, 2021 (File No. 333-254005)).

2.7	Senior Indenture, dated as of March 12, 2021, by and among Ardagh Metal Packaging Finance USA LLC, Ardagh Metal Packaging Finance plc, Ardagh Metal Packaging S.A., Citibank, N.A., London Branch, and Citigroup Global Markets Europe AG (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4/A filed April 9, 2021 (File No. 333-254005)).

4.1 #	Business Combination Agreement, dated as of February 22, 2021, by and among Gores Holdings V, Inc., Ardagh Metal Packaging S.A., Ardagh Group S.A. and Ardagh MP MergeCo Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed March 8, 2021 (File No. 333-254005)).

4.2 #	Amendment, effective as of March 5, 2021, to the Business Combination Agreement, dated as of February 22, 2021, by and among Gores Holdings V, Inc., Ardagh Metal Packaging S.A., Ardagh Group S.A. and Ardagh MP MergeCo Inc. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

4.3 #	Second Amendment, effective as of May 18, 2021, to the Business Combination Agreement, dated as of February 22, 2021, as amended on March 5, 2021, by and among Gores Holdings V, Inc., Ardagh Metal Packaging S.A., Ardagh Group S.A. and Ardagh MP MergeCo Inc. (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

4.3(a) #	Exhibit A to Second Amendment (Business Combination Agreement, as amended and restated) (incorporated by reference to Exhibit 2.3(a) to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

4.4	Form of Subscription Agreement, dated as of February 22, 2021, by and among Ardagh Metal Packaging S.A., Gores Holdings V and certain investors (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed March 8, 2021 (File No. 333-254005)).

4.5*	Registration Rights and Lock-Up Agreement, dated as of August 4, 2021, by and among Ardagh Group S.A., Ardagh Metal Packaging S.A., Gores Holdings V Sponsor LLC and certain persons associated with Gores Holdings V Sponsor LLC.

4.6*	Shareholders Agreement, dated as of August 2, 2021, by and between Ardagh Group S.A., and Ardagh Metal Packaging S.A.

4.7*#	Services Agreement, dated as of August 4, 2021, by and between Ardagh Group S.A., and Ardagh Metal Packaging S.A.

4.8	Transfer Agreement, dated as of February 22, 2021, by and between Ardagh Group S.A., and Ardagh Metal Packaging S.A. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed March 8, 2021 (File No. 333-254005)).

4.9	Form of D&O Indemnification Agreement. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

4.10	Indemnification Letter Agreement, dated as of May 21, 2021, by and between Ardagh Group S.A. and Ardagh Metal Packaging S.A. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

8.1	List of Subsidiaries of Ardagh Metal Packaging S.A. (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 filed March 8, 2021 (File No. 333-254005)).

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Ardagh Metal Packaging S.A. and Gores Holdings V. Inc.

15.2*	Consent of PricewaterhouseCoopers.

15.3*	Consent of KPMG LLP.

15.4	Sections entitled “Financial Performance Review” and “Review of the three months ended June 30, 2021,” together with the financial information on pages 5-7, of the press release on Ardagh Metal Packaging S.A. Second Quarter 2021 Results, dated July 29, 2021 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed July 29, 2021 (File No. 333-254005)).

*	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
†	AMPSA Shares will be in an uncertificated form. Therefore AMPSA is not filing a specimen certificate evidencing AMPSA Shares.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ARDAGH METAL PACKAGING S.A.
August 10, 2021
	By:	/s/ Oliver Graham
Name: Oliver Graham
Title: Chief Executive Officer