Form 20-F
period 2022-12-31
Ardagh Metal Packaging S.A.
filed 2023-03-03
CIK 1845097

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

David Bourne

Chief Financial Officer

56, rue Charles Martel, L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, with a nominal value of €0.01 per share	AMBP	New York Stock Exchange
Warrants, each exercisable for one Share at an exercise price of $11.50 per share	AMBP.WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

597,575,322 Ordinary Shares, par value €0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes  ☒           No  ☐

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

Yes ☒           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒Accelerated Filer ☐

Non-Accelerated Filer ☐Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Item 17 __ Item 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐         No ☒

Ardagh Metal Packaging S.A.

Definitions and Terminology

Except where the context otherwise requires or where otherwise indicated, all references to “AMPSA,” “Group,” the “Company,” “we,” “us” and “our” refer to Ardagh Metal Packaging S.A. and its consolidated subsidiaries, except where the context otherwise requires.

References to legislation are, except where otherwise stated, references to the legislation of the United States of America.

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to:

●	“AGSA” are to Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 160804;
●	“AMP Business” are to the business of developing, manufacturing, marketing and selling metal beverage cans and ends and related technical and customer services as engaged by AMPSA and its subsidiaries;
●	“AMP Transfer” are to a series of transactions pursuant to the Transfer Agreement in connection with the Business Combination effected by AGSA on April 1, 2021 that resulted in (a) the equity interests of Ardagh Packaging Holdings Limited, an Irish subsidiary of AGSA, and certain other subsidiaries of AGSA engaged in the metal beverage can business being directly or indirectly owned by AMPSA (all such entities collectively, the “AMP Entities”) and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities;
●	“Ardagh Group” are to AGSA and its consolidated subsidiaries, except where the context requires otherwise;
●	“Articles” are to the articles of association of AMPSA;
●	“Business Combination” are to the transactions contemplated by the Business Combination Agreement;
●	“Business Combination Agreement” are to the Business Combination Agreement, dated as of February 22, 2021, as amended from time to time, by and among GHV, AMPSA, AGSA and MergeCo, and filed as Exhibits 4.1 and 4.2 to this Annual Report;
●	“GHV” are to Gores Holdings V, Inc., a Delaware corporation which, following the Merger, was renamed to “Ardagh MP USA Inc.;”
●	“GHV Sponsor” are to Gores Sponsor V LLC, a Delaware limited liability company;
●	“MergeCo” are to Ardagh MP MergeCo Inc;
●	“Merger” are to the merger of MergeCo with and into GHV, with GHV surviving the Merger as a wholly owned subsidiary of AMPSA, which occurred on August 4, 2021;

Ardagh Metal Packaging S.A.

●	“NYSE” are to the New York Stock Exchange;
●	“Ordinary Shares” are to ordinary shares of AMPSA, with a nominal value of €0.01 per share;
●	“Paris Agreement” are to the Paris Agreement of 2015 adopted by 196 countries, under which governments mutually pledged to limiting global warming to well-below 2°C, preferably to 1.5°C, compared to pre-industrial levels;
●	“PIPE” are to the private placement pursuant to which the Subscribers purchased 69,500,000 Ordinary Shares, for a purchase price of $10.00 per share (the “PIPE Shares”);
●	“Preferred Shares” are to the 56,306,306 redeemable non-voting shares in the Company, with a par value of €4.44 per share, and any such shares issued from time to time in the Company;
●	“REACH” are to the European Union’s regulations concerning the Registration, Evaluation, Authorization and Restriction of Chemicals;
●	“Registration Rights and Lock-Up Agreement” are to the registration rights and lock-up agreement, dated as of August 4, 2021, by and among AGSA, AMPSA, GHV Sponsor and certain persons associated with GHV Sponsor, a form of which is filed as Exhibit 4.4 to this Annual Report;
●	“Science-Based Sustainability Targets” are to the targets that are in line with what the latest climate science deems necessary to meet the goals of the Paris Agreement (limiting global warming to well-below 2°C above pre-industrial levels and pursuing efforts to limit warming to 1.5°C);
●	“Science-Based Targets initiative” are to the initiative to drive climate action in the private sector by enabling companies to set science-based emissions reduction targets;
●	“Scope 1 Emissions” are to those greenhouse gas emissions that an organization makes directly from activities;
●	“Scope 2 Emissions” are to greenhouse gas emissions that an organization makes indirectly;
●	“Scope 3 Emissions” are to all indirect greenhouse gas emissions that occur in the value chain of the reporting company, including both upstream and downstream emissions;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“Services Agreement” are to the services agreement, dated as of August 4, 2021, by and between AGSA and AMPSA, related to the provision of certain corporate and business-unit services by AGSA to AMPSA and its subsidiaries and by AMPSA and its subsidiaries to AGSA, filed as Exhibit 4.6 to this Annual Report;
●	“Shareholders Agreement” are to the shareholders agreement entered into by AGSA and AMPSA on August 4, 2021 and filed as Exhibit 4.5 to this Annual Report;
●	“Subscribers” are to the investors that purchased Ordinary Shares in the PIPE;
●	“Subscription Agreements” are to the subscription agreements, dated as of February 22, 2021, entered into with the Subscribers and the GHV Sponsor, pursuant to which the Subscribers and the GHV Sponsor agreed to

Ardagh Metal Packaging S.A.

purchase, and AMPSA agreed to sell to the Subscribers and the GHV Sponsor the PIPE Shares for an aggregate cash amount of $600,000,000, a form of which is filed as Exhibit 4.3 to this Annual Report;
●	“Transfer Agreement” are to the transfer agreement, dated as of February 22, 2021, by and between AGSA and AMPSA, filed as Exhibit 4.7 to this Annual Report;
●	“Warrants” are to the warrants of AMPSA, each exercisable for one Share at an exercise price of $11.50 per share, subject to adjustment; and
●	“Warrant Agreement” are to the warrant agreement, dated as of August 10, 2020, by and between GHV and Continental Stock Transfer & Trust Company as warrant agent, filed as Exhibit 2.3 to this Annual Report, as assigned to AMPSA and amended in accordance with a warrant assignment, assumption and amendment agreement, dated August 4, 2021, by and among AMPSA, GHV, Computershare Inc. and Computershare Trust Company, N.A., filed as Exhibit 2.2 to this Annual Report.

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

Group Consolidated Financial Statements – Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with International Financial Reporting Standards (“IFRS”) and related interpretations, as adopted by the International Accounting Standards Board (the “IASB”). IFRS is comprised of standards and interpretations approved by the IASB and IFRS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the IASB.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and the Earnout Shares are stated at fair value; and
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

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

Ardagh Metal Packaging S.A.

assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments.

Basis of preparation prior to the AMP Transfer

For the periods prior to the AMP Transfer, consolidated financial statements have been prepared on a carve-out basis from the consolidated financial statements of AGSA, to represent the financial position and performance of the AMP Business as if the AMP Business had existed on a stand-alone basis for the year ended December 31, 2020 and for the three months from January 1, 2021 to April 1, 2021, the date that the AMP Transfer occurred, for the audited consolidated income statement, statement of comprehensive income, statement of cash flows and as at December 31, 2020 for the audited consolidated statement of financial position. However, those consolidated financial statements are not necessarily indicative of the results that would have occurred if the AMP Business had been a stand-alone entity during the period presented.

The consolidated financial statements have been prepared by aggregating the financial information from the entities as described in note 26 to the audited consolidated financial statements included elsewhere in this Annual Report, together with assets, liabilities, income and expenses that management has determined are specifically attributable to the AMP Business including related party borrowings, and direct and indirect costs and expenses related to the operations of the AMP Business. The following summarizes the principles applied in preparing the consolidated financial statements:

●	Controlled companies that are part of the AMP Business have been included in the consolidated financial statements, as further described in note 26 to the audited consolidated financial statements included elsewhere in this Annual Report. Goodwill, customer relationship intangible assets and fair value adjustments directly attributable to the acquisition of the controlled companies that are part of the AMP Business by Ardagh Group, have been included in the consolidated financial statements. No companies were acquired or disposed of during the financial periods prior to the AMP Transfer;
●	The AMP Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. The net assets of the AMP Business are represented by the cumulative investment of Ardagh Group in the AMP Business, shown as invested capital;
●	All intercompany balances, investments in subsidiaries and share capital within the AMP Business have been eliminated upon combination in the consolidated financial statements;
●	All employee benefit obligations are directly attributable to the AMP Business and are obligations of the entities described in note 20 to the consolidated financial statements included in this Annual Report;
●	Cumulative translation differences directly attributable to the controlled companies that are part of the AMP Business, have been allocated at the amounts included in Ardagh Group’s consolidated financial statements;
●	Corporate center costs allocated by Ardagh Group, prior to the AMP Transfer, have been included in selling, general and administration (“SG&A”) expenses ($27 million for the year ended December 31, 2020, and $9 million for the three months ended March 31, 2021). The Ardagh Group support provided to the AMP Business included stewardship by Ardagh Group senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to, discrete support which was provided from centralized management activities such as human resources (“HR”), Sustainability and information technology (“IT”) in order to complement and support the activities in these areas which existed within the AMP Business. The Ardagh Group corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the AMP Business reflected all the costs of doing business and management believes that the allocations were reasonable and materially reflected

Ardagh Metal Packaging S.A.

what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh Group and are not necessarily representative of costs that may arise in the future;
●	Tax charges and credits and balances in the consolidated financial statements have been calculated as if the AMP Business was a separate taxable entity using the separate return method. The tax charges and credits recorded in the consolidated income statement and tax balances recorded in the consolidated statement of financial position have been affected by the taxation arrangements within Ardagh Group and are not necessarily representative of the positions that may arise in the future. Differences between the tax charges and credits and balances in the consolidated financial statements, and the tax charges and credits and balances in the historical records of the AMP Business are included in invested capital;
●	The AMP Business has its own treasury functional team with certain treasury and risk management functions being performed by a central treasury function, which includes cash pooling and similar arrangement between Ardagh Group and the AMP Business. Interest on related party borrowings and allocated costs and expenses as described below have generally been deemed to have been paid by the AMP Business to Ardagh Group in the month in which the costs were incurred. In addition, all external debt used to fund Ardagh Group’s operations is managed and held centrally. Related party borrowings to Ardagh Group, representing back-to-back agreements related to those components of Ardagh Group’s corporate debt used to fund the initial acquisition of the AMP Business by Ardagh Group, are included in the consolidated financial statements reflecting the debt obligation and related interest costs of the AMP Business. Any cash balances reflected on the consolidated financial statements are legally owned by the AMP Business. Ardagh Group has entered into certain derivative instruments with external counterparties on behalf of the AMP Business and on the back of those related-party derivatives between Ardagh Group and the AMP Business have been executed, the impact of which have been included in the consolidated financial statements;
●	Other intercompany balances between Ardagh Group and the AMP Business with the exception of the related party borrowings discussed above are deemed to be long term funding in nature and did not remain a liability upon separation from Ardagh Group and hence have been presented as part of invested capital in the consolidated financial statements.

Basis of preparation after the AMP Transfer

For the periods after the AMP Transfer, from April 1, 2021 through December 31, 2021, and the year ended December 31, 2022, consolidated financial statements have been prepared for the Group as a stand-alone business. The accounting policies, presentation and methods of computation followed in the consolidated financial statements are consistent with those applied in the audited consolidated financial statements of the AMP Business for the year ended December 31, 2020, except for the new or amended accounting policies identified as applying after the AMP Transfer as indicated in the paragraphs below, in addition to the calculation of earnings per share as further detailed in note 8, the Preferred Shares and the Ordinary Shares repurchased as further detailed in note 17, the recognition and measurement of the Earnout Shares and Public and Private Warrants as further detailed in note 21 and the recognition and measurement of the IFRS 2 charge in note 24, with all notes to the consolidated financial statements included in this Annual Report.

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Metal Packaging S.A. (the “Board”) on February 21, 2023.

Currencies

In this Annual Report, unless otherwise specified or the context otherwise requires:

●	“$,” “USD” and “U.S. dollar” each refer to the lawful currency of the United States of America;

Ardagh Metal Packaging S.A.

●	“€,” “EUR” and “euro” each refer to the euro, the single currency of the participating members of the European Economic and Monetary Union pursuant to the Treaty Establishing the European Community, as amended from time to time; and
●	“£” and “pounds” refer to pounds sterling, the lawful currency of the United Kingdom.

Safe Harbor Statement

This Annual Report does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, including in the United States, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Specifically, this Annual Report does not constitute a “prospectus” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

We routinely post important information on our website https://www.ardaghmetalpackaging.com/corporate/investors. This website and any other websites referenced herein and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report.

Forward-Looking Statements

This Annual Report may contain estimates and “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this Annual Report are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances.

It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this Annual Report from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

●	changes in the political, credit, financial and/or economic environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products;
●	competition from other metal packaging producers and alternative forms of packaging;
●	increases in metal beverage cans manufacturing capacity without corresponding increases in demand;
●	concentration of our customers and further consolidation of our existing customer base;
●	changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements;
●	varied seasonal demands for our products and unseasonable weather conditions;
●	availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass-through input costs;
●	stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war (as defined below);

Ardagh Metal Packaging S.A.

●	reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption;
●	currency, interest rate and commodity price fluctuations;
●	interruption in the operations of our production facilities;
●	future acquisitions, including with respect to successful integration;
●	a significant write down of goodwill;
●	data protection, data breaches, cyber attacks on our information technology (“IT”) systems and network disruptions, including the costs and reputational harm associated with such events;
●	impact of climate change, both physical and transitional;
●	environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us;
●	legislation and regulation, including costs of compliance and changes to laws and regulations governing our business;
●	workplace injury and illness claims at our production facilities;
●	litigation, arbitration and other proceedings;
●	changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation;
●	costs and future funding obligations associated with post-retirement benefits provided to our employees;
●	organized strikes or work stoppages by our unionized employees;
●	failure of our control measures and systems that result in faulty or contaminated products;
●	non-existent, insufficient or prohibitively expensive insurance coverage;
●	dependence on our executive and senior management, and personnel; and
●	other risks and uncertainties described herein, including those under “Item 3. Key Information—D. Risk Factors.”

In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this Annual Report.

Non-IFRS Financial Measures

This Annual Report contains certain consolidated financial measures such as Adjusted EBITDA, working capital, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Adjusted EBITDA consists of profit/(loss) for the year before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. Adjusted profit consists of profit/(loss) for the year before total exceptional items, gains/(losses) on derivatives, intangible amortization and associated tax credits. Adjusted earnings per share is calculated based on adjusted profit for the year divided by the weighted average number of ordinary shares in issue.

Ardagh Metal Packaging S.A.

Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by AMPSA may differ from, and not be comparable to, similarly titled measures used by other companies.

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.Reserved

B.Capitalization and indebtedness

Not Applicable

C.Reasons for the offer and use of proceeds

Not Applicable

D.Risk Factors

Our business is subject to a number of risks and uncertainties that may materially adversely affect our business, results of operations, financial condition, cash flows or prospects and that are described below. In addition, you should consider the interrelationship and compounding effects of two or more risks occurring simultaneously.

Summary Risk Factors

The following summarizes the material risks that could materially adversely affect our business, results of operations, financial condition, cash flows or prospects. You should carefully consider all the information set forth in this Annual Report on Form 20-F including, but not limited to, the risks set forth in this Item 3.D. Our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected by any of these risks.

●	risks relating to changes in the political, credit, financial and/or economic environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products;
●	risks relating to competition from other metal packaging producers and alternative forms of packaging;
●	risks relating to an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;
●	risks relating to the concentration of our customers or changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements;
●	risks associated with the further consolidation of our existing customer base;

Ardagh Metal Packaging S.A.

●	risks relating to the varied seasonal demands for our products and unseasonable weather conditions;
●	risks relating to the availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass-through input costs;
●	risks relating to the stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war (as defined below);
●	risks associated with our reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption;
●	risks relating to currency, interest rate and commodity price fluctuations;
●	risks relating to any interruption in the operations of our production facilities;
●	risks associated with future acquisitions, including with respect to successful integration;
●	risks associated with a significant write down of goodwill;
●	risks associated with data protection, data breaches, cyber attacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events;
●	risks relating to the impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets;
●	risks relating to environmental, health and safety concerns, legal, regulatory or other measures to address such concerns and associated costs to us;
●	risks relating to legislation and regulation, including costs of compliance and changes to laws and regulations governing our business;
●	risks associated with workplace injury and illness claims at our production facilities;
●	risks relating to litigation, arbitration and other proceedings;
●	risks associated with changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation;
●	risks associated with costs and future funding obligations associated with post-retirement benefits provided to our employees;
●	risks relating to organized strikes or work stoppages by our unionized employees;
●	risks relating to failure of our control measures and systems that result in faulty or contaminated products;
●	risks associated with non-existent, insufficient or prohibitively expensive insurance coverage;
●	risks relating to our dependence on our executive and senior management, and highly skilled personnel;
●	risks associated with Brexit (as defined below);
●	risks relating to the COVID-19 pandemic and any future pandemics or epidemics that may have adverse impacts on worldwide economic activity and our business;
●	risks associated with failure to maintain an effective system of disclosure controls and internal controls over financial reporting;
●	risks relating to the activities of our shareholders and our position as a company controlled by AGSA;
●	risks relating to the services provided to us by AGSA pursuant to the Services Agreement, including our ability to operate our business cost effectively following the expiration or termination of the Services Agreement;

Ardagh Metal Packaging S.A.

●	risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements;
●	risks relating to the ownership of our Ordinary Shares, including those associated with our status as a Luxembourg company and a foreign private issuer; and
●	other risks and uncertainties as set forth in this Item 3D. Risk Factors.

For a more complete discussion of the material risks facing our business, see below.

Risks Relating to Our Business

Changes to the political, credit, financial and/or economic environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products.

Demand for our packaging depends on demand for the products that use our packaging, which is primarily consumer driven and dependent on general economic conditions. Deteriorating general economic conditions may adversely impact consumer confidence resulting in reduced spending on our customers’ products and, thereby, reduced or postponed demand for our products. Any adverse economic or political conditions may also lead to a limited availability of credit, which could have an adverse effect on the financial condition, particularly on the purchasing ability of some of our customers and distributors. This may result in requests for extended payment terms, credit losses, insolvencies and diminished available sales channels. Deteriorating general economic conditions could also have an adverse impact on our suppliers, causing them to experience financial distress or insolvency, and jeopardizing their ability to provide timely deliveries of raw materials and other essentials to us, which could in turn have material adverse effects on our business, results of operations, financial condition, cash flows or prospects. Furthermore, such changes in general economic conditions as described above, among others, may reduce our ability to forecast developments in our industry and plan our operations and costs accordingly, resulting in operational inefficiencies.

Recent events that have had a significant impact on macroeconomic conditions around the world include the COVID-19 pandemic and the outbreak of war in Ukraine (the “Russia-Ukraine war”). Government measures to contain the COVID-19 pandemic resulted in significant decline in business activity around the world. See also “—Pandemics or disease outbreaks, such as the COVID-19 pandemic, as well as governmental mandates and restrictions attributable thereto, have had, and may continue to have an adverse impact on worldwide economic activity and our business.” The Russia-Ukraine war and the sanctions and export-control measures instituted by the United States, the European Union and the United Kingdom, among others, against Russian and Belarussian persons and entities in response have contributed and will likely continue to contribute to heightened inflationary pressures (including increased prices for oil and natural gas), natural gas supply shortages, supply chain disruptions, market volatility and economic uncertainty, particularly in Europe. See also “—Our profitability could be adversely affected by the availability and increase in the costs of raw materials, including as a result of changes in tariffs and duties.”

In June 2022, the World Bank warned that the Russia-Ukraine war had magnified the slowdown in the global economy triggered by the COVID-19 pandemic and predicted that the global economy was entering what could become a protracted period of low growth and elevated inflation in which, for many countries, economic recession will likely be difficult to avoid. Meanwhile, inflation rates have recently increased significantly in the European Union, the United States, the United Kingdom and Brazil. Further increases in inflation rates and actions taken by central banks and other state actors to combat rising inflation rates, such as recent increases in base interest rates by the United States Federal Reserve, the European Central Bank, the Bank of England and the Banco Central do Brasil, could further undermine economic growth, contribute to regional or global economic recessions, cause declines in consumer spending and confidence and increase borrowing costs, among other effects, each of which could materially adversely impact our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Our Capital Structure—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow

Ardagh Metal Packaging S.A.

our business” for a detailed discussion on the impact of changes in global economic conditions on our ability to raise new financing or refinance our existing borrowings. The slowdown of the global economy could lead to volatility in exchange rates that could increase the costs of our products. See “—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on how this volatility could have a material adverse effect on our business.

Any economic downturn or recession, lower than expected growth, rising inflation or an otherwise uncertain economic outlook, either globally or in the markets in which we operate could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We face competition from other metal packaging producers, as well as from manufacturers of alternative forms of packaging.

The sectors in which we operate are relatively mature and competitive. Prices for the products manufactured by us are primarily driven by raw material costs. Competition in the market is based on price, as well as on innovation, sustainability, design, quality and service. Increases in productivity, combined with potential surplus capacity from recent or planned new investment in the industry, could result in pricing pressures in the future. Our principal competitors include Ball Corporation, Crown Holdings and CANPACK, and some of our competitors may have greater financial, technical or marketing resources, or may have excess capacity. To the extent that any one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Moreover, changes in the global economic environment could result in reductions in demand for our products in certain instances, which could increase competitive pressures. The occurrence of any of the aforementioned events, among others, could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—Changes to the political, credit, financial and/or economic environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for a further discussion on the impact of the global economic environment on our business.

In addition, we are subject to substantial competition from producers of packaging made from plastic, glass, carton and composites, for example, PET bottles for carbonated soft drinks. Changes in consumer preferences in terms of packaging materials, style and product presentation can significantly influence sales, and there can be no assurance that our products will successfully compete against alternative products. An increase in consumer demand for alternative packaging could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Certain of our customers meet some of their metal beverage packaging requirements through self-manufacturing, which reduces their external purchases of packaging. For example, AB InBev manufactures metal beverage packaging through its associate, Metal Container Corporation in the United States, as well as directly in Brazil. The potential of further vertical integration of our customers could introduce new production capacity in the market, which may create an imbalance between metal beverage packaging supply and demand and could have a material adverse effect on our future performance.

An increase in metal beverage can manufacturing capacity, including that of our competitors, without a corresponding increase in demand for metal beverage can packaging could cause prices to decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business.

The profitability of metal beverage packaging companies is heavily influenced by the supply of, and demand for, metal packaging. We and all our major competitors, have recently undertaken or are currently undertaking significant metal beverage can capacity expansions in the United States, Europe and Brazil. Such expansions are long-term in nature and may produce excess supply conditions in the market upon completion. If metal beverage can manufacturing capacity

Ardagh Metal Packaging S.A.

continues to increase and there is no corresponding increase in demand, the prices we receive for our products could decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We cannot assure you that metal beverage can manufacturing capacity in any of our markets, including the capacity of our competitors, will not increase further in the future, nor can we assure you that demand for metal beverage packaging will meet or exceed supply. For example, energy shortages and elevated energy prices, particularly in Europe due to the Russia-Ukraine war, could cause our customers to suffer from production stoppages, which could reduce the demand for metal beverage cans.

As our customers are concentrated, our business could be materially adversely affected if we were unable to maintain relationships with our largest customers.

Our ten largest customers accounted for approximately 57% of our revenue for the year ended December 31, 2022. While we believe that we have good relationships with these customers, there can be no assurance that we will be able to maintain these relationships. Over 80% of our revenue for the year ended December 31, 2022 was backed by multi-year supply agreements, ranging from two to seven years in duration. Although these arrangements have provided, and we expect they will continue to provide, the basis for long-term partnerships with our customers, there can be no assurance that our customers will not cease to purchase our products. These arrangements, unless they are renewed, expire in accordance with their respective terms and may be terminated under certain circumstances, such as our failure to meet quality, volume or other contractual commitments. In addition, if our customers unexpectedly reduce the amount of metal beverage cans they purchase from us, cease purchasing our metal beverage cans altogether, or if there are any changes in their strategic choices, such as whether to prioritize price or volume requirements, our revenues could decrease and our inventory levels could increase, both of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

In addition, there can be no assurance that such arrangements will be renewed upon their expiration or that the terms of any renewal will be as favorable to us as the terms of the current arrangements, and there is also the risk that our customers may shift their filling operations to locations in which we do not operate. The loss of one or more of these customers, a significant reduction in sales to these customers, or a significant change in the commercial terms of our relationships with these customers could have a material adverse effect on our business.

Further consolidation of our customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on our business, financial condition and results of operations.

Some of our largest customers have previously acquired companies with similar or complementary product lines, for example, in 2017 Heineken acquired Brasil Kirin and in 2016 AB InBev acquired SABMiller. Such consolidation resulted in an increase in the concentration of our sales with our largest customers and if similar consolidations should occur in the future, it could potentially be accompanied by pressure for lower prices. Increased pricing pressures from these customers may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, any consolidation of our customers may lead to their reliance on a reduced number of suppliers. If, following the combination of one of our customers with another company, a competitor was to be the main supplier to the newly consolidated company, this could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Demand for our products is seasonable. Unseasonable weather conditions, including as a result of climate change, could lead to unpredictability of demand and materially adversely affect our business.

Demand for our products is seasonal and strongest during spring and summer, which means that our sales in North America and Europe are typically, based on historical trends, greater in the second and third quarters of the year and

Ardagh Metal Packaging S.A.

generally lower in the first and fourth quarters. In Brazil, sales are typically strongest in the first and fourth quarters and generally lower in the second and third quarters. However, demand for our products during the quarters with historically greater sales could be reduced if there is unseasonably cool weather in any of these regions.

Unseasonable weather could become a more frequent occurrence as a result of climate change, which could have an adverse effect on demand for our products. Conversely, climate change and the increasing frequency of extreme weather events could also increase demand for our products, such as during a prolonged heat wave in the spring or summer months, or an unseasonably hot period during the fall or winter months. The occurrence of any such events leading to unpredictability of demand could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—Climate change may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes” for a more detailed discussion of the ability of extreme weather events to adversely impact our business.

Our profitability could be adversely affected by the availability and increase in the costs of raw and other input materials, including as a result of changes in tariffs and duties.

We use various raw and other input materials, such as aluminum, as well as materials derived from oil in our production. The availability of various raw and other input materials and their prices depend on global and local supply and demand forces, governmental regulations, level of production, resource availability, transportation and other factors, which could result in temporary shortages due to transportation disruptions, production delays impacting supplier production facility output, pandemic outbreaks, including the COVID-19 pandemic, or other factors. See “—Pandemics or disease outbreaks, such as the COVID-19 pandemic, as well as governmental mandates and restrictions attributable thereto, have had, and may continue to have an adverse impact on worldwide economic activity and our business” for more detail on the impact COVID-19 has had on our raw material supply chain. No assurance can be given that we would be able to secure our raw and other input materials from sources other than our current suppliers on terms as favorable as our current terms, or at all. The cost of any of the principal raw or input materials that we use may also significantly increase as a result of the introduction of tariffs of 10% on aluminum imports into the United States in 2018, which remain in effect, any other tariff increases, sanctions, duties, other trade actions or increases in our transportation costs. Any such shortages or increase in cost could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

The primary raw material that we use is aluminum ingot, which is in turn rolled into can body and can end stock by our suppliers for use in our production process. Our business is exposed to both the availability of aluminum and the volatility of aluminum prices, including associated premia. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot. See “—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a detailed description on the currency risks associated with the price volatility of aluminum. While in the past sufficient quantities of aluminum have been generally available for purchase, these quantities may not be available in the future, and, even if available, we may not be able to continue to purchase them at current prices. In addition, any increase in the level of investment in metal beverage can capacity expansion by us and our competitors will require a significant increase in can sheet production by the aluminum suppliers, which will in turn require them to make significant investment and capital expenditures. Failure by the suppliers to increase capacity could cause supply shortages and significant increases in the cost of aluminum.

While raw materials are generally available from a range of suppliers, they are subject to fluctuations in price and availability based on a number of factors, including general economic conditions, commodity price fluctuations (such as with respect to aluminum on the London Metal Exchange), the demand by other industries, such as automotive, aerospace and construction, for the same raw materials and the availability of complementary and substitute materials. Furthermore, adverse economic or financial changes, industrial disputes, pandemic-related or energy-related supply disruptions could impact our suppliers, thereby causing supply shortages or increasing costs for our business. Our raw materials suppliers also operate in relatively concentrated industries, and this concentration can impact raw material costs. Over the last ten

Ardagh Metal Packaging S.A.

years, the number of major aluminum and steel suppliers has decreased and there is a possibility of further consolidation. Further consolidation could hinder our ability to obtain adequate supplies of these raw materials and could lead to higher prices for aluminum and steel. In addition, the relative price of oil and its by-products could also impact our business, by affecting other input materials costs, such as coatings, lacquer and ink. Accordingly, the ongoing Russia-Ukraine war and the related economic sanctions could have a material adverse effect on our operating costs, and in turn, our business, results of operations, financial condition, cash flows or prospects. See “—Changes to the political, credit, financial and/or economic environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for more details.

Although a significant number of our sales contracts with customers include provisions enabling us to pass-through increases and reductions in certain input costs, such as aluminum and coatings, we may not be able to pass on all or substantially all raw material and other input price increases or increase our prices to offset increases in raw and other input material costs without suffering reductions in unit volume, revenue and operating income. The perceived certainty of supply at our competitors may also put us at a competitive disadvantage regarding pricing and product volumes. In addition, we may not be able to hedge successfully against raw material cost increases. See “—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a more detailed description on hedging risks associated with commodity prices. Any of the above factors could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We are dependent on a reliable and affordable supply of energy, and any shortage of energy supplies to our production facilities or increased energy prices would have a material adverse effect on our business.

We require access to reliable sources of affordable energy as certain energy sources are vital to our operations and we rely on a continuous power supply to effectively conduct our business. The Russia-Ukraine war and the related sanctions have led to a significant increase in our energy and other input costs, as well as limited availability of energy and there may be further adverse impacts on energy supplies and prices, particularly in Europe, as a result of uncertainty with regard to Russia’s production and export of oil and natural gas. See “—Changes to the political, credit, financial and/or economic environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for more details.

In the event of energy shortages or government measures rationing energy supplies to our industry in Europe, it is likely that we will be unable to meet our energy needs. This could lead to production stoppages, shutdowns, a decline in output, and decreased sales. In the event of a prolonged shortfall of adequate energy supplies, we could experience financial distress. In addition, any future increases or fluctuations in energy costs could result in a significant increase in our operating costs, and if we are not able to recover these costs from our customers, or through fixed-price procurement contracts, index tracking procurement contracts and hedging there could be a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Currency, interest rate and commodity price fluctuations may have a material impact on our business.

Our functional currency is the euro and we present our financial information in U.S. dollars. Insofar as possible, we actively manage currency exposures through the deployment of assets and liabilities throughout the Group and, when necessary and economically justified, enter into currency hedging arrangements to manage our exposure to currency fluctuations by hedging against rate changes with respect to the euro. However, we may not be successful in limiting such exposure, which could materially adversely affect our business, results of operations, financial condition, cash flows or prospects. In addition, our presented results may be impacted because of fluctuations in the U.S. dollar exchange rate versus the euro.

Ardagh Metal Packaging S.A.

We have production facilities in nine different countries, and sell products to, and obtain raw materials from, entities located in these and different regions and countries globally. As a result, a significant portion of our consolidated revenue, costs, assets and liabilities are denominated in currencies other than the euro, in particular, the U.S. dollar, the British pound and the Brazilian real. For the year ended December 31, 2022, 73% of our revenue were from countries with currencies other than the euro. The exchange rates between the currencies which we are exposed to, such as the euro, the U.S. dollar and the British pound, have fluctuated significantly in the past and may continue to do so in the future, which could have a material adverse effect on our results of operations. Volatility in exchange rates could increase the costs of our products that we may not be able to pass on to our customers, impair the purchasing power of our customers in different markets, result in significant competitive benefit to certain of our competitors that incur a material part of their costs in different currencies than we do, hamper our pricing, increase our hedging costs and limit our ability to hedge our exchange rate exposure. Furthermore, we are exposed to currency transaction risks, where changes in exchange rates affect our ability to purchase equipment and raw materials and sell products at profitable prices, reduce the value of our assets and revenues, and increase liabilities and costs.

We are also subject to commodity price risk, mainly as a result of fluctuations in the price and availability of raw materials and energy, such as aluminum, natural gas and electricity. Aluminum has historically been subject to significant price volatility, and as aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum. Where we are unable to pass-through increases in certain input costs to our customers, we operate hedging programs to manage the price and foreign currency risk on our aluminum purchases, but increased prices for aluminum could affect customer demand. See “—Our profitability could be adversely affected by the availability and increase in the costs of raw materials, including as a result of changes in tariffs and duties” for more information on the availability and cost of aluminum. We are also exposed to interest rate risk, where fluctuations in interest rates may affect our interest expense on existing debt and the cost of new financing. While we occasionally use cross currency interest rate swaps to manage this type of risk, sustained increases in interest rates could nevertheless materially adversely affect our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Our Capital Structure—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a further discussion on how increases in interest rates could affect our ability to service our indebtedness.

To counteract the effects of the aforementioned risks, we engage in certain hedging strategies. Our policy is, where practical, to match net investments in foreign currencies with borrowings and swaps in the same currency. We use derivative agreements to manage some of the material commodity cost risk. For example, as a result of the volatility of natural gas and electricity prices, we have developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers. Our policy is to purchase natural gas and electricity by entering into forward price-fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not net settle, nor do we sell within a short period of time after taking delivery. We avail ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. We typically build up these contractual positions in tranches of approximately 10% of the anticipated volumes, and also hedge portions of our natural gas, electricity and diesel price risk by entering into derivatives with banks where it is deemed favorable to hedging with suppliers. Any natural gas, electricity and diesel that is not purchased under forward fixed price arrangements or hedged with banks is purchased under index tracking contracts or at spot prices. However, there can be no assurance that our strategies will prove effective, given that there are certain circumstances that are beyond our control, such as for example increased market volatility as a result of the ongoing Russia-Ukraine war. See “—Changes to the political, credit, financial and/or economic environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for further details. Our costs could be adversely impacted to the extent we are unable to counteract the effects of the aforementioned risks effectively. For a further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Ardagh Metal Packaging S.A.

Any interruption in the operations of our production facilities may adversely affect our business.

All of our manufacturing activities take place at production facilities that we own or lease under long-term leases. Our manufacturing processes include cutting, coating and shaping metal into containers. These processes, which are conducted at high speeds and involve operating heavy machinery and equipment, entail risks and hazards, including industrial accidents, leaks and ruptures, explosions, fires, mechanical failures and environmental hazards, such as spills, storage tank leaks, discharges or releases of toxic or hazardous substances and gases. Furthermore, certain of our production facilities are located in geographically vulnerable areas, including in some parts of the United States, and the risk of the occurrence of these hazards are exacerbated by the increasing frequency of extreme weather and natural disasters, such as earthquakes, hurricanes, floods and wildfires. These hazards may cause unplanned business interruptions, unscheduled downtime, transportation interruptions, personal injury and loss of life, severe damage to or the destruction of property and equipment, environmental contamination and other environmental damage, civil, criminal and administrative sanctions and liabilities, and third-party claims, which may have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

In addition, it may be increasingly difficult to obtain, renew or maintain permits and authorizations issued by governmental authorities necessary to operate our production facilities, due to the increasing urbanization of the sites where some of them are located. Urbanization could lead to more stringent operating conditions for obtaining or renewing the necessary authorizations, the refusal to grant or renew these authorizations, or expropriations of these sites for urban planning projects, any of which could result in the incurrence of significant costs, with no assurance of partial or full compensation from the governmental authorities.

Even though we conduct regular maintenance on our operating equipment, due to the extreme operating conditions inherent in some of our manufacturing processes, we cannot assure you that we will not incur unplanned business interruptions due to equipment breakdowns or similar manufacturing problems. We could also experience disruption to our IT systems and other automated manufacturing processes, including through cyber security attacks, which could halt or severely reduce production. See “—Our heavy reliance on technology and automated systems to operate our business could mean that any significant failure or disruption of these systems, including as a result of cyber security attacks, could have a material adverse effect on our business and reputation” for a further discussion on the impact of a cyber security attack on our business. There can be no assurance that alternative production capacity would be readily available in the event of an interruption.

If any of the aforementioned failures or disruptions affect any of our major operating lines or production facilities, it may result in a disruption of our ability to supply customers and a consequent loss of revenues. The potential impact of any disruption would depend on the nature and extent of the damage caused to such facility. For example, our industry’s business model typically involves a metal beverage can ends production facility supplying multiple metal beverage can production facilities. A failure or disruption in an ends production facility could therefore impact our ability to supply multiple customers with ends and any inability to source ends from another location could result in a material loss of sales.

To the extent that we experience production disruptions as a result of any of aforementioned factors, we may also be required to make unplanned capital expenditures even though we may not have available resources at such time, which would result in significant costs and expenses. As a result, our liquidity may be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

We are reliant on the performance of our suppliers, who may not be able to meet our demands due to supply chain disruption.

We are reliant on our suppliers for the timely delivery of raw materials, such as aluminum for the production of our metal beverage cans. We also engage third parties for the supply of various services, including, among others, logistics services for the transport of our metal beverage cans and IT services. If one or more of our suppliers is unable or unwilling

Ardagh Metal Packaging S.A.

to fulfil delivery obligations, for example due to shortages of necessary raw materials, elevated energy prices or energy shortages, external conflicts, labor shortages or strikes, capacity allocation to other customers, financial distress, insolvency, government regulations, currency rate fluctuations, natural disasters and adverse weather conditions that are exacerbated by climate change, or other unforeseen circumstances, we could be at risk of production downtime, inventory backlogs and delays in deliveries to customers. The risk of financial distress for our suppliers could become more acute if energy prices continue to increase or remain elevated, or if energy supplies are threatened. As a result, we may need to bear increased costs for such services or to find alternative providers, which may not be available on comparable terms, or at all. In addition, such suppliers could provide services that do not meet our requirements or fail to provide services in a timely manner, which could cause us to experience disruptions, delays, or product quality issues. If any of the foregoing risks were to materialize, it could have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

We may not be able to integrate any future acquisitions effectively.

We aim, over the longer term, to continue expanding our packaging activities. This strategy may in the future require us to capitalize on strategic opportunities, including the acquisition of existing businesses. If we were to acquire any existing businesses, there is no certainty that any acquired business will be effectively integrated. If we cannot successfully integrate acquired businesses within a reasonable time frame, we may not be able to realize the cost savings, synergies and revenue enhancements that we anticipate either in the anticipated amount or time frame, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expected. Our ability to realize anticipated cost savings and synergies may be affected by a number of factors, including  the use of more cash or other financial resources on integration and implementation activities than we expect, such as restructuring and other exit costs, unanticipated conditions imposed in connection with obtaining required regulatory approvals; and increases in expected acquisition costs and expenses, which may offset the cost savings and other synergies realized from such acquisitions. To the extent we pursue an acquisition that causes us to incur unexpected costs or that fails to generate expected returns, or fail to successfully integrate such businesses, the diversion of management attention and other resources from our existing operations could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

A significant write down of goodwill could have a material adverse effect on our financial condition and results of operations.

Our goodwill as of December 31, 2022 was $1.0 billion. We evaluate goodwill annually or whenever indicators suggest that impairment may have occurred. The determination of the recoverable amounts of goodwill requires the use of a market approach, which includes estimates and assumptions which are based on comparable companies’ equity valuations. The resulting accounting estimates will, by definition, seldom equal the related actual results. As described further in the audited consolidated financial statements included in this Annual Report, we use the fair value less costs of disposal (“FVLCD”) model for the purposes of our annual goodwill impairment testing. However, if an impairment indicator exists for a cash generating unit (“CGU”), we also use the value in use (“VIU”) model in order to establish the recoverable amount being the higher of the FVLCD model and VIU model when compared to the carrying value of the CGU. Sensitivity analysis is performed reflecting potential variations in assumptions. Future changes in the estimates and assumptions used in the FVLCD or VIU models, general market conditions, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write down goodwill for the amount of the impairment. If a significant write down is required, the charge would have a material adverse effect on our business, financial condition, results of operations or prospects.

Our heavy reliance on technology and automated systems to operate our business could mean that any significant failure or disruption of these systems, including as a result of cyber security attacks, could have a material adverse effect on our business and reputation.

Ardagh Metal Packaging S.A.

We depend on automated systems and technology to operate our business, including manufacturing, accounting, telecommunication and information technology systems. There can be no assurance that these systems will not fail or suffer from substantial or repeated disruptions due to various events, some of which are beyond our control, such as natural disasters, power failures, terrorist attacks, equipment or software failures, user errors or computer viruses. Any such disruptions could severely interrupt the operation of our production facilities for an extended period of time, which could have an adverse effect on the supply of our products and result in a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

Increased global cyber security threats and more sophisticated and targeted computer crime also pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, as well as those of our business partners. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and due to the nature of some of these attacks, there is also a risk that they may remain undetected for a period of time. We have previously been the target of cyber-attacks and expect such attempts to continue. In 2021, AGSA announced that it had experienced a cyber security incident, the response to which included temporarily shutting down certain IT systems and applications used by us. While we have since established a cyber transformation program, there can be no assurance that it will protect us from such threats and prevent disruptions or breaches to our or our third-party providers’ databases or systems that could materially adversely affect our business. See “Item 4. B. Business Overview—Information Technology” for a further description of our cyber transformation program.

In addition, the services under our cyber transformation program are provided by AGSA pursuant to the Services Agreement. There can be no assurance that we will be able to find a replacement provider for such services on comparable terms or at all, if such services are no longer provided under the Services Agreement. See “—Our ability to operate our business effectively depends largely on certain administrative and other support functions provided to us by AGSA pursuant to the Services Agreement, which may suffer if we are unable to establish our own administrative and other support functions in a cost effective manner following the termination of the Services Agreement” for a further discussion of the Services Agreement.

Substantial or repeated systems failures or disruptions, including as a result of not effectively remediating system failures, cyber security incidents and other disruptions could result in the unauthorized release of confidential or otherwise protected information, improper use of our systems and networks, defective products, harm to individuals or property, contractual or regulatory actions and fines, penalties and potential liabilities, production downtime and operational disruptions and loss or compromise of important or sensitive data. For example, the loss, disclosure, misappropriation of or access to our employees’ or business partners’ information or our failure to meet increasing data privacy and security obligations could result in lost revenue, increased costs, legal claims or proceedings, liability or regulatory penalties, including, for instance, under the EU General Data Protection Regulation or the California Consumer Privacy Act. Any of the aforementioned risks could result in increased costs, lost revenue, reputational harm and decreased competitiveness, which could materially adversely affect our business, financial condition, results of operations, cash flow or prospects, and increased global cyber security threats and more sophisticated and targeted computer crime may further increase this risk.

Climate change may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes.

There continues to be a growing concern that carbon dioxide and other greenhouse gases (“GHG”) in the atmosphere may have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather conditions and natural disasters. The impact of climate change presents immediate and long-term risks of loss arising from climate change, to us and the markets in which we operate, which are expected to increase over time. Climate risks consist of physical risks and transition risks, either of which may materially adversely affect our ability to conduct our business. Our operations could be exposed to physical risks resulting from chronic and acute climate change and extreme weather-related events, such as increased storms, drought, fires, hurricanes, tornadoes or floods, which may directly damage our physical assets (such as facilities and materials) or otherwise impact their value or productivity, cause raw material shortages (including energy supply) and supply chain disruptions (including delivery), and increase

Ardagh Metal Packaging S.A.

production cost and health and safety risks, among other risks. See “—Any interruption in the operations of our production facilities may adversely affect our business” for a further discussion on the impact such damage to our physical assets could have on our business. In addition, unseasonal extreme weather can reduce demand for certain beverages, and as a result, our products. See “—Demand for our products is seasonal. Unseasonable weather conditions, including as a result of climate change, could lead to unpredictability of demand and adversely affect our business” for a more detailed discussion on the impact of unseasonable weather on demand for our products. We are not able to accurately predict the materiality of any potential losses or costs associated with the effects of climate change, and the impact of climate change may also vary by geographic location and other circumstances, including weather patterns.

We could also be exposed to transition risks resulting from changes in policy, technology and market preference to address climate change, such as carbon pricing policies, including increased prices for certain fuels, including natural gas and the introduction of a carbon tax, and power generation shifts from fossil fuels to renewable energy, which may lead to changes in the value of assets. In addition, measures to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs or introducing compliance schemes, could create economic risks and uncertainties for our businesses, by increasing GHG-related costs, such as the cost of abatement equipment to reduce emissions to comply with legal requirements on GHG emissions or required technological standards, or reducing demand for our products, any of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs upon us” for a more detailed discussion on the risks to our business associated with the introduction of new laws and regulations by governments to combat climate change. In 2022, we received approval from the Science Based Targets initiative (“SBTi”) for our GHG emission reduction targets to reduce scope 1 and 2 GHG emissions by 42% and to reduce absolute scope 3 GHG emissions by 12.3% by 2030. The vast majority of our scope 3 GHG emissions arise in the various stages of the manufacturing of the aluminum and steel coils that we purchase to produce our products, which depend on various factors that are difficult to predict and outside our control. Our ability to meet our sustainability targets also depends on market or competitive conditions that are outside our control, as well as expectations and assumptions that are necessarily uncertain. Failure to meet our SBTi targets and reduce our emissions, or failure to meet any of our other sustainability targets, could result in increased costs for us in the form of carbon taxes and could have a material adverse effect our reputation, customer and investor relationships, or ability to access capital on favorable terms, particularly given investors’ increasing focus on environmental, social and corporate governance (“ESG”) matters.

We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs on us.

Our operations and properties are subject to extensive laws, ordinances, regulations and other legal requirements relating to the protection of people and the environment. The laws and regulations which may affect our operations include requirements regarding remediation of contaminated soil, groundwater and buildings, water supply and use, natural resources, water discharges, air emissions, waste management, noise pollution, asbestos and other deleterious materials, the generation, storage, handling, transportation and disposal of regulated materials, product safety, food safety, and workplace health and safety. See “—We are subject to an extensive, complex and evolving legal and regulatory framework and changes in laws and government regulations and their enforcement may have a material impact on our operations” for a discussion of the product and food safety regulations that are applicable to us and “—Any interruption in the operations of our production facilities may adversely affect our business” for a discussion of the risks related to workplace health and safety. These laws and regulations are also subject to constant review by lawmakers and regulators which may result in further, including more stringent, environmental or health and safety legal requirements.

We have incurred, and expect to continue to incur, costs to comply with such legal requirements, and these costs may increase in the future. Demands for more stringent pollution control devices could also result in the need for further capital upgrades to our production facilities. For example, under the EU Industrial Emissions Directive (Directive 2010/75/EU) (“EU IED”), permitted pollutant emissions levels from our production facilities are substantially reduced on a periodic basis. EU member states may continue to introduce lower permitted pollutant emissions levels into national

Ardagh Metal Packaging S.A.

legislation and impose stricter limits in the future. Additional pollutant or GHG emissions control schemes may be introduced in any jurisdiction on a national and/or local level, which may require additional measures. Further, in order to comply with air emission restriction, significant capital investments may be necessary at some sites.

We also require a variety of permits to conduct our operations, including operating permits such as those required under various U.S. laws, including the federal Clean Air Act, and the EU IED water and trade effluent discharge permits, water abstraction permits and waste permits. We are in the process of applying for, or renewing, permits at a number of our sites. Failure to obtain and maintain the relevant permits, as well as non-compliance with such permits, could result in criminal, civil and administrative sanctions and liabilities, including substantial fines and orders, or a partial or total shutdown of our operations, as well as litigation, any of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Furthermore, changes to the laws and regulations governing the materials that are used in our production facilities may impact the price of such materials or result in such materials no longer being available. For example, the European Union Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulations impose stringent obligations on the manufacturers, importers and users of chemical substances. Certain substances that we use in our manufacturing process may be required to be removed from the market under REACH’s authorization and restriction provisions or substituted for alternative substances. Any of the foregoing could adversely impact our operations and result in a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

In addition, our sites often have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that could give rise to contamination and result in potential liability to investigate or remediate, as well as claims for alleged damage to persons, property or natural resources. These legal requirements may apply to contamination at sites that we currently or formerly owned, occupied or operated, or that were formerly owned, occupied or operated by companies we acquired or at sites where we have sent waste to third-party sites for treatment or disposal. There can be no assurance that our due diligence investigations identified or accurately quantified all material environmental matters related to the facilities that we acquired and liability for remediation of any third-party sites may be established without regard to whether the party disposing of the waste was at fault or the disposal activity was legal at the time it was conducted. If we are designated as a potentially responsible party for the clean-up and remediation of any sites, including any “Superfund” sites in the United States, this could impose significant costs on us and result in reputational damage, which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We are subject to extensive, complex and evolving legal and regulatory frameworks and changes in laws and government regulations and their enforcement may have a material impact on our operations.

Our business operates in multiple jurisdictions and is subject to complex legal and regulatory frameworks, including in relation to product requirement, environmental, anti-trust, economic sanctions, anti-corruption and anti-money laundering matters. For a detailed discussion on the various environmental requirements that we are subject to, please see “—We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs on us.” Laws and regulations in these areas are complex and constantly evolving, and enforcement continues to increase. As a result, we may become subject to increasing limitations on our business activities and risks of fines or other sanctions for non-compliance. Additionally, we may become subject to governmental investigations and lawsuits by private parties. Compliance costs associated with current and proposed laws and potential regulations could be substantial, and any failure or alleged failure to comply with these laws or regulations could lead to litigation or government action, all of which could materially adversely affect our business, results of operations, financial condition, cash flows or prospects.

For example, changes in laws and regulations relating to deposits on, and any limits or restrictions to the recycling of, metal packaging could adversely affect our business if implemented on a large scale in the major markets in which we operate. Additionally, the effectiveness of new standards such as the ones related to recycling or deposits on different

Ardagh Metal Packaging S.A.

packaging materials, could result in excess costs or logistical constraints for some of our customers, who could choose to reduce their consumption and limit the use of metal packaging for their products. We could thus be forced to reduce, suspend or even stop the production of certain types of products. These regulatory changes could also affect our prices, margins, investments and activities, particularly if these changes resulted in significant or structural changes in the market for food packaging that might affect the market shares for metal packaging, the volumes produced or production costs.

Changes in laws and regulations imposing restrictions on, and conditions for use of, food and beverage contact materials or on the use of materials and agents in the production of our products could likewise adversely affect our business, such as epoxy-based coatings. Changes in regulatory agency statements, adverse information concerning bisphenol A or rulings made in certain jurisdictions may result in restrictions, for example, on bisphenol A in epoxy-based internal liners for some of our products. Such restrictions have required us, together with our respective suppliers and customers, to develop substitutes for relevant products to meet legal and customer requirements. In addition, changes to health and food safety regulations could increase costs may also have a material adverse effect on revenues if the public attitude toward end-products, for which we provide packaging, were substantially affected as a result.

Environmental, sustainability, food and beverage health and safety, political and ethical concerns could lead government authorities to implement and strictly enforce other regulations that are likely to impose restrictions on us and could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. For example, enhanced legal requirements on the reporting, due diligence and restricted use of “conflict minerals” originating from mines in the Democratic Republic of the Congo and adjoining countries as well as heightened regulatory requirements on the bauxite or cassiterite value chain increases reputational and compliance risks along the supply chain and could affect the sourcing, availability and economics of minerals used in the manufacture of metal beverage cans. For example, there may only be a limited pool of suppliers who provide conflict-free materials, and we cannot provide assurance that we will be able to obtain such products in sufficient quantities or at competitive prices. In addition, given the complexity of our supply chains, we may face reputational challenges with our customers if we are unable to sufficiently verify the origins of all materials used in the products that we sell. Furthermore, there is significant variation, among countries where we sell our products, in the limitation on certain constituents in packaging, which can have the effect of restricting the types of raw materials we use. In turn, these restrictions can increase our operating costs by requiring increased energy consumption or greater environmental controls.

We could incur significant costs in relation to workplace injury and illness claims at our production facilities arising out of our manufacturing processes.

We may face liability claims arising out of our manufacturing processes, including alleged personal injury due to workplace injuries and illness at our production facilities. The type of activities performed by our employees during the manufacturing process carries an increased risk of accidents. There can be no assurance that the health and safety measures and programs we have implemented will prevent accidents occurring or employees contracting illnesses due to prolonged exposure to workplace hazards, such as hazardous substances, noise, vibrations and stress at our production facilities. If an individual successfully brings a claim against us, we may not have adequate insurance to cover such claims or may face increased insurance premiums. See “—Our existing insurance coverage may be insufficient and future coverage may be difficult or expensive to obtain” for more details on our insurance coverage. Failure to accurately assess potential risks or assure implementation of effective safety measures may result in increases in the relative frequency or severity of workplace injuries at our production facilities, which may result in increased workers’ compensation claims expense. If our employees or customers perceive us having a poor safety record, it could materially impact our ability to attract and retain new employees and our reputation could suffer. Any substantial increase in such liability claims and related reputational harm could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Ardagh Metal Packaging S.A.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.

We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The risks inherent in our business expose us to litigation, including personal injury, environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, tax or securities litigation, and product liability lawsuits. We cannot predict with certainty the outcome or effect of any claim, regulatory investigation, or other litigation matter, or a combination of these. Any such litigation, arbitration or other proceedings, current or future, whether with or without merit, could be expensive and time consuming, and could divert the attention of senior management, and any adverse outcome in these or other proceedings, could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. For more information our contingencies for legal proceedings, see Note 27 to our audited consolidated financial statements.

Changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation could have a material adverse effect on our business.

Changes in consumer preferences and tastes can have an impact on demand for our customers’ products, which in turn can lead to reduced demand for our products. Certain end-products represent a significant proportion of our packaging market, such as beer. Our ability to develop new product offerings for a diverse group of global customers with differing preferences, while maintaining functionality and spurring innovation, is critical to our success. This requires a thorough understanding of our existing and potential customers and end-users on a global basis, particularly in potential high developing markets. Failure to adapt and deliver quality products that meet our customers’ or end-users’ needs, through research and development or licensing of new technology, ahead of our competitors, could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

In addition, public health and government officials have become increasingly concerned about the health consequences associated with over-consumption of certain types of beverages, such as sugar-sweetened and alcoholic beverages, including those produced by certain of our customers. For example, France and the United Kingdom have introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of such taxes, demand has decreased in these countries, and the imposition of similar health-related taxes in the future on end-products in other countries may lower the demand for certain soft drinks and alcoholic beverages that our customers produce, which may as a result cause our customers to reduce their purchases of our products. Any decline in the popularity of any end-products due to lifestyle, nutrition or health considerations, or our inability to adapt to customer needs, could have a significant impact on our customers and could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We face costs and future funding obligations associated with post-retirement benefits provided to employees, which could have a material adverse effect on our financial condition.

As of December 31, 2022, our accumulated post-retirement benefit obligation, net of employee benefit assets, was approximately $122 million covering our employees in multiple jurisdictions. The costs associated with these and other benefits to employees could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We operate and contribute to pension and other post-retirement benefit schemes (including both single employer and multiple employer schemes) funded by a range of assets that include property, derivatives, equities and/or bonds. The value of these assets is heavily dependent on the performance of markets, which are subject to volatility. The liability structure of the obligations to provide such benefits is also subject to market volatility in relation to its accounting valuation and management. Additional significant funding of our pension and other post-retirement benefit obligations may be required if market underperformance is severe. Furthermore, for certain of our pension schemes in the United States, under

Ardagh Metal Packaging S.A.

the United States Employee Retirement Income Security Act of 1974, as amended, the U.S. Pension Benefit Guaranty Corporation (“PBGC”) has the authority to terminate pension plans regulated by the PBGC if certain funding requirements are not met; any such termination would further accelerate the cash obligations related to such a pension plan. In addition, we may have to make significant cash payments to some or all of these plans, including under guarantee agreements, in the future to provide additional funding, which would reduce the cash available for our business.

Organized strikes or work stoppages by unionized employees could have a material adverse effect on our business.

Many of our operating companies are party to collective bargaining agreements with trade unions, which cover the majority of our employees. A prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, we cannot ensure that, upon the expiration of our existing collective bargaining agreements, new agreements will be reached without union action or that our operating companies will be able to negotiate acceptable new contracts with trade unions, which could result in strikes by the affected employees and increased operating costs as a result of higher wages or benefits paid to unionized employees. If unionized employees at our operating companies or any unionized employees were to engage in a strike or other work stoppage, we could experience a significant disruption of operations, higher ongoing labor costs and reputational harm, which may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Failure of our control measures and systems that result in faulty or contaminated products could have a material adverse effect on our business.

We have strict control measures and systems in place to ensure that the maximum safety and quality of our products is maintained. The consequences of a product not meeting these rigorous standards, due to, among other things, accidental or malicious raw materials contamination or due to supply chain contamination caused by human error or equipment fault, could be severe. Such consequences might include: adverse effects on consumer health and our reputation, an increase in our litigation exposure and financial costs, and loss of market share and revenues.

If our products fail to meet rigorous standards or warranties that we provide in certain contracts in respect of our products and their conformity to the specific use defined by the customer, we may be required to incur substantial costs in taking appropriate corrective action (up to and including recalling products from consumers) and to reimburse customers and/or end-users for losses that they suffer as a result of this failure. Customers and end-users may seek to recover these losses through litigation and, under applicable legal rules, may succeed in any such claim, despite there being no negligence or other fault on our part. In addition, if our packaging fails to preserve the integrity of its contents, it is possible that the manufacturer of the product may allege that our packaging is the cause of the fault or contamination, even if the packaging complies with contractual specifications. This could result in liability to our customers and to third parties for bodily injury or other tangible or intangible damages suffered as a result. If any of these claims are successful, there could be a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Furthermore, placing an unsafe product on the market, failing to notify the regulatory authorities of a safety issue, failing to take appropriate corrective action and failing to meet other regulatory requirements relating to product safety could lead to regulatory investigation, enforcement action and/or prosecution. Any product quality or safety issue may also result in adverse publicity, which may damage our reputation. This could in turn have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. Although we have not had material claims for damages for defective products in the past, and have not conducted any substantial product recalls or other material corrective action, there can be no assurance that these events will not occur in the future.

Ardagh Metal Packaging S.A.

Our existing insurance coverage may be insufficient and future coverage may be difficult or prohibitively expensive to obtain.

Our insurance arrangements are subject to the limitations of certain market capacities and the economics of certain types of cover, and may typically exclude certain risks and are subject to certain thresholds and limits. We cannot assure you that the coverage available will be sufficient to protect us from all possible loss or damage resulting from unforeseen events. As a result, our insurance coverage may prove to be inadequate for events that may cause significant disruption to our operations, which may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, we may also suffer indirect losses, such as the disruption of our business or third-party claims of damages, as a result of an insured risk event. While we carry business interruption coverage and general liability coverage, such coverage is subject to certain limitations, thresholds and limits, and may not fully cover all indirect losses.

We renew our insurance arrangements on an annual basis, and the cost of coverage may increase to an extent that we may choose to reduce our coverage limits or agree to certain exclusions from our coverage. Among other factors, adverse political developments, limited insurance market capacity, security concerns and natural disasters in any country in which we operate may adversely affect available insurance coverage and result in increased premiums, for and additional exclusions from, available coverage.

We depend on our executive and senior management as well as skilled personnel, and our operations may be disrupted if we are unable to retain or motivate such personnel.

We depend on our experienced executive team, who are identified under “Item 6. Directors, Senior Management and Employees,” members of senior management, and other key and skilled personnel. These individuals, possess manufacturing, sales, marketing, technical, financial and other specialized skills that are critical to the operation of our business. The loss of services of one or more of the members of our executive team, members of senior management or other key and skilled personnel, or the failure to provide adequate succession plans for such personnel could adversely affect our operations and competitiveness until a suitable replacement can be found. Moreover, the hiring of qualified individuals in our industry is highly competitive and there may be a limited number of persons with the requisite skills and experience to serve in these positions, for example, where recruiting for replacements with similar expertise in can-making may not always be possible for our production facility-based roles. Our business may also suffer from various disruptions if we experience high levels of staff turnover across our business, or if our personnel do not adapt effectively to any adjustments or changes that we might make to our operating model. There can be no assurance that we would be able to locate, employ or retain required qualified personnel on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of our operations, cash flows or prospects.

Continuing uncertainty regarding the effects of the United Kingdom’s withdrawal from the European Union may adversely affect our financial condition and results of operations.

Under the terms of the withdrawal agreement between the United Kingdom and the European Union (the “Withdrawal Agreement”), the United Kingdom formally left the European Union on January 1, 2020, and on January 1, 2021, the United Kingdom left the EU Single Market and Customs Union, as well as all EU policies and international agreements (commonly referred to as “Brexit”). On December 24, 2020, the European Commission reached a trade agreement with the United Kingdom on the terms of its future cooperation with the European Union (the “Trade and Cooperation Agreement” and together with the Withdrawal Agreement, the “Brexit Agreements”), which provided for among other things, a zero tariff, zero quota arrangement on sales of goods between the United Kingdom and the European Union.

Approximately 8% of our revenue for the year ended December 31, 2022 was derived from revenues generated in the United Kingdom and three of our 24 production facilities are located in the United Kingdom, as of December 31, 2022. Customs duties on goods originating outside the United Kingdom, amendment or suspension of zero tariff

Ardagh Metal Packaging S.A.

arrangements under the Brexit Agreements, driver shortages in the trucking industry and supply chain disruptions due to delays at British ports as a result of customs checks might lead to additional costs for and transportation delays with products and materials shipped from the United Kingdom to Europe or from Europe to the United Kingdom, including aluminum and coatings. Furthermore, the required changes to our business systems and processes in order to comply with customs procedures have led to additional costs. The Brexit Agreements also allow for the possibility of future changes in laws and regulations, including changes to import, tax and employment laws and regulations, which could adversely impact our U.K. business, as additional resources and efforts will have to be expended to ensure compliance with any future changes. For example, there is uncertainty surrounding environmental permits and permissions currently governed by the EU IED, and whether more burdensome requirements will be imposed by new U.K. regulations. In addition, some of our customers are based in the United Kingdom and export outside the U.K. market. These customers may experience reduced demand or delays arising from post-Brexit arrangements. Although we seek to export through channels where delays would be minimized, we have nonetheless experienced delays in the transport of certain products, consumables and other materials particularly in relation to shipments from the United Kingdom to the European Union. The impact of these delays, if prolonged, could materially adversely affect our business, financial condition, results of our operations, cash flows or prospects.

More generally, the uncertainty and unpredictability concerning the impact of Brexit that could result in politically divergent national laws and regulations, on relationships between commercial parties, financial institutions, suppliers and service providers and their respective customers in the United Kingdom and the European Union, and the legal, political and economic relationships between the United Kingdom and the European Union, may result in adverse effects on credit markets and foreign direct investments in Europe and the United Kingdom, and significant currency and interest rate fluctuations. See “—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on the effect such fluctuations could have on our business. Any further volatility in political, regulatory, economic or market conditions could adversely affect national and local economies and employment rates, increase consumer and commercial bankruptcy filings, and cause other results that adversely affect household incomes, which would have a material adverse effect on our business, financial condition, results of our operations, cash flows or prospects.

The economic outlook could also be further adversely affected by the risk of other European Union member states leaving the European Union, demand for independence by Scotland, or the risk that the euro as the single currency of all Eurozone member states ceases to exist. These developments, or the perception that any of them could occur, may have a material adverse effect on the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Any such developments could materially adversely affect our business, financial condition, results of our operations, cash flows or prospects. See “—Changes to the political, credit, financial and/or economic environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products.”

Pandemics or disease outbreaks, such as the COVID-19 pandemic, as well as governmental mandates and restrictions attributable thereto, have had, and may continue to have an adverse impact on worldwide economic activity and our business.

Pandemics or disease outbreaks, such as the COVID-19 pandemic, as well as measures enacted to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, have impacted and may continue to impact our business in several ways. The various governmental lockdown mandates and other restrictive measures in response to the COVID-19 pandemic over the last three years reduced global economic activity, which resulted in lower demand for certain of our customers’ products and, therefore, the products we manufacture, although demand for “at-home” consumption increased and therefore demand for many of our customers’ products. As a result, the sales of our products proved to be resilient during this phase of the COVID-19 pandemic. However, the COVID-

Ardagh Metal Packaging S.A.

19 pandemic has at times caused, and may again give rise to an adverse effect on our operations, including disruptions to our supply chain and workforce and the incurrence of increased costs. Although our production has not been significantly impacted to date, our production facilities may be required to curtail or cease production in response to the spread of COVID-19 or any future pandemic or disease outbreaks. The impact of any pandemic or disease outbreaks on capital markets could also increase our cost of borrowing. In addition, our customers, distribution partners, service providers or suppliers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their businesses due to the COVID-19 pandemic or any future pandemic or disease outbreaks, which could have a material adverse effect on our business. While COVID-19 vaccines are now widely available and the spread and severity of COVID-19 have been mitigated to some extent, it is not clear whether or how our customers and end-users will modify their behavior in response. In addition, new strains and variants of the COVID-19 virus have and may continue to cause outbreaks and increased reported infection rates, which may impact general economic recovery and contribute to an extended recession or depression. We cannot predict the full extent of the impact and significance of these disruptions. There can be no assurance that the COVID-19 pandemic or any future pandemics or disease outbreaks will not have a material adverse effect on global economic activity and on our business, results of operations, financial condition, cash flows or prospects.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

We are required to maintain internal controls over financial reporting and to report any material weaknesses in those controls. If we identify future material weaknesses in our internal controls over financial reporting that is not remediated, or fail to meet our obligations as a listed company, including the requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we may be unable to accurately report our financial results, or report them within the timeframes required by law or NYSE regulations, which could cause investors to lose confidence in the accuracy and completeness of our reported financial information, and result in an adverse effect on the market price of our Ordinary Shares. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report as to internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting also could potentially subject us to investigations or sanctions by the U.S. Securities and Exchange Commission (the “SEC”), NYSE or other regulatory authorities, or shareholder lawsuits, which could require additional financial and management resources.

We are controlled by AGSA, whose interests may conflict with our interests and the interests of our shareholders.

As of December 31, 2022, AGSA indirectly owns approximately 76% of our outstanding Ordinary Shares through its wholly-owned subsidiary, Ardagh Investments Holdings Sarl, and, under the Business Combination Agreement, has the right to receive up to an additional 60,730,000 Ordinary Shares (the “Earnout Shares”) if the trading prices of Ordinary Shares exceed certain specified amounts during specified periods of time. In addition, AGSA indirectly owns 100% of our preferred shares (the “Preferred Shares”) through Ardagh Investments Holdings Sarl, which are redeemable non-voting shares. The Preferred Shares have no voting rights and will not be taken into account in determining quorum and voting majority requirements at general meetings of AMPSA, except where mandatorily required by the Luxembourg law of 10 August 1915, on commercial companies, as amended  (the “Luxembourg Companies Law”), where each Preferred Share will be entitled to one vote, irrespective of its nominal value, for example, where when the rights attached to the Preferred Shares are amended or if we are put into liquidation, among others.  As a controlling shareholder of the Company, AGSA is able to exercise significant influence over our business policies and affairs, including the composition of our Board and any action requiring approval of our shareholders. In addition, as long as AGSA beneficially owns a specified number of the outstanding Ordinary Shares, pursuant to the Shareholders Agreement, AGSA has the right to designate a specified number of directors, including the chair, to our Board, receive access to certain information for the benefit of AGSA, approve certain of our significant actions, receive our cooperation with certain matters relating to us, and access certain information for registration rights with respect to its Ordinary Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transaction.”

Ardagh Metal Packaging S.A.

In addition, because we are a controlled company, relevant risks materializing at the ultimate parent level could have an adverse impact on our share price, financial condition, credit ratings or reputation. It is also possible that AGSA’s controlling shareholders may take actions in relation to our business that are not entirely in our or our other shareholders’ best interests. See “—Risks Relating to Being a Luxembourg Company and Our Status as a Foreign Private Issuer— We qualify for and rely on exemptions from certain corporate governance requirements” for a further discussion on the corporate governance exemptions that we avail ourselves of as a controlled company.

Our ability to operate our business effectively depends largely on certain administrative and other support functions provided to us by AGSA pursuant to the Services Agreement, which may suffer if we are unable to establish our own administrative and other support functions in a cost effective manner following the termination of the Services Agreement.

We rely on certain administrative and other resources provided by AGSA, including information technology, financial reporting, tax, treasury, human resources, procurement, insurance and risk management and legal services, to operate our business. Any of the services covered by the Services Agreement, or the entire Services Agreement may be terminated by either us or AGSA and for any reason as of and from December 31, 2024, or by either party upon a change of control of the other party, in either case with nine months’ prior written notice to the party undergoing a change of control. The services covered by the Services Agreement may not be sufficient to meet our needs and may not be provided at the same level as when we were part of AGSA. If AGSA is unable to satisfy its material obligations under the Services Agreement, or if the Services Agreement is terminated in whole or in part, we may not be able to find a replacement for such services at all, or obtain such services on comparable terms, which could result in operational difficulties and in turn a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, any failure or significant interruption of AGSA’s systems during the term of the Services Agreement could result in unexpected costs or prevent us from meeting customer needs on a timely basis. See “—Our heavy reliance on technology and automated systems to operate our business could mean that any significant failure or disruption of these systems, including as a result of cyber security attacks, could have a material adverse effect on our business and reputation” for a discussion on the possible impact if there is a disruption to information technology systems.

In addition, the price for the corporate services provided pursuant to the Services Agreement have been fixed through 2024, subject to certain adjustments. After December 31, 2024, or earlier following a change of control of either us or AGSA, the services will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by both parties, taking into consideration various factors, including the cost of providing such services and the level of services expected to be provided. We cannot provide any assurance that the current fixed fees are more favorable than the price that we would have been able to pay if we obtained such services at a price equal to the fully allocated cost of such services or, if we had obtained such services from one or more third parties. During the period in which the Services Agreement was negotiated, we did not have a board or a management team that was independent of AGSA and the terms of the Services Agreement were agreed while we were a wholly owned subsidiary of AGSA and in the context that AGSA would own a controlling interest in us following the Merger.  In addition, we also cannot provide any assurance that the price of the services, when adjusted after December 31, 2024, or upon a change of control of us or AGSA, will not be significantly greater than the fixed price established for these services prior to such adjustment.

The AMP Business historical financial results and consolidated financial statements prior to the AMP Transfer may not be representative of AMPSA’s results as a separate company.

The AMP Business historical financial information included in this Annual Report prior to April 2021 has been derived on a carve-out basis from the consolidated financial statements and accounting records of the Ardagh Group and does not necessarily reflect what our financial position, results of operations or cash flows would have been had it been a separate company during the periods presented. Although the Ardagh Group accounted for our business as separate reporting segments, we were not operated as a separate company for the historical periods presented, and the historical costs and expenses reflected in the consolidated financial statements prior to the AMP Transfer include an allocation for

Ardagh Metal Packaging S.A.

certain corporate functions historically provided by Ardagh Group, most of which continue to be provided pursuant to the Services Agreement. These allocations were based on what management considered to be reasonable reflections of the historical utilization levels of these services required in support of our business, and the historical information does not necessarily reflect what the cost of these functions will be in the future, pursuant to the Services Agreement or otherwise. For additional information in relation to materially significant related party transactions during the years ended December 31, 2022, 2021 and 2020, see note 26 to the audited consolidated financial statements included in this Annual Report.

Risks Relating to Our Capital Structure

Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2022, we had total borrowings and net debt of $3.6 billion and $3.0 billion, respectively. Some of the agreements under which we borrow funds contain covenants or provisions that impose certain restrictions on us, such as debt ratios and may prevent us from incurring additional debt. For more information, see the description of our debt facilities and the table outlining our principal financing arrangements in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our substantial debt could have adverse consequences for us and for our shareholders. For example, our substantial debt could:

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

Adverse developments in our business, results of operations, financial condition, cash flows or prospects due to deteriorating global economic conditions, increased interest rates or other factors could cause ratings agencies to lower the credit ratings, or ratings outlook, of our short- and long-term debt and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our costs of issuing any new debt instruments. See “—Risks Relating to Our Business—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on interest rate risk and the potential increase to our cost of borrowing. Additionally, a significant weakening of our financial position or operating results due to changes in global economic conditions or other factors could result in non-compliance with our restrictive covenants in our financing arrangements and reduced cash flow from our operations, which, in turn, could materially adversely affect our business. See “—Risks Relating to Our Business—Changes to the political, credit, financial and/or economic environment in which we operate could have a

Ardagh Metal Packaging S.A.

material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for further details.

We may not be able to raise additional capital or only be able to raise additional capital at significantly increased costs or by diluting our shareholders.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or incur debt under credit facilities we may put in place. The sale of additional equity securities could result in the dilution of our current shareholders, and the incurrence of additional indebtedness could further limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to adverse economic and industry conditions and limit our ability to pursue our business strategies. See “—Risks Relating to Our Capital Structure— Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a further discussion on how the incurrence of indebtedness could reduce the availability of our cash flow, which could materially adversely affect our business.

Furthermore, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. For example, deteriorating economic conditions, such as an increase in interest rates or disruptions in global capital markets, could make it more difficult for us to secure financings. See “—Risks Relating to Our Business—Changes to the political, credit, financial and/or economic environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for further detail on deteriorating economic conditions. If we are unable to raise additional capital, or if the cost of raising additional capital significantly increases, as is the case when central banks raise benchmark interest rates, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements. This could cause us to default on our indebtedness, delay or abandon anticipated expenditures and investments, or otherwise limit our operations, all of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Risks Relating to Our Ordinary Shares

The trading price of our Ordinary Shares may be volatile and holders of our securities could incur substantial losses.

The trading price of our Ordinary Shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on the market price of our Ordinary Shares and the Ordinary Shares may trade at prices significantly below the price you paid for them. In addition, the trading price of our Ordinary Shares may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	the realization of any of the risk factors presented in this Item 3D. of this Annual Report;
●	announcements of new products and services by us or our competitors;
●	news regarding any gain or loss of customers by us;
●	announcements of competitive developments, acquisitions or strategic alliances in our industry;
●	changes in the general condition of the global economy and financial markets;

Ardagh Metal Packaging S.A.

●	general market conditions or other developments affecting us or our industry;
●	cost and availability of raw materials;
●	changes in environmental regulations or other laws or regulations applicable to our business;
●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes in financial projections or estimates about our financial or operational performance by securities research analysts;
●	changes in investor sentiment toward the stock of packaging companies;
●	announcements by third parties of significant claims or proceedings against us, our industry or both, or investigations by regulators into our business or those of our competitors;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	any significant change in our management;
●	adverse media reports about us or our directors and officers;
●	public reaction to our press releases, other public announcements or filings with the SEC;
●	a default under the agreements governing our indebtedness;
●	release or expiry of transfer restrictions on our issued and outstanding Ordinary Shares; and
●	anticipated sales of additional shares.

In addition, the stock market may experience periods of unusual volatility that, in some cases, is unrelated or disproportionate to the operating performance of particular companies. See “—Risks Relating to Our Business— Changes to the political, credit, financial and/or economic environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products.” above for a more detailed discussion of the global economic environment. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares, regardless of our actual operating performance.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Future sales of our Ordinary Shares, including by AGSA, the Subscribers and the GHV Sponsor could have an adverse impact on the price of our Ordinary Shares.

Future sales of our Ordinary Shares, or securities exercisable for those Ordinary Shares, including by the Subscribers, the GHV Sponsor and AGSA, or the perception that sales may be made by these shareholders could significantly reduce the market price of our Ordinary Shares. Further, even if none of these shareholders sell a large number of our Ordinary Shares into the market, their right to sell their Ordinary Shares as contemplated by the Registration Rights

Ardagh Metal Packaging S.A.

and Lock-Up Agreement and the Subscription Agreements may depress the price of our Ordinary Shares. Substantially all of our Ordinary Shares may be sold in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the price of our Ordinary Shares or putting significant downward pressure on their price. See “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions” in this Annual Report.

The Warrants are exercisable for our Ordinary Shares, which may increase the number of our Ordinary Shares eligible for future resale in the public market and may result in dilution to our shareholders, and may adversely affect the market price of our Ordinary Shares.

Outstanding Warrants to purchase an aggregate of 16,749,984 of our Ordinary Shares are exercisable in accordance with the terms of the Warrant Agreement. The Warrants are exercisable at the exercise price of $11.50 per share, subject to adjustment as described in the Warrant Agreement as set forth under “Exhibit 2.7—Description of Securities Registered pursuant to Section 12 of the Exchange Act.” To the extent such Warrants are exercised, additional Ordinary shares will be issued, which will result in dilution to the holders of our Ordinary Shares and increase the number of our Ordinary Shares eligible for resale in the public market.

There is no guarantee that the Warrants will not expire worthless and we may redeem unexpired Warrants prior to their exercise at a time that could be disadvantageous to a Warrant holder.

The exercise price for our Warrants is $11.50 per share. There is no guarantee that any of our Warrants will be in-the-money following the time they became exercisable and prior to their expiration, and as such, the Warrants may expire worthless. In addition, we have the ability to redeem outstanding Warrants pursuant to the Warrant Agreement, subject to the conditions as set forth under “Exhibit 2.7—Description of Securities Registered pursuant to Section 12 of the Exchange Act.” If the Warrants become redeemable by us, we may exercise our redemption right at a time that could be disadvantageous to a Warrant holder.

In the future, we may issue additional Ordinary Shares or offer options, restricted shares and certain forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our Ordinary Shares to decline.

We may issue additional Ordinary Shares or offer share options, restricted shares and certain forms of share-based compensation to our directors, officers and employees in the future. If we issue additional Ordinary Shares, any options that we issue are exercised, or any restricted shares that we may issue vest, and those shares are sold into the public market, the ownership of our existing shareholders would be diluted and our earnings per share could be reduced, which may adversely affect the market price of our Ordinary Shares. In addition, the availability of Ordinary Shares for award under any equity incentive plan we may introduce, or the grant of share options, restricted shares or other forms of share-based compensation, may adversely affect the market price of our Ordinary Shares. See “—Risks Relating to Our Capital Structure—We may not be able to raise additional capital or only be able to raise additional capital at significantly increased costs or by diluting our shareholders” for a discussion surrounding circumstances that would results in the issuance of additional Ordinary Shares.

If we do not pay cash dividends on our Ordinary Shares, you may not receive any return on investment unless you sell your shares for a price greater than that which you are deemed to have paid for it.

Even though we issued cash dividends on our Ordinary Shares on a quarterly basis in 2022, the declaration, amount and payment of any future dividends will be determined by our Board. Our Board may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our shareholders and such other factors as the Board may deem relevant. In addition, no distributions may be made to the holders of our Ordinary Shares so long as the preferred dividend due to the holders of Preferred Shares has

Ardagh Metal Packaging S.A.

not been paid in accordance with our articles of association (“Articles”) or unless the Preferred Shares are redeemed. Each Preferred Share is entitled to an annual preferred dividend amounting to 9% of its nominal value of €4.44 per share. For more information on our policy regarding dividends, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In addition, as we are a holding company, our ability to pay cash dividends on our Ordinary Shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing the current indebtedness of us and our subsidiaries or future indebtedness that we or our subsidiaries may incur. Subject to any limitations referred to above, or as prescribed by the provisions of the laws of the Grand Duchy of Luxembourg (“Luxembourg Law”), the declaration of future dividends, if any, will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors.

Risks Relating to Being a Luxembourg Company and Our Status as a Foreign Private Issuer

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules and are permitted to publicly disclose less information than U.S. public companies are required to disclose, which may limit the information available to holders of our Ordinary Shares. Conversely, if we lose our foreign private issuer status in the future, this could result in significant additional costs and expenses.

We currently qualify as a “foreign private issuer,” as defined under the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our Ordinary Shares, such that any such sales are not required to be disclosed as they would need to be disclosed if AMPSA was a public company organized within the United States. Accordingly, once such sales are eventually disclosed, the price of our Ordinary Shares may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies are, and are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

As a foreign private issuer, we are required to file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the exemptions for foreign private issuers mentioned above, our shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

We could lose our foreign private issuer status if a majority of our Ordinary Shares are held by residents in the United States, and we fail to meet any one of the additional “business contacts” requirements. The regulatory and compliance costs to us if we are deemed to be a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer. If the Company is not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to the proxy rules under the Exchange Act. In addition, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If we lose our foreign private issuer status and fail to comply with the standards applicable to U.S. domestic issuers, we may have to de-list from NYSE, and could be subject to investigation by the SEC, NYSE and other regulators, among other potentially materially adverse consequences.

Ardagh Metal Packaging S.A.

U.S. investors may have difficulty enforcing civil liabilities against us and our directors and officers.

We are organized under the laws of the Grand Duchy of Luxembourg. In addition, a substantial amount of our assets are located outside the United States, and many of our directors and officers reside outside the United States and will continue to reside outside the United States. As a result, although we have appointed an agent for service of process in the United States, investors may not be able to effect service of process within the United States upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

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

In addition, actions brought in a Luxembourg court against us, the members of our Board or our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board or our officers. In addition, even if a judgment

Ardagh Metal Packaging S.A.

against us, the members of our Board or our officers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Our directors and officers have entered into indemnification agreements with us as permitted under our Articles. Under such agreements, our directors and officers are entitled to indemnification from us to the fullest extent permitted by Luxemburg law against liability and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings. Luxembourg Law and our Articles permit us to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards us or a third party for management errors, i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by us, except in connection with criminal offenses, gross negligence, fraud or dishonesty. The rights to and obligations of indemnification among or between us and any of our current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg Law against our assets in Luxembourg.

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

Our corporate affairs are governed by our Articles and Luxembourg Law, including the Luxembourg Companies Law. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg Law are different from those applicable to a corporation incorporated in the United States.

In the performance of its duties, the Board is required to act as a collegiate body in the interest of the Company. It is possible that the Company may have interests that are different from interests of the shareholders. If any member of our Board has a direct or indirect financial interest in a matter which has to be considered by the Board that conflicts with the interests of the Company, Luxembourg Law provides that such director will not be entitled to participate in deliberations on, and exercise his vote with respect to the approval of such transaction. If the interest of such a member of the Board does not conflict with the interests of the Company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction. Further, under Luxembourg Law, there may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. In addition, Luxembourg Law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg Law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more

Ardagh Metal Packaging S.A.

difficulty in protecting their interests in connection with actions taken by its directors and officers or its principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our Articles nor Luxembourg Law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. domestic issuer.

Our Articles include compulsory share transfer provisions that may not provide our minority shareholders with the same benefits as they would have in a merger of a Delaware corporation.

We have included in our Articles, provisions that give the holder of 75% of the number of our outstanding Ordinary Shares (which would include AGSA for so long as it holds the requisite number of our Ordinary Shares) the right to acquire our outstanding Ordinary Shares held by all other holders at such time for a purchase price payable in cash that is equal to the fair market value of such Shares, as determined by an independent investment banking firm of international reputation in accordance with the procedures contained in our Articles. These procedures include a dispute resolution provision permitting holders of at least 10% of the Ordinary Shares held by our minority shareholders at that time to dispute the purchase price proposed by the acquiring shareholder. It is uncertain whether our minority shareholders will be able to coordinate with each other in a manner that will enable them to take full advantage of these provisions. There can be no assurance that these provisions would result in a price as favorable to our minority shareholders as they would receive in a transaction subject to Delaware law and appraisal rights.

Anti-takeover provisions in our Articles might discourage or delay attempts to acquire it.

Our Articles contain provisions that may make acquisition of the Company more difficult, including the following:

●	Classified Board. Our Board is classified into three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting of shareholders. The existence of a classified board could impede a proxy contest or delay a successful tender offeror from obtaining majority control of the Board, and the prospect of that delay might deter a potential offeror.
●	Notice Requirements for Shareholder Proposals. Luxembourg Law and our Articles provide that one or more shareholders together holding at least 10% of the Company’s share capital may request the addition of one or more items to the agenda of any general meeting. The request must be sent to the registered office by registered mail, at least five clear days before the meeting is held. Our Articles also specify certain requirements regarding the form and content of a shareholder’s notice. These requirements may make it difficult for our shareholders to bring matters before a general meeting.
●	Special Resolutions. Our Articles require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) an increase or decrease of the authorized or issued capital, (b) an amendment to the Articles and (c) dissolving the Company. Pursuant to our Articles, for any special resolutions to be considered at a general meeting the quorum is in excess of one-half (1∕2) of the share capital in issue present in person or by proxy unless otherwise mandatorily required by Luxembourg Law, where the Preferred Shares will not be taken into account for purposes of quorum and voting majority requirements, in the circumstances where the Preferred Shares do not have any voting rights. If such quorum is not met at a first extraordinary general meeting, a second meeting may be convened, and such second meeting shall validly deliberate regardless of the proportion of the capital represented. Any special resolution may be adopted at a general meeting at which a

Ardagh Metal Packaging S.A.

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

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a “foreign private issuer” as such term is defined under U.S. securities laws and a “controlled company” as such term is defined under the corporate governance standards of the NYSE (the “NYSE Standards”) and are not subject to all the disclosure requirements applicable to public companies organized within the United States. As a foreign private issuer, we are permitted to follow the corporate governance practice of our home country in lieu of certain provisions of the NYSE Standards. See “—As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules and are permitted to publicly disclose less information than U.S. public companies are required to disclose, which may limit the information available to holders of our Ordinary Shares. Conversely, if we lose our foreign private issuer status in the future, this could result in significant additional costs and expenses” and “Item 16G. Corporate Governance” for more information.

As AGSA controls, directly or indirectly, a majority of the voting power of our issued and outstanding Ordinary Shares, we are a controlled company within the meaning of the NYSE Standards, and are not required to comply with the following requirements:

●	a majority of the Board consist of independent directors;
●	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	there be an annual performance evaluation of the nominating and governance and compensation committees.

We currently avail ourselves of the exemption that allows our compensation committee and nominating and governance committees not to be composed entirely of independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Controlled Company” and “Item 16G. Corporate Governance” for more information.

As a result of the foregoing exemptions afforded to us as a foreign private issuer and controlled company, we can cease voluntary compliance at any time, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE Standards.

Holders generally will be subject to a 15% withholding tax on payment of dividends made on the Ordinary Shares under current Luxembourg tax law.

Under current Luxembourg tax law, payments of dividends made on the Ordinary Shares generally are subject to a 15% Luxembourg withholding tax. Certain exemptions or reductions in the withholding tax may apply, but it will be up to the holders to claim any available refunds from the Luxembourg tax authority. For more information on the taxation implications, see “Item 10. Additional Information—E. Taxation.”

Ardagh Metal Packaging S.A.

Item 4. Information on the Company

A.History and development of the Company

Ardagh Group traces its origins back to 1932 in Dublin, Ireland, when the Irish Glass Bottle Company was founded and listed on the Irish Stock Exchange. Ardagh Group operated a single glass plant in Dublin, largely serving the domestic beverage and food customer base until 1998, when Yeoman International, led by the current Chairman and Chief Executive Officer of Ardagh Group and major shareholder, Paul Coulson, took an initial stake in Ardagh Group, becoming Chairman later that year.

Since 1999, Ardagh Group has played a major role in the consolidation of the global metal and glass packaging industries, completing 23 acquisitions and significantly increasing our scope, scale, and geographic presence.

AMPSA was incorporated under the laws of the Grand Duchy of Luxembourg on January 20, 2021 as a public limited liability company (société anonyme) having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465. We currently operate 24 production facilities globally, located in Europe (twelve), North America (nine) and Brazil (three). These comprise 19 facilities producing beverage cans, four facilities producing can ends and one facility producing both cans and ends. The history and development of our production facility footprint has been as follows:

●	In June 2016, Ardagh Group acquired the assets required to be divested by Ball Corporation and Rexam PLC to gain approval for the acquisition of Rexam PLC by Ball Corporation. The divested assets comprised 22 production facilities, located in Europe (twelve), North America (eight) and Brazil (two).
●	The twelve production facilities acquired by Ardagh Group in Europe comprised ten former Ball Corporation plants, as well as two former Rexam PLC production facilities. Ball Corporation had established and grown its presence in Europe, principally through the acquisition of Schmalbach-Lubeca in 2008, at the time the second largest manufacturer of beverage cans in Europe. Rexam PLC had established and grown its beverage can business in Europe through the acquisitions of PLM, AB, Swedish-listed beverage can and glass bottle manufacturer, acquired in 1999, and American National Can Corporation, acquired in 2000, as well as organic investments in new capacity. The eight production facilities acquired in North America represented part of the former Rexam PLC business. Finally, the two production facilities in Brazil were formerly owned by Latapack-Ball, a joint venture in which Ball Corporation had held an approximately 60% stake. In December 2015, Ball Corporation acquired full ownership of this joint venture, prior to divesting these two production facilities.
●	In 2018, the construction of a greenfield production facility in Manaus, Brazil was completed, which supplies can ends to our can production facilities in Jacarei, Brazil and Alagoinhas, Brazil.
●	In October 2020, Ardagh Group announced a $1.5 billion growth investment program to grow its metal packaging business. In February 2021, in response to the positive demand outlook we announced our decision to undertake additional investments increasing the total amount of the growth investment program to $1.8 billion for the period from 2021 to 2024.
●	In December 2020, we acquired a large brownfield and building site in Huron, Ohio, which was converted into a new beverage can and ends plant. Ends production commenced in November 2021 and beverage can production began in July 2022.
●	In February 2021, the combination with GHV was announced, whereby we would be separately listed on the NYSE. This combination with GHV was completed in August 2021, and we began trading on the NYSE under

Ardagh Metal Packaging S.A.

the ticker “AMBP.” As at December 31, 2022, AGSA indirectly retains a stake of approximately 76% in us and intends to remain a long-term majority shareholder.
●	In November 2021, we announced the acquisition of Quebec-based Hart Print, a North America based innovator in digital printing services to the beverage market.

The SEC maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website https://www.ardaghmetalpackaging.com/corporate/investors. The contents of the website are not incorporated by reference into this Annual Report.

Our agent for service in the United States is: Ardagh Metal Packaging Corp., 8770 W. Bryn Mawr Avenue, Chicago, IL 60631 (Telephone: +1 (773) 399-3000).

B.Business Overview

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

We serve over 200 customers across more than 40 countries, comprised of multi-national companies and large national and regional companies. In our target regions of Europe, North America and Brazil, our customers include a wide variety of companies owning some of the best-known brands in the world. We have a stable customer base with long-standing relationships and over 80% of our sales are generated under multi-year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions, which help us deliver generally consistent absolute margins.

We operate 24 production facilities in nine countries and as at December 31, 2022, employ approximately 6,300 personnel. Our plants are generally located to serve our customers’ filling locations. Certain facilities may also be dedicated to specific end-use categories, enhancing product-specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long-lived production facilities, which, together with our skilled workforce and related manufacturing process know-how, supports our competitive positions.

We are committed to market-leading innovation and product development and maintain dedicated innovation, development and engineering centers in the United States and Europe to support these efforts. These facilities focus on three main areas: (i) innovations that provide enhanced product design, differentiation and user experience for our

Ardagh Metal Packaging S.A.

customers and end-use consumers; (ii) innovations that reduce input costs to generate cost savings for both our customers and us (e.g. downgauging); and (iii) developments to meet evolving product safety standards and regulations.

Sustainability

Sustainability is a core pillar of our business, recognizing that long-term economic viability is dependent upon having a sustainable business model. Our sustainability strategy initiates key actions to achieve our objectives through reducing our greenhouse gas emissions and our ecological impact as well as supporting our people and communities. In September 2015, member states of the United Nations developed a plan for the next 15 years to end extreme poverty, fight inequality and injustice, and protect our planet. Underpinning this plan are the 17 Sustainable Development Goals (“SDGs”). As a signatory to United Nations Global Compact, our sustainability strategy is linked to specific SDGs including Affordable and Clean Energy (#7), Responsible Consumption and Production (#12), Climate Action (#13), Partnerships for the Goals (#17), Good Health and Wellbeing (#3), Quality Education (#4) and Gender Equality (#5).

We have continued to expand our governance of climate risk and integrate climate considerations into the priorities of our Board and senior management. We intend to measure, manage, and reduce the climate risk on our business in line with Taskforce on Climate-Related Financial Disclosures (“TCFD”) guidelines. The TCFD provides a framework to consider and disclose our processes for managing the risks and opportunities associated with climate change. We will continue to consider the recommendations within the TCFD framework and enhance our associated opportunities in order to optimize our risk mitigation strategy. We also monitor regulatory developments on climate risk and sustainable finance. These include, but are not limited to, the EU Corporate Sustainability Reporting Directive (CSRD) which will be applicable to us for the year ended December 31, 2025 and the SEC’s proposed rules on disclosures related to climate risks and opportunities, which have not yet been finalized.

Our sustainability focus is centered on minimizing our greenhouse gas emissions and ecological impact, promoting a healthy, safe and inclusive workplace for our employees and contributing positively to the communities in which we operate. We have established the Sustainability Committee (as defined below) to oversee our sustainability initiatives, which is supported by our Group sustainability function.

In pursuance of our environmental objectives, we seek to promote recycling of our products, enhance our product design and target continuous improvement in our processes. Unlike many other packaging substrates, metal is infinitely recyclable, without any degradation in quality. We expect these attributes to continue to enhance our products’ appeal, due to growing consumer awareness of sustainability and the environment.

Recycling rates for aluminum beverage cans are relatively high in the geographies in which we operate, estimated at 60% in the United States, 73% in Europe and 99% in Brazil as of 2020-2021. The use of recycled aluminum reduces energy consumption by over 90% compared with the alternative of producing aluminum cans from its virgin source.

We continuously aim to reduce the material and resource usage in the manufacture of our products, through lightweighting of our metal beverage cans. In addition, we have established specialist groups across our business and promote sharing best practices to drive continuous improvement in our manufacturing processes. In 2022, we joined key aluminum industry leaders to form a partnership agreeing to investments in net zero initiatives this decade to assure the shared global stakeholder objective of net zero emissions by 2050 is achieved. In addition, we were accepted as a member of the Aluminum Stewardship Initiative (“ASI”). The ASI is a multi-stakeholder initiative that promotes measurable and continual improvements in the key environment, social and governance impacts of aluminum production, use and recycling.

In 2022, we received approval for our near-term Science-Based Sustainability Targets through the Science-Based Targets initiative (the “SBTi”), whereby we set specific goals to reduce our Scope 1, 2 and 3 greenhouse gas emissions by

Ardagh Metal Packaging S.A.

2030 in line with the Paris Agreement, under which governments mutually pledged to limit the increase in global temperatures to 1.5°C.

We have also established other sustainability targets for reductions in energy consumption, water usage, waste and other metrics. We intend to achieve these targets through a wide range of initiatives, including (i) greater usage of renewable energy, including the installation of solar projects in multiple production facilities (ii) promoting the use of recycled content (iii) pursuing energy-efficiency projects across our plant network (iv) procuring electricity from renewable sources (v) sourcing sustainable inputs from our supplier base and (vi) minimizing volatile organic compounds emissions.

In 2022, we were awarded a CDP (formally the Carbon Disclosure Project) Leadership Class rating of “A-” in respect of water management and a Management Class rating of “B” in respect of climate change.

We aim to ensure a safe and healthy workplace for all our employees by embedding a culture of safety awareness. Broad principles are supported by detailed policies and procedures to minimize accidents and injuries through continuous training and education. We are committed to promoting diversity and inclusion in the workplace and are establishing diversity and inclusion councils across our business units.

We are a significant local employer and seek to play a positive role in our communities, including promoting educational linkages with the community, through internships and apprenticeships. Alongside the glass packaging business of Ardagh Group, we have mapped out a program which intends to invest approximately $55 million over a multi-year period in our local communities in the United States, Europe and Brazil in science, technology, engineering and mathematics education initiatives for under-privileged children. Each of our production facilities also runs a community involvement program to raise environmental awareness, encourage recycling, and promote and support initiatives to help local charities and good causes.

Information Technology

Our IT systems are integral to our entire business and cover our manufacturing, procurement, accounting and telecommunication systems, among others. They are designed and organized to support our daily business operations, compliance, financial information and reporting, and we have dedicated resources to maintain and optimize our IT portfolio with additional support from external IT partners. We follow a balanced IT strategy, maintaining and carefully improving our core systems that support our day-to-day business operations, while also exploring new and emerging technologies and the benefits they can provide to our business, such as increasing group-wide quality and efficiency. Recent examples include a dedicated focus on the use of cloud and advanced data analytics.

In order to enhance our overall cyber security program, we have implemented a cyber transformation program. The program follows the National Institute of Standards and Technology framework, a standard framework recognized in the industry and general best practices. We also partner with global leaders in the security industry to deliver an integrated information and cyber risk management service using state of the art technologies in areas including anti-virus and anti-malware, email and web security platforms, firewalls, intrusion detection systems, cyber threat intelligence services and advanced persistent threat detection. We strive to identify cyber threats over the entire lifecycle of our applications and systems and to deal with these threats in line with their perceived seriousness. Cyber-attacks are continuously monitored and addressed. In particular, we pay particular attention to risks that could result in the disruption of our business processes due to the failure of IT systems. As part of the program, we have launched the BeSecure communications and training campaign throughout our business to increase cyber security awareness. Program updates are provided to senior and executive management on a monthly basis, and to our Board on at least a quarterly basis. The program is also regularly reviewed by an external and independent professional services company.

Ardagh Metal Packaging S.A.

Development

Our leading global positions have been established through organic expansion and strategic growth initiatives, we have also expanded our footprint through strategic investments in new capacity to support our customers’ growth, and in December 2020 we acquired a large brownfield building and site in Huron, Ohio, which has been converted into a new beverage can and ends plant, with ends production having commenced in November 2021 and beverage can production began in July 2022. These initiatives, as well as other acquisitions and investments over many years, in existing and adjacent end-use categories, have increased our scale and diversification and provided opportunities to grow our business with both existing and new customers.

In February 2021, we announced a $1.8 billion growth investment program for the period 2021-2024, comprised of multiple projects to support our customers’ growth and to enhance our productivity in response to the positive demand outlook.

Our profit for the year ended December 31, 2022, was $237 million. Adjusted EBITDA and net cash from operating activities for the year ended December 31, 2022, were $625 million and $205 million, respectively.

The following chart illustrates the breakdown of our revenue by destination for the year ended December 31, 2022:

Total revenue of our two operating and reportable segments, Europe and Americas, for the year ended December 31, 2022 was $1,963 million and $2,726 million, respectively.

Our Industry

The global packaging industry is a large, consumer-driven industry with stable growth characteristics. We operate in the metal beverage can sector and our target regions are Europe, North America and Brazil. Metal beverage cans are attractive to brand owners, as their strength and rigidity allows them to be filled at high speeds and easily transported,

Ardagh Metal Packaging S.A.

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

Our Competitive Strengths

●	Leader in Metal Beverage Packaging. We believe we are one of the leading suppliers of metal beverage can packaging solutions, capable of supplying multi-national, national and regional beverage producers in our target markets. We believe that we are the #2 supplier of metal beverage cans by value in Europe and the #3 supplier of metal beverage cans by value in North America and Brazil. We believe our leading positions are underpinned by the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service.
●	Long-term relationships with diverse blue-chip customer base. We supply some of the world’s best-known beverage brands with sustainable, innovative packaging solutions and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational, national and regional beverage companies. Some of our major customers include AB InBev, Britvic, Coca-Cola, Diageo, Heineken, Mark Anthony Brands, Monster Beverage, National Beverage Company, PepsiCo and Grupo Petrópolis, among others. In recent years, particularly in North America, we have significantly diversified our customer base by growing our business with customers in faster-growing end-use categories, including ready-to-drink (“RTD”) cocktails, sparkling waters, energy drinks and other beverages, and by adding new customers.
●	Focus on stable economies and generally growing product demand. For the year ended December 31, 2022, we derived 88% of our revenues from Europe and North America, which are mature economies characterized by generally predictable consumer spending and relatively low cyclicality, with the balance largely derived from the Brazilian beverage market. Our revenues are entirely generated from beverage end-use categories, including beer, carbonated soft drinks, energy drinks, hard seltzers, juices, sparkling waters, teas and other alcoholic and non-alcoholic beverages, demand for which is generally less impacted by economic cycles. In Europe, North America and Brazil, demand growth in the metal beverage can in recent years has principally been driven by new beverage product innovations, increased awareness by consumers of sustainability and structural pack mix shifts by our customers. For our customers, beverage cans are more efficient to fill and easier to transport and store than other substrates. We believe that these advantages, together with beverage cans’ high level of recyclability, combine to provide our customers the lowest total cost of ownership.
●	Highly contracted revenue base. Over 80% of our revenue for the year ended December 31, 2022 is backed by multi-year supply agreements ranging from two to seven years in duration, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs, including aluminum. Specifically, such arrangements include (i) multi-year contracts that include input cost pass-through and/or margin maintenance provisions and (ii) one-year contracts that allow us to negotiate pricing levels for our products on an annual basis as we determine our input costs for the relevant year.
●	Well-invested asset base with significant scale and operational excellence. We operate 24 strategically-located production facilities in nine countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. We pursue continuous improvement in our facilities and promote a culture of consistently pursuing excellence through standardizing and sharing best practices across our network of plants. We believe the total value proposition we offer our customers, in the form

Ardagh Metal Packaging S.A.

of geographic reach, customer service, product quality, reliability, design and innovation will enable us to continue to drive growth and profitability.
●	Significant and growing specialty can capacity. We have a significant presence in the specialty can segment, which we define as all cans other than 12-ounce 211 diameter cans in the Americas, and all cans other than 330ml and 500ml 211 diameter cans in Europe. Specialty cans include slim cans, sleek cans and cans of a standard diameter but special height. The specialty can segment has grown at a faster rate than the standard can segment in recent years and typically offers more attractive margins. In 2022, specialty cans represented 48% of our total can shipments, with strong representation in both the Europe and Americas segments.
●	Infinitely recyclable products respond to growing sustainability awareness. Metal beverage cans are infinitely recyclable without loss of quality. We estimate recycling rates for aluminum beverage cans to be at 73% in Europe, 60% in the United States and 99% in Brazil in 2020-2021. We believe that an increasing awareness of the benefits of sustainable packaging in many of our markets will favor pack mix shifts to metal beverage cans in the future. We also believe that legislative and other measures designed to increase recycling rates will favor our substrates in the future.
●	Technical leadership and innovation. We have advanced technical and manufacturing capabilities in metal beverage packaging, including research and development and engineering centers in the United States and Europe, principally based in Elk Grove, Illinois, and Bonn, Germany. Our capabilities have enabled us to develop product and process innovations to meet the dynamic needs of our customers. We have significant expertise in the production of value-added metal beverage cans, principally aluminum, with features such as high-quality graphic designs, colored tabs and tactile finishes. Our investments in digital print in Hart Print and NOMOQ enhance our design capabilities further. We produce metal beverage cans in a range of sizes and have been a leader in the introduction of lighter aluminum cans.
●	Proven track record of generating attractive returns through organic expansion, strategic investment and continuous improvement. Since its acquisition by Ardagh Group in 2016, the metal beverage business has grown through a combination of organic expansion, strategic investment and continuous improvement. We have increased our exposure to faster growing categories of the beverage market, as well as diversifying our customer base, notably in North America, thereby improving our business mix. Ardagh Group has also made strategic investments, including the construction of our ends production facility in Manaus, Brazil, in 2018 which allowed us to become self-sufficient for ends supply in that market, as well as converting our production facility in Rugby, United Kingdom from steel to aluminum beverage cans. In addition, we have focused on continuous improvement across our business to optimize costs and drive efficiencies. We expect our principal focus to be on growth through organic expansion and strategic development with new and existing customers. We believe that we can maintain and grow attractive margins through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.
●	Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team with extensive experience in the metal beverage packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation. Our Chairman has a high degree of indirect ownership in us, as he controls the ultimate parent company of AMPSA. We believe this ownership promotes efficient capital allocation decisions and results in strong shareholder alignment and commitment to further shareholder value creation.

Ardagh Metal Packaging S.A.

Our Business Strategy

Our principal objective remains to increase shareholder value by achieving growth in Adjusted EBITDA and cash generation. We aim to achieve this objective through organically growing our business, but will also continue to evaluate other acquisitions and strategic opportunities to enhance shareholder value. We pursue these objectives through the following strategies:

●	Grow Adjusted EBITDA and cash flow. We seek to leverage our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service to grow revenue with new and existing customers, improve our productivity, and reduce and recover our costs. To increase Adjusted EBITDA, we will continue to exploit opportunities to improve network efficiency and utilization and take a disciplined approach to new growth investment. To increase cash generation, we actively manage our working capital and capital expenditures. Our $1.8 billion growth investment plan across the period 2021-2024 is well advanced, the implementation of which is expected to grow our revenue, Adjusted EBITDA and cash flow generation.
●	Continue to enhance product mix and profitability. We have enhanced our product mix over the years by replacing lower margin business with higher margin business and by pursuing growth opportunities in new and emerging end-use categories of the beverage market. We will continue to develop long-term partnerships with existing and new customers, including new and emerging growth customers, and selectively pursue such opportunities that will grow our business and improve our overall profitability. We have invested in significantly growing our specialty can mix with those investments supported by long-term customer contracts and commitments.
●	Emphasize operational excellence and optimize manufacturing base. In managing our businesses, we seek to improve our efficiency, control our costs and preserve and expand our margins. We aim to consistently reduce total costs through implementing operational efficiencies and promoting continuous improvement. We will continue to take actions to enhance efficiency through continuous improvement, best practice sharing and investment, enabling us to serve our existing and new customers’ exacting requirements for sustainable packaging.
●	Enhance our environmental and social sustainability impact. We will continue to improve the sustainability profile of our business. During 2022, we received approval our near-term Science-Based Sustainability Targets through the SBTi, whereby we set specific goals to reduce our Scope 1, 2 and 3 greenhouse gas emissions by 2030 in line with the Paris Agreement, under which governments mutually pledged to limit the increase in global temperatures to 1.5°C. See “—Sustainability” for further details on our sustainability strategy and SBTi targets. We seek to ensure that we meet the evolving requirements of end consumers and our customers, while creating a safe and inclusive environment for our employees, contributing positively to the communities in which we operate, improving our efficiency, controlling our costs and preserving and expanding our margins while at the same time growing our revenue, Adjusted EBITDA and free cash flow generation.
●	Evaluate and pursue strategic opportunities. We are a leading player in the beverage can sector in Europe, North America and Brazil, and those markets remain our principal near and medium-term focus. We may also evaluate and pursue other strategic opportunities, to grow with existing or new customers, including in new markets that offer attractive risk-adjusted returns, in line with our stringent investment criteria and focus on enhancing shareholder value.

Manufacturing and Production

As of December 31, 2022, we operated 24 production facilities in nine countries and had approximately 6,300 employees. Our production facilities are currently located in seven European countries, as well as in the United States and Brazil.

Ardagh Metal Packaging S.A.

The following table summarizes our principal production facilities as of December 31, 2022.

Number of
Production
Location	Facilities*
United States (1)	9
Germany	4
Brazil	3
United Kingdom	3
Other European countries(2)	5
24

* Excluding digital print locations.

(1)	In December 2020, we acquired a facility in Huron, Ohio, which was converted into a new beverage can and ends plant, with ends production having commenced in November 2021 and beverage can production in July 2022.
(2)	One facility in each of Austria, France, the Netherlands, Poland and Spain.

Industry Overview

We operate in the beverage can segment of the consumer metal packaging industry.

The beverage can sector has grown across the last three years in each of Europe, North America and Brazil. In each of these markets demand for metal beverage cans has accelerated in recent years, principally driven by new beverage product innovations, increased awareness by consumers of sustainability and pack mix shifts. In addition, the convenience of filling, transporting and stocking beverage cans, compared with alternative substrates are believed to be contributing to this growth. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration, a trend that is expected to continue.

We believe the purchasing decisions of retail consumers are significantly influenced by packaging. Consumer product manufacturers and marketers are increasingly using packaging to position their products in the market and differentiate them from alternative products. A growing awareness of sustainability issues among consumers, as well as potential regulatory or legislative changes in this area, are also expected to influence future packaging decisions by consumer product manufacturers. See “—Sustainability” for further details on our sustainability strategy. The development and production of premium, differentiated packaging products with additional value-added features require a higher level of design capabilities, manufacturing and process know-how and quality control than for more standardized products.

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

Our top ten customers represented approximately 57% of our revenue in 2022. We estimate that over 80% of our revenue is backed by multi-year supply agreements, ranging from two to seven years in duration. These contracts generally provide for the pass-through of metal price fluctuations as well as a mechanism for the recovery of non-metal input cost inflation, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi-year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi-year supply agreements with our customers. In other cases, sales

Ardagh Metal Packaging S.A.

are made under commercial supply agreements, typically of one-year’s duration, with prices based on expected purchase volumes.

Competitors

Our principal competitors in metal beverage packaging include Ball Corporation, Crown Holdings, and CANPACK.

Raw Materials and Suppliers

The principal raw materials used in our business are aluminum, steel, coatings and lining compounds. Over 90% of our metal raw material spend in 2022 related to aluminum. Our major aluminum suppliers include Novelis, Speira, Constellium and Tri-Arrows.

We continuously seek to minimize the price of raw materials and reduce exposure to price movements, including through the following:

●	harnessing the scale of our global metal purchasing requirements, to achieve better raw materials pricing;
●	entering into variable-priced pass-through contracts with customers, whereby selling prices are indexed to the price of the underlying raw materials;
●	maintaining the focus on metal content reduction;
●	targeting reductions in spoilage and waste in manufacturing;
●	rationalizing the number of both specifications and suppliers; and
●	hedging the price of aluminum ingot and the related euro/U.S. dollar exposure.

Aluminum is typically purchased under three-year contracts, with pricing arrangements that are fixed in advance. Despite an increase in the level of aluminum production being targeted to new end-use applications, including automotive and aerospace, we believe that adequate quantities of the relevant grades of packaging aluminum will continue to be available from various producers and that we are not overly dependent upon any single supplier. Some of our aluminum requirements are subject to tolling arrangements with our customers, whereby risk and responsibility for the procurement of aluminum is managed by the customer.

Distribution

We use various freight and haulage contractors to make deliveries to customer sites or warehousing facilities. In certain cases, customers make their own delivery arrangements and therefore may purchase from us on an ex-works basis. Warehousing facilities are primarily situated at our production facilities. However, in certain regions, we rely on networks of externally-rented warehouses at strategic third-party locations close to major customers’ filling operations.

Innovation, Research and Development

The majority of our innovation, development and engineering activities are primarily concentrated at our regional technical center in Elk Grove, Illinois and at our research facility in Bonn, Germany. These centers focus on identifying and serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal

Ardagh Metal Packaging S.A.

content reduction, and meeting new and anticipated legislative requirements, as well as providing technology, engineering and support services to our product facilities and customers.

We currently hold and maintain a number of patent families, filed in several jurisdictions and covering a range of different products.

Environmental, Health and Safety

Our operations and properties are regulated under a wide range of laws, ordinances and regulations and other legal requirements concerning the environment, health and safety and product safety in each jurisdiction in which we operate. We believe that our production facilities are compliant, in all material respects, with these laws and regulations.

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

Our substantial operations in the European Union are subject to, among additional requirements, the requirements of the EU IED which requires that operators of industrial installations, including can-making installations, take into account the whole environmental performance of the installation and obtain and maintain compliance with a permit, which sets emission limit values that are based on best available techniques.

Furthermore, the EU Directive on environmental liability relating to the prevention and remedying of environmental damage aims to make those who cause damage to the environment (specifically damage to habitats and species protected by EU law, damage to water resources and land contamination which presents a threat to human health) financially responsible for its remediation. It requires operators of industrial premises (including those which hold a permit governed by the EU IED) to take preventive measures to avoid environmental damage, inform the regulators when such damage has or may occur and to remediate contamination.

Our U.S. operations are also subject to stringent and complex U.S. federal, state and local laws and regulations relating to environmental protection, including the discharge of materials into the environment, health and safety and product safety including, but not limited to: the U.S. federal Clean Air Act, the U.S. federal Water Pollution Control Act of 1972, the U.S. federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”). These laws and regulations may, among other things (i) require obtaining permits to conduct industrial operations; (ii) restrict the types and quantities and concentration of various substances that can be released into the environment; (iii) result in the suspension or revocation of necessary permits, licenses and authorizations; (iv) require that additional pollution controls be installed and (v) require remedial measures to mitigate pollution from former and ongoing operations, including related natural resource damages. Specifically, certain U.S. environmental laws, such as CERCLA and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for the investigation and remediation of releases or the disposal of regulated materials into the environment including soil and groundwater, as well as for damages to natural resources.

In North America, sales of beverage cans are affected by governmental regulation of packaging, including deposit return laws. At December 31, 2022, there were ten U.S. states with container deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container or product. In Canada, there are ten provinces and three territories. Deposit laws cover some form of beverage container in all provinces and territories except the territory of Nunavut, which does not have a deposit program. The range for deposits is between 5 and 40 cents (Canadian Dollar), depending on size of container and type of beverage.

Ardagh Metal Packaging S.A.

A wider roll out of packaging deposit return systems in Europe, such as that proposed in Scotland from August 2023, could lead to cost increases for collection and recycling of beverage cans and therefore potentially have impacts on the packaging material mix at retailers.

In North America, many beverages and containers, particularly new product innovations and unique alcohol beverage products, are not clearly defined in U.S. and Canadian deposit laws, and local agencies provide final decisions on the application of deposit laws.

We are also committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. In addition, we have instituted active health and safety programs throughout our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs upon us.”

C.Organizational structure

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, with the exception of Hart Print Inc. which is 92% owned, at December 31, 2022.

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil
Hart Print Inc.	Canada
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SL	Spain
Ardagh Metal Packaging Spain SL	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States

D.Property, plant and equipment

See “Item 4.—Information on the Company—B. Business Overview—Manufacturing and Production.”

Item 4A. Unresolved Staff Comments

Not Applicable

Ardagh Metal Packaging S.A.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Metal Packaging S.A. for the years ended December 31, 2022, 2021 and 2020 including the related notes thereto, included elsewhere in this Annual Report. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

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

Business Drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends, end-consumer demand for our products and production capacity of our manufacturing facilities; (ii) prices of energy and raw materials used in our business, primarily aluminum, steel and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition, sales, marketing and administrative costs also impact Adjusted EBITDA. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Recent Acquisitions, Divestments and Developments

On February 22, 2021, the Company announced its entry into a business combination agreement (the “Business Combination Agreement”), dated as at February 22, 2021, by and among others, the Company, AGSA, Ardagh MP MergeCo Inc., a wholly-owned subsidiary of the Company (“MergeCo”) and Gores Holdings V Inc. (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create

Ardagh Metal Packaging S.A.

the Company, an independent, pure-play beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.”

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by the IASB. A summary of significant accounting policies is contained in note 3 to our audited consolidated financial statements for the three years ended December 31, 2022. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, we elect whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in sales, general and administration expenses.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

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

Ardagh Metal Packaging S.A.

lowest level at which the related goodwill is monitored for internal management purposes. As at the reporting date, Europe and Americas were the groups of CGUs to which goodwill was allocated and monitored.

We use the fair value less costs of disposal (“FVLCD”) model for the purposes of goodwill impairment testing.

In assessing FVLCD, we use a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended December 31, 2022. The multiple used is based on both our and comparable companies’ equity valuations and was further adjusted for selling costs. The valuation is considered to be level 2 in the fair value hierarchy.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended December 31, 2022, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS36 are not required.

For the year ended December 31, 2021, we used the VIU model for the purposes of goodwill impairment testing. A sensitivity analysis was performed reflecting potential variations in the key assumptions used. In all cases the recoverable values calculated were significantly in excess of the carrying values of the CGUs.

Income taxes

We are subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Measurement of employee benefit obligations

We follow the guidance of IAS 19(R) to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long-term employee benefits and other end of service employee benefits, which are subject to similar fluctuations in value in the long-term. We, with the assistance of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2022	2021	2022	2021	2022	2021
	%	%	%	%	%	%
Rate of inflation	2.00	1.70	3.00	3.20	2.50	2.20
Rate of increase in salaries	3.40	2.50	2.50	2.60	3.00	3.00
Discount rate	3.89	1.16	5.03	1.90	5.52	3.04

Ardagh Metal Packaging S.A.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	23	22	21	21
Life expectancy, future pensioners	25	25	24	23	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $22 million (2021: $47 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $19 million (2021: $41 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $9 million (2021: $15 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $9 million (2021: $16 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $10 million (2021: $20 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $11 million (2020: $21 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $7 million at December 31, 2022 (2021: $14 million), holding all other assumptions constant.

Exceptional items

Our consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. We use our judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in our consolidated income statement, and related notes as exceptional items. Our management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Valuation of Earnout Shares

The Group follows the guidance of IAS 32 (Financial Instruments Presentation) in accounting for the Earnout Shares. The Earnout Shares are recorded as a financial liability and measured at fair value. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in

Ardagh Metal Packaging S.A.

the valuation of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 21 to the audited consolidated financial statements included in this annual report.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2022 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going but is not expected to have a material impact for the Group.

A.Operating results

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

	Year ended
	December 31,
	2022	2021

	(in $ millions)
Revenue	4,689	4,055
Cost of sales	(4,163)	(3,439)
Gross profit	526	616
Sales, general and administration expenses	(212)	(418)
Intangible amortization	(138)	(151)
Operating profit	176	47
Net finance income/(expense)	80	(235)
Profit/(loss) before tax	256	(188)
Income tax charge	(19)	(22)
Profit/(loss) for the year	237	(210)

Revenue

Revenue in the year ended December 31, 2022, increased by $634 million, or 16%, to $4,689 million, compared with $4,055 million in the year ended December 31, 2021. The increase in revenue is primarily driven by the pass through to customers of higher input costs and favorable volume/mix effects of 6%, which includes an impact of our growth investment program, partly offset by unfavorable foreign currency translation effects of $210 million.

Cost of sales

Cost of sales in the year ended December 31, 2022, increased by $724 million, or 21%, to $4,163 million, compared with $3,439 million in the year ended December 31, 2021. The increase in cost of sales is mainly due to the impact of higher sales as outlined above, higher input costs and higher exceptional cost of sales. Exceptional cost of sales increased by $37 million, mainly reflecting higher start-up related costs relating to our investment programs. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Ardagh Metal Packaging S.A.

Gross profit

Gross profit in the year ended December 31, 2022, decreased by $90 million, or 15%, to $526 million, compared with $616 million in the year ended December 31, 2021. Gross profit percentage in the year ended December 31, 2022, decreased by 400 basis points to 11.2%, compared with 15.2% in the year ended December 31, 2021. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2022, decreased by 330 basis points to 12.6%, compared with 15.9% in the year ended December 31, 2021, primarily due to the impact of elevated revenue and cost of sales from the pass through to customers and the incurrence, respectively, of higher input costs.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2022, decreased by $206 million, or 49%, to $212 million, compared with $418 million in the year ended December 31, 2021. The decrease in sales, general and administration expenses was primarily due to lower exceptional sales, general and administration expenses. Excluding exceptional items, sales, general and administration expenses increased by $13 million, or 7%, primarily due to depreciation. Exceptional sales, general and administration expenses decreased by $219 million, primarily due to an expense of $205 million relating to the service for the listing of Ordinary Shares upon the completion of the Business Combination, as well as transaction-related costs and costs relating to transformation activities, in the year ended December 31, 2021.

Intangible amortization

Intangible amortization in the year ended December 31, 2022, decreased by $13 million or 9%, to $138 million, compared with $151 million in the year ended December 31, 2021, primarily driven by foreign exchange effects.

Operating profit

Operating profit in the year ended December 31, 2022, increased by $129 million, to $176 million compared with $47 million in the year ended December 31, 2021. The increase is primarily due to lower exceptional sales, general and administration expenses, which was partly offset by lower gross profit, as outlined above.

Net finance (income)/expense

Net finance income in the year ended December 31, 2022, was $80 million, compared with a $235 million net finance expense in the year ended December 31, 2021, an improvement of $315 million. Net finance (income)/expense for the year ended December 31, 2022 and 2021 comprised of the following:

	Year ended
	December 31,
	2022	2021

	(in $ millions)
Senior Secured Green and Senior Green Notes	113	72
Interest on related party borrowings	—	43
Net pension interest cost	3	3
Foreign currency translation losses	3	49
Other net finance expense	19	11
Finance expense before exceptional items	138	178
Exceptional finance (income)/expense	(218)	57
Net finance (income)/expense	(80)	235

Ardagh Metal Packaging S.A.

Interest on Senior Secured Green and Senior Green Notes increased by $41 million, or 57%, in the year ended December 31, 2022, compared with the year ended December 31, 2021. The increase primarily relates to interest expense being recognized on the Senior Secured Green and Senior Green Notes as a result of the issuance by two affiliates of the Group of green bonds of approximately $2.8 billion equivalent on March 12, 2021, consisting of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029 (the “AMP Notes Issuance”) and the 6.000% Senior Secured Green Notes that were issued on June 8, 2022.

Interest on related party borrowings in the year ended December 31, 2022, decreased by $43 million, to $nil, compared with $43 million in the year ended December 31, 2021. The decrease primarily relates to the settlement of the related party borrowings with the Ardagh Group on April 1, 2021.

Foreign currency translation losses in the year ended December 31, 2022 decreased by $46 million to $3 million, compared with a loss of $49 million in the year ended December 31, 2021 driven largely by the settlement of U.S. dollar and British pound denominated related party borrowings, in euro functional entities, with the Ardagh Group on April 1, 2021.

The $218 million exceptional finance income for the year ended December 31, 2022 primarily comprised of a net $242 million gain and a net $22 million loss on movements in the fair market values and foreign currency, respectively, on the Earnout Shares and Warrants. Exceptional finance expense for the year ended December 31, 2021, of $57 million primarily comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021 and a net $13 million foreign currency loss on the Earnout Shares and Public and Private Warrants (see note 21 to the audited consolidated financial statements included in this annual report), partly offset by a foreign currency translation gain of $13 million on the promissory note issued by the Company to AGSA as part of the consideration in connection with the Business Combination (the “AMP Promissory Note”).

Income tax charge

Income tax charge in the year ended December 31, 2022 resulted in a tax charge of $19 million, compared with a tax charge of $22 million in the year ended December 31, 2021.

The decrease in income tax charge is primarily attributable to a decrease of $70 million in the tax charge in respect of income taxed at rates other than the standard rate of Luxembourg corporation tax (primarily related to the non-taxable gain on movements in the fair market values on the Earnout Shares, Public Warrants and Private Warrants in the year ended December 31, 2022), a decrease of $36 million in the tax charge in respect of non-deductible items (amounts in the year ended December 31, 2021 included transaction-related and other costs attributable to the completion of the Business Combination), a decrease of $9 million in tax charge on the re-measurement of deferred taxes (amounts in the year ended December 31, 2021 related to the increase in the substantially enacted rate of corporation tax in the United Kingdom), an increase of $9 million in tax credits on other tax items and a decrease of $1 million in tax charge on income subject to state and other local income taxes. These decreases were partially offset by an increase in profit before tax of $444 million (tax effect of $111 million at the standard rate of Luxembourg corporation tax) and an increase of $11 million in tax losses for which no deferred income tax asset was recognized.

The effective income tax rate on profit before exceptional items for the year ended December 31, 2022 was 28%, consistent with the year ended December 31, 2021.

Ardagh Metal Packaging S.A.

Profit/(loss) for the year

As a result of the items described above, the profit for the year ended December 31, 2022, increased by $447 million to $237 million, compared with a $210 million loss in the year ended December 31, 2021.

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

Revenue

Revenue in the year ended December 31, 2021 increased by $604 million, or 18%, to $4,055 million, compared with $3,451 million in the year ended December 31, 2020. The increase in revenue is primarily driven by favorable volume/mix effects of 5%, which includes an impact of our growth investment program, the pass through to customers of higher metal costs and favorable foreign currency translation effects of $80 million.

Cost of sales

Cost of sales in the year ended December 31, 2021 increased by $536 million, or 18%, to $3,439 million, compared with $2,903 million in the year ended December 31, 2020. The increase in cost of sales is mainly due to the impact of higher sales as outlined above, unfavorable currency translation effects and higher exceptional cost of sales, partly offset by lower input and other operating costs. Exceptional cost of sales increased by $23 million, mainly reflecting higher start-up related costs relating to our investment programs. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

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

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2021 increased by $229 million, or 121%, to $418 million, compared with $189 million in the year ended December 31, 2020. Excluding exceptional items,

Ardagh Metal Packaging S.A.

sales, general and administration expenses are in line compared with the year ended December 31, 2020. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Intangible amortization

Intangible amortization in the year ended December 31, 2021 increased by $2 million, to $151 million, compared with $149 million in the year ended December 31, 2020. The increase was mainly due to foreign exchange effects.

Operating profit

Operating profit in the year ended December 31, 2021 decreased by $163 million, or 78%, to $47 million compared with $210 million in the year ended December 31, 2020. The decrease in operating profit primarily reflected the increase in exceptional sales, general and administration expenses, which comprised $242 million of transaction-related and other costs, predominantly the $205 million expense relating to the service for the listing of the Ordinary Shares upon the completion of the Business Combination, partly offset by a higher gross profit.

Net finance expense

Net finance expense in the year ended December 31, 2021 increased by $165 million, or 236%, to $235 million, compared with $70 million in the year ended December 31, 2020. Net finance expense for the year ended December 31, 2021 and 2020 comprised of the following:

	Year ended
	December 31,
	2021	2020

	(in $ millions)
Senior Secured Green and Senior Green Notes	72	—
Interest on related party borrowings	43	146
Net pension interest cost	3	3
Foreign currency translation losses/(gains)	49	(93)
Losses on derivative financial instruments	—	5
Other net finance expense	11	9
Finance expense before exceptional items	178	70
Exceptional finance expense	57	—
Net finance expense	235	70

Senior Secured Green and Senior Green Notes increased by $72 million in the year ended December 31, 2021 compared with the year ended December 31, 2020. The increase relates to interest expense on the Senior Secured Green and Senior Green Notes as a result of the AMP Notes Issuance.

Interest on related party borrowings in the year ended December 31, 2021 decreased by $103 million, or 71%, to $43 million, compared with $146 million in the year ended December 31, 2020. The decrease primarily relates to the settlement of the related party borrowings with Ardagh Group on April 1, 2021.

Losses on derivative financial instruments recognized through net finance expense were $nil in the year ended December 31, 2021.

Foreign currency translation losses in the year ended December 31, 2021 increased by $142 million to $49 million, compared with a gain of $93 million in the year ended December 31, 2020 driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Ardagh Metal Packaging S.A.

The $57 million exceptional finance expense for the year ended December 31, 2021 primarily comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, partly offset by a foreign currency translation gain of $13 million on the AMP Promissory Note and a net $13 million foreign currency loss on the Earnout Shares and Public and Private Warrants (see note 21 to the audited consolidated financial statements included in this Annual Report).

Income tax charge

Income tax charge in the year ended December 31, 2021 resulted in a tax charge of $22 million, compared with a tax charge of $29 million in the year ended December 31, 2020.

The decrease in income tax charge is primarily attributable to a movement in (loss)/profit before tax of $328 million (tax effect of $82 million at the standard rate of Luxembourg corporation tax) in the year ended December 31, 2021. This decrease is partially offset by an increase of $27 million in tax charge in non-deductible and other tax items (primarily transaction-related and other costs attributable to the completion of the Business Combination), an increase of $16 million in tax charge in respect of prior years (prior year included tax credits relating to the carry back of net operating losses in the United States as a result of the enactment from March 27, 2020 of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act), an increase of $14 million in tax charge in respect of income taxed at rates other than standard rate of Luxembourg corporation tax, an increase of $9 million in the tax charge on the re-measurement of deferred taxes (due to the increase in the substantially enacted rate of corporation tax in the United Kingdom), an increase of $6 million in tax charge in respect of income subject to state and other local income taxes, and an increase of $3 million in tax losses for which no deferred income tax was recognized.

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

Supplemental Management’s Discussion and Analysis

Key Operating Measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge, net finance (income)/expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

Ardagh Metal Packaging S.A.

For a reconciliation of the profit/(loss) for the year to Adjusted EBITDA see below:

	Year ended
	December 31,
	2022	2021	2020

	(in $ millions)
Profit/(loss) for the year	237	(210)	111
Income tax charge	19	22	29
Net finance (income)/expense	(80)	235	70
Depreciation and amortization	359	343	315
EBITDA	535	390	525
Exceptional operating items	90	272	20
Adjusted EBITDA	625	662	545

Adjusted EBITDA in the year ended December 31, 2022, decreased by $37 million, or 6%, to $625 million, compared with $662 million in the year ended December 31, 2021.

Adjusted EBITDA in the year ended December 31, 2021, increased by $117 million, or 21%, to $662 million, compared with $545 million in the year ended December 31, 2020.

Exceptional Items

The following table provides detail on exceptional items included in cost of sales, sales, general and administration expenses, finance (income)/expense and income tax credits:

	Year ended December 31,
	2022	2021	2020
	$'m	$'m	$'m
Start-up related and other costs	67	30	7
Exceptional items - cost of sales	67	30	7
Transaction-related and other costs	23	242	13
Exceptional items - SG&A expenses	23	242	13
Exceptional finance (income)/expense	(218)	57	—
Exceptional items - finance (income)/expense	(218)	57	—
Exceptional income tax credit	(17)	(17)	(14)
Total exceptional items, net of tax	(145)	312	6

Exceptional items are those that in our management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2022

Exceptional items of $145 million have been recognized for the year ended December 31, 2022, primarily comprising:

●	$67 million start-up related and other costs in the Americas ($40 million) and in Europe ($27 million), primarily relating to our investment programs.
●	$23 million transaction-related and other costs, primarily comprised of $14 million of professional advisory fees and other costs in relation to transformation initiatives, and $9 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.

Ardagh Metal Packaging S.A.

●	$218 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $242 million on the Earnout Shares, Public Warrants and Private Warrants, partly offset by a foreign currency loss of $22 million thereon.
●	$17 million from tax credits relating to the above exceptional items.

2021

Exceptional items of $312 million have been recognized for the year ended December 31, 2021, primarily comprising:

●	$30 million start-up related costs in the Americas ($21 million) and Europe ($9 million), relating to our investment programs.
●	$242 million transaction-related and other costs, primarily comprised of an expense of $205 million relating to the service for the listing of the Ordinary Shares upon the completion of the Business Combination on August 4, 2021, as further detailed in note 24 to the audited consolidated financial statements included in this Annual Report, $41 million of professional advisory fees in relation to the Business Combination and transactions and other costs related to transformation initiatives, partly offset by a $4 million credit related to a loan forgiven with respect to the U.S. pension plan.
●	$57 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021 and a net $13 million foreign currency loss on the Earnout Shares and Public and Private Warrants (see note 21 to the audited consolidated financial statements included in this annual report), partly offset by a foreign currency translation gain of $13 million on the AMP Promissory Note.
●	$17 million from tax credits relating to the above exceptional items.

2020

Exceptional items of $6 million were recognized for the year ending December 31, 2020, primarily comprising:

●	$7 million primarily related to our capacity realignment and investment programs, mainly related to start-up costs, principally incurred in the Americas.
●	$13 million primarily related to transaction-related and other costs, including customary indemnification clauses related to the original acquisition of the AMP Business by AGSA and professional advisory fees, and other costs related to transformation initiatives.
●	$14 million from tax credits including $6 million relating to tax benefits arising from the enactment from March 27, 2020, of the CARES Act.

Ardagh Metal Packaging S.A.

Segment Information

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

	Year ended
	December 31,
	2022	2021

	(in $ millions)
Revenue
Europe	1,963	1,838
Americas	2,726	2,217
Total Revenue	4,689	4,055
Adjusted EBITDA
Europe	200	281
Americas	425	381
Total Adjusted EBITDA	625	662

Revenue

Europe. Revenue increased by $125 million, or 7%, to $1,963 million for the year ended December 31, 2022, compared with $1,838 million in the year ended December 31, 2021. The increase in revenue principally reflects the pass through of higher input costs and favorable volume/mix effects of 6%, which includes an impact of our growth investment program, partly offset by unfavorable foreign currency translation effects of $210 million.

Americas. Revenue increased by $509 million, or 23%, to $2,726 million for the year ended December 31, 2022, compared with $2,217 million in the year ended December 31, 2021. Revenue growth reflected the pass through of higher input costs and favorable volume/mix effects of 7%.

See “—Business Drivers.”

Adjusted EBITDA

Europe. Adjusted EBITDA decreased by $81 million, or 29%, to $200 million for the year ended December 31, 2022, compared with $281 million in the year ended December 31, 2021. Excluding unfavorable foreign currency translation effects of $32 million, the decrease in Adjusted EBITDA principally reflected input cost headwinds and increased operating costs, which were partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Americas. Adjusted EBITDA increased by $44 million, or 12%, to $425 million for the year ended December 31, 2022, compared with $381 million in the year ended December 31, 2021. Adjusted EBITDA growth was mainly driven by favorable volume/mix effects, which includes an impact of our growth investment program, partly offset by increased operating costs.

Ardagh Metal Packaging S.A.

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

	Year ended
	December 31,
	2021	2020

	(in $ millions)
Revenue
Europe	1,838	1,599
Americas	2,217	1,852
Total Revenue	4,055	3,451
Adjusted EBITDA
Europe	281	249
Americas	381	296
Total Adjusted EBITDA	662	545

Revenue

Europe. Revenue increased by $239 million, or 15%, to $1,838 million for the year ended December 31, 2021, compared with $1,599 million in the year ended December 31, 2020. The increase in revenue principally reflects favorable volume/mix effects of 4%, which includes an impact of our growth investment program, favorable foreign currency translation effects of $80 million and the pass through of higher input costs.

Americas. Revenue increased by $365 million, or 20%, to $2,217 million for the year ended December 31, 2021, compared with $1,852 million in the year ended December 31, 2020. Revenue growth reflected favorable volume/mix effects of 7% and the pass through of higher input costs.

See “—Business Drivers.”

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $32 million, or 13%, to $281 million for the year ended December 31, 2021, compared with $249 million in the year ended December 31, 2020. Excluding favorable foreign currency translation effects of $13 million, the increase in Adjusted EBITDA reflected a positive impact from our growth investment program and operating costs savings.

Americas. Adjusted EBITDA increased by $85 million, or 29%, to $381 million for the year ended December 31, 2021, compared with $296 million in the year ended December 31, 2020. Adjusted EBITDA growth was mainly driven by favorable volume/mix effects, which includes an impact of our growth investment program.

B.Liquidity and Capital Resources

Cash Requirements Related to Operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under our Global Asset Based Loan Facility. These and other sources of external financing are described further in the following table. Our principal credit agreements and indentures are also filed as exhibits to this Annual Report.

Our sales and cash flows are subject to seasonal fluctuations. Demand for our metal beverage products is typically, based on historical trends, strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage packaging typically peaks in the

Ardagh Metal Packaging S.A.

first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

The following table outlines our principal financing arrangements at December 31, 2022:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	480
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	533	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	USD	415	06-Aug-26	Revolving	—	—	415
Lease obligations	Various	—	—	Amortizing	—	327	—
Other borrowings	Various	—	Rolling	Amortizing	—	40	—
Total borrowings / undrawn facilities						3,630	415
Deferred debt issue costs						(38)	—
Net borrowings / undrawn facilities						3,592	415
Cash, cash equivalents and restricted cash						(555)	555
Net debt / available liquidity						3,037	970

On June 8, 2022, we issued $600 million 6.000% Senior Secured Green Notes due 2027. Net proceeds from the issuance of the notes will be used for general corporate purposes.

Lease obligations at December 31, 2022 of $327 million, primarily reflects $204 million of new lease liabilities and favorable foreign currency movements, partly offset by $59 million of principal repayments, in the year ended December 31, 2022. We expect that during 2023, our lease obligations will increase upon commencement of new leases.

At December 31, 2022, we had $415 million available under the Global Asset Based Loan Facility. The amount increased from $325 million on September 27, 2022.

The following table outlines the minimum repayments we are obliged to make in the twelve months ending December 31, 2023, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2023
		(in millions)			(in $ millions)
Lease obligations	Various	—	—	Amortizing	53
Other borrowings	Various	—	Rolling	Amortizing	15
					68

For the year ended December 31, 2022, we reported operating profit of $176 million, cash generated from operations of $322 million and generated Adjusted EBITDA of $625 million.

Ardagh Metal Packaging S.A.

We generate substantial cash flow from our operations and had $555 million in cash, cash equivalents and restricted cash at December 31, 2022, as well as available but undrawn liquidity of $415 million under its credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividends for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Accordingly, we believe that our long-term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance our debt obligations in advance of their respective maturity dates.

Off Balance Sheet Arrangements

Receivables Factoring and Related Programs

We participate in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to us or transfer substantially all the risk and rewards to the financial institutions. Receivables of $530 million were sold under these programs at December 31, 2022 (December 31, 2021: $456 million).

Trade Payables Processing

Certain of our suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, we continue to present such obligations within trade payables.

Contractual Obligations and Commitments

The following table outlines our principal contractual obligations at December 31, 2022:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years

		(in $ millions)
Long term debt—capital repayment	3,263	—	—	600	2,663
Long term debt—interest *	712	123	246	227	116
Lease obligations and other borrowings	447	87	128	120	112
Purchase obligations	1,298	1,298	—	—	—
Derivatives	57	40	4	12	1
Contracted capital commitments	303	303	—	—	—
Total	6,080	1,851	378	959	2,892

* Long term debt interest is calculated based on the contractual interest rates for the Senior Green Secured and Senior Green Notes as described in note 19 to the audited consolidated financial statements.

Ardagh Metal Packaging S.A.

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the three years ended December 31, 2022 set forth below:

	Year ended December 31,
	2022	2021	2020

	(in $ millions)
Operating profit	176	47	210
Depreciation and amortization	359	343	315
Exceptional operating items	90	272	20
Movement in working capital(1)	(202)	16	7
Exceptional costs paid, including restructuring	(101)	(67)	(22)
Cash generated from operations	322	611	530
Net interest paid(2)	(123)	(113)	(155)
Settlement of foreign currency derivative financial instruments(2)	41	8	—
Income tax paid	(35)	(48)	(41)
Net cash from operating activities	205	458	334

Capital expenditure(3)	(595)	(686)	(268)
Purchase of business, net of cash acquired	—	(5)	—
Net cash used in investing activities	(595)	(691)	(268)

Proceeds from borrowings	709	2,773	—
Repayment of borrowings	(110)	(5)	(8)
Proceeds from ordinary share issuance, net of costs	(1)	925	—
Deferred debt issue costs paid	(11)	(35)	—
Lease payments	(59)	(48)	(35)
Proceeds from preferred share issuance, net of costs	257	—	—
Dividends paid	(251)	—	—
Treasury shares purchased	(35)	—	—
Repayment of related party borrowings to Ardagh	—	(2,738)	—
Payment as part of capital reorganization	—	(574)	—
Proceeds from related party borrowings from Ardagh	—	2	—
Cash received from Ardagh	—	206	—
Redemption premium and issuance costs paid	—	(52)	—
Cash remitted to Ardagh	—	—	(55)
Net inflow/(outflow) from financing activities	499	454	(98)

Net increase/(decrease) in cash, cash equivalents and restricted cash	109	221	(32)
Exchange (losses)/gain on cash, cash equivalents and restricted cash	(17)	(15)	5
Net increase/(decrease) in cash, cash equivalents and restricted cash after exchange losses/gains	92	206	(27)
(1)	Working capital is made up of inventories, trade and other receivables, contract assets, trade and other payables contract liabilities and current provisions. Other companies may calculate working capital in a manner different than ours.
(2)	Prior year amounts which had been included in Interest paid previously have been reclassified to conform to the current year presentation
(3)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Ardagh Metal Packaging S.A.

Net cash from operating activities

Net cash from operating activities decreased by $253 million from $458 million in the year ended December 31, 2021, to $205 million in the year ended December 31, 2022. The decrease was mainly due to a decrease in exceptional operating items of $182 million, an increase in working capital outflows of $218 million and an increase in exceptional costs paid, including restructuring of $34 million, partly offset by a $129 million increase in operating profit and an increase in depreciation and amortization of $16 million. Net cash from operating activities was further impacted by net interest paid of $123 million, inflows from settlement gains of foreign currency derivative financial instruments of $41 million and tax paid of $35 million.

Net cash from operating activities increased by $124 million from $334 million in the year ended December 31, 2020, to $458 million in the year ended December 31, 2021. The increase was mainly due to a $42 million increase in operating profit, prior to a non-cash exceptional operating item of $205 million (expense relating to the service for the listing of the Shares upon the completion of the Business Combination), an increase in depreciation and amortization of $28 million, a remaining increase in exceptional operating items of $47 million and an increase in working capital inflows of $9 million, partly offset by an increase in exceptional costs paid, including restructuring of $45 million. Net cash from operating activities was further impacted by net interest paid of $113 million, inflows from settlement gains of foreign currency derivative financial instruments of $8 million and tax paid of $48 million.

Net cash used in investing activities

Net cash used in investing activities decreased by $96 million to $595 million in the year ended December 31, 2022, compared with the same period in 2021 mainly driven by the timing of projects in relation to our growth investment program. Capital expenditure for the year ended December 31, 2022 includes $486 million on our growth investment projects.

Net cash used in investing activities increased by $423 million to $691 million in the year ended December 31, 2021, compared with the same period in 2020 mainly driven by increased capital expenditure on our growth investment program and the timing of projects. Capital expenditure for the year ended December 31, 2021 includes $598 million on our growth investment projects.

Net inflow/(outflow) from financing activities

For the year ended December 31, 2022, net cash from financing activities represented an inflow of $499 million compared with $454 million in the same period in 2021.

2022 Financing Activity

Proceeds from borrowings of $709 million primarily reflects the issuance of $600 million 6.000% Senior Secured Green Notes, draw down from our Global Asset Based Loan Facility and proceeds of $9 million of other borrowings during the year ended December 31, 2022.

Repayment of borrowings of $110 million reflects the repayment of $100 million of the Global Asset Based Loan Facility and repayment of $10 million of other borrowings during the year ended December 31, 2022.

Lease payments of $59 million, for the year ended December 31, 2022, increased by $11 million compared to $48 million in the prior year, reflecting increased principal repayments on our lease obligations.

In the year ended December 31, 2022, we issued non-convertible, non-voting 9% preferred shares to AGSA for $260 million and paid $3 million of transaction costs related to the issuance of the Preferred Shares.

Ardagh Metal Packaging S.A.

For the year ended December 31, 2022, we paid dividends to shareholders of $251 million. On April 26, 2022, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on June 28, 2022, to shareholders of record on June 14, 2022. On May 27, 2022, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $61 million was paid on June 28, 2022, to shareholders of record on June 14, 2022. On September 29, 2022, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $59 million was paid on October 27, 2022, to shareholders of record on October 13, 2022. On October 25, 2022, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on November 28, 2022, to shareholders of record on November 14, 2022. On September 29, 2022, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million (approximately $6 million) was paid on October 27, 2022. On October 25, 2022, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million (approximately $5 million) was paid on November 28, 2022.

For the year ended December 31, 2022, we repurchased a total of 5,768,638 ordinary shares, returning $35 million to shareholders.

2021 Financing Activity

Proceeds from borrowings of $2,773 million and repayment of borrowings of $5 million principally reflected the AMP Notes Issuance as described in note 19 – Financial assets and liabilities of the audited consolidated financial statements.

Repayment of related party borrowings to AGSA of $2,738 million principally reflects the settlement of related party borrowings of $1,741 million upon the AMP Transfer and use of $997 million as part of the settlement of the AMP Promissory Note for the year ended December 31, 2021.

Proceeds from share issuance, net of costs of $925 million reflects the share issuance to the Subscribers, GHV shareholders and GHV Sponsor, net of issuance costs for the year ended December 31, 2021.

Lease payments of $48 million, in the year ended December 31, 2021, increased by $13 million, compared with $35 million in the prior year, primarily reflecting increased principal repayments on our leasing activities.

Working capital

For the year ended December 31, 2022, the movement in working capital increased by $218 million to an outflow of $202 million, compared to an inflow of $16 million in the year ended December 31, 2021. The increase in working capital outflows was primarily due to unfavorable cash flows generated from trade and other payables and inventory, partly offset by favorable cash flows generated from trade and other receivables.

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

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring in the year ended December 31, 2022 increased by $34 million to $101 million compared with $67 million in the year ended December 31, 2021. For the year ended December 31, 2022, amounts paid of $101 million primarily comprised $65 million of start-up costs, mainly relating to our growth investment program and $36 million of other costs, of which $27 million relates to the North American pension split.

Ardagh Metal Packaging S.A.

Exceptional costs paid, including restructuring in the year ended December 31, 2021 increased by $45 million to $67 million compared with $22 million in the year ended December 31, 2020. For the year ended December 31, 2021, amounts paid of $67 million primarily comprised of costs related to capacity realignment and investments programs of the AMP Business, including start-up costs and transaction-related and other professional advisory fees.

Income tax paid

Income tax paid during the year ended December 31, 2022 was $35 million, which represents an decrease of $13 million when compared to the year ended 31 December 2021. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Income tax paid during the year ended December 31, 2021 was $48 million, which represents an increase of $7 million when compared to the year ended December 31, 2020. The increase is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure

	Year ended
	December 31,
	2022	2021	2020

	(in $ millions)
Europe	213	190	101
Americas	382	496	167
Net capital expenditure	595	686	268

Capital expenditure for the year ended December 31, 2022, decreased by $91 million to $595 million, compared to $686 million for the year ended December 31, 2021. The decrease was primarily driven by a re-phasing of our growth investment program to manage cash flows and pace with demand. For the year ended December 31, 2022, capital expenditure included $486 million related to our growth investment program.

In Europe, capital expenditure for the year ended December 31, 2022, was $213 million, compared to capital expenditure of $190 million for the year ended December 31, 2021 with the increase primarily attributable to our growth investment program. In Americas capital expenditure in the year ended December 31, 2022, was $382 million compared to capital expenditure of $496 million for the year ended December 31, 2021, with the decrease primarily attributable to the re-phasing of our growth investment program to manage cash flows and pace with demand.

Capital expenditure for the year ended December 31, 2021 increased by $418 million to $686 million, compared to $268 million for the year ended December 31, 2020. The increase was primarily attributable to our growth investment program and also due to the timing of projects. For the year ended December 31, 2021, capital expenditure included $598 million related to our growth investment program.

In Europe, capital expenditure for the year ended December 31, 2021 was $190 million, compared to capital expenditure of $101 million for the year ended December 31, 2020 with the increase primarily attributable to growth investment projects and the timing of projects. In Americas, capital expenditure for the year ended December 31, 2021 was $496 million compared to capital expenditure of $167 million for the year ended December 31, 2020, with the increase primarily attributable to increased capital investment initiatives, in particular from the growth investment programs and included the acquisition of a large brownfield facility in Huron, Ohio and other expansion projects.

C.Research and development, patents and licenses

See “Item 4. Information on the Company—B. Business Overview—Innovation, Research and Development.”

Ardagh Metal Packaging S.A.

D.Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this Annual Report to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

See “Note 3 — Critical accounting estimates, assumptions and judgments” to the audited consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

Set forth below is certain information concerning our directors and executive officers as of the date of this Annual Report including their names, ages, positions, current directorship terms (which expire on the date of the relevant year’s annual general meeting of shareholders) and assessment of independence in accordance with the NYSE Standards. There are no family relationships among the executive officers or between any executive officer or director. Our executive officers are appointed by the Board to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the Board or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Name	Age	Position	Expiration of current directorship term	Independent
Paul Coulson	70	Chairman	2024
Oliver Graham	54	Chief Executive Officer and Director	2023
John Sheehan	57	Director	2023
Abigail Blunt	61	Non-Executive Director	2024	☒
Yves Elsen	64	Non-Executive Director	2025	☒
Elizabeth Marcellino	65	Non-Executive Director	2023	☒
Damien O’Brien	67	Non-Executive Director	2025	☒
The Rt. Hon. the Lord Hammond of Runnymede	67	Non-Executive Director	2024	☒
Hermanus Troskie	52	Non-Executive Director	2025
Edward White	75	Non-Executive Director	2024	☒

Board

Paul Coulson

Paul Coulson graduated from Trinity College Dublin with a business degree in 1973. He spent five years with Price Waterhouse in London and Dublin and qualified as a Chartered Accountant in 1978. He then established his own accounting firm before setting up Yeoman International in 1980 and developing it into a significant leasing and structured finance business. In 1998 he became Chairman of Ardagh and initiated the transformation of Ardagh from a small, single plant operation into a leading global packaging company. Over the last 40 years he has been involved in the creation and development of a number of businesses apart from Yeoman and Ardagh. These include Fanad Fisheries, a leading Irish

Ardagh Metal Packaging S.A.

salmon farming company, and Sterile Technologies. Prior to its sale to Stericycle, Inc. in 2006, Sterile Technologies had been developed into the leading medical waste management company in the United Kingdom and Ireland. Mr. Coulson is a citizen of the Republic of Ireland.

Oliver Graham

Oliver Graham is CEO of Ardagh Metal Packaging S.A., a position he has held since 2020. Before taking up this role, Mr. Graham was CEO of Metal Packaging Europe with responsibility for Metal Packaging Brazil, as well as being Ardagh Group S.A. Commercial Director. He joined Ardagh in 2016 following the acquisition of the metal beverage packaging business, prior to which he was Group Commercial Director at Rexam PLC. Mr. Graham joined Rexam PLC in 2013 from The Boston Consulting Group, where he was a partner. He is a British citizen.

John Sheehan

John Sheehan was appointed Chief Financial Officer and Director of Ardagh Group in 2021, having previously been Director of Corporate Development and Investor Relations. Prior to joining Ardagh in 2012, Mr. Sheehan spent twelve years in the equity capital markets with Investec, RBS and NCB, covering a range of industry sectors, including packaging. Mr. Sheehan qualified as a Chartered Accountant with PricewaterhouseCoopers and is a citizen of the Republic of Ireland.

Abigail Blunt

Abigail Blunt has had a 30-year career as a corporate and government affairs executive with extensive expertise in the consumer packaged goods industry. In September 2022 she left the Kraft Heinz Company after 21 years where she had led the Global Government Affairs function, served as an Advisor to the Board, a Kraft Heinz Foundation Board member and an ESG leader. Earlier in her career, Mrs. Blunt earned significant political acumen through her roles in government and government related entities including Finance Director of the National Republican Congressional Committee (NRCC), Deputy Director of the Bush Re-election Committee, US Chamber of Commerce Foundation Director, Government Affairs Director for the Federal Deposit Insurance Corporation (FDIC) and a legislative aide in the US House of Representatives. Mrs. Blunt was named by Washingtonian Magazine as one of “Washington’s Most Influential People” in 2021. She serves on the Board of Apollo-owned portfolio company, SmartStart, as well as on the Board of VitaKey. She is a member of The Economic Club of Washington and Extraordinary Women on Boards. Mrs. Blunt is an independent director and is a member of the Audit and the Sustainability Committees. She is a citizen of the United States of America.

Yves Elsen

Yves Elsen is CEO and managing partner of HITEC Luxembourg S.A., a Luxembourg-based industrial and technology company serving contractors in over 20 countries around the world. Prior to this, Mr. Elsen founded and led SATLYNX S.A., following extensive experience with listed satellite operator SES - Société Européenne des Satellites S.A. He was a member of the supervisory board of Villeroy & Boch AG from 2013 to 2019 and its Chairman from 2017 to 2019. Mr. Elsen is Chairman of the board of governors of the University of Luxembourg. He is an independent director and is a member of the Audit Committee and the Nominating and Governance Committee. Mr. Elsen is a citizen of the Grand Duchy of Luxembourg.

Elizabeth Marcellino

Elizabeth Marcellino is a writer and communications consultant who worked for more than a decade as a journalist reporting on a wide range of policy issues for Los Angeles-based City News Service. She was previously a managing director of Goldman Sachs Group, Inc., where she worked from 1991 to 2004 in investment banking, portfolio

Ardagh Metal Packaging S.A.

management, and private equity, with a focus on the real estate industry. Ms. Marcellino serves as a member of the board of directors of Gores Holdings IX and sits on the national board of Jumpstart for Young Children, a nonprofit organization. She earned a B.A. in Economics from the University of California, Los Angeles and an M.B.A. in Finance and Real Estate from The Wharton School of the University of Pennsylvania. Ms. Marcellino is an independent director and is a member of the Audit Committee and the Sustainability Committee. She is a citizen of the United States of America.

Damien O’Brien

Damien O’Brien served as CEO of Egon Zehnder from 2008 to 2014 and as its Chairman from 2010 to 2018. Mr. O’Brien joined Egon Zehnder in 1988 and since then he has been based in Australia, Asia and Europe. He is also a member of the boards of IMD Business School in Lausanne, Switzerland, and St. Vincents Health Australia. Mr. O’Brien is an independent director and is a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. He is a citizen of Australia and the Republic of Ireland.

The Rt. Hon. the Lord Hammond of Runnymede

The Rt. Hon. the Lord Hammond of Runnymede has had a distinguished career in British politics. A Member of Parliament of the United Kingdom from 1997 to 2019, he held a range of ministerial offices, most recently serving as Chancellor of the Exchequer from 2016 to 2019. Prior to this, he served as Foreign Secretary from 2014 to 2016, as Defence Secretary from 2011 to 2014 and as Transport Secretary from 2010 to 2011. Lord Philip Hammond is an independent director and is a member of the Audit Committee. He is a British citizen.

Hermanus Troskie

Hermanus Troskie is the CEO of Corporate, Legal and Tax Advisory at Stonehage Fleming, an international family office, and has been a director of Ardagh Group since 2009. He has extensive experience in the areas of international corporate structuring, cross-border financing and capital markets, with a particular interest in integrated structuring for entrepreneurs and their businesses. Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001. Mr. Troskie is a member of the Compensation Committee, the Finance Committee and the Nominating and Governance Committee. He is based in Luxembourg and is a citizen of the Netherlands.

Edward White

Edward White has been an Executive Professor of Finance in the Mays Business School at Texas A&M University since 2014. He was formerly a Senior Vice President and the Chief Financial Officer of O-I Glass, Inc (“O-I”). for seven years until his retirement in 2012. During his 38-year career with O-I, he worked in a variety of management roles across finance, manufacturing and marketing. His international experiences included senior management positions as an expatriate in Finland, Poland, France and Switzerland. Mr. White holds a M.B.A. from the University of Hawaii and a Bachelor’s in Business Administration from Indiana University. He is an independent director and Chairman of the Audit Committee. Mr. White is a citizen of the United States of America.

Senior Management

David Bourne

David Bourne joined Ardagh in 2014 as Finance Director Operations with responsibility for transformational organic and M&A finance initiatives within Ardagh Group. He was appointed Chief Financial Officer of Ardagh Metal Packaging S.A. in 2020. Mr. Bourne previously has 20 years’ experience with KPMG including long-term secondments to DS Smith plc supporting their acquisition of SCA Packaging and AstraZeneca plc supporting their divestment of

Ardagh Metal Packaging S.A.

Cellmark Diagnostics. Mr. Bourne is qualified as a Chartered Accountant and holds an accounting and economics degree from the University of Reading. He is a British citizen.

B.Compensation

Director Compensation

We have established a compensation program for our non-employee directors. In 2022, the aggregate amount of our non-employee directors’ compensation was approximately $1.6 million, in the form of a cash retainer for the performance of duties as a director. The non-employee directors’ compensation program allows each non-employee director the opportunity to elect to receive Ordinary Shares in lieu of a portion of the annual cash retainer payable to the non-employee director under the program.

We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at Board and committee meetings. Directors who are employees do not receive any compensation for their services as directors.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended December 31, 2022 was $3 million. In addition, subsidiaries of Ardagh Group, which do not form part of the Group, incurred transaction-related and other compensation for key management during the year of $nil. An aggregate of approximately $0.3 million has been set aside or accrued for the year ended December 31, 2022 to provide pension, retirement or similar benefits to our key management (including directors). See “Note 26 – Related Party Information” to the audited consolidated financial statements included elsewhere in this Annual Report.

C.Board Practices

Controlled Company

Our Ordinary Shares are listed on the NYSE. Under the NYSE’s current listing standards, we qualify for and avail ourselves of certain of the controlled company exemptions under the NYSE Standards applicable to listed companies as described in the NYSE listed company manual (the “NYSE Listed Company Manual”). A controlled company is defined by the NYSE Standards pursuant to Section 303A of the NYSE Listed Company Manual as a listed company of which more than 50% of the voting power for the election of directors held by an individual, a group or another company. Ardagh Group controls, directly or indirectly, a majority of the voting power of our issued and outstanding Ordinary Shares and we are therefore a controlled company.

As a controlled company, we are not required to comply with the following requirements:

●	a majority of the Board consist of independent directors;
●	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

Ardagh Metal Packaging S.A.

●	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

We currently avail ourselves of the exemption that allows our nominating and governance committee and compensation committee not to be composed entirely of independent directors, and there can be no assurance that we will not avail ourselves of other controlled company exemptions in the future.

Composition of Our Board

Our Board currently consists of 10 members. Shaun Murphy resigned from the Board in December 2022. Our Board consists of such number of directors as the general meeting of shareholders may from time to time determine, provided that the Board is composed at all times of no fewer than three (3) directors and no more than fifteen (15) directors.

Election of Directors

The holders of our Ordinary Shares have the right to elect the Board at a general meeting of shareholders by a simple majority of the votes validly cast. The existing directors have the right to appoint persons to fill vacancies, which persons may hold office until the following annual general meeting.

Board Powers and Functions

The Board has the power to take any action necessary or useful to realize the corporate objects of the Company, with the exception of the powers reserved by Luxembourg Law or by the Articles to the general meeting of shareholders. Directors must act with diligence and in good faith in performing their duties and in the corporate interest of the company. The expected behavior of a director is that of a normally prudent person, in a like position, having the benefit, when making such a decision, of the same knowledge and information as the directors having made the decision.

Board Meetings and Decisions

We expect that all of the resolutions of the Board will be adopted by a simple majority of votes cast in a meeting at which a quorum is present or represented by proxy. A member of the Board may authorize another member of the Board to represent him/her at the board meeting and to vote on his/her behalf at the meeting.

Our Board meets as often as it deems necessary to conduct the business of the Company. In 2022, there were seven meetings of the Board with an attendance rate of 100%.

Experience of Directors

We believe that the composition of the Board, which includes a broad spread of nationalities, backgrounds and expertise, provides the breadth and depth of skills, knowledge and experience that are required to effectively lead an internationally diverse business with interests spanning three continents and nine individual countries.

We believe that our independent non-executive directors have broad-based international business expertise and have gained significant and relevant industry specific expertise over a number of years. The composition of the Board reflects the need to maintain a balance of skills, knowledge and experience, including in areas such as sustainability and information technology.

The independent non-executive directors use their broad-based skills, diverse range of business and financial experiences and international backgrounds in reviewing and assessing any opportunities or challenges facing the Company

Ardagh Metal Packaging S.A.

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

Committees of the Board

Our Board has six standing committees: an audit committee (“Audit Committee”), a compensation committee (“Compensation Committee”), a nominating and governance committee (“Nominating and Governance Committee”), a sustainability committee (“Sustainability Committee”), a finance committee (“Finance Committee”) and an executive committee (“Executive Committee”). The members of each committee are appointed by the Board and serve until their successors are elected and qualified, unless they are earlier removed or they resign. Each of the committees report to the Board as it deems appropriate and as the Board may request. The composition, duties and responsibilities of the six standing committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

In 2022, five meetings of the Audit Committee were held, with an attendance rate of 100%. Our Audit Committee currently consists of Edward White, Abigail Blunt, Yves Elsen, Elizabeth Marcellino, Damien O’Brien and The Rt. Hon. the Lord Hammond of Runnymede, with Edward White serving as the chair of the Audit Committee. All of our Audit Committee members are independent directors, in accordance with the NYSE Standards and the SEC requirements.

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

Ardagh Metal Packaging S.A.

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the Audit Committee members meets the financial literacy requirements of the NYSE listing standards and the Board has determined that Edward White qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. See “Item 16A. Audit Committee Financial Expert” below. The designation does not impose on the Audit Committee Financial Expert any duties, obligations or liabilities that are greater than those generally imposed on members of our Audit Committee and our Board. Our Board has adopted a written charter for the Audit Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Compensation Committee

In 2022, three meetings of the Compensation Committee were held, with an attendance rate of 100%. Our Compensation Committee currently consists of Paul Coulson, Damien O’Brien and Hermanus Troskie, with Paul Coulson serving as the chair of the Compensation Committee. As we are a controlled company as defined under NYSE Standards, see “—Controlled Company” above, our Compensation Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to ensure compliance with such rules.

The Compensation Committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The Compensation Committee, among other matters:

●	at the request of our Board, reviews and makes recommendations to our Board relating to management succession planning;
●	administers, reviews and makes recommendations to our Board regarding our compensation plans;
●	reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, evaluates each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our Board; and
●	provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers.

Ardagh Metal Packaging S.A.

Our Board has adopted a written charter for the Compensation Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Nominating and Governance Committee

In 2022, five meetings of the Nominating and Governance Committee were held, with an attendance rate of 100%. Our Nominating and Governance Committee currently consists of Paul Coulson, Yves Elsen, Damien O’Brien and Hermanus Troskie, with Paul Coulson serving as the chair of the Nominating and Governance Committee. As we are a controlled company as defined under NYSE Standards, see “—Controlled Company” above, our Nominating and Governance Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our Nominating and Governance Committee accordingly in order to ensure compliance with such rules. The Nominating and Governance Committee, among other matters:

●	selects and recommends to the Board nominees for election by the shareholders or appointment by the board;
●	annually reviews with the Board the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the board members;
●	makes recommendations on the frequency and structure of board meetings and monitor the functioning of the committees of the board;
●	develops and recommends to our Board a set of corporate governance guidelines applicable to us and periodically reviews such guidelines and recommends changes to our Board for approval as necessary; and
●	oversees the annual self-evaluation of our Board.

Our Board has adopted a written charter for the Nominating and Governance Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Sustainability Committee

In 2022, six meetings of the Sustainability Committee were held, with an attendance rate of 100%. The Sustainability Committee currently consists of Oliver Graham, Abigail Blunt, David Bourne, Jennifer Cumbee, Elizabeth Marcellino and John Sheehan, with Oliver Graham serving as the chair of the Sustainability Committee. The meetings of the Sustainability Committee are attended by the CEOs of Metal Packaging Europe and Metal Packaging Americas and by sustainability, human resources and procurement executives. The Sustainability Committee, among other matters:

●	assists the Board in fulfilling its oversight responsibility for the Company’s environmental and social sustainability objectives;
●	makes recommendations to the Board relating to environmental and social sustainability matters;
●	develops and oversees the implementation of a sustainability strategy; and
●	advises the Board periodically with regard to current and emerging environmental and social sustainability developments.

Ardagh Metal Packaging S.A.

Our Board has adopted a written charter for the Sustainability Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Finance Committee

Our Finance Committee currently consists of Paul Coulson, David Bourne, Cormac Maguire, John Sheehan and Hermanus Troskie, with Paul Coulson serving as the chair of the Finance Committee. The Finance Committee, among other matters,

●	reviews and monitors the capital structure, financial policies and treasury function of the Company and makes recommendations to the Board in relation thereto; and
●	reviews and recommends to the Board whether to approve financing agreements or arrangements, including plans to issue, incur, amend, repurchase, redeem or repay, as applicable, indebtedness.

Our Board has adopted a written charter for the Finance Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Executive Committee

The Board has established an Executive Committee that oversees the management of the business and affairs of the Company. Paul Coulson, David Bourne, Michael Dick, Oliver Graham and John Sheehan currently serve on the Executive Committee, with Paul Coulson serving as the chair of the Executive Committee.

Our Board has adopted a written charter for the Executive Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/corporate/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that serve as a framework within which our Board and its committees operate. These guidelines cover a number of areas including the composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and the chief executive officer, meetings of independent directors, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our Nominating and Governance Committee reviews our corporate governance guidelines periodically and, if necessary, recommends changes to our Board. Additionally, our Board has adopted independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines is posted on our website at http://ardaghmetalpackaging.com/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

D.Employees

As of December 31, 2022, we had approximately 6,300 employees globally, of which approximately 3,400 were located in Europe, approximately 1,900 were located in the United States and approximately 1,000 employees were located in Brazil.

Ardagh Metal Packaging S.A.

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

For the employees of our subsidiaries located in countries of the European Union we have established an European works council (“EWC”) in compliance with EU directives. The EWC acts as a communications conduit and consultative body between our EU subsidiaries and our employees. All the elected EWC country employee representatives meet at least once a year and senior management attends an annual EWC Forum meeting.

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

E.	Share Ownership

Included in Item 7.A.

Ardagh Metal Packaging S.A.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders

Each shareholder is entitled to one vote per Ordinary Share.

The following table shows the beneficial ownership of our outstanding Ordinary Shares as of the approval date of the financial statements included elsewhere in this Annual Report by:

•	each person known by the Company to beneficially own more than 5% of our outstanding Ordinary Shares;
•	each executive officer or director of the Company; and
•	all of the executive officers and directors of the Company as a group.

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Ordinary Shares	%

Ardagh Group S.A. (1)	454,375,314	76.04%
Our directors and key management
Paul Coulson (1)	125,000	*
Oliver Graham	*	*
Abigail Blunt	*	*
Yves Elsen	*	*
The Rt. Hon. the Lord Hammond of Runnymede	*	*
Elizabeth Marcellino	*	*
Damien O'Brien	*	*
John Sheehan	*	*
Hermanus Troskie	*	*
Edward White	*	*
David Bourne	*	*
All directors and key management as a group	*	*

(1)    ARD Holdings S.A., which indirectly through its subsidiaries controls Ardagh Group S.A., may be deemed to be the ultimate beneficial owner of the Ordinary Shares indirectly held by Ardagh Group S.A. through its wholly-owned subsidiary Ardagh Investments Holdings Sarl. As of December 31, 2022, ARD Holdings S.A. had approximately 400 record shareholders and a board of directors consisting of eight directors. Paul Coulson, our Chairman, controls ARD Holdings S.A. as a result of his 18.83% stake in ARD Holdings S.A. and his 52.42% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A. Other than the Ordinary Shares reflected in the table above, Mr. Coulson has no direct ownership in Ordinary Shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the Ordinary Shares held by Ardagh Investments Holdings Sarl by virtue of his control of ARD Holdings S.A. and Ardagh Group S.A.

*	Represents beneficial ownership of less than one percent or no shares.

The following table shows the beneficial ownership of our outstanding Preferred Shares as of the approval date of the financial statements included elsewhere in this Annual Report:

	Preferred Shares Beneficially Owned
Name of Beneficial Owner	Preferred Shares	%

Ardagh Group S.A. (1)	56,306,306	100.00%

(1)    Indirectly held by Ardagh Group S.A. through its wholly-owned subsidiary, Ardagh Investments Holdings Sarl.

As of December 31, 2022, the registrar and transfer agent for the Company reported that 143,136,652 of Ordinary Shares were held by 56 record holders in the United States.

Ardagh Metal Packaging S.A.

The Company is controlled by AGSA. As of December 31, 2022, AGSA has eighteen record shareholders and a board of directors consisting of 14 directors. The ultimate parent company of AGSA is ARD Holdings S.A.

B.	Related Party Transactions

Relationship with our parent company

At December 31, 2022, approximately 76% of our Ordinary Shares are indirectly owned by AGSA, our parent company, through its wholly-owned subsidiary, Ardagh Investments Holdings Sarl. AGSA continues to exercise control over the composition of our Board and any other action requiring the approval of our shareholders.

Business Combination Agreement

On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement pursuant to which the Business Combination was consummated and, following the Merger of GHV with and into MergeCo, GHV became a direct wholly owned subsidiary of AMPSA.

In connection with the consummation of the Business Combination, AGSA (i) retained an approximate 81.85% interest in AMPSA, (ii) received aggregate cash consideration of $2,315,000,000, paid upon the consummation of the AMP Transfer in cash and in equivalent U.S. dollars or euros (or a combination thereof) and $996,927,301.74, paid in cash at the closing of the Merger, and (c) has the right to receive, during the five-year period commencing 180 days after the closing of the Merger, up to 60,730,000 additional Ordinary Shares in five equal installments if the price of Ordinary Shares maintains for a certain period of time a volume weighted average price greater than or equal to $13.00, $15.00, $16.50, $18.00 and $19.50, as applicable.

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

In addition, the Transfer Agreement contains non-competition and employee non-solicitation obligations of both AMPSA and AGSA. For a period commencing at April 1, 2021 and ending on the earlier of (i) April 1, 2026 or (ii) the date on which AGSA no longer is the beneficial owner of more than 50% of the voting stock of AMPSA, AGSA and its subsidiaries (excluding any AMP Entity) will not engage in AMPSA’s business as conducted on the date of the Transfer Agreement with the exception of services provided under the Services Agreement, and AMPSA and its subsidiaries will not engage in Ardagh Group’s businesses as conducted on the date of the Transfer Agreement with the exception of services provided under the Services Agreement. For a period commencing at April 1, 2021 and ending on the earlier of (i) the second anniversary of the closing of the Merger or (ii) the date on which AGSA no longer is the beneficial owner of more than 50% of the voting stock of AMPSA, none of AGSA or its subsidiaries (excluding any AMP Entity) will

Ardagh Metal Packaging S.A.

solicit for employment or hire any AMP Employee (as defined in the Transfer Agreement) with an annual base salary or wages greater than €150,000, subject to certain exceptions. Similarly, for the same period, none of AMPSA or its subsidiaries will solicit for employment or hire any employee of Ardagh Group with an annual base salary or wages greater than €150,000, subject to certain exceptions.

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

Shareholders Agreement

In connection with the completion of the Merger, AGSA and AMPSA entered into the Shareholders Agreement, pursuant to which, among other things, AGSA has the right to nominate nine directors to the AMPSA’s Board, of whom (i) one will initially be the current Chief Executive Officer of AGSA, who will serve as chairperson of the board; and (ii) at least three shall satisfy the independence requirements of NYSE. Two independent directors were appointed upon proposal for nomination by the GHV Sponsor as Class I directors pursuant to the terms of the Business Combination Agreement. In addition, for so long as AGSA holds at least 20% of the outstanding Ordinary Shares, AGSA will also have the right to: (A) nominate a number of directors to the AMPSA’s Board at least proportional to the number of outstanding Ordinary Shares owned by AGSA; (B) designate the chairperson of the Board of AMPSA (who need not be a nominee of AGSA); and (C) appoint a number of representatives to each committee of the board of AMPSA that is at least proportional to the number of outstanding Ordinary Shares owned by AGSA. In addition, for so long as AGSA holds at least 40% of the outstanding Ordinary Shares, the following actions may not be taken (or agreed to be taken) by AMPSA without the prior written consent of AGSA: (a) the sale of greater than 40% of the assets or voting securities of AMPSA (with certain exceptions); (b) voluntary liquidation or dissolution of AMPSA; (c) any amendment of AMPSA’s Articles that materially and adversely affects AGSA in its capacity as a shareholder; (d) relocation of AMPSA’s corporate headquarters; (e) change to AMPSA’s corporate name; or (f) any corporate action that would materially adversely affect any of the foregoing approval rights.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, AMPSA and GHV entered into the Subscription Agreements with the Subscribers, pursuant to which the Subscribers agreed to subscribe for, and AMPSA agreed to issue to the Subscribers, an aggregate of 69,500,000 Ordinary Shares, for a purchase price of $10.00 per share, for an aggregate cash amount of $695,000,000 (the “PIPE Shares”).

Ardagh Metal Packaging S.A.

The issuance of the PIPE Shares pursuant to the Subscription Agreements was also contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Merger, which occurred on August 4, 2021.

Pursuant to the Subscription Agreements, AMPSA filed on August 12, 2021 with the SEC (at AMPSA’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, which was declared effective by the SEC on August 23, 2021 and subsequently amended by a post-effective amendment No. 1, filed on March 4, 2022 and declared effective by the SEC on March 11, 2022, and a post-effective amendment No. 2 on Form F-3, filed on August 8, 2022 and declared effective by the SEC on August 11, 2022.

Pursuant to the Subscription Agreement entered into by the GHV Sponsor (and joinders thereto entered into by certain investors), certain investors acquired 12,000,000 Ordinary Shares.

Registration Rights and Lock-Up Agreement

In connection with the closing of the Merger, AMPSA, AGSA, GHV Sponsor, Gores Pipe, LLC and GHV’s independent directors (such directors, together with GHV Sponsor and Gores Pipe, LLC, the “Initial Stockholders”) entered into the Registration Rights and Lock-Up Agreement, which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, AMPSA agreed that, as soon as practicable, and in any event within 30 days after the closing of the Merger, which occurred on August 4, 2021, it will file with the SEC (at AMPSA’s sole cost and expense) a registration statement registering the resale of any outstanding Ordinary Shares or any other equity security held by a party to the Registration Rights and Lock-Up Agreement and any other equity security of AMPSA issued or issuable with respect to any such Share by way of a dividend or stock split in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, and AMPSA will use its reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline. Such registration statement was declared effective by the SEC on August 23, 2021 and subsequently amended by a post-effective amendment No. 1, filed on March 4, 2022 and declared effective by the SEC on March 11, 2022, and a post-effective amendment No. 2 on Form F-3, filed on August 8, 2022 and declared effective by the SEC on August 11, 2022.

Subject to certain exemptions, including in connection with certain exchanges involving AGSA shareholders, AGSA was not permitted to transfer any Ordinary Shares beneficially owned or owned of record by it and the Initial Stockholders were not permitted to transfer Ordinary Shares or Warrants beneficially owned or owned of record by such Initial Stockholder during certain lock-up periods, which have expired.

Warrant Assignment, Assumption and Amendment Agreement

In connection with the closing of the Merger, AMPSA entered into a warrant assignment, assumption and amendment agreement with GHV, Computershare Inc. and Computershare Trust Company, N.A., to assume GHV’s obligations under the existing Warrant Agreement, dated August 10, 2020 with respect to the Warrants.

Indemnification Letter Agreement

On May 21, 2021, AMPSA entered into a letter agreement with AGSA, pursuant to which AGSA agreed to indemnify, defend and hold harmless AMPSA and its subsidiaries and their respective successors from and against any and all losses incurred prior to December 31, 2021 resulting from the cyber security incident that was discovered by AGSA in May 2021. No claim submitted to AGSA after March 31, 2022 is eligible for indemnification pursuant to the letter agreement and in no event will AGSA’s aggregate liability for indemnification claims pursuant to the letter agreement

Ardagh Metal Packaging S.A.

exceed $150 million. The letter agreement incorporates by reference, among other things, the limitations on indemnification and procedures for seeking indemnification contained in the Transfer Agreement.

Other Related Party Transactions

For additional information, see “Note 26 – Related party transactions and information” to the audited consolidated financial statements included elsewhere in this Annual Report.

There have been no material related party transactions in the period since the date of approval of the financial statements included elsewhere in this Annual Report.

C.	Interests of experts and counsel

Not Applicable

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. of this Annual Report for consolidated financial statements.

Legal or arbitration proceedings

We become involved from time to time in various claims and lawsuits arising in the ordinary course of business, including, but limited to employee claims, disputes with our customers and suppliers, environmental liability claims and intellectual property disputes.

We believe that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

Dividend Policy

For the year ended December 31, 2022, we paid the following dividends per Ordinary Share:

●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on April 26, 2022, which was paid on June 28, 2022 to shareholders of record on June 14, 2022;
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on May 27, 2022, which was also paid on June 28, 2022 to shareholders of record on June 14, 2022;
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on September 29, 2022, which was paid on October 27, 2022 to shareholders of record on October 13, 2022; and
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on October 25, 2022, which was paid on November 28, 2022, to shareholders of record on November 14, 2022.

Decisions in relation to our dividend policy are determined by our Board, however we intend to continue to pay a regular quarterly dividend of $0.10 per Ordinary Share, which would equate to a full year dividend of $0.40 per Ordinary Share.

Ardagh Metal Packaging S.A.

In addition, we issued 56,306,306 Preferred Shares in July 2022. AGSA indirectly owns 100% of our Preferred Shares. Each Preferred Share is entitled to an annual preferred dividend amounting to 9% of its nominal value computed on the basis of a 360-day year comprised of twelve 30-day months (the “Annual Preferred Share Dividend”). The first pro rata Annual Preferred Share Dividend shall be calculated from the date of issuance of a Preferred Share (with the month of issuance being computed as a full month) until the end of the financial year of the date of issue, and all the subsequent Annual Preferred Share Dividend will be calculated per financial year of the Company. No distributions may be made to the holders of Ordinary Shares during a financial year if there is any Delta or New Delta (each as defined in our Articles), or unless all the Preferred Shares are redeemed, as described in our Articles. The payment of dividends on the Preferred Shares is at the discretion of our Board. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares— If we do not pay cash dividends on our Ordinary Shares, you may not receive any return on investment unless you sell your shares for a price greater than that which you are deemed to have paid for it” and Exhibit 2.7 “Description of Securities Registered pursuant to Section 12 of the Exchange Act.”

For the year ended December 31, 2022, we paid the following dividends on the Preferred Shares:

●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on September 29, 2022, which was paid on October 27, 2022; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on October 25, 2022, which was paid on November 28, 2022.

Decisions in relation to future dividend policy will be determined by our Board.

B.	Significant Changes

There have been no significant changes since the approval date of the financial statements included elsewhere in this Annual Report.

Item 9. The Offer and Listing

A.	Offer and listing details

Our Ordinary Shares are listed on the NYSE under the symbol “AMBP.”

B.	Plan of distribution

Not applicable

C.	Markets

Our Ordinary Shares are listed on the NYSE under the symbol “AMBP.”

D.	Selling shareholders

Not applicable

E.	Dilution

Not applicable

Ardagh Metal Packaging S.A.

F.	Expenses of the issue

Not applicable

Item 10. Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and articles of association

The information set forth in Exhibit 2.7 “Description of Securities Registered pursuant to Section 12 of the Exchange Act” is incorporated herein by reference.

C.	Material contracts

For more information concerning our material contracts, see “Item 7. Major Shareholders and Related Party Transactions.”

D.	Exchange controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under our Articles that restrict the export or import of capital, including the availability of cash, cash equivalents and restricted cash for use by our affiliated companies, or that restrict the payment of dividends to holders of our Ordinary Shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under Luxembourg Law or in the Articles, on the right of non-Luxembourg nationals to hold or vote the Ordinary Shares.

E.Taxation

Material U.S. Federal Income Tax Considerations

The following summary is a discussion of material U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of our Ordinary Shares and warrants (collectively, the “AMPSA Securities”) by U.S. Holders (as defined below). This discussion deals only with U.S. Holders who hold AMPSA Securities as capital assets (generally, property held for investment) for U.S. federal income tax purposes. Furthermore, this discussion assumes that U.S. Holders are qualified “residents of a Contracting State” as defined in Article 4 of the U.S.—Luxembourg Income Tax Treaty. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial decisions thereof, in each case as in effect on the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the United States Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this discussion.

This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to an investor in light of such investor’s particular circumstances, including the potential application of the Medicare contribution tax on net investment income or alternative minimum taxes, any U.S. federal tax consequences other than U.S. federal income tax consequences (such as U.S. federal gift or estate tax consequences), or the U.S. federal income tax consequences to investors subject to special treatment (such as banks or other financial institutions; insurance companies; tax-exempt entities; regulated investment companies; real estate investment trusts; investors liable for alternative minimum taxes; U.S.

Ardagh Metal Packaging S.A.

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

No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

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

Distributions

In the event we make distributions (and subject to the discussion under “—Passive Foreign Investment Company & Surrogate Foreign Corporation Status” below), distributions made on our Ordinary Shares (without reduction for any Luxembourg taxes withheld) generally will be included in a U.S. Holder’s gross income as ordinary income from foreign sources to the extent such distributions are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), in the taxable year in which the distribution is actually or constructively received. Generally, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Ordinary Shares, and thereafter as capital gain from the disposition of our Ordinary Shares.

Subject to certain holding period requirements and other conditions, dividends paid to individuals and other non-corporate U.S. Holders of our Ordinary Shares may be eligible for the special reduced rate normally applicable to long term capital gains if the dividends are “qualified dividends” for U.S. federal income tax purpose. Dividends received with respect to our Ordinary Shares may be qualified dividends if (a) our Ordinary Shares are readily tradable on the NYSE, or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules, and certain other requirements are met. Notwithstanding the foregoing, dividends received with respect to our Ordinary Shares will not be qualified dividends if (i) the Company was a passive foreign investment company (“PFIC”) under Code section 1297(a) during the year in which the dividend is paid or the prior taxable year or (ii) the Company becomes a “surrogate foreign corporation” under Code section 7874(a)(2)(B) (other than a surrogate foreign corporation treated as a domestic corporation). Accordingly, provided that we are not and

Ardagh Metal Packaging S.A.

do not become a PFIC or a “surrogate foreign corporation,” dividends on our Ordinary Shares will be qualified dividends so long as our Ordinary Shares are listed on NYSE. U.S. Holders should consult their tax advisors regarding the availability of the preferential rate on dividends to their particular circumstances. Distributions received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations (including those introduced by Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021), any Luxembourg tax withheld with respect to distributions made on our Ordinary Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Luxembourg withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition

Subject to the discussion under “—Passive Foreign Investment Company & Surrogate Foreign Corporation” below, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange or other taxable disposition of the AMPSA Securities in an amount equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale, exchange or other taxable disposition and its adjusted tax basis in the AMPSA Securities. The adjusted tax basis in AMPSA Securities generally will be equal to the cost of such AMPSA Securities. The capital gain or loss will generally be long-term capital gain or loss if a U.S. Holder has held their shares and/or warrants for more than one year at the time of disposition. In the case of non-corporate U.S. Holders, long-term capital gain generally is subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the AMPSA Securities generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Exercise or Lapse of Our Warrants

Subject to the PFIC rules discussed below in “—Passive Foreign Investment Company & Surrogate Foreign Corporation Status” and except as discussed below with respect to the cashless exercise of our warrants, a U.S. Holder generally will not recognize gain or loss upon the exercise of our warrants for cash. A U.S. Holder’s tax basis in our Ordinary Shares received upon exercise of our warrants generally should be an amount equal to the sum of (i) the U.S. Holder’s tax basis in our warrants exchanged therefor and (ii) the exercise price. The U.S. Holder’s holding period for shares received upon exercise of our warrants will begin on the date following the date of exercise (or possibly the date of exercise) of our warrants and will not include the period during which the U.S. Holder held our warrants. If our warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in such lapsed warrants.

The tax consequences of a cashless exercise of our warrants are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in our Ordinary Shares received would equal the holder’s basis in the warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for our Ordinary Shares would be treated as commencing on the date of exercise of the warrants or the day following the date of exercise of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of our Ordinary Shares would include the holding period of the warrants exercised therefore.

Ardagh Metal Packaging S.A.

It is also possible that a cashless exercise of our warrants could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised warrants treated as surrendered to pay the exercise price of our warrants (the “Surrendered Warrants”). The U.S. Holder would recognize capital gain or loss with respect to the Surrendered Warrants in an amount generally equal to the difference between (i) the fair market value of our warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in the Surrendered Warrants. In this case, a U.S. Holder’s tax basis in our Ordinary Shares received would equal the U.S. Holder’s tax basis in our warrants exercised (meaning, the warrants disposed of by the U.S. Holder in the cashless exercise, other than the Surrendered Warrants) and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for our Ordinary Shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants.

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

Possible Constructive Distributions

The terms of our warrants provide for an adjustment to the number of our Ordinary Shares for which our warrants may be exercised or to the exercise price of our warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of our warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of our Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of our Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “—Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company & Surrogate Foreign Corporation Status

The Company believes it was not a PFIC for U.S. federal income tax purposes in the 2022 taxable year and based on the nature of the Company’s business, the projected composition of the Company’s income and the projected composition and estimated fair market values of the Company’s assets, the Company does not expect to be a PFIC for U.S. federal income tax purposes in 2023 or in the foreseeable future. However, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC depending on, among other things, changes in the nature of the Company’s business, composition of its assets or income, as well as changes in its market capitalization. Accordingly, no assurance can be given that the Company will not be a PFIC in any given taxable year.

A non-U.S. corporation generally will be a PFIC for U.S. federal tax purposes in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable look-through rules, either:

(i)	at least 75% of its gross income is “passive income;” or
(ii)	at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of our Ordinary Shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Ardagh Metal Packaging S.A.

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

The Company believes it was not a surrogate foreign corporation for U.S. federal income tax purposes in the 2022 taxable year and furthermore the Company does not expect to be a surrogate foreign corporation for U.S. federal income tax purposes in 2023 or in the foreseeable future. However, the determination of whether the Company is a surrogate foreign corporation is made on a real-time basis. Accordingly, no assurance can be given that the Company will not be a surrogate foreign corporation in any given taxable year.

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

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition, with respect to the AMPSA Securities held by a U.S. Holder may be required to be reported to the IRS unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder that is not an exempt recipient may be subject to backup withholding (currently at a rate of 24%) unless it provides a taxpayer identification number and otherwise complies with applicable certification requirements. U.S. Holders who are required to establish their exempt status generally must provide an IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or applicable substitute form.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle a U.S. Holder to a refund, provided that the appropriate

Ardagh Metal Packaging S.A.

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

Material Luxembourg Tax Considerations

The following is a general description of certain Luxembourg tax considerations relating to AMPSA and the holders of Ordinary Shares or Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares or Warrants. Prospective purchasers should consult their own tax advisors as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

The comments below are intended as a basic overview of certain tax consequences in relation to AMPSA and the purchase, ownership and disposition of Ordinary Shares or Warrants under Luxembourg Law. Tax matters are complex, and the tax consequences of the offering to a particular holder of Ordinary Shares or Warrants will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his or her own tax advisor for a full understanding of the tax consequences of the offering to him or her, including the applicability and effect of Luxembourg tax laws.

The summary in this Luxembourg taxation paragraph does not address the Luxembourg tax consequences for a holder of Ordinary Shares or Warrants who:

(i)	is an investor as defined in a specific law (such as the law on family wealth management companies of 11 May 2007, as amended, the law on undertakings for collective investment of 17 December 2010, as amended, the law on specialized investment funds of 13 February 2007, as amended, the law on reserved alternative investment funds of 23 July 2016, the law on securitization of 22 March 2004, as amended, the law on venture capital vehicles of 15 June 2004, as amended and the law on pension saving companies and associations of 13 July 2005;
(ii)	is a Luxembourg resident individual;
(iii)	is, in whole or in part, exempt from tax; or
(iv)	acquires, owns or disposes of Ordinary Shares or Warrants in connection with a membership of a management board, a supervisory board, an employment relationship, a deemed employment relationship or management role.

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

Ardagh Metal Packaging S.A.

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

Luxembourg taxation of the holders

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg for income tax purposes solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Ordinary Shares or Warrants.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares or Warrants is connected, are not liable to any Luxembourg income tax (other than a tax potentially levied by way of withholding at source), whether they receive payments upon redemption or repurchase of all Ordinary Shares or Warrants, or realize capital gains on the sale of any Ordinary Shares or Warrants, unless they sell a participation of more than 10% in the capital of AMPSA within 6 months of its acquisition or they have been a resident of Luxembourg for tax purposes for at least 15 years and have become a non-resident within the five years preceding the realization of the gain, in both cases subject to the provisions of applicable tax treaties.

Taxation of Luxembourg residents

Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares or Warrants is connected, must include in their taxable income any income (including dividends) and the difference between the sale or redemption price and the tax book value of the Ordinary Shares or Warrants sold or redeemed, unless for Ordinary Shares the conditions of the Luxembourg participation exemption regime are met.

Ardagh Metal Packaging S.A.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on the Ordinary Shares or Warrants held by a corporate holder, unless: (a) such holder is a Luxembourg resident or (b) such Ordinary Shares or Warrants are attributable to an enterprise or part thereof which is carried on by a non-resident company in Luxembourg through a permanent establishment. Ordinary Shares qualifying for the Luxembourg participation exemption regime are excluded from the NWT basis.

Other Taxes

No registration tax will be payable by a holder of Ordinary Shares or Warrants upon the disposal of Ordinary Shares or Warrants by sale or exchange. The issuance as well as the redemption of shares by a Luxembourg resident company as well as any other changes to its articles of association are subject to a fixed registration tax in Luxembourg amounting to EUR 75. Registration duties may, moreover, be due if documents relating to the Ordinary Shares or Warrants are (i) voluntarily registered in Luxembourg, (ii) appended to a document that requires obligatory registration in Luxembourg or (iii) deposited with the official records of a Luxembourg notary.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Ordinary Shares or Warrants or in respect of the payment under the Ordinary Shares or Warrants or in respect of the transfer of the Ordinary Shares and/or Warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to AMPSA if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Ordinary Shares or Warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident or a deemed resident of Luxembourg for at the time of his or her death, the Ordinary Shares or Warrants are included in his taxable estate for inheritance tax assessment purposes. No Luxembourg gift tax will be levied on the transfer of the Ordinary Shares or Warrants by way of gift unless the gift is registered in Luxembourg.

F.	Dividends and paying agents

Not applicable

G.	Statement by experts

Not applicable

H.	Documents on display

The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information that we file with or furnish electronically with the SEC. We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically files or furnished with the SEC. Our website address is https://www.ardaghmetalpackaging.com/corporate. The contents of the website are not incorporated by reference into this Annual Report.

I.	Subsidiary Information

Not applicable

Ardagh Metal Packaging S.A.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The statements about market risk below relate to our historical financial information included in this Annual Report.

Interest Rate Risk

As at December 31, 2022, our Senior Secured Green and Senior Green Notes were 100% (2021: 100%) fixed, with a weighted average interest rate of 3.8% (2021: 3.3%). As a result, interest rate movements would not have a material impact on either the profit or loss or shareholders equity.

Currency Exchange Risk

We present our consolidated financial information in U.S. dollar. Our functional currency is the euro.

We operate in nine countries, across three continents and our main currency exposure for the year ended December 31, 2022, from the euro functional currency, was in relation to the U.S. dollar, British pound and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

As a result of the consolidated financial statements being presented in U.S dollar, our results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

We have a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

We have certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of our foreign operations is managed primarily through borrowings and swaps denominated in our principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on our financial condition and results of operations. We believe that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2022 rate would decrease shareholders’ equity by approximately $5 million (2021: $3 million increase).

Commodity Price Risk

We are exposed to changes in prices of our main raw materials, primarily aluminum and energy. Production costs are exposed to changes in prices of our main raw materials, primarily aluminum. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Europe and Americas are hedged where required by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost, we use derivative agreements to manage this risk. We depend on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if customers are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our business. We are also exposed to possible

Ardagh Metal Packaging S.A.

interruptions of supply of aluminum and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

As a result of the volatility of natural gas and electricity prices, we have either included energy pass through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers and/or banks.

Where pass-through provisions in our contracts do not exist, our policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not net settle, nor do we sell within a short period of time after taking delivery. We avail ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts.

We typically build up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any natural gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative agreements with counterparty banks to cover the risk. As at December 31, 2022, we have 95% of our energy risk covered for 2023.

Credit Risk

Credit risk arises from derivative contracts, cash and investments held with banks and financial institutions, as well as credit exposures to our customers, including outstanding receivables. Our policy is to invest excess liquidity, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with our policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

Our policy is to extend credit to customers of good credit standing. Credit risk is managed on an ongoing basis, by experienced personnel. Our policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2022, our ten largest customers accounted for approximately 57% of our revenues (2021: 58%; 2020: 64%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to our Group Treasury function, where practically possible. Our Group Treasury function invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Liquidity Risk

We are exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. Our policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

Ardagh Metal Packaging S.A.

To effectively manage liquidity risk, we:

●	have committed borrowing facilities that it can access to meet liquidity needs;
●	maintain cash balances and liquid investments with highly-rated counterparties;
●	limit the maturity of cash balances;
●	borrow the bulk of its debt needs under long term fixed rate debt securities; and
●	have internal control processes to manage liquidity risk.

Cash flow forecasting is performed in our operating entities and is aggregated by our Group Treasury function. Our Group Treasury function monitors rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs while maintaining sufficient headroom on our undrawn committed borrowing facilities at all times so that we do not breach borrowing limits or covenants on any of our borrowing facilities. Such forecasting takes into consideration our debt financing plans.

Item 12. Description of Securities Other than Equity Securities

Not applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

A.Disclosure Controls and Procedures

Management maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2022. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to

Ardagh Metal Packaging S.A.

management, including the Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.Management’s annual report on internal control over financial reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by IASB and includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Our management assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) as of December 31, 2022. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2022, the internal control over financial reporting is effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C. Attestation report of the registered public accounting firm.

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2022, a copy of which appears in “Item 18. Financial Statements.”

D. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, management has not made any changes to our internal controls over financial reporting that have materially, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board has determined that Edward White is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Our Board has also determined that all members of the audit committee are independent directors as defined

Ardagh Metal Packaging S.A.

under the NYSE Standards and Rule 10A-3 under the Exchange Act. For a description of Mr. White’s experience, see “Item 6.A Directors and Senior Management—Board—Edward White.”

Item 16B. Code of Ethics

Our Board has adopted a code of conduct (the “Code of Conduct”) that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, and third parties working on our behalf. The Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and the process for reporting violations of the Code of Conduct, employee misconduct, conflicts of interest or other violations. Any waiver of the Code of Conduct with respect to any director or executive officer will be promptly disclosed and posted on our website. Amendments to the Code of Conduct must be approved by our Board and will be promptly disclosed and posted on our website.

The Code of Conduct is publicly available on our website at https://www.ardaghmetalpackaging.com/corporate/investors and in print to any shareholder who requests a copy. The contents of the website are not incorporated by reference into this Annual Report.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers have acted as our independent principal accountants for the years ended December 31, 2021 and December 31, 2022.

The following table summarizes the total amounts for professional fees rendered in those periods:

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
	(in $ millions)	(in $ millions)
Audit services fees	5	4
Audit-related services fees	1	1
Tax services fees	—	1
Total	6	6

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

Ardagh Metal Packaging S.A.

Approval Policies and Procedures

The Audit Committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor must be approved by the Audit Committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit.

All audit-related service fees and tax service fees were approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

No exemptions from the listing standards for our Audit Committee.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Ordinary Shares Purchased*	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
Share Repurchase Program(1)
June 1, 2022 to June 30, 2022	443,450	$5.96	443,450	$200.0 million
July 1, 2022 to July 31, 2022	2,097,461	$5.80	2,097,461	$197.4 million
August 1, 2022 to August 31, 2022	2,577,893	$6.42	2,577,893	$185.2 million
September 1, 2022 to September 30, 2022	649,834	$5.50	649,834	$168.6 million
October 1, 2022 to October 31, 2022	—	—	—	$165.0 million
November 1, 2022 to November 30, 2022	—	—	—	$165.0 million
December 1, 2022 to December 31, 2022	—	—	—	$165.0 million
Total	5,768,638	$6.05	5,768,638	$165.0 million

(1)  On June 1, 2022, we announced that our Board authorized a share repurchase program of up to $200 million of our Ordinary Shares through December 31, 2023 (the “Share Repurchase Program”). Pursuant to the Share Repurchase Program, we may purchase our Ordinary Shares from time to time in the open market in accordance with Rule 10b-18 of the Exchange Act (which may include 10b5-1 programs), in privately negotiated transactions or otherwise. The timing and the actual number of Ordinary Shares repurchased will depend on a variety of factors, including, among others, legal requirements, price and economic and market conditions.

*   All Ordinary Shares were purchased through the Share Repurchase Program.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable

Ardagh Metal Packaging S.A.

Item 16G. Corporate Governance

We are a société anonyme incorporated in Luxembourg and our Ordinary Shares are listed on the NYSE. We are therefore required to comply with certain U.S. securities laws and regulations, including the Sarbanes-Oxley Act and the NYSE Standards applicable to listed companies. As a “foreign private issuer” as defined under applicable U.S. securities laws, under the NYSE Standards, we are permitted to follow the corporate governance practices of our home country in lieu of certain provisions of the NYSE Standards. Our intention is to voluntarily comply with these requirements, and as a result, there are currently no significant differences under the NYSE Standards between our corporate governance practices and those of U.S. domestic issuers listed on the NYSE. However, we avail ourselves of certain exemptions afforded to foreign private issuers under the Exchange Act that regulate certain disclosure obligations and procedural requirements, such as the proxy rule exemptions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Being a Luxembourg Company and Our Status as a Foreign Private Issuer—We qualify for and rely on exemptions from certain corporate governance requirements” and “—As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules and are permitted to publicly disclose less information than U.S. public companies are required to disclose, which may limit the information available to holders of our Ordinary Shares. Conversely, if we lose our foreign private issuer status in the future, this could result in significant additional costs and expenses.”

We also qualify for and avail ourselves of certain of the controlled company exemptions under the NYSE Standards applicable to listed companies (both foreign private issuers and U.S. domestic issuers) as described in the NYSE Listed Company Manual.

As a controlled company, we are not required to comply with the following requirements:

•	a majority of the Board consist of independent directors;
•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Our intention is to voluntarily comply with certain of these requirements, and as a result, the majority of our Board consists of independent directors, and we have written charters for and conduct annual performance evaluations of our Nominating and Governance Committee and Compensation Committee. However, we currently avail ourselves of the exemption that allows our Nominating and Governance Committee and Compensation Committee not to be composed entirely of independent directors, and there can be no assurance that we will not avail ourselves of other controlled company exemptions in the future.

Due to our status as a foreign private issuer and a controlled company, we may cease voluntary compliance with the requirements that we are exempt from at any time, and you may not have the same protections afford to shareholders of U.S. domestic issuers listed on the NYSE.

The controlled company exemptions do not modify the independence requirements for the Audit Committee, which requires it to be composed of at least three members, each of whom is “independent,” as set forth under the NYSE Standards and the SEC rules governing audit committee member independence. All of the members of our Audit Committee are considered independent directors, in accordance with the NYSE Standards and the SEC rules.

Ardagh Metal Packaging S.A.

Item 16H. Mine Safety Disclosure

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Part III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

See the Consolidated Financial Statements from F-1 – F-73.

Ardagh Metal Packaging S.A.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Index
1.1*	Articles of Association.

2.1	Specimen Warrant Certificate of Ardagh Metal Packaging S.A. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

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

2.6

Senior Secured Indenture, dated as of June 8, 2022, by and among Ardagh Metal Packaging Finance plc, Ardagh Metal Packaging Finance USA LLC, Ardagh Metal Packaging S.A., Citibank N.A., London Branch and Citibank Europe plc (incorporated by reference to Exhibit 4.6 to the Post-Effective Amendment No. 2 on Form F-3 filed on August 8, 2022, to the Registration Statement on Form F-1 filed on August 12, 2021 (File No.333-258749)).

2.7*	Description of Securities Registered pursuant to Section 12 of the Exchange Act.

4.1#

Second Amendment, effective as of May 18, 2021, to the Business Combination Agreement, dated as of February 22, 2021, as amended on March 5, 2021, by and among Gores Holdings V, Inc., Ardagh Metal Packaging S.A., Ardagh Group S.A. and Ardagh MP MergeCo Inc. (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

4.2#

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

4.4

Registration Rights and Lock-Up Agreement, dated as of August 4, 2021, by and among Ardagh Group S.A., Ardagh Metal Packaging S.A., Gores Holdings V Sponsor LLC and certain persons associated with Gores Holdings V Sponsor LLC (incorporated by reference to Exhibit 4.5 to the Shell Company Report on Form 20- F filed August 10, 2021 (File No. 001-40709)).

Ardagh Metal Packaging S.A.

Exhibit Index

4.5

Shareholders Agreement, dated as of August 4, 2021, by and between Ardagh Group S.A., and Ardagh Metal Packaging S.A. (incorporated by reference to Exhibit 4.6 to the Shell Company Report on Form 20-F filed August 10, 2021 (File No. 001-40709)).

4.6#

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

4.8	Form of D&O Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

4.9

Indemnification Letter Agreement, dated as of May 21, 2021, by and between Ardagh Group S.A. and Ardagh Metal Packaging S.A. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

8.1*	Subsidiaries of Ardagh Metal Packaging S.A.

12.1*	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer

13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

15.1*	Consent of PricewaterhouseCoopers

101	Interactive Data Files (XBRL – Related Documents)

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

*Filed herewith.

Ardagh Metal Packaging S.A.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 3, 2023

Ardagh Metal Packaging S.A.

By:	/s/ DAVID BOURNE
Name:	David Bourne
Title:	Chief Financial Officer

Ardagh Metal Packaging S.A.

Ardagh Metal Packaging S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Metal Packaging S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ardagh Metal Packaging S.A. and its subsidiaries (the “Company” or “AMP”) as of December 31, 2022 and 2021, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Ardagh Metal Packaging S.A.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Valuation of Earnout Shares Resulting from the AMP Transfer

As described in Notes 3 and 21 to the consolidated financial statements, the Company acquired the Metal Packaging operations (together the “AMP Business”) of Ardagh Group S.A. (“AGSA”) on April 1, 2021 (“AMP Transfer”). As a result of the AMP Transfer, effective on April 1, 2021, AGSA has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). As the arrangement may result in AMP issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate and traded closing AMP share price, with estimates for volatility and dividend yield. The estimated valuation of the liability at December 31, 2022, was $76 million. Changes in the fair market valuation of the Earnout Shares of $216 million have been reflected as exceptional finance income within net finance income for the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to valuation of Earnout Shares resulting from the AMP Transfer is a critical audit matter are (i) these instruments were outside the Company’s normal course of business, and (ii) the significant estimation uncertainty involved in determining volatility in valuing of the Earnout Shares. This in turn, led to a high degree of auditor judgment and subjectivity in the evaluation of management’s estimate.  In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Ardagh Metal Packaging S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Earnout Shares. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing the independent range of valuations for the liability and (ii) comparing the independent range of valuations to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent range of valuations involved independently developing a volatility assumption using available market data and multiple valuation techniques.

/s/ PricewaterhouseCoopers

Dublin, Ireland

23 February 2023

We have served as the Company’s auditor since 2020.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2022			Year ended December 31, 2021			Year ended December 31, 2020
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total	items	items	Total
	Note	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m
			Note 5			Note 5			Note 5
Revenue	4	4,689	—	4,689	4,055	—	4,055	3,451	—	3,451
Cost of sales		(4,096)	(67)	(4,163)	(3,409)	(30)	(3,439)	(2,896)	(7)	(2,903)
Gross profit		593	(67)	526	646	(30)	616	555	(7)	548
Sales, general and administration expenses		(189)	(23)	(212)	(176)	(242)	(418)	(176)	(13)	(189)
Intangible amortization	10	(138)	—	(138)	(151)	—	(151)	(149)	—	(149)
Operating profit		266	(90)	176	319	(272)	47	230	(20)	210
Net finance income/(expense)	6	(138)	218	80	(178)	(57)	(235)	(70)	—	(70)
Profit/(loss) before tax		128	128	256	141	(329)	(188)	160	(20)	140
Income tax charge	7	(36)	17	(19)	(39)	17	(22)	(43)	14	(29)
Profit/(loss) for the year		92	145	237	102	(312)	(210)	117	(6)	111

Profit/(loss) attributable to:
Equity holders				237			(210)			111
Non-controlling interests				—			—			—
Profit/(loss) for the year				237			(210)			111

Earnings/(loss) per share
Basic and diluted earnings/(loss) per share attributable to equity holders	8			$0.38			$(0.39)			$0.22

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2022	2021	2020
	Note	$’m	$’m	$’m
Profit/(loss) for the year		237	(210)	111
Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the year		10	4	(42)
		10	4	(42)
Effective portion of changes in fair value of cash flow hedges
– New fair value adjustments into reserve		31	159	15
– Movement out of reserve to income statement		(3)	—	—
– Movement in deferred tax		14	(11)	(6)
		42	148	9
Items that will not be reclassified to income statement
– Re-measurement of employee benefit obligations	20	35	33	(21)
– Deferred tax movement on employee benefit obligations		(10)	(6)	6
		25	27	(15)
Total other comprehensive income/(expense) for the year		77	179	(48)

Total comprehensive income/(expense) for the year		314	(31)	63

Attributable to:
Equity holders		314	(31)	63
Non-controlling interests		—	—	—
Total comprehensive income/(expense) for the year		314	(31)	63

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2022	2021
	Note	$’m	$’m
Non-current assets
Intangible assets	10	1,473	1,662
Property, plant and equipment	11	2,390	1,842
Derivative financial instruments	19	9	7
Deferred tax assets	12	54	71
Employee benefit assets	20	27	78
Other non-current assets		4	4
		3,957	3,664
Current assets
Inventories	13	567	407
Trade and other receivables	14	509	512
Contract assets	15	239	182
Derivative financial instruments	19	38	97
Cash, cash equivalents and restricted cash	16	555	463
		1,908	1,661
TOTAL ASSETS		5,865	5,325

Equity attributable to owners of the parent
Equity share capital	17	267	7
Share premium	17	5,989	5,992
Other reserves	24	(5,657)	(5,593)
Retained earnings		(144)	(120)
		455	286
Non-controlling interests		—	—
TOTAL EQUITY		455	286

Non-current liabilities
Borrowings	19	3,524	2,831
Employee benefit obligations	20	149	256
Derivative financial instruments	19	17	2
Deferred tax liabilities	12	158	207
Other liabilities and provisions	21	98	343
		3,946	3,639
Current liabilities
Borrowings	19	68	56
Interest payable		13	12
Derivative financial instruments	19	40	10
Trade and other payables	22	1,298	1,270
Income tax payable		35	40
Provisions	21	10	10
Deferred income		—	2
		1,464	1,400
TOTAL LIABILITIES		5,410	5,039
TOTAL EQUITY and LIABILITIES		5,865	5,325

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
								Non-
	Invested	Share	Share	Treasury	Other	Retained		controlling	Total
	capital	capital	premium	shares	reserves	earnings	Total	interests	equity
	$’m	$’m	$’m	$'m	$’m	$’m	$’m	$’m	$’m
		Note 17	Note 17	Note 17	Note 24
At January 1, 2020	16	—	—	—	(4)	—	12	—	12
Profit for the year	111	—	—	—	—	—	111	—	111
Total other comprehensive expense for the year	(15)	—	—	—	(33)	—	(48)	—	(48)
Hedging losses transferred to cost of inventory	—	—	—	—	22	—	22	—	22
Transactions with owners in their capacity as owners
Decrease in invested capital	(49)	—	—	—	—	—	(49)	—	(49)
At December 31, 2020	63	—	—	—	(15)	—	48	—	48

At January 1, 2021	63	—	—	—	(15)	—	48	—	48
Loss for the period pre AMP Transfer *	(74)	—	—	—	—	—	(74)	—	(74)
Total other comprehensive income for the period pre AMP Transfer *	11	—	—	—	55	—	66	—	66
Hedging gains transferred to cost of inventory pre AMP Transfer	—	—	—	—	(6)	—	(6)	—	(6)
Loss for the period post AMP Transfer *	—	—	—	—	—	(136)	(136)	—	(136)
Total other comprehensive income for the period post AMP Transfer *	—	—	—	—	97	16	113	—	113
Hedging gains transferred to cost of inventory post AMP Transfer	—	—	—	—	(77)	—	(77)	—	(77)
Transactions with owners in their capacity as owners
Capital contribution	—	—	—	—	113	—	113	—	113
Increase in invested capital	176	—	—	—	—	—	176	—	176
AMP Transfer	(176)	6	4,982	—	(5,924)	—	(1,112)	—	(1,112)
Business combination	—	1	1,010	—	164	—	1,175	—	1,175
At December 31, 2021	—	7	5,992	—	(5,593)	(120)	286	—	286

At January 1, 2022	—	7	5,992	—	(5,593)	(120)	286	—	286
Profit for the year	—	—	—	—	—	237	237	—	237
Total other comprehensive income for the year	—	—	—	—	52	25	77	—	77
Hedging gains transferred to cost of inventory	—	—	—	—	(116)	—	(116)	—	(116)
Transactions with owners in their capacity as owners
Shares acquired by AMPSA (Treasury shares)	—	—	—	(35)	—	—	(35)	—	(35)
Cancellation of Treasury shares	—	—	—	35	—	(35)	—	—	—
Preferred shares issued (Note 17)	—	260	(3)	—	—	—	257	—	257
Dividends (Note 25)	—	—	—	—	—	(251)	(251)	—	(251)
At December 31, 2022	—	267	5,989	—	(5,657)	(144)	455	—	455

*For the twelve months ended December 31, 2021, the Group reported a loss of $210 million and total other comprehensive income of $179 million, respectively.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2022	2021	2020
	Note	$’m	$’m	$’m
Cash flows from operating activities
Cash generated from operations	23	322	611	530
Net interest paid*		(123)	(113)	(155)
Settlement of foreign currency derivative financial instruments*		41	8	—
Income tax paid		(35)	(48)	(41)
Net cash from operating activities		205	458	334

Cash flows used in investing activities
Purchase of property, plant and equipment		(585)	(679)	(263)
Purchase of intangible assets		(11)	(8)	(5)
Proceeds from disposal of property, plant and equipment		1	1	—
Purchase of business, net of cash acquired		—	(5)	—
Net cash used in investing activities		(595)	(691)	(268)

Cash flows from/(used in) financing activities
Proceeds from borrowings	19	709	2,773	—
Repayment of borrowings	19	(110)	(5)	(8)
Proceeds from ordinary share issuance, net of costs		(1)	925	—
Deferred debt issue costs paid		(11)	(35)	—
Lease payments		(59)	(48)	(35)
Proceeds from preferred share issuance, net of costs		257	—	—
Dividends paid	25	(251)	—	—
Treasury shares purchased		(35)	—	—
Repayment of related party borrowings to Ardagh		—	(2,738)	—
Payment as part of capital reorganization		—	(574)	—
Proceeds from related party borrowings from Ardagh		—	2	—
Cash received from Ardagh	26	—	206	—
Redemption premium and issuance costs paid		—	(52)	—
Cash remitted to Ardagh	26	—	—	(55)
Net cash inflow/(outflow) from financing activities		499	454	(98)

Net increase/(decrease) in cash, cash equivalents and restricted cash		109	221	(32)

Cash, cash equivalents and restricted cash at the beginning of the year	16	463	257	284
Exchange (loss)/gain on cash, cash equivalents and restricted cash		(17)	(15)	5
Cash, cash equivalents and restricted cash at the end of the year	16	555	463	257

*Prior year amounts which had been included in Interest paid previously have been reclassified to conform to the current year presentation.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in the Grand Duchy of Luxembourg on January 20, 2021, in order to effect a reorganization and acquire the Metal Packaging operations (together the “AMP Business”) of Ardagh Group S.A. (“AGSA”). The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. Prior to the reorganization the AMP Business was owned by AGSA and its subsidiaries (“Ardagh” or the “Ardagh Group”). Prior to the reorganization, the Company had no assets or liabilities, other than those associated with its formation, and did not conduct any operations until the completion of the reorganization.

On February 22, 2021, the Company announced its entry into a business combination agreement (the “Business Combination Agreement”), by and among others, the Company, AGSA, Ardagh MP MergeCo Inc., a wholly-owned subsidiary of the Company (“MergeCo”) and Gores Holdings V Inc. (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create the Company, an independent, pure-play beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.”

The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMPSA operates 24 production facilities in Europe and the Americas, currently employs approximately 6,300 people and recorded revenues of $4.7 billion in 2022.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

The Group has assessed the impact of the current macroeconomic environment in the preparation of the consolidated financial statements.

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in note 26.

The principal accounting policies that have been applied to the consolidated financial statements are described in note 3.

2.  Statement of directors’ approval

The audited consolidated financial statements were approved for issue by the board of directors of the Company (the “Board”) on February 21, 2023.

Ardagh Metal Packaging S.A.

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

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million, and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants (as defined below) and the Earnout Shares (as defined below) (see note 21) are stated at fair value; and
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

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

Basis of preparation prior to the AMP Transfer

For the periods prior to effecting the series of transactions that resulted in, among other things, the Company owning the AMP Business (the “AMP Transfer”), which was completed on April 1, 2021, consolidated financial statements have been prepared on a carve-out basis from the consolidated financial statements of AGSA, to represent the financial position and performance of the AMP Business as if the AMP Business had existed on a stand-alone basis for the year ended December 31, 2020, and for the three months from January 1, 2021 to April 1, 2021, the date that the AMP Transfer occurred, for the audited consolidated income statement, statement of comprehensive income, statement of cash flows and as at December 31, 2020 for the audited consolidated statement of financial position. However, those consolidated financial statements are not necessarily indicative of the results that would have occurred if the AMP Business had been a stand-alone entity during the period presented.

The consolidated financial statements have been prepared by aggregating the financial information from the entities as described in note 26, together with assets, liabilities, income and expenses that management has determined are specifically attributable to the AMP Business including related party borrowings, and direct and indirect costs and expenses

Ardagh Metal Packaging S.A.

related to the operations of the Business. The following summarizes the principles applied in preparing the consolidated financial statements:

●	Controlled companies that are part of the AMP Business have been included in the consolidated financial statements. Goodwill, customer relationship intangible assets and fair value adjustments directly attributable to the acquisition of the controlled companies that are part of the AMP Business by Ardagh, have been included in the consolidated financial statements. No companies were acquired or disposed of during the financial periods prior to the AMP Transfer;
●	The AMP Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. The net assets of the AMP Business are represented by the cumulative investment of Ardagh in the AMP Business, shown as invested capital;
●	All intercompany balances, investments in subsidiaries and share capital within the AMP Business have been eliminated upon combination in the consolidated financial statements;
●	All employee benefit obligations are directly attributable to the AMP Business and are obligations of the entities described in note 20;
●	Cumulative translation differences directly attributable to the controlled companies that are part of the AMP Business, have been allocated at the amounts included in the Ardagh Group’s consolidated financial statements;
●	Corporate center costs allocated by Ardagh, prior to the AMP Transfer, have been included in selling, general and administration (“SG&A”) expenses ($27 million for the year ended December 31, 2020, and $9 million for the three months ended March 31, 2021). The Ardagh support provided to the AMP Business included stewardship by Ardagh senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to, discrete support which was provided from centralized management activities such as human resources (“HR”), sustainability and information technology (“IT”) in order to complement and support the activities in these areas which existed within the AMP Business. The Ardagh corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the AMP Business reflected all the costs of doing business and Management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh and are not necessarily representative of costs that may arise in the future.
●	Tax charges and credits and balances in the consolidated financial statements have been calculated as if the AMP Business was a separate taxable entity using the separate return method. The tax charges and credits recorded in the consolidated income statement and tax balances recorded in the consolidated statement of financial position have been affected by the taxation arrangements within Ardagh and are not necessarily representative of the positions that may arise in the future. Differences between the tax charges and credits and balances in the consolidated financial statements, and the tax charges and credits and balances in the historical records of the AMP Business are included in invested capital;
●	The AMP Business has its own treasury functional team with certain treasury and risk management functions being performed by a central treasury function, which includes cash pooling and similar arrangement between Ardagh and the AMP Business. Interest on related party borrowings and allocated costs and expenses as described below have generally been deemed to have been paid by the AMP Business to Ardagh in the month in which the

Ardagh Metal Packaging S.A.

costs were incurred. In addition, all external debt used to fund Ardagh’s operations is managed and held centrally. Related party borrowings to Ardagh, representing back-to-back agreements related to those components of the Ardagh’s corporate debt used to fund the initial acquisition of the AMP Business by Ardagh, is included in the consolidated financial statements reflecting the debt obligation and related interest costs of the Business. Any cash balances reflected on the consolidated financial statements are legally owned by the AMP Business. Ardagh has entered into certain derivative instruments with external counterparties on behalf of the AMP Business and on the back of those related-party derivatives between Ardagh and the AMP Business have been executed, the impact of which have been included in the consolidated financial statements;
●	Other intercompany balances between Ardagh and the AMP Business with the exception of the related party borrowings discussed above are deemed to be long term funding in nature and did not remain a liability upon separation from Ardagh and hence have been presented as part of invested capital in the consolidated financial statements.

Basis of preparation after the AMP Transfer

For the periods after the AMP Transfer, from April 1, 2021 through December 31, 2021, and the year ended December 31, 2022, consolidated financial statements have been prepared for the Group as a stand-alone business. The accounting policies, presentation and methods of computation followed in the consolidated financial statements are consistent with those applied in the audited consolidated financial statements of the AMP Business for the year ended December 31, 2020, except for the new or amended accounting policies identified as applying after the AMP Transfer as indicated in the paragraphs below, in addition to the calculation of earnings per share as further detailed in note 8 and the recognition and measurement of the Earnout Shares and Public and Private Warrants as further detailed in note 21 and the recognition and measurement of the IFRS 2 charge in note 24.

Going concern

At the date that the audited consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these audited consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, December 31, 2023. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and, as a result, it is the Board’s judgment that it is appropriate to prepare the audited consolidated financial statements using the going concern basis.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2022 have been assessed by the Board as not having had a material impact on the Group.

Ardagh Metal Packaging S.A.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going but is not expected to have a material impact for the Group.

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

(iii)   Transactions with the rest of the Ardagh Group

Any unsettled intercompany balances between the Group and the rest of the Ardagh Group are presented as related party receivables or payables in the consolidated financial statement, within Trade and other receivables and Trade and other payables.

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

Ardagh Metal Packaging S.A.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the functional currency of that legal entity. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

Predecessor accounting is used to account for the transfer of a subsidiary in the form of a capital reorganization. Under predecessor accounting, the Group carries forward the predecessor carrying values of the acquired net assets and the liabilities assumed as previously reflected in the consolidated financial statements of the Ardagh Group. The difference between the consideration given and the aggregate carrying value of the assets and the liabilities of the acquired entity at the date of the transaction is included in equity in other reserves.

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

(iv)  Transactions with the rest of the Ardagh Group

      Any unsettled intercompany balances between the Group and the rest of the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

(ii)	Foreign currency transactions

Items included in the financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

At the lease commencement date or the effective date of a lease modification, the Group recognizes a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The incremental borrowing rate is the discount rate the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group combines lease and non-lease components and accounts for them as a single lease component with the exception of the dunnage asset class. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

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

Depreciation of owned assets is charged to the consolidated income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30 – 40 years
Plant and machinery	3 – 20 years
Dunnage and other	3 – 10 years

Right-of-use assets are depreciated on a straight-line basis over the shorter of its useful life and the lease term. Where the lease contains a transfer of ownership or a purchase option which is reasonably certain to be exercised, the right-of-use asset is depreciated over the useful life of the underlying asset.

Ardagh Metal Packaging S.A.

Assets’ useful lives and residual values are adjusted, if appropriate, at each balance sheet date.

Joint operation

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights and obligations to the individual assets and liabilities relating to the arrangement. An investment in a joint operation is accounted for by each party recognizing its agreed share of interest in any assets, liabilities and related expense or income.

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

For the purposes of assessing impairment, assets excluding goodwill and long-lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long-lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to dispose and value in use. In assessing fair value less costs to dispose, management uses a market approach, applying a multiple to Adjusted EBITDA for the year ended December 31, 2022. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Ardagh Metal Packaging S.A.

Equity transactions

(i)	Share repurchases

When shares are repurchased, the amount of consideration paid together with any directly related expense is presented as a deduction of equity within treasury shares until such shares are cancelled, at which time the amount is reclassified from treasury shares to share capital and retained earnings, respectively, with no gain or loss recognition either upon initial repurchase or subsequent cancellation.

(ii)	Preferred shares

Preferred shares are classified as equity, if there are no contractual obligations, to deliver any cash or another financial asset under the respective terms of the instrument. If there is a contractual obligation to deliver cash or another financial asset, the instrument is either a financial liability in its entirety in case of non-discretionary payments for principal and dividends, or a compound interest with a liability and an equity component, if dividend payments are at the full discretion of the Group. See note 17 for further details.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash, cash equivalents and restricted cash, borrowings, trade and other payables and the Private and Public Warrants as well as the Earnout Shares (see note 21 for further details). Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognized initially at the transaction price and are, thereafter measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. The Group uses estimates based on expected credit losses and current information in determining the level of debts for which a specific allowance for impairment is required. For all other trade receivables, the Group uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

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

Contract assets represent revenue required to be accelerated or recognized over time, based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognized using an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(iv)	Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash include cash on hand and call deposits held with banks and restricted cash. Cash, cash equivalents and restricted cash are carried at amortized cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash, cash equivalents and restricted cash are classified as financial assets within current assets and stated at amortized cost.

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

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognized immediately in the consolidated income statement within finance income or expense.

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

Ardagh Metal Packaging S.A.

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

The Group’s obligations in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(iii)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Ardagh Metal Packaging S.A.

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

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The Group has concluded that it has such enforceable right to payment plus a reasonable margin once it receives an individual purchase order. Therefore, for such products that have no alternative use and where an enforceable right to payment exists, the Group will recognize revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

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

Ardagh Metal Packaging S.A.

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

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Corporate activity including acquisitions, disposals and reorganizations often create tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all taxation liabilities that are probable to arise from such activities.

New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities.  Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations.

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

Ardagh Metal Packaging S.A.

Goodwill only arises in business combinations, where both parties meet the definition of a business. The amount of goodwill initially recognized is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment, with the assistance of third-party experts. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

A transaction, where the accounting acquiree does not meet the definition of a business, is not a business combination under IFRS 3, but could be an asset acquisition or a share-based payment transaction under IFRS 2. In the latter case, the difference in the fair value of consideration given by the acquirer over the fair value of identifiable net assets of the acquiree represents a service and is accounted for as a share-based payment expense. In order to estimate such fair values management might need to apply a significant amount of judgment in respect of key assumptions underlying such calculations, as outlined in more detail in note 21 for the Private Warrants.

(v) Valuation of Earnout Shares resulting from the AMP Transfer

The Group follows the guidance of IAS 32 (Financial Instruments Presentation) in accounting for the Earnout Shares. The Earnout Shares are recorded as a financial liability and measured at fair value. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the valuation of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 21.

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

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

	Year ended
	December 31,
	2022	2021	2020
	$’m	$’m	$’m
Profit/(loss) for the year	237	(210)	111
Income tax charge (note 7)	19	22	29
Net finance (income)/expense (note 6)	(80)	235	70
Depreciation and amortization (notes 10, 11)	359	343	315
Exceptional operating items (note 5)	90	272	20
Adjusted EBITDA	625	662	545

Ardagh Metal Packaging S.A.

The segment results for the year ended December 31, 2022 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,963	2,726	4,689
Adjusted EBITDA	200	425	625
Capital expenditure	213	382	595
Segment assets	2,754	3,111	5,865

The segment results for the year ended December 31, 2021 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,838	2,217	4,055
Adjusted EBITDA	281	381	662
Capital expenditure	190	496	686
Segment assets	2,785	2,540	5,325

The segment results for the year ended December 31, 2020 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,599	1,852	3,451
Adjusted EBITDA	249	296	545
Capital expenditure	101	167	268
Segment assets	2,360	1,894	4,254

One customer accounted for greater than 10% of total revenue in 2022 (2021: one; 2020: two).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non-current assets, employee benefit assets, inventories, contract assets, trade and other receivables and cash, cash equivalents and restricted cash. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in note 3.

Ardagh Metal Packaging S.A.

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended
	December 31,
	2022	2021	2020
Revenue	$’m	$’m	$’m
U.S.	2,181	1,727	1,449
U.K	385	396	359
Brazil	549	439	352

The revenue above is attributed to countries on a destination basis.

Non-current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 44% (2021: 39%), Germany 12% (2021: 13%) and Brazil 15% (2021: 13%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $nil (2021: $nil, 2020: $nil) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2021: $nil).

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

Disaggregation of revenue

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,937	10	16	1,963
Americas	–	2,178	548	2,726
Group	1,937	2,188	564	4,689

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,824	5	9	1,838
Americas	1	1,772	444	2,217
Group	1,825	1,777	453	4,055

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2020:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,581	3	15	1,599
Americas	1	1,499	352	1,852
Group	1,582	1,502	367	3,451

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2022	2021	2020
	$’m	$’m	$’m
Over time	3,747	3,160	2,610
Point in time	942	895	841
Total	4,689	4,055	3,451

5.  Exceptional items

	Year ended December 31,
	2022	2021	2020
	$’m	$’m	$’m
Start-up related and other costs	67	30	7
Exceptional items – cost of sales	67	30	7
Transaction-related and other costs	23	242	13
Exceptional items – SG&A expenses	23	242	13
Exceptional finance (income)/expense	(218)	57	—
Exceptional items – finance (income)/expense	(218)	57	—
Exceptional income tax credit (note 7)	(17)	(17)	(14)
Total exceptional items, net of tax	(145)	312	6

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2022

Exceptional items of $145 million have been recognized for the year ended December 31, 2022, primarily comprising:

●	$67 million start-up related and other costs in the Americas ($40 million) and in Europe ($27 million), primarily relating to the Group’s investment programs.
●	$23 million transaction-related and other costs, primarily comprised of $14 million of professional advisory fees and other costs in relation to transformation initiatives, and $9 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$218 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $242 million on the Earnout Shares, Public Warrants and Private Warrants, partly offset by a foreign currency loss of $22 million thereon.
●	$17 million from tax credits relating to the above exceptional items.

Ardagh Metal Packaging S.A.

2021

Exceptional items of $312 million have been recognized for the year ended December 31, 2021, primarily comprising:

●	$30 million start-up related costs in the Americas ($21 million) and Europe ($9 million), relating to the Group’s investment programs.
●	$242 million transaction-related and other costs, primarily comprised of an expense of $205 million relating to the service for the listing of the Ordinary Shares upon the completion of the Business Combination on August 4, 2021 and $41 million of professional advisory fees in relation to the Business Combination and transactions and other costs related to transformation initiatives, partly offset by a $4 million credit related to a loan forgiven with respect to the U.S. pension plan.
●	$57 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021 and a net $13 million foreign currency loss on the Earnout Shares and Public and Private Warrants, partly offset by a foreign currency translation gain of $13 million on the Promissory Note issued by the Company to AGSA as part of the consideration in connection with the Business Combination.
●	$17 million from tax credits relating to the above exceptional items.

2020

Exceptional items of $6 million have been recognized for the year ended December 31, 2020 primarily comprising:

●	$7 million primarily related to capacity realignment and investment programs of the Group, mainly related to start-up costs, principally incurred in the Americas.
●	$13 million primarily related to transaction-related and other costs, including customary indemnification clauses related to the original acquisition of the AMP Business by AGSA and professional advisory fees, and other costs related to transformation initiatives.
●	$14 million from tax credits including $6 million relating to tax benefits arising from the enactment on March 27, 2020, of the CARES Act.

6.  Net finance expense

	Year ended December 31,
	2022	2021	2020
	$’m	$’m	$’m
Senior Secured Green and Senior Green Notes	113	72	—
Interest on related party borrowings	—	43	146
Net pension interest cost (note 20)	3	3	3
Foreign currency translation losses/(gains)	3	49	(93)
Losses on derivative financial instruments	—	—	5
Other net finance expense	19	11	9
Net finance expense before exceptional items	138	178	70
Exceptional finance (income)/expense (note 5)	(218)	57	—
Net finance (income)/expense	(80)	235	70

Ardagh Metal Packaging S.A.

During the year ended December 31, 2022 the total amount of interest paid to related parties was $nil (2021: $43 million; 2020: $146 million).

During the year ended December 31, 2022, the Group recognized $12 million (2021: $8 million; 2020: $6 million) related to lease liabilities within other finance expense and interest paid in cash used in operating activities.

7.  Income tax

	Year ended December 31,
	2022	2021	2020
	$’m	$’m	$’m
Current tax:
Current tax for the year	32	17	55
Adjustments in respect of prior years	2	(3)	(24)
Total current tax	34	14	31
Deferred tax:
Deferred tax for the year	(14)	4	(11)
Adjustments in respect of prior years	(1)	4	9
Total deferred tax	(15)	8	(2)
Income tax charge	19	22	29

Reconciliation of income tax charge and the profit/(loss) before tax multiplied by the domestic tax rate of the Group for 2022, 2021 and 2020 is as follows:

	Year ended December 31,
	2022	2021	2020
	$’m	$’m	$’m
Profit/(loss) before tax	256	(188)	140
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94% (2021: 24.94%; 2020: 24.94%)	64	(47)	35
Tax losses for which no deferred income tax asset was recognized	14	3	—
Re-measurement of deferred taxes	—	9	—
Adjustment in respect of prior years	1	1	(15)
Income subject to state and other local income taxes	8	9	3
Income taxed at rates other than standard tax rates	(59)	11	(3)
Non-deductible items	3	39	1
Other	(12)	(3)	8
Income tax charge	19	22	29

The total income tax charge outlined above for each year includes tax credits of $17 million in 2022 (2021: $17 million; 2020: $14 million) in respect of exceptional items, being the tax effect of the items set out in note 5.

Tax losses for which no deferred income tax asset was recognized relates to net operating losses and the carry-forward of interest expense in certain jurisdictions for the year ended December 31, 2022. Re-measurement of deferred taxes for the year ended December 31, 2021 relates to the impact of the substantially enacted change in rate of corporation tax in the United Kingdom. Adjustment in respect of prior years includes tax credits for the year ended December 31, 2020 related to the carry back of tax losses in the United States as a result of the enactment from March 27, 2020, of the

Ardagh Metal Packaging S.A.

Coronavirus Aid, Relief and Economic Security (“CARES”) Act. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings and includes the non-taxable gain on movements in the fair market values on the Earnout Shares, Public Warrants and Private Warrants for the year ended December 31, 2022.

Non-deductible items includes transaction related and other costs attributable to the completion of the Business Combination for the year ended December 31, 2021.

The Group is monitoring the progress of the recent OECD announcements in relation to a two-pillar solution to reform the global corporate international tax system, commonly referred to as the Base Erosion and Profit Shifting 2.0 project (“BEPS 2.0”). While further clarity is required on how the OECD model rules are to be interpreted and implemented, the proposals are not expected to have a material impact on the effective tax rate of the Group.

8. Earnings per share

Basic earnings per share is calculated by dividing the profit/(loss) attributable to equity holders by the weighted average number of shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Year ended December 31,
	2022	2021 (i)	2020 (i)
	$'m	$'m	$'m
Profit/(loss) attributable to equity holders as presented in the income statement	237	(210)	111
Less: Dividends on preferred shares (see note 25)	(11)	–	–
Profit/(loss) attributable to equity holders used in calculating earnings per share	226	(210)	111
Weighted average number of ordinary shares for EPS (millions) (ii)	601.0	538.8	493.8
Earnings/(loss) per share	$0.38	$(0.39)	$0.22

Diluted earnings per share is consistent with basic earnings per share, as there are no dilutive potential shares during the periods presented above.

(i) In advance of the completion of the Business Combination, on August 4, 2021, 493,763,520 ordinary shares of the Company, with a par value €0.01 per share, were issued to AGSA. Upon completion of the Business Combination, a further 109,519,577 ordinary shares of the Company, with a par value of €0.01, were issued to remaining shareholders. The share issuances prior to and upon completion of the Business Combination have been utilized in the calculation of the weighted average number of ordinary shares for the years ended December 31, 2021 and December 31, 2020.

(ii) The weighted average number of ordinary shares included in the computation of basic and diluted earnings per share has been adjusted to exclude ordinary shares repurchased and held by the Company as treasury shares. The number of ordinary shares so held at the balance sheet date is detailed in note 17.

Please refer to note 17 for any details of transactions involving ordinary shares for the years ended December 31, 2022 and December 31, 2021.

There have been no material transactions involving common shares or potential ordinary shares between the reporting date and the authorization of these financial statements.

Ardagh Metal Packaging S.A.

9.  Employee costs

	Year ended December 31,
	2022	2021	2020
	$’m	$’m	$’m
Wages and salaries	334	345	338
Social security costs	91	82	74
Defined benefit plan pension costs (note 20)	13	12	7
Defined contribution plan pension costs (note 20)	17	17	15
Group employee costs	455	456	434

	At December 31,
Employees	2022	2021	2020
Europe	3,420	3,196	2,938
Americas	2,899	2,565	1,937
Group	6,319	5,761	4,875

Ardagh Metal Packaging S.A.

10.  Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$’m	$’m	$’m	$’m	$’m

Cost
At January 1, 2021	1,055	1,464	42	28	2,589
Additions	—	—	6	2	8
Acquisition	3	—	—	—	3
Transfers	—	—	(2)	2	—
Disposal	—	—	(2)	(1)	(3)
Exchange	(48)	(64)	(2)	—	(114)
At December 31, 2021	1,010	1,400	42	31	2,483
Amortization
At January 1, 2021		(654)	(34)	(17)	(705)
Charge for the year		(143)	(4)	(4)	(151)
Exchange		33	1	1	35
At December 31, 2021		(764)	(37)	(20)	(821)
Net book value
At December 31, 2021	1,010	636	5	11	1,662

Cost
At January 1, 2022	1,010	1,400	42	31	2,483
Additions	—	—	10	1	11
Acquisition	(1)	2	—	—	1
Transfers	—	—	(5)	5	—
Exchange	(33)	(64)	(2)	(1)	(100)
At December 31, 2022	976	1,338	45	36	2,395
Amortization
At January 1, 2021		(764)	(37)	(20)	(821)
Charge for the year		(133)	(1)	(4)	(138)
Exchange		35	1	1	37
At December 31, 2022		(862)	(37)	(23)	(922)
Net book value
At December 31, 2022	976	476	8	13	1,473

Amortization expense of $138 million (2021: $151 million, 2020: $149 million) has been charged to the consolidated income statement of the Group in respect of continuing operations.

In 2022, AGSA and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share. In the year ended December

Ardagh Metal Packaging S.A.

31, 2022, AMPSA capitalized costs associated with the development of the Joint IT Assets of approximately $5 million. The Joint IT Asset agreement is accounted for as a joint operation.

Impairment

The Group has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment at December 31, 2022 in accordance with IAS 36. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the intangible assets of the Group at December 31, 2022.

Goodwill

Allocation of goodwill

Goodwill that originated from the acquisition of the Group by Ardagh has been allocated to CGUs that are expected to benefit from synergies arising from that combination. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the groups of CGUs to which goodwill is allocated and tested for impairment, is set out below:

	At December 31,
	2022	2021
	$’m	$’m
Europe	537	570
Americas	439	440
Total goodwill	976	1,010

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its annual goodwill impairment testing.

In assessing FVLCD, we have used a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended December 31, 2022. The multiple used is based on both AMP and comparable companies’ equity valuations and was further adjusted for selling costs. The valuation is considered to be level 2 in the fair value hierarchy.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended December 31, 2022, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS36 are not required.

Ardagh Metal Packaging S.A.

For the year ended December 31, 2021, the Group used the VIU model for the purposes of goodwill impairment testing. A sensitivity analysis was performed reflecting reasonably possible potential variations in the key assumptions used. In all cases the recoverable values calculated were significantly in excess of the carrying values of the groups of CGUs.

11.  Property, plant and equipment

		Plant,
	Land and	machinery	Dunnage
	buildings	and other	and other	Total
	$’m	$’m	$’m	$’m
Cost
At January 1, 2021	386	1,298	126	1,810
Additions	74	744	21	839
Acquisition	1	7	—	8
Disposals	(7)	(11)	(5)	(23)
Exchange	(15)	(48)	(4)	(67)
At December 31, 2021	439	1,990	138	2,567
Depreciation
At January 1, 2021	(112)	(410)	(56)	(578)
Charge for the year	(47)	(129)	(16)	(192)
Disposals	5	11	4	20
Exchange	6	16	3	25
At December 31, 2021	(148)	(512)	(65)	(725)
Net book value
At December 31, 2021	291	1,478	73	1,842
Cost
At January 1, 2022	439	1,990	138	2,567
Additions	266	506	52	824
Disposals	(17)	(30)	(2)	(49)
Exchange	(15)	(56)	(5)	(76)
At December 31, 2022	673	2,410	183	3,266
Depreciation
At January 1, 2022	(148)	(512)	(65)	(725)
Charge for the year	(57)	(139)	(25)	(221)
Disposals	14	28	2	44
Exchange	6	16	4	26
At December 31, 2022	(185)	(607)	(84)	(876)
Net book value
At December 31, 2022	488	1,803	99	2,390

Depreciation expense of $206 million (2021: $181 million; 2020: $158 million) has been charged in cost of sales and $15 million (2021: $11 million; 2020: $8 million) in sales, general and administration expenses.

Construction in progress at December 31, 2022 was $631 million (2021: $634 million).

Ardagh Metal Packaging S.A.

Included in property, plant and equipment is an amount for land of $47 million (2021: $49 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2021: $nil).

Impairment

The Group has considered the carrying value of the property, plant and equipment of the Group and assessed the indicators of impairment at December 31, 2022 in accordance with IAS 36. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the property, plant and equipment of the Group at December 31, 2022.

Right of Use assets — Net Book Value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

		Plant,	Dunnage
	Land and	machinery	and
	buildings	and other	other	Total
Net book value At December 31,	$’m	$’m	$’m	$’m
2022	126	164	37	327
2021	71	67	41	179

The increase in the net book value of the right-of use assets at December 31, 2022 to $327 million (2021: $179 million) is primarily the result of total additions to the right-of-use assets of $211 million (2021: $103 million) and total right-of-use assets acquired of $nil (2021: $1 million), offset by a depreciation charge of $57 million (2021: $46 million), comprised of Land and buildings: $41 million (2021: $34 million); Plant and machinery: $10 million (2021: $6 million), and Dunnage and other: $6 million (2021: $6 million) and exchange losses, all during the year ended December 31, 2022.

The Group incurred variable lease expense of $38 million for the year ended December 31, 2022 (2021: $35 million, 2020: $29 million) primarily related to warehouse leases.

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2022	2021	2020
	$’m	$’m	$’m
Contracted for	303	452	115
Not contracted for	98	181	218
	401	633	333

Ardagh Metal Packaging S.A.

12.  Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$’m	$’m	$’m
At January 1, 2020	123	(235)	(112)
Credited/(charged) to the income statement (note 7)	5	(3)	2
Credited to other comprehensive income	—	—	—
Exchange	7	(12)	(5)
At December 31, 2020	135	(250)	(115)
Credited/(charged) to the income statement (note 7)	14	(22)	(8)
Charged to other comprehensive income	(5)	(12)	(17)
Exchange	(6)	10	4
At December 31, 2021	138	(274)	(136)
Credited/(charged) to the income statement (note 7)	36	(21)	15
(Charged)/credited to other comprehensive income	(21)	25	4
Exchange	(4)	17	13
At December 31, 2022	149	(253)	(104)

The components of deferred tax assets and liabilities are as follows:

	At December 31,
	2022	2021
	$’m	$’m
Tax losses	25	10
Employee benefit obligations	18	40
Depreciation timing differences	51	54
Provisions	32	23
Other	23	11
	149	138
Available for offset	(95)	(67)
Deferred tax assets	54	71
Intangible assets	(108)	(128)
Accelerated depreciation and other fair value adjustments	(123)	(96)
Other	(22)	(50)
	(253)	(274)
Available for offset	95	67
Deferred tax liabilities	(158)	(207)

Ardagh Metal Packaging S.A.

The tax credit recognized in the consolidated income statement is analyzed as follows:

	Year ended
	December 31,
	2022	2021	2020
	$’m	$’m	$’m
Tax losses	15	7	(3)
Employee benefit obligations	3	2	(6)
Depreciation timing differences	(1)	4	—
Provisions	8	2	5
Other deferred tax assets	11	(1)	9
Intangible assets	13	22	18
Accelerated depreciation and other fair value adjustments	(29)	(31)	(19)
Other deferred tax liabilities	(5)	(13)	(2)
	15	(8)	2

Deferred tax assets are only recognized on tax loss carry forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $17 million (2021: $4 million) in respect of tax losses amounting to $120 million (2021: $14 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

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

13.  Inventories

	At December 31,
	2022	2021
	$’m	$’m
Raw materials and consumables	347	268
Work-in-progress	6	6
Finished goods	214	133
	567	407

Certain inventories held by the Group have been pledged as security under the Group’s ABL (note 19). There were no drawings under such facility at December 31, 2022 (2021: nil).

The amounts recognized as a write down in inventories or as a reversal of a write down for the year ended December 31, 2022 were not material (2021: not material).

At December 31, 2022, the hedging gain included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold is $1 million (2021: $14 million).

Ardagh Metal Packaging S.A.

14.  Trade and other receivables

		At December 31,
		2022	2021
	Note	$’m	$’m
Trade receivables		333	334
Other receivables and prepayments		175	167
Related party receivables	26	1	11
		509	512

The fair values of trade and other receivables approximate the amounts shown above.

Movements on the provisions for impairment of trade receivables are as follows:

	2022	2021
	$'m	$'m
At January 1,	7	8
Provision for receivables impairment	4	—
Receivables written off during the year as uncollectible	—	(1)
Net remeasurement of loss allowance	(7)	—
At December 31,	4	7

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare.

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

At December 31, 2022, trade receivables of $11 million (2021: $18 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	At December 31,
	2022	2021
	$'m	$'m
Up to three months past due	3	15
Three to six months past due	1	1
Over six months past due	7	2
	11	18

Ardagh Metal Packaging S.A.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $530 million were sold under these programs at December 31, 2022 (December 31, 2021: $456 million).

15.  Contract assets

The following table provides information about significant changes in contract assets:

	2022	2021
	$’m	$’m
At January 1,	182	139
Transfers from contract assets recognized at beginning of year to receivables	(176)	(137)
Increases as a result of new contract assets recognized during the year	229	185
Other (including exchange)	4	(5)
Balance as at December 31,	239	182

16.  Cash, cash equivalents and restricted cash

	At December 31,
	2022	2021
	$’m	$’m
Cash at bank and in hand	469	432
Short term bank deposits	81	28
Restricted cash	5	3
	555	463

17.  Equity share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At December 31, 2020	–	–	–
Share issuance	603	7	5,992
At December 31, 2021	603	7	5,992
Preferred shares issued *	–	260	(3)
Cancellation of ordinary shares	(6)	–	–
At December 31, 2022	597	267	5,989

The authorized share capital of the Company is set at one billion Euro and zero Cents (EUR 1,000,000,000), divided into up to one hundred billion (100,000,000,000) shares (the “Shares”) represented by Ordinary Shares and Preferred Shares.

* On July 8, 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to Ardagh for €250 million (approximately $260 million). The preferred shares are perpetual instruments with no fixed term and are only redeemable at the sole discretion of the Company. The preferred shares provide for annual cumulative dividends that may accumulate indefinitely if not declared. Redemption of

Ardagh Metal Packaging S.A.

the preferred shares at par plus unpaid dividends, as well as the payment of dividends on the preferred shares are entirely at the discretion of the Company, and have therefore been classified as equity. Transaction costs of $3 million related to the issuance of the preferred shares are included in share premium.

For the year ended December 31, 2022, the Company repurchased a total of 5,768,638 ordinary shares (December 31, 2021: nil ordinary shares) returning $35 million to shareholders. The amount paid to repurchase these shares was initially recognized as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended December 31, 2022, the amount paid to repurchase these shares was transferred to retained earnings.

There were no other material share transactions for the year ended December 31, 2022.

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

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The finance committee of the Board (the “Finance Committee”) reviews and monitors the capital structure, financial policies and treasury function of the Company in addition to advising the Board on whether to approve financing agreements or arrangements.

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

The Group’s long-term liquidity needs primarily relate to the Group’s growth investment program and the servicing of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance our debt obligations in advance of their respective maturity. The Group generates substantial cash flow from our operations on an annual basis. The Group had $555 million (2021: $463 million) in cash, cash equivalents and restricted cash at December 31, 2022, as well as available but undrawn liquidity of $415 million (2021: $325 million) under its credit facilities.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

Ardagh Metal Packaging S.A.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. As at December 31, 2022 the ratio was 4.86x (2021: 3.66x).

Interest rate risk

At December 31, 2022, the Group’s Senior Secured Green and Senior Green Notes were 100% (2021: 100%) fixed, with a weighted average interest rate of 3.8% (2021: 3.3%). As a result, interest rate movements would not have a material impact on either the profit or loss or shareholders equity.

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company is the euro.

The Group operates 24 production facilities in 9 countries, across three continents and its main currency exposure in the year to December 31, 2022, from the euro functional currency, was in relation to the U.S. dollar, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognized assets and liabilities.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2022 rate would decrease shareholders’ equity by approximately $5 million (2021: $3 million decrease).

Commodity price risk

The Group is exposed to changes in prices of its main raw materials, primarily energy and aluminum. Production costs are exposed to changes in prices of our main raw materials, primarily aluminum. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Europe and in Americas are hedged by entering into swaps under which we pay fixed euro and U.S dollar prices, respectively. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through sales contracts in relation to the underlying raw material cost, the Group uses derivative agreements to manage this risk. The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if customers are unable to pass on price increases,

Ardagh Metal Packaging S.A.

to reduce sales volume and could therefore have a significant impact on our business. The Group is also exposed to possible interruptions of supply of aluminum and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

As a result of the volatility of natural gas and electricity prices, the Group has developed an active hedging strategy to fix a significant proportion of its energy costs through contractual arrangements directly with our suppliers. The Group policy is to purchase natural gas and electricity by entering into forward fixed price arrangements with suppliers for the majority of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts. The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any natural gas and electricity which is not purchased under forward price-fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative agreements with counterparty banks to cover the risk.

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

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2022, the ten largest customers of the Group accounted for approximately 57% of total revenues (2021: 58%; 2020: 64%). There is no recent history of default with these customers.

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

Ardagh Metal Packaging S.A.

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

19.  Financial assets and liabilities

The Group’s net debt was as follows:

	At December 31,
	2022	2021
	$’m	$’m
Loan notes	3,231	2,690
Other borrowings	361	197
Net borrowings	3,592	2,887
Cash, cash equivalents and restricted cash	(555)	(463)
Net debt	3,037	2,424

The Group’s net borrowings of $3,592 million (2021: $2,887 million) are classified as non-current liabilities of $3,524 million (2021: $2,831 million) and current liabilities of $68 million (2021: $56 million) in the consolidated statement of financial position at December 31, 2022.

Ardagh Metal Packaging S.A.

At December 31, 2022, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	480	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	533	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	415	06-Aug-26	Revolving	–	–	415
Lease obligations	Various	–	–	Amortizing	–	327	–
Other borrowings	Various	–	Rolling	Amortizing	–	40	–
Total borrowings						3,630	415
Deferred debt issue costs						(38)	–
Net borrowings						3,592	415
Cash, cash equivalents and restricted cash						(555)	555
Net debt / available liquidity						3,037	970

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

At December 31, 2021 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	510	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	566	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–		325
Lease obligations	Various	–	–	Amortizing	–	182	–
Other borrowings	Various	–	Rolling	Amortizing	–	19	–
Total borrowings						2,927	325
Deferred debt issue costs						(40)	–
Net borrowings						2,887	325
Cash, cash equivalents and restricted cash						(463)	463
Net debt / available liquidity						2,424	788

Ardagh Metal Packaging S.A.

The following table summarizes the Group’ movement in net debt:

	At December 31,
	2022	2021
	$’m	$’m
Net increase in cash, cash equivalents and restricted cash per consolidated statement of cash flows*	(92)	(206)
Increase in net borrowings	705	52
Increase/(decrease) in net debt	613	(154)
Net debt at January 1,	2,424	2,578
Net debt at December 31,	3,037	2,424
*	Includes exchange loss on cash, cash equivalents and restricted cash

The increase (2021: decrease) in net debt primarily includes proceeds from borrowings of $732 million (2021: $2,780 million), of which $23 million (2021:$7 million) was a non-cash transaction (a supplier credit arrangement in the Americas), a net increase in lease obligations of $145 million (2021: $46 million), a net decrease of deferred debt issue costs of $2 million (2021: increase of $40 million) which is partly offset by repayments of borrowings of $110 million (2021: $5 million), an increase in cash, cash equivalents and restricted cash of $92 million (2021: increase of $206 million), foreign exchange gains of $64 million (2021: gains of $61 million). For the year ended December 31, 2021, the decrease in net debt also includes repayments of related party borrowings of $2,668 million, of which $927 million was a non-cash transaction.

Maturity profile

The maturity profile of the Group’s total borrowings is as follows:

	At December 31,
	2022	2021
	$’m	$’m
Within one year or on demand	68	56
Between one and three years	100	55
Between three and five years	704	59
Greater than five years	2,758	2,757
Total borrowings	3,630	2,927
Deferred debt issue costs	(38)	(40)
Net borrowings	3,592	2,887

Included within total borrowings between three and five years and greater than five years is the Group’s Senior Secured Notes and Senior Notes of $3,263 million (2021: $2,726 million).

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	At December 31,
	2022	2021
	$’m	$’m
Not later than one year	70	50
Later than one year and not later than five years	224	127
Later than five years	108	36
	402	213

Ardagh Metal Packaging S.A.

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At December 31, 2022	$’m	$’m	$’m
Within one year or on demand	210	40	1,227
Between one and three years	374	4	—
Between three and five years	947	12	—
Greater than five years	2,891	1	—

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At December 31, 2021	$’m	$’m	$’m
Within one year or on demand	152	10	1,204
Between one and three years	242	2	—
Between three and five years	243	—	—
Greater than five years	2,973	—	—

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2022	$'m	$'m	$'m	$'m
Loan notes	3,263	(32)	3,231	2,702
Other borrowings	40	(6)	34	40
	3,303	(38)	3,265	2,742

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2021	$'m	$'m	$'m	$'m
Loan notes	2,726	(36)	2,690	2,682
Other borrowings	19	(4)	15	19
	2,745	(40)	2,705	2,701

Earnout Shares and Warrants

Please refer to note 21 for further details about the recognition and measurement of the Earnout Shares as well as the Public and Private Warrants.

Ardagh Metal Packaging S.A.

Financing activity

2022

On June 8, 2022, the Group issued $600 million 6.000% Senior Secured Green Notes due 2027. Net proceeds from the issuance of the notes will be used for general corporate purposes.

Lease obligations at December 31, 2022 of $327 million (December 31, 2021: $182 million), primarily reflects $204 million of new lease liabilities and foreign currency movements, partly offset by $59 million of principal repayments, for the year ended December 31, 2022.

At December 31, 2022, the Group had $415 million available under the Global Asset Based Loan Facility. The amount increased from $325 million on September 27, 2022.

2021

On March 12, 2021, the Group, in connection with the transaction related to the combination of Ardagh Metal Packaging with Gores Holdings V, issued €450 million 2.000% Senior Secured Green Notes due 2028, $600 million 3.250% Senior Secured Green Notes due 2028, €500 million 3.000% Senior Green Notes due 2029 and $1,050 million 4.000% Senior Green Notes due 2029.

On March 24, 2021, and March 30, 2021, historical related party debt of $113 million was settled, being reflected as a non-cash capital contribution within other reserves.

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

Lease obligations at December 31, 2021 of $182 million, primarily reflect $100 million of new lease liabilities and $1 million of lease liabilities acquired, partly offset by $55 million of principal repayments and foreign currency movements for the year ended December 31, 2021.

Effective interest rates

	2022		2021
	USD	EUR	USD	EUR
2.000% Senior Secured Green Notes due 2028		2.27%		2.30%
3.250% Senior Secured Green Notes due 2028	3.52%		3.58%
6.000% Senior Secured Green Notes due 2027	6.70%
3.000% Senior Green Notes due 2029		3.25%		3.28%
4.000% Senior Green Notes due 2029	4.26%		4.31%

	2022	2021
	Various Currencies
Lease obligations	5.02%	4.55%

Ardagh Metal Packaging S.A.

The carrying amounts of net borrowings are denominated in the following currencies.

	At December 31,
	2022	2021
	$’m	$’m
Euro	1,057	1,115
U.S. dollar	2,492	1,745
GBP	19	15
Other	24	12
	3,592	2,887

The Group has undrawn borrowing facilities expiring beyond one year at December 31, 2022, of $415 million (2021: $325 million).

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan facility and other borrowings – the fair values of the borrowings in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(iv)	Earnout Shares, Private Warrants and Public Warrants - the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Ardagh Metal Packaging S.A.

Derivative financial instruments

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	29	34	522
Forward foreign exchange contracts	18	23	1,132
At December 31, 2022	47	57	1,654

Included within the $47 million fair value assets and $57 million fair value liabilities at December 31, 2022, is $12 million and $nil, respectively, which have been transacted by AGSA.

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	101	2	284
Forward foreign exchange contracts	3	10	1,176
At December 31, 2021	104	12	1,460

Included within the $104 million fair value assets and $12 million fair value liabilities at December 31, 2021, is $95 million and $6 million, respectively, which have been transacted by AGSA.

Derivative instruments with a fair value of $9 million (2021: $7 million) are classified as non-current assets and $38 million (2021: $97 million) as current assets in the consolidated statement of financial position at December 31, 2022. Derivative instruments with a fair value of $17 million (2021: $2 million) are classified as non-current liabilities and $40 million (2021: $10 million) as current liabilities in the consolidated statement of financial position at December 31, 2022.

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

Net investment hedges in foreign operations

During the year, the Group designated $326 million of its 6.000% Senior Secured Green Notes due 2027 as a net investment hedge. A gain of $7 million was recognized in relation to this hedge in the consolidated statement of comprehensive income.

Commodity forward contracts

The Group hedges a portion of its anticipated metal and energy purchases. Excluding conversion and freight costs, the physical metal and energy deliveries are priced based on the applicable indices agreed with the suppliers for the

Ardagh Metal Packaging S.A.

relevant month. Certain forward contracts are designated as cash flow hedges and the Group has determined the existence of an economic relationship between the hedged item and the hedging instrument based on common indices used. Ineffectiveness may arise if there are changes in the forecasted transaction in terms pricing, timing or quantities, or if there are changes in the credit risk of the Group or the counterparty. The Group applies a hedge ratio of 1:1.

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

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2022 were those recommended by the actuaries.

During the year ended December 31, 2022, the assets and liabilities attributable to the employees and former employees (and their respective beneficiaries) of Ardagh Metal Packaging USA Corp. were spun out of the Ardagh North America Retirement Income Plan which was previously co-sponsored with Ardagh Glass Packaging North America into a new scheme, the Ardagh Metal Pension Plan. This crystalized a cash outflow of $27 million, which included $12 million paid to AGSA in respect of the assets transferred.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee benefit obligations, net of employee benefit assets included within non-current assets, recognized in the consolidated statement of financial position of $122 million (2021: $178 million) includes other employee benefit obligations of $37 million (2021: $47 million).

Ardagh Metal Packaging S.A.

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	Germany		UK*		U.S and Other**		Total
	2022	2021	2022	2021	2022	2021	2022	2021
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(90)	(138)	(136)	(249)	(61)	(82)	(287)	(469)
Assets	—	—	163	327	39	11	202	338
Net (obligations)/assets	(90)	(138)	27	78	(22)	(71)	(85)	(131)

* The net employee benefit asset in the UK as at December 31, 2022 is included within non-current assets on the statement of financial position (2021: included within non-current assets on the statement of financial position).

**Net obligation of ‘Other’ at December 31, 2022; $4 million, 2021; $8 million.

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended
	December 31,
	2022	2021	2020
	$’m	$’m	$’m
Current service cost and administration costs:
Cost of sales – current service cost (note 9)	(11)	(13)	(12)
Cost of sales – past service credit (note 9)	—	4	8
SG&A – current service cost (note 9)	(2)	(3)	(3)
	(13)	(12)	(7)
Finance expense (note 6)	(3)	(3)	(3)
	(16)	(15)	(10)

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended
	December 31,
	2022	2021	2020
	$’m	$’m	$’m
Re-measurement of defined benefit obligation:
Actuarial gain/(loss) arising from changes in demographic assumptions	1	6	(2)
Actuarial gain/(loss) arising from changes in financial assumptions	157	9	(51)
Actuarial (loss)/gain arising from changes in experience	(13)	5	2
	145	20	(51)
Re-measurement of plan assets:
Actual (loss)/return less expected return on plan assets	(121)	8	34
Actuarial gain/(loss) for the year on defined benefit pension schemes	24	28	(17)
Actuarial gain/(loss) on other long term and end of service employee benefits	11	5	(4)
	35	33	(21)

Ardagh Metal Packaging S.A.

The actual return on plan assets was a loss of $116 million in 2022 (2021: gain of $13 million; 2020: gain of $40 million).

Movement in the defined benefit obligations and assets:

	Obligations		Assets
	2022	2021	2022	2021
	$’m	$’m	$’m	$’m
At January 1,	(469)	(517)	338	350
Transfer	—	—	12	—
Interest income	—	—	5	5
Loan forgiveness (note 5)	—	4	—	—
Current service cost	(10)	(11)	—	—
Past service credit	—	4	—	—
Interest cost	(7)	(7)	—	—
Administration expenses paid	—	—	(1)	—
Re-measurements	145	20	(121)	8
Employer contributions	—	—	22	2
Employee contributions	(1)	(1)	1	1
Benefits paid	17	24	(17)	(24)
Exchange	38	15	(37)	(4)
At December 31,	(287)	(469)	202	338

The defined benefit obligations above include $92 million of unfunded obligations, principally in Germany (2021: $140 million).

Interest income and interest cost above does not include interest cost of $1 million (2021: $1 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $3 million (2021: $4 million) relating to other employee benefit obligations.

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

Plan assets comprise:

	At December 31,
	2022	2022	2021	2021
	$’m	%	$’m	%
Equities	—	—	—	—
Target return funds	89	44	176	52
Bonds	72	36	105	31
Cash/other	41	20	57	17
	202	100	338	100

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

Characteristics and associated risks

The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the year ended December 31, 2019, the Ardagh Group elected to re-design its pension scheme in Germany, moving to a contribution orientated scheme.

The U.K. pension plan is a trust-based U.K. funded final salary defined benefit scheme providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Ardagh Metal Packaging UK Limited and Ardagh Metal Packaging Trading UK Limited. It is closed to new entrants and was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated either based on service to December 31, 2018, with members’ benefits based on earnings as at December 31, 2018, for those members who were still active at that date, or based on service to the earlier of retirement or leaving date for members who stopped accruing benefits prior to December 31, 2018, based on earnings as at retirement or leaving date. The U.K. pension plan is governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plan is subject to the U.K. regulatory framework, the requirements of The Pensions Regulator and is subject to a statutory funding objective.

Our North American business within our Americas segment sponsors a defined benefit pension plan as a single employer scheme which is subject to U.S. federal law, reflecting regulations issued by the Internal Revenue Service and the U.S. Department of Labor. The North American plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2022	2021	2022	2021	2022	2021
	%	%	%	%	%	%
Rates of inflation	2.00	1.70	3.00	3.20	2.50	2.20
Rates of increase in salaries	3.40	2.50	2.50	2.60	3.00	3.00
Discount rates	3.89	1.16	5.03	1.90	5.52	3.04

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

Ardagh Metal Packaging S.A.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	23	22	21	21
Life expectancy, future pensioners	25	25	24	23	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $22 million (2021: $47 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $19 million (2021: $41 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $9 million (2021: $15 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $9 million (2021: $16 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $10 million (2021: $20 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $11 million (2021: $21 million).

The impact of increasing the life expectancy by one year would result in an increase in the net pension obligation of the Group of $7 million at December 31, 2022 (2021: $14 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit schemes in 2023 is approximately $8 million (2022: $1 million).

The principal defined benefit schemes are described briefly below at December 31:

	Europe	Europe	North
	UK	Germany	America
Nature of the schemes	Funded*	Unfunded	Funded
2022
Active members	—	766	763
Deferred members	589	225	91
Pensioners including dependents	531	173	104
Weighted average duration (years)	14	15	16
2021
Active members	—	816	808
Deferred members	589	202	75
Pensioners including dependents	531	154	83
Weighted average duration (years)	18	19	20

*	Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator.

Ardagh Metal Packaging S.A.

The expected total benefit payments over the next five years are:

						Subsequent
	2023	2024	2025	2026	2027	five years
	$’m	$’m	$’m	$’m	$’m	$’m
Benefits	17	15	16	17	19	101

The Group also has defined contribution plans; the contribution expense associated with these plans for 2022 was $17 million (2021: $17 million; 2020: $15 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2023 is $18 million (2022: $17 million).

Other employee benefits

Long term employee benefit obligations of $37 million (2021: $47 million) comprise amounts due to be paid under post-retirement medical schemes in North America, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

21.  Other liabilities and provisions

	At December 31,
	2022	2021
	$’m	$’m
Other liabilities
Non-current	83	325
Provisions
Current	10	10
Non-current	15	18
	108	353

Other liabilities

Resulting from the AMP Transfer, effective on April 1, 2021, AGSA has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMP to AGSA subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period from the 180th day following the closing of the Merger on August 4, 2021. In accordance with IAS 32 (Financial Instruments—Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMP issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate (4%); and traded closing AMP share price, with estimates for volatility (50%) (December 31, 2021: volatility 34%) and dividend yield. The estimated valuations of the liability at December 31, 2022, and December 31, 2021, were $76 million and $292 million, respectively. Changes in the fair market valuation of the Earnout Shares of $216 million have been reflected as exceptional finance income within net finance income for the year ended December 31, 2022 (December 31, 2021: exceptional finance expense within net finance expense of $8 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability at December 31, 2022, of approximately $17 million (December 31, 2021: $40 million).

Ardagh Metal Packaging S.A.

On August 4, 2021, all warrants previously exercisable for the purchase of shares in Gores Holdings V were converted into AMP warrants exercisable for the purchase of ordinary shares in AMP at an exercise price of $11.50 over a five-year period after the closing of the Merger on August 4, 2021. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For the warrants issued to the former sponsors of Gores Holdings V (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate (4%), with estimates for volatility (50%) (December 31, 2021: volatility 34%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at December 31, 2022, and December 31, 2021, were $7 million and $33 million, respectively. Changes in the valuation of the Public and Private Warrants of $26 million have been reflected as exceptional finance income within net finance income for the year ended December 31, 2022 (December 31, 2021: $8 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the fair value of the Private Warrants at December 31, 2022, of approximately $1 million (December 31, 2021: $1 million).

Provisions

Total
provisions
$’m
At January 1, 2021	33
Provided	5
Released	(5)
Paid	(3)
Exchange	(2)
At December 31, 2021	28
Provided	14
Released	(9)
Paid	(7)
Exchange	(1)
At December 31, 2022	25

Provisions relate mainly to probable environmental claims, customer quality claims and tax deferrals arising from the CARES Act. In addition to the aforementioned, provisions also includes non-current amounts in respect of annual, long term (three-year), cash bonus incentive programs for senior management of the Group, of approximately $11 million (2021: $14 million). Current amounts in respect of these long term incentive programs are included in trade and other payables.

The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

Ardagh Metal Packaging S.A.

22.  Trade and other payables

		At December 31,
		2022	2021
	Note	$’m	$’m
Trade payables		1,060	1,006
Other payables and accruals including other tax and social security payable		220	240
Payables and accruals for exceptional items		13	15
Related party payables	26	5	9
		1,298	1,270

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

23.  Cash generated from operating activities

	Year ended
	December 31,
	2022	2021	2020
	$’m	$’m	$’m
Profit/(loss) for the year	237	(210)	111
Income tax charge (note 7)	19	22	29
Net finance (income)/expense (note 6)	(80)	235	70
Depreciation and amortization (notes 10, 11)	359	343	315
Exceptional operating items (note 5)	90	272	20
Movement in working capital	(202)	16	7
Exceptional costs paid, including restructuring	(101)	(67)	(22)
Cash generated from operations	322	611	530

24.  Other reserves

Ardagh Metal Packaging S.A.

	Foreign
	currency	Cash flow		Total
	translation	hedge	Other	other
	reserve	reserve	reserves	reserves
	$’m	$’m	$’m	$’m
January 1, 2020	10	(14)	—	(4)
Total other comprehensive (expense)/income for the year	(42)	9	—	(33)
Hedging losses transferred to cost of inventory	—	22	—	22
December 31, 2020	(32)	17	—	(15)

January 1, 2021	(32)	17	—	(15)
Total other comprehensive income for the period pre AMP Transfer	14	41	—	55
Hedging gains transferred to cost of inventory pre AMP Transfer	—	(6)	—	(6)
Total other comprehensive (expense)/income for the period post AMP Transfer	(10)	107	—	97
Hedging gains transferred to cost of inventory post AMP Transfer	—	(77)	—	(77)
Transactions with owners in their capacity as owners
Capital contribution	—	—	113	113
AMP Transfer (1)	—	—	(5,924)	(5,924)
Business Combination (2)	—	—	164	164
December 31, 2021	(28)	82	(5,647)	(5,593)

January 1, 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period	10	42	—	52
Hedging gains transferred to cost of inventory	—	(116)	—	(116)
December 31, 2022	(18)	8	(5,647)	(5,657)

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

$’m
Equity issued to AGSA	4,988
AMP Promissory Note	1,085
Cash payment (see cash flow statement)	574
Initial fair value of Earnout Shares	284
Total consideration given	6,931
Less aggregate carrying value of net assets acquired *	(323)
Impact from predecessor accounting	6,608
Non-cash capital contribution	(814)
Other reserves on AMP Transfer at date of reorganization	130
Total impact on other reserves	5,924

*Included within the carrying value of the net assets acquired is $1,741 million of related party borrowings, the settlement of which, together with the $574 million payment noted above, comprise the $2,315 million of cash paid to Ardagh.

Ardagh Metal Packaging S.A.

(2) Management exercised significant judgment when accounting for the Merger under IFRS 2. The difference in the fair value of equity instruments issued by AMPSA, over the fair value of identifiable net assets of Gores Holdings V (including the fair value of assumed Gores Public and Private Warrants of $41 million) represents a service for listing of the shares in AMPSA and is accounted for as a share-based payment expense in accordance with IFRS 2. In accordance with IFRS 2, the increase in equity for equity-settled share-based payments are measured directly at the fair value of the goods or services received. Management has used the market value of the GHV equity and warrants as the basis for estimating the market value of the instruments to be issued by AMPSA as the GHV instruments (equity and warrants) were publicly traded at the time of the Merger. The cost of such service, which is a fully vested non-cash and non-recurring expense, is calculated as shown in the table below, using Gores Holdings V market prices as of August 4, 2021 for the Gores Holdings V Class A common stock to be exchanged for shares in AMPSA.

	Shares	$’m
Class A stockholders	30,175,827
Class F stockholders	9,843,750
Total shares to be issued to Gores Holdings V stockholders	40,019,577
Market value per share at the Closing Date	$10.59
Fair value of shares to be issued to Gores Holdings V in consideration for combination		424
Net assets of Gores Holdings V at Closing Date (including fair value of assumed Public and Private Warrants)		219
Difference - being IFRS 2 cost for listing services		205

The cost for the listing service of $205 million has been presented as an exceptional item as outlined in note 5, with an offset in other reserves of $164 million and in other liabilities and provisions of $41 million, respectively.

25. Dividends

	Year ended December 31,
	2022	2021
	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2022: $0.10 per share	60	–
Interim dividend for 2022: $0.10 per share	61	–
Interim dividend for 2022: $0.10 per share	59	–
Interim dividend for 2022: $0.10 per share	60	–
Cash dividends on preferred shares declared and paid:
Interim dividend for 2022	6	–
Interim dividend for 2022	5	–
	251	–

On April 26, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

Ardagh Metal Packaging S.A.

On May 27, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $61 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

On September 29, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $59 million was paid on October 27, 2022 to shareholders of record on October 13, 2022.

On October 25, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on November 28, 2022 to shareholders of record on November 14, 2022.

On September 29, 2022, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million (approximately $6 million) was paid on October 27, 2022.

On October 25, 2022, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million (approximately $5 million) was paid on November 28, 2022.

26.  Related party transactions and information

(i)	Interests of Paul Coulson

At February 21, 2023, the approval date of these financial statements, ARD Holdings S.A., the ultimate parent company of Ardagh Metal Packaging S.A. is controlled by Paul Coulson, our Chairman, who controls ARD Holdings S.A. as a result of his 18.83% stake in ARD Holdings S.A. and his 52.42% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A. Other than 125,000 ordinary shares directly held by Mr. Coulson, he has no direct ownership in the shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the shares of AMPSA held by Ardagh by virtue of his control of ARD Holdings S.A. and AGSA.

(ii)	Common directorships

Paul Coulson, Abigail Blunt, Yves Elsen, Oliver Graham, Damien O’Brien, The Rt. Hon. the Lord Hammond of Runnymede, John Sheehan, Hermanus Troskie, and Edward White who serve as directors on the board of the Company also serve as directors on the board of AGSA. Paul Coulson, Yves Elsen, John Sheehan and Hermanus Troskie who serve as directors on the board of the Company also serve as directors on the board of ARD Holdings S.A.. Two of the ARD Holdings S.A. directors who are also directors on the board of the Company (Paul Coulson and Hermanus Troskie) also serve as directors in the Yeoman group of companies.

During the year ended December 31, 2022, the Company and its subsidiaries entered into transactions relating to non-material non-employee director and office rental fees with certain members of the Maitland International Holdings and Stonehage Fleming groups of companies.  Hermanus Troskie is a director of the Company and during the year ended December 31, 2022, he was employed for one month by the Maitland International Holdings group of companies and for the remainder of the reporting period by the Stonehage Fleming group of companies.

(iii) Yeoman Capital S.A.

At December 31, 2022, Yeoman Capital S.A. owned 33.88% of the ordinary shares of ARD Holdings S.A.

Ardagh Metal Packaging S.A.

(iv)  Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. Key management include individuals who provide services to AMPSA while the related costs are fully borne by the Ardagh Group. An allocation of the compensation attributable for these services is included below. The amount outstanding at December 31, 2022, was $nil (2021: $2 million).

Salaries and other short-term employee benefits related to key management for the year ended December 31, 2022, was $3 million (2021: $5 million). Post-employment and other benefits for the year ended December 31, 2022, was $1 million (2021: $nil).

In addition, subsidiaries of the Ardagh Group, which do not form part of the Group, incurred transaction-related and other compensation for key management during the year of $nil (2021: $28 million).

For the year ended December 31, 2020, the key management personnel of the Ardagh Group controlled and directed the operations of the AMP Business as it was not managed separately. Payments to these personnel were primarily made by the Ardagh Group which does not form part of the AMP Business. It is not possible to determine with certainty the charges that the AMP Business received for the mentioned key personnel, although a portion of the key management compensation was included in the corporate costs allocated to the AMP Business.

(v)	Transactions with Associates

Trivium Packaging B.V. (“Trivium”) and its subsidiaries are associates of AMPSA. For the year ended December 31, 2022, a subsidiary of AMPSA completed the purchase of land from a subsidiary of Trivium for a total consideration of approximately $3 million and completed other non-material transactions, including but not limited to, the sale of spare parts to and receipt of cutting and printing services from Trivium subsidiaries.

(vi) Transactions and balances with Other Related Parties

For the year ended December 31, 2022 other related party transaction and balances include the settlement of related party loans (note 5 and note 19), the Group’s pension schemes (note 5 and note 20), the Services Agreement and the Joint IT Assets Agreement between AMPSA and AGSA (please see below and note 10, respectively), the issuance of ordinary shares and preferred shares to AGSA (note 17), derivative financial instruments (note 19), Earnout shares (note 21), movement in working capital, including costs reimbursed from AGSA of $8 million and dividends (note 25).

In 2021 AGSA and AMPSA entered into a Services Agreement, pursuant to which AGSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AGSA and its affiliates (other than the AMP Entities). The services provided by AGSA, either directly or indirectly through its affiliates, pursuant to the Services Agreement include typical corporate functional support areas such as finance, legal, risk, HR, procurement, sustainability and IT in order to complement the activities in areas which exist within AMPSA. The services provided by AMPSA, either directly or indirectly through its affiliates, are mainly in the areas of procurement and IT. For each calendar year from 2021 through 2024, as consideration for the net corporate services provided by AMPSA and AGSA, or their respective direct or indirect

Ardagh Metal Packaging S.A.

affiliates, AMPSA has incurred an expense of $33 million from Ardagh Group for the calendar year 2021, and $38 million for calendar year 2022 and will incur an expense of $39 million for calendar year 2023 and $39 million for calendar year 2024. The fees paid for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024 or, if earlier, the date upon which AMP or Ardagh Group undergoes a change of control, all corporate services provided pursuant to the Services Agreement will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such corporate services and the level of services expected to be provided.

The table below reflects the following related party transactions recorded through invested capital in the three months ended March 31, 2021 and the year ended December 31, 2020:

	For the period ended	For the year ended
	March 31,	December 31,
	2021	2020
	$’m	$’m
Net cash received from/(remitted to) Ardagh	206	(55)
Tax offset in invested capital	(34)	8
Other changes in intercompany balances	4	(2)
	176	(49)

Other changes in intercompany balances represent unsettled amounts between the Group and the rest of the Ardagh Group in relation to the transactions listed above.

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at December 31, 2022.

Ardagh Metal Packaging S.A.

(vii) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, with the exception of Hart Print Inc. which is 92% owned, at December 31, 2022:

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil
Hart Print Inc.	Canada
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SL	Spain
Ardagh Metal Packaging Spain SL	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States

A number of the above legal entities act as subsidiary guarantor for the debt of the Company, at December 31, 2022.

27.  Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

Ardagh Metal Packaging S.A.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change on the Group has not resulted in a contingent obligation at December 31, 2022.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

28. Events after the reporting period

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a start-up digital can printer based in Switzerland, for an initial consideration of €15 million, with a further €10 million payable in 2024, subject to NOMOQ achieving certain milestones.

On February 21, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be paid on March 28, 2023 to shareholders of record on March 14, 2023.

On February 21, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend will be paid on March 28, 2023.

29. Company financial information

  This note has been included in these financial statements in accordance with the requirements of Regulation S-X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for the Company as presented in accordance with IFRS as issued by the IASB. The statement of comprehensive income and the statement of cash flows reflect the year ended December 31, 2022, and the year ended December 31, 2021, from the date of incorporation on January 20, 2021.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The individual company financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

The functional currency of the Company is euro and accordingly, the individual company financial information set out below is presented in euro.

Ardagh Metal Packaging S.A.

(i)	Statement of financial position

	At December 31,	At December 31,
	2022	2021
	€’m	€’m
Non-current assets
Investments in subsidiary undertakings	3,401	3,401
	3,401	3,401

Current assets
Amounts receivable from subsidiary undertakings	-	11
Other receivables and prepayments	-	2
	-	13
Total assets	3,401	3,414

Equity attributable to owners of the parent
Issued capital	256	6
Share premium	5,097	5,100
Legal reserve	1	-
Other reserves	(1,832)	(1,832)
Retained earnings	(221)	(148)
Total equity	3,301	3,126
Non-current liabilities
Amounts payable to related parties (iv)	71	258
Other liabilities (v)	7	30
	78	288

Current liabilities
Amounts payable to subsidiary undertakings	22	-
	22	-
Total liabilities	100	288
Total equity and liabilities	3,401	3,414

Ardagh Metal Packaging S.A.

(ii) Statement of comprehensive income

	Year ended December 31,	Year ended December 31,
	2022	2021
	€’m	€’m
Dividend income	-	46
Other external charges	(3)	(1)
Finance income	1	1
(Loss)/profit before exceptional items	(2)	46
Exceptional operating costs (vi)	(2)	(183)
Exceptional finance income/(costs) (vi)	210	(11)
Profit/(loss) before tax	206	(148)
Income tax	—	—
Profit/(loss) and total comprehensive income for the year	206	(148)

(iii) Statement of cash flows

	Year ended December 31,	Year ended December 31,
	2022	2021
	€’m	€’m
Cash flows from operating activities
Cash used in operations	(4)	(12)
Net cash used in operating activities	(4)	(12)
Cash flows from investing activities
Contribution to subsidiary undertaking	-	(585)
Net cash used in investing activities	-	(585)
Cash flows from financing activities
Proceeds from borrowings	35	-
Repayment of borrowings	-	(11)
Proceeds from share issuance (vii)	247	561
Treasury shares purchased (viii)	(34)	-
Dividends (paid)/received (ix)	(244)	46
Net cash inflow from financing activities	4	596
Net decrease in cash and cash equivalents	-	(1)
Cash and cash equivalents at the beginning of the year	-	—
Exchange gains on cash and cash equivalents	-	1
Cash and cash equivalents at end of year	—	—

(iv) Amounts payable to related parties

Amounts payable to related parties at December 31, 2022 relate to the Earnout Shares which are issuable by AMPSA to AGSA - see note 21 and 26.

Ardagh Metal Packaging S.A.

(v) Other liabilities

Other liabilities relate to the Warrants – see note 21.

(vi) Exceptional costs

Exceptional operating costs of €2 million have been recognized for the year ended December 31, 2022 (2021: €183 million, primarily relating to listing service expenses for AMPSA). Exceptional finance costs comprised of a net €210 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants (2021: €11 million loss).

(vii) Proceeds from share issuance

During the year, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to Ardagh for €250 million, which was offset by the payment of €3 million directly attributable transaction costs related to the issuance of equity. During the year ended December 31, 2021, PIPE Investors subscribed for and purchased shares of the Company for an aggregate cash amount of €585 million, offset by the payment of €24 million of directly attributable transaction costs related to the issuance of equity.

(viii) Treasury shares purchased

During the year, the Company repurchased a total of 5,768,638 ordinary shares (December 31, 2021: nil ordinary shares) returning €34 million to shareholders. The amount paid to repurchase these shares was initially recognized as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended December 31, 2022, the amount paid to repurchase these shares was transferred to retained earnings.

(ix) Dividends (paid)/received

During the year the Company paid a dividend to its equity holders of €244 million. During the year ended, December 31, 2021, the Company received a dividend of €46 million from its subsidiary Ardagh Metal Packaging Group Sarl.

(x) Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2022 including guarantees under Section 357 of the Irish Companies Act, 2014 and Section 264 of the German Commercial Code. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries.

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2022.

Ardagh Metal Packaging S.A.

(xi) Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent-only financial information and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2022	2021
	€’m	€’m
IFRS profit/(loss) reconciliation:
Parent only-IFRS equity	206	(148)
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	18	(29)
Consolidated IFRS profit/(loss) for the year	224	(177)

	Year ended December 31,
	2022	2021
	€’m	€’m
IFRS equity reconciliation:
Parent only-IFRS equity	3,301	3,126
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,874)	(2,873)
Consolidated-IFRS equity	427	253

	At December 31,
	2022	2021
	$'m	$'m
IFRS profit/(loss) reconciliation:
Parent only-IFRS equity	218	(176)
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	19	(34)
Consolidated IFRS profit/(loss) for the year	237	(210)

	At December 31,
	2022	2021
	$'m	$'m
IFRS equity reconciliation:
Parent only-IFRS equity	3,521	3,541
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,066)	(3,255)
Consolidated-IFRS equity	455	286

Ardagh Metal Packaging S.A.