Form 20-F
period 2023-12-31
Ardagh Metal Packaging S.A.
filed 2024-02-29
CIK 1845097

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

597,634,594 Ordinary Shares, par value €0.01 per share

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

Large Accelerated Filer ☐Accelerated Filer ☒

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

Item 17 __ Item 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐         No ☒

Ardagh Metal Packaging S.A.

Definitions and Terminology

Except where the context otherwise requires or where otherwise indicated, all references to “AMPSA,” the “Group,” the “Company,” “we,” “us” and “our” refer to Ardagh Metal Packaging S.A. and its consolidated subsidiaries, except where the context otherwise requires.

References to legislation are, except where otherwise stated, references to the legislation of the United States of America.

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to:

●	“AGSA” are to Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 160804;
●	“AMP Business” are to the business of developing, manufacturing, printing, marketing and selling metal beverage cans and ends and related technical and customer services as engaged by AMPSA and its subsidiaries;
●	“AMP Transfer” are to a series of transactions pursuant to the Transfer Agreement in connection with the Business Combination effected by AGSA on April 1, 2021 that resulted in (a) the equity interests of Ardagh Packaging Holdings Limited, an Irish subsidiary of AGSA, and certain other subsidiaries of AGSA engaged in the metal beverage can business being directly or indirectly owned by AMPSA (all such entities collectively, the “AMP Entities”) and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities;
●	“Ardagh Group” are to AGSA and its consolidated subsidiaries, except where the context requires otherwise;
●	“Articles” are to the articles of association of AMPSA;
●	“Business Combination” are to the transactions contemplated by the Business Combination Agreement;
●	“Business Combination Agreement” are to the Business Combination Agreement, dated as of February 22, 2021, as amended from time to time, by and among GHV, AMPSA, AGSA and MergeCo, and filed as Exhibits 4.1 and 4.2 to this Annual Report;
●	“GHV” are to Gores Holdings V, Inc., a Delaware corporation which, following the Merger, was renamed to “Ardagh MP USA Inc.”;
●	“GHV Sponsor” are to Gores Sponsor V LLC, a Delaware limited liability company;
●	“MergeCo” are to Ardagh MP MergeCo Inc;
●	“Merger” are to the merger of MergeCo with and into GHV, with GHV surviving the Merger as a wholly owned subsidiary of AMPSA, which occurred on August 4, 2021;

Ardagh Metal Packaging S.A.

●	“NYSE” are to the New York Stock Exchange;
●	“Ordinary Shares” are to ordinary shares of AMPSA, with a nominal value of €0.01 per share;
●	“Paris Agreement” are to the Paris Agreement of 2015 adopted by 196 countries, under which governments mutually pledged to limiting global warming to well-below 2°C, preferably to 1.5°C, compared to pre-industrial levels;
●	“PIPE” are to the private placement pursuant to which the Subscribers purchased 69,500,000 Ordinary Shares, for a purchase price of $10.00 per share (the “PIPE Shares”);
●	“Preferred Shares” are to the 56,306,306 redeemable non-voting shares in the Company, with a par value of €4.44 per share, and any such shares issued from time to time in the Company;
●	“Registration Rights and Lock-Up Agreement” are to the registration rights and lock-up agreement, dated as of August 4, 2021, by and among AGSA, AMPSA, GHV Sponsor and certain persons associated with GHV Sponsor, a form of which is filed as Exhibit 4.4 to this Annual Report;
●	“Science-Based Sustainability Targets” are to the targets that are in line with what the latest climate science deems necessary to meet the goals of the Paris Agreement (limiting global warming to well-below 2°C above pre-industrial levels and pursuing efforts to limit warming to 1.5°C);
●	“Science-Based Targets initiative” or “SBTi” are to the initiative to drive climate action in the private sector by enabling companies to set science-based emissions reduction targets;
●	“Scope 1 emissions” are to those greenhouse gas emissions that an organization makes directly from activities;
●	“Scope 2 emissions” are to greenhouse gas emissions that an organization makes indirectly;
●	“Scope 3 emissions” are to all indirect greenhouse gas emissions that occur in the value chain of the reporting company, including both upstream and downstream emissions;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“Services Agreement” are to the services agreement, dated as of August 4, 2021, by and between AGSA and AMPSA, related to the provision of certain corporate and business-unit services by AGSA to AMPSA and its subsidiaries and by AMPSA and its subsidiaries to AGSA, filed as Exhibit 4.6 to this Annual Report;
●	“Shareholders Agreement” are to the shareholders agreement entered into by AGSA and AMPSA on August 4, 2021 and filed as Exhibit 4.5 to this Annual Report;
●	“Subscribers” are to the investors that purchased Ordinary Shares in the PIPE;
●	“Subscription Agreements” are to the subscription agreements, dated as of February 22, 2021, entered into with the Subscribers and the GHV Sponsor, pursuant to which the Subscribers and the GHV Sponsor agreed to purchase, and AMPSA agreed to sell to the Subscribers and the GHV Sponsor the PIPE Shares for an aggregate cash amount of $600,000,000, a form of which is filed as Exhibit 4.3 to this Annual Report;

Ardagh Metal Packaging S.A.

●	“Transfer Agreement” are to the transfer agreement, dated as of February 22, 2021, by and between AGSA and AMPSA, filed as Exhibit 4.7 to this Annual Report;
●	“Warrants” are to the warrants of AMPSA, each exercisable for one Share at an exercise price of $11.50 per share, subject to adjustment as described in the Warrant Agreement as set forth under “Exhibit 2.7—Description of Securities Registered pursuant to Section 12 of the Exchange Act” to this Annual Report; and
●	“Warrant Agreement” are to the warrant agreement, dated as of August 10, 2020, by and between GHV and Continental Stock Transfer & Trust Company as warrant agent, filed as Exhibit 2.3 to this Annual Report, as assigned to AMPSA and amended in accordance with a warrant assignment, assumption and amendment agreement, dated August 4, 2021, by and among AMPSA, GHV, Computershare Inc. and Computershare Trust Company, N.A., filed as Exhibit 2.2 to this Annual Report.

General Information

AMPSA was incorporated under the laws of Luxembourg on January 20, 2021 as a public limited liability company (société anonyme) having its registered office at 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465.

The Company has direct and indirect ownership of 100% of the issued share capital of holding companies which hold all of our principal finance and operating subsidiaries.

Group Consolidated Financial Statements – Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”). IFRS Accounting Standards are comprised of standards and interpretations approved by the IASB, and standards and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS Accounting Standards hereafter should be construed as references to IFRS Accounting Standards as issued by the IASB.

The audited consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and the Earnout Shares are stated at fair value;
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the audited consolidated financial statements are

Ardagh Metal Packaging S.A.

discussed in critical accounting estimates, assumptions and judgments in note 3 to the audited consolidated financial statements included in this Annual Report.

Basis of preparation prior to the AMP Transfer

For the periods prior to the AMP Transfer, audited consolidated financial statements have been prepared on a carve-out basis from the audited consolidated financial statements of AGSA, to represent the financial position and performance of the AMP Business as if the AMP Business had existed on a stand-alone basis for the three months from January 1, 2021 to April 1, 2021, the date that the AMP Transfer occurred, for the consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows. However, those audited consolidated financial statements are not necessarily indicative of the results that would have occurred if the AMP Business had been a stand-alone entity during the period presented.

The audited consolidated financial statements have been prepared by aggregating the financial information from the entities as described in note 27 to the audited consolidated financial statements included elsewhere in this Annual Report, together with assets, liabilities, income and expenses that management has determined are specifically attributable to the AMP Business including related party borrowings, and direct and indirect costs and expenses related to the operations of the AMP Business. The following summarizes the principles applied in preparing the audited consolidated financial statements:

●	Controlled companies that are part of the AMP Business have been included in the audited consolidated financial statements, as further described in note 27 to the audited consolidated financial statements included elsewhere in this Annual Report. Goodwill, customer relationship intangible assets and fair value adjustments directly attributable to the acquisition of the controlled companies that are part of the AMP Business by Ardagh Group, have been included in the audited consolidated financial statements. No companies were acquired or disposed of during the financial periods prior to the AMP Transfer;
●	The AMP Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. The net assets of the AMP Business are represented by the cumulative investment of Ardagh Group in the AMP Business, shown as invested capital;
●	All intercompany balances, investments in subsidiaries and share capital within the AMP Business have been eliminated upon combination in the audited consolidated financial statements;
●	All employee benefit obligations are directly attributable to the AMP Business and are obligations of the entities described in note 21 to the audited consolidated financial statements included in this Annual Report;
●	Cumulative translation differences directly attributable to the controlled companies that are part of the AMP Business, have been allocated at the amounts included in Ardagh Group’s audited consolidated financial statements;
●	Corporate center costs allocated by Ardagh Group, prior to the AMP Transfer, have been included in selling, general and administration (“SG&A”) expenses ($9 million for the three months ended March 31, 2021). The Ardagh Group support provided to the AMP Business included stewardship by Ardagh Group senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to, discrete support which was provided from centralized management activities such as human resources (“HR”), sustainability and information technology (“IT”) in order to complement and support the activities in these areas which existed within the AMP Business. The Ardagh Group corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the AMP Business reflected all the costs of doing business and management believes that the

Ardagh Metal Packaging S.A.

allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh Group and are not necessarily representative of costs that may arise in the future;
●	Tax charges and credits and balances in the audited consolidated financial statements have been calculated as if the AMP Business was a separate taxable entity using the separate return method. The tax charges and credits recorded in the consolidated income statement and tax balances recorded in the consolidated statement of financial position have been affected by the taxation arrangements within Ardagh Group and are not necessarily representative of the positions that may arise in the future. Differences between the tax charges and credits and balances in the audited consolidated financial statements, and the tax charges and credits and balances in the historical records of the AMP Business are included in invested capital;
●	The AMP Business has its own treasury functional team with certain treasury and risk management functions being performed by a central treasury function, which includes cash pooling and similar arrangement between Ardagh Group and the AMP Business. Interest on related party borrowings and allocated costs and expenses as described below have generally been deemed to have been paid by the AMP Business to Ardagh Group in the month in which the costs were incurred. In addition, all external debt used to fund Ardagh Group’s operations is managed and held centrally. Related party borrowings to Ardagh Group, representing back-to-back agreements related to those components of Ardagh Group’s corporate debt used to fund the initial acquisition of the AMP Business by Ardagh Group, are included in the audited consolidated financial statements reflecting the debt obligation and related interest costs of the AMP Business. Any cash balances reflected on the audited consolidated financial statements are legally owned by the AMP Business. Ardagh Group has entered into certain derivative instruments with external counterparties on behalf of the AMP Business and on the back of those related-party derivatives between Ardagh Group and the AMP Business have been executed, the impact of which have been included in the audited consolidated financial statements;
●	Other intercompany balances between Ardagh Group and the AMP Business with the exception of the related party borrowings discussed above are deemed to be long term funding in nature and did not remain a liability upon separation from Ardagh Group and hence have been presented as part of invested capital in the audited consolidated financial statements.

Basis of preparation after the AMP Transfer

For the periods after the AMP Transfer, from April 1, 2021 through December 31, 2021, and the years ended December 31, 2022 and 2023, audited consolidated financial statements have been prepared for the Group as a stand-alone business.

The audited consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Metal Packaging S.A. (the “Board”) on February 20, 2024.

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

Ardagh Metal Packaging S.A.

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

We routinely post important information on our website www.ardaghmetalpackaging.com/corporate/investors. This website and any other websites referenced herein and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report.

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

It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this Annual Report from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

●	an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;
●	competition from other metal packaging producers and alternative forms of packaging;
●	concentration of our customers or changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements;
●	a significant write-down of goodwill;
●	varied seasonal demands for our products and unseasonable weather conditions;
●	changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation;
●	further consolidation of our existing customer base;
●	availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs;
●	stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war (as defined below);
●	reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption;

Ardagh Metal Packaging S.A.

●	changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products;
●	currency, interest rate and commodity price fluctuations;
●	any future pandemics or disease outbreaks that may have adverse impacts on worldwide economic activity and our business;
●	interruption in the operations of our production facilities including through infrastructure failure caused by physical damage;
●	acquisitions, including with respect to successful integration;
●	organized strikes or work stoppages by our unionized employees;
●	dependence on our executive and senior management, and highly skilled personnel;
●	costs and future funding obligations associated with post-retirement benefits provided to our employees;
●	data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events;
●	impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets;
●	environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us;
●	legislation and regulation, including costs of compliance and changes to laws and regulations governing our business;
●	workplace injury and illness claims at our production facilities;
●	failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk;
●	litigation, arbitration and other proceedings;
●	non-existent, insufficient or prohibitively expensive insurance coverage;
●	failure to maintain an effective system of disclosure controls and internal controls over financial reporting;
●	our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements; and
●	other risks and uncertainties described herein, including those under “Item 3. Key Information—D. Risk Factors.”

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

Non-IFRS Financial Measures

This Annual Report contains certain consolidated financial measures such as Adjusted EBITDA, working capital, net debt, and ratios relating thereto that are not calculated in accordance with IFRS Accounting Standards or Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Adjusted EBITDA consists of profit/(loss) for the

Ardagh Metal Packaging S.A.

year before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items.

Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS financial measures. The non-IFRS financial measures used by AMPSA may differ from, and not be comparable to, similarly titled measures used by other companies.

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

Risks Relating to Our Business, Products and Industry

●	risks relating to an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;
●	risks relating to competition from other metal packaging producers and alternative forms of packaging;
●	risks relating to the concentration of our customers or changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements;

Ardagh Metal Packaging S.A.

●	risks associated with a significant write-down of goodwill;
●	risks relating to the varied seasonal demand for our products and unseasonable weather conditions;
●	risks associated with changes in consumer lifestyle, nutritional preferences, health-related concerns, health-related drug development and consumer taxation;
●	risks associated with the further consolidation of our existing customer base;

Risks Relating to Our Supply Chain

●	risks relating to the availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs;
●	risks relating to the stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war;
●	risks relating to the availability and cost of oil and its by-products as a result of political tension or conflict in the Middle East;
●	risks associated with our reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption;

Risks Relating to Economic, Market and Political Matters

●	risks relating to changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products;
●	risks relating to currency, interest rate and commodity price fluctuations;
●	risks relating to any future pandemics or disease outbreaks that have had and may in the future have adverse impacts on worldwide economic activity and our business;

Risks Relating to Our Employees and Operations

●	risks relating to any interruption in the operations of our production facilities including infrastructure failure from physical damage;
●	risks associated with acquisitions, including with respect to successful integration;
●	risks relating to organized strikes or work stoppages by our unionized employees;
●	risks relating to our dependence on our executive and senior management, and highly skilled personnel;
●	risks associated with costs and future funding obligations associated with post-retirement benefits provided to our employees;

Risks Relating to our Information Technology Systems

●	risks associated with data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events;

Risks Relating to Legal and Regulatory Matters

●	risks relating to the impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets;
●	risks relating to environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us;

Ardagh Metal Packaging S.A.

●	risks relating to legislation and regulation, including costs of compliance and changes to laws and regulations governing our business;
●	risks associated with workplace injury and illness claims at our production facilities;
●	risks relating to failure of our control measures and systems that result in faulty or contaminated products;
●	risks relating to litigation, arbitration and other proceedings;
●	risks associated with non-existent, insufficient or prohibitively expensive insurance coverage;
●	risks associated with failure to maintain an effective system of disclosure controls and internal controls over financial reporting;

Other

●	risks relating to the AMP Transfer;
●	risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements;
●	risks relating to the ownership of our Ordinary Shares, including those associated with the activities of our shareholders and our position as a company controlled by AGSA and our status as a Luxembourg company and a foreign private issuer; and
●	other risks and uncertainties as set forth in this “Item 3. Key Information—D. Risk Factors.”

For a more complete discussion of the material risks facing our business, see below.

Risks Relating to Our Business, Products and Industry

An increase in metal beverage can manufacturing capacity, including that of our competitors, without a corresponding increase in demand for metal beverage can packaging could cause prices to decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business.

The profitability of metal beverage packaging companies is heavily influenced by the supply of, and demand for, metal packaging. We and all of our major competitors have recently undertaken significant metal beverage can capacity expansions in the United States, Europe and Brazil. Such expansions are long-term in nature and may produce excess supply if the demand for metal beverage cans is weaker than anticipated, and the prices we receive for our products could decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We cannot assure you that metal beverage can manufacturing capacity in any of our markets, including the capacity of our competitors, will not increase further in the future, nor can we assure you that demand for metal beverage packaging will meet or exceed supply.

We face competition from other metal packaging producers, as well as from manufacturers of alternative forms of packaging.

The sectors in which we operate are relatively mature and competitive. Prices for the products manufactured by us are primarily driven by raw material costs. Competition in the market is based on price, as well as on innovation, sustainability, design, quality and service. Increases in productivity, combined with potential surplus capacity from recent or planned new investment in the industry, could result in pricing pressures in the future. Our principal competitors include Ball Corporation, Crown Holdings and CANPACK, and some of our competitors may have greater financial, technical or marketing resources, or may have more desirably located, newly installed or excess capacity. See “—An increase in metal

Ardagh Metal Packaging S.A.

beverage can manufacturing capacity, including that of our competitors, without a corresponding increase in demand for metal beverage can packaging could cause prices to decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business” for a further discussion on impact of excess capacity in our market. To the extent that any one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Moreover, changes in the global economic environment could result in reductions in demand for our products in certain instances, which could increase competitive pressures. The occurrence of any of the aforementioned events, among others, could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for a further discussion on the impact of the global economic environment on our business.

In addition, we are subject to substantial competition from producers of packaging made from plastic, glass, carton and composites, for example, PET bottles for carbonated soft drinks. Changes in consumer preferences in terms of packaging materials, style and product presentation or a decrease in the costs of alternative packaging products can significantly influence sales, and there can be no assurance that our products will successfully compete against alternative packaging products. An increase in consumer demand for alternative packaging could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Certain of our customers meet some of their metal beverage packaging requirements through self-manufacturing, which reduces their external purchases of packaging. For example, AB InBev manufactures metal beverage packaging through its affiliate, Metal Container Corporation in the United States, as well as directly in Brazil. The potential of further vertical integration of our customers could introduce new production capacity in the market, which may create an imbalance between metal beverage packaging supply and demand and could have a material adverse effect on our future performance.

As our customers are concentrated, our business could be materially adversely affected if we were unable to maintain relationships with our largest customers.

Our ten largest customers accounted for approximately 55% of our revenue for the year ended December 31, 2023. While we believe that we have good relationships with these customers, there can be no assurance that we will be able to maintain these relationships. Over 80% of our revenue for the year ended December 31, 2023 was backed by multi-year supply agreements, ranging from two to seven years in duration. Although these arrangements have provided, and we expect they will continue to provide, the basis for long-term partnerships with our customers, there can be no assurance that our customers will not cease to purchase our products. These arrangements, unless they are renewed, expire in accordance with their respective terms and may be terminated under certain circumstances, such as our failure to meet quality, volume or other contractual commitments. In addition, if our customers unexpectedly reduce the amount of metal beverage cans they purchase from us, cease purchasing our metal beverage cans altogether, or if there are any changes in their strategic choices, such as whether to prioritize price or volume requirements, our revenues could decrease and our inventory levels could increase, both of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

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

Ardagh Metal Packaging S.A.

A significant write-down of goodwill could have a material adverse effect on our financial condition and results of operations.

Our goodwill as of December 31, 2023 was $1.0 billion. We evaluate goodwill annually or whenever indicators suggest that impairment may have occurred. The determination of the recoverable amounts of goodwill requires the use of a market approach, which includes estimates and assumptions which are based on comparable companies’ equity valuations. The resulting accounting estimates will, by definition, seldom equal the related actual results. As described further in the audited consolidated financial statements included in this Annual Report, we use the fair value less costs of disposal (“FVLCD”) model for the purposes of our annual goodwill impairment testing. However, if an impairment indicator exists for a cash generating unit (“CGU”), we also use the value in use (“VIU”) model in order to establish the recoverable amount being the higher of the FVLCD model and VIU model when compared to the carrying value of the CGU. Sensitivity analysis is performed reflecting potential variations in assumptions. Future changes in the estimates and assumptions used in the FVLCD or VIU models, general market conditions, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write-down goodwill for the amount of the impairment. If a significant write-down is required, the charge would have a material adverse effect on our business, financial condition, results of operations or prospects.

Demand for our products is seasonable. Unseasonable weather conditions, including as a result of climate change, could lead to unpredictability of demand and materially adversely affect our business.

Demand for our products is seasonal and strongest during spring and summer, which means that our sales in North America and Europe are typically, based on historical trends, greater in the second and third quarters of the year and generally lower in the first and fourth quarters. In Brazil, sales are typically strongest in the first and fourth quarters and generally lower in the second and third quarters. However, demand for our products during the quarters with historically greater sales could be reduced if there is unseasonably cool weather in any of these regions.

Unseasonable weather could become a more frequent occurrence as a result of climate change, which could have an adverse effect on demand for our products. The occurrence of any such events leading to unpredictability of demand could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Legal and Regulatory Matters—Climate change may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes” for a more detailed discussion of the ability of extreme weather events to adversely impact our business.

Changes in consumer lifestyle, nutritional preferences, health-related concerns, health-related drug development and consumer taxation could have a material adverse effect on our business.

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

In addition, public health and government officials have become increasingly concerned about the health consequences associated with over-consumption of certain types of beverages, such as sugar-sweetened and alcoholic beverages, including those produced by certain of our customers. For example, France and the United Kingdom have introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of such taxes, demand has

Ardagh Metal Packaging S.A.

decreased in these countries, and the imposition of similar health-related taxes in the future on end-products in other countries may lower the demand for certain soft drinks and alcoholic beverages that our customers produce, which may as a result cause our customers to reduce their purchases of our products. In addition, the development of appetite suppressant drugs or weight loss medication may change the demand for certain types of beverages. Any decline in the popularity of any end-products due to lifestyle, nutrition or health considerations, or our inability to adapt to customer needs, could have a significant impact on our customers and could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

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

Risks Relating to Our Supply Chain

Our profitability could be adversely affected by the availability and increase in the costs of raw and other input materials, including as a result of changes in tariffs and duties.

We use various raw and other input materials, such as aluminum in our production. The availability of various raw and other input materials and their prices depend on global and local supply and demand forces, governmental regulations, level of production, resource availability, transportation and other factors. No assurance can be given that we would be able to secure our raw and other input materials from sources other than our current suppliers on terms as favorable as our current terms, or at all. The cost of any of the principal raw or input materials that we use may also significantly increase as a result of any tariff increases, sanctions, duties, transportation disruptions or delays, or other trade actions. Any such shortages, transportation disruptions or increases in cost could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

The primary raw material that we use is aluminum, which is in turn rolled into can body and can end stock by our suppliers for use in our production process. Our business is exposed to both the availability of aluminum and the volatility of aluminum prices, including associated premia. Aluminum is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a detailed description on the currency risks associated with the price volatility of aluminum. While in the past sufficient quantities of aluminum have been generally available for purchase, these quantities may not be available in the future, and, even if available, we may not be able to continue to purchase them at current prices. In addition, any increase in the level of investment in metal beverage can capacity expansion by us and our competitors will require a significant increase in can sheet production by the aluminum suppliers, which will in turn require them to make significant investment and capital expenditures. Failure by the suppliers to increase capacity could cause supply shortages and significant increases in the cost of aluminum.

Ardagh Metal Packaging S.A.

While raw materials are generally available from a range of suppliers, they are subject to fluctuations in price and availability based on a number of factors, including general economic conditions, commodity price fluctuations (such as with respect to aluminum on the London Metal Exchange), the demand by other industries, such as automotive, aerospace and construction, for the same raw materials and the availability of complementary and substitute materials. Furthermore, adverse economic or financial changes, industrial disputes, pandemic-related or energy-related supply disruptions could impact our suppliers, thereby causing supply shortages or increasing costs for our business. Our raw materials suppliers also operate in relatively concentrated industries, and this concentration can impact raw material costs. Over the last ten years, the number of major aluminum suppliers has decreased and there is a possibility of further consolidation. Further consolidation could hinder our ability to obtain adequate supplies of these raw materials and could lead to higher prices for aluminum. In addition, the relative price of oil and its by-products could also impact our business, by affecting other input materials costs, such as coatings, lacquer and ink. Accordingly, the ongoing war in Ukraine (the “Russia-Ukraine war”) and the related economic sanctions and political tension or conflict in the Middle East could have a material adverse effect on our operating costs, and in turn, our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Economic, Market and Political Matters —Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for more details.

Although a significant number of our sales contracts with customers include provisions enabling us to pass through increases and reductions in certain input costs, such as aluminum and coatings, we may not be able to pass on all or substantially all raw material and other input price increases or increase our prices to offset increases in raw and other input material costs without suffering reductions in unit volume, revenue and operating income. The perceived certainty of supply at our competitors may also put us at a competitive disadvantage regarding pricing and product volumes. In addition, we may not be able to hedge successfully against raw material cost increases. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a more detailed description on hedging risks associated with commodity prices. Any of the above factors could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We are dependent on a reliable and affordable supply of energy, and any shortage of energy supplies to our production facilities or increased energy prices would have a material adverse effect on our business.

We require access to reliable sources of affordable energy as certain energy sources are vital to our operations and we rely on a continuous power supply to effectively conduct our business. The Russia-Ukraine war and the related sanctions have led to a significant increase in our energy and other input costs, and there may be further adverse impacts on energy supplies and prices, particularly in Europe, as a result of uncertainty with regard to Russia’s production and export of oil and natural gas or from political tension in the Middle East. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for more details.

In the event of energy shortages, we may not be able to meet our energy needs. This could lead to production stoppages, shutdowns, a decline in output, and decreased sales. In the event of a prolonged shortfall of adequate energy supplies, we could experience financial distress. In addition, any future increases or fluctuations in energy costs could result in a significant increase in our operating costs, and if we are not able to recover these costs from our customers, or through fixed-price procurement contracts, index tracking procurement contracts and hedging there could be a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Ardagh Metal Packaging S.A.

We are reliant on the performance of our suppliers, who may not be able to meet our demands due to supply chain disruption.

We are reliant on our suppliers for the timely delivery of raw materials, such as aluminum for the production of our metal beverage cans. We also engage third parties for the supply of various services, including, among others, logistics services for the transport of our metal beverage cans and IT services. If one or more of our suppliers is unable or unwilling to fulfil delivery obligations, for example due to shortages of necessary raw materials, elevated energy prices or energy shortages, external conflicts, labor shortages or strikes, capacity allocation to other customers, financial distress, insolvency, government regulations, currency rate fluctuations, natural disasters and adverse weather conditions that are exacerbated by climate change, or other unforeseen circumstances, we could be at risk of production downtime, inventory backlogs and delays in deliveries to customers. The risk of financial distress for our suppliers could become more acute if energy prices increase or remain elevated, or if energy supplies are threatened. As a result, we may need to bear increased costs for such services or to find alternative providers, which may not be available on comparable terms, or at all. In addition, such suppliers could provide services that do not meet our requirements or fail to provide services in a timely manner, which could cause us to experience disruptions, delays, or product quality issues. If any of the foregoing risks were to materialize, it could have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

Risks Relating to Economic, Market and Political Matters

Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products.

Demand for our packaging depends on demand for the products that use our packaging, which is primarily consumer driven and dependent on general economic conditions. Such macroeconomic conditions can be strongly influenced by geo-political events such as war, insurrection and other such conflicts between nations and state actors and can arise with little warning.  Deteriorating general economic conditions may adversely impact consumer confidence resulting in reduced spending on our customers’ products and, thereby, reduced or postponed demand for our products. Any adverse economic conditions may also lead to a limited availability of credit, which could have an adverse effect on the financial condition, particularly on the purchasing ability of some of our customers and distributors. This may result in requests for extended payment terms, credit losses, insolvencies and diminished available sales channels. Deteriorating general economic conditions could also have an adverse impact on our suppliers, causing them to experience financial distress or insolvency, and jeopardizing their ability to provide timely deliveries of raw materials and other essentials to us, which could in turn have material adverse effects on our business, results of operations, financial condition, cash flows or prospects. Furthermore, such changes in general economic conditions as described above, among others, may reduce our ability to forecast developments in our industry and plan our operations and costs accordingly, resulting in operational inefficiencies.

Recent events that have had a significant impact on macroeconomic conditions around the world include the COVID-19 pandemic, the Russia-Ukraine war and the cost-of-living crises in countries around the world. Government measures to contain the COVID-19 pandemic resulted in significant decline in business activity around the world. The Russia-Ukraine war and the sanctions and export-control measures instituted by the United States, the European Union and the United Kingdom, among others, against Russian and Belarussian persons and entities in response have contributed to heightened inflationary pressures (including increased prices for oil and natural gas), market volatility and economic uncertainty, particularly in Europe, which have affected our business. Inflation rates began rising significantly in the European Union, the United States, the United Kingdom and Brazil in late 2021 and continued to remain at high levels through 2022 and 2023. Sustained high prices and actions taken by central banks and other state actors to combat rising inflation rates could further undermine economic growth, contribute to regional or global economic recessions, cause declines in consumer spending and confidence and increase borrowing costs, among other effects, each of which could materially adversely impact our business, results of operations, financial condition, cash flows or prospects. See “—Risks

Ardagh Metal Packaging S.A.

Relating to Our Capital Structure—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a detailed discussion on the impact of changes in global economic conditions on our ability to raise new financing or refinance our existing borrowings. The slowdown of the global economy could lead to volatility in exchange rates that could increase the costs of our products. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on how this volatility could have a material adverse effect on our business.

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

Our functional currency is the euro and we present our financial information in U.S. dollars. Insofar as possible, we actively manage currency exposures through the deployment of assets and liabilities throughout the Group. Our policy is, where practical, to match net investments in foreign currencies with borrowings and swaps in the same currency. When necessary and economically justified, we enter into currency hedging arrangements to manage our exposure to currency fluctuations by hedging against exchange rate changes. However, we may not be successful in limiting such exposure, which could materially adversely affect our business, results of operations, financial condition, cash flows or prospects. In addition, our presented results may be impacted because of fluctuations in the U.S. dollar exchange rate versus the euro.

We have production facilities in nine different countries, and sell products to, and obtain raw materials from, entities located in these and different regions and countries globally. As a result, a significant portion of our consolidated revenue, costs, assets and liabilities are denominated in currencies other than the euro, in particular, the U.S. dollar, the British pound and the Brazilian real. For the year ended December 31, 2023, 74% of our revenue was from countries with currencies other than the euro. The exchange rates between the currencies which we are exposed to have fluctuated significantly in the past and may continue to do so in the future, which could have a material adverse effect on our results of operations. Volatility in exchange rates could increase the costs of our products that we may not be able to pass on to our customers, impair the purchasing power of our customers in different markets, result in significant competitive benefit to certain of our competitors that incur a material part of their costs in different currencies than we do, hamper our pricing, increase our hedging costs and limit our ability to hedge our exchange rate exposure. Furthermore, we are exposed to currency transaction risks, where changes in exchange rates affect our ability to purchase equipment and raw materials and sell products at profitable prices, reduce the value of our assets and revenues and increase liabilities and costs.

We are also exposed to interest rate risk, where fluctuations in interest rates may affect our interest expense on existing debt and the cost of new financing. While we use fixed rate debt and cross currency interest rate swaps to manage this type of risk, sustained increases in interest rates could nevertheless materially adversely affect our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Our Capital Structure—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a further discussion on how increases in interest rates could affect our ability to service our indebtedness.

We are also subject to commodity price risk, mainly as a result of fluctuations in the price and availability of raw materials and energy, such as aluminum, natural gas, electricity and diesel. We use derivative agreements to manage some of the material commodity cost risk. Aluminum has historically been subject to significant price volatility, and as aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum. Where we are unable to pass through increases in certain input costs to our customers, we operate hedging programs to manage the price and foreign currency risk on our aluminum purchases, but increased prices for aluminum could affect customer demand. See “—Risks Relating to Our Supply Chain—Our profitability could be adversely affected by the availability and increase in the costs of raw and other input materials, including as a result of changes in tariffs and duties” for more information on the availability and cost of aluminum.

Ardagh Metal Packaging S.A.

We have an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers. Our policy is to purchase natural gas and electricity by entering into forward price-fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead and for further diminishing portions of our anticipated requirements for subsequent years. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not trade nor look to profit from such activities. We avail ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. We typically build up these contractual positions in tranches of approximately 10% of the anticipated volumes. We also occasionally hedge portions of our natural gas, electricity and diesel price risk by entering into derivatives with banks, where it is deemed favorable versus hedging with suppliers. Any natural gas, electricity and diesel that is not purchased under forward fixed price arrangements or hedged with banks is purchased under index tracking contracts or at spot prices. However, there can be no assurance that our strategies will prove effective, given that there are certain circumstances that are beyond our control, such as for example increased market volatility as a result of the ongoing Russia-Ukraine war or political tension in the Middle East. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for further details. Our costs could be adversely impacted to the extent we are unable to counteract the effects of the aforementioned risks effectively.

For a further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pandemics or disease outbreaks, as well as governmental mandates and restrictions attributable thereto, have had, and may in the future have an adverse impact on worldwide economic activity and our business.

Pandemics or disease outbreaks, as well as measures enacted to prevent their spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, have impacted and may impact our business in the future in several ways. For example, the various governmental lockdown mandates and other restrictive measures in response to the COVID-19 pandemic between 2020 and 2022 reduced global economic activity, which resulted in lower demand for certain of our customers’ products and, therefore, the products we manufacture, although demand for “at-home” consumption increased and therefore demand for many of our customers’ products increased. As a result, the sales of our products proved to be resilient during the COVID-19 pandemic. However, the COVID-19 pandemic had an adverse effect on our operations, including disruptions to our supply chain and workforce and the incurrence of increased costs. The impact of any pandemic or disease outbreaks on capital markets could also increase our cost of borrowing. In addition, our customers, distribution partners, service providers or suppliers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their businesses due to any future pandemic or disease outbreaks, which could have a material adverse effect on our business. There can be no assurance that any future pandemics or disease outbreaks will not have a material adverse effect on global economic activity and on our business, results of operations, financial condition, cash flows or prospects.

Risks Relating to Our Employees and Operations

Any interruption in the operations of our production facilities may adversely affect our business including infrastructure failure from physical damage.

All of our manufacturing activities take place at production facilities that we own or lease under long-term leases. Our manufacturing processes include cutting, coating and shaping metal into containers. These processes, which are conducted at high speeds and involve operating heavy machinery and equipment, entail risks and hazards, including industrial accidents, leaks and ruptures, explosions, fires, mechanical failures and environmental hazards, such as spills, storage tank leaks, discharges or releases of toxic or hazardous substances and gases. Furthermore, certain of our

Ardagh Metal Packaging S.A.

production facilities are located in geographically vulnerable areas, including in some parts of the United States, and the risk of the occurrence of these hazards are exacerbated by the increasing frequency of extreme weather related events, such as floods, windstorms and wildfires as well as natural disasters, such as earthquakes. Such hazards could directly, as well as indirectly, impact our production facilities, for example, by affecting the availability of national infrastructure, such as road networks and electrical power grids, that we are reliant upon. These hazards may cause unplanned business interruptions, unscheduled downtime, transportation interruptions, personal injury and loss of life, severe damage to or the destruction of property and equipment, environmental contamination and other environmental damage, civil, criminal and administrative sanctions and liabilities, and third-party claims, which may have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

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

Even though we conduct regular maintenance on our operating equipment, due to the extreme operating conditions inherent in some of our manufacturing processes, we cannot assure you that we will not incur unplanned business interruptions due to equipment breakdowns or similar manufacturing problems. We could also experience disruption to our IT systems and other automated manufacturing processes, including through cybersecurity attacks, which could halt or severely reduce production. See “—Risks Relating to our Information Technology Systems—Our heavy reliance on technology and automated systems to operate our business could mean that any significant failure or disruption of these systems, including as a result of cybersecurity attacks, could have a material adverse effect on our business and reputation” for a further discussion on the impact of a cybersecurity attack on our business. There can be no assurance that alternative production capacity would be readily available in the event of an interruption.

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

We may not be able to integrate acquisitions effectively.

We consider acquisition to be one of our business drivers. There is no certainty that any acquired business will be effectively integrated. If we cannot successfully integrate acquired businesses within a reasonable time frame, we may not be able to realize the cost savings, synergies and revenue enhancements that we anticipate either in the anticipated amount or time frame, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expected. Our ability to realize anticipated cost savings and synergies may be affected by a number of factors, including the use of more cash or other financial resources on integration and implementation activities than we expect, such as restructuring and other exit costs, unanticipated conditions imposed in connection with obtaining required regulatory approvals, and increases in expected acquisition costs and expenses, which may offset the cost savings and other synergies realized from such acquisitions. To the extent we pursue an acquisition that causes us to incur unexpected costs or that fails to generate expected returns, or fail to successfully integrate such businesses, the diversion of management attention

Ardagh Metal Packaging S.A.

and other resources from our existing operations could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

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

We depend on our experienced executive team, who are identified under “Item 6. Directors, Senior Management and Employees,” members of senior management, and other key and skilled personnel. These individuals possess manufacturing, sales, marketing, technical, financial and other specialized skills that are critical to the operation of our business. The loss of services of one or more of the members of our executive team, members of senior management or other key and skilled personnel, or the failure to provide adequate succession plans for such personnel could adversely affect our operations, decision-making processes, core values and organizational behavior, and competitiveness until a suitable replacement can be found. Moreover, the hiring of qualified individuals in our industry is highly competitive and there may be a limited number of persons with the requisite skills and experience to serve in these positions, for example, where recruiting for replacements with similar expertise in can-making may not always be possible for our production facility-based roles. Our business may also suffer from various disruptions if we experience high levels of staff turnover across our business, or if our personnel do not adapt effectively to any adjustments or changes that we might make to our operating model. There can be no assurance that we would be able to locate, employ or retain required qualified personnel on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of our operations, cash flows or prospects.

We face costs and future funding obligations associated with post-retirement benefits provided to employees, which could have a material adverse effect on our financial condition.

As of December 31, 2023, our accumulated post-retirement benefit obligation, net of employee benefit assets, was approximately $147 million covering our employees in multiple jurisdictions. The costs associated with these and other benefits to employees could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We operate and contribute to pension and other post-retirement benefit schemes (including both single employer and multiple employer schemes) funded by a range of assets that include property, derivatives, equities and/or bonds. The value of these assets is heavily dependent on the performance of markets, which are subject to volatility. The liability structure of the obligations to provide such benefits is also subject to market volatility in relation to its accounting valuation and management. Additional significant funding of our pension and other post-retirement benefit obligations may be required if market underperformance is severe. Furthermore, for certain of our pension schemes in the United States, under the United States Employee Retirement Income Security Act of 1974, as amended, the U.S. Pension Benefit Guaranty Corporation (“PBGC”) has the authority to terminate pension plans regulated by the PBGC if certain funding requirements are not met; any such termination would further accelerate the cash obligations related to such a pension plan. In addition,

Ardagh Metal Packaging S.A.

we may have to make significant cash payments to some or all of these plans, including under guarantee agreements, in the future to provide additional funding, which would reduce the cash available for our business.

Risks Relating to our Information Technology Systems

Our heavy reliance on technology and automated systems to operate our business could mean that any significant failure or disruption of these systems, including as a result of cybersecurity attacks, could have a material adverse effect on our business and reputation.

We depend on automated systems, including cloud-based service providers, and technology to operate our business, including manufacturing, accounting, telecommunication and information technology systems. There can be no assurance that these systems will not fail or suffer from substantial or repeated disruptions due to various events, some of which are beyond our control, such as natural disasters, power failures, terrorist attacks, equipment or software failures, user errors or computer viruses. Any such disruptions could severely interrupt the operation of our production facilities for an extended period of time, which could have an adverse effect on the supply of our products and result in a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

Increased global cybersecurity threats and more sophisticated and targeted computer crime also pose a potentially significant risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, as well as the confidential data of our employees, customers, suppliers and other third parties that we may hold. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and due to the nature of some of these attacks, there is also a risk that they may remain undetected for a period of time. We have previously been the target of cyberattacks and expect such attempts to continue. In 2021, AGSA announced that it had experienced a cybersecurity incident, the response to which included temporarily shutting down certain IT systems and applications used by us. There can be no assurance that our cybersecurity program will protect us from such threats and prevent disruptions or breaches to our or our third-party providers’ databases or systems that could materially adversely affect our business. See “Item 16K. Cybersecurity” for a further description of our cybersecurity program.

In addition, the services under our cybersecurity program are provided by AGSA pursuant to the Services Agreement. There can be no assurance that we will be able to find a replacement provider for such services on comparable terms or at all, if such services are no longer provided under the Services Agreement. See “—Risks Relating to the AMP Transfer—Our ability to operate our business effectively depends largely on certain administrative and other support functions provided to us by AGSA pursuant to the Services Agreement, which may suffer if we are unable to establish our own administrative and other support functions in a cost effective manner following the termination of the Services Agreement” for a further discussion of the Services Agreement.

Substantial or repeated systems failures or disruptions, including as a result of not effectively remediating system failures, cybersecurity incidents and other disruptions could result in the unauthorized release of confidential or otherwise protected information, improper use of our systems and networks, defective products, harm to individuals or property, contractual or regulatory actions and fines, penalties and potential liabilities, production downtime and operational disruptions and loss or compromise of important or sensitive data. For example, the loss, disclosure, misappropriation of or access to our employees’ or business partners’ information or our failure to meet increasing data privacy, security and incident disclosure obligations could result in lost revenue, increased costs, future legal claims or proceedings, including class actions, liability or regulatory actions or penalties, including, for instance, under the EU General Data Protection Regulation or the California Consumer Privacy Act. Any of the aforementioned risks could result in increased costs, lost revenue, reputational harm and decreased competitiveness, which could materially adversely affect our business, financial condition, results of operations, cash flow or prospects, and increased global cybersecurity threats and more sophisticated and targeted computer crime may further increase this risk.

Ardagh Metal Packaging S.A.

Risks Relating to Legal and Regulatory Matters

Climate change may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes.

There continues to be a growing concern that carbon dioxide and other greenhouse gases (“GHG”) in the atmosphere may have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather conditions and natural disasters. The impact of climate change presents immediate and long-term risks of loss arising from climate change, to us and the markets in which we operate, which are expected to increase over time. Climate risks consist of physical risks and transition risks, either of which may materially adversely affect our ability to conduct our business. Our operations could be exposed to physical risks resulting from chronic and acute climate change and extreme weather-related events, such as increased storms, drought, fires, hurricanes, tornadoes or floods, which may directly damage our physical assets (such as facilities and materials) or otherwise impact their value or productivity, cause raw material shortages (including energy supply) and supply chain disruptions (including delivery), and increase production cost and health and safety risks, among other risks. See “—Risks Relating to Our Employees and Operations—Any interruption in the operations of our production facilities may adversely affect our business including infrastructure failure from physical damage” for a further discussion on the impact such damage to our physical assets could have on our business. In addition, unseasonal extreme weather can reduce demand for certain beverages, and as a result, our products. See “—Risks Relating to Our Business, Products and Industry —Demand for our products is seasonal. Unseasonable weather conditions, including as a result of climate change, could lead to unpredictability of demand and materially adversely affect our business” for a more detailed discussion on the impact of unseasonable weather on demand for our products. We are not able to accurately predict the materiality of any potential losses or costs associated with the effects of climate change, and the impact of climate change may also vary by geographic location and other circumstances, including weather patterns.

We could also be exposed to transition risks resulting from changes in policy, technology and market preference to address climate change, such as carbon pricing policies, including increased prices for certain fuels, including natural gas and the introduction of a carbon tax, and power generation shifts from fossil fuels to renewable energy, which may lead to changes in the value of assets. In addition, measures to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs or introducing compliance schemes, could create economic risks and uncertainties for our businesses, by increasing GHG-related costs, such as the cost of abatement equipment to reduce emissions to comply with legal requirements on GHG emissions or required technological standards, or reducing demand for our products, any of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs upon us” for a more detailed discussion on the risks to our business associated with the introduction of new laws and regulations by governments to combat climate change. In 2022, we received approval from the Science Based Targets initiative (“SBTi”) for our GHG emission reduction targets to reduce Scope 1 and 2 emissions by 42% and to reduce absolute Scope 3 emissions by 12.3% by 2030. The vast majority of our Scope 3 emissions arise in the various stages of the manufacturing of the aluminum coils that we purchase to produce our products, which depend on various factors that are difficult to predict and outside our control. Our ability to meet our sustainability targets also depends on market or competitive conditions that are outside our control, as well as expectations and assumptions that are necessarily uncertain. Failure to meet our SBTi targets and reduce our emissions, or failure to meet any of our other sustainability targets, could result in increased costs for us in the form of carbon taxes and could have a material adverse effect our reputation, customer and investor relationships, or ability to access capital on favorable terms, particularly given investors’ focus on environmental, social and corporate governance (“ESG”) matters. Failure to transition to low carbon manufacturing in the future could result in dedicated action by climate activists which could cause reputational damage or business interruption.

Ardagh Metal Packaging S.A.

We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs on us.

Our operations and properties are subject to extensive laws, ordinances, regulations and other legal requirements relating to the protection of people and the environment. The laws and regulations which may affect our operations include requirements regarding remediation of contaminated soil, groundwater and buildings, water supply and use, natural resources, water discharges, air emissions, waste management, noise pollution, asbestos and other deleterious materials, the generation, storage, handling, transportation and disposal of regulated materials, product safety, food safety, and workplace health and safety. See “—We are subject to extensive, complex and evolving legal and regulatory frameworks and changes in laws and government regulations and their enforcement may have a material impact on our operations” for a discussion of the product and food safety regulations that are applicable to us and “—Risks Relating to Our Employees and Operations—Any interruption in the operations of our production facilities may adversely affect our business including infrastructure failure from physical damage” for a discussion of the risks related to workplace health and safety. These laws and regulations are also subject to constant review by lawmakers and regulators which may result in further, including more stringent, environmental or health and safety legal requirements.

We have incurred, and expect to continue to incur, costs to comply with such legal requirements, and these costs may increase in the future. Demands for more stringent pollution control devices could also result in the need for further capital upgrades to our production facilities. For example, under the EU Industrial Emissions Directive (Directive 2010/75/EU) (“EU IED”), permitted pollutant emissions levels from our production facilities are substantially reduced on a periodic basis. EU member states may continue to introduce lower permitted pollutant emissions levels into national legislation and impose stricter limits in the future. Additional pollutant or GHG emissions control schemes may be introduced in any jurisdiction on a national and/or local level, which may require additional measures. Further, in order to comply with air emission restriction, significant capital investments may be necessary at some sites.

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

Ardagh Metal Packaging S.A.

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

For example, changes in laws and regulations relating to deposits on, requirements for re-use, and any limits or restrictions to the recycling of, metal packaging could adversely affect our business if implemented on a large scale in the major markets in which we operate. We anticipate continuing efforts to reform or adopt such laws and regulations in the future. Additionally, the effectiveness of new standards, such as the ones related to recycling or deposits on different packaging materials, could result in excess costs or logistical constraints for some of our customers, who could choose to reduce their consumption and limit the use of metal packaging for their products. We could thus be forced to reduce, suspend or even stop the production of certain types of products. These regulatory changes could also affect our prices, margins, investments and activities, particularly if these changes resulted in significant or structural changes in the market for food packaging that might affect the market shares for metal packaging, the volumes produced or production costs.

Changes in laws and regulations imposing restrictions on, and conditions for use of, food and beverage contact materials or on the use of materials and agents in the production of our products could likewise adversely affect our business, such as epoxy-based coatings. Changes in regulatory agency statements, adverse information concerning bisphenol A or rulings made in certain jurisdictions may result in restrictions, for example, on bisphenol A in epoxy-based internal liners for some of our products. Such restrictions have required us, together with our respective suppliers and customers, to develop substitutes for relevant products to meet legal and customer requirements. In addition, changes to health and food safety regulations could increase costs and may also have a material adverse effect on revenues if the public attitude toward end-products, for which we provide packaging, were substantially affected as a result.

Environmental, sustainability, food and beverage health and safety, political and ethical concerns could lead government authorities to implement and strictly enforce other regulations that are likely to impose restrictions on us and could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. Given the complexity of our supply chains, we may face reputational challenges if we are unable to sufficiently verify the origins of all materials used in the products that we sell or properly address the environmental and human rights impacts of our supply chain. Furthermore, there is significant variation, among countries where we sell our products, in the limitation on certain constituents in packaging, which can have the effect of restricting the types of raw materials we use. In turn, these restrictions can increase our operating costs by requiring increased energy consumption or greater environmental controls.

Ardagh Metal Packaging S.A.

We could incur significant costs in relation to workplace injury and illness claims at our production facilities arising out of our manufacturing processes.

We may face liability claims arising out of our manufacturing processes, including alleged personal injury due to workplace injuries and illness at our production facilities. The type of activities performed by our employees during the manufacturing process carries an increased risk of accidents. There can be no assurance that the health and safety measures and programs we have implemented will prevent accidents occurring or employees contracting illnesses due to prolonged exposure to workplace hazards, such as hazardous substances, noise, vibrations and stress at our production facilities. If an individual successfully brings a claim against us, we may not have adequate insurance to cover such claims or may face increased insurance premiums. See “—Our existing insurance coverage may be insufficient and future coverage may be difficult or prohibitively expensive to obtain” for more details on our insurance coverage. Failure to accurately assess potential risks or assure implementation of effective safety measures may result in increases in the relative frequency or severity of workplace injuries at our production facilities, which may result in increased workers’ compensation claims expense. If our employees or customers perceive us having a poor safety record, it could materially impact our ability to attract and retain new employees and our reputation could suffer. Any substantial increase in such liability claims and related reputational harm could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

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

Furthermore, placing an unsafe product on the market, failing to notify the regulatory authorities of a safety issue, failing to take appropriate corrective action and failing to meet other regulatory requirements relating to product safety could lead to regulatory investigation, enforcement action and/or prosecution. Any product quality or safety issue may also result in adverse publicity, which may damage our reputation. This could in turn have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. Although we have not had regular history of significant or material claims for damages for defective products in the past, and have not conducted any substantial product recalls or other material corrective action, there can be no assurance that these events will not occur in the future.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.

We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The risks inherent in our business expose us to litigation, including personal injury,

Ardagh Metal Packaging S.A.

environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, cybersecurity related litigation, tax or securities litigation, and product liability lawsuits. We cannot predict with certainty the outcome or effect of any claim, regulatory investigation, or other litigation matter, or a combination of these. Any such litigation, arbitration or other proceedings, current or future, whether with or without merit, could be expensive and time consuming, and could divert the attention of senior management, and any adverse outcome in these or other proceedings, could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. For more information on our contingencies for legal proceedings, see note 28 to our audited consolidated financial statements.

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

We are required to maintain internal controls over financial reporting and to report any material weaknesses in those controls. If we identify future material weaknesses in our internal controls over financial reporting that is not remediated, or fail to meet our obligations as a listed company, including the requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we may be unable to accurately report our financial results, or report them within the timeframes required by law or NYSE regulations, which could cause investors to lose confidence in the accuracy and completeness of our reported financial information, and result in an adverse effect on the market price of our Ordinary Shares and/or the traded price of our loan notes. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report as to internal controls over financial reporting and our independent registered public accounting firm is required to issue an attestation report on the effectiveness of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting also could potentially subject us to investigations or sanctions by the U.S. Securities and Exchange Commission (the “SEC”), NYSE or other regulatory authorities, or shareholder lawsuits, which could require additional financial and management resources.

Ardagh Metal Packaging S.A.

Risks Relating to the AMP Transfer

Our ability to operate our business effectively depends largely on certain administrative and other support functions provided to us by AGSA pursuant to the Services Agreement, which may suffer if we are unable to establish our own administrative and other support functions in a cost effective manner following the termination of the Services Agreement.

We rely on certain administrative and other resources provided by AGSA, including information technology, financial reporting, tax, treasury, human resources, procurement, insurance and risk management and legal services, to operate our business. Any of the services covered by the Services Agreement, or the entire Services Agreement may be terminated by either us or AGSA and for any reason as of and from December 31, 2024, or by either party upon a change of control of the other party, in either case with nine months’ prior written notice to the other party. The services covered by the Services Agreement may not be sufficient to meet our needs and may not be provided at the same level as when we were part of AGSA. If AGSA is unable to satisfy its material obligations under the Services Agreement, or if the Services Agreement is terminated in whole or in part, we may not be able to find a replacement for such services at all, or obtain such services on comparable terms, which could result in operational difficulties and in turn a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, any failure or significant interruption of the AGSA’s systems during the term of the Services Agreement could result in unexpected costs or prevent us from meeting customer needs on a timely basis. See “—Risks Relating to Our Information Technology Systems—Our heavy reliance on technology and automated systems to operate our business could mean that any significant failure or disruption of these systems, including as a result of cybersecurity attacks, could have a material adverse effect on our business and reputation” for a discussion on the possible impact if there is a disruption to information technology systems.

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

The AMP Business historical financial results and audited consolidated financial statements prior to the AMP Transfer may not be representative of AMPSA’s results as a separate company.

The AMP Business historical financial information included in this Annual Report prior to April 2021 has been derived on a carve-out basis from the audited consolidated financial statements and accounting records of the Ardagh Group and does not necessarily reflect what our financial position, results of operations or cash flows would have been had it been a separate company during the periods presented. Although the Ardagh Group accounted for our business as separate reporting segments, we were not operated as a separate company for the historical periods presented, and the historical costs and expenses reflected in the audited consolidated financial statements prior to the AMP Transfer include an allocation for certain corporate functions historically provided by Ardagh Group, most of which continue to be provided pursuant to the Services Agreement. These allocations were based on what management considered to be reasonable reflections of the historical utilization levels of these services required in support of our business, and the historical information does not necessarily reflect what the cost of these functions will be in the future, pursuant to the Services Agreement or otherwise. For additional information in relation to materially significant related party transactions during

Ardagh Metal Packaging S.A.

the years ended December 31, 2023, 2022 and 2021, see note 27 to the audited consolidated financial statements included in this Annual Report.

Risks Relating to Our Capital Structure

Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2023, we had total borrowings and net debt of $3.8 billion and $3.3 billion, respectively. Some of the agreements under which we borrow funds contain covenants or provisions that impose certain restrictions on us, such as debt ratios and may prevent us from incurring additional debt. For more information, see the description of our debt facilities and the table outlining our principal financing arrangements in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our substantial debt could have adverse consequences for us and for our shareholders. For example, our substantial debt could:

●	require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
●	increase our vulnerability to adverse general economic or industry conditions;
●	limit our flexibility in planning for, or reacting to, changes in our business or industry;
●	limit our ability to raise additional debt or equity capital in the future;
●	negatively impact the terms of our supply agreements;
●	restrict us from making strategic acquisitions or exploiting business opportunities; and
●	place us at a competitive disadvantage compared to our competitors that have less debt.

Further, notwithstanding our current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt or make certain restricted payments, which could exacerbate the risks described above.

Adverse developments in our business, results of operations, financial condition, cash flows or prospects due to deteriorating global economic conditions, increased interest rates or other factors could cause ratings agencies to lower the credit ratings, or ratings outlook, of our short- and long-term debt and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our costs of issuing any new debt instruments. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on interest rate risk and the potential increase to our cost of borrowing. Additionally, a significant weakening of our financial position or operating results due to changes in global economic conditions or other factors could result in non-compliance with our restrictive covenants in our financing arrangements and reduced cash flow from our operations, which, in turn, could materially adversely affect our business. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for further details.

Ardagh Metal Packaging S.A.

We may not be able to raise additional capital or only be able to raise additional capital at significantly increased costs or by diluting our shareholders.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or incur debt under credit facilities we may put in place. The sale of additional equity securities could result in the dilution of our current shareholders, and the incurrence of additional indebtedness could further limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to adverse economic and industry conditions and limit our ability to pursue our business strategies. See “—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a further discussion on how the incurrence of indebtedness could reduce the availability of our cash flow, which could materially adversely affect our business.

Furthermore, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. For example, deteriorating economic conditions, such as an increase in interest rates or disruptions in global capital markets, could make it more difficult for us to secure financings. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for further detail on deteriorating economic conditions. If we are unable to raise additional capital, or if the cost of raising additional capital significantly increases, as is the case when central banks raise benchmark interest rates, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements. This could cause us to default on our indebtedness, delay or abandon anticipated expenditures and investments, or otherwise limit our operations, all of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Risks Relating to Our Ordinary Shares

We are controlled by AGSA, whose interests may conflict with our interests and the interests of our shareholders.

As of December 31, 2023, AGSA indirectly owns approximately 76% of our outstanding Ordinary Shares through its wholly-owned subsidiary, Ardagh Investments Holdings Sarl, and, under the Business Combination Agreement, has the right to receive up to an additional 60,730,000 Ordinary Shares (the “Earnout Shares”) if the trading prices of Ordinary Shares exceed certain specified amounts during specified periods of time. In addition, AGSA indirectly owns 100% of our preferred shares (the “Preferred Shares”) through Ardagh Investments Holdings Sarl, which are redeemable non-voting shares. The Preferred Shares have no voting rights and will not be taken into account in determining quorum and voting majority requirements at general meetings of AMPSA, except where mandatorily required by the Luxembourg law of 10 August 1915, on commercial companies, as amended  (the “Luxembourg Companies Law”), where each Preferred Share will be entitled to one vote, irrespective of its nominal value, for example, where when the rights attached to the Preferred Shares are amended or if we are put into liquidation, among others.  As a controlling shareholder of the Company, AGSA is able to exercise significant influence over our business policies and affairs, including the composition of our Board and any action requiring approval of our shareholders. In addition, as long as AGSA beneficially owns a specified number of the outstanding Ordinary Shares, pursuant to the Shareholders Agreement, AGSA has the right to designate a specified number of directors, including the chair, to our Board, receive access to certain information for the benefit of AGSA, approve certain of our significant actions, receive our cooperation with certain matters relating to us, and access certain information for registration rights with respect to its Ordinary Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions.”

In addition, because we are a controlled company, relevant risks materializing at the ultimate parent level could have an adverse impact on our share price, financial condition, credit ratings or reputation. It is also possible that AGSA’s controlling shareholders may take actions in relation to our business that are not entirely in our or our other shareholders’

Ardagh Metal Packaging S.A.

best interests. See “—Risks Relating to Being a Luxembourg Company and Our Status as a Foreign Private Issuer—We qualify for and rely on exemptions from certain corporate governance requirements” for a further discussion on the corporate governance exemptions that we avail ourselves of as a controlled company.

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

Factors affecting the trading price of our securities may include:

●	the realization of any of the risk factors presented in this “Item 3. Key Information—D. Risk Factors” of this Annual Report;
●	announcements of new products and services by us or our competitors;
●	news regarding any gain or loss of customers by us;
●	announcements of competitive developments, acquisitions or strategic alliances in our industry;
●	changes in the general condition of the global economy and financial markets;
●	general market conditions or other developments affecting us or our industry;
●	cost and availability of raw materials;
●	changes in environmental regulations or other laws or regulations applicable to our business;
●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes in financial projections or estimates about our financial or operational performance by securities research analysts;
●	changes in investor sentiment toward the stock of packaging companies;
●	announcements by third parties of significant claims or proceedings against us, our industry or both, or investigations by regulators into our business or those of our competitors;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	any significant change in our management;
●	adverse media reports, including high profile discussions on social-media platforms, about our company, our operational environment, our products, or our directors and officers;
●	public reaction to our press releases, other public announcements or filings with the SEC;

Ardagh Metal Packaging S.A.

●	a default under the agreements governing our indebtedness;
●	release or expiry of transfer restrictions on our issued and outstanding Ordinary Shares; and
●	anticipated sales of additional shares.

In addition, the stock market may experience periods of unusual volatility that, in some cases, is unrelated or disproportionate to the operating performance of particular companies. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for a more detailed discussion of the global economic environment. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares, regardless of our actual operating performance.

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

Future sales of our Ordinary Shares, or Warrants, including by the Subscribers, the GHV Sponsor and AGSA, or the perception that sales may be made by these shareholders could significantly reduce the market price of our Ordinary Shares. Further, even if none of these shareholders sell a large number of our Ordinary Shares into the market, their right to sell their Ordinary Shares as contemplated by the Registration Rights and Lock-Up Agreement and the Subscription Agreements may depress the price of our Ordinary Shares. Substantially all of our Ordinary Shares may be sold in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the price of our Ordinary Shares or putting significant downward pressure on their price. See “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions” in this Annual Report.

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

The exercise price for our Warrants is $11.50 per share, subject to adjustment as described in the Warrant Agreement as set forth under “Exhibit 2.7—Description of Securities Registered pursuant to Section 12 of the Exchange Act.” There is no guarantee that any of our Warrants will be in-the-money following the time they became exercisable and prior to their expiration, and as such, the Warrants may expire worthless. In addition, we have the ability to redeem outstanding Warrants pursuant to the Warrant Agreement, subject to the conditions as set forth under “Exhibit 2.7—

Ardagh Metal Packaging S.A.

Description of Securities Registered pursuant to Section 12 of the Exchange Act.” If the Warrants become redeemable by us, we may exercise our redemption right at a time that could be disadvantageous to a Warrant holder.

We have issued and may issue in the future Ordinary Shares or offer options, restricted shares and certain forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our Ordinary Shares to decline.

We have issued and may issue in the future Ordinary Shares or offer share options, restricted shares and certain forms of share-based compensation to our directors, officers and employees in the future. If we issue additional Ordinary Shares, any options that we issue are exercised, or any restricted shares that we may issue vest, and those shares are sold into the public market, the ownership of our existing shareholders would be diluted and our earnings per share could be reduced, which may adversely affect the market price of our Ordinary Shares. In addition, the availability of Ordinary Shares for award under any equity incentive plan we may introduce, or the grant of share options, restricted shares or other forms of share-based compensation, may adversely affect the market price of our Ordinary Shares. See “—Risks Relating to Our Capital Structure—We may not be able to raise additional capital or only be able to raise additional capital at significantly increased costs or by diluting our shareholders” for a discussion surrounding circumstances that would results in the issuance of additional Ordinary Shares.

If we do not pay dividends on our Ordinary Shares, you may not receive any return on investment unless you sell your shares for a price greater than that which you are deemed to have paid for it.

Even though we issued dividends on our Ordinary Shares on a quarterly basis in 2023, the declaration, amount and payment of any future dividends will be determined by our Board. Our Board may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our shareholders and such other factors as the Board may deem relevant. In addition, no distributions may be made to the holders of our Ordinary Shares so long as the preferred dividend due to the holders of Preferred Shares has not been paid in accordance with our articles of association (“Articles”) or unless the Preferred Shares are redeemed. Each Preferred Share is entitled to an annual preferred dividend amounting to 9% of its nominal value of €4.44 per share. For more information on our policy regarding dividends, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In addition, as we are a holding company, our ability to pay dividends on our Ordinary Shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing the current indebtedness of us and our subsidiaries or future indebtedness that we or our subsidiaries may incur. Subject to any limitations referred to above, or as prescribed by the provisions of the laws of Luxembourg (“Luxembourg Law”), the declaration of future dividends, if any, will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors.

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

We currently qualify as a “foreign private issuer,” as defined under the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations

Ardagh Metal Packaging S.A.

and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our Ordinary Shares, such that any such sales are not required to be disclosed as they would need to be disclosed if AMPSA was a public company organized within the United States. Accordingly, if such sales are eventually disclosed, the price of our Ordinary Shares may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies are, and are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

We could lose our foreign private issuer status if a majority of our Ordinary Shares are held by residents in the United States, and we fail to meet any one of the additional “business contacts” requirements. The regulatory and compliance costs to us if we are deemed to be a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer. If the Company is not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to the proxy rules under the Exchange Act. In addition, we would be required to change our basis of accounting from IFRS Accounting Standards as issued by the IASB to U.S. GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with the standards applicable to U.S. domestic issuers, we may have to de-list from NYSE, and could be subject to investigation by the SEC, NYSE and other regulators, among other potentially materially adverse consequences.

U.S. investors may have difficulty enforcing civil liabilities against us and our directors and officers.

We are organized under the laws of Luxembourg. In addition, a substantial amount of our assets are located outside the United States, and many of our directors and officers reside outside the United States and will continue to reside outside the United States. As a result, although we have appointed an agent for service of process in the United States, investors may not be able to effect service of process within the United States upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

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

Ardagh Metal Packaging S.A.

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

In addition, actions brought in a Luxembourg court against us, the members of our Board or our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board or our officers. In addition, even if a judgment against us, the members of our Board or our officers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

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

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to the Company in accordance with and subject to such European Union regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Item 4. Information on the Company

A.History and development of the Company

Ardagh Group traces its origins back to 1932 in Dublin, Ireland, when the Irish Glass Bottle Company was founded and listed on the Irish Stock Exchange. Ardagh Group operated a single glass plant in Dublin, largely serving the domestic beverage and food customer base until 1998, when Yeoman International, led by Paul Coulson, the major shareholder and a director of Ardagh Group, took an initial stake in Ardagh Group.

Since 1999, Ardagh Group has played a major role in the consolidation of the global metal and glass packaging industries, completing 24 acquisitions and significantly increasing its scope, scale, and geographic presence.

AMPSA was incorporated under the laws of Luxembourg on January 20, 2021 as a public limited liability company (société anonyme) having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465. As at December 31, 2023, we operated 24 production facilities globally, located in Europe (twelve), North America (nine) and Brazil (three). These comprise 19 facilities producing beverage cans, four

Ardagh Metal Packaging S.A.

facilities producing can ends and one facility producing both cans and ends. The history and development of our production facility footprint has been as follows:

●	In June 2016, Ardagh Group acquired the assets required to be divested by Ball Corporation and Rexam PLC to gain approval for the acquisition of Rexam PLC by Ball Corporation. The divested assets comprised 22 production facilities, located in Europe (twelve), North America (eight) and Brazil (two).
●	The twelve production facilities acquired by Ardagh Group in Europe comprised ten former Ball Corporation plants, as well as two former Rexam PLC production facilities. Ball Corporation had established and grown its presence in Europe, principally through the acquisition of Schmalbach-Lubeca in 2008, at the time the second largest manufacturer of beverage cans in Europe. Rexam PLC had established and grown its beverage can business in Europe through the acquisitions of PLM, AB, Swedish-listed beverage can and glass bottle manufacturer, acquired in 1999, and American National Can Corporation, acquired in 2000, as well as organic investments in new capacity. The eight production facilities acquired in North America represented part of the former Rexam PLC business. Finally, the two production facilities in Brazil were formerly owned by Latapack-Ball, a joint venture in which Ball Corporation had held an approximately 60% stake. In December 2015, Ball Corporation acquired full ownership of this joint venture, prior to divesting these two production facilities.
●	In 2018, the construction of a greenfield production facility in Manaus, Brazil was completed, which supplies can ends to our can production facilities in Jacarei, Brazil and Alagoinhas, Brazil.
●	In October 2020, Ardagh Group announced a $1.5 billion growth investment program to grow its metal packaging business. In February 2021, in response to the positive demand outlook we announced our decision to undertake additional investments increasing the total amount of the growth investment program to $1.8 billion for the period from 2021 to 2024.
●	In December 2020, we acquired a large brownfield and building site in Huron, Ohio, which was converted into a new beverage can and ends plant. Ends production commenced in November 2021 and beverage can production began in July 2022.
●	In February 2021, the combination with GHV was announced, whereby we would be separately listed on the NYSE. This combination with GHV was completed in August 2021, and we began trading on the NYSE under the ticker “AMBP.” As at December 31, 2023, AGSA indirectly owns approximately 76% of our Ordinary Shares and intends to remain a long-term majority shareholder.
●	In November 2021, we announced the acquisition of Quebec-based Hart Print, a North America based innovator in digital printing services to the beverage market. We further expanded our digital printing capabilities through the acquisition of a majority stake in February 2023 in NOMOQ, a Switzerland based start-up.
●	In November 2023, after a thorough review and analysis of our production capabilities, we announced that we planned to close our manufacturing facility in Whitehouse, Ohio in the first quarter of 2024. This was completed in February 2024.

The SEC maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website www.ardaghmetalpackaging.com/investors. The contents of the website are not incorporated by reference into this Annual Report.

Ardagh Metal Packaging S.A.

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

We serve over 200 customers across more than 40 countries, comprised of multi-national companies and large national and regional companies. In our target regions of Europe, North America and Brazil, our customers include a wide variety of companies owning some of the best-known brands in the world. We have a stable customer base with long-standing relationships and over 80% of our sales are generated under multi-year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass through provisions, which help us deliver generally consistent absolute margins.

As at December 31, 2023, we operated 24 production facilities in nine countries and employed approximately 6,400 personnel. Our production facilities are generally located to serve our customers’ filling locations. Certain production facilities may also be dedicated to specific end-use categories, enhancing product-specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long-lived production facilities, which, together with our skilled workforce and related manufacturing process know-how, supports our competitive positions.

We are committed to market-leading innovation and product development and maintain dedicated innovation, development and engineering centers in the United States and Europe to support these efforts. These facilities focus on three main areas: (i) innovations that provide enhanced product design, differentiation and user experience for our customers and end-use consumers; (ii) innovations that reduce input costs to generate cost savings for both our customers and us (e.g. downgauging); and (iii) developments to meet evolving product safety standards and regulations.

Sustainability

Sustainability is a core part of our business, and our sustainability strategy is built upon three pillars – Emissions, Ecology and Social, focusing on reducing our GHG emissions and ecological impact, while supporting our people and the communities where we do business. Our focus on sustainability has been recognized by various external organizations. In 2023, Ardagh Group was awarded its second consecutive platinum rating from EcoVadis and the Group also received leadership ratings of A for supplier engagement, A- for water management and a B rating for climate change from CDP (formally the Carbon Disclosure Project).

Ardagh Metal Packaging S.A.

Emissions

The Emissions pillar of our sustainability strategy aligns to the SBTi and aims to minimize our GHG emissions and other potential emissions to air. We are targeting to reduce our Scope 1, 2 and 3 emissions by 2030 from a 2020 baseline, in line with the Paris Agreement, under which select governments pledged to hold the increase in the global average temperature to well below 2°C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels. These targets were approved by the SBTi in 2022. We have launched a wide range of initiatives to work towards achieving these targets, including procuring electricity from renewable sources.

We also take a holistic approach across our operations and supply chains working in close collaboration with our industry associations to increase recycled content and reduce emissions from our materials and operations. Recycling rates for aluminum beverage cans are relatively high in the geographies in which we operate, estimated at 45% in the United States, 73% in Europe and 100% in Brazil from 2020 to 2022. The use of recycled aluminum reduces energy consumption by over 90% compared with the alternative of producing aluminum cans from its virgin source. In addition, we have identified several strategic activities to support emissions reductions, including using less material, lightweighting the aluminum we use in our products without sacrificing quality and optimizing logistics to reduce fuel usage.

Ecology

The Ecology pillar of our sustainability strategy is focused on reducing water consumption and waste to minimize our impact on the environment. Water is used in many steps of our manufacturing processes, including forming, washing, rinsing and cooling of beverage cans. We recognize that water scarcity affects an increasing number of regions worldwide as well as the strategic significance of water as a finite and essential resource, and have set targets to reduce water usage across our global operations. We also recognize the negative impact that waste being sent to landfills is having on our environment and strive to reduce the amount of waste that we generate and prevent such waste from going into landfills either through reuse or recycling. When this is not possible, we apply controls and treatment technologies to prevent human health effects and minimize the environmental impacts of disposal.

Social

The Social pillar of our sustainability strategy embodies our commitment to build a safe, diverse, equal and inclusive workforce focused on customer satisfaction and improving the communities we do business in. We believe in fostering environments where diverse ideas help us solve our most pressing challenges and that our unique backgrounds and perspectives drive innovation. We aim to ensure a safe and healthy workplace for all our employees by embedding a culture of safety awareness. Broad principles are supported by detailed policies and procedures to minimize accidents and injuries through continuous training and education. We are committed to promoting diversity, equity, and inclusion (“DE&I”) in the workplace and continue to integrate DE&I practices into our values, operations and wider community.

Information Technology

Our IT systems are integral to our entire business and cover our manufacturing, procurement, accounting and telecommunication systems, among others. They are designed and organized to support our daily business operations, compliance, financial information and reporting, and we have dedicated resources to maintain and optimize our IT portfolio with additional support from external IT partners. We follow a balanced IT strategy, maintaining and carefully improving our core systems that support our day-to-day business operations, while also exploring new and emerging technologies and the benefits they can provide to our business, such as increasing group-wide quality and efficiency. Recent examples include a dedicated focus on the use of cloud and advanced data analytics. For a discussion on our cybersecurity risk management, strategy and governance, please see “Item 16K. Cybersecurity.”

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

Our loss for the year ended December 31, 2023, was $50 million. Adjusted EBITDA and net cash from operating activities for the year ended December 31, 2023, were $600 million and $814 million, respectively.

The following chart illustrates the breakdown of our revenue by destination for the year ended December 31, 2023:

Total revenue of our two operating and reportable segments, Europe and Americas, for the year ended December 31, 2023 was $2,030 million and $2,782 million, respectively.

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

Ardagh Metal Packaging S.A.

has been marked by progressive lightweighting, which has generated material savings in input costs and logistics, while enhancing the consumer experience. This reduction in raw material and energy usage in the manufacturing process has also increased the appeal to end-users, who are increasingly focused on sustainability.

Our Competitive Strengths

●	Leader in Metal Beverage Packaging. We believe we are one of the leading suppliers of metal beverage can packaging solutions, capable of supplying multi-national, national and regional beverage producers in our target markets. We believe that we are the #2 supplier of metal beverage cans by value in Europe and the #3 supplier of metal beverage cans by value in North America and Brazil. We believe our leading positions are underpinned by the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service.
●	Long-term relationships with diverse blue-chip customer base. We supply some of the world’s best-known beverage brands with sustainable, innovative packaging solutions and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational, national and regional beverage companies. Some of our major customers include AB InBev, Britvic, Cidade Imperial, Coca-Cola, Heineken, Mark Anthony Brands, Monster Beverage, National Beverage Company, PepsiCo and Grupo Petrópolis, among others. In recent years, particularly in North America, we have significantly diversified our customer base by growing our business with customers in faster-growing end-use categories, including ready-to-drink cocktails, sparkling waters, energy drinks and other beverages, and by adding new customers.
●	Focus on stable economies and generally growing product demand. For the year ended December 31, 2023, we derived 90% of our revenues from Europe and North America, which are mature economies characterized by generally predictable consumer spending and relatively low cyclicality, with the balance largely derived from the Brazilian beverage market. Our revenues are entirely generated from beverage end-use categories, including beer, carbonated soft drinks, energy drinks, hard seltzers, juices, sparkling waters, teas and other alcoholic and non-alcoholic beverages, demand for which is generally less impacted by economic cycles. In Europe, North America and Brazil, demand growth in the metal beverage can in recent years has principally been driven by new beverage product innovations, increased awareness by consumers of sustainability and structural pack mix shifts by our customers. For our customers, beverage cans are more efficient to fill and easier to transport and store than other substrates. We believe that these advantages, together with beverage cans’ high level of recyclability, combine to provide our customers with an attractive overall total cost of ownership.
●	Highly contracted revenue base. Over 80% of our revenue for the year ended December 31, 2023 is backed by multi-year supply agreements ranging from two to seven years in duration, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs, including aluminum. Specifically, such arrangements include (i) multi-year contracts that include input cost pass through and/or margin maintenance provisions and (ii) one-year contracts that allow us to negotiate pricing levels for our products on an annual basis as we determine our input costs for the relevant year.
●	Well-invested asset base with significant scale and operational excellence. As at December 31, 2023, we operated 24 strategically-located production facilities in nine countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. We pursue continuous improvement in our facilities and promote a culture of consistently pursuing excellence through standardizing and sharing best practices across our network of plants. We believe the total value proposition we offer our customers, in the form of geographic reach, customer service, product quality, reliability, design and innovation will enable us to continue to drive growth and profitability.

Ardagh Metal Packaging S.A.

●	Significant and growing specialty can capacity. We have a significant presence in the specialty can segment, which we define as all cans other than 12-ounce 211 diameter cans in the Americas, and all cans other than 330ml and 500ml 211 diameter cans in Europe. Specialty cans include slim cans, sleek cans and cans of a standard diameter but special height. The specialty can segment has grown at a faster rate than the standard can segment in recent years and typically offers more attractive margins. In 2023, specialty cans represented 49% of our total can shipments, with strong representation in both the Europe and Americas segments.
●	Infinitely recyclable metal in products respond to growing sustainability awareness. The metal in our beverage cans is infinitely recyclable. We estimate recycling rates for aluminum beverage cans to be at 73% in Europe, 45% in the United States and 100% in Brazil from 2020 to 2022. We believe that an increasing awareness of the benefits of sustainable packaging in many of our markets will favor pack mix shifts to metal beverage cans in the future. We also believe that legislative and other measures designed to increase recycling rates will favor our substrates in the future.
●	Technical leadership and innovation. We have advanced technical and manufacturing capabilities in metal beverage packaging, including research and development and engineering centers in the United States and Europe, principally based in Elk Grove, Illinois, and Bonn, Germany. Our capabilities have enabled us to develop product and process innovations to meet the dynamic needs of our customers. We have significant expertise in the production of value-added metal beverage cans, principally aluminum, with features such as high-quality graphic designs, colored tabs and tactile finishes. Our investments in digital print in Hart Print and NOMOQ enhance our design capabilities further. We produce metal beverage cans in a range of sizes and have been a leader in the introduction of lighter aluminum cans.
●	Proven track record of generating attractive returns through organic expansion, strategic investment and continuous improvement. Since its acquisition by Ardagh Group in 2016, the metal beverage business has grown through a combination of organic expansion, strategic investment and continuous improvement. We have increased our exposure to faster growing categories of the beverage market, as well as diversifying our customer base, notably in North America, thereby improving our business mix. Ardagh Group has also made strategic investments, including the construction of our ends production facility in Manaus, Brazil, in 2018 which allowed us to become self-sufficient for ends supply in that market, as well as converting our production facilities in Rugby, United Kingdom and Weissenthurm, Germany from steel to aluminum beverage cans. In addition, we have focused on continuous improvement across our business to optimize costs and drive efficiencies. We expect our principal focus to be on growth through organic expansion and strategic development with new and existing customers. We believe that we can maintain and grow attractive margins through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.
●	Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team with extensive experience in the metal beverage packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation. Paul Coulson, one of our directors, has a significant indirect ownership in us, as he controls the ultimate parent company of AMPSA. We believe this ownership promotes efficient capital allocation decisions and results in strong shareholder alignment and commitment to further shareholder value creation.

Our Business Strategy

Our principal objective remains to increase shareholder value by achieving growth in Adjusted EBITDA and cash generation. We aim to achieve this objective through organically growing our business, but will also continue to evaluate

Ardagh Metal Packaging S.A.

other acquisitions and strategic opportunities to enhance shareholder value. We pursue these objectives through the following strategies:

●	Grow Adjusted EBITDA and cash flow. We seek to leverage our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service to grow revenue with new and existing customers, improve our productivity, and reduce and recover our costs. To increase Adjusted EBITDA, we will continue to exploit opportunities to improve network efficiency and utilization and take a disciplined approach to new growth investment. To increase cash generation, we actively manage our working capital and capital expenditures. Our $1.8 billion growth investment plan across the period 2021-2024 is near completion, the ramp up of which is expected to grow our revenue, Adjusted EBITDA and cash flow generation.
●	Continue to enhance product mix and profitability. We have enhanced our product mix over the years by replacing lower margin business with higher margin business and by pursuing growth opportunities in new and emerging end-use categories of the beverage market. We will continue to develop long-term partnerships with existing and new customers, including new and emerging growth customers, and selectively pursue such opportunities that will grow our business and improve our overall profitability. We have invested in significantly growing our specialty can mix with those investments supported by long-term customer contracts and commitments.
●	Emphasize operational excellence and optimize manufacturing base. In managing our businesses, we seek to improve our efficiency, control our costs and preserve and expand our margins. We aim to consistently reduce total costs through implementing operational efficiencies and promoting continuous improvement. We will continue to take actions to enhance efficiency through continuous improvement, best practice sharing and investment, enabling us to serve our existing and new customers’ exacting requirements for sustainable packaging.
●	Enhance our environmental and social sustainability impact. We will continue to improve the sustainability profile of our business. During 2022, we received approval of our near-term Science-Based Sustainability Targets through the SBTi, whereby we set specific goals to reduce our Scope 1, 2 and 3 emissions by 2030 in line with the Paris Agreement, under which select governments pledged to hold the increase in the global average temperature to well below 2°C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels. See “—Sustainability” for further details on our sustainability strategy and SBTi targets. We seek to ensure that we meet the evolving requirements of end consumers and our customers, while creating a safe and inclusive environment for our employees, contributing positively to the communities in which we operate, improving our efficiency, controlling our costs and preserving and expanding our margins while at the same time growing our revenue, Adjusted EBITDA and free cash flow generation.
●	Evaluate and pursue strategic opportunities. We are a leading player in the beverage can sector in Europe, North America and Brazil, and those markets remain our principal near and medium-term focus. We may also evaluate and pursue other strategic opportunities, to grow with existing or new customers, including in new markets that offer attractive risk-adjusted returns, in line with our stringent investment criteria and focus on enhancing shareholder value.

Manufacturing and Production

As of December 31, 2023, we operated 24 production facilities in nine countries and had approximately 6,400 employees. Our production facilities are currently located in seven European countries, as well as in the United States and Brazil.

Ardagh Metal Packaging S.A.

The following table summarizes our principal production facilities as of December 31, 2023.

Number of
Production
Location	Facilities*
United States (1)	9
Germany	4
Brazil	3
United Kingdom	3
Other European countries(2)	5
24

* Excluding digital print locations.

(1)	In November 2023, after a thorough review and analysis of our production capabilities, we announced that we planned to close our manufacturing facility in Whitehouse, Ohio in the first quarter of 2024. This was completed in February 2024.
(2)	One facility in each of Austria, France, the Netherlands, Poland and Spain.

Industry Overview

We operate in the beverage can segment of the consumer metal packaging industry.

The beverage can sector has grown across the last three years in each of Europe, North America and Brazil. In each of these markets demand for metal beverage cans has accelerated in recent years, principally driven by new beverage product innovations, increased awareness by consumers of sustainability and pack mix shifts. In addition, the convenience of filling, transporting and stocking beverage cans, compared with alternative substrates are believed to be contributing to this growth. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration.

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

Customers

We operate production facilities in Europe, the United States and Brazil, and we sell metal beverage cans to multinational, regional and national customers in these regions. We supply leading manufacturers in each of the markets we serve, including AB InBev, Britvic, Cidade Imperial, Coca-Cola, Heineken, Mark Anthony Brands, Monster Beverage, National Beverage Company, PepsiCo and Grupo Petrópolis, among others.

Our top ten customers represented approximately 55% of our revenue in 2023. Over 80% of our revenue is backed by multi-year supply agreements, ranging from two to seven years in duration. These contracts generally provide for the pass through of metal price fluctuations as well as a mechanism for the recovery of non-metal input cost inflation, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi-year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi-year supply agreements with our customers. In other cases, sales are made under commercial supply agreements, typically of one-year’s duration, with prices based on expected purchase volumes.

Ardagh Metal Packaging S.A.

Competitors

Our principal competitors in metal beverage packaging include Ball Corporation, Crown Holdings, and CANPACK.

Raw Materials and Suppliers

The principal raw materials used in our business are aluminum, coatings and lining compounds. Over 90% of our metal raw material spend in 2023 related to aluminum. Our major aluminum suppliers include Novelis, Speira, Constellium and Tri-Arrows.

We continuously seek to minimize the price of raw materials and reduce exposure to price movements, including through the following:

●	harnessing the scale of our global metal purchasing requirements, to achieve better raw materials pricing;
●	entering into variable-priced pass through contracts with customers, whereby selling prices are indexed to the price of the underlying raw materials;
●	maintaining the focus on metal content reduction;
●	targeting reductions in spoilage and waste in manufacturing;
●	actively managing our raw material inventory balances relative to customer demand;
●	rationalizing the number of both specifications and suppliers; and
●	hedging the price of aluminum and the related euro/U.S. dollar exposure.

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

We are also committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. In addition, we have instituted active health and safety programs throughout our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Legal and Regulatory Matters—We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs upon us.”

Europe

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

Furthermore, the EU Environmental Liability Directive relating to the prevention and remedying of environmental damage aims to make those who cause damage to the environment (specifically damage to habitats and species protected by EU law, damage to water resources and land contamination which presents a threat to human health) financially responsible for its remediation. It requires operators of industrial premises (including those which hold a permit governed by the EU IED) to take preventive measures to avoid environmental damage, inform the regulators when such damage has or may occur and to remediate contamination.

United States

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

Ardagh Metal Packaging S.A.

Deposit Return Systems

In North America, sales of beverage cans are affected by governmental regulation of packaging, including deposit return laws. At December 31, 2023, there were ten U.S. states with container deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container or product. In Canada, deposit laws cover some form of beverage container in all 10 provinces and three territories except the territory of Nunavut, which does not have a deposit program. The range for deposits is between 5 and 40 cents (Canadian Dollar), depending on size of container and type of beverage. In addition, many beverages and containers, particularly new product innovations and unique alcohol beverage products, are not clearly defined in U.S. and Canadian deposit laws, and local agencies provide final decisions on the application of deposit laws.

A wider roll out of packaging deposit return systems in Europe, such as the one proposed to be launched in the United Kingdom in 2025, could lead to cost increases for collection and recycling of beverage cans and therefore potentially have impacts on the packaging material mix at retailers.

C.Organizational structure

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, with the exception of the Hart Print and NOMOQ businesses which are 92% and 73.87% owned, respectively, at December 31, 2023.

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda.	Brazil
Hart Print Inc.	Canada
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
NOMOQ GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SL	Spain
Ardagh Metal Packaging Spain SL	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
NOMOQ Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States
Hart Print USA Inc.	United States

D.Property, plant and equipment

See “Item 4.—Information on the Company—B. Business Overview—Manufacturing and Production.”

Ardagh Metal Packaging S.A.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Metal Packaging S.A. for the years ended December 31, 2023, 2022 and 2021 including the related notes thereto, included elsewhere in this Annual Report. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this Annual Report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or (loss)/profit for the year, as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business Drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends, end-consumer demand for our products and production capacity of our manufacturing facilities; (ii) prices of energy and raw materials used in our business, primarily aluminum and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

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

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition, sales, marketing and administrative costs also impact Adjusted EBITDA. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Acquisitions, Divestments and Developments

On February 22, 2021, the Company announced its entry into a business combination agreement (the “Business Combination Agreement”), dated as at February 22, 2021, by and among others, the Company, Ardagh Group S.A. and its subsidiaries (together the “Ardagh Group”), Ardagh MP MergeCo Inc., a wholly-owned subsidiary of the Company

Ardagh Metal Packaging S.A.

(“MergeCo”) and Gores Holdings V Inc. (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create the Company, an independent, pure-play beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.”

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS Accounting Standards as issued by the IASB. A summary of material accounting policies is contained in note 3 to our audited consolidated financial statements for the three years ended December 31, 2023. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter the Group’s results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

Measurement of employee benefit obligations

We follow the guidance of IAS 19 ‘Employee Benefits’ to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long-term employee benefits and other end of service employee benefits, which are subject to similar fluctuations in value in the long-term. We, with the assistance of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

The principal pension assumptions used in the preparation of the audited consolidated financial statements take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2023	2022	2023	2022	2023	2022
	%	%	%	%	%	%
Rate of inflation	2.00	2.00	2.95	3.00	2.20	2.50
Rate of increase in salaries	3.20	3.40	2.50	2.50	3.00	3.00
Discount rate	3.45	3.89	4.80	5.03	5.37	5.52

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65.

Ardagh Metal Packaging S.A.

The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	22	23	21	21
Life expectancy, future pensioners	25	25	23	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $24 million (2022: $22 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $21 million (2022: $19 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $11 million (2022: $9 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $12 million (2022: $9 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $11 million (2022: $10 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $12 million (2022: $11 million).

The impact of increasing the life expectancy by one year would result in an increase in the net pension obligation of the Group of $7 million at December 31, 2023 (2022: $7 million), holding all other assumptions constant.

Exceptional items

Our consolidated income statement, consolidated statement of cash flows and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. We use our judgment in assessing the specific items, which by virtue of their scale and nature, are disclosed in our consolidated income statement, and related notes as exceptional items. Our management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the reporting date are classified as exceptional items payable.

Valuation of Earnout Shares

The Group follows the guidance of IAS 32 ‘Financial Instruments: Presentation’ in accounting for the Earnout Shares. The Earnout Shares are recorded as a financial liability and measured at fair value. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the valuation of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 22 to the audited consolidated financial statements included in this Annual Report.

Ardagh Metal Packaging S.A.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2023 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the audited consolidated financial statements and disclosures is on-going but is not expected to have a material impact for the Group.

A.Operating results

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

	Year ended
	December 31,
	2023	2022

	(in $ millions)
Revenue	4,812	4,689
Cost of sales	(4,338)	(4,163)
Gross profit	474	526
Sales, general and administration expenses	(255)	(212)
Intangible amortization	(143)	(138)
Operating profit	76	176
Net finance (expense)/income	(147)	80
(Loss)/profit before tax	(71)	256
Income tax credit/(charge)	21	(19)
(Loss)/profit for the year	(50)	237

Revenue

Revenue in the year ended December 31, 2023, increased by $123 million, or 3%, to $4,812 million, compared with $4,689 million in the year ended December 31, 2022. The increase, excluding favorable foreign currency translation effects of $44 million, is principally reflecting favorable volume/mix effects and higher input cost recovery, partly offset by the pass through to customers of lower input costs.

Cost of sales

Cost of sales in the year ended December 31, 2023, increased by $175 million, or 4%, to $4,338 million, compared with $4,163 million in the year ended December 31, 2022. The increase in cost of sales is mainly due to the impact of higher sales as outlined above, higher depreciation and labor related costs and higher exceptional cost of sales. Exceptional cost of sales increased by $25 million. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Gross profit

Gross profit in the year ended December 31, 2023, decreased by $52 million, or 10%, to $474 million, compared with $526 million in the year ended December 31, 2022. Gross profit percentage in the year ended December 31, 2023, decreased by 130 basis points to 9.9%, compared with 11.2% in the year ended December 31, 2022. Excluding exceptional

Ardagh Metal Packaging S.A.

cost of sales, gross profit percentage in the year ended December 31, 2023, decreased by 80 basis points to 11.8%, compared with 12.6% in the year ended December 31, 2022, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2023, increased by $43 million, or 20%, to $255 million, compared with $212 million in the year ended December 31, 2022. The increase in sales, general and administration expenses was primarily due to lower employee variable remuneration in the prior period. Excluding exceptional items, sales, general and administration expenses increased by $52 million, or 28%. Exceptional sales, general and administration expenses decreased by $9 million, due to lower transaction-related and other costs in the current year. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Intangible amortization

Intangible amortization in the year ended December 31, 2023, increased by $5 million or 4%, to $143 million, compared with $138 million in the year ended December 31, 2022, primarily due to an increase in the amortization of software costs.

Operating profit

Operating profit in the year ended December 31, 2023, decreased by $100 million, to $76 million compared with $176 million in the year ended December 31, 2022. The decrease is primarily due to lower gross profit and higher sales, general and administration expenses, as outlined above.

Net finance expense/(income)

Net finance expense in the year ended December 31, 2023, was $147 million, compared with $80 million net finance income in the year ended December 31, 2022, an increase of $227 million. Net finance expense/(income) for the years ended December 31, 2023 and 2022 comprised of the following:

	Year ended
	December 31,
	2023	2022

	(in $ millions)
Senior Secured Green and Senior Green Notes	132	113
Net pension interest cost	5	3
Lease interest cost	24	12
Foreign currency translation losses	6	3
Losses on derivative financial instruments	2	—
Other net finance expense	36	7
Finance expense before exceptional items	205	138
Exceptional finance income	(58)	(218)
Net finance expense/(income)	147	(80)

Interest on Senior Secured Green and Senior Green Notes increased by $19 million, or 17%, in the year ended December 31, 2023, compared with the year ended December 31, 2022. The increase primarily relates to interest expense on the 6.000% Senior Secured Green Notes due 2027 that were issued on June 8, 2022.

Ardagh Metal Packaging S.A.

Lease interest cost in the year ended December 31, 2023 increased by $12 million to $24 million, compared with $12 million in the year ended December 31, 2022, driven by an increase in lease obligations during the year and related interest thereon.

Foreign currency translation losses in the year ended December 31, 2023 increased by $3 million to $6 million, compared with a loss of $3 million in the year ended December 31, 2022, driven by foreign exchange rate fluctuations, primarily the U.S. dollar.

Losses on derivative financial instruments in the year ended December 31, 2023 amounted to $2 million, compared with $nil in the year ended December 31, 2022. The loss is related to the Group’s cross currency interest rate swaps (“CCIRS”) that were entered into in January and March 2023.

$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants. Exceptional net finance income for the year ended December 31, 2022, of $218 million primarily comprised of a $242 million gain on the Earnout Shares, Private and Public Warrants, partly offset by a foreign currency loss of $22 million thereon.

Income tax credit/(charge)

Income tax credit in the year ended December 31, 2023 resulted in a tax credit of $21 million, compared with a tax charge of $19 million in the year ended December 31, 2022.

The decrease in the income tax charge is primarily attributable to a decrease in the profit before tax of $327 million (tax effect of $82 million at the standard rate of Luxembourg corporation tax), a decrease in the prior year adjustments charge of $26 million primarily relating to tax credits arising from a favorable Superior Court of Justice ruling in Brazil in the year ended December 31, 2023 and a decrease of $2 million in tax charge on income subject to state and other local income taxes. These decreases were partially offset by an increase in income taxed at rates other than the standard rate of Luxembourg corporation tax of $46 million (primarily related to the non-taxable gain on movements in the fair market values on the Earnout Shares, Public Warrants and Private Warrants), a decrease of $11 million in tax charge in relation to other tax items, an increase of $11 million in tax losses for which no deferred tax was recognized and an increase of $2 million relating to non-deductible items.

The effective income tax rate on profit before exceptional items for the year ended December 31, 2023 was 30%, compared with a tax rate of 28% for the year ended December, 31 2022.  The increase in effective tax rate is primarily attributable to changes in profitability mix in the year ended December 31, 2023.

(Loss)/profit for the year

As a result of the items described above, the loss for the year ended December 31, 2023, increased by $287 million to $50 million, compared with a $237 million profit in the year ended December 31, 2022.

Ardagh Metal Packaging S.A.

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

Revenue

Revenue in the year ended December 31, 2022 increased by $634 million, or 16%, to $4,689 million, compared with $4,055 million in the year ended December 31, 2021. The increase in revenue is primarily driven by the pass through to customers of higher input costs and favorable volume/mix effects of 6%, which includes an impact of our growth investment program, partly offset by unfavorable foreign currency translation effects of $210 million.

Cost of sales

Cost of sales in the year ended December 31, 2022 increased by $724 million, or 21%, to $4,163 million, compared with $3,439 million in the year ended December 31, 2021. The increase in cost of sales is mainly due to the impact of higher sales as outlined above, higher input costs and higher exceptional cost of sales. Exceptional cost of sales increased by $37 million, mainly reflecting higher start-up related costs relating to our investment programs. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Gross profit

Gross profit in the year ended December 31, 2022 decreased by $90 million, or 15%, to $526 million, compared with $616 million in the year ended December 31, 2021. Gross profit percentage in the year ended December 31, 2022 decreased by 400 basis points to 11.2%, compared with 15.2% in the year ended December 31, 2021. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2022 decreased by 330 basis points to 12.6%, compared with 15.9% in the year ended December 31, 2021, primarily due to the impact of elevated revenue and cost of sales from the pass through to customers and the incurrence, respectively, of higher input costs.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2022 decreased by $206 million, or 49%, to $212 million, compared with $418 million in the year ended December 31, 2021. The decrease in sales, general and administration expenses was primarily due to lower exceptional sales, general and administration expenses. Excluding exceptional items, sales, general and administration expenses increased by $13 million, or 7%, primarily due to depreciation. Exceptional sales, general and administration expenses decreased by $219 million, primarily due to an expense of $205 million relating to the service for the listing of Ordinary Shares upon the completion of the Business Combination, as well as transaction-related costs and costs relating to transformation activities, in the year ended December 31, 2021.

Ardagh Metal Packaging S.A.

Intangible amortization

Intangible amortization in the year ended December 31, 2022 decreased by $13 million or 9%, to $138 million, compared with $151 million in the year ended December 31, 2021, primarily driven by foreign exchange effects.

Operating profit

Operating profit in the year ended December 31, 2022 increased by $129 million, to $176 million compared with $47 million in the year ended December 31, 2021. The increase is primarily due to lower exceptional sales, general and administration expenses, which was partly offset by lower gross profit, as outlined above.

Net finance (income)/expense

Net finance income in the year ended December 31, 2022, was $80 million, compared with a $235 million net finance expense in the year ended December 31, 2021. Net finance (income)/expense for the year ended December 31, 2022 and 2021 comprised of the following:

	Year ended
	December 31,
	2022	2021

	(in $ millions)
Senior Secured Green and Senior Green Notes	113	72
Interest on related party borrowings	—	43
Net pension interest cost	3	3
Lease interest cost	12	8
Foreign currency translation losses	3	49
Other net finance expense	7	3
Finance expense before exceptional items	138	178
Exceptional finance (income)/expense	(218)	57
Net finance (income)/expense	(80)	235

Interest on Senior Secured Green and Senior Green Notes increased by $41 million, or 57% in the year ended December 31, 2022 compared with the year ended December 31, 2021. The increase primarily relates to interest expense being recognized on the Senior Secured Green and Senior Green Notes as a result of the issuance by two affiliates of the Group of green bonds of approximately $2.8 billion equivalent on March 12, 2021, consisting of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029 (the “AMP Notes Issuance”) and the 6.000% Senior Secured Green Notes that were issued on June 8, 2022.

Interest on related party borrowings in the year ended December 31, 2022 decreased by $43 million, to $nil, compared with $43 million in the year ended December 31, 2021. The decrease primarily relates to the settlement of the related party borrowings with Ardagh Group on April 1, 2021.

Lease interest cost in the year ended December 31, 2022 increased by $4 million to $12 million, compared with $8 million in the year ended December 31, 2022, driven by an increase in lease obligations and related interest thereon.

Foreign currency translation losses in the year ended December 31, 2022 decreased by $46 million to $3 million, compared with a loss of $49 million in the year ended December 31, 2021 driven largely by the settlement of U.S. dollar and British pound denominated related party borrowings, in euro functional entities, with the Ardagh Group on April 1, 2021.

Ardagh Metal Packaging S.A.

The $218 million exceptional finance income for the year ended December 31, 2022 primarily comprised of a net $242 million gain and a net $22 million loss on movements in the fair market values and foreign currency, respectively, on the Earnout Shares and Warrants. Exceptional finance expense for the year ended December 31, 2021, of $57 million primarily comprised of a charge of $52 million from the Ardagh Group for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021 and a net $13 million foreign currency loss on the Earnout Shares and Public and Private Warrants, partly offset by a foreign currency translation gain of $13 million on the promissory note issued by the Company to the Ardagh Group as part of the consideration in connection with the Business Combination (the “AMP Promissory Note”).

Income tax charge

Income tax charge in the year ended December 31, 2022 resulted in a tax charge of $19 million, compared with a tax charge of $22 million in the year ended December 31, 2021.

The decrease in income tax charge is primarily attributable to a decrease of $70 million in the tax charge in respect of income taxed at rates other than the standard rate of Luxembourg corporation tax (primarily related to the non-taxable gain on movements in the fair market values on the Earnout Shares, Public and Private Warrants in the year ended December 31, 2022), a decrease of $36 million in the tax charge in respect of non-deductible items (amounts in the year ended December 31, 2021 included transaction-related and other costs attributable to the completion of the Business Combination), a decrease of $9 million in tax charge on the remeasurement of deferred taxes (amounts in the year ended December 31, 2021 related to the increase in the substantially enacted rate of corporation tax in the United Kingdom), an increase of $9 million in tax credits on other tax items and a decrease of $1 million in tax charge on income subject to state and other local income taxes. These decreases were partially offset by an increase in profit before tax of $444 million (tax effect of $111 million at the standard rate of Luxembourg corporation tax) and an increase of $11 million in tax losses for which no deferred income tax asset was recognized.

The effective income tax rate on profit before exceptional items for the year ended December 31, 2022 was 28% consistent with the year ended December 31, 2021.

Profit/(loss) for the year

As a result of the items described above, the profit for the year ended December 31, 2022 increased by $447 million to $237 million, compared with a $210 million loss in the year ended December 31, 2021.

Supplemental Management’s Discussion and Analysis

Key Operating Measures

Adjusted EBITDA consists of (loss)/profit for the year before income tax (credit)/charge, net finance expense/(income), depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to (loss)/profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Ardagh Metal Packaging S.A.

For a reconciliation of the (loss)/profit for the year to Adjusted EBITDA see below:

	Year ended
	December 31,
	2023	2022	2021

	(in $ millions)
(Loss)/profit for the year	(50)	237	(210)
Income tax (credit)/charge	(21)	19	22
Net finance expense/(income)	147	(80)	235
Depreciation and amortization	418	359	343
EBITDA	494	535	390
Exceptional operating items	106	90	272
Adjusted EBITDA	600	625	662

Adjusted EBITDA in the year ended December 31, 2023, decreased by $25 million, or 4%, to $600 million, compared with $625 million in the year ended December 31, 2022.

Adjusted EBITDA in the year ended December 31, 2022, decreased by $37 million, or 6%, to $625 million, compared with $662 million in the year ended December 31, 2021.

Exceptional Items

The following table provides detail on exceptional items included in cost of sales, sales, general and administration expenses, finance (income)/expense and income tax credits:

	Year ended December 31,
	2023	2022	2021
	$'m	$'m	$'m
Start-up related and other costs	36	67	30
Impairment - property, plant and equipment	18	—	—
Restructuring costs	38	—	—
Exceptional items - cost of sales	92	67	30
Transaction-related and other costs	14	23	242
Exceptional items - SG&A expenses	14	23	242
Exceptional finance (income)/expense	(58)	(218)	57
Exceptional items - finance (income)/expense	(58)	(218)	57
Exceptional income tax credit	(14)	(17)	(17)
Total exceptional items, net of tax	34	(145)	312

Exceptional items are those that in our management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2023

A net charge of $48 million, before tax, has been recognized as exceptional items for the year ended December 31, 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.

Ardagh Metal Packaging S.A.

●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $14 million have been incurred relating to the above exceptional items.

2022

A net credit of $128 million, before tax, has been recognized as exceptional items for the year ended December 31, 2022, primarily comprising:

●	$67 million start-up related and other costs in the Americas ($40 million) and in Europe ($27 million), primarily relating to the Group’s investment programs.
●	$23 million transaction-related and other costs, primarily comprised of $14 million of professional advisory fees and other costs in relation to transformation initiatives, and $9 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$218 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $242 million on the Earnout Shares, Public and Private Warrants, partly offset by a foreign currency loss of $22 million thereon.
●	Tax credits of $17 million have been incurred relating to the above exceptional items.

2021

A net charge of $329 million, before tax, has been recognized as exceptional items for the year ended December 31, 2021, primarily comprising:

●	$30 million start-up related costs in the Americas ($21 million) and Europe ($9 million), relating to our investment programs.
●	$242 million transaction-related and other costs, primarily comprised of an expense of $205 million relating to the service for the listing of the Ordinary Shares upon the completion of the Business Combination on August 4, 2021, as further detailed in note 25 to the audited consolidated financial statements included in this Annual Report, and $41 million of professional advisory fees in relation to the Business Combination and transactions and other costs related to transformation initiatives, partly offset by a $4 million credit related to a loan forgiven with respect to the U.S. pension plan.
●	$57 million exceptional finance expense comprised of a charge of $52 million from the Ardagh Group for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021 and a net $13 million foreign currency loss on the Earnout Shares and Public and Private Warrants, partly offset by a foreign currency translation gain of $13 million on the AMP Promissory

Ardagh Metal Packaging S.A.

Note issued by the Company to the Ardagh Group as part of the consideration in connection with the Business Connection.
●	Tax credits of $17 million have been incurred relating to the above exceptional items.

Segment Information

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

	Year ended
	December 31,
	2023	2022

	(in $ millions)
Revenue
Europe	2,030	1,963
Americas	2,782	2,726
Total Revenue	4,812	4,689
Adjusted EBITDA
Europe	211	200
Americas	389	425
Total Adjusted EBITDA	600	625

Revenue

Europe. Revenue increased by $67 million, or 3%, to $2,030 million for the year ended December 31, 2023, compared with $1,963 million in the year ended December 31, 2022. The increase in revenue, excluding favorable foreign currency translation effects of $45 million, was principally due to higher input cost recovery, partly offset by unfavorable volume/mix effects.

Americas. Revenue increased by $56 million, or 2%, to $2,782 million for the year ended December 31, 2023, compared with $2,726 million in the year ended December 31, 2022. The increase in revenue principally reflected favorable volume/mix effects partly offset by the pass through of lower input costs.

See “—Business Drivers.”

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $11 million, or 6%, to $211 million for the year ended December 31, 2023, compared with $200 million in the year ended December 31, 2022. The increase in Adjusted EBITDA was principally due to higher input cost recovery, partly offset by unfavorable volume/mix effects and higher operating costs.

Americas. Adjusted EBITDA decreased by $36 million, or 8%, to $389 million for the year ended December 31, 2023, compared with $425 million in the year ended December 31, 2022. The decrease was primarily driven by higher operating costs and lower input cost recovery, partly offset by favorable volume/mix effects.

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

nature of beverage consumption. The investment in working capital for metal beverage packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

The following table outlines our principal financing arrangements at December 31, 2023:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	497
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	553	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	USD	369	06-Aug-26	Revolving	—	—	369
Lease obligations	Various	—	Various	Amortizing	—	408	—
Other borrowings	Various	—	Rolling	Amortizing	—	54	—
Total borrowings / undrawn facilities						3,762	369
Deferred debt issue costs						(28)	—
Net borrowings / undrawn facilities						3,734	369
Cash, cash equivalents and restricted cash						(443)	443
Derivative financial instruments used to hedge foreign currency and interest rate risk						21	–
Net debt / available liquidity						3,312	812

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

Lease obligations at December 31, 2023 of $408 million, primarily reflects $168 million of new lease assets and favorable foreign currency movements, partly offset by $87 million of principal repayments and disposals, in the year ended December 31, 2023.

At December 31, 2023, we had $369 million available under the Global Asset Based Loan Facility.

Ardagh Metal Packaging S.A.

The following table outlines the minimum repayments we are obliged to make in the twelve months ending December 31, 2024, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2024
		(in millions)			(in $ millions)
Lease obligations	Various	—	Various	Amortizing	76
Other borrowings	Various	—	Rolling	Amortizing	18
					94

For the year ended December 31, 2023, we reported operating profit of $76 million, cash generated from operations of $814 million and generated Adjusted EBITDA of $600 million.

We generate substantial cash flow from our operations and had $443 million in cash, cash equivalents and restricted cash at December 31, 2023, as well as available but undrawn liquidity of $369 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividends for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

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

Off Balance Sheet Arrangements

Receivables Factoring and Related Programs

We participate in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to us or transfer substantially all the risk and rewards to the financial institutions. Receivables of $643 million were sold under these programs at December 31, 2023 (December 31, 2022: $530 million).

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

Ardagh Metal Packaging S.A.

Contractual Obligations and Commitments

The following table outlines our principal contractual obligations at December 31, 2023:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years

		(in $ millions)
Long term debt—capital repayment	3,300	—	—	1,697	1,603
Long term debt—interest *	601	124	248	185	44
Lease obligations and other borrowings	556	120	210	112	114
Purchase obligations	1,317	1,317	—	—	—
Derivatives	84	32	41	11	—
Contracted capital commitments	124	124	—	—	—
Total	5,982	1,717	499	2,005	1,761

* Long term debt interest is calculated based on the contractual interest rates for the Senior Green Secured and Senior Green Notes as described in note 20 to the audited consolidated financial statements.

Ardagh Metal Packaging S.A.

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the three years ended December 31, 2023 set forth below:

	Year ended December 31,
	2023	2022	2021

	(in $ millions)
Operating profit	76	176	47
Depreciation and amortization	418	359	343
Exceptional operating items	106	90	272
Movement in working capital(1)	270	(202)	16
Exceptional costs paid, including restructuring	(56)	(101)	(67)
Cash generated from operations	814	322	611
Net interest paid	(174)	(123)	(113)
Settlement of foreign currency derivative financial instruments	(10)	41	8
Income tax paid	(14)	(35)	(48)
Net cash from operating activities	616	205	458

Capital expenditure(2)	(378)	(595)	(686)
Purchase of business, net of cash acquired	—	—	(5)
Net cash used in investing activities	(378)	(595)	(691)

Proceeds from borrowings	79	709	2,773
Repayment of borrowings	(83)	(110)	(5)
Lease payments	(78)	(59)	(48)
Dividends paid	(263)	(251)	—
Deferred debt issue costs paid	(3)	(11)	(35)
Proceeds from ordinary share issuance, net of costs	—	(1)	925
Proceeds from preferred share issuance, net of costs	—	257	—
Treasury shares purchased	—	(35)	—
Repayment of related party borrowings to Ardagh	—	—	(2,738)
Payment as part of capital reorganization	—	—	(574)
Proceeds from related party borrowings from Ardagh	—	—	2
Cash received from Ardagh	—	—	206
Redemption premium and issuance costs paid	—	—	(52)
Net (outflow)/inflow from financing activities	(348)	499	454

Net (decrease)/increase in cash, cash equivalents and restricted cash	(110)	109	221
Exchange loss on cash, cash equivalents and restricted cash	(2)	(17)	(15)
Net (decrease)/increase in cash, cash equivalents and restricted cash after exchange losses	(112)	92	206
(1)	Working capital is made up of inventories, trade and other receivables, contract assets, trade and other payables contract liabilities and current provisions. Other companies may calculate working capital in a manner different than ours.
(2)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Ardagh Metal Packaging S.A.

Net cash from operating activities

Net cash from operating activities increased by $411 million from $205 million in the year ended December 31, 2022, to $616 million in the year ended December 31, 2023. The increase was mainly due to an increase in working capital inflows of $472 million, an increase in depreciation and amortization of $59 million and a decrease in exceptional costs paid, including restructuring of $45 million and an increase in exceptional operating items of $16 million, partly offset by a $100 million decrease in operating profit. Net cash from operating activities was further impacted by net interest paid of $174 million, income tax paid of $14 million and outflows from settlement gains of foreign currency derivative financial instruments of $10 million.

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

Net cash used in investing activities

Net cash used in investing activities decreased by $217 million to $378 million in the year ended December 31, 2023, compared with the same period in 2022 mainly driven by reduced spend on the Group’s growth investment program as it is near completion. Capital expenditure for the year ended December 31, 2023 includes $266 million on our growth investment projects.

Net cash used in investing activities decreased by $96 million to $595 million in the year ended December 31, 2022, compared with the same period in 2021 mainly driven by the timing of projects in relation to our growth investment program. Capital expenditure for the year ended December 31, 2022 includes $486 million on our growth investment projects.

Net (outflow)/inflow from financing activities

For the year ended December 31, 2023, net cash from financing activities represented an outflow of $348 million compared with an inflow $499 million in the same period in 2022.

2023 Financing activity

Proceeds from borrowings of $79 million primarily reflects the drawdown of the Group’s Global Asset Based Loan Facility during the year ended December 31, 2023.

Repayment of borrowings of $83 million primarily reflects the repayment of the Group’s Global Asset Based Loan Facility and other borrowings during the year ended December 31, 2023.

Lease payments of $78 million, for the year ended December 31, 2023, increased by $19 million compared to $59 million in the prior year, reflecting increased principal repayments on the Group’s lease obligations.

For the year ended December 31, 2023, we paid dividends to shareholders of $263 million. On February 21, 2023, the Board approved an interim dividend of $0.10 per Ordinary Share and an interim dividend on the annual 9% dividend of the Preferred Shares, respectively. On March 28, 2023, the interim dividends of $60 million and €6 million ($6 million) were paid to shareholders of record of the Ordinary Shares on March 14, 2023 and holders of the Preferred Shares,

Ardagh Metal Packaging S.A.

respectively. On April 25, 2023, the Board approved an interim dividend of $0.10 per Ordinary Share and an interim dividend on the annual 9% dividend of the Preferred Shares, respectively. On June 28, 2023, the interim dividends of $59 million and €6 million ($6 million) were paid to shareholders of record of the Ordinary Shares on June 14, 2023 and holders of the Preferred Shares, respectively. On July 25, 2023, the Board approved an interim dividend of $0.10 per Ordinary Share and an interim dividend on the annual 9% dividend of the Preferred Shares, respectively. On September 28, 2023, the interim dividends of $60 million and €6 million ($6 million) were paid to shareholders of record of the Ordinary Shares on September 14, 2023 and holders of the Preferred Shares, respectively. On October 24, 2023, the Board approved an interim dividend of $0.10 per Ordinary Share and an interim dividend on the annual 9% dividend of the Preferred Shares, respectively. On December 20, 2023, the interim dividends of $60 million and €6 million ($6 million) were paid to shareholders of record of the Ordinary Shares on December 6, 2023 and holders of the Preferred Shares, respectively

2022 Financing activity

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

In the year ended December 31, 2022, we issued non-convertible, non-voting 9% preferred shares to the Ardagh Group for $260 million and paid $3 million of transaction costs related to the issuance of the Preferred Shares.

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

Working capital

For the year ended December 31, 2023, the movement in working capital increased by $472 million to an inflow of $270 million, compared to an outflow of $202 million in the year ended December 31, 2022. The increase in working capital inflows was primarily due to favorable cash flows generated from inventory and trade and other receivables.

Ardagh Metal Packaging S.A.

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

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring in the year ended December 31, 2023 decreased by $45 million to $56 million compared with $101 million in the year ended December 31, 2022. For the year ended December 31, 2023, amounts paid of $56 million primarily comprised $44 million of start-up costs, mainly relating to our growth investment program, $6 million of restructuring costs, $5 million of transaction related costs and $1 million of other costs.

Exceptional costs paid, including restructuring in the year ended December 31, 2022 increased by $34 million to $101 million compared with $67 million in the year ended December 31, 2021. For the year ended December 31, 2022, amounts paid of $101 million primarily comprised $65 million of start-up costs, mainly relating to our growth investment program and $36 million of other costs, of which $27 million relates to the North American pension split

Income tax paid

Income tax paid during the year ended December 31, 2023 was $14 million, which represents an decrease of $21 million when compared to $35 million the year ended December 31, 2022. The decrease is primarily attributable to refunds received in certain jurisdictions.

Income tax paid during the year ended December 31, 2022 was $35 million, which represents an decrease of $13 million when compared to the year ended December 31, 2021. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure

	Year ended
	December 31,
	2023	2022	2021

	(in $ millions)
Europe	155	213	190
Americas	223	382	496
Net capital expenditure	378	595	686

Capital expenditure for the year ended December 31, 2023, decreased by $217 million to $378 million, compared to $595 million for the year ended December 31, 2022. The decrease was mainly driven by reduced spend on the Group’s growth investment program as it nears completion. Capital expenditure for the year ended December 31, 2023 includes $266 million related to our growth investment program.

In Europe, capital expenditure for the year ended December 31, 2023, was $155 million, compared to capital expenditure of $213 million for the year ended December 31, 2022 with the decrease primarily attributable to the Group’s growth investment program. In Americas capital expenditure in the year ended December 31, 2023, was $223 million compared to capital expenditure of $382 million for the year ended December 31, 2022, with the decrease primarily attributable to reduced spend on the Group’s growth investment program.

Capital expenditure for the year ended December 31, 2022, decreased by $91 million to $595 million, compared to $686 million for the year ended December 31, 2021. The decrease was primarily driven by a re-phasing of our growth

Ardagh Metal Packaging S.A.

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

C.Research and development, patents and licenses

See “Item 4. Information on the Company—B. Business Overview—Innovation, Research and Development.”

D.Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this Annual Report to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

See “Note 3 Summary of material accounting policies — Critical accounting estimates, assumptions and judgments” to the audited consolidated financial statements included elsewhere in this Annual Report.

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

Name	Age	Position	Expiration of current directorship term	Independent
Herman Troskie	53	Chair	2025
Paul Coulson	71	Director	2024
Oliver Graham	55	Chief Executive Officer and Director	2026
John Sheehan	58	Director	2026
Abigail Blunt	62	Non-Executive Director	2024	☒
Yves Elsen	65	Non-Executive Director	2025	☒
Elizabeth Marcellino	66	Non-Executive Director	2026	☒
Damien O’Brien	68	Non-Executive Director	2025	☒
The Rt. Hon. the Lord Hammond of Runnymede	68	Non-Executive Director	2024	☒
Edward White	76	Non-Executive Director	2024	☒

Board

Herman Troskie

Herman Troskie is the Chair of the board of directors of Ardagh Metal Packaging S.A. and has been a director of the Ardagh Group since 2009. He was previously CEO of Corporate, Legal and Tax Advisory at Stonehage Fleming, the international family office. He has extensive experience in the areas of international corporate structuring, cross-border financing and capital markets. Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001. Mr. Troskie is chair of the Compensation Committee, the Finance Committee and the Nominating and Governance Committee. He is based in Luxembourg and is a citizen of the Netherlands and South Africa.

Paul Coulson

Paul Coulson graduated from Trinity College Dublin with a business degree in 1973. He spent five years with Price Waterhouse in London and Dublin and qualified as a Chartered Accountant in 1978. He then established his own accounting firm before setting up Yeoman International in 1980 and developing it into a significant leasing and structured finance business. From 1998 to 2023 he was Chairman of Ardagh and initiated the transformation of Ardagh from a small, single plant operation into a leading global packaging company. Over the last 40 years he has been involved in the creation and development of a number of businesses apart from Yeoman and Ardagh. These include Fanad Fisheries, a leading Irish salmon farming company, and Sterile Technologies. Prior to its sale to Stericycle, Inc. in 2006, Sterile Technologies had been developed into the leading medical waste management company in the United Kingdom and Ireland. He is a

Ardagh Metal Packaging S.A.

member of the Compensation Committee and the Nominating and Governance Committee. Mr. Coulson is a citizen of the Republic of Ireland.

Oliver Graham

Oliver Graham is CEO of Ardagh Metal Packaging S.A., a position he has held since 2020. Before taking up this role, Mr. Graham was CEO of Metal Packaging Europe with responsibility for Metal Packaging Brazil, as well as being Ardagh Group S.A. Commercial Director. He joined Ardagh in 2016 following the acquisition of the metal beverage packaging business, prior to which he was Group Commercial Director at Rexam PLC. Mr. Graham joined Rexam PLC in 2013 from The Boston Consulting Group, where he was a partner. He is the chair of the Sustainability Committee. He is a British citizen.

John Sheehan

John Sheehan was appointed Chief Financial Officer and Director of Ardagh Group in 2021, having previously been Director of Corporate Development and Investor Relations. Prior to joining Ardagh in 2012, Mr. Sheehan spent twelve years in the equity capital markets with Investec, RBS and NCB, covering a range of industry sectors, including packaging. Mr. Sheehan qualified as a Chartered Accountant with PricewaterhouseCoopers. He is a member of the Finance Committee and the Sustainability Committee. He is a citizen of the Republic of Ireland.

Abigail Blunt

Abigail Blunt has had a 30-year career as a corporate and government affairs executive with extensive expertise in the consumer packaged goods industry. In September 2022 she left the Kraft Heinz Company after 21 years where she had led the Global Government Affairs function, served as an Advisor to the board, a Kraft Heinz Foundation board member and an ESG leader. Earlier in her career, Mrs. Blunt earned significant political acumen through her roles in government and government related entities including Finance Director of the National Republican Congressional Committee (NRCC), Deputy Director of the Bush Re-election Committee, US Chamber of Commerce Foundation Director, Government Affairs Director for the Federal Deposit Insurance Corporation (FDIC) and a legislative aide in the US House of Representatives. Mrs. Blunt was named by Washingtonian Magazine as one of “Washington’s Most Influential People” in 2021 and 2022. She serves on the board of Apollo-owned portfolio company, SmartStart, as well as on the board of VitaKey. She is a member of The Economic Club of Washington and Extraordinary Women on Boards. Mrs. Blunt is an independent director and is a member of the Audit Committee and the Sustainability Committee. She is a citizen of the United States of America.

Yves Elsen

Yves Elsen is chairman of the board of directors of HITEC Luxembourg S.A., a Luxembourg-based industrial and technology company serving contractors in over 20 countries around the world. Prior to this, Mr. Elsen founded and led SATLYNX S.A., following extensive experience with listed satellite operator SES - Société Européenne des Satellites S.A. He was a member of the supervisory board of Villeroy & Boch AG from 2013 to 2019 and its chairman from 2017 to 2019. Mr. Elsen is chairman of the board of governors of the University of Luxembourg. He is an independent director and is a member of the Audit Committee and the Nominating and Governance Committee. Mr. Elsen is a citizen of Luxembourg.

Elizabeth Marcellino

Elizabeth Marcellino is a writer and communications consultant who worked for more than a decade as a journalist reporting on a wide range of policy issues for Los Angeles-based City News Service. She was previously a managing director of Goldman Sachs Group, Inc., where she worked from 1991 to 2004 in investment banking, portfolio

Ardagh Metal Packaging S.A.

management, and private equity, with a focus on the real estate industry. Ms. Marcellino serves as a member of the board of directors of Gores Holdings IX. She earned a B.A. in Economics from the University of California, Los Angeles and a M.B.A. in Finance and Real Estate from The Wharton School of the University of Pennsylvania. Ms. Marcellino is an independent director and is a member of the Audit Committee and the Sustainability Committee. She is a citizen of the United States of America.

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

Edward White

Edward White has been an Executive Professor of Finance in the Mays Business School at Texas A&M University since 2014. He was formerly a Senior Vice President and the Chief Financial Officer of O-I Glass, Inc (“O-I”). for seven years until his retirement in 2012. During his 38-year career with O-I, he worked in a variety of management roles across finance, manufacturing and marketing. His international experiences included senior management positions as an expatriate in Finland, Poland, France and Switzerland. Mr. White holds a M.B.A. from the University of Hawaii and a Bachelor’s in Business Administration from Indiana University. He is an independent director and chair of the Audit Committee. Mr. White is a citizen of the United States of America.

Senior Management

David Bourne

David Bourne is Chief Financial Officer of Ardagh Metal Packaging S.A.. Prior to this appointment in 2020, Mr. Bourne was the Finance Director Operations with responsibility for transformational organic and M&A finance initiatives within Ardagh Group. He joined Ardagh in 2014. Mr. Bourne previously has 20 years’ experience with KPMG including long-term secondments to DS Smith plc supporting their acquisition of SCA Packaging and AstraZeneca plc supporting their divestment of Cellmark Diagnostics. Mr. Bourne is qualified as a Chartered Accountant and holds an accounting and economics degree from the University of Reading. He is a member of the Finance Committee and the Sustainability Committee. Mr. Bourne is a British citizen.

Ardagh Metal Packaging S.A.

B.Compensation

Director Compensation

We have established a compensation program for our non-employee directors. In 2023, the aggregate amount of our non-employee directors’ compensation was approximately $1.6 million, in the form of a cash retainer for the performance of duties as a director. The non-employee directors’ compensation program allows each non-employee director the opportunity to elect to receive Ordinary Shares in lieu of a portion of the annual cash retainer payable to the non-employee director under the program.

We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board and committee meetings. Directors who are employees of the Company do not receive any compensation for their services as directors.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended December 31, 2023 was $3 million. In addition, subsidiaries of the Ardagh Group, which do not form part of the Group, incurred transaction-related and other compensation for key management during the year of $nil. An aggregate of approximately $0.3 million has been set aside or accrued for the year ended December 31, 2023 to provide pension, retirement or similar benefits to our key management (including directors). See note 27 to the audited consolidated financial statements included elsewhere in this Annual Report.

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

Ardagh Metal Packaging S.A.

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

Our Board meets as often as it deems necessary to conduct the business of the Company. In 2023, there were six meetings of the Board with an attendance rate of 100%.

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

Ardagh Metal Packaging S.A.

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

Committees of the Board

Our Board has five standing committees: an audit committee (“Audit Committee”), a compensation committee (“Compensation Committee”), a nominating and governance committee (“Nominating and Governance Committee”), a sustainability committee (“Sustainability Committee”) and a finance committee (“Finance Committee”). In December 2023, the Board resolved to disband the Executive Committee. The members of each committee are appointed by the Board and serve until their successors are elected and qualified, unless they are earlier removed or they resign. Each of the committees report to the Board as it deems appropriate and as the Board may request. The composition, duties and responsibilities of the five standing committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

In 2023, five meetings of the Audit Committee were held, with an attendance rate of 100%. Our Audit Committee consists of Edward White, Abigail Blunt, Yves Elsen, Elizabeth Marcellino, Damien O’Brien and The Rt. Hon. the Lord Hammond of Runnymede, with Edward White serving as the chair of the Audit Committee. All of our Audit Committee members are independent directors, in accordance with the NYSE Standards and the SEC requirements.

Our Audit Committee, among other matters, oversees (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee include the following:

●	annually review and assess the adequacy of the audit committee charter and review the performance of the audit committee;
●	be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;
●	review the plans and results of the audit engagement with the independent auditors;
●	evaluate the qualifications, performance and independence of our independent auditors;
●	have authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof and the fees therefor;

Ardagh Metal Packaging S.A.

●	review the adequacy of our internal accounting controls;
●	ensure the Company maintains a robust risk management function, including with respect to cybersecurity, information technology and information security risks and the related activities undertaken by the Company to monitor, control and mitigate such risks; and
●	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the Audit Committee members meets the financial literacy requirements of the NYSE listing standards and the Board has determined that Edward White qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. See “Item 16A. Audit Committee Financial Expert” below. The designation does not impose on the Audit Committee Financial Expert any duties, obligations or liabilities that are greater than those generally imposed on members of our Audit Committee and our Board. Our Board has adopted a written charter for the Audit Committee, which is available on our corporate website at www.ardaghmetalpackaging.com/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Compensation Committee

In 2023, five meetings of the Compensation Committee were held, with an attendance rate of 100%. Our Compensation Committee consists of Paul Coulson, Damien O’Brien and Herman Troskie, with Herman Troskie serving as the chair of the Compensation Committee. Paul Coulson resigned from the role of chair of the Compensation Committee in December 2023. As we are a controlled company as defined under NYSE Standards, see “—Controlled Company” above, our Compensation Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to ensure compliance with such rules.

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

Our Board has adopted a written charter for the Compensation Committee, which is available on our corporate website at www.ardaghmetalpackaging.com/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Ardagh Metal Packaging S.A.

Nominating and Governance Committee

In 2023, five meetings of the Nominating and Governance Committee were held, with an attendance rate of 100%. Our Nominating and Governance Committee consists of Paul Coulson, Yves Elsen, Damien O’Brien and Herman Troskie, with Herman Troskie serving as the chair of the Nominating and Governance Committee. Paul Coulson resigned from the role of chair of the Nominating and Governance Committee in December 2023. As we are a controlled company as defined under NYSE Standards, see “—Controlled Company” above, our Nominating and Governance Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our Nominating and Governance Committee accordingly in order to ensure compliance with such rules. The Nominating and Governance Committee, among other matters:

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

Our Board has adopted a written charter for the Nominating and Governance Committee, which is available on our corporate website at www.ardaghmetalpackaging.com/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Sustainability Committee

In 2023, four meetings of the Sustainability Committee were held, with an attendance rate of 100%. The Sustainability Committee consists of Oliver Graham, Abigail Blunt, David Bourne, Elizabeth Marcellino, Til Ruhnke and John Sheehan, with Oliver Graham serving as the chair of the Sustainability Committee. Jennifer Cumbee resigned from the Sustainability Committee in September 2023. The meetings of the Sustainability Committee are attended by the CEOs of Metal Packaging Europe and Metal Packaging Americas and by sustainability, human resources and procurement executives. The Sustainability Committee, among other matters:

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

Ardagh Metal Packaging S.A.

Our Board has adopted a written charter for the Sustainability Committee, which is available on our corporate website at www.ardaghmetalpackaging.com/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Finance Committee

Our Finance Committee consists of David Bourne, Cormac Maguire, John Sheehan and Herman Troskie, with Herman Troskie serving as the chair of the Finance Committee. Paul Coulson resigned from the Finance Committee in December 2023. The Finance Committee, among other matters,

●	reviews and monitors the capital structure, financial policies and treasury function of the Company and makes recommendations to the Board in relation thereto; and
●	reviews and recommends to the Board whether to approve financing agreements or arrangements, including plans to issue, incur, amend, repurchase, redeem or repay, as applicable, indebtedness.

Our Board has adopted a written charter for the Finance Committee, which is available on our corporate website at www.ardaghmetalpackaging.com/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that serve as a framework within which our Board and its committees operate. These guidelines cover a number of areas including the composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chair of the board and the chief executive officer, meetings of independent directors, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our Nominating and Governance Committee reviews our corporate governance guidelines periodically and, if necessary, recommends changes to our Board. Additionally, our Board has adopted independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines is posted on our website at www.ardaghmetalpackaging.com/investors/governance. The contents of the website are not incorporated by reference into this Annual Report.

D.Employees

As of December 31, 2023, we had approximately 6,400 employees globally, of which approximately 3,500 were located in Europe, approximately 1,900 were located in the United States and approximately 1,000 employees were located in Brazil.

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

Ardagh Metal Packaging S.A.

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

Included in Item 7.A

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders

Each shareholder is entitled to one vote per Ordinary Share.

The following table shows the beneficial ownership of our outstanding Ordinary Shares as of the approval date of the financial statements included elsewhere in this Annual Report by:

•	each person known by the Company to beneficially own more than 5% of our outstanding Ordinary Shares;
•	each executive officer or director of the Company; and
•	all of the executive officers and directors of the Company as a group.

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	%

Ardagh Group S.A. (1)	454,375,314	76.029%
Our directors and key management
Herman Troskie	*	*
Paul Coulson (1)	125,000	*
Oliver Graham	*	*
John Sheehan	*	*
Abigail Blunt	*	*
Yves Elsen	*	*
The Rt. Hon. the Lord Hammond of Runnymede	*	*
Elizabeth Marcellino	*	*
Damien O'Brien	*	*
Edward White	*	*
David Bourne	*	*
All directors and key management as a group	*	*

(1)    ARD Holdings S.A., which indirectly through its subsidiaries controls Ardagh Group S.A., may be deemed to be the ultimate beneficial owner of the Ordinary Shares indirectly held by Ardagh Group S.A. through its wholly-owned subsidiary Ardagh Investments Holdings Sarl. As of December 31, 2023, ARD Holdings S.A. had approximately 430 record shareholders and a board of directors consisting of eight directors. Paul Coulson, controls ARD Holdings S.A. as a result of his 18.83% stake in ARD Holdings S.A. and his 52.42% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A. Other than the Ordinary Shares reflected in the table above, Mr. Coulson has no direct ownership in Ordinary Shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the Ordinary Shares held by Ardagh Investments Holdings Sarl by virtue of his control of ARD Holdings S.A. and Ardagh Group S.A..

*	Represents beneficial ownership of less than one percent or no shares.

Ardagh Metal Packaging S.A.

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

(1)    Indirectly held by Ardagh Group S.A. through its wholly-owned subsidiary Ardagh Investments Holdings Sarl.

As of December 31, 2023, the registrar and transfer agent for the Company reported that 597,634,594 of Ordinary Shares were held by 54 record holders in the United States.

The Company is controlled by AGSA. As of December 31, 2023, AGSA has 69 record shareholders and a board of directors consisting of 14 directors. The ultimate parent company of AGSA is ARD Holdings S.A..

B.	Related Party Transactions

Relationship with our parent company

At December 31, 2023, approximately 76% of our Ordinary Shares are indirectly owned by AGSA, our parent company, through its wholly-owned subsidiary, Ardagh Investments Holdings Sarl. AGSA continues to exercise control over the composition of our Board and any other action requiring the approval of our shareholders.

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

Ardagh Metal Packaging S.A.

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

Services Agreement

In connection with the AMP Transfer, AGSA and AMPSA entered into a Services Agreement, pursuant to which AGSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AGSA and its affiliates (other than the AMP Entities). The services provided pursuant to the Services Agreement include typical corporate functional support areas in order to complement the activities in areas which exist within the AMPSA Group (as defined in the Services Agreement). For each calendar year from 2021 through 2024, as consideration for the corporate services provided by AGSA to AMPSA, AMPSA has provided and will provide corporate services to AGSA and has incurred an expense from AGSA of $33 million for the calendar year 2021 (prorated to reflect the timing of the completion of the AMP Transfer), $38 million for calendar year 2022, $39 million for calendar year 2023 and will incur an expense of $39 million for calendar year 2024. The fees for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024, or if earlier, the date upon which AMPSA or AGSA undergoes a change of control, all corporate services provided pursuant to the Services Agreement will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such corporate services and the level of services expected to be provided.

Shareholders Agreement

In connection with the completion of the Merger, AGSA and AMPSA entered into the Shareholders Agreement, pursuant to which, among other things, AGSA has the right to nominate nine directors, including the chair, to the AMPSA Board, of whom at least three shall satisfy the independence requirements of NYSE. Two independent directors were appointed upon proposal for nomination by the GHV Sponsor as Class I directors pursuant to the terms of the Business Combination Agreement. In addition, for so long as AGSA holds at least 20% of the outstanding Ordinary Shares, AGSA will also have the right to: (A) nominate a number of directors to the AMPSA’s Board at least proportional to the number of outstanding Ordinary Shares owned by AGSA; (B) designate the chairperson of the Board of AMPSA (who need not be a nominee of AGSA); and (C) appoint a number of representatives to each committee of the Board of AMPSA that is at least proportional to the number of outstanding Ordinary Shares owned by AGSA. In addition, for so long as AGSA holds at least 40% of the outstanding Ordinary Shares, the following actions may not be taken (or agreed to be taken) by AMPSA without the prior written consent of AGSA: (a) the sale of greater than 40% of the assets or voting securities of AMPSA (with certain exceptions); (b) voluntary liquidation or dissolution of AMPSA; (c) any amendment of AMPSA’s Articles that materially and adversely affects AGSA in its capacity as a shareholder; (d) relocation of AMPSA’s corporate headquarters; (e) change to AMPSA’s corporate name; or (f) any corporate action that would materially adversely affect any of the foregoing approval rights.

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

Indemnification Letter Agreement

On May 21, 2021, AMPSA entered into a letter agreement with AGSA, pursuant to which AGSA agreed to indemnify, defend and hold harmless AMPSA and its subsidiaries and their respective successors from and against any and all losses incurred prior to December 31, 2021 resulting from the cybersecurity incident that was discovered by AGSA in May 2021. No claim submitted to AGSA after March 31, 2022 is eligible for indemnification pursuant to the letter agreement and in no event will AGSA’s aggregate liability for indemnification claims pursuant to the letter agreement exceed $150 million. The letter agreement incorporates by reference, among other things, the limitations on indemnification and procedures for seeking indemnification contained in the Transfer Agreement.

Other Related Party Transactions

For additional information, see note 27 to the audited consolidated financial statements included elsewhere in this Annual Report.

There have been no material related party transactions in the period since the date of approval of the audited consolidated financial statements included elsewhere in this Annual Report.

C.	Interests of experts and counsel

Not Applicable

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. of this Annual Report for consolidated financial statements.

Legal or arbitration proceedings

We become involved from time to time in various claims and lawsuits arising in the ordinary course of business, including, but not limited to, employee claims, disputes with our customers and suppliers, environmental liability claims and intellectual property disputes.

We believe that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

Dividend Policy

For the year ended December 31, 2023, we paid the following dividends per Ordinary Share:

●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on February 21, 2023, which was paid on March 28, 2023 to shareholders of record on March 14, 2023;
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on April 25, 2023, which was also paid on June 28, 2023 to shareholders of record on June 14, 2023;
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on July 25, 2023, which was paid on September 28, 2023 to shareholders of record on September 14, 2023; and

Ardagh Metal Packaging S.A.

●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on October 24, 2023, which was paid on December 20, 2023, to shareholders of record on December 6, 2023.

Decisions in relation to our dividend policy are determined by our Board, however we intend to continue to pay a regular quarterly dividend of $0.10 per Ordinary Share, which would equate to a full year dividend of $0.40 per Ordinary Share.

In July 2022, we issued 56,306,306 Preferred Shares. AGSA indirectly owns 100% of our Preferred Shares. Each Preferred Share is entitled to an annual preferred dividend amounting to 9% of its nominal value computed on the basis of a 360-day year comprised of twelve 30-day months (the “Annual Preferred Share Dividend”). The first pro rata Annual Preferred Share Dividend shall be calculated from the date of issuance of a Preferred Share (with the month of issuance being computed as a full month) until the end of the financial year of the date of issue, and all the subsequent Annual Preferred Share Dividend will be calculated per financial year of the Company. No distributions may be made to the holders of Ordinary Shares during a financial year if there is any Delta or New Delta (each as defined in our Articles), or unless all the Preferred Shares are redeemed, as described in our Articles. The payment of dividends on the Preferred Shares is at the discretion of our Board. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares— If we do not pay dividends on our Ordinary Shares, you may not receive any return on investment unless you sell your shares for a price greater than that which you are deemed to have paid for it” and Exhibit 2.7 “Description of Securities Registered pursuant to Section 12 of the Exchange Act.”

For the year ended December 31, 2023, we paid the following dividends on the Preferred Shares:

●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on February 21, 2023, which was paid on March 28, 2023; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on April 25, 2023, which was paid on June 28, 2023; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on July 25, 2023, which was paid on September 28, 2023; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on October 24, 2023, which was paid on December 20, 2023.

Decisions in relation to future dividend policy will be determined by our Board.

B.	Significant Changes

There have been no significant changes since the approval date of the audited consolidated financial statements included elsewhere in this Annual Report.

Item 9. The Offer and Listing

A.	Offer and listing details

Our Ordinary Shares are listed on the NYSE under the symbol “AMBP.” Our Warrants are listed on the NYSE under the symbol “AMBP.WS.”

Ardagh Metal Packaging S.A.

B.	Plan of distribution

Not applicable

C.	Markets

Our Ordinary Shares are listed on the NYSE under the symbol “AMBP.” Our Warrants are listed on the NYSE under the symbol “AMBP.WS.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Sale, Exchange or Other Taxable Disposition

Subject to the discussion under “—Passive Foreign Investment Company & Surrogate Foreign Corporation Status” below, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange or other taxable disposition of the AMPSA Securities in an amount equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale, exchange or other taxable disposition and its adjusted tax basis in the AMPSA Securities. The adjusted tax basis in AMPSA Securities generally will be equal to the cost of such AMPSA Securities. The capital gain or loss will generally be long-term capital gain or loss if a U.S. Holder has held their shares and/or warrants for more than one year at the time of disposition. In the case of non-corporate U.S. Holders, long-term capital gain generally is subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the AMPSA Securities generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

Passive Foreign Investment Company & Surrogate Foreign Corporation Status

The Company believes it was not a PFIC for U.S. federal income tax purposes in the 2023 taxable year and based on the nature of the Company’s business, the projected composition of the Company’s income and the projected composition and estimated fair market values of the Company’s assets, the Company does not expect to be a PFIC for U.S. federal income tax purposes in 2024 or in the foreseeable future. However, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC depending on, among other things, changes in the nature of the Company’s business, composition of its assets or income, as well as changes in its market capitalization. Accordingly, no assurance can be given that the Company will not be a PFIC in any given taxable year.

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

The Company believes it was not a surrogate foreign corporation for U.S. federal income tax purposes in the 2023 taxable year and furthermore the Company does not expect to be a surrogate foreign corporation for U.S. federal income tax purposes in 2024 or in the foreseeable future. However, the determination of whether the Company is a surrogate foreign corporation is made on a real-time basis. Accordingly, no assurance can be given that the Company will not be a surrogate foreign corporation in any given taxable year.

A non-U.S. corporation generally will be a surrogate foreign corporation for U.S. federal income tax purposes following a transaction under which:

(i)	it acquires (after March 4, 2003) substantially all of the properties held by a U.S. corporation;

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

AMPSA will be subject to a minimum NWT charge which will depend on the total commercial balance sheet of the entity and the type of assets held. In this regard, entities with aggregated financial fixed assets, transferable securities, inter-company receivables, and cash in excess of both 90% of their total gross assets and €350,000 (which we expect to be the case for AMPSA) are subject to a minimum NWT charge of €4,815.

Withholding taxation

Any dividends distributed by AMPSA will in principle be subject to a 15% withholding tax unless an exemption or a treaty reduction applies.

Ardagh Metal Packaging S.A.

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

Net Wealth Tax

Luxembourg net wealth tax will not be levied on the Ordinary Shares or Warrants held by a corporate holder, unless: (a) such holder is a Luxembourg resident or (b) such Ordinary Shares or Warrants are attributable to an enterprise or part thereof which is carried on by a non-resident company in Luxembourg through a permanent establishment. Ordinary Shares qualifying for the Luxembourg participation exemption regime are excluded from the Net Wealth Tax basis.

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

Ardagh Metal Packaging S.A.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information that we file with or furnish electronically with the SEC. We also make available on our website, free of charge, our annual reports on Form 20-F and our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically files or furnished with the SEC. Our website address is www.ardaghmetalpackaging.com/investors. The contents of the website are not incorporated by reference into this Annual Report.

I.	Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The statements about market risk below relate to our historical financial information included in this Annual Report.

Interest Rate Risk

As at December 31, 2023, our Senior Secured Green and Senior Green Notes were 100% (2022: 100%) fixed, with a weighted average interest rate of 3.8% (2022: 3.8%). As a result, movements in market interest rates would not have a material impact on either the profit or loss or shareholders equity.

Currency Exchange Risk

We present our consolidated financial information in U.S. dollar. Our functional currency is the euro.

We operate in 9 countries, across three continents and our main currency exposure for the year ended December 31, 2023, from the euro functional currency, was in relation to the U.S. dollar, British pound and Brazilian real. Currency

Ardagh Metal Packaging S.A.

exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

As a result of the audited consolidated financial statements being presented in U.S dollar, our results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on our financial condition and results of operations. We believe that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2023 rate would decrease shareholders’ equity by approximately $5 million (2022: $5 million decrease).

Commodity Price Risk

We are exposed to changes in prices of our main raw materials, primarily aluminum and energy. Production costs are exposed to changes in prices of our main raw materials, primarily aluminum. Aluminum is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum. The price and foreign currency risk on the aluminum purchases in Europe and Americas are hedged where required by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

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

Where pass through provisions in our contracts do not exist, our policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not net settle, nor do we sell within a short period of time after taking delivery. We avail ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. We typically build up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any natural gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative agreements with counterparty banks to cover the risk. As at December 31, 2023, we have approximately 75% of our energy risk covered for 2024.

Ardagh Metal Packaging S.A.

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

Our policy is to extend credit to customers of good credit standing. Credit risk is managed on an ongoing basis, by experienced personnel. Our policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2023, our ten largest customers accounted for approximately 55% of our revenues (2022: 57%; 2021: 58%). There is no recent history of default with these customers.

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

Ardagh Metal Packaging S.A.

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

Management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2023. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to management, including the Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

B.Management’s annual report on internal control over financial reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by IASB and includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely

Ardagh Metal Packaging S.A.

detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our audited consolidated financial statements.

Our management assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2023, the internal control over financial reporting is effective based on those criteria.

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

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2023, a copy of which appears in “Item 18. Financial Statements.”

D. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, management has not made any changes to our internal controls over financial reporting that have materially, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board has determined that Edward White is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Our Board has also determined that all members of the audit committee are independent directors as defined under the NYSE Standards and Rule 10A-3 under the Exchange Act. For a description of Mr. White’s experience, see “Item 6.A Directors, Senior Management and Employees—Board—Edward White.”

Item 16B. Code of Ethics

Our Board has adopted a code of conduct (the “Code of Conduct”) that establishes the standards of ethical conduct applicable to all of our directors, officers and employees. We also expect that all our business partners adhere to the principles and values set out in our Code of Conduct. The Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, accurate financial reporting, compliance with applicable laws, rules and regulations, handling of company funds and assets, confidentiality and the process for reporting violations of the Code of Conduct, employee misconduct, conflicts of interest or other violations. Any waiver of the Code of Conduct with respect to any director or executive officer will be promptly disclosed and posted on our website. Amendments to the Code of Conduct must be approved by our Board and will be promptly disclosed and posted on our website.

The Code of Conduct is publicly available on our website at www.ardaghmetalpackaging.com/investors/governance and in print to any shareholder who requests a copy. The contents of the website are not incorporated by reference into this Annual Report.

Ardagh Metal Packaging S.A.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers have acted as our independent principal accountants for the years ended December 31, 2022 and 2023.

The following table summarizes the total amounts for professional fees rendered in those periods:

	Year ended	Year ended
	December 31,	December 31,
	2023	2022
	(in $ millions)	(in $ millions)
Audit services fees	5	5
Audit-related services fees	—	1
Tax services fees	1	—
Total	6	6

Audit Services Fees

Audit services are defined as standard audit work that needs to be performed each year in order to issue opinions on our audited consolidated financial statements and to issue reports on our local financial statements.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Group did nor repurchase any of its Ordinary Shares during 2023. The previously disclosed share repurchase program expired on December 31, 2023.

Ardagh Metal Packaging S.A.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

We are a société anonyme incorporated in Luxembourg and our Ordinary Shares are listed on the NYSE. We are therefore required to comply with certain U.S. securities laws and regulations, including the Sarbanes-Oxley Act and the NYSE Standards applicable to listed companies. As a “foreign private issuer” as defined under applicable U.S. securities laws, under the NYSE Standards, we are permitted to follow the corporate governance practices of our home country in lieu of certain provisions of the NYSE Standards. Our intention is to voluntarily comply with these requirements, and as a result, there are currently no significant differences under the NYSE Standards between our corporate governance practices and those of U.S. domestic issuers listed on the NYSE. However, we avail ourselves of certain exemptions afforded to foreign private issuers under the Exchange Act that regulate certain disclosure obligations and procedural requirements, such as the proxy rule exemptions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Being a Luxembourg Company and Our Status as a Foreign Private Issuer—We qualify for and rely on exemptions from certain corporate governance requirements” and “—As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules and are permitted to publicly disclose less information than U.S. public companies are required to disclose, which may limit the information available to holders of our Ordinary Shares. Conversely, if we lose our foreign private issuer status in the future, this could result in significant additional costs and expenses.”

We also qualify for and avail ourselves of certain of the controlled company exemptions under the NYSE Standards applicable to listed companies (both foreign private issuers and U.S. domestic issuers) as described in the NYSE Listed Company Manual.

As a controlled company, we are not required to comply with the following requirements:

•	a majority of the Board consist of independent directors;
•	the Nominating and Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	the Compensation Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	there be an annual performance evaluation of the Nominating and Governance Committee and Compensation Committee.

We currently comply with certain of these requirements on a voluntary basis, and as a result, the majority of our Board consists of independent directors, and we have written charters for and conduct annual performance evaluations of our Nominating and Governance Committee and Compensation Committee. However, we currently avail ourselves of the exemption that allows our Nominating and Governance Committee and Compensation Committee not to be composed entirely of independent directors. There can be no assurance that we will not avail ourselves of other controlled company exemptions in the future.

Due to our status as a foreign private issuer and a controlled company, we may cease voluntary compliance with the requirements that we are exempt from at any time, and you may not have the same protections afford to shareholders of U.S. domestic issuers listed on the NYSE.

Ardagh Metal Packaging S.A.

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

Item 16H. Mine Safety Disclosure

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Item 16K. Cybersecurity

Risk Management and Strategy

Cybersecurity risk management is an important part of our enterprise risk management frameworks which includes systems and processes for identifying, monitoring and mitigating business, operational and legal risks. We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information, which is guided by the National Institute of Standards and Technology cybersecurity framework, a standard framework recognized in the industry and general best practices.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
•	a cybersecurity team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•

the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls, using state of the art technologies in areas including anti-virus and anti-malware, email and web security platforms, firewalls, intrusion detection systems, cyber threat intelligence services and advanced persistent threat detection;

•

cybersecurity awareness training of our employees, incident response personnel, and senior management; for example, we have launched the BeSecure communications and training campaign throughout our business to increase cybersecurity awareness;

•	a cybersecurity incident response plan that includes procedures for the evaluation, management, notification, mitigation and reporting of cybersecurity incidents;
•

a crisis management plan for identifying and assessing potentially material cybersecurity-related incidents and escalating to our senior management, the Board and appropriate committees of the Board, as needed;

•	a risk management process for cybersecurity risks associated with our third-party service providers, suppliers, and vendors; and

Ardagh Metal Packaging S.A.

•	regular review of our cybersecurity risk management program by an external and independent professional services company.

We have previously been the target of cybersecurity attacks and expect such attempts to continue, potentially with more frequency or sophistication. In 2021, AGSA announced that it had experienced a cybersecurity incident, the response to which included temporarily shutting down certain IT systems and applications used by us. Although no cybersecurity incident during the year ended December 31, 2023 resulted in an interruption of the Company’s operations, nor known losses of critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations, the scope and impact of any future incident cannot be predicted. See “Item 3. Key  Information—D. Risk Factors—Risks Relating to our Information Technology Systems” for more information on how a material cybersecurity incident may impact us.

Governance

The Board recognizes the importance of cybersecurity in safeguarding the integrity of our operations and sensitive data. The Board considers cybersecurity risk oversight an integral part of its risk oversight function and has delegated to the Audit Committee oversight of the Company’s risk management function, including risks related to cybersecurity, information technology and information security and the related activities taken by the Company to monitor, control and mitigate such risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program.

The management Enterprise Risk Committee regularly reports to the Audit Committee, and the Audit Committee receives at least quarterly reports from management on our cybersecurity risks. In addition, management, including our Chief Information Security Officer (the “CISO”), informs and updates the Audit Committee and the Board of any material cybersecurity incidents, as necessary. The Audit Committee regularly reports to the Board regarding its activities, including those related to cybersecurity risk oversight. The Board also receives a briefing from management, including from our CISO together with our Chief Information Officer, on our cybersecurity risk management program at least annually.

Our management is responsible for assessing and managing our material risks from cybersecurity threats. Our cybersecurity team, led by our CISO, has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our external cybersecurity consultants. Our CISO holds an MBA, LLB, and a post graduate qualification in Technology Management from Columbia University and has more than 25 years of experience in leading, managing and designing information technology solutions as well as building cyber resilience. The cybersecurity team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, including briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security information and event management tooling.

Part III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

See the Consolidated Financial Statements from F-1 – F-75.

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

4.3

Form of Subscription Agreement, dated as of February 22, 2021, by and among Ardagh Metal Packaging S.A., Gores Holdings V Inc., and certain investors (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed March 8, 2021 (File No. 333-254005)).

4.4

Registration Rights and Lock-Up Agreement, dated as of August 4, 2021, by and among Ardagh Group S.A., Ardagh Metal Packaging S.A., Gores Sponsor V LLC and certain persons associated with Gores Sponsor V LLC (incorporated by reference to Exhibit 4.5 to the Shell Company Report on Form 20- F filed August 10, 2021 (File No. 001-40709)).

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

8.1*	Subsidiaries of Ardagh Metal Packaging S.A.

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer

13.1**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

15.1*	Consent of PricewaterhouseCoopers
97.1	Dodd-Frank Clawback Policy

101	Interactive Data Files (XBRL – Related Documents) 104 Cover Page Interactive Data File

# Certain schedules, annexes and exhibits have been omitted pursuant to Item 19 of Form 20-F, but will be furnished supplementally to the SEC upon request.

*Filed herewith.

**Furnished herewith.

Ardagh Metal Packaging S.A.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 29, 2024

Ardagh Metal Packaging S.A.

By:	/s/ DAVID BOURNE
Name:	David Bourne
Title:	Chief Financial Officer

Ardagh Metal Packaging S.A.

Ardagh Metal Packaging S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Metal Packaging S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ardagh Metal Packaging S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our

Ardagh Metal Packaging S.A.

opinions.

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

Valuation of Earnout Shares Resulting from the AMP Transfer

As described in Notes 3 and 22 to the consolidated financial statements, the Company acquired the Metal Packaging operations of Ardagh Group S.A. on April 1, 2021 (“AMP Transfer”). As a result of the AMP Transfer, effective on April 1, 2021, Ardagh Group S.A. has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). As the arrangement may result in the Company issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation. Volatility is the significant assumption in the fair value of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The estimated valuation of the liability at December 31, 2023 was $23 million. Changes in the fair market valuation of the Earnout Shares of $53 million have been reflected as exceptional finance income within net finance income for the year ended December 31, 2023.

The principal considerations for our determination that performing procedures relating to valuation of Earnout Shares resulting from the AMP Transfer is a critical audit matter are (i) the significant judgment by management in determining the volatility rate assumption and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s volatility rate assumption; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Ardagh Metal Packaging S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the volatility rate assumption used in the valuation of the Earnout Shares. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing the independent range of valuations of the Earnout Shares and (ii) comparing the independent range of valuations to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent range of valuations involved independently developing a volatility assumption using available market data and multiple valuation techniques.

/s/ PricewaterhouseCoopers

Dublin, Ireland

February 22, 2024

We have served as the Company’s auditor since 2020.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2023			Year ended December 31, 2022			Year ended December 31, 2021
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total	items	items	Total
	Note	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m
			Note 5			Note 5			Note 5
Revenue	4	4,812	—	4,812	4,689	—	4,689	4,055	—	4,055
Cost of sales		(4,246)	(92)	(4,338)	(4,096)	(67)	(4,163)	(3,409)	(30)	(3,439)
Gross profit		566	(92)	474	593	(67)	526	646	(30)	616
Sales, general and administration expenses		(241)	(14)	(255)	(189)	(23)	(212)	(176)	(242)	(418)
Intangible amortization	10	(143)	—	(143)	(138)	—	(138)	(151)	—	(151)
Operating profit		182	(106)	76	266	(90)	176	319	(272)	47
Net finance (expense)/income	6	(205)	58	(147)	(138)	218	80	(178)	(57)	(235)
(Loss)/profit before tax		(23)	(48)	(71)	128	128	256	141	(329)	(188)
Income tax credit/(charge)	7	7	14	21	(36)	17	(19)	(39)	17	(22)
(Loss)/profit for the year		(16)	(34)	(50)	92	145	237	102	(312)	(210)

(Loss)/profit attributable to:
Equity holders				(50)			237			(210)
Non-controlling interests				—			—			—
(Loss)/profit for the year				(50)			237			(210)

(Loss)/earnings per share
Basic and diluted (loss)/earnings per share attributable to equity holders	8			$(0.12)			$0.38			$(0.39)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2023	2022	2021
	Note	$’m	$’m	$’m
(Loss)/profit for the year		(50)	237	(210)
Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the year		8	10	4
		8	10	4
Effective portion of changes in fair value of cash flow hedges
– New fair value adjustments into reserve		(76)	31	159
– Movement out of reserve to income statement		12	(3)	—
– Movement in deferred tax		4	14	(11)
		(60)	42	148
Items that will not be reclassified to income statement
– Remeasurement of employee benefit obligations	21	(16)	35	33
– Deferred tax movement on employee benefit obligations		4	(10)	(6)
		(12)	25	27
Total other comprehensive (expense)/income for the year		(64)	77	179

Total comprehensive (expense)/income for the year		(114)	314	(31)

Attributable to:
Equity holders		(114)	314	(31)
Non-controlling interests		—	—	—
Total comprehensive (expense)/income for the year		(114)	314	(31)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2023	2022
	Note	$’m	$’m
Non-current assets
Intangible assets	10	1,382	1,473
Property, plant and equipment	11	2,628	2,390
Derivative financial instruments	20	—	9
Deferred tax assets	13	62	54
Employee benefit assets	21	22	27
Other non-current assets	12	70	4
		4,164	3,957
Current assets
Inventories	14	469	567
Trade and other receivables	15	322	509
Contract assets	16	259	239
Derivative financial instruments	20	12	38
Cash, cash equivalents and restricted cash	17	443	555
		1,505	1,908
TOTAL ASSETS		5,669	5,865

Equity attributable to owners of the parent
Equity share capital	18	267	267
Share premium	18	5,989	5,989
Other reserves	25	(5,687)	(5,657)
Retained earnings		(469)	(144)
		100	455
Non-controlling interests		6	—
TOTAL EQUITY		106	455

Non-current liabilities
Borrowings	20	3,640	3,524
Employee benefit obligations	21	169	149
Derivative financial instruments	20	52	17
Deferred tax liabilities	13	136	158
Other liabilities and provisions	22	44	98
		4,041	3,946
Current liabilities
Borrowings	20	94	68
Interest payable		14	13
Derivative financial instruments	20	32	40
Trade and other payables	23	1,317	1,298
Income tax payable		28	35
Provisions	22	37	10
		1,522	1,464
TOTAL LIABILITIES		5,563	5,410
TOTAL EQUITY and LIABILITIES		5,669	5,865

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
								Non-
	Invested	Share	Share	Treasury	Other	Retained		controlling	Total
	capital	capital	premium	shares	reserves	earnings	Total	interests	equity
	$’m	$’m	$’m	$'m	$’m	$’m	$’m	$’m	$’m
		Note 18	Note 18	Note 18	Note 25
At January 1, 2021	63	—	—	—	(15)	—	48	—	48
Loss for the period pre AMP Transfer	(74)	—	—	—	—	—	(74)	—	(74)
Total other comprehensive income for the period pre AMP Transfer	11	—	—	—	55	—	66	—	66
Hedging gains transferred to cost of inventory pre AMP Transfer	—	—	—	—	(6)	—	(6)	—	(6)
Loss for the period post AMP Transfer	—	—	—	—	—	(136)	(136)	—	(136)
Total other comprehensive income for the period post AMP Transfer	—	—	—	—	97	16	113	—	113
Hedging gains transferred to cost of inventory post AMP Transfer	—	—	—	—	(77)	—	(77)	—	(77)
Transactions with owners in their capacity as owners
Capital contribution	—	—	—	—	113	—	113	—	113
Increase in invested capital	176	—	—	—	—	—	176	—	176
AMP Transfer	(176)	6	4,982	—	(5,924)	—	(1,112)	—	(1,112)
Business combination	—	1	1,010	—	164	—	1,175	—	1,175
At December 31, 2021	—	7	5,992	—	(5,593)	(120)	286	—	286

At January 1, 2022	—	7	5,992	—	(5,593)	(120)	286	—	286
Profit for the year	—	—	—	—	—	237	237	—	237
Total other comprehensive income for the year	—	—	—	—	52	25	77	—	77
Hedging gains transferred to cost of inventory	—	—	—	—	(116)	—	(116)	—	(116)
Transactions with owners in their capacity as owners
Shares acquired by AMPSA (Treasury shares)	—	—	—	(35)	—	—	(35)	—	(35)
Cancellation of Treasury shares	—	—	—	35	—	(35)	—	—	—
Preferred shares issued (Note 18)	—	260	(3)	—	—	—	257	—	257
Dividends (Note 26)	—	—	—	—	—	(251)	(251)	—	(251)
At December 31, 2022	—	267	5,989	—	(5,657)	(144)	455	—	455

At January 1, 2023	—	267	5,989	—	(5,657)	(144)	455	—	455
Loss for the year	—	—	—	—	—	(50)	(50)	—	(50)
Total other comprehensive expense for the year	—	—	—	—	(52)	(12)	(64)	—	(64)
Hedging losses transferred to cost of inventory	—	—	—	—	29	—	29	—	29
NOMOQ acquisition (Note 11)	—	—	—	—	(7)	—	(7)	6	(1)
Transactions with owners in their capacity as owners
Dividends (Note 26)	—	—	—	—	—	(263)	(263)	—	(263)
At December 31, 2023	—	267	5,989	—	(5,687)	(469)	100	6	106

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2023	2022	2021
	Note	$’m	$’m	$’m
Cash flows from operating activities
Cash generated from operations	24	814	322	611
Net interest paid		(174)	(123)	(113)
Settlement of foreign currency derivative financial instruments		(10)	41	8
Income tax paid		(14)	(35)	(48)
Net cash from operating activities		616	205	458

Cash flows used in investing activities
Purchase of property, plant and equipment		(368)	(585)	(679)
Purchase of intangible assets		(11)	(11)	(8)
Proceeds from disposal of property, plant and equipment		1	1	1
Purchase of business, net of cash acquired		—	—	(5)
Net cash used in investing activities		(378)	(595)	(691)

Cash flows (used in)/from financing activities
Proceeds from borrowings	20	79	709	2,773
Repayment of borrowings	20	(83)	(110)	(5)
Lease payments		(78)	(59)	(48)
Dividends paid	26	(263)	(251)	—
Deferred debt issue costs paid		(3)	(11)	(35)
Proceeds from ordinary share issuance, net of costs		—	(1)	925
Proceeds from preferred share issuance, net of costs		—	257	—
Treasury shares purchased		—	(35)	—
Repayment of related party borrowings to Ardagh		—	—	(2,738)
Payment as part of capital reorganization		—	—	(574)
Proceeds from related party borrowings from Ardagh		—	—	2
Cash received from Ardagh	27	—	—	206
Redemption premium and issuance costs paid		—	—	(52)
Net cash (outflow)/inflow from financing activities		(348)	499	454

Net (decrease)/increase in cash, cash equivalents and restricted cash		(110)	109	221

Cash, cash equivalents and restricted cash at the beginning of the year	17	555	463	257
Exchange loss on cash, cash equivalents and restricted cash		(2)	(17)	(15)
Cash, cash equivalents and restricted cash at the end of the year	17	443	555	463

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021, in order to effect a reorganization and acquire the Metal Packaging operations (together the “AMP Business”) of Ardagh Group S.A.. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. Prior to the reorganization, the AMP Business was owned by Ardagh Group S.A. and its subsidiaries (together the “Ardagh Group”). Prior to the reorganization, the Company had no assets or liabilities, other than those associated with its formation, and did not conduct any operations until the completion of the reorganization.

On February 22, 2021, the Company announced its entry into a business combination agreement (the “Business Combination Agreement”), by and among others, the Company, Ardagh Group, Ardagh MP MergeCo Inc., a wholly-owned subsidiary of the Company (“MergeCo”) and Gores Holdings V Inc. (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create the Company, an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.”

The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. At December 31, 2023, AMPSA operated 24 production facilities in Europe and the Americas, employed approximately 6,400 people and recorded revenues of $4.8 billion.

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

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in note 27.

The material accounting policies that have been applied to the consolidated financial statements are described in note 3.

2.  Statement of directors’ approval

The consolidated financial statements were approved for issue by the board of directors of the Company (the “Board”) on February 20, 2024.

Ardagh Metal Packaging S.A.

3.  Summary of material accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”). IFRS Accounting Standards are comprised of standards and interpretations approved by the IASB, and standards and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS Accounting Standards hereafter should be construed as references to IFRS Accounting Standards as issued by the IASB.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million, and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and the Earnout Shares (as defined in note 22) are stated at fair value; and
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments section of this note.

Basis of preparation prior to the AMP Transfer

For the periods prior to effecting the series of transactions that resulted in, among other things, the Company owning the AMP Business (the “AMP Transfer”), which was completed on April 1, 2021, consolidated financial statements have been prepared on a carve-out basis from the consolidated financial statements of the Ardagh Group, to represent the financial position and performance of the AMP Business as if the AMP Business had existed on a stand-alone basis for the three months from January 1, 2021 to April 1, 2021, for the consolidated income statement, statement of comprehensive income and statement of cash flows. However, those consolidated financial statements are not necessarily indicative of the results that would have occurred if the AMP Business had been a stand-alone entity during the period presented.

The consolidated financial statements have been prepared by aggregating the financial information from the entities as described in note 27, together with assets, liabilities, income and expenses that management has determined are specifically attributable to the AMP Business including related party borrowings, and direct and indirect costs and expenses

Ardagh Metal Packaging S.A.

related to the operations of the Business. The following summarizes the principles applied in preparing the consolidated financial statements:

●	Controlled companies that are part of the AMP Business have been included in the consolidated financial statements. Goodwill, customer relationship intangible assets and fair value adjustments directly attributable to the acquisition of the controlled companies that are part of the AMP Business by the Ardagh Group, have been included in the consolidated financial statements. No companies were acquired or disposed of during the financial periods prior to the AMP Transfer;
●	The AMP Business did not, in the past, form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. The net assets of the AMP Business are represented by the cumulative investment of the Ardagh Group in the AMP Business, shown as invested capital;
●	All intercompany balances, investments in subsidiaries and share capital within the AMP Business have been eliminated upon combination in the consolidated financial statements;
●	All employee benefit obligations recognized in the consolidated financial statements are directly attributable to the AMP Business and are obligations of the entities described in note 21;
●	Cumulative translation differences directly attributable to the controlled companies that are part of the AMP Business, have been allocated at the amounts included in the Ardagh Group’s consolidated financial statements;
●	Corporate center costs allocated by the Ardagh Group, prior to the AMP Transfer, have been included in selling, general and administration (“SG&A”) expenses ($9 million for the three months ended March 31, 2021). The Ardagh Group support provided to the AMP Business included stewardship by Ardagh Group senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to discrete support which was provided from centralized management activities such as human resources (“HR”), sustainability and information technology (“IT”) in order to complement and support the activities in these areas which existed within the AMP Business. The Ardagh Group corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the AMP Business reflected all the costs of doing business and Management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in the Ardagh Group and are not necessarily representative of costs that may arise in the future.
●	Tax charges and credits and balances in the consolidated financial statements have been calculated as if the AMP Business was a separate taxable entity using the separate return method. The tax charges and credits recorded in the consolidated income statement and tax balances recorded in the consolidated statement of financial position have been affected by the taxation arrangements within the Ardagh Group and are not necessarily representative of the positions that may arise in the future. Differences between the tax charges and credits and balances in the consolidated financial statements, and the tax charges and credits and balances in the historical records of the AMP Business are included in invested capital;
●	The AMP Business has its own treasury functional team with certain treasury and risk management functions being performed by a central treasury function, which includes cash pooling and similar arrangement between the Ardagh Group and the AMP Business. Interest on related party borrowings and allocated costs and expenses as described below have generally been deemed to have been paid by the AMP Business to the Ardagh Group in

Ardagh Metal Packaging S.A.

the month in which the costs were incurred. In addition, all external debt used to fund the Ardagh Group’s operations is managed and held centrally. Related party borrowings payable to the Ardagh Group, representing back-to-back agreements related to those components of the Ardagh Group’s corporate debt used to fund the initial acquisition of the AMP Business by the Ardagh Group, is included in the consolidated financial statements reflecting the debt obligation and related interest costs of the Business. Any cash balances reflected on the consolidated financial statements are legally owned by the AMP Business. The Ardagh Group has entered into certain derivative instruments with external counterparties on behalf of the AMP Business and on the back of those related-party derivatives between the Ardagh Group and the AMP Business have been executed, the impact of which have been included in the consolidated financial statements;
●	Other intercompany balances between the Ardagh Group and the AMP Business with the exception of the related party borrowings discussed above are deemed to be long term funding in nature and did not remain a liability upon separation from the Ardagh Group and hence have been presented as part of invested capital in the consolidated financial statements.

Basis of preparation after the AMP Transfer

For the periods after the AMP Transfer, from April 1, 2021 through December 31, 2021, and the years ended December 31, 2022 and 2023, consolidated financial statements have been prepared for the Group as a stand-alone business.

Going concern

At the date that the consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, December 31, 2024. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and, as a result, it is the Board’s judgment that it is appropriate to prepare the consolidated financial statements using the going concern basis.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2023 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going but is not expected to have a material impact for the Group.

Ardagh Metal Packaging S.A.

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

(ii)   Transactions eliminated on consolidation

      Transactions, balances and gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii)   Transactions with the Ardagh Group

Any unsettled intercompany balances between the Group and the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

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

Ardagh Metal Packaging S.A.

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

Transactions, balances and gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv)  Transactions with the Ardagh Group

      Any unsettled intercompany balances between the Group and the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

(ii)	Foreign currency transactions

Items included in the consolidated financial statements of each of the Group’s entities are measured using the functional currency of that entity.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

The amortization of intangible assets is calculated to write-off the book value of finite lived intangible assets over their useful lives on a straight-line basis, on the assumption of zero residual value. Management estimates the useful lives within the following ranges:

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

Ardagh Metal Packaging S.A.

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

Assets’ useful lives and residual values are adjusted, if appropriate, at each reporting date.

Joint operation

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights and obligations to the individual assets and liabilities relating to the arrangement. An investment in a joint operation is accounted for by each party recognizing its agreed share of interest in any assets, liabilities and related expense or income.

Ardagh Metal Packaging S.A.

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

The recoverable amount of other assets is the greater of their fair value less costs to dispose and value in use. In assessing fair value less costs to dispose, management uses a market approach, applying a multiple to Adjusted EBITDA for the year ended December 31, 2023. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

When shares are repurchased, the amount of consideration paid together with any directly related expense is presented as a deduction of equity within treasury shares until such shares are cancelled, at which time the amount is reclassified from treasury shares to share capital and retained earnings, respectively, with no gain or loss recognized either upon initial repurchase or subsequent cancellation.

Ardagh Metal Packaging S.A.

(ii)	Preferred shares

Preferred shares are classified as equity if there are no contractual obligations to deliver any cash or another financial asset under the respective terms of the instrument. If there is a contractual obligation to deliver cash or another financial asset, the instrument is either a financial liability in its entirety in the case of non-discretionary payments for principal and dividends, or a compound interest with a liability and an equity component, if dividend payments are at the full discretion of the Group. See note 18 for further details.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash, cash equivalents and restricted cash, borrowings, trade and other payables and the Private and Public Warrants as well as the Earnout Shares (see note 22 for further details). Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognized initially at fair value, which equals the transaction price, unless a significant financing component is included, and thereafter are measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. The Group uses estimates based on expected credit losses and current information in determining the level of debts for which a specific allowance for impairment is required. For all other trade receivables, the Group uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

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

Ardagh Metal Packaging S.A.

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

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are transferred to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

Ardagh Metal Packaging S.A.

The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recycled to the consolidated income statement.

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

Fair value measurement

The Group measures derivative financial instruments and pension assets at fair value at each reporting date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

●	Disclosures of valuation methods, significant estimates and assumptions (notes 20 and 21)
●	Quantitative disclosures of fair value measurement hierarchy (note 20)
●	Financial instruments (including those carried at amortized cost) (note 20)
●	Private and Public Warrants and Earnout Shares (note 22)

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

Ardagh Metal Packaging S.A.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The asset or liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the net of the present value of the defined benefit obligation and the fair value of plan assets at the reporting date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs and past service credits are recognized immediately in the consolidated income statement.

(ii)	Other long term employee benefits

The Group’s obligations in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the consolidated statement of comprehensive income in the period in which they arise.

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

Ardagh Metal Packaging S.A.

Revenue recognition

Our products include metal containers primarily for the beverage markets with consumer-driven demand. In addition to metal containers, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms and conditions for subsequent individual purchase orders for our goods and services. In the context of the revenue recognition standard IFRS 15, an enforceable contract identifies each party’s enforceable rights regarding the goods or services to be transferred. The Group has concluded that under this accounting standard only individual purchase orders meet such definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The payment terms of the Group are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

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

Exceptional items

The Group’s consolidated income statement, consolidated statement of cash flows and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the specific items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items.

Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by

Ardagh Metal Packaging S.A.

management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the reporting date are classified as exceptional items payable.

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

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), related party borrowings, interest cost on leases, certain net foreign currency translation gains or losses related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings and derecognition of financial assets, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax

Ardagh Metal Packaging S.A.

liabilities are generally not recognized if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, unless the transaction gives rise to equal and offsetting temporary differences, in which case a corresponding deferred tax asset and liability is recognized. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, unless the transaction gives rise to equal and offsetting temporary differences, in which case a corresponding deferred tax asset and liability is recognized. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Ardagh Metal Packaging S.A.

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

Segment reporting

Periods prior to the AMP Transfer

As described above, the AMP Business has not historically operated as a separate stand-alone group and has been managed centrally by the Ardagh Group. For the purposes of these consolidated financial statements, the AMP Business has two operating and reporting segments: Europe and Americas, with internal reporting provided on this basis to the Executive Committee of the Ardagh Group, being its Chief Operating Decision Maker (“CODM”). The internal information supporting this segmental organization is used by the CODM to allocate resources and assess segmental performance.

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

Ardagh Metal Packaging S.A.

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

(ii)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19 ‘Employee Benefits’ to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in note 21.

(iii)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in management’s definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation of Financial Statements’ (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

(iv) Valuation of Earnout Shares resulting from the AMP Transfer

The Group follows the guidance of IAS 32 ‘Financial Instruments: Presentation’ in accounting for the Earnout Shares. The Earnout Shares are recorded as a financial liability and measured at fair value at each reporting date. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the fair value of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 22.

Ardagh Metal Packaging S.A.

4.  Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by Management and presented to the CODM.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the loss or profit for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of (loss)/profit for the year to Adjusted EBITDA

	Year ended
	December 31,
	2023	2022	2021
	$’m	$’m	$’m
(Loss)/profit for the year	(50)	237	(210)
Income tax (credit)/charge (note 7)	(21)	19	22
Net finance expense/(income) (note 6)	147	(80)	235
Depreciation and amortization (notes 10, 11)	418	359	343
Exceptional operating items (note 5)	106	90	272
Adjusted EBITDA	600	625	662

The segment results for the year ended December 31, 2023 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,030	2,782	4,812
Adjusted EBITDA	211	389	600
Capital expenditure	155	223	378
Segment assets	2,648	3,021	5,669

The segment results for the year ended December 31, 2022 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,963	2,726	4,689
Adjusted EBITDA	200	425	625
Capital expenditure	213	382	595
Segment assets	2,754	3,111	5,865

The segment results for the year ended December 31, 2021 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,838	2,217	4,055
Adjusted EBITDA	281	381	662
Capital expenditure	190	496	686
Segment assets	2,785	2,540	5,325

Ardagh Metal Packaging S.A.

One customer accounted for greater than 10% of total revenue in 2023 (2022: one; 2021: one).

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

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended
	December 31,
	2023	2022	2021
Revenue	$’m	$’m	$’m
U.S.	2,307	2,181	1,727
U.K.	495	385	396
Brazil	471	549	439

The revenue above is attributed to countries on a destination basis.

Non-current assets, excluding derivative financial instrument assets, taxes, employee benefit assets and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 44% (2022: 44%), Brazil 17% (2022: 15%) and Germany 12% (2022: 12%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $nil (2022: $nil, 2021: $nil) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2022: $nil).

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

Disaggregation of revenue

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,010	7	13	2,030
Americas	—	2,311	471	2,782
Group	2,010	2,318	484	4,812

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,937	10	16	1,963
Americas	—	2,178	548	2,726
Group	1,937	2,188	564	4,689

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,824	5	9	1,838
Americas	1	1,772	444	2,217
Group	1,825	1,777	453	4,055

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Over time	3,831	3,747	3,160
Point in time	981	942	895
Total	4,812	4,689	4,055

5.  Exceptional items

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Start-up related and other costs	36	67	30
Impairment - property, plant and equipment	18	—	—
Restructuring costs	38	—	—
Exceptional items – cost of sales	92	67	30
Transaction-related and other costs	14	23	242
Exceptional items – SG&A expenses	14	23	242
Exceptional finance (income)/expense	(58)	(218)	57
Exceptional items – finance (income)/expense	(58)	(218)	57
Exceptional income tax credit (note 7)	(14)	(17)	(17)
Total exceptional items, net of tax	34	(145)	312

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

Ardagh Metal Packaging S.A.

2023

A net charge of $48 million, before tax, has been recognized as exceptional items for the year ended December 31, 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.
●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $14 million have been incurred relating to the above exceptional items.

2022

A net credit of $128 million, before tax, has been recognized as exceptional items for the year ended December 31, 2022, primarily comprising:

●	$67 million start-up related and other costs in the Americas ($40 million) and in Europe ($27 million), primarily relating to the Group’s investment programs.
●	$23 million transaction-related and other costs, primarily comprised of $14 million of professional advisory fees and other costs in relation to transformation initiatives, and $9 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$218 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $242 million on the Earnout Shares, Private and Public Warrants, partly offset by a foreign currency loss of $22 million thereon.
●	Tax credits of $17 million have been incurred relating to the above exceptional items.

2021

A net charge of $329 million, before tax, has been recognized as exceptional items for the year ended December 31, 2021, primarily comprising:

●	$30 million start-up related costs in the Americas ($21 million) and Europe ($9 million), relating to the Group’s investment programs.
●	$242 million transaction-related and other costs, primarily comprised of an expense of $205 million relating to the service for the listing of the Ordinary Shares upon the completion of the Business Combination on August 4,

Ardagh Metal Packaging S.A.

2021 and $41 million of professional advisory fees in relation to the Business Combination and transactions and other costs related to transformation initiatives, partly offset by a $4 million credit related to a loan forgiven with respect to the U.S. pension plan.
●	$57 million exceptional finance expense comprised of a charge of $52 million from the Ardagh Group for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021 and a net $13 million foreign currency loss on the Earnout Shares and Private and Public Warrants, partly offset by a foreign currency translation gain of $13 million on the Promissory Note issued by the Company to the Ardagh Group as part of the consideration in connection with the Business Combination.
●	Tax credits of $17 million have been incurred relating to the above exceptional items.

6.  Net finance expense/(income)

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Senior Secured Green and Senior Green Notes	132	113	72
Net pension interest cost (note 21)	5	3	3
Lease interest cost*	24	12	8
Foreign currency translation losses	6	3	49
Losses on derivative financial instruments	2	—	—
Interest on related party borrowings	—	—	43
Other net finance expense*	36	7	3
Net finance expense before exceptional items	205	138	178
Exceptional finance (income)/expense (note 5)	(58)	(218)	57
Net finance expense/(income)	147	(80)	235

*Prior year lease interest cost and other net finance expense which had previously been aggregated have been represented to conform with current year presentation.

During the year ended December 31, 2023, the Group recognized $24 million (2022: $12 million) of interest paid related to lease liabilities in cash used in operating activities in the consolidated statement of cash flows.

Ardagh Metal Packaging S.A.

7.  Income tax

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Current tax:
Current tax for the year	31	32	17
Adjustments in respect of prior years	(28)	2	(3)
Total current tax	3	34	14
Deferred tax:
Deferred tax for the year	(27)	(14)	4
Adjustments in respect of prior years	3	(1)	4
Total deferred tax	(24)	(15)	8
Income tax (credit)/charge	(21)	19	22

Reconciliation of income tax (credit)/charge and the (loss)/profit before tax multiplied by the domestic tax rate of the Group for 2023, 2022 and 2021 is as follows:

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
(Loss)/profit before tax	(71)	256	(188)
(Loss)/profit before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94%	(18)	64	(47)
Tax losses for which no deferred income tax asset was recognized	25	14	3
Remeasurement of deferred taxes	—	—	9
Adjustment in respect of prior years	(25)	1	1
Income subject to state and other local income taxes	6	8	9
Income taxed at rates other than standard tax rates	(13)	(59)	11
Non-deductible items	5	3	39
Other	(1)	(12)	(3)
Income tax (credit)/charge	(21)	19	22

The total income tax charge outlined above for each year includes tax credits of $14 million in 2023 (2022: $17 million; 2021: $17 million) in respect of exceptional items, being the tax effect of the items set out in note 5.

Adjustment in respect of prior years in the year ended December 31, 2023 includes tax credits of $29 million arising from a favorable Superior Court of Justice ruling in Brazil. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings and includes the non-taxable gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants. Tax losses for which no deferred income tax asset was recognized relates to net operating losses and the carry-forward of interest expense in certain jurisdictions. Remeasurement of deferred taxes in the year ended December 31, 2021 relates to the impact of the substantially enacted change in rate of corporation tax in the United Kingdom.

Non-deductible items includes transaction related and other costs attributable to the completion of the Business Combination for the year ended December 31, 2021.

Ardagh Metal Packaging S.A.

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Ardagh Metal Packaging S.A. is incorporated, and has come into effect on January 1, 2024. The Group applies the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. Given the nuanced nature of the new legislation, and further clarifications awaited from the OECD, the Group continues to assess any exposure to the Pillar Two legislation.

8. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the (loss)/profit attributable to equity holders by the weighted average number of shares outstanding during the year.

The following table reflects the income statement (loss)/profit and share data used in the basic EPS calculations:

	Year ended December 31,
	2023	2022	2021 (i)
	$'m	$'m	$'m
(Loss)/profit attributable to equity holders as presented in the income statement	(50)	237	(210)
Less: Dividends on preferred shares (see note 26)	(24)	(11)	–
(Loss)/profit attributable to equity holders used in calculating earnings per share	(74)	226	(210)
Weighted average number of ordinary shares for EPS (millions) (ii)	597.6	601.0	538.8
(Loss)/earnings per share	$(0.12)	$0.38	$(0.39)

Diluted (loss)/earnings per share is consistent with basic (loss)/earnings per share, as there are no dilutive potential shares during the periods presented above.

(i) In advance of the completion of the Business Combination, on August 4, 2021, 493,763,520 ordinary shares of the Company, with a par value €0.01 per share, were issued to the Ardagh Group. Upon completion of the Business Combination, a further 109,519,577 ordinary shares of the Company, with a par value of €0.01, were issued to remaining shareholders. The share issuances prior to and upon completion of the Business Combination have been utilized in the calculation of the weighted average number of ordinary shares for the year ended December 31, 2021.

(ii) The weighted average number of ordinary shares included in the computation of basic and diluted earnings per share has been adjusted to exclude ordinary shares repurchased and held by the Company as treasury shares. The number of ordinary shares so held at the reporting date is detailed in note 18.

Please refer to note 18 for any details of transactions involving ordinary shares for the years ended December 31, 2023, 2022 and 2021.

There have been no material transactions involving ordinary shares between the reporting date and the authorization of these consolidated financial statements.

Ardagh Metal Packaging S.A.

9.  Employee costs

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Wages and salaries	425	334	345
Social security costs	106	91	82
Defined benefit plan pension costs (note 21)	10	13	12
Defined contribution plan pension costs (note 21)	19	17	17
Group employee costs	560	455	456

	At December 31,
Employees	2023	2022	2021
Europe	3,497	3,420	3,196
Americas	2,940	2,899	2,565
Group	6,437	6,319	5,761

Ardagh Metal Packaging S.A.

10.  Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$’m	$’m	$’m	$’m	$’m
Cost
At January 1, 2022	1,010	1,400	42	31	2,483
Additions	—	—	10	1	11
Acquisition	(1)	2	—	—	1
Transfers	—	—	(5)	5	—
Exchange	(33)	(64)	(2)	(1)	(100)
At December 31, 2022	976	1,338	45	36	2,395
Amortization
At January 1, 2022		(764)	(37)	(20)	(821)
Charge for the year		(133)	(1)	(4)	(138)
Exchange		35	1	1	37
At December 31, 2022		(862)	(37)	(23)	(922)
Net book value
At December 31, 2022	976	476	8	13	1,473

Cost
At January 1, 2023	976	1,338	45	36	2,395
Additions	—	—	12	3	15
Acquisition	4	—	2	—	6
Transfers	—	—	(10)	10	—
Exchange	19	35	1	2	57
At December 31, 2023	999	1,373	50	51	2,473
Amortization
At January 1, 2023		(862)	(37)	(23)	(922)
Charge for the year		(134)	(2)	(7)	(143)
Exchange		(25)	(1)	—	(26)
At December 31, 2023		(1,021)	(40)	(30)	(1,091)
Net book value
At December 31, 2023	999	352	10	21	1,382

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”) a startup digital can printer based in Zurich, Switzerland. Goodwill of $4 million was recognized in respect of this acquisition. See note 11 for further details.

In 2022, the Ardagh Group and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share. In the year ended

Ardagh Metal Packaging S.A.

December 31, 2023, AMPSA capitalized costs associated with the development of the Joint IT Assets of approximately $5 million (2022: $5 million). The Joint IT Asset agreement is accounted for as a joint operation.

Impairment

The Group has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment at December 31, 2023 in accordance with IAS 36 ‘Impairment of Assets’. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the intangible assets of the Group at December 31, 2023.

Goodwill

Allocation of goodwill

Goodwill that originated from the acquisition of the Group by the Ardagh Group has been allocated to CGUs that are expected to benefit from synergies arising from that combination. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the groups of CGUs to which goodwill is allocated and tested for impairment, is set out below:

	At December 31,
	2023	2022
	$’m	$’m
Europe	560	537
Americas	439	439
Total goodwill	999	976

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its annual goodwill impairment testing.

In assessing FVLCD, we have used a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended December 31, 2023. The multiple used is based on both AMP and comparable companies’ equity valuations and was further adjusted for disposal costs. The valuation is considered to be level 2 in the fair value hierarchy.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended December 31, 2023, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of

Ardagh Metal Packaging S.A.

recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS 36 are not required.

11.  Property, plant and equipment

		Plant,
	Land and	machinery	Dunnage
	buildings	and other	and other	Total
	$’m	$’m	$’m	$’m
Cost
At January 1, 2022	439	1,990	138	2,567
Additions	266	506	52	824
Disposals	(17)	(30)	(2)	(49)
Exchange	(15)	(56)	(5)	(76)
At December 31, 2022	673	2,410	183	3,266
Depreciation
At January 1, 2022	(148)	(512)	(65)	(725)
Charge for the year	(57)	(139)	(25)	(221)
Disposals	14	28	2	44
Exchange	6	16	4	26
At December 31, 2022	(185)	(607)	(84)	(876)
Net book value
At December 31, 2022	488	1,803	99	2,390
Cost
At January 1, 2023	673	2,410	183	3,266
Additions	175	292	26	493
Acquisition	—	4	—	4
Impairment	—	(18)	—	(18)
Disposals	(16)	(38)	(3)	(57)
Exchange	10	45	4	59
At December 31, 2023	842	2,695	210	3,747
Depreciation
At January 1, 2023	(185)	(607)	(84)	(876)
Charge for the year	(71)	(174)	(30)	(275)
Disposals	12	36	3	51
Exchange	(3)	(14)	(2)	(19)
At December 31, 2023	(247)	(759)	(113)	(1,119)
Net book value
At December 31, 2023	595	1,936	97	2,628

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a startup digital can printer based in Zurich, Switzerland, for an initial consideration of €15 million, with a further €10 million payable in 2024, subject to NOMOQ achieving certain milestones. Net of €15 million cash acquired; the transaction did not result in a cash outflow for the Group. These consolidated financial statements include management’s substantially completed allocation of the fair values of assets acquired and liabilities assumed, subject to final completion during Q1 2024. In conjunction with this transaction, the Group has entered into put and call option arrangements for the acquisition

Ardagh Metal Packaging S.A.

of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group is presenting the fair value of such obligation in other liabilities and provisions. An initial estimate of the fair value, which has been reflected in other reserves, has been calibrated such that the present value of the liability is equal to the fair value of the NCI that is subject to the put and call arrangement as at the valuation date.

Depreciation expense of $257 million (2022: $206 million; 2021: $181 million) has been charged in cost of sales and $18 million (2022: $15 million; 2021: $11 million) in sales, general and administration expenses.

Construction in progress at December 31, 2023 was $447 million (2022: $631 million).

Included in property, plant and equipment is an amount for land of $51 million (2022: $47 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2022: $nil).

Impairment

The Group has considered the carrying value of the property, plant and equipment of the Group and assessed the indicators of impairment at December 31, 2023 in accordance with IAS 36. In the year ended December 31, 2023, an impairment charge of $18 million (2022: $nil) has been recognized, of which $9 million relates to the impairment of plant and machinery in Europe and $9 million relates to the impairment of plant and machinery in the Americas, principally arising from the Group’s capacity alignment programs.

The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the property, plant and equipment of the Group at December 31, 2023.

Right of use assets — Net book value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

		Plant,	Dunnage
	Land and	machinery	and
	buildings	and other	other	Total
Net book value At December 31,	$’m	$’m	$’m	$’m
2023	153	223	36	412
2022	126	164	37	327

The increase in the net book value of the right-of-use assets at December 31, 2023 to $412 million is primarily the result of total additions during the year to the right-of-use assets of $163 million, acquisitions of $1 million and exchange gains of $3 million, offset by a depreciation charge of $78 million, comprised of land and buildings ($52 million), plant and machinery ($19 million) and dunnage and other ($7 million) and disposals of $4 million.

The increase in the net book value of the right-of-use assets at December 31, 2022 to $327 million is primarily the result of total additions during the year to the right-of-use assets of $211 million, offset by a depreciation charge of $57 million, comprised of land and buildings ($41 million), plant and machinery ($10 million) and dunnage and other ($6 million) and exchange losses.

Ardagh Metal Packaging S.A.

The Group incurred variable lease expense of $40 million for the year ended December 31, 2023 (2022: $38 million, 2021: $35 million) primarily related to warehouse leases.

Capital commitments

The Group had contracted capital commitments in relation to property, plant and equipment for the year ended December 31, 2023, of $124 million (2022: $303 million, 2021: $452 million).

12. Non-current assets

	Year ended December 31,
	2023	2022
	$’m	$’m
Customer receivables	29	—
Indirect tax assets	41	3
Other	—	1
	70	4

During the year ended December 31, 2023, a customer of the Group in Brazil, Grupo Petrópolis, filed for a court-supervised reorganization. This process concluded in October 2023 and as a result of the terms and conditions negotiated between the parties and subsequently ratified by the Brazilian court, the Group has de-recognized the amount receivable from Grupo Pétropolis previously held in trade and other receivables and recognized a non-current customer receivable, initially measured at fair value in accordance with IFRS 9 'Financial Instruments'. Other non-current customer receivables include amounts recognized during the year in respect of other contractual arrangements.

Non-current indirect taxes principally include indirect tax credits arising in the Americas which are expected to be utilized after more than one year from the reporting date.

Ardagh Metal Packaging S.A.

13.  Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$’m	$’m	$’m
At January 1, 2021*	151	(266)	(115)
Credited/(charged) to the income statement (note 7)*	26	(34)	(8)
Charged to other comprehensive income	(5)	(12)	(17)
Exchange	(6)	10	4
At December 31, 2021*	166	(302)	(136)
Credited/(charged) to the income statement (note 7)*	75	(60)	15
(Charged)/credited to other comprehensive income	(21)	25	4
Exchange	(4)	17	13
At December 31, 2022	216	(320)	(104)
Credited/(charged) to the income statement (note 7)	60	(36)	24
Charged to other comprehensive income	4	4	8
Exchange	3	(5)	(2)
At December 31, 2023	283	(357)	(74)

* Prior period comparatives are re-presented due to amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction. There is no impact on prior year comparatives on a net basis.

The components of deferred tax assets and liabilities are as follows:

	At December 31,
	2023	2022
	$’m	$’m
Tax losses	39	25
Employee benefit obligations	23	18
Depreciation timing differences (including leases)*	147	118
Provisions	29	32
Other	45	23
	283	216
Available for offset*	(221)	(162)
Deferred tax assets	62	54
Intangible assets	(101)	(108)
Accelerated depreciation and other fair value adjustments (including leases)*	(240)	(190)
Other	(16)	(22)
	(357)	(320)
Available for offset*	221	162
Deferred tax liabilities	(136)	(158)

* Prior period comparatives are re-presented due to amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction. There is no impact on prior year comparatives on a net basis.

Ardagh Metal Packaging S.A.

The tax credit recognized in the consolidated income statement is analyzed as follows:

	Year ended
	December 31,
	2023	2022	2021
	$’m	$’m	$’m
Tax losses	14	15	7
Employee benefit obligations	3	3	2
Depreciation timing differences (including leases)*	26	38	16
Provisions	(3)	8	2
Other deferred tax assets	20	11	(1)
Intangible assets	10	13	22
Accelerated depreciation and other fair value adjustments (including leases)*	(49)	(68)	(43)
Other deferred tax liabilities	3	(5)	(13)
	24	15	(8)

* Prior period comparatives are re-presented due to amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction. There is no impact on prior year comparatives on a net basis.

The Group applied Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) from 1 January 2023. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right of use assets. Prior year comparatives are re-presented in accordance with the amendments to IAS 12. There is no impact on previously reported prior year comparatives following the permissible offsetting in accordance with IAS 12.

Deferred tax assets are only recognized on tax loss carry forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $155 million (2022: $17 million, 2021: $4 million) in respect of tax losses amounting to $729 million (2022: $120 million, 2021: $14 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

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

14.  Inventories

	At December 31,
	2023	2022
	$’m	$’m
Raw materials and consumables	300	347
Work-in-progress	3	6
Finished goods	166	214
	469	567

Ardagh Metal Packaging S.A.

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (note 20). There were no drawings under this facility at December 31, 2023 (2022: $nil).

The amounts recognized as a write-down in inventories or as a reversal of a write-down for the year ended December 31, 2023 were not material (2022: not material).

At December 31, 2023, the hedging loss included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold is $1 million (2022: $1 million hedging gain).

15.  Trade and other receivables

	At December 31,
	2023	2022
	$’m	$’m
Trade receivables	181	333
Other receivables and prepayments	140	175
Related party receivables (note 27)	1	1
	322	509

The fair values of trade and other receivables approximate the amounts shown above.

Other receivables and prepayments include non-financial assets of $91 million (2022: $111 million) including value added tax and other taxes recoverable of $81 million (2022: $101 million).

Movements on the provisions for impairment of trade receivables are as follows:

	2023	2022
	$'m	$'m
At January 1,	4	7
Provision for receivables impairment	8	4
Receivables written off during the year as uncollectible	(9)	—
Net remeasurement of loss allowance	—	(7)
At December 31,	3	4

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

Ardagh Metal Packaging S.A.

At December 31, 2023, trade receivables of $22 million (2022: $11 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	At December 31,
	2023	2022
	$'m	$'m
Up to three months past due	11	3
Three to six months past due	3	1
Over six months past due	8	7
	22	11

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $643 million were sold under these programs at December 31, 2023 (December 31, 2022: $530 million).

16.  Contract assets

The following table provides information about significant changes in contract assets:

	2023	2022
	$’m	$’m
At January 1,	239	182
Transfers from contract assets recognized at beginning of year to receivables	(234)	(176)
Increases as a result of new contract assets recognized during the year	249	229
Other (including exchange)	5	4
Balance as at December 31,	259	239

17.  Cash, cash equivalents and restricted cash

	At December 31,
	2023	2022
	$’m	$’m
Cash at bank and in hand	324	469
Short term bank deposits	110	81
Restricted cash	9	5
	443	555

18.  Equity share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At December 31, 2021	603	7	5,992
Preferred shares issued	–	260	(3)
Cancellation of ordinary shares	(6)	–	–
At December 31, 2022 and 2023	597	267	5,989

Ardagh Metal Packaging S.A.

There were no material share transactions for the year ended December 31, 2023.

The authorized share capital of the Company is set at one billion euro and zero cents (€1,000,000,000), divided into up to one hundred billion (100,000,000,000) shares (the “Shares”) represented by Ordinary Shares and Preferred Shares.

On July 8, 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to the Ardagh Group for €250 million (approximately $260 million). The preferred shares are perpetual instruments with no fixed term and are only redeemable at the sole discretion of the Company. The preferred shares provide for annual cumulative dividends that may accumulate indefinitely if not declared. Redemption of the preferred shares at par plus unpaid dividends, as well as the payment of dividends on the preferred shares are entirely at the discretion of the Company and have, therefore, been classified as equity. Transaction costs of $3 million related to the issuance of the preferred shares are included in share premium.

In the year ended December 31, 2022, the Company repurchased a total of 5,768,638 ordinary shares returning $35 million to shareholders. The amount paid to repurchase these shares was initially recognized as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended December 31, 2022, the amount paid to repurchase these shares was transferred to retained earnings.

19.  Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong statement of financial position and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The finance committee of the Board (the “Finance Committee”) reviews and monitors the capital structure, financial policies and treasury function in addition to advising the Board on whether to approve financing agreements or arrangements.

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

The Group’s long-term liquidity needs primarily relate to the Group’s growth investment program and the servicing of its debt obligations. Management expect to satisfy the Group’s future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance the Group’s debt obligations in advance of their respective maturity. The Group generates substantial cash flow from

Ardagh Metal Packaging S.A.

operations on an annual basis. The Group had $443 million in cash, cash equivalents and restricted cash at December 31, 2023 (2022: $555 million), as well as available but undrawn liquidity of $369 million (2022: $415 million) under its credit facilities.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA (see note 4). As at December 31, 2023 the ratio was 5.52x (2022: 4.86x).

Interest rate risk

At December 31, 2023, the Group’s Senior Secured Green and Senior Green Notes were 100% (2022: 100%) fixed, with a weighted average interest rate of 3.8% (2022: 3.8%). As a result, movements in market interest rates would not have a material impact on either the profit or loss or shareholders equity.

Currency exchange risk

The Group presents its consolidated financial statements in U.S. dollar. The functional currency of the Company is the euro.

At December 31, 2023, the Group operated 24 production facilities in 9 countries, across three continents and its main currency exposure in the year then ended, from the euro functional currency, was in relation to the U.S. dollar, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognized assets and liabilities.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2023 rate would decrease shareholders’ equity by approximately $5 million (2022: $5 million decrease).

Commodity price risk

The Group is exposed to changes in prices of energy and its main raw materials, primarily aluminum. Aluminum is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of

Ardagh Metal Packaging S.A.

aluminum. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through sales contracts in relation to the underlying raw material cost, the Group uses derivative contracts to manage this price and foreign currency risk on the raw material purchases in Europe and in Americas. The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if customers are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our business. The Group is also exposed to possible interruptions of supply of aluminum or other raw materials and any inability to purchase raw materials could negatively impact our operations.

As a result of the volatility of natural gas and electricity prices, the Group has developed an active hedging strategy to fix a significant proportion of its energy costs through contractual arrangements directly with our suppliers. The Group policy is to purchase natural gas and electricity by entering into forward fixed price arrangements with suppliers for the majority of our anticipated requirements for the year ahead and for further diminishing portions of our anticipated requirements for subsequent years. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not trade nor look to profit from such activities. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts. The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any natural gas and electricity which is not purchased under forward fixed price arrangements is purchased under index tracking contracts or at spot prices. Where entering forward fixed price arrangements with suppliers is not practical, the Group may use derivative contracts with counterparty banks to cover the risk.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the customers of the Group, including outstanding receivables. The policy of the Group is to invest excess liquidity, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made where deemed necessary and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2023, the ten largest customers of the Group accounted for approximately 55% of total revenues (2022: 57%; 2021: 58%).  There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury, where practically possible. Group Treasury invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Ardagh Metal Packaging S.A.

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

20.  Financial assets and liabilities

The Group’s net debt was as follows:

	At December 31,
	2023	2022
	$’m	$’m
Loan notes	3,277	3,231
Other borrowings	457	361
Net borrowings	3,734	3,592
Cash, cash equivalents and restricted cash	(443)	(555)
Derivative financial instruments used to hedge foreign currency and interest rate risk	21	—
Net debt	3,312	3,037

The Group’s net borrowings of $3,734 million (2022: $3,592 million) are classified as non-current liabilities of $3,640 million (2022: $3,524 million) and current liabilities of $94 million (2022: $68 million) in the consolidated statement of financial position at December 31, 2023.

Ardagh Metal Packaging S.A.

At December 31, 2023, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	497	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	553	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	369	06-Aug-26	Revolving	–	–	369
Lease obligations	Various	–	Various	Amortizing	–	408	–
Other borrowings	Various	–	Rolling	Amortizing	–	54	–
Total borrowings						3,762	369
Deferred debt issue costs						(28)	–
Net borrowings						3,734	369
Cash, cash equivalents and restricted cash						(443)	443
Derivative financial instruments used to hedge foreign currency and interest rate risk						21	–
Net debt / available liquidity						3,312	812

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

Ardagh Metal Packaging S.A.

At December 31, 2022 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	480	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	533	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	415	06-Aug-26	Revolving	–	–	415
Lease obligations	Various	–	Various	Amortizing	–	327	–
Other borrowings	Various	–	Rolling	Amortizing	–	40	–
Total borrowings						3,630	415
Deferred debt issue costs						(38)	–
Net borrowings						3,592	415
Cash, cash equivalents and restricted cash						(555)	555
Net debt / available liquidity						3,037	970

The following table summarizes movement in the Group’s net debt:

	At December 31,
	2023	2022
	$’m	$’m
Net decrease/(increase) in cash, cash equivalents and restricted cash per consolidated statement of cash flows*	112	(92)
Increase in net borrowings and derivative financial instruments	163	705
Increase in net debt	275	613
Net debt at January 1,	3,037	2,424
Net debt at December 31,	3,312	3,037
*	Includes exchange losses on cash, cash equivalents and restricted cash

The increase in net debt primarily includes proceeds from borrowings of $94 million (2022: $732 million), of which $15 million (2022: $23 million) was a non-cash transaction (a supplier credit arrangement in the Americas), a net increase in lease obligations of $81 million (2022: $145 million), a net decrease of deferred debt issue costs of $10 million (2022: decrease of $2 million), a decrease in cash, cash equivalents and restricted cash of $112 million (2022: increase of $92 million), foreign exchange losses of $37 million (2022: gains of $64 million), fair value losses on derivative financial instruments of $21 million (2022: $nil) and acquisition of borrowings of $3 million (2022: $nil) which is partly offset by repayments of borrowings of $83 million (2022: $110 million).

Ardagh Metal Packaging S.A.

Maturity profile

The maturity profile of the Group’s total borrowings is as follows:

	At December 31,
	2023	2022
	$’m	$’m
Within one year or on demand	94	68
Between one and three years	175	100
Between three and five years	1,791	704
Greater than five years	1,702	2,758
Total borrowings	3,762	3,630
Deferred debt issue costs	(28)	(38)
Net borrowings	3,734	3,592

Included within total borrowings between three and five years and greater than five years is the Group’s Senior Secured Notes and Senior Notes of $3,300 million (2022: $3,263 million).

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	At December 31,
	2023	2022
	$’m	$’m
Not later than one year	99	70
Later than one year and not later than five years	285	224
Later than five years	110	108
	494	402

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade
	Total	financial	and other
	borrowings	instruments	payables
At December 31, 2023	$’m	$’m	$’m
Within one year or on demand	244	32	1,240
Between one and three years	458	41	—
Between three and five years	1,994	11	—
Greater than five years	1,761	—	—

		Derivative	Trade
	Total	financial	and other
	borrowings	instruments	payables
At December 31, 2022	$’m	$’m	$’m
Within one year or on demand	210	40	1,227
Between one and three years	374	4	—
Between three and five years	947	12	—
Greater than five years	2,891	1	—

Ardagh Metal Packaging S.A.

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2023	$'m	$'m	$'m	$'m
Loan notes	3,300	(23)	3,277	2,885
Other borrowings	54	(5)	49	54
	3,354	(28)	3,326	2,939

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2022	$'m	$'m	$'m	$'m
Loan notes	3,263	(32)	3,231	2,702
Other borrowings	40	(6)	34	40
	3,303	(38)	3,265	2,742

Earnout Shares Private and Public Warrants

Please refer to note 22 for further details about the recognition and measurement of the Earnout Shares as well as the Private and Public Warrants.

Financing activity

2023

Lease obligations at December 31, 2023 of $408 million (December 31, 2022: $327 million), primarily reflects $158 million of new lease liabilities and $5 million of foreign currency movements, partly offset by $78 million of principal repayments and $4 million of disposals of lease assets during the year ended December 31, 2023.

At December 31, 2023 the Group had no cash drawings on the Global Asset Based Loan facility, which has a maximum cash capacity available to draw down of $407 million, when sufficient working capital is available to fully collateralize the facility. In line with the seasonality of the Group's business, working capital collateralization limited the available borrowing base to $369 million at December 31, 2023.

2022

On June 8, 2022, the Group issued $600 million 6.000% Senior Secured Green Notes due 2027. Net proceeds from the issuance of the notes were used for general corporate purposes.

Lease obligations at December 31, 2022 of $327 million (December 31, 2021: $182 million), primarily reflects $204 million of new lease liabilities and foreign currency movements, partly offset by $59 million of principal repayments in the year ended December 31, 2022.

At December 31, 2022, the Group had $415 million available under the Global Asset Based Loan Facility. The amount increased from $325 million on September 27, 2022.

Ardagh Metal Packaging S.A.

Effective interest rates

	2023		2022
	USD	EUR	USD	EUR
2.000% Senior Secured Green Notes due 2028	—	2.27%	—	2.27%
3.250% Senior Secured Green Notes due 2028	3.52%	—	3.52%	—
6.000% Senior Secured Green Notes due 2027	6.72%	—	6.70%	—
3.000% Senior Green Notes due 2029	—	3.25%	—	3.25%
4.000% Senior Green Notes due 2029	4.26%	—	4.26%	—

	2023	2022
	Various Currencies
Lease obligations	6.47%	5.02%

The carrying amounts of net borrowings are denominated in the following currencies.

	At December 31,
	2023	2022
	$’m	$’m
Euro	1,110	1,057
U.S. dollar	2,562	2,492
GBP	40	19
Other	22	24
	3,734	3,592

The Group has undrawn borrowing facilities expiring beyond one year at December 31, 2023, of $369 million (2022: $415 million).

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.

Ardagh Metal Packaging S.A.

(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Derivative financial instruments

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	10	51	436
Forward foreign exchange contracts	2	12	595
Cross currency interest rate swaps	—	21	300
At December 31, 2023	12	84	1,331

The fair value assets or liabilities at December 31, 2023, which have been transacted by the Ardagh Group is $nil.

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	29	34	522
Forward foreign exchange contracts	18	23	1,132
At December 31, 2022	47	57	1,654

Included in the fair value assets at December 31, 2022, is $12 million which have been transacted by the Ardagh Group.

Derivative instruments with a fair value of $nil (2022: $9 million) are classified as non-current assets and $12 million (2022: $38 million) as current assets in the consolidated statement of financial position at December 31, 2023. Derivative instruments with a fair value of $52 million (2022: $17 million) are classified as non-current liabilities and $32 million (2022: $40 million) as current liabilities in the consolidated statement of financial position at December 31, 2023.

All cash payments in relation to derivative instruments are paid or received when they mature.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings. Certain derivative instruments have historically been entered into with external counterparties by the Ardagh Group on behalf of the Group and on the back of those related party derivatives between the Ardagh Group and the Group have been executed, the impact of which have been included in the consolidated financial statements.

Ardagh Metal Packaging S.A.

Cross currency interest rate swaps

In the year ended December 31, 2023, the Group entered into a series of CCIRS, swapping $300 million into synthetic GBP debt. These CCIRS were designated as hedge accounting arrangements to hedge certain portions of its borrowings and interest thereon, and had a net liability position of $21 million at December 31, 2023.

Net investment hedges in foreign operations

The Group has designated $350 million (2022: $326 million) of its 6.000% Senior Secured Green Notes due 2027 as a net investment hedge. A gain of $11 million (2022: $7 million) was recognized in relation to this hedge in the consolidated statement of comprehensive income in the year ended December 31, 2023.

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

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges and are set so to closely match the critical terms of the underlying cash flows. In hedges of forecasted foreign currency sales and purchases ineffectiveness may arise for similar reasons as outlined for commodity forward contracts.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

21. Employee benefit obligations

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

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2023 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Ardagh Metal Packaging S.A.

Total employee benefit obligations, net of employee benefit assets included within non-current assets, recognized in the consolidated statement of financial position of $147 million (2022: $122 million) includes other employee benefit obligations of $42 million (2022: $37 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	Germany		UK*		U.S and Other**		Total
	2023	2022	2023	2022	2023	2022	2023	2022
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(103)	(90)	(145)	(136)	(76)	(61)	(324)	(287)
Assets	—	—	167	163	52	39	219	202
Net (obligations)/assets	(103)	(90)	22	27	(24)	(22)	(105)	(85)

* The net employee benefit asset in the UK as at December 31, 2023 and 2022 is included within non-current assets on the statement of financial position.

**Net obligation of ‘Other’ defined benefit schemes at December 31, 2023 is $6 million (2022: $4 million).

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Current service cost and administration costs:
Cost of sales – current service cost (note 9)	(8)	(11)	(13)
Cost of sales – past service credit (note 9)	—	—	4
SG&A – current service cost (note 9)	(2)	(2)	(3)
	(10)	(13)	(12)
Cost of sales - Exceptional past service charge	(4)	—	—
Finance expense (note 6)	(5)	(3)	(3)
	(19)	(16)	(15)

Ardagh Metal Packaging S.A.

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Remeasurement of defined benefit obligation:
Actuarial gain arising from changes in demographic assumptions	4	1	6
Actuarial (loss)/gain arising from changes in financial assumptions	(12)	157	9
Actuarial (loss)/gain arising from changes in experience	(2)	(13)	5
	(10)	145	20
Remeasurement of plan assets:
Actual return/loss less expected return on plan assets	(5)	(121)	8
Actuarial (loss)/gain for the year on defined benefit pension schemes	(15)	24	28
Actuarial (loss)/gain on other long term and end of service employee benefits	(1)	11	5
	(16)	35	33

The actual return on plan assets was a gain of $5 million in 2023 (2022: loss of $116 million; 2021: gain of $13 million).

Movement in the present value of defined benefit obligations and fair value of plan assets:

	Obligations		Assets
	2023	2022	2023	2022
	$’m	$’m	$’m	$’m
At January 1,	(287)	(469)	202	338
Acquired (note 11)	(1)	—	—	—
Transfer	—	—	1	12
Interest income	—	—	10	5
Current service cost	(7)	(10)	—	—
Exceptional past service charge	(3)	—	—	—
Interest cost	(13)	(7)	—	—
Administration expenses paid	—	—	(1)	(1)
Remeasurements	(10)	145	(5)	(121)
Employer contributions	—	—	10	22
Employee contributions	(1)	(1)	1	1
Benefits paid	10	17	(10)	(17)
Exchange	(12)	38	11	(37)
At December 31,	(324)	(287)	219	202

The defined benefit obligations above include $105 million of unfunded obligations, principally in Germany (2022: $92 million).

Interest income and interest cost above does not include interest cost of $2 million (2022: $1 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $3 million (2022: $3 million) relating to other employee benefit obligations. Exceptional past service charges above do not include charges of $1 million (2022: $nil) relating to other employee benefit obligations.

Ardagh Metal Packaging S.A.

An analysis of the assets held by the plans is as follows:

	At December 31,
	2023	2023	2022	2022
	$’m	%	$’m	%
Target return funds	92	42	89	44
Bonds	73	33	72	36
Cash/other	54	25	41	20
	219	100	202	100

The pension assets do not include any of the Group’s ordinary or preference shares, other securities or other Group assets.

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

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the consolidated financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective

Ardagh Metal Packaging S.A.

plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2023	2022	2023	2022	2023	2022
	%	%	%	%	%	%
Rates of inflation	2.00	2.00	2.95	3.00	2.20	2.50
Rates of increase in salaries	3.20	3.40	2.50	2.50	3.00	3.00
Discount rates	3.45	3.89	4.80	5.03	5.37	5.52

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	22	23	21	21
Life expectancy, future pensioners	25	25	23	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $24 million (2022: $22 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $21 million (2022: $19 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $11 million (2022: $9 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $12 million (2022: $9 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $11 million (2022: $10 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $12 million (2022: $11 million).

The impact of increasing the life expectancy by one year would result in an increase in the net pension obligation of the Group of $7 million at December 31, 2023 (2022: $7 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit schemes in 2024 is approximately $8 million (2023: $8 million).

Ardagh Metal Packaging S.A.

The principal defined benefit schemes are described briefly below at December 31:

	Europe	Europe	North
	UK	Germany	America
Nature of the schemes	Funded*	Unfunded	Funded
2023
Active members	—	723	699
Deferred members	589	244	113
Pensioners including dependents	531	181	135
Weighted average duration (years)	13	16	14
2022
Active members	—	766	763
Deferred members	589	225	91
Pensioners including dependents	531	173	104
Weighted average duration (years)	14	15	16

*	Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator. The next update is planned for the year ended December 31, 2024.

The expected total benefit payments over the next five years are:

						Subsequent
	2024	2025	2026	2027	2028	five years
	$’m	$’m	$’m	$’m	$’m	$’m
Benefits	20	17	18	20	20	108

The Group also has defined contribution plans; the contribution expense associated with these plans for 2023 was $19 million (2022: $17 million; 2021: $17 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2024 is $18 million (2023: $18 million).

Other employee benefits

Long term employee benefit obligations of $42 million (2022: $37 million) comprise amounts due to be paid under post-retirement medical schemes in North America, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

22.  Other liabilities and provisions

	At December 31,
	2023	2022
	$’m	$’m
Other liabilities
Non-current	33	83
Provisions
Current	37	10
Non-current	11	15
	81	108

Ardagh Metal Packaging S.A.

Other liabilities

Earnout Shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (December 31, 2022: risk-free rate 4%); and traded closing AMPSA share price, with estimates volatility of 49% (December 31, 2022: volatility 50%) and dividend yield. The estimated valuations of the liability at December 31, 2023, and December 31, 2022, were $23 million and $76 million, respectively. Changes in the fair market valuation of the Earnout Shares of $53 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2023 (December 31, 2022: $216 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at December 31, 2023, of approximately $10 million (December 31, 2022: $17 million).

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 4% (December 31, 2022: risk-free rate 4%), with estimates for volatility of 49% (December 31, 2022: volatility 50%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at December 31, 2023, and December 31, 2022, were $2 million and $7 million, respectively. Changes in the valuation of the Private and Public Warrants of $5 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2023 (December 31, 2022: $26 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at December 31, 2023 (December 31, 2022: $1 million).

Please refer to note 10 – Intangible assets, note 11 - Property, plant and equipment and note 5 – Exceptional Items for further information on the NOMOQ acquisition and the Whitehouse and Weissenthurm provisions respectively.

Ardagh Metal Packaging S.A.

Provisions

Total
provisions
$’m
At January 1, 2022	28
Provided	14
Released	(9)
Paid	(7)
Exchange	(1)
At December 31, 2022	25
Provided	47
Released	(15)
Paid	(10)
Exchange	1
At December 31, 2023	48

Provisions relate mainly to restructuring, probable environmental claims, customer quality claims and tax deferrals arising from the CARES Act. In addition to the aforementioned, provisions also includes non-current amounts in respect of annual, long term (three-year), cash bonus incentive programs for senior management of the Group, of approximately $10 million (2022: $11 million).

The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

23.  Trade and other payables

	At December 31,
	2023	2022
	$’m	$’m
Trade payables	1,091	1,060
Other payables and accruals including other tax and social security payable	210	220
Payables and accruals for exceptional items	7	13
Related party payables (note 27)	9	5
	1,317	1,298

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses. Value added tax payable of $45 million (2022: $45 million) is also included in other payables and accruals.

Trade payables processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these

Ardagh Metal Packaging S.A.

arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

24.  Cash generated from operating activities

	Year ended
	December 31,
	2023	2022	2021
	$’m	$’m	$’m
(Loss)/profit for the year	(50)	237	(210)
Income tax (credit)/charge (note 7)	(21)	19	22
Net finance expense/(income) (note 6)	147	(80)	235
Depreciation and amortization (notes 10, 11)	418	359	343
Exceptional operating items (note 5)	106	90	272
Movement in working capital	270	(202)	16
Exceptional costs paid, including restructuring	(56)	(101)	(67)
Cash generated from operations	814	322	611

25.  Other reserves

	Foreign
	currency	Cash flow		Total
	translation	hedge	Other	other
	reserve	reserve	reserves	reserves
	$’m	$’m	$’m	$’m
January 1, 2021	(32)	17	—	(15)
Total other comprehensive income for the period pre AMP Transfer	14	41	—	55
Hedging gains transferred to cost of inventory pre AMP Transfer	—	(6)	—	(6)
Total other comprehensive (expense)/income for the period post AMP Transfer	(10)	107	—	97
Hedging gains transferred to cost of inventory post AMP Transfer	—	(77)	—	(77)
Transactions with owners in their capacity as owners
Capital contribution	—	—	113	113
AMP Transfer (1)	—	—	(5,924)	(5,924)
Business Combination (2)	—	—	164	164
December 31, 2021	(28)	82	(5,647)	(5,593)

January 1, 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period pre AMP Transfer	10	42	—	52
Hedging gains transferred to cost of inventory	—	(116)	—	(116)
December 31, 2022	(18)	8	(5,647)	(5,657)

January 1, 2023	(18)	8	(5,647)	(5,657)
Total other comprehensive income/(expense) for the period	8	(60)	—	(52)
Hedging losses transferred to cost of inventory	—	29	—	29
NOMOQ acquisition (note 11)	—	—	(7)	(7)
December 31, 2023	(10)	(23)	(5,654)	(5,687)

Ardagh Metal Packaging S.A.

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

$’m
Equity issued to Ardagh Group	4,988
AMP Promissory Note	1,085
Cash payment (see cash flow statement)	574
Initial fair value of Earnout Shares	284
Total consideration given	6,931
Less aggregate carrying value of net assets acquired *	(323)
Impact from predecessor accounting	6,608
Non-cash capital contribution	(814)
Other reserves on AMP Transfer at date of reorganization	130
Total impact on other reserves	5,924

*Included within the carrying value of the net assets acquired is $1,741 million of related party borrowings, the settlement of which, together with the $574 million payment noted above, comprise the $2,315 million of cash paid to the Ardagh Group.

(2) Management exercised significant judgment when accounting for the Merger under IFRS 2. The difference in the fair value of equity instruments issued by AMPSA, over the fair value of identifiable net assets of Gores Holdings V (including the fair value of assumed Gores Private and Public Warrants of $41 million) represents a service for listing of the shares in AMPSA and is accounted for as a share-based payment expense in accordance with IFRS 2. In accordance with IFRS 2, the increase in equity for equity-settled share-based payments are measured directly at the fair value of the goods or services received. Management has used the market value of the GHV equity and warrants as the basis for estimating the market value of the instruments to be issued by AMPSA as the GHV instruments (equity and warrants) were publicly traded at the time of the Merger. The cost of such service, which is a fully vested non-cash and non-recurring expense, is calculated as shown in the table below, using Gores Holdings V market prices as of August 4, 2021 for the Gores Holdings V Class A common stock to be exchanged for shares in AMPSA.

	Shares	$’m
Class A stockholders	30,175,827
Class F stockholders	9,843,750
Total shares to be issued to Gores Holdings V stockholders	40,019,577
Market value per share at the Closing Date	$10.59
Fair value of shares to be issued to Gores Holdings V in consideration for combination		424
Net assets of Gores Holdings V at Closing Date (including fair value of assumed Private and Public Warrants)		219
Difference - being IFRS 2 cost for listing services		205

The cost for the listing service of $205 million has been presented as an exceptional item as outlined in note 5, with an offset in other reserves of $164 million and in other liabilities and provisions of $41 million, respectively as at and for the year ended December 31, 2021.

Ardagh Metal Packaging S.A.

26. Dividends

	Year ended December 31,
	2023	2022
	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	59	61
Interim dividend: $0.10 per share	60	59
Interim dividend: $0.10 per share	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	6	–
Interim dividend	6	–
Interim dividend	6	6
Interim dividend	6	5
	263	251

2023

On February 21, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 28, 2023 to shareholders of record on March 14, 2023. On February 21, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on March 28, 2023.

On April 25, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $59 million was paid on June 28, 2023 to shareholders of record on June 14, 2023. On April 25, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on June 28, 2023.

On July 25, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on September 28, 2023 to shareholders of record on September 14, 2023. On July 25, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on September 28, 2023 to shareholders of record on September 14, 2023.

On October 24, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on December 20, 2023 to shareholders of record on December 6, 2023. On October 24, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on December 20, 2023 to shareholders of record on December 6, 2023.

2022

On April 26, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

On May 27, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $61 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

Ardagh Metal Packaging S.A.

On September 29, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $59 million was paid on October 27, 2022 to shareholders of record on October 13, 2022. On September 29, 2022, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on October 27, 2022.

On October 25, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on November 28, 2022 to shareholders of record on November 14, 2022. On October 25, 2022, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($5 million) was paid on November 28, 2022.

27.  Related party transactions and information

(i)	Interests of Paul Coulson

At February 20, 2024, the approval date of these consolidated financial statements, ARD Holdings S.A., the ultimate parent company of Ardagh Metal Packaging S.A. is controlled by Paul Coulson, as a result of his 18.83% stake in ARD Holdings S.A. and his 52.42% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A. Other than 125,000 Ordinary Shares directly held by Mr. Coulson, he has no direct ownership in the shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the Ordinary Shares indirectly held by Ardagh Investments Holdings Sarl by virtue of his control of ARD Holdings S.A. and Ardagh Group S.A.

(ii)	Common directorships

Herman Troskie, Abigail Blunt, Paul Coulson, Yves Elsen, Oliver Graham, Damien O’Brien, The Rt. Hon. the Lord Hammond of Runnymede, John Sheehan and Edward White who serve as directors on the board of the Company also serve as directors on the board of the Ardagh Group. Herman Troskie, Paul Coulson, Yves Elsen and John Sheehan who serve as directors on the board of the Company also serve as directors on the board of ARD Holdings S.A.. Two of the ARD Holdings S.A. directors who are also directors on the board of the Company (Herman Troskie and Paul Coulson) also serve as directors in the Yeoman group of companies.

During the year ended December 31, 2023, the Company and its subsidiaries entered into transactions relating to non-material non-employee director and office rental fees with certain members of the Stonehage Fleming group of companies. Herman Troskie, our Chair, was employed until 14 November 2023 by the Stonehage Fleming group of companies.

(iii) Yeoman Capital S.A.

At December 31, 2023, Yeoman Capital S.A. owned 33.88% of the ordinary shares of ARD Holdings S.A..

Ardagh Metal Packaging S.A.

(iv)  Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. Key management include individuals who provide services to AMPSA while the related costs are fully borne by the Ardagh Group. An allocation of the compensation attributable for these services is included below. The amount outstanding at December 31, 2023, was $1 million (2022: $nil).

Salaries and other short-term employee benefits related to key management for the year ended December 31, 2023, was $3 million (2022: $3 million). Post-employment and other benefits for the year ended December 31, 2023, was $1 million (2022: $1 million).

(v) Transactions and balances with Other Related Parties

Trivium Packaging B.V. (“Trivium”) and its subsidiaries are related parties of AMPSA. There were no material transactions with Trivium during the year ended December 31, 2023.

For the year ended December 31, 2023 other related party transaction and balances include the Group’s pension schemes (note 21), the Services Agreement and the Joint IT Assets Agreement between AMPSA and the Ardagh Group (please see below and note 10, respectively), derivative financial instruments (note 20), Earnout shares (note 22), movement in working capital, including costs reimbursed to the Ardagh Group of $3 million and dividends (note 26).

In 2021, the Ardagh Group and AMPSA entered into a Services Agreement, pursuant to which the Ardagh Group, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to the Ardagh Group and its affiliates (other than the AMP Entities). The services provided by the Ardagh Group, either directly or indirectly through its affiliates, pursuant to the Services Agreement include typical corporate functional support areas such as finance, legal, risk, HR, procurement, sustainability and IT in order to complement the activities in areas which exist within AMPSA. The services provided by AMPSA, either directly or indirectly through its affiliates, are mainly in the areas of procurement and IT. For each calendar year from 2021 through 2024, as consideration for the net corporate services provided by AMPSA and the Ardagh Group, or their respective direct or indirect affiliates, AMPSA has incurred an expense of $33 million from the Ardagh Group for the calendar year 2021, $38 million for calendar year 2022 and $39 million for the calendar year 2023, and will incur an expense of $39 million for calendar year 2024. The fees paid for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024 or, if earlier, the date upon which AMP or the Ardagh Group undergoes a change of control, all corporate services provided pursuant to the Services Agreement will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such corporate services and the level of services expected to be provided.

Ardagh Metal Packaging S.A.

The table below reflects the following related party transactions recorded through invested capital in the three months ended March 31, 2021:

For the period ended
March 31,
2021
$’m
Net cash received from Ardagh Group	206
Tax offset in invested capital	(34)
Other changes in intercompany balances	4
176

Other changes in intercompany balances represent unsettled amounts between the Group and the rest of the Ardagh Group in relation to the transactions listed above.

With the exception of the balances outlined in (i) to (v) above, there are no material balances outstanding with related parties at December 31, 2023.

(vi) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, with the exception of the Hart Print and NOMOQ businesses which are 92% and 73.87% owned, respectively, at December 31, 2023.

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda.	Brazil
Hart Print Inc.	Canada
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
NOMOQ GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SL	Spain
Ardagh Metal Packaging Spain SL	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
NOMOQ Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States
Hart Print USA Inc.	United States

Ardagh Metal Packaging S.A.

A number of the above legal entities act as subsidiary guarantor for the debt of the Company at December 31, 2023.

28.  Contingencies

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

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change on the Group has not resulted in a contingent obligation at December 31, 2023.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

29. Events after the reporting period

On February 20 , 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend will be paid on March 27, 2024.

Ardagh Metal Packaging S.A.

30. Company financial information

  This note has been included in these consolidated financial statements in accordance with the requirements of Regulation S-X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for the Company as presented in accordance with IFRS Accounting Standards as issued by the IASB. The statement of comprehensive income and the statement of cash flows reflect the years ended December 31, 2023, December 31, 2022 and December 31, 2021 from the date of incorporation.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS Accounting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The individual company financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

The functional currency of the Company is euro and accordingly, the individual company financial statements set out below is presented in euro.

Ardagh Metal Packaging S.A.

(i)	Statement of financial position

	At December 31,
	2023	2022
	€’m	€’m
Non-current assets
Investments in subsidiary undertakings	3,401	3,401
	3,401	3,401

Total assets	3,401	3,401

Equity attributable to owners of the parent
Equity share capital	256	256
Share premium	5,097	5,097
Legal reserve	1	1
Other reserves	(1,832)	(1,832)
Retained earnings	(414)	(221)
Total equity	3,108	3,301
Non-current liabilities
Amounts payable to related parties (iv)	21	71
Other liabilities (v)	2	7
	23	78

Current liabilities
Amounts payable to subsidiary undertakings	270	22
	270	22
Total liabilities	293	100
Total equity and liabilities	3,401	3,401

(ii) Statement of comprehensive income

	Year ended December 31,
	2023	2022	2021
	€’m	€’m	€’m
Dividend income	—	—	46
Other external charges	(2)	(3)	(1)
Finance (expense)/income	(5)	1	1
(Loss)/profit before exceptional items	(7)	(2)	46
Exceptional operating income/(costs) (vi)	1	(2)	(183)
Exceptional finance income/(expense) (vi)	55	210	(11)
Profit/(loss) before tax	49	206	(148)
Income tax	—	—	—
Profit/(loss) and total comprehensive income/(expense) for the year	49	206	(148)

Ardagh Metal Packaging S.A.

(iii) Statement of cash flows

	Year ended December 31,
	2023	2022	2021
	€’m	€’m	€’m
Cash flows from operating activities
Cash used in operations	(2)	(4)	(12)
Net cash used in operating activities	(2)	(4)	(12)
Cash flows from investing activities
Contribution to subsidiary undertaking	—	—	(585)
Net cash used in investing activities	—	—	(585)
Cash flows from financing activities
Proceeds from borrowings with subsidiary undertakings	246	35	—
Dividends paid (ix)	(244)	(244)	(11)
Proceeds from share issuance (vii)	—	247	561
Treasury shares purchased (x)	—	(34)	—
Dividends received (ix)	—	—	46
Net cash inflow from financing activities	2	4	596
Net decrease in cash and cash equivalents	—	—	(1)
Cash and cash equivalents at the beginning of the year	—	—	—
Exchange gains on cash and cash equivalents	—	—	1
Cash and cash equivalents at end of year	—	—	—

(iv) Amounts payable to related parties

Amounts payable to related parties at December 31, 2023 relate to the Earnout Shares which are issuable by AMPSA to the Ardagh Group - see notes 22 and 27.

(v) Other liabilities

Other liabilities relate to the Public and Private Warrants – see note 22.

(vi) Exceptional costs

Exceptional operating income of €1 million has been recognized for the year ended December 31, 2023 (2022: cost of €2 million, 2021: cost of €183 million, primarily relating to listing service expenses for AMPSA). Exceptional finance income comprised of a net €55 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants (2022: €210 million gain, 2021: €11 million loss).

(vii) Proceeds from share issuance

During the year ended 31, 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to the Ardagh Group for €250 million, which was offset by the payment of €3 million directly attributable transaction costs related to the issuance of equity. During the year ended

Ardagh Metal Packaging S.A.

December 31, 2021, PIPE Investors subscribed for and purchased shares of the Company for an aggregate cash amount of €585 million, offset by the payment of €24 million of directly attributable transaction costs related to the issuance of equity.

(viii) Treasury shares purchased

During the year ended 31, 2022, the Company repurchased a total of 5,768,638 ordinary shares (December 31, 2021: nil ordinary shares) returning €34 million to shareholders. The amount paid to repurchase these shares was initially recognized as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended December 31, 2022, the amount paid to repurchase these shares was transferred to retained earnings.

(ix) Dividends (paid)/received

During the year the Company paid dividends to its equity holders of €244 million (2022: €244 million, 2021: €11 million). During the year ended, December 31, 2021, the Company received a dividend of €46 million from its subsidiary Ardagh Metal Packaging Group Sarl.

(x) Treasury shares purchased

During the year ended December 31, 2022, the Company repurchased a total of 5,768,638 ordinary shares returning €34 million to shareholders. The amount paid to repurchase these shares was initially recognized as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended December 31, 2022, the amount paid to repurchase these shares was transferred to retained earnings

(xi) Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2023 including guarantees under Section 357 of the Irish Companies Act, 2014 and Section 264 of the German Commercial Code. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries.

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2023.

(xii) Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent-only financial information and are presented in both euro and U.S. dollars.

Ardagh Metal Packaging S.A.

	Year ended December 31,
	2023	2022	2021
	€'m	€'m	€'m
IFRS (loss)/profit reconciliation:
Parent only-IFRS profit/(loss) for the year	49	206	(148)
Additional (loss)/gain if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(95)	18	(29)
Consolidated IFRS (loss)/profit for the year	(46)	224	(177)

	At December 31,
	2023	2022
	€’m	€’m
IFRS equity reconciliation:
Parent only-IFRS equity	3,108	3,301
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,012)	(2,874)
Consolidated-IFRS equity	96	427

	Year ended December 31,
	2023	2022	2021
	$'m	$'m	$'m
IFRS (loss)/profit reconciliation:
Parent only-IFRS profit/(loss) for the year	53	218	(176)
Additional (loss)/gain if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(103)	19	(34)
Consolidated IFRS (loss)/profit for the year	(50)	237	(210)

	At December 31,
	2023	2022
	$'m	$'m
IFRS equity reconciliation:
Parent only-IFRS equity	3,434	3,521
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,328)	(3,066)
Consolidated-IFRS equity	106	455

Ardagh Metal Packaging S.A.