Form 20-F
period 2024-12-31
Ardagh Metal Packaging S.A.
filed 2025-03-04
CIK 1845097

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Stefan Schellinger

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

597,699,586 Ordinary Shares, par value €0.01 per share

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by Other ☐ the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐         Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐         No ☒

Ardagh Metal Packaging S.A.

Definitions and Terminology

Except where the context otherwise requires or where otherwise indicated, all references to “AMPSA,” the “Group,” the “Company,” “we,” “us” and “our” refer to Ardagh Metal Packaging S.A. and its consolidated subsidiaries.

References to legislation are, except where otherwise stated, references to the legislation of the United States of America.

In addition, unless otherwise indicated, or the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to:

●	“AGSA” are to Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 160804;
●	“AMP Business” are to the business of developing, manufacturing, printing, marketing and selling metal beverage cans and ends and related technical and customer services as engaged in by AMPSA and its subsidiaries;
●	“AMP Transfer” are to a series of transactions pursuant to the Transfer Agreement in connection with the Business Combination effected by AGSA on April 1, 2021 that resulted in (a) the equity interests of Ardagh Packaging Holdings Limited, an Irish subsidiary of AGSA, and certain other subsidiaries of AGSA engaged in the metal beverage can business being directly or indirectly owned by AMPSA (all such entities collectively, the “AMP Entities”) and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities;
●	“Ardagh Group” are to AGSA and its consolidated subsidiaries, except where the context requires otherwise;
●	“Articles” are to the articles of association of AMPSA;
●	“Business Combination” are to the transactions contemplated by the Business Combination Agreement;
●	“Business Combination Agreement” are to the Business Combination Agreement, dated as of February 22, 2021, as amended from time to time, by and among GHV, AMPSA, AGSA and MergeCo, and filed as Exhibits 4.1 and 4.2 to this Annual Report;
●	“GHV” are to Gores Holdings V, Inc., a Delaware corporation which, following the Merger, was renamed to “Ardagh MP USA Inc.” and has since been dissolved;
●	“GHV Sponsor” are to Gores Sponsor V LLC, a Delaware limited liability company;
●	“MergeCo” are to Ardagh MP MergeCo Inc;
●	“Merger” are to the merger of MergeCo with and into GHV, with GHV surviving the Merger as a wholly owned subsidiary of AMPSA, which occurred on August 4, 2021;
●	“NYSE” are to the New York Stock Exchange;

Ardagh Metal Packaging S.A.

●	“Ordinary Shares” are to ordinary shares of AMPSA, with a nominal value of €0.01 per share;
●	“Paris Agreement” are to the Paris Agreement of 2015 adopted by 196 countries, under which governments mutually pledged to limiting global warming to well-below 2°C, preferably to 1.5°C, compared to pre-industrial levels;
●	“PIPE” are to the private placement pursuant to which the Subscribers purchased 69,500,000 Ordinary Shares, for a purchase price of $10.00 per share (the “PIPE Shares”);
●	“Preferred Shares” are to the 56,306,306 redeemable non-voting shares in the Company, with a par value of €4.44 per share, and any such shares issued from time to time in the Company;
●	“Registration Rights and Lock-Up Agreement” are to the registration rights and lock-up agreement, dated as of August 4, 2021, by and among AGSA, AMPSA, GHV Sponsor and certain persons associated with GHV Sponsor, a form of which is filed as Exhibit 4.4 to this Annual Report;
●	“Science-Based Sustainability Targets” are to the targets that are in line with what the latest climate science deems necessary to meet the goals of the Paris Agreement (limiting global warming to well-below 2°C above pre-industrial levels and pursuing efforts to limit warming to 1.5°C);
●	“SBTi” or Science-Based Targets initiative are to the initiative to drive climate action in the private sector by enabling companies to set science-based emissions reduction targets;
●	“Scope 1 emissions” are to greenhouse gas emissions that an organization makes directly from activities;
●	“Scope 2 emissions” are to indirect greenhouse gas emissions that an organization makes through the purchase and use of electricity;
●	“Scope 3 emissions” are to all indirect greenhouse gas emissions that occur in the value chain of the reporting company, including both upstream and downstream emissions;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“Services Agreement” are to the services agreement, dated as of August 4, 2021, by and between AGSA and AMPSA, related to the provision of certain corporate and business-unit services by AGSA to AMPSA and its subsidiaries and by AMPSA and its subsidiaries to AGSA, filed as Exhibit 4.6 to this Annual Report;
●	“Shareholders Agreement” are to the shareholders agreement entered into by AGSA and AMPSA on August 4, 2021 and filed as Exhibit 4.5 to this Annual Report;
●	“Subscribers” are to the investors that purchased Ordinary Shares in the PIPE;
●	“Subscription Agreements” are to the subscription agreements, dated as of February 22, 2021, entered into with the Subscribers and the GHV Sponsor, pursuant to which the Subscribers and the GHV Sponsor agreed to purchase, and AMPSA agreed to sell to the Subscribers and the GHV Sponsor the PIPE Shares for an aggregate cash amount of $600,000,000, a form of which is filed as Exhibit 4.3 to this Annual Report;
●	“Transfer Agreement” are to the transfer agreement, dated as of February 22, 2021, by and between AGSA and AMPSA, filed as Exhibit 4.7 to this Annual Report;

Ardagh Metal Packaging S.A.

●	“Warrants” are to the warrants of AMPSA, each exercisable for one Share at an exercise price of $11.50 per share, subject to adjustment as described in the Warrant Agreement as set forth under “Exhibit 2.7—Description of Securities Registered pursuant to Section 12 of the Exchange Act” to this Annual Report; and
●	“Warrant Agreement” is to the warrant agreement, dated as of August 10, 2020, by and between GHV and Continental Stock Transfer & Trust Company as warrant agent, filed as Exhibit 2.3 to this Annual Report, as assigned to AMPSA and amended in accordance with a warrant assignment, assumption and amendment agreement, dated August 4, 2021, by and among AMPSA, GHV, Computershare Inc. and Computershare Trust Company, N.A., filed as Exhibit 2.2 to this Annual Report.

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

The audited consolidated financial statements are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and Earnout Shares are stated at fair value;
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the audited consolidated financial statements, are discussed in critical accounting estimates, assumptions and judgments in note 3 to the audited consolidated financial statements included in this Annual Report.

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

Safe Harbor Statement

This Annual Report does not constitute an offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, including in the United States, and, except to the extent this Annual Report is incorporated by reference into the Company’s registration statement on Form F-3, as amended, this Annual Report shall not be deemed to form part of any such offer, solicitation or invitation.  Specifically, this Annual Report does not constitute a “prospectus” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

We routinely post important information on our website https://ir.ardaghmetalpackaging.com. This website and any other websites referenced herein and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report.

Market and Industry Data

Within this Annual Report, we reference information and statistics obtained from independent third-party sources. While we believe such information is reliable, we have not independently verified any third-party information.

Forward-Looking Statements

This Annual Report contains estimates and “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this Annual Report are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances.

It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this Annual Report from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

●	an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;
●	competition from other metal packaging producers and alternative forms of packaging;

Ardagh Metal Packaging S.A.

●	concentration of our customers or changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements;
●	a significant write-down of goodwill;
●	varied seasonal demands for our products and unseasonable weather conditions;
●	changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug developments, social media influence and consumer taxation;
●	further consolidation of our existing customer base;
●	availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs;
●	stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war;
●	reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption;
●	changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products;
●	currency, interest rate and commodity price fluctuations;
●	any pandemics or disease outbreaks that may have adverse impacts on worldwide economic activity and our business;
●	interruption in the operations of our production facilities including through infrastructure failure caused by physical damage;
●	acquisitions, including with respect to successful integration;
●	organized strikes or work stoppages by our unionized employees;
●	dependence on our executive and senior management, and other highly skilled personnel;
●	costs and future funding obligations associated with post-retirement benefits provided to our employees;
●	data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events;
●	impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets;
●	environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us;
●	legislation and regulation, including costs of compliance and changes to laws and regulations governing our business;
●	workplace injury and illness claims at our production facilities;
●	failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk;
●	litigation, arbitration and other proceedings;
●	insufficient or prohibitively expensive insurance coverage;
●	failure to maintain an effective system of disclosure controls and internal controls over financial reporting;

Ardagh Metal Packaging S.A.

●	our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements; and
●	other risks and uncertainties described herein, including those under “Item 3. Key Information—D. Risk Factors.”

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

Part I

Item 1. Identity of Directors, Senior Management and Advisers

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

Ardagh Metal Packaging S.A.

Summary Risk Factors

The following summarizes the material risks that could materially adversely affect our business, results of operations, financial condition, cash flows or prospects. You should carefully consider all the information set forth in this Annual Report on Form 20-F including, but not limited to, the risks set forth in this “Item 3. Key Information—D. Risk Factors.” Our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected by any of these risks.

Risks Relating to Our Business, Products and Industry

●	risks relating to an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;
●	risks relating to competition from other metal packaging producers and alternative forms of packaging;
●	risks relating to the concentration of our customers or changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements;
●	risks associated with a significant write-down of goodwill;
●	risks relating to the varied seasonal demand for our products and unseasonable weather conditions;
●	risks associated with changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug development, social media influence and consumer taxation;
●	risks associated with the further consolidation of our existing customer base;

Risks Relating to Our Supply Chain

●	risks relating to the availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs;
●	risks relating to the stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war;
●	risks relating to the availability and cost of oil and its by-products as a result of political tension or conflicts, including in the Middle East;
●	risks associated with our reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption;

Risks Relating to Economic, Market and Political Matters

●	risks relating to changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products;
●	risks relating to currency, interest rate and commodity price fluctuations;
●	risks relating to any pandemics or disease outbreaks that have had, and in the future may have, adverse impacts on worldwide economic activity and our business;

Risks Relating to Our Employees and Operations

●	risks relating to any interruption in the operations of our production facilities including infrastructure failure from physical damage;
●	risks associated with acquisitions, including with respect to successful integration;

Ardagh Metal Packaging S.A.

●	risks relating to organized strikes or work stoppages by our unionized employees;
●	risks relating to our dependence on our executive and senior management, and other highly skilled personnel;
●	risks associated with costs and future funding obligations associated with post-retirement benefits provided to our employees;

Risks Relating to our Information Technology Systems

●	risks associated with data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events;

Risks Relating to Legal and Regulatory Matters

●	risks relating to the impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets;
●	risks relating to environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us;
●	risks relating to legislation and regulation, including costs of compliance and changes to laws and regulations governing our business;
●	risks associated with workplace injury and illness claims at our production facilities;
●	risks relating to failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk;
●	risks relating to litigation, arbitration and other proceedings;
●	risks associated with insufficient or prohibitively expensive insurance coverage;
●	risks associated with failure to maintain an effective system of disclosure controls and internal controls over financial reporting;

Other

●	risks relating to the Services Agreement;
●	risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements;
●	risks relating to the ownership of our Ordinary Shares, including those associated with the activities of our shareholders and our position as a company controlled by AGSA and our status as a Luxembourg company and a foreign private issuer; and
●	other risks and uncertainties as set forth in this “Item 3. Key Information—D. Risk Factors.”

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

The profitability of metal beverage packaging companies is heavily influenced by the supply of, and demand for, metal packaging. We, and certain of our major competitors, have recently undertaken significant and long-term metal

Ardagh Metal Packaging S.A.

beverage can capacity expansions in the United States, Europe and Brazil. Such expansions may produce, and have produced in certain localities, excess supply if the demand for metal beverage cans is weaker than anticipated, and the prices we receive for our products could decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We cannot assure you that metal beverage can manufacturing capacity in any of our markets, including the capacity of our competitors, will not increase further in the future, nor can we assure you that demand for metal beverage packaging will meet or exceed supply.

We face competition from other metal packaging producers, as well as from manufacturers of alternative forms of packaging.

The sectors in which we operate are relatively mature and competitive. Prices for the products manufactured by us are primarily driven by raw material costs. Competition in the market is based on price, as well as on innovation, sustainability, design, quality and service. Increases in productivity, combined with potential surplus capacity from recent or planned new investment in the industry, could result in pricing pressures in the future. Our principal competitors include Ball Corporation, Crown Holdings and CANPACK, and some of our competitors may have greater financial, technical or marketing resources, or may have more desirably located, newly installed or excess capacity. See “—An increase in metal beverage can manufacturing capacity, including that of our competitors, without a corresponding increase in demand for metal beverage can packaging could cause prices to decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business” for a further discussion on the impact of excess capacity in our market. To the extent that any one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Moreover, changes in the global economic environment could result in reductions in demand for our products in certain instances, which could increase competitive pressures. The occurrence of any of the aforementioned events, among others, could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for a further discussion on the impact of the global economic environment on our business.

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

Certain of our customers meet some of their metal beverage packaging requirements through self-manufacturing, which reduces their external purchases of packaging. For example, AB InBev manufactures metal beverage packaging through its affiliate, Metal Container Corporation in the United States, as well as directly in Brazil, and Molson Coors manufacture metal beverage packaging through their joint arrangement, Rocky Mountain Metal Container Corporation in the United States, which they operate with Ball Corporation. The potential of further vertical integration of our customers could introduce new production capacity in the market, which may create an imbalance between metal beverage packaging supply and demand and could have a material adverse effect on our future performance.

Ardagh Metal Packaging S.A.

As our customers are concentrated, our business could be materially adversely affected if we were unable to maintain relationships with our largest customers.

Our ten largest customers accounted for approximately 57% of our revenue for the year ended December 31, 2024. While we believe that we have good relationships with these customers, there can be no assurance that we will be able to maintain these relationships. Over 80% of our revenue for the year ended December 31, 2024 was backed by multi-year supply agreements, ranging from two to seven years in duration. Although these arrangements have provided, and we expect they will continue to provide, the basis for long-term partnerships with our customers, there can be no assurance that our customers will not cease to purchase our products. These arrangements, unless they are renewed, expire in accordance with their respective terms and may be terminated under certain circumstances, such as our failure to meet quality, volume or other contractual commitments. In addition, if our customers unexpectedly reduce the amount of metal beverage cans they purchase from us, cease purchasing our metal beverage cans altogether, or if there are any changes in their strategic choices, such as whether to prioritize price or volume requirements, our revenues could decrease and our inventory levels could increase, both of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. Further, customer concentration could expose us to increased credit risk if our large customers are unable to fulfill their payment obligations to us.

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

Our goodwill as of December 31, 2024 was $1 billion. We evaluate goodwill annually or whenever indicators suggest that impairment may have occurred. The determination of the recoverable amounts of goodwill requires the use of a market approach, which includes estimates and assumptions which are based on comparable companies’ equity valuations. The resulting accounting estimates will, by definition, seldom equal the related actual results. As described further in the audited consolidated financial statements included in this Annual Report, we use the fair value less costs of disposal (“FVLCD”) model for the purposes of our annual goodwill impairment testing. However, if an impairment indicator exists for a cash generating unit (“CGU”), we also use the value in use (“VIU”) model in order to establish the recoverable amount being the higher of the FVLCD model and VIU model when compared to the carrying value of the CGU. Sensitivity analysis is performed reflecting potential variations in assumptions. Future changes in the estimates and assumptions used in the FVLCD or VIU models, general market conditions, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write-down goodwill for the amount of the impairment. If a significant write-down is required, the charge could have a material adverse effect on our business, financial condition, results of operations or prospects.

Demand for our products is seasonal. Unseasonal weather conditions, including as a result of climate change, could lead to unpredictable demand and materially adversely affect our business.

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

Ardagh Metal Packaging S.A.

Unseasonable weather could become a more frequent occurrence as a result of climate change, which could have an adverse effect on demand for our products. The occurrence of any such events leading to unpredictable demand could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Legal and Regulatory Matters—Climate change may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes” for a more detailed discussion of the ability of extreme weather events to potentially adversely impact our business.

Changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug development, social media influence and consumer taxation could have a material adverse effect on our business.

Changes in consumer preferences and tastes, including as a result of social media influence, can have an impact on demand for our customers’ products, which in turn can lead to reduced demand for our products. Certain consumer products represent a significant proportion of our packaging market, such as beer. Our ability to develop new product offerings for a diverse group of global customers with differing preferences, while maintaining functionality and spurring innovation, is critical to our success. This requires a thorough understanding of our existing and potential customers and end-users on a global basis, particularly in developing or emerging markets. Failure to adapt and deliver quality products that meet our customers’ or end-users’ needs, through research and development or licensing of new technology, ahead of our competitors, could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

In addition, public health and government officials have become increasingly concerned about the health consequences associated with over-consumption of certain types of beverages, such as alcoholic and sugar-sweetened beverages, including those produced by certain of our customers. For example, the U.S. Surgeon General has recently released an advisory statement in respect of alcoholic beverages and preventable cancer risks, calling attention to this as a public health issue, which could result in a decrease in demand for those end-products that our customers produce. Furthermore, France and the United Kingdom have introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of such taxes, demand has decreased in these countries, and the publication of similar public health warnings or imposition of similar health-related taxes in the future on end-products in other countries may lower the demand for certain alcoholic beverages and soft drinks that our customers produce, which may as a result cause our customers to reduce their purchases of our products. In addition, the development of appetite suppressant drugs or weight loss medication may change the demand for certain types of beverages. Any decline in the popularity of any end-products due to lifestyle, nutrition or health considerations, or our inability to adapt to customer needs, could have a significant impact on our customers and could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Further consolidation of our customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on our business, financial condition and results of operations.

Some of our largest customers have acquired companies with similar or complementary product lines in recent years. For example, in February 2025, Celsius announced an agreement to acquire Alani Nu; in January 2025, Carlsberg acquired Britvic, and in 2023, Monster Beverage acquired Bang Energy. Prior customer consolidations include the acquisition of Brasil Kirin by Heineken in 2017 and AB InBev acquired SABMiller in 2016. Such consolidation activities resulted in an increase in the concentration of our sales with our largest customers and if similar consolidations should occur in the future, it could potentially be accompanied by pressure for lower prices. Increased pricing pressures from these customers may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, any consolidation of our customers may lead to their reliance on a reduced number of suppliers. If, following the combination of one of our customers with another company, a competitor was to be the main supplier to the newly consolidated company, this could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

Ardagh Metal Packaging S.A.

Risks Relating to Our Supply Chain

Our profitability could be adversely affected by the availability and increase in the costs of raw and other input materials, including as a result of changes in tariffs and duties.

We use various raw and other input materials, such as aluminum in our production. The availability and price of various raw and other input materials depends on global and local supply and demand forces, governmental regulations, level of production, resource availability, transportation and other factors. No assurance can be given that we would be able to secure our raw and other input materials from sources other than our current suppliers on terms as favorable as our current terms, or at all. The cost of any of the principal raw or input materials that we use may also significantly increase as a result of any tariff increases, sanctions, duties, transportation disruptions or delays, or other trade actions. Any such shortages, transportation disruptions or increases in cost could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

The primary raw material that we use is aluminum, which is, in turn, rolled into coils of sheet aluminum by our suppliers for use in our production process. Our business is exposed to both the availability of aluminum and the volatility of aluminum prices, including associated premia. Aluminum is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a detailed description on the currency risks associated with the price volatility of aluminum. While in the past sufficient quantities of aluminum have been generally available for purchase, these quantities may not be available in the future, and, even if available, we may not be able to continue to purchase them at current prices and/or other comparable terms. In addition, any increase in the level of investment in metal beverage can capacity expansion by us and our competitors will require a significant increase in sheet aluminum production by the suppliers, which will in turn require them to make significant investment and capital expenditures. Failure by the suppliers to increase capacity could cause supply shortages and significant increases in the cost of aluminum.

While raw materials are generally available from a range of suppliers, they are subject to fluctuations in price and availability based on a number of factors, including general economic conditions, commodity price fluctuations (such as with respect to aluminum on the London Metal Exchange), the demand by other industries, such as automotive, aerospace and construction, for the same raw materials and the availability of complementary and substitute materials. Furthermore, adverse political, economic or financial changes, industrial disputes, financial distress, pandemic-related, weather-related or energy-related supply disruptions could impact our suppliers, thereby causing supply shortages or increasing costs for our business. Our raw materials suppliers also operate in relatively concentrated industries, and this concentration can impact raw material costs. Over the last ten years, the number of major aluminum suppliers has decreased and there is a possibility of further consolidation. Further consolidation could hinder our ability to obtain adequate supplies of these raw materials and could lead to higher prices for aluminum. In addition, the relative price of oil and its by-products could also impact our business, by affecting other input materials costs, such as coatings, lacquer and ink. Accordingly, the ongoing Russia-Ukraine war and the related economic sanctions, and political tension and conflicts in the Middle East could have a material adverse effect on our operating costs, and in turn, our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Economic, Market and Political Matters —Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for more details.

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

Ardagh Metal Packaging S.A.

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

We are dependent on a reliable and affordable supply of energy, and any shortage of energy supplies to our production facilities or increased energy prices could have a material adverse effect on our business.

We require access to reliable sources of affordable energy as certain energy sources are vital to our operations and we rely on a continuous power supply to effectively conduct our business. The ongoing Russia-Ukraine war and the related sanctions have led to a significant increase in our energy and other input costs, and there may be further adverse impacts on energy supplies and prices, particularly in Europe, as a result of uncertainty with regard to Russia’s production and export of oil and natural gas, or from political tension and conflicts in the Middle East. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for more details.

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

We are reliant on our suppliers for the timely delivery of raw materials, such as aluminum for the production of our metal beverage cans. We also engage third parties for the supply of various services, including, among others, logistics services for the transport of our metal beverage cans and IT services. If one or more of our suppliers is unable or unwilling to fulfil delivery obligations, for example, due to shortages of necessary raw materials, elevated energy prices or energy shortages, external conflicts, labor shortages or strikes, capacity allocation to other customers, financial distress, insolvency, government regulations, currency rate fluctuations, natural disasters and adverse weather conditions that are exacerbated by climate change, or other unforeseen circumstances, we could be at risk of production downtime, inventory backlogs and delays in deliveries to customers. The risk of financial distress for our suppliers could become more acute if energy prices increase or remain elevated, or if energy supplies are threatened. As a result, we may need to bear increased costs for such services or to find alternative providers, which may not be available on comparable or suitable terms, or at all. In addition, such suppliers could provide services that do not meet our requirements or fail to provide services in a timely manner, which could cause us to experience disruptions, delays, or product quality issues. If any of the foregoing risks were to materialize, it could have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

Risks Relating to Economic, Market and Political Matters

Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products.

Demand for our packaging depends on demand for the products that use our packaging, which is primarily consumer driven and dependent on general economic conditions. Such macroeconomic conditions can be strongly

Ardagh Metal Packaging S.A.

influenced by geo-political events such as war, insurrection and other such conflicts between nations and state actors and can arise with little warning. Deteriorating general economic conditions may adversely impact consumer confidence resulting in reduced spending on our customers’ products and, thereby, reduced or postponed demand for our products. Any adverse economic conditions may also lead to a limited availability of credit, which could have an adverse effect on the financial condition, particularly on the purchasing ability of some of our customers and distributors. This may result in requests for extended payment terms, credit losses, finished goods obsolescence, insolvencies and diminished available sales channels. Deteriorating general economic conditions could also have an adverse impact on our suppliers, causing them to experience financial distress or insolvency, and jeopardizing their ability to provide timely deliveries of raw materials and other essentials to us, which could in turn have material adverse effects on our business, results of operations, financial condition, cash flows or prospects. Furthermore, such changes in general economic conditions as described above, among others, may reduce our ability to forecast developments in our industry and plan our operations and costs accordingly, resulting in operational inefficiencies.

Recent events that have had a significant impact on macroeconomic conditions around the world include the Russia-Ukraine war, political tension and conflicts in the Middle East, the COVID-19 pandemic and the resulting disruption to the global supply chain and the cost-of-living crises in countries around the world. The ongoing Russia-Ukraine war and the sanctions and export-control measures instituted by the United States, the European Union and the United Kingdom, among others, against Russian and Belarussian persons and entities in response have contributed to heightened inflationary pressures (including increased prices for oil and natural gas), market volatility and economic uncertainty, particularly in Europe, which have affected our business. Government measures to contain the COVID-19 pandemic resulted in significant decline in business activity around the world. Inflation rates began rising significantly in the European Union, the United States, the United Kingdom and Brazil in late 2021, remained at high levels through 2022 and 2023, and while inflation has declined during 2024, rates continue to be monitored very closely for volatility. Sustained high prices and actions taken by central banks and other state actors to combat rising inflation rates could further undermine economic growth, contribute to regional or global economic recessions, cause declines in consumer spending and confidence and increase borrowing costs, among other effects, each of which could materially adversely impact our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Our Capital Structure—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a detailed discussion on the impact of changes in global economic conditions on our ability to raise new financing or refinance our existing borrowings. The slowdown of the global economy could lead to volatility in exchange rates that could increase the costs of our products. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on how this volatility could have a material adverse effect on our business.

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

We have metal beverage can production facilities in nine different countries, and sell products to, and obtain raw materials from, entities located in these and different regions and countries globally. As a result, a significant portion of our consolidated revenue, costs, assets and liabilities are denominated in currencies other than the euro, in particular, the

Ardagh Metal Packaging S.A.

U.S. dollar, the British pound and the Brazilian real. For the year ended December 31, 2024, 72% of our revenue was from countries with currencies other than the euro. The exchange rates between the currencies which we are exposed to have fluctuated significantly in the past and may continue to do so in the future, which could have a material adverse effect on our results of operations. Volatility in exchange rates could increase the costs of our products such that we may not be able to pass on the cost to our customers or could impair the purchasing power of our customers in different markets. Such events could result in significant competitive benefit to certain of our competitors that incur a material part of their costs in different currencies than we do, hamper our pricing, increase our hedging costs and limit our ability to hedge our exchange rate exposure. Furthermore, we are exposed to currency transaction risks, where changes in exchange rates affect our ability to purchase equipment and raw materials and sell products at profitable prices, reduce the value of our assets and revenues and increase liabilities and costs.

We are also exposed to interest rate risk, where fluctuations in interest rates may affect our interest expense on existing debt, the cost of new financing or refinancing existing debt. While we principally use fixed rate debt and cross currency interest rate swaps to manage this type of risk, sustained increases in interest rates could nevertheless materially adversely affect our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Our Capital Structure—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a further discussion on how increases in interest rates could affect our ability to service our indebtedness.

We are also subject to commodity price risk, mainly as a result of fluctuations in the price and availability of raw materials and energy, such as aluminum, natural gas, electricity and diesel. We use fixed price supply and derivative agreements to manage some of the material commodity cost risk. Aluminum has historically been subject to significant price volatility, and as aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum. Where we are unable to pass through increases in certain input costs to our customers, we operate hedging programs to manage the price and foreign currency risk on our aluminum purchases, but increased prices for aluminum could affect customer demand. See “—Risks Relating to Our Supply Chain—Our profitability could be adversely affected by the availability and increase in the costs of raw and other input materials, including as a result of changes in tariffs and duties” for more information on the availability and cost of aluminum.

We have an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers. Our policy is to purchase natural gas and electricity by entering into forward price-fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead and for further diminishing portions of our anticipated requirements for subsequent years. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not trade nor look to profit from such activities. We avail ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. We also occasionally hedge portions of our natural gas, electricity and diesel price risk by entering into derivatives with banks, where it is deemed favorable versus hedging with suppliers. Any natural gas, electricity and diesel that is not purchased under forward fixed price arrangements or hedged with banks is purchased under index tracking contracts or at spot prices. However, there can be no assurance that our strategies will prove effective, given that there are certain circumstances that are beyond our control, such as increased market volatility as a result of the ongoing Russia-Ukraine war, or political tension and conflicts in the Middle East. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for further details. Our costs could be adversely impacted to the extent we are unable to counteract the effects of the aforementioned risks effectively.

For a further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Ardagh Metal Packaging S.A.

Pandemics or disease outbreaks, as well as governmental mandates and restrictions attributable thereto, have had, and in the future may have, an adverse impact on worldwide economic activity and our business.

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

Risks Relating to Our Employees and Operations

Any interruption in the operations of our production facilities, including infrastructure failure from physical damage, may adversely affect our business.

All of our manufacturing activities take place at production facilities that we own or lease under long-term leases. Our manufacturing processes include cutting, coating and shaping aluminum into containers. These processes, which are conducted at high speeds and involve operating heavy machinery and equipment, entail risks and hazards, including industrial accidents, leaks and ruptures, explosions, fires, mechanical failures and environmental hazards, such as spills, storage tank leaks, discharges or releases of toxic or hazardous substances and gases. Furthermore, certain of our production facilities are located in geographically vulnerable areas, including in some parts of the United States, and the risk of the occurrence of these hazards is exacerbated by the increasing frequency of extreme weather-related events, such as floods, windstorms and wildfires as well as natural disasters, such as earthquakes. Such hazards could directly, as well as indirectly, impact our production facilities, for example, by affecting the availability of national infrastructure, such as road networks and electrical power grids, that we are reliant upon. These hazards may cause unplanned business interruptions, unscheduled downtime, transportation interruptions, personal injury and loss of life, severe damage to or the destruction of property and equipment, environmental contamination and other environmental damage, civil, criminal and administrative sanctions and liabilities, and third-party claims, which may have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

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

Ardagh Metal Packaging S.A.

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

To the extent that we experience production disruptions as a result of any of the aforementioned factors, we may also be required to make unplanned capital expenditures even though we may not have available resources at such time, which would result in significant costs and expenses. As a result, our liquidity may be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

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

Many of our operating companies are party to collective bargaining agreements with trade unions, which cover the majority of our employees. A prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, we cannot ensure that, upon the expiration of our existing collective bargaining agreements, new agreements will be reached without union action or that our operating companies will be able to negotiate acceptable new contracts with trade unions, which could result in strikes by the affected employees and increased operating costs as a result of higher wages or benefits paid to unionized employees. If unionized employees at our operating companies, or our customers or suppliers, were to engage in a strike or other work stoppage, we could experience a significant disruption of operations, higher ongoing labor costs and reputational harm, which may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We depend on our executive and senior management as well as other highly skilled personnel, and our operations may be disrupted if we are unable to retain or motivate such personnel.

We depend on our experienced executive team, who are identified under “Item 6. Directors, Senior Management and Employees,” members of senior management, and other key and skilled personnel. These individuals possess

Ardagh Metal Packaging S.A.

manufacturing, sales, marketing, technical, financial and other specialized skills that are critical to the operation of our business. The loss of services of one or more of the members of our executive team, members of senior management or other key and skilled personnel, or the failure to provide adequate succession plans for such personnel could adversely affect our operations, decision-making processes, core values and organizational behavior, and competitiveness until suitable replacements can be found. Moreover, the hiring of qualified individuals in our industry is highly competitive and there may be a limited number of persons with the requisite skills and experience to serve in these positions, for example, where recruiting for replacements with similar expertise in can-making may not always be possible for our production facility-based roles. Our business may also suffer from various disruptions if we experience high levels of staff turnover across our business, or if our personnel do not adapt effectively to any adjustments or changes that we might make to our operating model. There can be no assurance that we would be able to locate, employ or retain required qualified personnel on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of our operations, cash flows or prospects.

We face costs and future funding obligations associated with post-retirement benefits provided to employees, which could have a material adverse effect on our financial condition.

As of December 31, 2024, our accumulated post-retirement benefit obligation, net of employee benefit assets, was approximately $144 million covering our employees in multiple jurisdictions. The costs associated with these and other benefits to employees could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

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

Risks Relating to our Information Technology and Operational Technology Systems

Our heavy reliance on technology and automated systems to operate our business could mean that any significant failure or disruption of these systems, including as a result of cybersecurity attacks, could have a material adverse effect on our business and reputation.

We depend on automated systems, including cloud-based service providers, and technology to operate our business, including manufacturing, production planning, logistics, accounting, telecommunication and information technology systems. There can be no assurance that these systems will not fail or suffer from substantial or repeated disruptions due to various events, some of which are beyond our control, such as natural disasters, power failures, terrorist attacks, equipment or software failures, user errors or computer viruses. Any such disruptions could severely interrupt the operation of our production facilities for an extended period of time, which could have an adverse effect on the supply of our products and result in a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

Increased global cybersecurity threats and more sophisticated and targeted computer crime, including through the use of artificial intelligence enabled attacks, also pose a potentially significant risk to the security of our systems and

Ardagh Metal Packaging S.A.

networks and the confidentiality, availability and integrity of our data, as well as the confidential data of our employees, customers, suppliers and other third parties that we may hold. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, including as a result of the use of artificial intelligence by threat actors. Due to the nature of some of these attacks, there is also a risk that they may remain undetected for a period of time. We have previously been the target of cyberattacks and expect such attempts to continue. In 2021, AGSA announced that it had experienced a cybersecurity incident, the response to which included temporarily shutting down certain IT systems and applications used by us. There can be no assurance that our cybersecurity program will protect us from such threats and prevent disruptions or breaches to our or our third-party providers’ databases or systems that could materially adversely affect our business. See “Item 16K. Cybersecurity” for a further description of our cybersecurity program.

In addition, certain services under our cybersecurity program are provided by AGSA pursuant to the Services Agreement. There can be no assurance that we will be able to find a replacement provider for such services on comparable terms or at all, if such services are no longer provided under the Services Agreement. See “—Risks Relating to the Services Agreement—Our ability to operate our business effectively depends largely on certain administrative and other support functions provided to us by AGSA pursuant to the Services Agreement, which may suffer if we are unable to establish our own administrative and other support functions in a cost effective manner following the termination of the Services Agreement” for a further discussion of the Services Agreement.

Substantial or repeated systems failures or disruptions, including as a result of not effectively remediating system failures, cybersecurity incidents and other disruptions could result in the unauthorized release of confidential or otherwise protected information, improper use of our systems and networks, defective products, harm to individuals or property, contractual or regulatory actions and fines, penalties and potential liabilities, production downtime and operational disruptions and loss or compromise of important or sensitive data. For example, the loss, disclosure, misappropriation of or access to our employees’ or business partners’ information or our failure to meet increasing data privacy, security and incident disclosure obligations could result in lost revenue, increased costs, future legal claims or proceedings, including class actions, liability or regulatory actions or penalties, including, for instance, under the EU General Data Protection Regulation, the UK GDPR, the California Consumer Privacy Act or the SEC’s rules on cybersecurity risk management strategy, governance and incidence disclosure. The adoption of artificial intelligence technologies could aggravate these risks by increasing the risk that information is inadvertently or maliciously compromised. Any of the aforementioned risks could result in increased costs, lost revenue, reputational harm and decreased competitiveness, which could materially adversely affect our business, financial condition, results of operations, cash flow or prospects, and increased global cybersecurity threats and more sophisticated and targeted computer crime may further increase this risk.

Risks Relating to Legal and Regulatory Matters

Climate change may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes.

The impact of climate change, arising from the rising level of carbon dioxide and other greenhouse gases (“GHGs”) in the atmosphere presents immediate and long-term risks to us and the markets in which we operate, which are expected to increase over time. Climate risks consist of physical risks and transition risks, either of which may materially adversely affect our ability to conduct our business. Our operations could be exposed to physical risks resulting from chronic and acute climate change and more frequent extreme weather-related events, such as heatwaves, drought, heavy rainfall, wildfires, windstorms including hurricanes and tornadoes, or floods, which may directly damage our physical assets (such as facilities and materials) or otherwise impact their value or productivity, cause raw material shortages (including energy supply) and supply chain disruptions (including delivery), and increase production cost and health and safety risks, among other risks. See “—Risks Relating to Our Employees and Operations—Any interruption in the operations of our production facilities, including infrastructure failure from physical damage, may adversely affect our business” for a further discussion on the impact such damage to our physical assets could have on our business. In addition, unseasonal extreme weather can reduce demand for certain beverages, and as a result, our products. See “—Risks Relating to Our Business, Products and Industry —Demand for our products is seasonal. Unseasonal weather conditions, including

Ardagh Metal Packaging S.A.

as a result of climate change, could lead to unpredictability of demand and materially adversely affect our business” for a more detailed discussion on the impact of unseasonable weather on demand for our products. We are not able to accurately predict the materiality of any potential losses or costs associated with the effects of climate change, and the impact of climate change may also vary by geographic location and other circumstances, including weather patterns.

We could also be exposed to transition risks resulting from changes in policy, technology and market preference to address climate change, such as carbon pricing policies, including increased prices for certain fuels, including natural gas and the introduction of a carbon tax, and power generation shifts from fossil fuels to renewable energy, which may lead to changes in the value of assets. In addition, measures to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs or introducing compliance schemes, could create economic risks and uncertainties for our businesses, by increasing GHG-related costs, such as the cost of abatement equipment to reduce emissions to comply with legal requirements on GHG emissions or required technological standards, or reducing demand for our products, any of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. We also monitor rules and regulations related to environmental, social and corporate governance (“ESG”) disclosure obligations, which may expose us to increased costs associated with such additional reporting obligations and risks associated with any non-compliance. For example, the European Union adopted the Corporate Sustainability Reporting Directive ("CSRD"), which sets forth ESG-related information that companies are required to report in accordance with European Sustainability Reporting Standards. See “—We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs upon us” for a more detailed discussion on the risks to our business associated with the introduction of new laws and regulations by governments to combat climate change. In 2022, we received approval from the SBTi for our GHG emission reduction targets to reduce Scope 1 and 2 emissions by 42% and to reduce absolute Scope 3 emissions by 12.3% by 2030. The vast majority of our Scope 3 emissions principally arise in the various stages of the manufacturing of the aluminum coils that we purchase to produce our products, which depend on various factors that can be difficult to predict and are often outside of our control. Our ability to meet our sustainability targets also depends on market or competitive conditions that are outside our control, as well as expectations and assumptions that are necessarily uncertain. Failure to meet our SBTi targets and reduce our emissions, or failure to meet any of our other sustainability targets, could result in increased costs for us in the form of carbon taxes and could have a material adverse effect our reputation, customer and investor relationships, or ability to access capital on favorable terms, particularly given investors’ focus on ESG matters. Failure to transition to low carbon manufacturing in the future could result in dedicated action by climate activists which could cause reputational damage or business interruption.

We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs on us.

Our operations and properties are subject to extensive laws, ordinances, regulations and other legal requirements relating to the protection of people and the environment. The laws and regulations which may affect our operations include requirements regarding remediation of contaminated soil, groundwater and buildings, water supply and use, natural resources, water discharges, air emissions, waste management, noise pollution, asbestos and other deleterious materials, the generation, storage, handling, transportation and disposal of regulated materials, product safety, food safety, and workplace health and safety. See “—We are subject to extensive, complex and evolving legal and regulatory frameworks and changes in laws and government regulations and their enforcement may have a material impact on our operations” for a discussion of the product and food safety regulations that are applicable to us and “—Risks Relating to Our Employees and Operations—Any interruption in the operations of our production facilities, including infrastructure failure from physical damage, may adversely affect our business” for a discussion of the risks related to workplace health and safety. These laws and regulations are also subject to constant review by lawmakers and regulators which may result in further, including more stringent, environmental or health and safety legal requirements.

We have incurred, and expect to continue to incur, costs to comply with such legal requirements, and these costs may increase in the future. Demands for more stringent pollution control devices could also result in the need for further capital upgrades to our production facilities. For example, under the EU Industrial Emissions Directive (Directive

Ardagh Metal Packaging S.A.

2010/75/EU) (“EU IED”), permitted pollutant emissions levels from our production facilities are substantially reduced on a periodic basis. EU member states may continue to introduce lower permitted pollutant emissions levels into national legislation and impose stricter limits in the future. The United States has enacted federal Environmental Justice legislation and all states are continuing to establish lower permitted pollutant emissions levels, which may require us to incur potentially significant compliance costs. California, in particular, has set ambitious GHG reduction goals, which may result in higher offset purchase prices in the future. Additionally, some municipalities in California are considering further regulations to reduce or potentially eliminate natural gas usage. Additional pollutant or GHG emissions control schemes may be introduced in any jurisdiction on a national and/or local level, which may require additional measures. Further, in order to comply with air emission restrictions, significant capital investments may be necessary at some sites.

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

Ardagh Metal Packaging S.A.

litigation or government action, all of which could materially adversely affect our business, results of operations, financial condition, cash flows or prospects.

For example, changes in laws and regulations relating to deposits on, requirements for re-use, and any limits or restrictions to the recycling of, metal packaging could adversely affect our business if implemented on a large scale in the major markets in which we operate. We anticipate continuing efforts to reform or adopt such laws and regulations in the future. Additionally, the effectiveness of new standards, such as the ones related to recycling or deposits on different packaging materials, could result in excess costs, demand disruption or logistical constraints for some of our customers, who could choose to reduce their consumption and limit the use of metal packaging for their products. We could thus be forced to reduce, suspend or even stop the production of certain types of products. These regulatory changes could also affect our prices, margins, investments and activities, particularly if these changes resulted in significant or structural changes in the market for food and beverage packaging that might affect the market shares for metal packaging, the volumes produced or production costs.

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

We could incur significant costs in relation to workplace injury and illness claims at our production facilities arising from our manufacturing processes.

We may face liability claims arising from our manufacturing processes, including alleged personal injury due to workplace injuries and illness at our production facilities. Both the operational profile of our production facilities with its reliance upon machinery as well as the type of activities performed by our employees during the manufacturing process carry an increased risk of accidents. There can be no assurance that the health and safety measures and programs we have implemented will prevent accidents occurring or employees contracting illnesses due to prolonged exposure to workplace hazards, such as hazardous substances, noise, vibrations and stress at our production facilities and injuries from motorized transportation. If an individual successfully brings a claim against us, we may not have adequate insurance to cover such claims or may face increased insurance premiums. See “—Our existing insurance coverage may be insufficient and future coverage may be difficult or prohibitively expensive to obtain” for more details on our insurance coverage. Failure to accurately assess potential risks or assure implementation of effective safety measures may result in increases in the relative frequency or severity of workplace injuries at our production facilities, which may result in increased workers’ compensation claims expense. If our employees or customers perceive us having a poor safety record, it could materially impact our ability to attract and retain new employees and our reputation could suffer. Any substantial increase in such liability claims and related reputational harm could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Ardagh Metal Packaging S.A.

Failure of our control measures and systems that result in faulty or contaminated products could have a material adverse effect on our business.

We have strict control measures and systems in place to ensure that the maximum safety and quality of our products is maintained. The consequences of a product not meeting these rigorous standards, due to, among other things, accidental or malicious raw materials contamination or due to supply chain contamination caused by human error or equipment fault, could be severe. Such consequences might include adverse effects on consumer health and our reputation, an increase in our litigation exposure and financial costs, and loss of market share and revenues.

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

Furthermore, placing an unsafe product on the market, failing to notify the regulatory authorities of a safety issue, failing to take appropriate corrective action and failing to meet other regulatory requirements relating to product safety could lead to regulatory investigation, enforcement action and/or prosecution. Any product quality or safety issue may also result in adverse publicity, which may damage our reputation. This could in turn have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. Although we have not had a regular history of significant or material claims for damages for defective products in the past, and have not conducted any substantial product recalls or other material corrective action, there can be no assurance that these events will not occur in the future.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.

We are currently involved in various litigation matters, and we anticipate that we will continue to be involved in litigation matters from time to time in the future. The risks inherent in our business expose us to litigation, including personal injury, environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, cybersecurity related litigation, tax or securities litigation, and product liability lawsuits. We cannot predict with certainty the outcome or effect of any claim, regulatory investigation, or other litigation matter, or a combination of these. Any such litigation, arbitration or other proceedings, current or future, whether with or without merit, could be expensive and time consuming, and could divert the attention of senior management, and any adverse outcome in these or other proceedings, could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. For more information on our contingencies for legal proceedings, see note 28 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Ardagh Metal Packaging S.A.

claims of damages, as a result of an insured risk event. While we carry business interruption coverage and general liability coverage, such coverage is subject to certain limitations, thresholds and limits, and may not fully cover all indirect losses.

We renew our insurance arrangements on an annual basis, and the cost of coverage may increase to an extent that we may choose to reduce our coverage limits or agree to certain exclusions from our coverage. Among other factors, adverse political developments, limited insurance market capacity, security concerns and natural disasters in any country in which we operate may adversely affect available insurance coverage and result in increased premiums for, and additional exclusions from, available coverage.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

We are required to maintain internal controls over financial reporting and to report any material weaknesses in those controls. If we identify future material weaknesses in our internal controls over financial reporting that is not remediated, or fail to meet our obligations as a listed company, including the requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we may be unable to accurately report our financial results, or report them within the timeframes required by law or NYSE regulations, which could cause investors to lose confidence in the accuracy and completeness of our reported financial information, and result in an adverse effect on the market price of our Ordinary Shares and/or the traded price of our notes.

Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report as to internal controls over financial reporting and our independent registered public accounting firm is required to issue an attestation report on the effectiveness of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting also could potentially subject us to investigations or sanctions by the SEC, NYSE or other regulatory authorities, or shareholder lawsuits, which could require additional financial and management resources.

Risks Relating to the Services Agreement

Our ability to operate our business effectively depends largely on certain administrative and other support functions provided to us by AGSA pursuant to the Services Agreement, which may suffer if we are unable to establish our own administrative and other support functions in a cost-effective manner following the termination of the Services Agreement.

We rely on certain administrative and other resources provided by AGSA, including information technology, financial reporting, tax, treasury, investor relations, human resources, procurement, logistics, insurance and risk management and legal services, to operate our business. The services covered by the Services Agreement may not be sufficient to meet our needs and may not be provided at the same level as when we were part of AGSA. If AGSA is unable to satisfy its material obligations under the Services Agreement, or if the Services Agreement is terminated in whole or in part, we may not be able to find a replacement for such services at all, or obtain such services on comparable terms, which could result in operational difficulties and in turn a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, any failure or significant interruption of the AGSA’s informational technology systems during the term of the Services Agreement could result in unexpected costs or prevent us from meeting customer needs on a timely basis. See “—Risks Relating to Our Information Technology Systems—Our heavy reliance on technology and automated systems to operate our business could mean that any significant failure or disruption of these systems, including as a result of cybersecurity attacks, could have a material adverse effect on our business and reputation” for a discussion on the possible impact if there is a disruption to information technology systems.

As of December 31, 2024, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided to us computed based on the fully allocated cost of such services. The Services Agreement

Ardagh Metal Packaging S.A.

will renew automatically on an annual basis until terminated by either party with a nine-month prior written notice, or by mutual consent of both parties in writing at any time. We cannot provide any assurance that the fees under the Services Agreement will be more favorable than the price that we would have been able to pay if we had obtained such services from one or more third parties. During the period in which the Services Agreement was negotiated, we did not have a board or a management team that was independent of AGSA and the terms of the Services Agreement were agreed while we were a wholly owned subsidiary of AGSA and in the context that AGSA would own a controlling interest in us following the Merger. In addition, we also cannot provide any assurance that the price of the services, when adjusted, will not be significantly greater than the fixed price established for these services prior to such adjustment.

Risks Relating to Our Capital Structure

Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2024, we had total borrowings and net debt of $3.9 billion and $3.3 billion, respectively. Some of the agreements under which we borrow funds contain covenants or provisions that impose certain restrictions on us, such as debt ratios and may prevent us from incurring additional debt. For more information, see the description of our debt facilities and the table outlining our principal financing arrangements in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our substantial debt could have adverse consequences for us and for our shareholders. For example, our substantial debt could:

●	require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
●	increase our vulnerability to adverse general economic or industry conditions;
●	limit our flexibility in planning for, or reacting to, changes in our business or industry;
●	limit our ability to raise additional debt, refinance existing debt or raise equity capital in the future;
●	negatively impact the terms of our supply agreements;
●	restrict us from making strategic acquisitions or exploiting business opportunities; and
●	place us at a competitive disadvantage compared to our competitors that have less debt.

Further, notwithstanding our current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt or make certain restricted payments, which could exacerbate the risks described above.

In addition, pursuant to certain of its financing arrangements, shares of certain companies through which AGSA holds its shareholding in AMPSA are pledged for the benefit of certain lenders. In the event of a default under such financing arrangements, the lenders thereunder may have the right to enforce on the security interest over the relevant shares of AMPSA, which may result in a change of control under the terms of certain of our financing arrangements.

Adverse developments in our business, results of operations, financial condition, cash flows or prospects due to deteriorating global economic conditions, increased interest rates or other factors have caused, and could in the future

Ardagh Metal Packaging S.A.

cause ratings agencies to lower the credit ratings, or ratings outlook, of our short- and long-term debt, and, consequently, impair the credit insurance coverage available to our suppliers, impacting our supplier terms, and potentially our ability to raise new financing or refinance our current borrowings and increase our costs of issuing any new debt instruments. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on interest rate risk and the potential increase to our cost of borrowing. Additionally, a significant weakening of our financial position or operating results due to changes in global economic conditions or other factors could result in non-compliance with our restrictive covenants in our financing arrangements and reduced cash flow from our operations, which, in turn, could materially adversely affect our business and cash flows. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for further details.

We may not be able to raise additional capital or only be able to raise additional capital at significantly increased costs or by diluting our shareholders.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or incur debt under credit facilities we may put in place. The sale of additional equity securities could result in the dilution of our current shareholders, potentially triggering a change of control under the terms of our bond indentures, and the incurrence of additional indebtedness could further limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to adverse economic and industry conditions and limit our ability to pursue our business strategies. See “—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a further discussion on how the incurrence of indebtedness could reduce the availability of our cash flow, which could materially adversely affect our business.

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

Risks Relating to Our Shares

We are controlled by AGSA, whose interests may conflict with our interests and the interests of our shareholders.

As of December 31, 2024, AGSA indirectly owns approximately 76% of our outstanding Ordinary Shares through its wholly owned subsidiary, Ardagh Investments Sarl, and, under the Business Combination Agreement, has the right to receive up to an additional 60,730,000 Ordinary Shares (the “Earnout Shares”) if the trading prices of Ordinary Shares exceed certain specified amounts during specified periods of time. In addition, AGSA indirectly owns 100% of our preferred shares (the “Preferred Shares”) through Ardagh Investments Sarl, which are redeemable non-voting shares. The Preferred Shares have no voting rights and will not be taken into account in determining quorum and voting majority

Ardagh Metal Packaging S.A.

requirements at general meetings of AMPSA, except where mandatorily required by the Luxembourg law of 10 August 1915, on commercial companies, as amended  (the “Luxembourg Companies Law”), where each Preferred Share will be entitled to one vote, irrespective of its nominal value, for example, where when the rights attached to the Preferred Shares are amended or if we are put into liquidation, among others.  As a controlling shareholder of the Company, AGSA is able to exercise significant influence over our business policies and affairs, including the composition of our Board and any action requiring approval of our shareholders. In addition, as long as AGSA beneficially owns a specified number of the outstanding Ordinary Shares, pursuant to the Shareholders Agreement, AGSA has the right to designate a specified number of directors, including the chair, to our Board, receive access to certain information for the benefit of AGSA, approve certain of our significant actions, receive our cooperation with certain matters relating to us, and access certain information for registration rights with respect to its Ordinary Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions.”

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

As a controlled company, we may be impacted by the actions of our controlling shareholder and the risks our controlling shareholder faces.

As a controlled company, we may be impacted by matters affecting our controlling shareholder, including as a result of its announced intention to evaluate its capital structure, which could have an adverse impact on our share price, financial condition, credit ratings, reputation or prospects. In addition, investors or other third parties may perceive that the risks related to the controlling shareholder’s capital structure and any actions taken by it to address those risks could negatively impact our share price, financial condition, credit ratings, reputation or prospects. See “—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for further details with respect to the potential impact of certain AGSA financing arrangements on AMPSA.

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

Factors affecting the trading price of our securities may include:

●	the realization of any of the risk factors presented in this “Item 3. Key Information—D. Risk Factors” of this Annual Report;
●	announcements of new products and services by us or our competitors;
●	news regarding any gain or loss of customers by us;
●	announcements of competitive developments, acquisitions or strategic alliances in our industry;
●	changes in the general condition of the global economy and financial markets;
●	general market conditions or other developments affecting us or our industry;

Ardagh Metal Packaging S.A.

●	cost and availability of raw materials;
●	changes in environmental regulations or other laws or regulations applicable to our business;
●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes in financial or valuation projections or estimates about our financial or operational performance by securities research analysts;
●	changes in investor sentiment toward the stock of packaging companies;
●	change in investor sentiment towards the outlook of our customers;
●	announcements by third parties of significant claims or proceedings against us, our industry or both, or investigations by regulators into our business or those of our competitors;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	any significant change in our management;
●	adverse media reports, including high profile discussions on social-media platforms, about our company, our operational environment, our products, or our directors and officers;
●	public reaction to our press releases, other public announcements or filings with the SEC;
●	changes to our capital structure;
●	a default under the agreements governing our indebtedness;
●	release or expiry of transfer restrictions on our issued and outstanding Ordinary Shares; and
●	anticipated sales of additional shares.

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

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. Our involvement in securities litigation could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Ardagh Metal Packaging S.A.

Future sales of our Ordinary Shares, including by AGSA, the Subscribers and the GHV Sponsor could have an adverse impact on the price of our Ordinary Shares.

Future sales of our Ordinary Shares, or Warrants, including by the Subscribers, the GHV Sponsor and AGSA, or the perception that sales may be made by these shareholders could significantly reduce the market price of our Ordinary Shares. Further, even if none of these shareholders sell a large number of our Ordinary Shares into the market, their right to sell their Ordinary Shares as contemplated by the Registration Rights and Lock-Up Agreement and the Subscription Agreements may depress the price of our Ordinary Shares. Substantially all of our Ordinary Shares may be sold in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the price of our Ordinary Shares or putting significant downward pressure on their price. See “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions.”

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

Ardagh Metal Packaging S.A.

If we do not pay dividends on our Ordinary Shares, you may not receive any return on investment unless you sell your shares for a price greater than that which you are deemed to have paid for it.

Even though we issued dividends on our Ordinary Shares on a quarterly basis in 2024, the declaration, amount and payment of any future dividends will be determined by our Board. Our Board may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our shareholders and such other factors as the Board may deem relevant. In addition, no distributions may be made to the holders of our Ordinary Shares so long as the preferred dividend due to the holders of Preferred Shares has not been paid in accordance with our Articles or unless the Preferred Shares are redeemed. Each Preferred Share is entitled to an annual preferred dividend amounting to 9% of its nominal value of €4.44 per share. For more information on our policy regarding dividends, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

We currently qualify as a “foreign private issuer,” as defined under the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our Ordinary Shares, such that any such sales are not required to be disclosed as they would need to be disclosed if AMPSA was a public company organized within the United States. Accordingly, if such sales are eventually disclosed, the price of our Ordinary Shares may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies are, and are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material non-public information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it including, among other things, Council and European Parliament Regulation (EU) 2015/848 of May 20, 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to the Company in accordance with and subject to such European Union regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

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

Ardagh Metal Packaging S.A.

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

We have included in our Articles provisions that give the holder of 75% or more of the number of our outstanding Ordinary Shares (which would include AGSA for so long as it holds the requisite number of our Ordinary Shares) the right to acquire our outstanding Ordinary Shares held by all other holders at such time for a purchase price payable in cash that is equal to the fair market value of such Ordinary Shares, as determined by an independent investment banking firm of international reputation in accordance with the procedures contained in our Articles. These procedures include a dispute resolution provision permitting holders of at least 10% of the Ordinary Shares held by our minority shareholders at that time to dispute the purchase price proposed by the acquiring shareholder. It is uncertain whether our minority shareholders will be able to coordinate with each other in a manner that will enable them to take full advantage of these provisions. There can be no assurance that these provisions would result in a price as favorable to our minority shareholders as they would receive in a transaction subject to Delaware law and appraisal rights.

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

Ardagh Metal Packaging S.A.

an amendment to the Articles and (c) dissolving the Company. Pursuant to our Articles, for any special resolutions to be considered at an extraordinary general meeting the quorum is in excess of one-half (1∕2) of the share capital in issue present in person or by proxy unless otherwise mandatorily required by Luxembourg Law, where the Preferred Shares will not be taken into account for purposes of quorum and voting majority requirements, in the circumstances where the Preferred Shares do not have any voting rights. If such quorum is not met at a first extraordinary general meeting, a second meeting may be convened, and such second meeting shall validly deliberate regardless of the proportion of the capital represented. Any special resolution may be adopted at an extraordinary general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative votes of at least two-thirds (2∕3) of the votes validly cast on such resolution by shareholders entitled to vote.

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

Ardagh Metal Packaging S.A.

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

AMPSA was incorporated under the laws of Luxembourg on January 20, 2021 as a public limited liability company (société anonyme) having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465. As at December 31, 2024, we operated 23 production facilities globally, located in Europe (twelve), North America (eight) and Brazil (three). These comprise 18 facilities producing beverage cans, four facilities producing can ends and one facility producing both cans and ends. The history and development of our production facility footprint has been as follows:

●	In June 2016, Ardagh Group acquired the assets required to be divested by Ball Corporation and Rexam PLC to gain approval for the acquisition of Rexam PLC by Ball Corporation. The divested assets comprised 22 production facilities, located in Europe (twelve), North America (eight) and Brazil (two).
●	The twelve production facilities acquired by Ardagh Group in Europe comprised ten former Ball Corporation plants, as well as two former Rexam PLC production facilities. Ball Corporation had established and grown its presence in Europe, principally through the acquisition of Schmalbach-Lubeca in 2008, at the time the second largest manufacturer of beverage cans in Europe. Rexam PLC had established and grown its beverage can business in Europe through the acquisitions of PLM, AB, Swedish-listed beverage can and glass bottle manufacturer, acquired in 1999, and American National Can Corporation, acquired in 2000, as well as organic investments in new capacity. The eight production facilities acquired in North America represented part of the former Rexam PLC business. Finally, the two production facilities in Brazil were formerly owned by Latapack-Ball, a joint venture in which Ball Corporation had held an approximately 60% stake. In December 2015, Ball Corporation acquired full ownership of this joint venture, prior to divesting these two production facilities.
●	In 2018, the construction of a greenfield production facility in Manaus, Brazil was completed, which supplies can ends to our can production facilities in Jacarei, Brazil and Alagoinhas, Brazil.
●	In October 2020, Ardagh Group announced a $1.5 billion growth investment program to grow its metal packaging business. In February 2021, in response to the positive demand outlook we announced our decision to undertake additional investments increasing the total amount of the growth investment program to $1.8 billion for the period from 2021 to 2024.

Ardagh Metal Packaging S.A.

●	In December 2020, we acquired a large brownfield and building site in Huron, Ohio, which was converted into a new beverage can and ends plant. Ends production commenced in November 2021 and beverage can production began in July 2022.
●	In February 2021, the combination with GHV was announced, whereby we would be separately listed on the NYSE. This combination with GHV was completed in August 2021, and we began trading on the NYSE under the ticker “AMBP.” As at December 31, 2024, AGSA indirectly owns approximately 76% of our Ordinary Shares.
●	In November 2021, we announced the acquisition of Quebec-based Hart Print, a North America based innovator in digital printing services to the beverage market. We further expanded our digital printing capabilities through the acquisition of a majority stake in February 2023 in NOMOQ, a Switzerland based start-up.
●	In November 2023, after a thorough review and analysis of our production capabilities, we announced that we planned to close our manufacturing facility in Whitehouse, Ohio in the first quarter of 2024. This was completed in February 2024.

The SEC maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website https://ir.ardaghmetalpackaging.com. The contents of the website are not incorporated by reference into this Annual Report.

Our agent for service in the United States is: Ardagh Metal Packaging Corp., 8770 W. Bryn Mawr Avenue, Chicago, IL 60631 (Telephone: +1 (773) 399-3000).

B. Business Overview

We are one of the leading suppliers of consumer metal beverage cans in the world and believe that we hold the #2 or #3 market positions in Europe, the United States and Brazil. The global beverage can industry is a large, consumer-driven industry with attractive growth characteristics. Our end-use categories include beer, carbonated soft drinks, energy drinks, sparkling waters, hard seltzers, juices, pre-mixed cocktails, teas and wine. Our customers include a wide variety of leading beverage products, which value our packaging products for their convenience, quality and sustainability, as well as the end-user appeal they offer through design, innovation and brand promotion. With our significant invested capital base, supported by consistent levels of re-investment, our extensive technical capabilities and manufacturing know-how, we believe we are well-positioned to continue to meet the dynamic needs of our global customers.

The global metal packaging industry is worth more than $140 billion, with the metal can packaging market representing nearly 60%, according to an October 2024 report from Smithers Pira, a leading independent market research firm with extensive specialized experience in the packaging, paper and print industries. We compete in the beverage can sector of the consumer and metal packaging industry. Because the consumer metal packaging industry primarily supplies packaging for food, drinks and other basic needs, it is considered to be a relatively stable market sector that is less sensitive to economic cycles than many other industries.

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

Ardagh Metal Packaging S.A.

As at December 31, 2024, we operated 23 production facilities in nine countries and employed approximately 6,300 personnel. Our production facilities are generally located to serve our customers’ filling locations. Certain production facilities may also be dedicated to specific end-use categories, enhancing product-specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long-lived production facilities, which, together with our skilled workforce and related manufacturing process know-how, supports our competitive positions.

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

Sustainability

Sustainability is a core part of our business, and our sustainability strategy is built upon three pillars – Emissions, Ecology and Social, focusing on reducing our GHG emissions and ecological impact, while supporting our people and the communities where we do business. Our focus on sustainability has been recognized by various external organizations. In 2024, Ardagh Group was awarded a gold rating from EcoVadis and the Group also received management ratings of B for water management and B for climate change from CDP (formerly the Carbon Disclosure Project).

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

We also take a holistic approach across our operations and supply chains working in close collaboration with our industry associations to increase recycled content and reduce emissions from our materials and operations. Recycling rates for aluminum beverage cans are relatively high in the geographies in which we operate, estimated at 43% in the United States, 76% in Europe and an average of 99% in Brazil from 2020 to 2023. The use of recycled aluminum reduces energy consumption by over 90% compared with the alternative of producing aluminum cans from its virgin source. In addition, we have identified several strategic activities to support emissions reductions, including using less material, lightweighting the aluminum we use in our products without sacrificing quality and optimizing logistics to reduce fuel usage.

Ecology

The Ecology pillar of our sustainability strategy is focused on reducing water consumption and waste to minimize our impact on the environment. Water is used in many steps of our manufacturing processes, including forming, washing, rinsing and cooling of beverage cans. We recognize that water scarcity affects an increasing number of regions worldwide as well as the strategic significance of water as a finite and essential resource, and have set targets to reduce water usage across our global operations. We also recognize the negative impact that waste being sent to landfills is having on our environment and strive to reduce the amount of waste that we generate and prevent such waste from going into landfills either through reuse or recycling. When this is not possible, we apply controls and treatment technologies to help prevent human health effects and minimize the environmental impacts of disposal.

Ardagh Metal Packaging S.A.

Social

The Social pillar of our sustainability strategy embodies our commitment to build a safe, diverse, equal and inclusive workforce focused on customer satisfaction and improving the communities we do business in. We believe in fostering environments where diverse ideas help us solve our most pressing challenges and that our unique backgrounds and perspectives drive innovation. We aim to ensure a safe and healthy workplace for all our employees by embedding a culture of safety awareness. Broad principles are supported by detailed policies and procedures to minimize accidents and injuries through continuous training and education. We are committed to promoting a culture of integrity and respect in the workplace, and continue to believe a fair, open and inclusive work environment can enhance both the performance of the Group and the well-being and experience of our employees.

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

Our loss for the year ended December 31, 2024, was $3 million. Adjusted EBITDA and net cash from operating activities for the year ended December 31, 2024, were $672 million and $450 million, respectively.

Ardagh Metal Packaging S.A.

The following chart illustrates the breakdown of our revenue by destination for the year ended December 31, 2024:

Total revenue of our two operating and reportable segments, Europe and Americas, for the year ended December 31, 2024 was $2,161 million and $2,747 million, respectively.

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

Our Competitive Strengths

●	Leader in Metal Beverage Packaging. We believe we are one of the leading suppliers of metal beverage packaging solutions, capable of supplying multi-national, national and regional beverage producers in our target markets. We believe that we are the #2 supplier of metal beverage cans by value in Europe and the #3 supplier of metal beverage cans by value in North America and Brazil. We believe our leading positions are underpinned by the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service.
●	Long-term relationships with diverse blue-chip customer base. We supply some of the world’s best-known beverage brands with sustainable, innovative packaging solutions and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational, national and regional beverage companies. Some of our major customers include AB InBev, Britvic (recently acquired by Carlsberg), Cidade Imperial, Coca-Cola, Heineken, Mark Anthony Brands, Monster

Ardagh Metal Packaging S.A.

Beverage, National Beverage Company, PepsiCo and Grupo Petrópolis, among others. In recent years, particularly in North America, we have significantly diversified our customer base by growing our business with customers in faster-growing end-use categories, including ready-to-drink cocktails, sparkling waters, energy drinks and other beverages, and by adding new customers.
●	Focus on stable economies and generally growing product demand. For the year ended December 31, 2024, we derived 90% of our revenues from Europe and North America, which are mature economies characterized by generally predictable consumer spending and relatively low cyclicality, with the balance largely derived from the Brazilian beverage market. Our revenues are entirely generated from beverage end-use categories, including beer, carbonated soft drinks, energy drinks, sparkling waters, hard seltzers, juices, teas and other alcoholic and non-alcoholic beverages, demand for which is generally less impacted by economic cycles. In Europe, North America and Brazil, demand growth in the metal beverage can in recent years has principally been driven by new beverage product innovations, increased awareness by consumers of sustainability and structural pack mix shifts by our customers. For our customers, beverage cans are more efficient to fill and easier to transport and store than other substrates. We believe that these advantages, together with beverage cans’ high level of recyclability, combine to provide our customers with an attractive overall total cost of ownership.
●	Highly contracted revenue base. Over 80% of our revenue for the year ended December 31, 2024 is backed by multi-year supply agreements ranging from two to seven years in duration, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs, including aluminum. Specifically, such arrangements include (i) multi-year contracts that include input cost pass through and/or margin maintenance provisions and (ii) one-year contracts that allow us to negotiate pricing levels for our products on an annual basis as we determine our input costs for the relevant year.
●	Well-invested asset base with significant scale and operational excellence. As at December 31, 2024, we operated 23 strategically-located production facilities in nine countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. We pursue continuous improvement in our facilities and promote a culture of consistently pursuing excellence through standardizing and sharing best practices across our network of plants. We believe the total value proposition we offer our customers, in the form of geographic reach, customer service, product quality, reliability, design and innovation will enable us to continue to drive growth and profitability.
●	Significant and growing specialty can capacity. We have a significant presence in the specialty can segment, which we define as all cans other than 12-ounce 211 diameter cans in the Americas, and all cans other than 330ml and 500ml 211 diameter cans in Europe. Specialty cans include slim cans, sleek cans and cans of a standard diameter but special height. The specialty can segment has grown at a faster rate than the standard can segment in recent years and typically offers more attractive margins. In 2024, specialty cans represented 49% of our total can shipments, with strong representation in both the Europe and Americas segments.
●	Infinitely recyclable metal in products respond to growing sustainability awareness. The metal in our beverage cans is infinitely recyclable. We estimate recycling rates for aluminum beverage cans to be at 76% in Europe, 43% in the United States and an average of 99% in Brazil from 2020 to 2023. We believe that an increasing awareness of the benefits of sustainable packaging in many of our markets will favor pack mix shifts to metal beverage cans in the future. We also believe that legislative and other measures designed to increase recycling rates will favor our substrates in the future.
●	Technical leadership and innovation. We have advanced technical and manufacturing capabilities in metal beverage packaging, including research and development and engineering centers in the United States and Europe, principally based in Elk Grove, Illinois, and Bonn, Germany. Our capabilities have enabled us to develop

Ardagh Metal Packaging S.A.

product and process innovations to meet the dynamic needs of our customers. We have significant expertise in the production of value-added metal beverage cans with features such as high-quality graphic designs, colored tabs and tactile finishes. Our investments in digital print in Hart Print and NOMOQ enhance our design capabilities further. We produce metal beverage cans in a range of sizes and have been a leader in the introduction of lighter aluminum cans.
●	Proven track record of generating attractive returns through organic expansion, strategic investment and continuous improvement. Since its acquisition by Ardagh Group in 2016, the metal beverage business has grown through a combination of organic expansion, strategic investment and continuous improvement. We have increased our exposure to faster growing categories of the beverage market, as well as diversifying our customer base, notably in North America, thereby improving our business mix. Ardagh Group has also made strategic investments, including the construction of our ends production facility in Manaus, Brazil, in 2018 which allowed us to become self-sufficient for ends supply in that market, as well as converting our production facilities in Rugby, United Kingdom and Weissenthurm, Germany, from steel to aluminum beverage cans. In addition, we have focused on continuous improvement across our business to optimize costs and drive efficiencies. We expect our principal focus to be on growth through organic expansion and strategic development with new and existing customers. We believe that we can maintain and grow attractive margins through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.
●	Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team with extensive experience in the metal beverage packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation. Paul Coulson, one of our directors, has a significant indirect ownership in us, as he controls the ultimate parent company of AMPSA. We believe this ownership promotes efficient capital allocation decisions and results in strong shareholder alignment and commitment to further shareholder value creation.

Our Business Strategy

Our principal objective remains to increase shareholder value by achieving growth in Adjusted EBITDA and cash generation. We aim to achieve this objective through organically growing our business, but will also continue to evaluate other acquisitions and strategic opportunities to enhance shareholder value. We pursue these objectives through the following strategies:

●	Grow Adjusted EBITDA and cash flow. We seek to leverage our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service to grow revenue with new and existing customers, improve our productivity, and reduce and recover our costs. To increase Adjusted EBITDA, we will continue to exploit opportunities to improve network efficiency and utilization and take a disciplined approach to new growth investment. To increase cash generation, we actively manage our working capital and capital expenditures. Our $1.8 billion growth investment plan across the period 2021-2024 is near completion and is expected to contribute to revenue growth, Adjusted EBITDA and cash flow generation.
●	Continue to enhance product mix and profitability. We have enhanced our product mix over the years by replacing lower margin business with higher margin business and by pursuing growth opportunities in new and emerging end-use categories of the beverage market. We will continue to develop long-term partnerships with existing and new customers, including new and emerging growth customers, and selectively pursue such opportunities that will grow our business and improve our overall profitability. We have invested in significantly growing our specialty can mix with those investments supported by long-term customer contracts and commitments.

Ardagh Metal Packaging S.A.

●	Emphasize operational excellence and optimize manufacturing base. In managing our businesses, we seek to improve our efficiency, control our costs and preserve and expand our margins. We aim to consistently reduce total costs through implementing operational efficiencies and promoting continuous improvement. We will continue to take actions to enhance efficiency through continuous improvement, best practice sharing and investment, enabling us to serve our existing and new customers’ exacting requirements for sustainable packaging.
●	Enhance our environmental and social sustainability impact. We will continue to improve the sustainability profile of our business. During 2022, we received approval of our near-term Science-Based Sustainability Targets through the SBTi, whereby we set specific goals to reduce our Scope 1, 2 and 3 emissions by 2030 in line with the Paris Agreement, under which select governments pledged to hold the increase in the global average temperature to well below 2°C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels. See “—Sustainability” for further details on our sustainability strategy and SBTi targets. We seek to ensure that we meet the evolving requirements of end consumers and our customers, while creating a safe and inclusive environment for our employees, contributing positively to the communities in which we operate, improving our efficiency, controlling our costs and preserving and expanding our margins while at the same time growing our revenue, Adjusted EBITDA and free cash flow generation.
●	Evaluate and pursue strategic opportunities. We are a leading player in the beverage can sector in Europe, North America and Brazil, and those markets remain our principal near and medium-term focus. We may also evaluate and pursue other strategic opportunities, to grow with existing or new customers, including in new markets that offer attractive risk-adjusted returns, in line with our stringent investment criteria and focus on enhancing shareholder value.

Manufacturing and Production

As of December 31, 2024, we operated 23 production facilities in nine countries and had approximately 6,300 employees. Our production facilities are currently located in seven European countries, as well as in the United States and Brazil.

The following table summarizes our principal production facilities as of December 31, 2024.

Number of
Production
Location	Facilities*
United States	8
Germany	4
Brazil	3
United Kingdom	3
Other European countries(1)	5
23

* Excluding digital print locations.

(1)	One facility in each of Austria, France, the Netherlands, Poland and Spain.

Industry Overview

We operate in the beverage can segment of the consumer metal packaging industry.

The beverage can sector has grown across the last four years in each of Europe, North America and Brazil. In each of these markets demand for metal beverage cans has accelerated in recent years, principally driven by new beverage

Ardagh Metal Packaging S.A.

product innovations, increased awareness by consumers of sustainability and pack mix shifts. In addition, the convenience of filling, transporting and stocking beverage cans, compared with alternative substrates are believed to be contributing to this growth. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration.

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

Customers

We operate production facilities in Europe, the United States and Brazil, and we sell metal beverage cans to multinational, regional and national customers in these regions. We supply leading manufacturers in each of the markets we serve, including AB InBev, Britvic, Cidade Imperial, Coca-Cola, Diageo, Heineken, Mark Anthony Brands, Molson Coors, Monster Beverage, National Beverage Company, PepsiCo, and Grupo Petrópolis among others.

Our top ten customers represented approximately 57% of our revenue in 2024. Over 80% of our revenue is backed by multi-year supply agreements, ranging from two to seven years in duration. These contracts generally provide for the pass through of metal price fluctuations as well as a mechanism for the recovery of non-metal input cost inflation, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi-year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi-year supply agreements with our customers. In other cases, sales are made under commercial supply agreements, typically of one-year’s duration, with prices based on expected purchase volumes.

Competitors

Our principal competitors in metal beverage packaging include Ball Corporation, Crown Holdings, and CANPACK.

Raw Materials and Suppliers

The principal raw materials used in our business are aluminum, coatings and lining compounds. Our major aluminum suppliers include Novelis, Speira, Tri-Arrows, Constellium and Kaiser Aluminum.

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

Ardagh Metal Packaging S.A.

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

Innovation, Research and Development

The majority of our innovation, development and engineering activities are primarily concentrated at our regional technical center in Elk Grove, Illinois, and at our research facility in Bonn, Germany. These centers focus on identifying and serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal content reduction, and meeting new and anticipated legislative requirements, as well as providing technology, engineering and support services to our production facilities and customers.

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

Ardagh Metal Packaging S.A.

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

Deposit Return Systems

In North America, sales of beverage cans are affected by governmental regulation of packaging, including deposit return laws. At December 31, 2024, there were ten U.S. states with container deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container or product. In Canada, deposit laws cover some form of beverage container in all 10 provinces and three territories except the territory of Nunavut, which does not have a deposit program. The range for deposits is between 5 and 40 cents (Canadian Dollar), depending on size of container and type of beverage. In addition, many beverages and containers, particularly new product innovations and unique alcohol beverage products, are not clearly defined in U.S. and Canadian deposit laws, and local agencies provide final decisions on the application of deposit laws.

A wider roll out of packaging deposit return systems in Europe, driven by the EU’s Packaging and Packaging Waste Regulation Directive, could lead to cost increases for collection and recycling of beverage cans, as well as temporary demand disruption, and therefore potentially have impacts on the packaging material mix at retailers.

Ardagh Metal Packaging S.A.

C.Organizational structure

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2024.

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda.	Brazil
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SLU	Spain
Ardagh Metal Packaging Spain SLU	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States

D.Property, plant and equipment

See “Item 4.—Information on the Company—B. Business Overview—Manufacturing and Production.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Metal Packaging S.A. for the years ended December 31, 2024, 2023 and 2022 including the related notes thereto, included elsewhere in this Annual Report. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

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

Business Drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends, end-consumer demand for our products and production capacity of our production facilities; (ii) prices of energy and raw materials used

Ardagh Metal Packaging S.A.

in our business, primarily aluminum and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarters in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, including cost of sales, and sales, marketing and administrative expenses. The elements of our cost of sales include (i) variable costs, such as energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. A summary of material accounting policies is contained in note 3 to our audited consolidated financial statements for the three years ended December 31, 2024. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter the Group’s results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

Measurement of employee benefit obligations

We follow the requirements of IAS 19 ‘Employee Benefits’ to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long-term employee benefits and other end of service employee benefits, which are subject to similar fluctuations in value in the long-term. We, with the assistance

Ardagh Metal Packaging S.A.

of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

The principal pension assumptions used in the preparation of the audited consolidated financial statements take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

The ranges of the principal assumptions applied in estimating defined benefit obligations for the Group's main schemes were:

	Germany		UK		U.S.
	2024	2023	2024	2023	2024	2023
	%	%	%	%	%	%
Rate of inflation	2.00	2.00	3.00	2.95	2.20	2.20
Rate of increase in salaries	3.00	3.20	2.60	2.50	3.00	3.00
Discount rate	3.57	3.45	5.55	4.80	5.87	5.37

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2024	2023	2024	2023	2024	2023
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	23	22	21	22	21	21
Life expectancy, future pensioners	25	25	23	23	23	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would increase by an estimated $22 million (2023: $24 million). If the discount rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would decrease by an estimated $19 million (2023: $21 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $9 million (2023: $11 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $10 million (2023: $12 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $10 million (2023: $11 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $11 million (2023: $12 million).

The impact of increasing the life expectancy by one year would result in an increase in the net defined benefit obligation of the Group of $6 million at December 31, 2024 (2023: $7 million), holding all other assumptions constant.

Ardagh Metal Packaging S.A.

Exceptional items

Our consolidated income statement, consolidated statement of cash flows and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. We use our judgment in assessing the specific items, which by virtue of their scale and nature, are disclosed in our consolidated income statement, and related notes, as exceptional items. Our management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the reporting date are classified as exceptional items payable.

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

Recently adopted accounting standards and changes in accounting policies

The Group adopted the new disclosure requirements introduced by Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements, effective for the annual reporting period beginning on or after January 1, 2024. Please refer to notes 19 and 23 to the audited consolidated financial statements included in this Annual Report for further details.

The Group also updated note 4 to the audited consolidated financial statements included in this Annual Report to address the recently issued IFRIC Interpretations Committee Agenda Decision – Disclosures of Revenues and Expenses for Reportable Segments (IFRS 8 Operating Segments).

The impact of other new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2024 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, including the recently issued IFRS 18 “Presentation and Disclosure in Financial Statements” and Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements is on-going.

Ardagh Metal Packaging S.A.

A.Operating results

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

	Year ended
	December 31,
	2024	2023

	(in $ millions)
Revenue	4,908	4,812
Cost of sales	(4,278)	(4,338)
Gross profit	630	474
Sales, general and administration expenses	(288)	(255)
Intangible amortization	(140)	(143)
Operating profit	202	76
Net finance expense	(192)	(147)
Profit/(loss) before tax	10	(71)
Income tax (charge)/credit	(13)	21
Loss for the year	(3)	(50)

Revenue

Revenue in the year ended December 31, 2024, increased by $96 million, or 2%, to $4,908 million, compared with $4,812 million in the year ended December 31, 2023. The increase, excluding favorable foreign currency translation effects of $40 million, principally reflects favorable volume/mix effects, partly offset by the pass through of lower input costs to customers.

Cost of sales

Cost of sales in the year ended December 31, 2024, decreased by $60 million, or 1%, to $4,278 million, compared with $4,338 million in the year ended December 31, 2023. The decrease in cost of sales is principally due to lower exceptional cost of sales, partly offset by the impact of higher sales as outlined above. Exceptional cost of sales decreased by $76 million due to lower restructuring costs, asset impairments and start-up related costs in the current year. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Gross profit

Gross profit in the year ended December 31, 2024, increased by $156 million, or 33%, to $630 million, compared with $474 million in the year ended December 31, 2023. Gross profit percentage in the year ended December 31, 2024, increased by 290 basis points to 12.8%, compared with 9.9% in the year ended December 31, 2023. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2024, increased by 140 basis points to 13.2%, compared with 11.8% in the year ended December 31, 2023, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2024, increased by $33 million, or 13%, to $288 million, compared with $255 million in the year ended December 31, 2023. The increase in sales, general and administration expenses was primarily due to higher employee variable remuneration in the current year. Excluding exceptional items, sales, general and administration expenses increased by $42 million, or 17%. Exceptional sales, general and administration expenses decreased by $9 million, due to lower transaction-related and other costs in the current year.

Ardagh Metal Packaging S.A.

Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Intangible amortization

Intangible amortization in the year ended December 31, 2024, decreased by $3 million or 2%, to $140 million, compared with $143 million in the year ended December 31, 2023, primarily due to a decrease in the amortization of customer-related intangible assets.

Operating profit

Operating profit in the year ended December 31, 2024, increased by $126 million, to $202 million compared with $76 million in the year ended December 31, 2023. The increase is primarily due to higher gross profit as outlined above, partly offset by higher sales, general and administration expenses.

Net finance expense

Net finance expense in the year ended December 31, 2024, was $192 million, compared with $147 million in the year ended December 31, 2023, an increase of $45 million. Net finance expense for the years ended December 31, 2024 and 2023 comprised the following:

	Year ended
	December 31,
	2024	2023

	(in $ millions)
Senior Facilities interest expense	140	132
Net pension interest cost	5	5
Lease interest cost	25	24
Foreign currency translation losses	—	6
(Gains)/losses on derivative financial instruments	(5)	2
Other net finance expense	40	36
Net finance expense before exceptional items	205	205
Exceptional finance income	(13)	(58)
Net finance expense	192	147

Interest on Senior facilities increased by $8 million, or 6%, in the year ended December 31, 2024, compared with the year ended December 31, 2023. The increase primarily relates to interest and fees on the Senior Secured Term Loan.

Lease interest cost in the year ended December 31, 2024 increased by $1 million to $25 million, compared with $24 million in the year ended December 31, 2023, driven by an increase in lease obligations during the year and related interest thereon.

Foreign currency translation losses in the year ended December 31, 2024 decreased by $6 million to $nil, compared with $6 million in the year ended December 31, 2023, driven by foreign exchange rate fluctuations during the year, primarily related to the U.S. dollar.

Gains on derivative financial instruments in the year ended December 31, 2024 amounted to $5 million, compared with $2 million losses in the year ended December 31, 2023. The gains are related to the Group’s cross currency interest rate swaps (“CCIRS”) and virtual power purchase agreement (“vPPA”), which was entered into during July 2024.

Ardagh Metal Packaging S.A.

$13 million net exceptional finance income for the year ended December 31, 2024 primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants. Exceptional net finance income for the year ended December 31, 2023, of $58 million primarily comprised of a gain on the Earnout Shares, Private and Public Warrants.

Income tax (charge)/credit

Income tax charge in the year ended December 31, 2024 was $13 million, compared with a tax credit of $21 million in the year ended December 31, 2023.

The increase in the income tax charge is primarily attributable to an increase in the profit before tax of $81 million (tax effect of $20 million at the standard rate of Luxembourg corporation tax), a decrease of $23 million in prior year adjustments credits, primarily relating to tax credits arising from a favorable Superior Court of Justice ruling in Brazil in the year ended December 31, 2023, an increase of $4 million in tax charge relating to non-deductible and other tax items, and an increase of $3 million in income taxed at rates other than the standard rate of Luxembourg corporation tax. These increases were partially offset by a decrease of $11 million in tax losses for which no deferred tax was recognized and a decrease of $1 million in tax charge on income subject to state and other local income taxes.

The effective income tax rate on profit before exceptional items for the year ended December 31, 2024 was 28%, compared with a tax rate of 30% for the year ended December, 31 2023.  The decrease in effective tax rate is primarily attributable to changes in profitability mix in the year ended December 31, 2024.

Loss for the year

As a result of the items described above, the loss for the year ended December 31, 2024, decreased by $47 million to $3 million, compared with a $50 million loss in the year ended December 31, 2023.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

Net finance (expense)/income

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

Ardagh Metal Packaging S.A.

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

Supplemental Management’s Discussion and Analysis

Key Operating Measures

Adjusted EBITDA consists of (loss)/profit for the year before income tax charge/(credit), net finance expense/(income), depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to (loss)/profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the (loss)/profit for the year to Adjusted EBITDA see below:

	Year ended
	December 31,
	2024	2023	2022

	(in $ millions)
(Loss)/profit for the year	(3)	(50)	237
Income tax charge/(credit)	13	(21)	19
Net finance expense/(income)	192	147	(80)
Depreciation and amortization	449	418	359
EBITDA	651	494	535
Exceptional operating items	21	106	90
Adjusted EBITDA	672	600	625

Adjusted EBITDA in the year ended December 31, 2024, increased by $72 million, or 12%, to $672 million, compared with $600 million in the year ended December 31, 2023.

Adjusted EBITDA in the year ended December 31, 2023, decreased by $25 million, or 4%, to $600 million, compared with $625 million in the year ended December 31, 2022.

Ardagh Metal Packaging S.A.

Exceptional Items

The following table provides detail on exceptional items included in cost of sales, sales, general and administration expenses, finance (income)/expense and income tax credits:

	Year ended December 31,
	2024	2023	2022
	$'m	$'m	$'m
Start-up related and other costs	24	36	67
Impairment (reversal)/charge - property, plant and equipment	(4)	18	—
Restructuring (credit)/charge	(4)	38	—
Exceptional items - cost of sales	16	92	67
Transaction-related and other costs	5	14	23
Exceptional items - SG&A expenses	5	14	23
Exceptional finance income	(13)	(58)	(218)
Exceptional items - finance income	(13)	(58)	(218)
Exceptional income tax charge/(credit)	8	(14)	(17)
Total exceptional items, net of tax	16	34	(145)

Exceptional items are those that in our management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2024

A net charge of $16 million has been recognized as exceptional items for the year ended December 31, 2024, primarily comprising:

●	$24 million start-up related and other costs in the Americas ($15 million) and in Europe ($9 million), primarily relating to the Group’s investment programs.
●	A $4 million credit relating to property, plant and equipment in Whitehouse, Ohio, which was disposed of or re-distributed for use elsewhere in the Americas operating network during the year resulting in a part-reversal of the impairment charge previously recognized in respect of the plant closure completed in February 2024.
●	A $4 million credit primarily relating to restructuring costs provided for in the prior year for the closure of the Whitehouse facility has also been recognized, in respect of costs no longer expected to be incurred.
●	$5 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$13 million exceptional finance income primarily relates to a gain on movements in the fair market values of the Earnout Shares, Private and Public Warrants.
●	Tax charges of $8 million have been incurred relating to the above exceptional items.

2023

A net charge of $34 million has been recognized as exceptional items for the year ended December 31, 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.

Ardagh Metal Packaging S.A.

●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $14 million have been incurred relating to the above exceptional items.

2022

A net credit of $145 million has been recognized as exceptional items for the year ended December 31, 2022, primarily comprising:

●	$67 million start-up related and other costs in the Americas ($40 million) and in Europe ($27 million), primarily relating to the Group’s investment programs.
●	$23 million transaction-related and other costs, primarily comprised of $14 million of professional advisory fees and other costs in relation to transformation initiatives, and $9 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$218 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $242 million on the Earnout Shares, Public and Private Warrants, partly offset by a foreign currency loss of $22 million thereon.
●	Tax credits of $17 million have been incurred relating to the above exceptional items.

Segment Information

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

	Year ended
	December 31,
	2024	2023

	(in $ millions)
Revenue
Europe	2,161	2,030
Americas	2,747	2,782
Total Revenue	4,908	4,812
Adjusted EBITDA
Europe	257	211
Americas	415	389
Total Adjusted EBITDA	672	600

Ardagh Metal Packaging S.A.

Revenue

Europe. Revenue increased by $131 million, or 6%, to $2,161 million for the year ended December 31, 2024, compared with $2,030 million in the year ended December 31, 2023. The increase in revenue, excluding favorable foreign currency translation effects of $40 million, was principally due to favorable volume/mix effects.

Americas. Revenue decreased by $35 million, or 1%, to $2,747 million for the year ended December 31, 2024, compared with $2,782 million in the year ended December 31, 2023. The decrease in revenue was primarily driven by the pass through of lower input costs to customers, partly offset by favorable volume/mix effects.

See “—Business Drivers.”

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $46 million, or 22%, to $257 million for the year ended December 31, 2024, compared with $211 million in the year ended December 31, 2023. The increase in Adjusted EBITDA was principally due to favorable volume/mix effects and higher input cost recovery, partly offset by higher operating costs.

Americas. Adjusted EBITDA increased by $26 million, or 7%, to $415 million for the year ended December 31, 2024, compared with $389 million in the year ended December 31, 2023. The increase was primarily driven by lower operating costs and favorable volume/mix effects.

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

Ardagh Metal Packaging S.A.

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

B.Liquidity and Capital Resources

Cash Requirements Related to Operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under our Global Asset Based Loan Facility. These and other sources of external financing are described further in the following table. Our principal indentures are also filed as exhibits to this Annual Report.

On October 7, 2024, AMPSA entered into a new credit facility with Banco Bradesco S.A. in Brazil (the “Bradesco Facility”) for BRL500 million (approximately $90 million at the exchange rate applicable on that date). Until September 30, 2025, the Bradesco Facility can be drawn for a period of three years and when drawn, partial security would be provided over the equity interests of certain AMPSA subsidiaries.

On September 24, 2024, Ardagh Metal Packaging S.A. and certain of its subsidiaries entered into an agreement for a new €269 million ($300 million equivalent) senior secured term loan facility (the “Senior Secured Term Loan”) with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P. (collectively “Apollo”). The Senior Secured Term Loan matures in September 2029 and is secured on a pari passu basis alongside the Senior Secured Green Notes maturing in 2027 and 2028.

Our sales and cash flows are subject to seasonal fluctuations. Demand for our metal beverage products is typically, based on historical trends, strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage packaging typically peaks in the first and fourth quarters. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities, as necessary.

Ardagh Metal Packaging S.A.

The following table outlines our principal financing arrangements at December 31, 2024:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		Liquidity
		Local			Local
		currency			currency
		m			m	$'m	$'m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	468	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	519	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	280	—
Global Asset Based Loan Facility	USD	272	06-Aug-26	Revolving	—	—	272
Bradesco Facility	BRL	500	30-Sep-28	Bullet	—	—	81
Lease obligations	Various	—	Various	Amortizing	—	374	—
Other borrowings	Various	—	Rolling	Amortizing	—	42	—
Total borrowings						3,933	353
Deferred debt issue costs						(31)	—
Net borrowings						3,902	353
Cash, cash equivalents and restricted cash						(610)	610
Derivative financial instruments used to hedge foreign currency and interest rate risk						13	—
Net debt /available liquidity						3,305	963

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

The decrease of $34 million in lease obligations from $408 million at December 31, 2023 to $374 million at December 31, 2024, primarily reflects $97 million of principal repayments, $6 million of foreign currency movements and $3 million of disposals of lease assets, partly offset by $72 million of new lease liabilities (including a lease liability payable to the Ardagh Group of $3 million) during the year ended December 31, 2024.

At December 31, 2024, we had $272 million available under the Global Asset Based Loan Facility.

Ardagh Metal Packaging S.A.

The following table outlines the minimum repayments we are obliged to make in the twelve months ending December 31, 2025, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2025
		(in millions)			(in $ millions)
Lease obligations	Various	—	Various	Amortizing	90
Other borrowings	Various	—	Rolling	Amortizing	15
					105

For the year ended December 31, 2024, we reported operating profit of $202 million, cash generated from operations of $659 million and generated Adjusted EBITDA of $672 million.

We generate substantial cash flow from our operations and had $610 million in cash, cash equivalents and restricted cash at December 31, 2024, as well as available but undrawn liquidity of $353 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividends for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

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

Off Balance Sheet Arrangements

Receivables Factoring and Related Programs

We participate in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to us or transfer substantially all the risk and rewards to the financial institutions. Receivables of $620 million were sold under these programs at December 31, 2024 (December 31, 2023: $643 million).

Trade Payables Processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations.

Included within trade and other payables at December 31, 2024 is an amount of $111 million where suppliers have received payments from the processors. These payments are considered non-cash transactions for the Group and there were no significant changes in the carrying amount of trade payables subject to trade payables processing.

Ardagh Metal Packaging S.A.

Contractual Obligations and Commitments

The following table outlines our principal contractual obligations at December 31, 2024:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years

		(in $ millions)
Long term debt—capital repayment	3,517	—	600	2,917	—
Long term debt—interest *	560	143	266	151	—
Lease obligations and other borrowings	490	127	183	113	67
Purchase obligations	1,250	1,250	—	—	—
Derivatives	53	32	20	1	—
Contracted capital commitments	93	93	—	—	—
Total	5,963	1,645	1,069	3,182	67

* Long term debt interest is calculated based on the contractual interest rates for the Senior facilities.

Ardagh Metal Packaging S.A.

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the three years ended December 31, 2024 set forth below:

	Year ended December 31,
	2024	2023	2022

	(in $ millions)
Operating profit	202	76	176
Depreciation and amortization	449	418	359
Exceptional operating items	21	106	90
Movement in working capital(1)	40	270	(202)
Exceptional costs paid, including restructuring	(53)	(56)	(101)
Cash generated from operations	659	814	322
Net interest paid	(189)	(174)	(123)
Settlement of foreign currency derivative financial instruments	8	(10)	41
Income tax paid	(28)	(14)	(35)
Net cash from operating activities	450	616	205

Capital expenditure(2)	(179)	(378)	(595)
Net cash used in investing activities	(179)	(378)	(595)

Proceeds from borrowings	517	79	709
Repayment of borrowings	(229)	(83)	(110)
Lease payments	(97)	(78)	(59)
Dividends paid	(264)	(263)	(251)
Deferred debt issue costs paid	(8)	(3)	(11)
Proceeds from ordinary share issuance, net of costs	—	—	(1)
Proceeds from preferred share issuance, net of costs	—	—	257
Treasury shares purchased	—	—	(35)
Net (outflow)/inflow from financing activities	(81)	(348)	499

Net increase/(decrease) in cash, cash equivalents and restricted cash	190	(110)	109
Exchange loss on cash, cash equivalents and restricted cash	(23)	(2)	(17)
Net increase/(decrease) in cash, cash equivalents and restricted cash after exchange losses	167	(112)	92
(1)	Working capital is made up of inventories, trade and other receivables, contract assets, trade and other payables contract liabilities and current provisions. Other companies may calculate working capital in a manner different than ours.
(2)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Net cash from operating activities

Net cash from operating activities decreased by $166 million from $616 million in the year ended December 31, 2023, to $450 million in the year ended December 31, 2024. The decrease was mainly due to a decrease in working capital inflows of $230 million, a decrease in exceptional operating items of $85 million, partly offset by a $126 million increase in operating profit, an increase in depreciation and amortization of $31 million and a decrease in exceptional costs paid, including restructuring of $3 million. Net cash from operating activities was further impacted by net interest paid of $189 million, income tax paid of $28 million and inflows from settlement gains of foreign currency derivative financial instruments of $8 million.

Ardagh Metal Packaging S.A.

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

Net cash used in investing activities

Net cash used in investing activities decreased by $199 million to $179 million in the year ended December 31, 2024, compared with the same period in 2023 mainly driven by reduced spend on the Group’s growth investment program as it nears completion. Capital expenditure for the year ended December 31, 2024 includes $68 million on our growth investment projects.

Net cash used in investing activities decreased by $217 million to $378 million in the year ended December 31, 2023, compared with the same period in 2022 mainly driven by reduced spend on the Group’s growth investment program. Capital expenditure for the year ended December 31, 2023 includes $266 million on our growth investment projects.

Net (outflow)/inflow from financing activities

For the year ended December 31, 2024, net cash from financing activities represented an outflow of $81 million compared with an outflow $348 million in the same period in 2023.

2024

Proceeds from borrowings of $517 million primarily reflects the drawdown of the Group’s Senior Secured Term Loan and Global Asset Based Loan Facility during the year ended December 31, 2024.

Repayment of borrowings of $229 million primarily reflects the repayment of the Group’s Global Asset Based Loan Facility and other borrowings during the year ended December 31, 2024.

Lease payments of $97 million, for the year ended December 31, 2024, increased by $19 million compared to $78 million in the prior year, primarily reflecting increased principal repayments on the Group’s lease obligations.

For the year ended December 31, 2024, we paid dividends to shareholders of $264 million. On February 20, 2024, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2024. On April 23, 2024, the Board approved an interim dividend cash $0.10 per Ordinary Share. The interim dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on June 26, 2024. On July 23, 2024, the Board approved an interim dividend cash $0.10 per Ordinary Share. The interim dividend of $60 million was paid on September 26, 2024 to shareholders of record on September 12, 2024. On July 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on September 26, 2024. On October 22, 2024, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on December 19, 2024 to shareholders of record on December 5, 2024. On October 22, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on December 19, 2024.

Ardagh Metal Packaging S.A.

2023

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

On February 21, 2023, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on March 28, 2023 to shareholders of record on March 14, 2023. On February 21, 2023, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on March 28, 2023. On April 25, 2023, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $59 million was paid on June 28, 2023 to shareholders of record on June 14, 2023. On April 25, 2023, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on June 28, 2023. On July 25, 2023, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on September 28, 2023 to shareholders of record on September 14, 2023. On July 25, 2023, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on September 28, 2023. On October 24, 2023, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on December 20, 2023 to shareholders of record on December 6, 2023. On October 24, 2023, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on December 20, 2023.

Working capital

For the year ended December 31, 2024, the movement in working capital decreased by $230 million to an inflow of $40 million, compared to an inflow of $270 million in the year ended December 31, 2023. The decrease in working capital inflows was primarily due to unfavorable cash flows generated from trade and other receivables, trade and other payables and inventory.

For the year ended December 31, 2023, the movement in working capital increased by $472 million to an inflow of $270 million, compared to an outflow of $202 million in the year ended December 31, 2022. The increase in working capital inflows was primarily due to favorable cash flows generated from inventory and trade and other receivables.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring in the year ended December 31, 2024 decreased by $3 million to $53 million compared with $56 million in the year ended December 31, 2023. For the year ended December 31, 2024, amounts paid of $53 million primarily comprised $25 million of start-up costs, mainly relating to the Group's growth investment program, $22 million of restructuring costs primarily related to footprint reorganization, and $6 million of transaction-related and other costs.

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

Ardagh Metal Packaging S.A.

Income tax paid

Income tax paid during the year ended December 31, 2024 was $28 million, which represents an increase of $14 million when compared to $14 million the year ended December 31, 2023. The increase is primarily attributable to refunds received in certain jurisdictions in the year ended December 31, 2023.

Income tax paid during the year ended December 31, 2023 was $14 million, which represents a decrease of $21 million when compared to $35 million the year ended December 31, 2022. The decrease is primarily attributable to refunds received in certain jurisdictions.

Capital expenditure

	Year ended
	December 31,
	2024	2023	2022

	(in $ millions)
Europe	76	155	213
Americas	103	223	382
Net capital expenditure	179	378	595

Capital expenditure for the year ended December 31, 2024, decreased by $199 million to $179 million, compared to $378 million for the year ended December 31, 2023. The decrease was mainly driven by reduced spend on the Group’s growth investment program as it nears completion. Capital expenditure for the year ended December 31, 2024 includes $68 million related to our growth investment program.

In Europe, capital expenditure for the year ended December 31, 2024, was $76 million, compared to capital expenditure of $155 million for the year ended December 31, 2023 with the decrease primarily attributable to reduced spend on the Group's growth investment program. In Americas, capital expenditure in the year ended December 31, 2024, was $103 million compared to capital expenditure of $223 million for the year ended December 31, 2023, with the decrease primarily attributable to reduced spend on the Group’s growth investment program.

Capital expenditure for the year ended December 31, 2023, decreased by $217 million to $378 million, compared to $595 million for the year ended December 31, 2022. The decrease was mainly driven by reduced spend on the Group’s growth investment program. Capital expenditure for the year ended December 31, 2023 includes $266 million related to our growth investment program.

In Europe, capital expenditure for the year ended December 31, 2023, was $155 million, compared to capital expenditure of $213 million for the year ended December 31, 2022 with the decrease primarily attributable to reduced spend on the Group's growth investment program. In Americas, capital expenditure in the year ended December 31, 2023, was $223 million compared to capital expenditure of $382 million for the year ended December 31, 2022, with the decrease primarily attributable to reduced spend on the Group’s growth investment program.

C.Research and development, patents and licenses

See “Item 4. Information on the Company—B. Business Overview—Innovation, Research and Development.”

D.Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this Annual Report to be not necessarily indicative of future operating results or financial conditions.

Ardagh Metal Packaging S.A.

E.Critical Accounting Estimates

See “Note 3. Summary of material accounting policies — Critical accounting estimates, assumptions and judgments” to the audited consolidated financial statements included elsewhere in this Annual Report.

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

Board

Name	Age	Position	Expiration of current directorship term	Independent
Herman Troskie	54	Chair	2025
Oliver Graham	56	Chief Executive Officer and Director	2026
Paul Coulson	72	Director	2027
Abigail Blunt	63	Non-Executive Director	2027	☒
Yves Elsen	67	Non-Executive Director	2025	☒
Elizabeth Marcellino	67	Non-Executive Director	2026	☒
Damien O’Brien	69	Non-Executive Director	2025	☒
The Rt. Hon. the Lord Hammond of Runnymede	69	Non-Executive Director	2027	☒

Herman Troskie

Herman Troskie is the Chair of the board of directors of Ardagh Metal Packaging S.A. and has been a director of the Ardagh Group since 2009. He was previously CEO of Corporate, Legal and Tax Advisory at Stonehage Fleming, the international family office. He has extensive experience in the areas of international corporate structuring, cross-border financing and capital markets. Mr. Troskie is also a director of other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001. Mr. Troskie is chair of the Compensation Committee, the Finance Committee and the Nominating and Governance Committee. He is based in Luxembourg and is a citizen of the Netherlands and South Africa.

Oliver Graham

Oliver Graham is CEO of Ardagh Metal Packaging S.A., a position he has held since 2020. Before taking up this role, Mr. Graham was CEO of Metal Packaging Europe with responsibility for Metal Packaging Brazil, as well as being Ardagh Group S.A. Commercial Director. He joined Ardagh in 2016 following the acquisition of the metal beverage

Ardagh Metal Packaging S.A.

packaging business, prior to which he was Group Commercial Director at Rexam PLC. Mr. Graham joined Rexam PLC in 2013 from The Boston Consulting Group, where he was a partner. He is the chair of the Sustainability Committee. He is a British citizen.

Paul Coulson

Paul Coulson graduated from Trinity College Dublin with a business degree in 1973. He spent five years with Price Waterhouse in London and Dublin and qualified as a Chartered Accountant in 1978. He then established his own accounting firm before setting up Yeoman International in 1980 and developing it into a significant leasing and structured finance business. From 1998 to 2023 he was Chairman of Ardagh and initiated the transformation of Ardagh from a small, single plant operation into a leading global packaging company. Over the last 40 years he has been involved in the creation and development of a number of businesses apart from Yeoman and Ardagh. These include Fanad Fisheries, a leading Irish salmon farming company, and Sterile Technologies. Prior to its sale to Stericycle, Inc. in 2006, Sterile Technologies had been developed into the leading medical waste management company in the United Kingdom and Ireland. He is a member of the Compensation Committee and the Nominating and Governance Committee. Mr. Coulson is a citizen of the Republic of Ireland.

Abigail Blunt

Abigail Blunt has had a 30-year career as a corporate and government affairs executive with extensive expertise in the consumer packaged goods industry. In September 2022 she left the Kraft Heinz Company after 21 years where she had led the Global Government Affairs function, served as an Advisor to the board, a Kraft Heinz Foundation board member and an ESG leader. Earlier in her career, Mrs. Blunt earned significant political acumen through her roles in government and government related entities including Finance Director of the National Republican Congressional Committee (NRCC), Deputy Director of the Bush Re-election Committee, US Chamber of Commerce Foundation Director, Government Affairs Director for the Federal Deposit Insurance Corporation (FDIC) and a legislative aide in the US House of Representatives. Mrs. Blunt was named by Washingtonian Magazine as one of “Washington’s Most Influential People” in 2021 and 2022. She serves on the board of Apollo owned portfolio company, SmartStart, Varsity Tutors parent company Nerdy (NYSE-NRDY) and nutrition platform VitaKey. She is a member of The Economic Club of Washington and Extraordinary Women on Boards(EWOB). Mrs. Blunt is an independent director and is a member of the Audit Committee and the Sustainability Committee. She is a citizen of the United States of America.

Yves Elsen

Yves Elsen is managing director and chairman of the board of directors of HITEC Luxembourg S.A., a Luxembourg-based industrial and technology company serving contractors in over 20 countries around the world. Prior to this, Mr. Elsen founded and led SATLYNX S.A., following extensive experience with listed satellite operator SES - Société Européenne des Satellites S.A. He was a member of the supervisory board of Villeroy & Boch AG from 2013 to 2019 and its chairman from 2017 to 2019. Mr. Elsen is chairman of the board of governors of the University of Luxembourg. He is an independent director and is a member of the Audit Committee and the Nominating and Governance Committee. Mr. Elsen is a citizen of the Grand Duchy of Luxembourg.

Elizabeth Marcellino

Elizabeth Marcellino works as the strategic communications lead for the CEO of Los Angeles County with a focus on the county’s nearly $50 billion annual budget. She previously worked for more than a dozen years as a writer and journalist reporting on a wide range of policy issues for Los Angeles-based City News Service. Prior to that, Ms. Marcellino was managing director of Goldman Sachs Group, Inc., where she worked from 1991 to 2004 in investment banking, portfolio management, and private equity, specializing for many years in real estate. She earned a B.A. in Economics from the University of California, Los Angeles and a M.B.A. in Finance and Real Estate from The Wharton

Ardagh Metal Packaging S.A.

School of the University of Pennsylvania. Ms. Marcellino is an independent director and is a member of the Audit Committee and the Sustainability Committee. She is a citizen of the United States of America.

Damien O’Brien

Damien O’Brien has served as CEO of Egon Zehnder from 2008 to 2014 and as its chairman from 2010 to 2018. Mr. O’Brien joined Egon Zehnder in 1988 and since then he has been based in Australia, Asia and Europe. He is also a member of the board of St. Vincents Health Australia. He was formerly on the board of IMD Business School in Lausanne, Switzerland. He earned a B.A. in Economics from the University of New South Wales and a M.B.A. from Columbia University. Mr. O’Brien is an independent director and is the chair of the Audit Committee and a member of the Compensation Committee and the Nominating and Governance Committee. Mr. O’Brien is a citizen of Australia and the Republic of Ireland.

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

Senior Management

Stefan Schellinger

Stefan Schellinger is CFO of Ardagh Metal Packaging S.A. Prior to his appointment in September 2024, Mr. Schellinger served as executive vice president, global CFO and a member of the board of directors of ContourGlobal plc from 2019 to 2023. Prior to ContourGlobal, he was group finance director and executive director of the diversified industrial company Essentra plc from 2015 until 2018, having joined the company as corporate development director and group management committee member in 2013. From 2005 to 2013 Mr. Schellinger spent eight years with Danaher Corporation, as corporate development director and as finance director–emerging markets in Danaher's Gilbarco Veeder Root business. Prior to this, he worked as vice president in investment banking at J.P. Morgan in London. He started his career in accountancy in Germany at Arthur Andersen. Mr. Schellinger received his MBA from the University of Chicago, Graduate School of Business and holds a degree in Finance and Accounting from the University of St. Gallen, Switzerland. He is a member of the Finance Committee and the Sustainability Committee. Mr. Schellinger is a dual British and German citizen.

B.Compensation

Director Compensation

We have established a compensation program for our non-executive directors. In 2024, the aggregate amount of our non-executive directors’ compensation was approximately $1.3 million, in the form of a cash retainer for the performance of duties as a director. The non-executive directors’ compensation program allows each non-executive director the opportunity to elect to receive Ordinary Shares in lieu of a portion of the annual cash retainer payable to the non-executive director under the program.

We also reimburse our non-executive directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their

Ardagh Metal Packaging S.A.

attendance in-person at board and committee meetings. Directors who are employees of the Company do not receive any compensation for their services as directors.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended December 31, 2024 was $6 million. In addition, subsidiaries of the Ardagh Group, which do not form part of the Group, incurred transaction-related and other compensation for key management during the year of $nil. An aggregate of approximately $0.3 million has been set aside or accrued for the year ended December 31, 2024 to provide pension, retirement or similar benefits to our key management (including directors). See note 27 to the audited consolidated financial statements included elsewhere in this Annual Report.

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

Composition of Our Board

Our Board currently consists of 8 members. Our Board consists of such number of directors as the general meeting of shareholders may from time to time determine, provided that the Board is composed at all times of no fewer than three (3) directors and no more than fifteen (15) directors.

Ardagh Metal Packaging S.A.

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

Our Board meets as often as it deems necessary to conduct the business of the Company. In 2024, there were five meetings of the Board with an attendance rate of 100%.

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

Service Contracts of Directors

There are no service contracts between us and any of our current non-executive directors providing for benefits upon termination of their service. For a discussion of compensation, including post-termination benefits, of employee

Ardagh Metal Packaging S.A.

directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Key Management Compensation” above.

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

Audit Committee

In 2024, five meetings of the Audit Committee were held, with an attendance rate of 100%. Our Audit Committee consists of Damien O’Brien, Abigail Blunt, Yves Elsen, Elizabeth Marcellino and The Rt. Hon. the Lord Hammond of Runnymede, with Damien O’Brien serving as the chair of the Audit Committee. In connection with Edward White’s retirement as a director of the Company in May 2024, he also resigned as chair of the Audit Committee. All of our Audit Committee members are independent directors, in accordance with the NYSE Standards and the SEC requirements.

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

Ardagh Metal Packaging S.A.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the Audit Committee members meets the financial literacy requirements of the NYSE listing standards and the Board has determined that Damien O’Brien qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. See “Item 16A. Audit Committee Financial Expert.” The designation does not impose on the Audit Committee Financial Expert any duties, obligations or liabilities that are greater than those generally imposed on members of our Audit Committee and our Board. Our Board has adopted a written charter for the Audit Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Compensation Committee

In 2024, eight meetings of the Compensation Committee were held, with an attendance rate of 100%. Our Compensation Committee consists of Herman Troskie, Paul Coulson and Damien O’Brien, with Herman Troskie serving as the chair of the Compensation Committee. As we are a controlled company as defined under NYSE Standards, see “—Controlled Company” above, our Compensation Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to ensure compliance with such rules.

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

Our Board has adopted a written charter for the Compensation Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Nominating and Governance Committee

In 2024, five meetings of the Nominating and Governance Committee were held, with an attendance rate of 100%. Our Nominating and Governance Committee consists of Herman Troskie, Paul Coulson, Yves Elsen and Damien O’Brien, with Herman Troskie serving as the chair of the Nominating and Governance Committee. As we are a controlled company as defined under NYSE Standards, see “—Controlled Company” above, our Nominating and Governance Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our Nominating and

Ardagh Metal Packaging S.A.

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

Our Board has adopted a written charter for the Nominating and Governance Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Sustainability Committee

Our Sustainability Committee consists of Oliver Graham, Abigail Blunt, Elizabeth Marcellino, Til Ruhnke and Stefan Schellinger, with Oliver Graham serving as the chair of the Sustainability Committee. David Bourne resigned from the Sustainability Committee in September 2024. In connection with John Sheehan’s resignation as a director of the Company in December 2024, he also resigned from the Sustainability Committee. The Sustainability Committee, among other matters:

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

Our Board has adopted a written charter for the Sustainability Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Finance Committee

Our Finance Committee consists of Herman Troskie, Oliver Graham and Stefan Schellinger, with Herman Troskie serving as the chair of the Finance Committee. David Bourne resigned from the Finance Committee in September

Ardagh Metal Packaging S.A.

2024. In connection with John Sheehan’s resignation as a director of the Company in December 2024, he also resigned from the Finance Committee. The Finance Committee, among other matters,

●	reviews and monitors the capital structure, financial policies and treasury function of the Company and makes recommendations to the Board in relation thereto; and
●	reviews and recommends to the Board whether to approve financing agreements or arrangements, including plans to issue, incur, amend, repurchase, redeem or repay, as applicable, indebtedness.

Our Board has adopted a written charter for the Finance Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that serve as a framework within which our Board and its committees operate. These guidelines cover a number of areas including the composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chair of the board and the chief executive officer, meetings of independent directors, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our Nominating and Governance Committee reviews our corporate governance guidelines periodically and, if necessary, recommends changes to our Board. Additionally, our Board has adopted independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines is posted on our website at https://ir.ardaghmetalpackaging.com/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

D.Employees

As of December 31, 2024, we had approximately 6,300 employees globally, of which approximately 3,500 were located in Europe, approximately 1,800 were located in the United States and approximately 1,000 employees were located in Brazil.

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

For the employees of our subsidiaries located in countries of the European Union we have established a European works council (“EWC”) in compliance with EU directives. The EWC acts as a communications conduit and consultative body between our EU subsidiaries and our employees. All the elected EWC country employee representatives meet at least once a year and senior management attends an annual EWC Forum meeting.

The EWC has the right to be notified of any special circumstances that would have a major impact on the interests of employees. In order to facilitate this process in an efficient and effective way, the EWC has elected a Select Committee which meets at least four times a year with a senior management delegation to discuss any matters which are of interest

Ardagh Metal Packaging S.A.

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

The following table shows the beneficial ownership of our outstanding Ordinary Shares as of the approval date of the financial statements included elsewhere in this Annual Report by:

●	each person known by the Company to beneficially own more than 5% of our outstanding Ordinary Shares;
●	each executive officer or director of the Company; and
●	all of the executive officers and directors of the Company as a group.

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	%

Ardagh Group S.A. (1)	454,375,314	76.021%
Our directors and key management
Herman Troskie	*	*
Oliver Graham	*	*
Paul Coulson (1)	125,000	*
Abigail Blunt	*	*
Yves Elsen	*	*
Elizabeth Marcellino	*	*
Damien O'Brien	*	*
The Rt. Hon. the Lord Hammond of Runnymede	*	*
Stefan Schellinger	*	*
All directors and key management as a group	*	*

(1)    ARD Holdings S.A., which indirectly through its subsidiaries controls Ardagh Group S.A., may be deemed to be the ultimate beneficial owner of the Ordinary Shares indirectly held by Ardagh Group S.A. through its wholly owned subsidiary Ardagh Investments Sarl. As of December 31, 2024, ARD Holdings S.A. had approximately 436 record shareholders and a board of directors consisting of four directors. Paul Coulson controls ARD Holdings S.A. as a result of his 18.83% stake in ARD Holdings S.A. and his 52.44% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A. Other than the Ordinary Shares reflected in the table above, Mr. Coulson has no direct ownership in Ordinary Shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the Ordinary Shares held by Ardagh Investments Sarl by virtue of his control of ARD Holdings S.A. and Ardagh Group S.A..

*	Represents beneficial ownership of less than one percent or no shares.

Ardagh Metal Packaging S.A.

The following table shows the beneficial ownership of our outstanding Preferred Shares as of the approval date of the financial statements included elsewhere in this Annual Report:

	Preferred Shares Beneficially Owned
Name of Beneficial Owner	Preferred Shares	%

Ardagh Group S.A. (1)		100.00%

(1)    Indirectly held by Ardagh Group S.A. through its wholly owned subsidiary Ardagh Investments Sarl.

As of December 31, 2024, the registrar and transfer agent for the Company reported that 597,699,586 of Ordinary Shares were held by 43 record holders in the United States.

The Company is controlled by AGSA. As of December 31, 2024, AGSA has 31 record shareholders and a board of directors consisting of 9 directors. The ultimate parent company of AGSA is ARD Holdings S.A..

B.	Related Party Transactions

Relationship with our parent company

At December 31, 2024, approximately 76% of our Ordinary Shares are indirectly owned by AGSA, our parent company, through its wholly owned subsidiary, Ardagh Investments Sarl. AGSA continues to exercise control over the composition of our Board and any other action requiring the approval of our shareholders.

Business Combination Agreement

On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement pursuant to which the Business Combination was consummated and, following the Merger of GHV with and into MergeCo, GHV became a direct wholly owned subsidiary of AMPSA.

In connection with the consummation of the Business Combination, AGSA (i) retained an approximate 81.85% interest in AMPSA, (ii) received aggregate cash consideration of $2,315,000,000, paid upon the consummation of the AMP Transfer in cash and in equivalent U.S. dollars or euros (or a combination thereof) and $996,927,301.74, paid in cash at the closing of the Merger, and (iii) has the right to receive, during the five-year period commencing 180 days after the closing of the Merger, up to 60,730,000 additional Ordinary Shares in five equal installments if the price of Ordinary Shares maintains for a certain period of time a volume weighted average price greater than or equal to $13.00, $15.00, $16.50, $18.00 and $19.50, as applicable.

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

The Transfer Agreement requires AMPSA to indemnify AGSA and its affiliates for losses arising from AMPSA’s business (including employee liabilities) and requires AGSA to indemnify AMPSA for losses arising from Ardagh Group’s

Ardagh Metal Packaging S.A.

business (including employee liabilities). In addition, the Transfer Agreement contains non-competition and employee non-solicitation obligations of both AMPSA and AGSA. For a period commencing at April 1, 2021 and ending on the earlier of (i) April 1, 2026 or (ii) the date on which AGSA no longer is the beneficial owner of more than 50% of the voting stock of AMPSA, AGSA and its subsidiaries (excluding any AMP Entity) will not engage in AMPSA’s business as conducted on the date of the Transfer Agreement with the exception of services provided under the Services Agreement, and AMPSA and its subsidiaries will not engage in Ardagh Group’s businesses as conducted on the date of the Transfer Agreement with the exception of services provided under the Services Agreement.

Services Agreement

In connection with the AMP Transfer, AGSA and AMPSA entered into a Services Agreement, pursuant to which AGSA, either directly or indirectly through its affiliates, provides certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, provides certain corporate and business-unit services to AGSA and its affiliates (other than the AMP Entities). The services provided pursuant to the Services Agreement include typical corporate functional support areas in order to complement the activities in areas which exist within the AMPSA Group (as defined in the Services Agreement). For each calendar year from 2021 through 2024, as consideration for the corporate services provided by AGSA to AMPSA, AMPSA has provided corporate services to AGSA and has incurred an expense from AGSA of $33 million for the calendar year 2021 (prorated to reflect the timing of the completion of the AMP Transfer), $38 million for calendar year 2022 and $39 million for calendar years 2023 and 2024. The fees for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided computed based on the fully allocated cost of such services. The Services Agreement will renew automatically on an annual basis until terminated. All or any part of the Services Agreement may be terminated by either party providing nine months prior written notice to the other party, or by mutual consent of both parties in writing at any time.

Shareholders Agreement

In connection with the completion of the Merger, AGSA and AMPSA entered into the Shareholders Agreement, pursuant to which, among other things, AGSA has the right to nominate nine directors, including the chair, to AMPSA’s Board, of whom at least three shall satisfy the independence requirements of NYSE. Two independent directors were appointed upon proposal for nomination by the GHV Sponsor as Class I directors pursuant to the terms of the Business Combination Agreement. In addition, for so long as AGSA holds at least 20% of the outstanding Ordinary Shares, AGSA will also have the right to: (A) nominate a number of directors to AMPSA’s Board at least proportional to the number of outstanding Ordinary Shares owned by AGSA; (B) designate the chairperson of the Board of AMPSA (who need not be a nominee of AGSA); and (C) appoint a number of representatives to each committee of the Board of AMPSA that is at least proportional to the number of outstanding Ordinary Shares owned by AGSA. In addition, for so long as AGSA holds at least 40% of the outstanding Ordinary Shares, the following actions may not be taken (or agreed to be taken) by AMPSA without the prior written consent of AGSA: (a) the sale of greater than 40% of the assets or voting securities of AMPSA (with certain exceptions); (b) voluntary liquidation or dissolution of AMPSA; (c) any amendment of AMPSA’s Articles that materially and adversely affects AGSA in its capacity as a shareholder; (d) relocation of AMPSA’s corporate headquarters; (e) change to AMPSA’s corporate name; or (f) any corporate action that would materially adversely affect any of the foregoing approval rights.

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

Registration Rights and Lock-Up Agreement

In connection with the closing of the Merger, AMPSA, AGSA, GHV Sponsor, Gores Pipe, LLC and GHV’s independent directors (such directors, together with GHV Sponsor and Gores Pipe, LLC, the “Initial Stockholders”) entered into the Registration Rights and Lock-Up Agreement, which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, AMPSA agreed that, as soon as practicable, and in any event within 30 days after the closing of the Merger, which occurred on August 4, 2021, it would file with the SEC (at AMPSA’s sole cost and expense) a registration statement registering the resale of any outstanding Ordinary Shares or any other equity security held by a party to the Registration Rights and Lock-Up Agreement and any other equity security of AMPSA issued or issuable with respect to any such Share by way of a dividend or stock split in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, and AMPSA will use its reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline. Such registration statement was declared effective by the SEC on August 23, 2021 and subsequently amended by a post-effective amendment No. 1, filed on March 4, 2022 and declared effective by the SEC on March 11, 2022, and a post-effective amendment No. 2 on Form F-3, filed on August 8, 2022 and declared effective by the SEC on August 11, 2022.

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

See Item 18. of this Annual Report for audited consolidated financial statements.

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

Dividend Policy

For the year ended December 31, 2024, we paid the following dividends per Ordinary Share:

●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on February 20, 2024, which was paid on March 27, 2024 to shareholders of record on March 13, 2024;
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on April 23, 2024, which was also paid on June 26, 2024 to shareholders of record on June 12, 2024;
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on July 23, 2024, which was paid on September 26, 2024 to shareholders of record on September 12, 2024; and
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on October 22, 2024, which was paid on December 19, 2024, to shareholders of record on December 5, 2024.

Decisions in relation to our dividend policy are determined by our Board, however we intend to continue to pay a regular quarterly dividend of $0.10 per Ordinary Share, which would equate to a full year dividend of $0.40 per Ordinary Share.

In July 2022, we issued 56,306,306 Preferred Shares. AGSA indirectly owns 100% of our Preferred Shares. Each Preferred Share is entitled to an annual preferred dividend per financial year of the Company amounting to 9% of its nominal value computed on the basis of a 360-day year comprised of twelve 30-day months (the “Annual Preferred Share Dividend”). The first pro rata Annual Preferred Share Dividend shall be calculated from the date of issuance of a Preferred Share (with the month of issuance being computed as a full month) until the end of the financial year of the date of issue, and all the subsequent Annual Preferred Share Dividend will be calculated per financial year of the Company. No distributions may be made to the holders of Ordinary Shares during a financial year if there is any Delta or New Delta (each as defined in our Articles), or unless all the Preferred Shares are redeemed, as described in our Articles. The payment of dividends on the Preferred Shares is at the discretion of our Board. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Shares— If we do not pay dividends on our Ordinary Shares, you may not receive any return on

Ardagh Metal Packaging S.A.

investment unless you sell your shares for a price greater than that which you are deemed to have paid for it” and Exhibit 2.7 “Description of Securities Registered pursuant to Section 12 of the Exchange Act.”

For the year ended December 31, 2024, we paid the following dividends on the Preferred Shares:

●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on February 20, 2024, which was paid on March 27, 2024; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on April 23, 2024, which was paid on June 26, 2024; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on July 23, 2024, which was paid on September 26, 2024; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on October 22, 2024, which was paid on December 19, 2024.

Decisions in relation to future dividend policy will be determined by our Board.

B.	Significant Changes

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

As used herein, a “U.S. Holder” is a beneficial owner of AMPSA Securities that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all substantial decisions of the trust or (b) a valid election is in place to treat the trust as a domestic trust for U.S. federal income tax purposes.

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

Distributions

In the event we make distributions (and subject to the discussion under “Passive Foreign Investment Company & Surrogate Foreign Corporation Status” below), distributions made on our Ordinary Shares (without reduction for any Luxembourg taxes withheld) generally will be included in a U.S. Holder’s gross income as ordinary income from foreign sources to the extent such distributions are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), in the taxable year in which the distribution is actually or constructively received. Generally, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Ordinary Shares, and thereafter as capital gain from the disposition of our Ordinary Shares.

Subject to certain holding period requirements and other conditions, dividends paid to individuals and other non-corporate U.S. Holders of our Ordinary Shares may be eligible for the special reduced rate normally applicable to long term capital gains if the dividends are “qualified dividends” for U.S. federal income tax purposes. Dividends received with respect to our Ordinary Shares may be qualified dividends if (a) our Ordinary Shares are readily tradable on the NYSE, or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules, and certain other requirements are met. Notwithstanding the foregoing, dividends received with respect to our Ordinary Shares will not be qualified dividends if (i) the Company was a passive foreign investment company (“PFIC”) under Code section 1297(a) during the year in which the dividend is paid or the prior taxable year or (ii) the Company becomes a “surrogate foreign corporation” under Code section 7874(a)(2)(B) (other than a surrogate foreign corporation treated as a domestic corporation). Accordingly, provided that we are not and

Ardagh Metal Packaging S.A.

do not become a PFIC or a “surrogate foreign corporation,” dividends on our Ordinary Shares will be qualified dividends so long as our Ordinary Shares are listed on NYSE. U.S. Holders should consult their tax advisors regarding the availability of the preferential rate on dividends to their particular circumstances. Distributions received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale, Exchange or Other Taxable Disposition

Subject to the discussion under “—Passive Foreign Investment Company & Surrogate Foreign Corporation Status” below, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange or other taxable disposition of the AMPSA Securities in an amount equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale, exchange or other taxable disposition and its adjusted tax basis in the AMPSA Securities. The adjusted tax basis in AMPSA Securities generally will be equal to the cost of such AMPSA Securities. The capital gain or loss will generally be long-term capital gain or loss if a U.S. Holder has held its AMPSA Securities for more than one year at the time of disposition. In the case of non-corporate U.S. Holders, long-term capital gain generally is subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the AMPSA Securities generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Exercise or Lapse of Our Warrants

Subject to the PFIC rules discussed below in “—Passive Foreign Investment Company & Surrogate Foreign Corporation Status” and except as discussed below with respect to the cashless exercise of our Warrants, a U.S. Holder generally will not recognize gain or loss upon the exercise of our Warrants for cash. A U.S. Holder’s tax basis in our Ordinary Shares received upon exercise of our Warrants generally should be an amount equal to the sum of (i) the U.S. Holder’s tax basis in our Warrants exchanged therefor and (ii) the exercise price. The U.S. Holder’s holding period for Ordinary Shares received upon exercise of our Warrants will begin on the date following the date of exercise (or possibly the date of exercise) of our Warrants and will not include the period during which the U.S. Holder held our Warrants. If our Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in such lapsed Warrants.

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

Passive Foreign Investment Company & Surrogate Foreign Corporation Status

The Company believes it was not a PFIC for U.S. federal income tax purposes in the 2024 taxable year and based on the nature of the Company’s business, the projected composition of the Company’s income and the projected composition and estimated fair market values of the Company’s assets, the Company does not expect to be a PFIC for U.S. federal income tax purposes in 2025 or in the foreseeable future. However, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC depending on, among other things, changes in the nature of the Company’s business, composition of its assets or income, as well as changes in its market capitalization. Accordingly, no assurance can be given that the Company will not be a PFIC in any given taxable year.

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

The Company believes it was not a surrogate foreign corporation for U.S. federal income tax purposes in the 2024 taxable year and furthermore the Company does not expect to be a surrogate foreign corporation for U.S. federal income tax purposes in 2025 or in the foreseeable future. However, the determination of whether the Company is a surrogate foreign corporation is made on a real-time basis. Accordingly, no assurance can be given that the Company will not be a surrogate foreign corporation in any given taxable year.

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

The summary in this Luxembourg taxation paragraph does not address the Luxembourg tax consequences for a holder of Ordinary Shares or Warrants who:

(i)	is an investor as defined in a specific law (such as the law on family wealth management companies of May 11, 2007, as amended, the law on undertakings for collective investment of December 17, 2010, as amended, the law on specialized investment funds of February 13, 2007, as amended, the law on reserved alternative investment funds of July 23, 2016, as amended, the law on securitization of March 22, 2004, as amended, the law on venture capital vehicles of June 15, 2004, as amended and the law on pension saving companies and associations of July 13, 2005, as amended;
(ii)	is a Luxembourg resident individual;
(iii)	is, in whole or in part, exempt from tax; or
(iv)	acquires, owns or disposes of Ordinary Shares or Warrants in connection with a membership of a management board, a supervisory board, an employment relationship, a deemed employment relationship or management role.

Where in this summary English terms and expressions are used to refer to Luxembourg tax concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Luxembourg concepts under Luxembourg Law.

Ardagh Metal Packaging S.A.

Taxation of AMPSA

AMPSA is subject to Luxembourg tax on its worldwide profits, subject to the provisions of applicable tax treaties, at the current combined ordinary rate of 23.87% for Luxembourg City, including the 16% corporate income tax, a 6.75% municipal business tax and a solidarity surcharge (together the “Income Tax”).

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

AMPSA will be subject to a progressive minimum NWT charge ranging between €535 and €4,815 and which will depend solely on the total commercial balance sheet of the entity.

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

Ardagh Metal Packaging S.A.

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

Other Taxes

No registration tax will be payable by a holder of Ordinary Shares or Warrants upon the disposal of Ordinary Shares or Warrants by sale or exchange. The issuance as well as the redemption of shares by a Luxembourg resident company as well as any other changes to its articles of association are subject to a fixed registration tax in Luxembourg amounting to €75. Registration duties may, moreover, be due if documents relating to the Ordinary Shares or Warrants are (i) voluntarily registered in Luxembourg, (ii) appended to a document that requires obligatory registration in Luxembourg or (iii) deposited with the official records of a Luxembourg notary.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information that we file with or furnish electronically with the SEC. We also make available on our website, free of charge, our annual reports on Form 20-F and our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically files or furnished with the SEC. Our website address is https://ir.ardaghmetalpackaging.com/. The contents of the website are not incorporated by reference into this Annual Report.

I.	Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The statements about market risk below relate to our historical financial information included in this Annual Report.

Interest Rate Risk

At December 31, 2024, the Group’s senior facilities were 92% (2023: 100%) fixed, with a weighted average interest rate of 4.1% (2023: 3.8%). An increase of one percentage point in variable interest rates would not have a material impact on shareholders’ equity at December 31, 2024 (2023: no material impact).

Currency Exchange Risk

We present our consolidated financial information in U.S. dollar. Our functional currency is the euro.

We operate in 9 countries, across three continents and our main currency exposure for the year ended December 31, 2024, from the euro functional currency, was in relation to the U.S. dollar, British pound and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on our financial condition and results of operations. We believe that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2024 rate would decrease shareholders’ equity by approximately $4 million (2023: $5 million decrease).

Ardagh Metal Packaging S.A.

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

Our preferred commodity price risk management mechanism is the use of pass through provisions in our sales contracts. Where we do not have such pass through provisions, we use fixed price supply or derivative agreements to manage commodity price risk. We depend on an active liquid market and available credit lines with suppliers and banks to cover this risk. Our risk management practices are dependent on robust hedging policies and procedures.

Energy price has been exposed to increased volatility in recent years. Where energy pass through provisions in our contracts do not exist, our policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not trade nor look to profit from such activities. We avail ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. Any natural gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative agreements with counterparty banks to cover the risk.

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

Our policy is to extend credit to customers of good credit standing. Credit risk is managed on an ongoing basis, by experienced personnel. Our policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2024, our ten largest customers accounted for approximately 57% of our revenues (2023: 55%; 2022: 57%). There is no recent history of default with these customers.

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

To effectively manage liquidity risk, we:

●	have committed credit facilities that we can access to meet liquidity needs;
●	maintain cash balances and liquid investments with highly-rated counterparties;
●	limit the maturity of cash balances;
●	borrow the bulk of our debt needs under long term fixed rate debt securities; and
●	have internal control processes to manage liquidity risk.

Cash flow forecasting is performed in our operating entities and is aggregated by our Group Treasury function. Our Group Treasury function monitors rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs while maintaining sufficient headroom on our undrawn committed credit facilities at all times so that we do not breach borrowing limits or covenants on any of our borrowing facilities. Such forecasting takes into consideration our debt financing plans.

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

Ardagh Metal Packaging S.A.

Management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2024. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to management, including the Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Our management assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) as of December 31, 2024. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2024, the internal control over financial reporting is effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C. Attestation report of the registered public accounting firm

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2024, a copy of which appears in “Item 18. Financial Statements.”

D. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, management has not made any changes to our internal controls over financial reporting that have materially, or are reasonably likely to materially affect, our internal control over financial reporting.

Ardagh Metal Packaging S.A.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board has determined that Damien O’Brien is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Our Board has also determined that all members of the audit committee are independent directors as defined under the NYSE Standards and Rule 10A-3 under the Exchange Act. For a description of Mr. O’Brien’s experience, see “Item 6.A Directors, Senior Management and Employees—Board—Damien O’Brien.”

Item 16B. Code of Ethics

Our Board has adopted a code of conduct (the “Code of Conduct”) that establishes the standards of ethical conduct applicable to all of our directors, officers and employees. We also expect that all our business partners adhere to the principles and values set out in our Code of Conduct. The Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, accurate financial reporting, compliance with applicable laws, rules and regulations, handling of company funds and assets, confidentiality and the process for reporting violations of the Code of Conduct, employee misconduct or other violations. Any waiver of the Code of Conduct with respect to any director or executive officer will be promptly disclosed and posted on our website. Amendments to the Code of Conduct must be approved by our Board and will be promptly disclosed and posted on our website.

The Code of Conduct is publicly available on our website at https://ir.ardaghmetalpackaging.com/corporate-governance. and in print to any shareholder who requests a copy. The contents of the website are not incorporated by reference into this Annual Report.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers have acted as our independent principal accountants for the years ended December 31, 2023 and 2024.

The following table summarizes the total amounts for professional fees rendered in those periods:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023
	(in $ millions)	(in $ millions)
Audit services fees	5	5
Audit-related services fees	—	1
Tax services fees	1	—
Total	6	6

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

Ardagh Metal Packaging S.A.

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

The Group did not repurchase any of its Ordinary Shares during 2024.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

We are a société anonyme incorporated in Luxembourg and our Ordinary Shares are listed on the NYSE. We are therefore required to comply with certain U.S. securities laws and regulations, including the Sarbanes-Oxley Act and the NYSE Standards applicable to listed companies. As a “foreign private issuer” as defined under applicable U.S. securities laws, under the NYSE Standards, we are permitted to follow the corporate governance practices of our home country in lieu of certain provisions of the NYSE Standards. Our intention is to voluntarily comply with these requirements, and as a result, there are currently no significant differences under the NYSE Standards between our corporate governance practices and those of U.S. domestic issuers listed on the NYSE. However, we avail ourselves of certain exemptions afforded to foreign private issuers under the Exchange Act that regulate certain disclosure obligations and procedural requirements, such as the proxy rule exemptions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Being a Luxembourg Company and Our Status as a Foreign Private Issuer—As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules and are permitted to publicly disclose less information than U.S. public companies are required to disclose, which may limit the information available to holders of our Ordinary Shares. Conversely, if we lose our foreign private issuer status in the future, this could result in significant additional costs and expenses” and “—We qualify for and rely on exemptions from certain corporate governance requirements.”

We also qualify for and avail ourselves of certain of the controlled company exemptions under the NYSE Standards applicable to listed companies (both foreign private issuers and U.S. domestic issuers) as described in the NYSE Listed Company Manual.

As a controlled company, we are not required to comply with the following requirements:

●	a majority of the Board consist of independent directors;

Ardagh Metal Packaging S.A.

●	the Nominating and Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the Compensation Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	there be an annual performance evaluation of the Nominating and Governance Committee and Compensation Committee.

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

Due to our status as a foreign private issuer and a controlled company, we may cease voluntary compliance with the requirements that we are exempt from at any time, and you may not have the same protections afforded to shareholders of U.S. domestic issuers listed on the NYSE.

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

Item 16H. Mine Safety Disclosure

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Item 16J. Insider Trading Policy

We operate an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities, including by our directors, officers and employees. Out Insider Trading Policy is designed to promote compliance with applicable insider trading laws, rules and regulations, and NYSE listing standards. Our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

Ardagh Metal Packaging S.A.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	a cybersecurity team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls, using state of the art technologies in areas including anti-virus and anti-malware, email and web security platforms, firewalls, intrusion detection systems, cyber threat intelligence services and advanced persistent threat detection;
●	cybersecurity awareness training of our employees, incident response personnel, and senior management; for example, we have launched the BSecure communications and training campaign throughout our business to increase cybersecurity awareness;
●	a cybersecurity incident response plan that includes procedures for the evaluation, management, notification, mitigation and reporting of cybersecurity incidents;
●	a crisis management plan for identifying and assessing potentially material cybersecurity-related incidents and escalating to our senior management, the Board and appropriate committees of the Board, as needed;
●	a risk management process for cybersecurity risks associated with our third-party service providers, suppliers, and vendors; and
●	regular review of our cybersecurity risk management program by an external and independent professional services company.

We have previously been the target of cybersecurity attacks and expect such attempts to continue, potentially with more frequency or sophistication. In 2021, AGSA announced that it had experienced a cybersecurity incident, the response to which included temporarily shutting down certain IT systems and applications used by us. Although no cybersecurity incident during the year ended December 31, 2024 resulted in an interruption of the Company’s operations, nor known losses of critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Information Technology Systems” for more information on how a material cybersecurity incident may impact us.

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

The management Enterprise Risk Committee regularly reports to the Audit Committee, and the Audit Committee receives at least quarterly reports from management on our cybersecurity risks. In addition, management, including our Chief Information Security Officer (“CISO”), informs and updates the Audit Committee and the Board of any material

Ardagh Metal Packaging S.A.

cybersecurity incidents, as necessary. The Audit Committee regularly reports to the Board regarding its activities, including those related to cybersecurity risk oversight. The Board also receives a briefing from management, including from our CISO, on our cybersecurity risk management program at least annually.

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

Part III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

See the Audited Consolidated Financial Statements from F-1 – F-69.

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

Ardagh Metal Packaging S.A.

Exhibit Index
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

4.8	Form of D&O Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

8.1*	Subsidiaries of Ardagh Metal Packaging S.A.

11.1*	Insider Trading Policy

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer

13.1**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

15.1*	Consent of PricewaterhouseCoopers

Ardagh Metal Packaging S.A.

Exhibit Index
97.1	Dodd-Frank Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed February 29, 2024 (File No. 001-40709)).

101	Interactive Data Files (XBRL – Related Documents)

104	Cover Page Interactive Data File

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

Date: March 4, 2025

Ardagh Metal Packaging S.A.

By:	/s/ STEFAN SCHELLINGER
Name:	Stefan Schellinger
Title:	Chief Financial Officer

Ardagh Metal Packaging S.A.

Ardagh Metal Packaging S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Metal Packaging S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ardagh Metal Packaging S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Ardagh Metal Packaging S.A.

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

Valuation of Earnout Shares Resulting from the AMP Transfer

As described in Notes 3 and 22 to the consolidated financial statements, Ardagh Group S.A. has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). As the arrangement may result in the Company issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation. Volatility is the significant assumption in the fair value of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The estimated valuation of the liability at December 31, 2024 was $10 million. Changes in the fair market valuation of the Earnout Shares of $13 million have been reflected as exceptional finance income within net finance income for the year ended December 31, 2024.

The principal considerations for our determination that performing procedures relating to valuation of Earnout Shares resulting from the AMP Transfer is a critical audit matter are (i) the significant judgment by management in determining the fair value estimate of the Earnout Shares; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumption related to the volatility; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Ardagh Metal Packaging S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of Earnout Shares, including controls over the volatility used in the valuation of the Earnout Shares. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s estimate by (a) developing the independent range of valuations of the Earnout Shares and (b) comparing the independent range of valuations to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent range of valuations involved multiple valuation techniques and independently developing the volatility using available market data.

/s/ PricewaterhouseCoopers

Dublin, Ireland

February 27, 2025

We have served as the Company’s auditor since 2020.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2024			Year ended December 31, 2023			Year ended December 31, 2022
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total	items	items	Total
	Note	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m
			Note 5			Note 5			Note 5
Revenue	4	4,908	—	4,908	4,812	—	4,812	4,689	—	4,689
Cost of sales		(4,262)	(16)	(4,278)	(4,246)	(92)	(4,338)	(4,096)	(67)	(4,163)
Gross profit		646	(16)	630	566	(92)	474	593	(67)	526
Sales, general and administration expenses		(283)	(5)	(288)	(241)	(14)	(255)	(189)	(23)	(212)
Intangible amortization	10	(140)	—	(140)	(143)	—	(143)	(138)	—	(138)
Operating profit		223	(21)	202	182	(106)	76	266	(90)	176
Net finance (expense)/income	6	(205)	13	(192)	(205)	58	(147)	(138)	218	80
Profit/(loss) before tax		18	(8)	10	(23)	(48)	(71)	128	128	256
Income tax (charge)/credit	7	(5)	(8)	(13)	7	14	21	(36)	17	(19)
(Loss)/profit for the year		13	(16)	(3)	(16)	(34)	(50)	92	145	237

(Loss)/profit attributable to:
Equity holders				(3)			(50)			237
Non-controlling interests				—			—			—
(Loss)/profit for the year				(3)			(50)			237

(Loss)/earnings per share
Basic and diluted (loss)/earnings per share attributable to equity holders	8			$(0.05)			$(0.12)			$0.38

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2024	2023	2022
	Note	$’m	$’m	$’m
(Loss)/profit for the year		(3)	(50)	237
Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the year		10	8	10
		10	8	10
Effective portion of changes in fair value of cash flow hedges
– New fair value adjustments into reserve		19	(76)	31
– Movement out of reserve to income statement		(4)	12	(3)
– Movement in deferred tax		(2)	4	14
		13	(60)	42
Items that will not be reclassified to income statement
– Remeasurement of employee benefit obligations	21	(3)	(16)	35
– Deferred tax movement on employee benefit obligations		1	4	(10)
		(2)	(12)	25
Total other comprehensive income/(expense) for the year		21	(64)	77

Total comprehensive income/(expense) for the year		18	(114)	314

Attributable to:
Equity holders		18	(114)	314
Non-controlling interests		—	—	—
Total comprehensive income/(expense) for the year		18	(114)	314

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2024	2023
	Note	$’m	$’m
Non-current assets
Intangible assets	10	1,223	1,382
Property, plant and equipment	11	2,480	2,628
Derivative financial instruments	20	2	—
Deferred tax assets	13	64	62
Employee benefit assets	21	10	22
Other non-current assets	12	53	70
		3,832	4,164
Current assets
Inventories	14	382	469
Trade and other receivables*	15	332	278
Contract assets	16	251	259
Income tax receivable*		35	44
Derivative financial instruments	20	20	12
Cash, cash equivalents and restricted cash	17	610	443
		1,630	1,505
TOTAL ASSETS		5,462	5,669

Equity attributable to owners of the parent
Equity share capital	18	267	267
Share premium	18	5,989	5,989
Other reserves	25	(5,660)	(5,687)
Retained earnings		(738)	(469)
		(142)	100
Non-controlling interests		6	6
TOTAL EQUITY		(136)	106

Non-current liabilities
Borrowings	20	3,797	3,640
Employee benefit obligations	21	154	169
Derivative financial instruments	20	21	52
Deferred tax liabilities	13	141	136
Other liabilities and provisions	22	37	44
		4,150	4,041
Current liabilities
Borrowings	20	105	94
Interest payable		19	14
Derivative financial instruments	20	32	32
Trade and other payables	23	1,250	1,317
Income tax payable		28	28
Provisions	22	14	37
		1,448	1,522
TOTAL LIABILITIES		5,598	5,563
TOTAL EQUITY and LIABILITIES		5,462	5,669

*Prior period Income tax receivable which had been included in Trade and other receivables previously has been reclassified to conform to the current year presentation.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
							Non-
	Share	Share	Treasury	Other	Retained		controlling	Total
	capital	premium	shares	reserves	earnings	Total	interests	equity
	$’m	$’m	$'m	$’m	$’m	$’m	$’m	$’m
	Note 18	Note 18		Note 25
At January 1, 2022	7	5,992	—	(5,593)	(120)	286	—	286
Profit for the year	—	—	—	—	237	237	—	237
Total other comprehensive income for the year	—	—	—	52	25	77	—	77
Hedging gains transferred to cost of inventory	—	—	—	(116)	—	(116)	—	(116)
Transactions with owners in their capacity as owners
Shares acquired by AMPSA (Treasury shares)	—	—	(35)	—	—	(35)	—	(35)
Cancellation of Treasury shares	—	—	35	—	(35)	—	—	—
Preferred shares issued	260	(3)	—	—	—	257	—	257
Dividends	—	—	—	—	(251)	(251)	—	(251)
At December 31, 2022	267	5,989	—	(5,657)	(144)	455	—	455

At January 1, 2023	267	5,989	—	(5,657)	(144)	455	—	455
Loss for the year	—	—	—	—	(50)	(50)	—	(50)
Total other comprehensive expense for the year	—	—	—	(52)	(12)	(64)	—	(64)
Hedging losses transferred to cost of inventory	—	—	—	29	—	29	—	29
Transactions with owners in their capacity as owners
NOMOQ acquisition (Note 11)	—	—	—	(7)	—	(7)	6	(1)
Dividends (Note 26)	—	—	—	—	(263)	(263)	—	(263)
At December 31, 2023	267	5,989	—	(5,687)	(469)	100	6	106

At January 1, 2024	267	5,989	—	(5,687)	(469)	100	6	106
Loss for the year	—	—	—	—	(3)	(3)	—	(3)
Total other comprehensive income/(expense) for the year	—	—	—	23	(2)	21	—	21
Hedging losses transferred to cost of inventory	—	—	—	2	—	2	—	2
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 22)	—	—	—	2	—	2	—	2
Dividends (Note 26)	—	—	—	—	(264)	(264)	—	(264)
At December 31, 2024	267	5,989	—	(5,660)	(738)	(142)	6	(136)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2024	2023	2022
	Note	$’m	$’m	$’m
Cash flows from operating activities
Cash generated from operations	24	659	814	322
Net interest paid		(189)	(174)	(123)
Settlement of foreign currency derivative financial instruments		8	(10)	41
Income tax paid		(28)	(14)	(35)
Net cash from operating activities		450	616	205

Cash flows used in investing activities
Purchase of property, plant and equipment		(167)	(368)	(585)
Purchase of intangible assets		(20)	(11)	(11)
Proceeds from disposal of property, plant and equipment		8	1	1
Net cash used in investing activities		(179)	(378)	(595)

Cash flows (used in)/from financing activities
Proceeds from borrowings	20	517	79	709
Repayment of borrowings	20	(229)	(83)	(110)
Lease payments		(97)	(78)	(59)
Dividends paid	26	(264)	(263)	(251)
Deferred debt issue costs paid		(8)	(3)	(11)
Proceeds from ordinary share issuance, net of costs		—	—	(1)
Proceeds from preferred share issuance, net of costs		—	—	257
Treasury shares purchased		—	—	(35)
Net cash (outflow)/inflow from financing activities		(81)	(348)	499

Net increase/(decrease) in cash, cash equivalents and restricted cash		190	(110)	109

Cash, cash equivalents and restricted cash at the beginning of the year	17	443	555	463
Exchange losses on cash, cash equivalents and restricted cash		(23)	(2)	(17)
Cash, cash equivalents and restricted cash at the end of the year	17	610	443	555

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Approximately 76% of the issued ordinary shares and 100% of the issued preferred shares of the Company are indirectly held by Ardagh Group S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”). The Board of Directors of AMPSA (the “Board”) is aware of a previously announced review of the capital structure of the Ardagh Group. The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. At December 31, 2024, AMPSA operated 23 production facilities in Europe and the Americas, employed approximately 6,300 people and recorded revenues of $4.9 billion.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating subsidiaries forming the Group are listed in note 27.

The material accounting policies that have been applied to the consolidated financial statements are described in note 3.

2.  Statement of directors’ approval

The consolidated financial statements were approved for issue by the Board on February 25, 2025.

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

Ardagh Metal Packaging S.A.

The consolidated financial statements are presented in U.S. dollar, rounded to the nearest million, and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and Earnout Shares (as defined in note 22) are stated at fair value;
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

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

Going concern

At the date that the consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least December 31, 2025. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and the separate and distinct AMPSA capital structure and aspects outlined in note 1, and as a result, it is the Board’s judgment that it is appropriate to prepare the consolidated financial statements using the going concern basis.

Recently adopted accounting standards and changes in accounting policies

The Group adopted the new disclosure requirements introduced by Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements, effective for the annual reporting period beginning on or after January 1, 2024. Please refer to notes 19 and 23 for further details.

The Group also updated note 4 to address the recently issued IFRIC Interpretations Committee Agenda Decision – Disclosures of Revenues and Expenses for Reportable Segments (IFRS 8 Operating Segments).

The impact of other new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2024 have been assessed by the Board as not having had a material impact on the Group.

Ardagh Metal Packaging S.A.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards on the consolidated financial statements, which are not yet effective and which have not been early adopted by the Group, including the recently issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ and Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity, on the consolidated financial statements is on-going.

Basis of consolidation

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

(i)	Non-controlling interests

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

(iii)  Transactions with Ardagh Group S.A. and its subsidiaries

      Any unsettled intercompany balances between the Group and the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

Ardagh Metal Packaging S.A.

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

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign operation (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below.

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

Ardagh Metal Packaging S.A.

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

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Buildings	20 – 40 years
Plant, machinery and other	3 – 20 years
Dunnage and other	3 – 10 years

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

The recoverable amount of other assets is the greater of their fair value less costs to dispose and value in use. In assessing fair value less costs to dispose, management uses a market approach, applying a multiple to Adjusted EBITDA for the year ended December 31, 2024. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the

Ardagh Metal Packaging S.A.

risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash, cash equivalents and restricted cash, borrowings, trade and other payables, and the Private and Public Warrants and Earnout Shares (as defined in note 22). Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Fair value measurement

The Group measures derivative financial instruments, pension assets and Private and Public Warrants and Earnout Shares at fair value at each reporting date. Fair value related disclosures for assets and liabilities that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

●	Disclosures of valuation methods, significant estimates and assumptions (notes 20 and 21)

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

The Group usually enters into framework agreements with its customers, which establish the terms and conditions for subsequent individual purchase orders for our goods and services. In the context of the revenue recognition standard IFRS 15 ‘Revenue from Contracts with Customers’, an enforceable contract identifies each party’s enforceable rights regarding the goods or services to be transferred. The Group has concluded that under this accounting standard only individual purchase orders meet such definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The payment terms of the Group are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The Group has concluded that it has such enforceable right to payment

Ardagh Metal Packaging S.A.

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

Segment reporting

The Board and Chief Financial Officer have been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting regularly provided to the CODM in order to allocate resources to the segment and assess its performance.

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

Ardagh Metal Packaging S.A.

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

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in management’s definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation

Ardagh Metal Packaging S.A.

of Financial Statements’, which permits the inclusion of line items and subtotals that improve the understanding of performance.

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

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the loss or profit for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of (loss)/profit for the year to Adjusted EBITDA

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
(Loss)/profit for the year	(3)	(50)	237
Income tax charge/(credit) (note 7)	13	(21)	19
Net finance expense/(income) (note 6)	192	147	(80)
Depreciation and amortization (notes 10, 11)	449	418	359
Exceptional operating items (note 5)	21	106	90
Adjusted EBITDA	672	600	625

The segment results for the year ended December 31, 2024 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,161	2,747	4,908
Adjusted EBITDA	257	415	672
Capital expenditure	76	103	179
Segment assets	2,589	2,873	5,462

Ardagh Metal Packaging S.A.

The segment results for the year ended December 31, 2023 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,030	2,782	4,812
Adjusted EBITDA	211	389	600
Capital expenditure	155	223	378
Segment assets	2,648	3,021	5,669

The segment results for the year ended December 31, 2022 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,963	2,726	4,689
Adjusted EBITDA	200	425	625
Capital expenditure	213	382	595
Segment assets	2,754	3,111	5,865

One customer accounted for greater than 10% of total revenue in 2024 (2023: one; 2022: one).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non-current assets, employee benefit assets, inventories, contract assets, trade and other receivables, income tax receivable and cash, cash equivalents, and restricted cash. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in note 3.

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended December 31,
	2024	2023	2022
Revenue	$’m	$’m	$’m
U.S.	2,122	2,307	2,181
U.K.	509	495	385

The revenue above is attributed to countries on a destination basis.

Non-current assets, excluding derivative financial instrument assets, taxes, employee benefit assets and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 47% (2023: 44%), Brazil 17% (2023: 17%) and Germany 13% (2023: 12%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $nil (2023: $nil, 2022: $nil) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2023: $nil).

Ardagh Metal Packaging S.A.

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

Disaggregation of revenue

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,134	3	24	2,161
Americas	—	2,295	452	2,747
Group	2,134	2,298	476	4,908

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,010	7	13	2,030
Americas	–	2,311	471	2,782
Group	2,010	2,318	484	4,812

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,937	10	16	1,963
Americas	–	2,178	548	2,726
Group	1,937	2,188	564	4,689

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
Over time	3,876	3,831	3,747
Point in time	1,032	981	942
Total	4,908	4,812	4,689

Ardagh Metal Packaging S.A.

5.  Exceptional items

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
Start-up related and other costs	24	36	67
Impairment (reversal)/charge - property, plant and equipment	(4)	18	—
Restructuring (credit)/charge	(4)	38	—
Exceptional items – cost of sales	16	92	67
Transaction-related and other costs	5	14	23
Exceptional items – SG&A expenses	5	14	23
Exceptional finance income	(13)	(58)	(218)
Exceptional items – finance income	(13)	(58)	(218)
Exceptional income tax charge/(credit) (note 7)	8	(14)	(17)
Total exceptional items, net of tax	16	34	(145)

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2024

A net charge of $16 million has been recognized as exceptional items for the year ended December 31, 2024, primarily comprising:

●	$24 million start-up related and other costs in the Americas ($15 million) and in Europe ($9 million), primarily relating to the Group’s investment programs.
●	A $4 million credit relating to property, plant and equipment in Whitehouse, Ohio, which was disposed of or re-distributed for use elsewhere in the Americas operating network during the year resulting in a part-reversal of the impairment charge previously recognized in respect of the plant closure completed in February 2024.
●	A $4 million credit primarily relating to restructuring costs provided for in the prior year for the closure of the Whitehouse facility has also been recognized, in respect of costs no longer expected to be incurred.
●	$5 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$13 million exceptional finance income primarily relates to a gain on movements in the fair market values of the Earnout Shares, Private and Public Warrants.
●	Tax charges of $8 million have been incurred relating to the above exceptional items.

2023

A net charge of $34 million has been recognized as exceptional items for the year ended December 31, 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.
●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion

Ardagh Metal Packaging S.A.

to an aluminum only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $14 million have been incurred relating to the above exceptional items.

2022

A net credit of $145 million has been recognized as exceptional items for the year ended December 31, 2022, primarily comprising:

●	$67 million start-up related and other costs in the Americas ($40 million) and in Europe ($27 million), primarily relating to the Group’s investment programs.
●	$23 million transaction-related and other costs, primarily comprised of $14 million of professional advisory fees and other costs in relation to transformation initiatives, and $9 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$218 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $242 million on the Earnout Shares, Private and Public Warrants, partly offset by a foreign currency loss of $22 million thereon.
●	Tax credits of $17 million have been incurred relating to the above exceptional items.

6.  Net finance expense/(income)

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
Senior Facilities interest expense*	140	132	113
Net pension interest cost (note 21)	5	5	3
Lease interest cost	25	24	12
Foreign currency translation losses	—	6	3
(Gains)/losses on derivative financial instruments	(5)	2	—
Other net finance expense	40	36	7
Net finance expense before exceptional items	205	205	138
Exceptional finance income (note 5)	(13)	(58)	(218)
Net finance expense/(income)	192	147	(80)

*Includes interest related to Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

Ardagh Metal Packaging S.A.

During the year ended December 31, 2024, the Group recognized $25 million (2023: $24 million) of interest paid related to lease liabilities in cash used in operating activities in the consolidated statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangements.

7.  Income tax

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
Current tax:
Current tax for the year	17	31	32
Adjustments in respect of prior years	(5)	(28)	2
Total current tax	12	3	34
Deferred tax:
Deferred tax for the year	(2)	(27)	(14)
Adjustments in respect of prior years	3	3	(1)
Total deferred tax	1	(24)	(15)
Income tax charge/(credit)	13	(21)	19

Reconciliation of income tax charge/(credit) and the profit/(loss) before tax multiplied by the domestic tax rate of the Group for 2024, 2023 and 2022 is as follows:

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
Profit/(loss) before tax	10	(71)	256
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94%	2	(18)	64
Tax losses for which no deferred income tax asset was recognized	14	25	14
Adjustment in respect of prior years	(2)	(25)	1
Income subject to state and other local income taxes	5	6	8
Income taxed at rates other than standard tax rates	(10)	(13)	(59)
Non-deductible & other items	4	4	(9)
Income tax charge/(credit)	13	(21)	19

The total income tax charge/(credit) outlined above for each year includes a tax charge of $8 million in 2024 (2023: $14 million credit; 2022: $17 million credit) in respect of exceptional items, being the tax effect of the items set out in note 5.

Tax losses for which no deferred income tax asset was recognized relates to net operating losses and the carry-forward of interest expense in certain jurisdictions. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings and includes the non-taxable gain on movements in the fair market values on the Earnout Shares, Public Warrants and Private Warrants.

Adjustment in respect of prior years in the year ended December 31, 2023 includes tax credits of $29 million arising from a favorable Superior Court of Justice ruling in Brazil.

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Ardagh Metal Packaging S.A. is incorporated, and is effective since January 1,

Ardagh Metal Packaging S.A.

2024. The Group applies the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. As the Group is expected to qualify for Pillar Two transitional safe harbor exemptions in all jurisdictions in which the Group operates, no current tax expense related to Pillar Two top-up tax has been accrued in the financial year ended December 31, 2024. The Group is continuing to assess any future exposure to the Pillar Two legislation.

8. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the (loss)/profit attributable to equity holders by the weighted average number of shares outstanding during the year.

The following table reflects the income statement (loss)/profit and share data used in the basic EPS calculations:

	Year ended December 31,
	2024	2023	2022
	$'m	$'m	$'m
(Loss)/profit attributable to equity holders as presented in the income statement	(3)	(50)	237
Less: Dividends on preferred shares (see note 26)	(24)	(24)	(11)
(Loss)/profit attributable to equity holders used in calculating earnings per share	(27)	(74)	226
Weighted average number of ordinary shares for EPS (millions)*	597.7	597.6	601.0
(Loss)/earnings per share	$(0.05)	$(0.12)	$0.38

*The weighted average number of ordinary shares included in the computation of basic and diluted earnings per share has been adjusted to exclude ordinary shares repurchased and held by the Company as treasury shares. The number of ordinary shares so held at the reporting date is detailed in note 18.

Diluted (loss)/earnings per share is consistent with basic (loss)/earnings per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 18 for any details of transactions involving ordinary shares for the years ended December 31, 2024 and 2023.

There have been no material transactions involving ordinary shares between the reporting date and the authorization of these consolidated financial statements.

9.  Employee costs

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
Wages and salaries	470	425	334
Social security costs	115	106	91
Defined benefit plan pension costs (note 21)	11	10	13
Defined contribution plan pension costs (note 21)	21	19	17
Group employee costs	617	560	455

Ardagh Metal Packaging S.A.

	At December 31,
Employees	2024	2023	2022
Europe	3,472	3,497	3,420
Americas	2,858	2,940	2,899
Group	6,330	6,437	6,319

10.  Intangible assets

	Goodwill	Customer relationships	Technology and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2023	976	476	8	13	1,473
Additions	—	—	12	3	15
Acquisition	4	—	2	—	6
Amortization charge	—	(134)	(2)	(7)	(143)
Transfers	—	—	(10)	10	—
Exchange*	19	10	—	2	31
At December 31, 2023	999	352	10	21	1,382

Cost	999	1,373	50	51	2,473
Accumulated amortization and impairment losses	—	(1,021)	(40)	(30)	(1,091)
Net book value at December 31, 2023	999	352	10	21	1,382

Net book value at January 1, 2024	999	352	10	21	1,382
Additions	—	—	10	14	24
Amortization charge	—	(129)	(3)	(8)	(140)
Exchange	(33)	(8)	(1)	(1)	(43)
At December 31, 2024	966	215	16	26	1,223

Cost	966	1,328	57	62	2,413
Accumulated amortization and impairment losses	—	(1,113)	(41)	(36)	(1,190)
Net book value at December 31, 2024	966	215	16	26	1,223

*The prior period amount has been reclassified to conform to the current year presentation.

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a startup digital can printer based in Zurich, Switzerland. Goodwill of $4 million was recognized in respect of this acquisition. See note 11 for further details.

In 2022, the Ardagh Group and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the

Ardagh Metal Packaging S.A.

returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share. In the year ended December 31, 2024, AMPSA capitalized costs associated with the development of the Joint IT Assets of approximately $4 million (2023: $5 million). The Joint IT Asset agreement is accounted for as a joint operation.

Impairment

The Group has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment at December 31, 2024 in accordance with IAS 36 ‘Impairment of Assets’. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the intangible assets of the Group at December 31, 2024.

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

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the groups of CGUs to which goodwill is allocated and tested for impairment, is set out below:

	At December 31,
	2024	2023
	$’m	$’m
Europe	527	560
Americas	439	439
Total goodwill	966	999

Impairment test for goodwill

The Group performs its impairment test of goodwill annually or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its annual goodwill impairment testing.

In assessing FVLCD, we have used a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended December 31, 2024. The multiple used is based on both AMPSA and comparable companies’ equity valuations and was further adjusted for disposal costs. The valuation is considered to be level 2 in the fair value hierarchy.

Ardagh Metal Packaging S.A.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended December 31, 2024, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS 36 are not required.

11.  Property, plant and equipment

		Plant,
	Land and	machinery	Dunnage
	buildings	and other	and other	Total
	$'m	$'m	$'m	$'m

Net book value at January 1, 2023	488	1,803	99	2,390
Additions	175	292	26	493
Acquisitions	—	4	—	4
Disposals*	(4)	(2)	—	(6)
Impairment	—	(18)	—	(18)
Depreciation charge	(71)	(174)	(30)	(275)
Exchange*	7	31	2	40
At 31 December 2023	595	1,936	97	2,628

Cost	842	2,695	210	3,747
Accumulated depreciation and impairment losses	(247)	(759)	(113)	(1,119)
Net book value at December 31, 2023	595	1,936	97	2,628

Net book value at January 1, 2024	595	1,936	97	2,628
Additions	83	114	15	212
Disposals	(7)	(6)	—	(13)
Impairment reversal	—	4	—	4
Depreciation charge	(86)	(192)	(31)	(309)
Transfers**	45	(48)	3	—
Exchange	(9)	(32)	(1)	(42)
At 31 December 2024	621	1,776	83	2,480

Cost	927	2,666	218	3,811
Accumulated depreciation and impairment losses	(306)	(890)	(135)	(1,331)
Net book value at December 31, 2024	621	1,776	83	2,480

*The prior period amount has been reclassified to conform to the current year presentation.

**Transfers during the year relate to the final categorization of assets which were under construction in relation to certain business growth projects in the Americas.

Disposals in the year primarily relate to the sale of property, plant and equipment in Whitehouse, Ohio, for a consideration of $8 million, and the termination of warehouse leases in Europe.

Ardagh Metal Packaging S.A.

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG, a startup digital can printer based in Zurich, Switzerland, for an initial consideration of €15 million. Net of €15 million cash acquired, the transaction did not result in a cash outflow for the Group. These consolidated financial statements include management’s completed allocation of the fair values of assets acquired and liabilities assumed.

Depreciation expense of $298 million (2023: $257 million; 2022: $206 million) has been charged in cost of sales and $11 million (2023: $18 million; 2022: $15 million) in sales, general and administration expenses.

Construction in progress at December 31, 2024 was $244 million (2023: $447 million).

Included in property, plant and equipment is an amount for land of $76 million (2023: $51 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2023: $nil).

Impairment

In the year ended December 31, 2023, an impairment charge of $18 million was recognized ($9 million Americas and $9 million Europe). Following the disposal of the property, plant and equipment in the Whitehouse, Ohio, in addition to the re-distribution of certain of the plant and machinery to other facilities in the Group’s operating network during the year ended December 31, 2024, a $4 million part-reversal of the prior year Americas impairment charge was recognized.

The Group has considered the carrying value of the property, plant and equipment at December 31, 2024 and assessed the indicators of impairment in accordance with IAS 36. No such indicators of impairment were identified.

The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the property, plant and equipment of the Group at December 31, 2024.

Right of use assets — Net book value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

		Plant,	Dunnage
	Land and	machinery	and
	buildings	and other	other	Total
Net book value at December 31,	$’m	$’m	$’m	$’m
2024	115	238	32	385
2023	153	223	36	412

The decrease in the net book value of the right-of-use assets at December 31, 2024 to $385 million is primarily the result of a depreciation charge of $92 million, comprised of land and buildings ($63 million), plant and machinery ($22 million) and dunnage and other ($7 million), exchange losses of $5 million and disposals of $3 million, partly offset by total additions during the year to the right-of-use assets of $73 million.

The increase in the net book value of the right-of-use assets at December 31, 2023 to $412 million was primarily the result of total additions during the year to the right-of-use assets of $163 million, acquisitions of $1 million and exchange gains of $3 million, offset by a depreciation charge of $78 million, comprised of land and buildings ($52 million), plant and machinery ($19 million) and dunnage and other ($7 million) and disposals of $4 million.

Ardagh Metal Packaging S.A.

The Group incurred variable lease expense of $45 million for the year ended December 31, 2024 (2023: $40 million, 2022: $38 million) primarily related to warehouse leases.

Capital commitments

The Group had contracted capital commitments in relation to property, plant and equipment for the year ended December 31, 2024, of $92 million (2023: $124 million, 2022: $303 million).

12. Non-current assets

	Year ended December 31,
	2024	2023
	$’m	$’m
Customer receivables	36	29
Indirect tax assets	17	41
	53	70

During the year ended December 31, 2023, a customer of the Group in Brazil, Grupo Petrópolis, filed for a court-supervised reorganization. This process concluded in October 2023 and as a result of the terms and conditions negotiated between the parties and subsequently ratified by the Brazilian court, the Group de-recognized the amount receivable from Grupo Pétropolis previously held in trade and other receivables and recognized a non-current customer receivable, initially measured at fair value in accordance with IFRS 9 'Financial Instruments'. Other non-current customer receivables include amounts recognized in respect of other contractual arrangements.

Non-current indirect taxes principally include indirect tax credits arising in the Americas which are expected to be utilized after more than one year from the reporting date.

13.  Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$’m	$’m	$’m
At January 1, 2022	166	(302)	(136)
Credited/(charged) to the income statement (note 7)	75	(60)	15
(Charged)/credited to other comprehensive income	(21)	25	4
Exchange	(4)	17	13
At December 31, 2022	216	(320)	(104)
Credited/(charged) to the income statement (note 7)	60	(36)	24
Charged to other comprehensive income	4	4	8
Exchange	3	(5)	(2)
At December 31, 2023	283	(357)	(74)
(Charged)/credited to the income statement (note 7)	(6)	5	(1)
(Charged)/credited to other comprehensive income	(3)	2	(1)
Exchange	(6)	5	(1)
At December 31, 2024	268	(345)	(77)

Ardagh Metal Packaging S.A.

The components of deferred tax assets and liabilities are as follows:

	At December 31,
	2024	2023
	$’m	$’m
Tax losses	53	39
Employee benefit obligations	19	23
Depreciation timing differences (including leases)	123	147
Provisions	29	29
Other	44	45
	268	283
Available for offset	(204)	(221)
Deferred tax assets	64	62
Intangible assets	(85)	(101)
Accelerated depreciation and other fair value adjustments (including leases)	(246)	(240)
Other	(14)	(16)
	(345)	(357)
Available for offset	204	221
Deferred tax liabilities	(141)	(136)

The tax (charge)/credit recognized in the consolidated income statement is analyzed as follows:

	Year ended
	December 31,
	2024	2023	2022
	$’m	$’m	$’m
Tax losses	16	14	15
Employee benefit obligations	(1)	3	3
Depreciation timing differences (including leases)	(21)	26	38
Provisions	—	(3)	8
Other deferred tax assets	—	20	11
Intangible assets	14	10	13
Accelerated depreciation and other fair value adjustments (including leases)	(8)	(49)	(68)
Other deferred tax liabilities	(1)	3	(5)
	(1)	24	15

Deferred tax assets are only recognized on tax loss carry forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. Included within deferred tax assets is an asset of $25 million recognized in respect of tax losses in Switzerland. This asset has been recognized as a result of the Group forecasting sufficient taxable profits over the foreseeable future against which this asset will be realized.

The Group did not recognize deferred tax assets of $675 million (2023: $155 million, 2022: $17 million) in respect of tax losses arising in certain of the Group’s subsidiary entities of $2.9 billion (2023: $729 million, 2022: $120 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization. These losses include $30 million losses which do not expire, $64 million which expire between 2029 and 2031, and $2.8 billion which expires between 2038 and 2041 under current tax legislation.

Ardagh Metal Packaging S.A.

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

14.  Inventories

	At December 31,
	2024	2023
	$’m	$’m
Raw materials and consumables	244	300
Work-in-progress	3	3
Finished goods	135	166
	382	469

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (note 20). There were no drawings under this facility at December 31, 2024 (2023: $nil).

The amounts recognized as a write-down in inventories or as a reversal of a write-down for the year ended December 31, 2024 were not material (2023: not material).

At December 31, 2024, the hedging loss included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold is $1 million (2023: gain of $1 million).

15.  Trade and other receivables

	At December 31,
	2024	2023
	$’m	$’m
Trade receivables	224	181
Other receivables and prepayments*	106	96
Related party receivables (note 27)	2	1
	332	278

Other receivables and prepayments include non-financial assets of $53 million (2023: $46 million*) including value added tax recoverable of $45 million (2023: $36 million).

*Prior period Income tax receivable which had been included in Other receivables and prepayments previously has been reclassified on the consolidated statement of financial position to conform to the current year presentation.

The fair values of trade and other receivables approximate the amounts shown above.

Ardagh Metal Packaging S.A.

Movements on the provisions for impairment of trade receivables are as follows:

	2024	2023
	$'m	$'m
At January 1,	3	4
Provision for receivables impairment	7	8
Receivables written off during the year as uncollectible	—	(9)
At December 31,	10	3

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

At December 31, 2024, trade receivables of $9 million (2023: $22 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	At December 31,
	2024	2023
	$'m	$'m
Up to three months past due	8	11
Three to six months past due	—	3
Over six months past due	1	8
	9	22

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $620 million were sold under these programs at December 31, 2024 (December 31, 2023: $643 million).

Ardagh Metal Packaging S.A.

16.  Contract assets

The following table provides information about significant changes in contract assets:

	2024	2023
	$’m	$’m
At January 1,	259	239
Transfers from contract assets recognized at beginning of year to receivables	(254)	(234)
Increases as a result of new contract assets recognized during the year	256	249
Other (including exchange)	(10)	5
Balance as at December 31,	251	259

17.  Cash, cash equivalents and restricted cash

	At December 31,
	2024	2023
	$’m	$’m
Cash at bank and in hand	214	324
Short term bank deposits	388	110
Restricted cash	8	9
	610	443

18.  Equity share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At December 31, 2023	597.6	267	5,989
Share issuance	0.1	—	—
At December 31, 2024	597.7	267	5,989

There were no material share transactions for the year ended December 31, 2024.

The authorized share capital of the Company is set at one billion euro and zero cents (€1,000,000,000), divided into up to one hundred billion (100,000,000,000) shares (the “Shares”) represented by ordinary shares and preferred shares.

19.  Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital structure risk, interest rate risk, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flows and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and

Ardagh Metal Packaging S.A.

medium term funding. The Group also aims to maintain a strong statement of financial position and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

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

The Group’s long-term liquidity needs primarily relate to the Group’s growth investment program and the servicing of its debt obligations. Management expect to satisfy the Group’s future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance the Group’s debt obligations in advance of their respective maturity. The Group generates substantial cash flow from operations on an annual basis. The Group had $610 million in cash, cash equivalents and restricted cash at December 31, 2024 (2023: $443 million), as well as available but undrawn liquidity of $353 million (2023: $369 million) under its credit facilities (note 20).

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA (see note 4). As at December 31, 2024 the ratio was 4.9x (2023: 5.5x).

Interest rate risk

At December 31, 2024, the interest on the Group’s senior facilities was 92% (2023: 100%) fixed, with a weighted average interest rate of 4.1% (2023: 3.8%). An increase of one percentage point in variable interest rates would not have a material impact on shareholders’ equity at December 31, 2024 (2023: no material impact).

Currency exchange risk

The Group presents its consolidated financial statements in U.S. dollar. The functional currency of the Company is the euro.

At December 31, 2024, the Group operated 23 production facilities in 9 countries, across three continents and its main currency exposure in the year then ended, from the euro functional currency, was in relation to the U.S. dollar, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognized assets and liabilities.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2024 rate would decrease shareholders’ equity by approximately $4 million (2023: $5 million decrease).

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

Our preferred commodity price risk management mechanism is the use of pass through provisions in our sales contracts. Where we do not have such pass through provisions, we use fixed price supply or derivative agreements to manage commodity price risk. We depend on an active liquid market and available credit lines with suppliers and banks to cover this risk. Our risk management practices are dependent on robust hedging policies and procedures.

Energy price has been exposed to increased volatility in recent years. Where energy pass through provisions in our contracts do not exist, the Group’s policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of the anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of the Group’s anticipated energy supplies. The Group does not trade nor look to profit from such activities. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts. Any natural gas and electricity which is not purchased under forward fixed price arrangements is purchased under index tracking contracts or at spot prices. Where entering forward fixed price arrangements with suppliers is not practical, the Group may use derivative contracts with counterparty banks to cover the risk.

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

Ardagh Metal Packaging S.A.

of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made where deemed necessary and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2024, the ten largest customers of the Group accounted for approximately 57% of total revenues (2023: 55%; 2022: 57%). There is no recent history of default with these customers.

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

As described in note 23, the Group has access to independent third-party payable processors. The third-party payable processors are in good financial condition. Based on the total amount of trade payables that are part of the processing and the increase in payment terms compared to comparable payables that are not included, the impact on the Group´s liquidity is not significant.

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

Ardagh Metal Packaging S.A.

20.  Financial assets and liabilities

At December 31, 2024, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	468	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	519	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	280	–
Global Asset Based Loan Facility	USD	272	06-Aug-26	Revolving	–	–	272
Bradesco Facility	BRL	500	30-Sep-28	Bullet	–	–	81
Lease obligations	Various	–	Various	Amortizing	–	374	–
Other borrowings	Various	–	Rolling	Amortizing	–	42	–
Total borrowings						3,933	353
Deferred debt issue costs						(31)	–
Net borrowings						3,902	353
Cash, cash equivalents and restricted cash						(610)	610
Derivative financial instruments used to hedge foreign currency and interest rate risk						13	–
Net debt / available liquidity						3,305	963

The Group’s net borrowings of $3,902 million (2023: $3,734 million) are classified as non-current liabilities of $3,797 million (2023: $3,640 million) and current liabilities of $105 million (2023: $94 million) in the consolidated statement of financial position at December 31, 2024.

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

Ardagh Metal Packaging S.A.

At December 31, 2023 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	497	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	553	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	369	06-Aug-26	Revolving	–	-	369
Lease obligations	Various	–	Various	Amortizing	–	408	–
Other borrowings	Various	–	Rolling	Amortizing	–	54	–
Total borrowings						3,762	369
Deferred debt issue costs						(28)	–
Net borrowings						3,734	369
Cash, cash equivalents and restricted cash						(443)	443
Derivative financial instruments used to hedge foreign currency and interest rate risk						21	–
Net debt / available liquidity						3,312	812

The following table summarizes movement in the Group’s net debt:

	At December 31,
	2024	2023
	$’m	$’m
Net (increase)/decrease in cash, cash equivalents and restricted cash per consolidated statement of cash flows*	(167)	112
Increase in net borrowings and derivative financial instruments	160	163
(Decrease)/increase in net debt	(7)	275
Net debt at January 1,	3,312	3,037
Net debt at December 31,	3,305	3,312

*Includes exchange losses on cash, cash equivalents and restricted cash

The decrease in net debt primarily includes repayments of borrowings of $229 million (2023: $83 million), an increase in cash, cash equivalents and restricted cash of $167 million (2023: decrease of $112 million), foreign exchange gains of $83 million (2023: losses of $37 million), a net decrease in lease obligations of $34 million (2023: increase of $81 million), fair value gains on derivative financial instruments of $8 million (2023: losses of $21 million) and a net increase of deferred debt issue costs of $3 million (2023: decrease of $10 million), which is partly offset by proceeds from borrowings of $517 million (2023: $94 million, of which $15 million was a non-cash transaction relating to a supplier credit arrangement in the Americas) and acquisition of borrowings of $nil (2023: $3 million).

Ardagh Metal Packaging S.A.

Maturity profile

The maturity profile of the Group’s total borrowings is as follows:

	At December 31,
	2024	2023
	$’m	$’m
Within one year or on demand	105	94
Between one and three years	755	175
Between three and five years	3,017	1,791
Greater than five years	56	1,702
Total borrowings	3,933	3,762
Deferred debt issue costs	(31)	(28)
Net borrowings	3,902	3,734

Included within total borrowings between one and three years and between three and five years is the Group’s Senior Facilities of $3,517 million (2023: $3,300 million).

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	At December 31,
	2024	2023
	$’m	$’m
Not later than one year	110	99
Later than one year and not later than five years	268	285
Later than five years	66	110
	444	494

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At December 31, 2024	$’m	$’m	$’m
Within one year or on demand	270	32	1,170
Between one and three years	1,049	20	—
Between three and five years	3,181	1	—
Greater than five years	67	—	—

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At December 31, 2023	$’m	$’m	$’m
Within one year or on demand	244	32	1,240
Between one and three years	458	41	—
Between three and five years	1,994	11	—
Greater than five years	1,761	—	—

Ardagh Metal Packaging S.A.

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2024	$'m	$'m	$'m	$'m
Senior Facilities*	3,517	(28)	3,489	3,173
Other borrowings	42	(3)	39	42
	3,559	(31)	3,528	3,215

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2023	$'m	$'m	$'m	$'m
Senior Facilities*	3,300	(23)	3,277	2,885
Other borrowings	54	(5)	49	54
	3,354	(28)	3,326	2,939

*Includes Senior Secured Green Notes, Senior Green Notes and a Senior Secured Term Loan.

Earnout Shares and Private and Public Warrants

Please refer to note 22 for further details about the recognition and measurement of the Earnout Shares as well as the Private and Public Warrants.

Financing activity

2024

On October 7, 2024, AMPSA entered into a new credit facility with Banco Bradesco S.A. in Brazil (the “Bradesco Facility”) for BRL500 million (approximately $90 million at the exchange rate applicable on that date). Until September 30, 2025, the Bradesco Facility can be drawn for a period of three years and when drawn, partial security would be provided over the equity interests of certain AMPSA subsidiaries.

On September 24, 2024, AMPSA and certain of its subsidiaries entered into an agreement for a new €269 million ($300 million equivalent) senior secured term loan facility (the “Senior Secured Term Loan”) with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P.. The Senior Secured Term Loan matures in September 2029 and is secured on a pari passu basis alongside the Senior Secured Green Notes maturing in 2027 and 2028.

The decrease in lease obligations from $408 million at December 31, 2023 to $374 million at December 31, 2024, primarily reflects $97 million of principal repayments, $6 million of foreign currency movements and $3 million of disposals of lease assets, partly offset by $72 million of new lease liabilities (including a lease liability payable to the Ardagh Group of $3 million) during the year ended December 31, 2024.

At December 31, 2024 the Group had no cash drawings on the Global Asset Based Loan facility, which has a maximum cash capacity available to draw down of $363 million when fully collateralized. At December 31, 2024, working capital collateralization limited the available borrowing base to $272 million.

Ardagh Metal Packaging S.A.

2023

Lease obligations at December 31, 2023 of $408 million (December 31, 2022: $327 million), primarily reflects $158 million of new lease liabilities and $5 million of foreign currency movements, partly offset by $78 million of principal repayments and $4 million of disposals of lease assets during the year ended December 31, 2023.

At December 31, 2023 the Group had no cash drawings on the Global Asset Based Loan facility, which has a maximum cash capacity available to draw down of $407 million when fully collateralized. At December 31, 2023, working capital collateralization limited the available borrowing base to $369 million.

Effective interest rates

	2024		2023
	USD	EUR	USD	EUR
2.000% Senior Secured Green Notes due 2028	—	2.27%	—	2.27%
3.250% Senior Secured Green Notes due 2028	3.52%	—	3.52%	—
6.000% Senior Secured Green Notes due 2027	6.72%	—	6.72%	—
3.000% Senior Green Notes due 2029	—	3.25%	—	3.25%
4.000% Senior Green Notes due 2029	4.26%	—	4.26%	—
Senior Secured Term Loan	—	10.12%	—	—

	2024	2023
	Various Currencies
Lease obligations	6.27%	6.47%

The carrying amounts of net borrowings are denominated in the following currencies.

	At December 31,
	2024	2023
	$’m	$’m
Euro	1,306	1,110
U.S. dollar	2,555	2,562
GBP	27	40
Other	14	22
	3,902	3,734

The Group has undrawn borrowing facilities expiring beyond one year at December 31, 2024, of $353 million (2023: $369 million).

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Ardagh Metal Packaging S.A.

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility, Senior Secured Term Loan and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Derivative financial instruments

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity contracts	14	30	301
Forward foreign exchange contracts	5	7	592
Cross currency interest rate swaps	3	16	300
At December 31, 2024	22	53	1,193

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	10	51	436
Forward foreign exchange contracts	2	12	595
Cross currency interest rate swaps	—	21	300
At December 31, 2023	12	84	1,331

All cash payments in relation to derivative instruments are paid or received when they mature.

Ardagh Metal Packaging S.A.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Virtual Power Purchase Agreement

As part of our sustainability strategy to achieve our climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facility. The benefits accruing from the virtual power purchase agreement come in the form of two components: a quarterly financial flow from the Group to the developer only if the respective spot electricity price falls below an agreed floor price, and certificates that the Group receives as proof of origin for electricity from renewable energies.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate (2.1%), with an estimate for volatility (31%). The estimated fair market value at December 31, 2024 was an asset of $2 million, which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at December 31, 2024.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net liability position at December 31, 2024 of $13 million (December 31, 2023: $21 million).

Net investment hedges in foreign operations

The Group has designated $350 million (2023: $350 million) of its 6.000% Senior Secured Green Notes due 2027 as a net investment hedge. A loss of $22 million (2023: gain of $11 million) was recognized in relation to this hedge in the consolidated statement of comprehensive income in the year ended December 31, 2024.

Commodity forward contracts

The Group hedges a portion of its anticipated metal and energy purchases. Excluding conversion and freight costs, the physical metal and energy deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month. Certain forward contracts are designated as cash flow hedges and the Group has determined the existence of an economic relationship between the hedged item and the hedging instrument based on common indices used. Ineffectiveness may arise if there are changes in the forecasted transaction in terms of pricing, timing or quantities, or if there are changes in the credit risk of the Group or the counterparty. The Group applies a hedge ratio of 1:1.

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

Ardagh Metal Packaging S.A.

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

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2024 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee benefit obligations, net of employee benefit assets included within non-current assets, recognized in the consolidated statement of financial position of $144 million (2023: $147 million) includes other employee benefit obligations of $40 million (2023: $42 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	Germany		UK*		U.S and Other**		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(98)	(103)	(133)	(145)	(74)	(76)	(305)	(324)
Assets	—	—	143	167	58	52	201	219
Net (obligations)/assets	(98)	(103)	10	22	(16)	(24)	(104)	(105)

*The net employee benefit asset in the UK as at December 31, 2024 and 2023 is included within non-current assets on the statement of financial position.

**Net obligation of ‘Other’ defined benefit schemes at December 31, 2024 is $7 million (2023: $6 million).

Ardagh Metal Packaging S.A.

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
Current service cost and administration costs:
Cost of sales – current service cost (note 9)	(8)	(8)	(11)
SG&A – current service cost (note 9)	(3)	(2)	(2)
	(11)	(10)	(13)
Cost of sales - Exceptional past service charge	—	(4)	—
Finance expense (note 6)	(5)	(5)	(3)
	(16)	(19)	(16)

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2024	2023	2022
	$’m	$’m	$’m
Remeasurement of defined benefit obligation:
Actuarial gain arising from changes in demographic assumptions	4	4	1
Actuarial gain/(loss) arising from changes in financial assumptions	19	(12)	157
Actuarial loss arising from changes in experience	(9)	(2)	(13)
	14	(10)	145
Remeasurement of plan assets:
Actual return less expected return on plan assets	(21)	(5)	(121)
Actuarial (loss)/gain for the year on defined benefit pension schemes	(7)	(15)	24
Actuarial gain/(loss) on other long term and end of service employee benefits	4	(1)	11
	(3)	(16)	35

The actual return on plan assets was a loss of $11 million in 2024 (2023: gain of $5 million; 2022: loss of $116 million).

Ardagh Metal Packaging S.A.

Movement in the present value of defined benefit obligations and fair value of plan assets:

	Obligations		Assets
	2024	2023	2024	2023
	$’m	$’m	$’m	$’m
At January 1,	(324)	(287)	219	202
Acquired (note 11)	—	(1)	—	—
Transfer	—	—	—	1
Interest income	—	—	10	10
Current service cost	(6)	(7)	—	—
Exceptional past service charge	—	(3)	—	—
Interest cost	(13)	(13)	—	—
Administration expenses paid	—	—	—	(1)
Remeasurements	14	(10)	(21)	(5)
Employer contributions	—	—	11	10
Employee contributions	(1)	(1)	1	1
Benefits paid	16	10	(16)	(10)
Exchange	9	(12)	(3)	11
At December 31,	(305)	(324)	201	219

The defined benefit obligations above include $100 million of unfunded obligations, principally in Germany (2023: $105 million).

Interest income and interest cost above does not include interest cost of $2 million (2023: $2 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $5 million (2023: $3 million) relating to other employee benefit obligations. There were no exceptional past service charges recognized in the year (2023: $1 million) relating to other employee benefit obligations.

An analysis of the assets held by the plans is as follows:

	At December 31,
	2024	2024	2023	2023
	$’m	%	$’m	%
Target return funds	93	47	92	42
Bonds	49	24	73	33
Cash/other	59	29	54	25
	201	100	219	100

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

Ardagh Metal Packaging S.A.

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

In June 2023, the U.K. High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments, made between April 6, 1997 and April 5, 2016, for contracted-out defined benefit pension plans were invalid if they were not accompanied by the correct actuarial confirmation. The judgment was appealed and in July 2024, the U.K. Court of Appeal upheld the High Court decision.

This ruling could impact the Group’s defined benefit scheme in the U.K., which closed to future accrual effective December 31, 2018 and was contracted-out on a salary-related basis from its inception in 1979 until 2016. The Group and trustees will continue to review this matter. No adjustment has been made in the consolidated financial statements for the year ended December 31, 2024.

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

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the consolidated financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2024	2023	2024	2023	2024	2023
	%	%	%	%	%	%
Rate of inflation	2.00	2.00	3.00	2.95	2.20	2.20
Rate of increase in salaries	3.00	3.20	2.60	2.50	3.00	3.00
Discount rate	3.57	3.45	5.55	4.80	5.87	5.37

Ardagh Metal Packaging S.A.

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2024	2023	2024	2023	2024	2023
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	23	22	21	22	21	21
Life expectancy, future pensioners	25	25	23	23	23	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would increase by an estimated $22 million (2023: $24 million). If the discount rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would decrease by an estimated $19 million (2023: $21 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $9 million (2023: $11 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $10 million (2023: $12 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $10 million (2023: $11 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $11 million (2023: $12 million).

The impact of increasing the life expectancy by one year would result in an increase in the net defined benefit obligation of the Group of $6 million at December 31, 2024 (2023: $7 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit schemes in 2025 is approximately $6 million (2024: $8 million).

Ardagh Metal Packaging S.A.

The principal defined benefit schemes are described briefly below at December 31:

	Europe	Europe	North
	UK	Germany	America
Nature of the schemes	Funded*	Unfunded	Funded
2024
Active members	—	643	656
Deferred members	491	298	129
Pensioners including dependents	573	202	153
Weighted average duration (years)	12	15	14
2023
Active members	—	723	699
Deferred members	589	244	113
Pensioners including dependents	531	181	135
Weighted average duration (years)	13	16	14

*Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator.

The expected total benefit payments for defined benefit and other long term employee benefit obligations for the next five years are:

						Subsequent
	2025	2026	2027	2028	2029	five years
	$’m	$’m	$’m	$’m	$’m	$’m
Benefits	22	18	20	20	21	111

The Group also has defined contribution plans. The contribution expense associated with these plans for 2024 was $21 million (2023: $19 million; 2022: $17 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2025 is $21 million (2024: $18 million).

Other employee benefits

Long term employee benefit obligations of $40 million (2023: $42 million) comprise amounts due to be paid under post-retirement medical schemes in North America, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

22.  Other liabilities and provisions

	At December 31,
	2024	2023
	$’m	$’m
Other liabilities
Non-current	18	33
Provisions
Current	14	37
Non-current	19	11
	51	81

Ardagh Metal Packaging S.A.

Other liabilities

Earnout Shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (December 31, 2023: risk-free rate 4%); and traded closing AMPSA share price, with estimates volatility of 59% (December 31, 2023: volatility 49%) and dividend yield. The estimated valuations of the liability at December 31, 2024, and December 31, 2023, were $10 million and $23 million, respectively. Changes in the fair market valuation of the Earnout Shares of $13 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2024 (2023: $53 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at December 31, 2024, of approximately $4 million (December 31, 2023: $10 million).

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 4% (December 31, 2023: risk-free rate 4%), with estimates for volatility of 59% (December 31, 2023: volatility 49%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at December 31, 2024, and December 31, 2023, were $1 million and $2 million, respectively. Changes in the valuation of the Private and Public Warrants of $1 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2024 (2023: $5 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at December 31, 2024 (December 31, 2023: $nil).

Put and call arrangements

In conjunction with the NOMOQ acquisition (note 10), the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at December 31, 2024 of $7 million (December 31, 2023: $8 million) within other liabilities and provisions.

Ardagh Metal Packaging S.A.

Provisions

Total
provisions
$’m
At January 1, 2023	25
Provided	47
Released	(15)
Paid	(10)
Exchange	1
At December 31, 2023	48
Provided	19
Released	(10)
Paid	(23)
Exchange	(1)
At December 31, 2024	33

Provisions relate mainly to customer quality claims, legal and probable environmental claims of $12 million (2023: $8 million), and restructuring cost provisions of $4 million (2023: $30 million). In addition to the aforementioned, provisions also includes non-current amounts in respect of annual and long term (three-year) cash bonus incentive programs for senior management of the Group, of approximately $17 million (2023: $10 million).

The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

23.  Trade and other payables

	At December 31,
	2024	2023
	$’m	$’m
Trade payables	1,041	1,091
Other payables and accruals including other tax and social security payable	194	210
Payables and accruals for exceptional items	9	7
Related party payables (note 27)	6	9
	1,250	1,317

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses. Value added tax payable of $45 million (2023: $45 million) is also included in other payables and accruals.

Trade payables processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations.

Ardagh Metal Packaging S.A.

Included within trade and other payables at December 31, 2024 is an amount of $111 million where suppliers have received payments from the processors. These payments are considered non-cash transactions for the Group and there were no significant changes in the carrying amount of trade payables subject to trade payables processing.

The range of payment due dates for trade payables that are part of the processing at December 31, 2024 are 60 - 150 days after the invoice date, with comparable trade payables that are not part of the processing being due 55 - 120 days after the invoice date with payment terms varying by jurisdiction and procurement category.

The Group applied transitional relief available under Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7 and has not provided comparative information in the first year of adoption.

24.  Cash generated from operating activities

	Year ended
	December 31,
	2024	2023	2022
	$’m	$’m	$’m
(Loss)/profit for the year	(3)	(50)	237
Income tax charge/(credit) (note 7)	13	(21)	19
Net finance expense/(income) (note 6)	192	147	(80)
Depreciation and amortization (notes 10, 11)	449	418	359
Exceptional operating items (note 5)	21	106	90
Movement in working capital	40	270	(202)
Exceptional costs paid, including restructuring	(53)	(56)	(101)
Cash generated from operations	659	814	322

Ardagh Metal Packaging S.A.

25.  Other reserves

	Foreign
	currency	Cash flow		Total
	translation	hedge	Other	other
	reserve	reserve	reserves	reserves
	$’m	$’m	$’m	$’m
January 1, 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period	10	42	—	52
Hedging gains transferred to cost of inventory	—	(116)	—	(116)
December 31, 2022	(18)	8	(5,647)	(5,657)

January 1, 2023	(18)	8	(5,647)	(5,657)
Total other comprehensive income/(expense) for the period	8	(60)	—	(52)
Hedging losses transferred to cost of inventory	—	29	—	29
NOMOQ acquisition (note 11)	—	—	(7)	(7)
December 31, 2023	(10)	(23)	(5,654)	(5,687)

January 1, 2024	(10)	(23)	(5,654)	(5,687)
Total other comprehensive income for the period	10	13	—	23
Hedging losses transferred to cost of inventory	—	2	—	2
NOMOQ put and call liability (note 22)	—	—	2	2
December 31, 2024	—	(8)	(5,652)	(5,660)

Other reserves includes $5.6 billion arising from the Ardagh Group reorganization which resulted in the Company acquiring the metal packaging operations of Ardagh Group S.A. that occurred during the year ended December 31, 2021.

26. Dividends

	Year ended December 31,
	2024	2023
	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	59
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	6	6
Interim dividend	6	6
Interim dividend	6	6
Interim dividend	6	6
	264	263

2024

On February 20, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board

Ardagh Metal Packaging S.A.

approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2024.

On April 23, 2024, the Board approved an interim dividend cash $0.10 per ordinary share. The interim dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on June 26, 2024.

On July 23, 2024, the Board approved an interim dividend cash $0.10 per ordinary share. The interim dividend of $60 million was paid on September 26, 2024 to shareholders of record on September 12, 2024. On July 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on September 26, 2024.

On October 22, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on December 19, 2024 to shareholders of record on December 5, 2024. On October 22, 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on December 19, 2024.

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

On July 25, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on September 28, 2023 to shareholders of record on September 14, 2023. On July 25, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on September 28, 2023.

On October 24, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on December 20, 2023 to shareholders of record on December 6, 2023. On October 24, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on December 20, 2023.

27.  Related party transactions and information

(i)	Interests of Paul Coulson

At February 25, 2025, the approval date of these consolidated financial statements, ARD Holdings S.A., the ultimate parent company of Ardagh Metal Packaging S.A. is controlled by Paul Coulson, as a result of his 18.83% stake in ARD Holdings S.A. and his 52.44% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A.. Other than 125,000 ordinary shares directly held by Mr. Coulson, he has no direct

Ardagh Metal Packaging S.A.

ownership in the shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the ordinary shares held by Ardagh Investments Sarl by virtue of his control of ARD Holdings S.A. and Ardagh Group S.A..

(ii)	Common directorships

Herman Troskie, Paul Coulson, and Damien O’Brien, who serve as directors on the board of the Company also serve as directors on the board of Ardagh Group S.A.. Paul Coulson who serves as a director on the board of the Company also serves as a director on the board of ARD Holdings S.A. and in the Yeoman group of companies.

(iii) Yeoman Capital S.A.

At December 31, 2024, Yeoman Capital S.A. owned 33.88% of the ordinary shares of ARD Holdings S.A..

(iv)  Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. Key management include individuals who provide services to AMPSA while the related costs are fully borne by the Ardagh Group. An allocation of the compensation attributable for these services is included below. The amount outstanding at December 31, 2024, was $4 million (2023: $1 million).

Salaries and other short-term employee benefits related to key management for the year ended December 31, 2024, was $6 million (2023: $3 million). Post-employment and other benefits for the year ended December 31, 2024, was $3 million (2023: $1 million). In the event that certain performance-related targets are achieved in the period to December 31, 2026, which are not guaranteed and remain uncertain, a further $3 million (2023: $nil) could become payable under the Group’s post-employment and other benefit arrangements.

(v) Transactions and balances with Other Related Parties

Trivium Packaging B.V. (“Trivium”) and its subsidiaries are related parties of AMPSA. There were no material transactions with Trivium during the year ended December 31, 2024.

For the year ended December 31, 2024, related party transaction and balances include the Group’s pension schemes (note 21), the Services Agreement and the Joint IT Assets Agreement between AMPSA and the Ardagh Group (please see below and note 10, respectively), a lease agreement between AMPSA and the Ardagh Group (notes 11 and 20), Earnout shares (note 22), movement in working capital, including costs reimbursed by the Ardagh Group of $2 million, and dividends (note 26).

In 2021, the Ardagh Group and AMPSA entered into a Services Agreement, pursuant to which the Ardagh Group, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to the Ardagh Group and its affiliates (other than AMPSA and its subsidiaries). The services pursuant to the Services Agreement include typical corporate functional support areas in order to compliment the activities in areas which exist within AMPSA. For each calendar year from 2021 through 2024, as consideration for the corporate services provided by the Ardagh Group to AMPSA, AMPSA has provided corporate services to the

Ardagh Metal Packaging S.A.

Ardagh Group and has incurred an expense of $33 million for the calendar year 2021, $38 million for the calendar year 2022 and $39 million for calendar years 2023 and 2024. The fees for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided computed based on the fully allocated cost of such services. The Services Agreement will renew automatically on an annual basis until terminated. All or any part of the Services Agreement may be terminated by either party providing nine months prior written notice to the other party, or by mutual consent of both parties in writing at any time.

Other changes in intercompany balances represent unsettled amounts between the Group and the rest of the Ardagh Group in relation to the transactions listed above.

With the exception of the balances outlined in (i) to (v) above, there are no material balances outstanding with related parties at December 31, 2024.

(vi) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2024.

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda.	Brazil
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SLU	Spain
Ardagh Metal Packaging Spain SLU	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States

A number of the above legal entities act as subsidiary guarantor for the debt of the Company at December 31, 2024.

Ardagh Metal Packaging S.A.

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

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at December 31, 2024.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

29. Events after the reporting period

On February 25 , 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be paid on March 27, 2025, to shareholders of record on March 13, 2025. On February 25, 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend will be paid on March 27, 2025.

30. Company financial information

  This note has been included in these consolidated financial statements in accordance with the requirements of Regulation S-X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for the Company as presented in accordance with IFRS Accounting Standards as issued by the IASB. The statement of comprehensive income and the statement of cash flows reflect the years ended December 31, 2024, 2023 and 2022.

Ardagh Metal Packaging S.A.

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

The functional currency of the Company is euro and accordingly, the individual company financial statements set out below is presented in euro.

(i)	Statement of comprehensive income

	Year ended December 31,
	2024	2023	2022
	€’m	€’m	€’m
Other income	14	—	—
Other external charges	(2)	(2)	(3)
Finance (expense)/income	(22)	(5)	1
Loss before exceptional items	(10)	(7)	(2)
Exceptional operating income/(costs) (iv)	1	1	(2)
Exceptional finance income (iv)	13	55	210
Impairment of investments in subsidiary undertakings (v)	(400)	—	—
(Loss)/profit before tax	(396)	49	206
Income tax credit	3	—	—
(Loss)/profit and total comprehensive (expense)/income for the year	(393)	49	206

Ardagh Metal Packaging S.A.

(ii)	Statement of financial position

	At December 31,
	2024	2023
	€’m	€’m
Non-current assets
Investments in subsidiary undertakings	3,001	3,401
	3,001	3,401
Current assets
Amounts receivable from subsidiary undertakings	15	—
Other receivables and prepayments	3	—
	18	—
Total assets	3,019	3,401

Equity attributable to owners of the parent
Equity share capital	256	256
Share premium	5,097	5,097
Legal reserve	1	1
Other reserves	(1,832)	(1,832)
Retained earnings	(1,051)	(414)
Total equity	2,471	3,108

Non-current liabilities
Amounts payable to subsidiary undertakings	256	—
Amounts payable to related parties (vi)	9	21
Other liabilities (vii)	1	2
	266	23

Current liabilities
Amounts payable to subsidiary undertakings	282	270
	282	270
Total liabilities	548	293
Total equity and liabilities	3,019	3,401

Ardagh Metal Packaging S.A.

(iii) Statement of cash flows

	Year ended December 31,
	2024	2023	2022
	€’m	€’m	€’m
Cash flows from operating activities
Cash used in operations	(2)	(2)	(4)
Net cash used in operating activities	(2)	(2)	(4)
Cash flows from financing activities
Proceeds from borrowings with subsidiary undertakings	245	246	35
Dividends paid (viii)	(243)	(244)	(244)
Proceeds from share issuance	—	—	247
Treasury shares purchased	—	—	(34)
Net cash inflow from financing activities	2	2	4
Net decrease in cash and cash equivalents	—	—	—
Cash and cash equivalents at the beginning of the year	—	—	—
Exchange gains on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	—	—	—

(iv) Exceptional income/(costs)

Exceptional operating income of €1 million has been recognized for the year ended December 31, 2024 (2023: income of €1 million, 2022: cost of €2 million, primarily relating to listing service expenses for AMPSA). Exceptional finance income comprised of a net €13 million gain on movements in the fair market values and foreign currency on the Earnout Shares Private and Public Warrants (2023: €55 million gain, 2022: €210 million gain).

(v) Impairment in investments in subsidiary undertakings

At December 31, 2024, Management have assessed the recoverable amount of its investments in subsidiary undertakings and concluded that an impairment charge of €400 million should be recognized. The Company uses the fair value less cost of disposal (“FVLCD”) model for the purposes of its impairment test.

(vi) Amounts payable to related parties

Amounts payable to related parties at December 31, 2024 relate to the Earnout Shares which are issuable by AMPSA to the Ardagh Group - see notes 22 and 27.

(vii) Other liabilities

Other liabilities relate to the Public and Private Warrants – see note 22.

(viii) Dividends paid

During the year the Company paid dividends to its equity holders of €243 million (2023: €244 million, 2022: €244 million).

Ardagh Metal Packaging S.A.

(ix) Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2024 including guarantees under Section 357 of the Irish Companies Act, 2014 and Section 264 of the German Commercial Code. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries.

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2024.

(x) Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent-only financial information and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2024	2023	2022
	€'m	€'m	€'m
IFRS (loss)/profit reconciliation:
Parent only-IFRS (loss)/profit for the year	(393)	49	206
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	390	(95)	18
Consolidated IFRS (loss)/profit for the year	(3)	(46)	224

	At December 31,
	2024	2023
	€’m	€’m
IFRS equity reconciliation:
Parent only-IFRS equity	2,471	3,108
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,602)	(3,012)
Consolidated-IFRS equity	(131)	96

	Year ended December 31,
	2024	2023	2022
	$'m	$'m	$'m
IFRS (loss)/profit reconciliation:
Parent only-IFRS (loss)/profit for the year	(427)	53	218
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	424	(103)	19
Consolidated IFRS (loss)/profit for the year	(3)	(50)	237

Ardagh Metal Packaging S.A.

	At December 31,
	2024	2023
	$'m	$'m
IFRS equity reconciliation:
Parent only-IFRS equity	2,567	3,434
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,703)	(3,328)
Consolidated-IFRS equity	(136)	106

Ardagh Metal Packaging S.A.