Form 20-F
period 2025-12-31
Ardagh Metal Packaging S.A.
filed 2026-03-05
CIK 1845097

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

References to legislation are, except where otherwise stated, references to the legislation of the United States of America.

In addition, unless otherwise indicated, or the context otherwise requires, references in this annual report on Form 20-F (the “Annual Report”) to:

●	“AGSA” are to Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 160804;
●	“AMP Business” are to the business of developing, manufacturing, printing, marketing and selling metal beverage cans and ends and related technical and customer services as engaged in by AMPSA and its subsidiaries;
●	“AMP Transfer” are to a series of transactions pursuant to the Transfer Agreement in connection with the Business Combination effected by AGSA on April 1, 2021 that resulted in (a) the equity interests of Ardagh Packaging Holdings Limited, an Irish subsidiary of AGSA, and certain other subsidiaries of AGSA engaged in the metal beverage can business being directly or indirectly owned by AMPSA (all such entities collectively, the “AMP Entities”) and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities;
●	“Ardagh Group” are to AHSA and its consolidated subsidiaries, except where the context requires otherwise;
●	“AHSA” are to Ardagh Holdings S.A. (formerly Yeoman Capital S.A.), a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 131609;
●	“Articles” are to the articles of association of AMPSA;
●	“Business Combination” are to the transactions contemplated by the Business Combination Agreement;
●	“Business Combination Agreement” are to the Business Combination Agreement, dated as of February 22, 2021, as amended from time to time, by and among GHV, AMPSA, AGSA and MergeCo, and filed as Exhibits 4.1 and 4.2 to this Annual Report;
●	“GHV” are to Gores Holdings V, Inc., a Delaware corporation which, following the Merger, was renamed to “Ardagh MP USA Inc.” and has since been dissolved;
●	“GHV Sponsor” are to Gores Sponsor V LLC, a Delaware limited liability company;
●	“MergeCo” are to Ardagh MP MergeCo Inc;

Ardagh Metal Packaging S.A.

●	“Merger” are to the merger of MergeCo with and into GHV, with GHV surviving the Merger as a wholly-owned subsidiary of AMPSA, which occurred on August 4, 2021;
●	“NYSE” are to the New York Stock Exchange;
●	“Ordinary Shares” are to ordinary shares of AMPSA, with a nominal value of €0.01 per share;
●	“Paris Agreement” are to the Paris Agreement of 2015 adopted by 196 countries, under which governments mutually pledged to limiting global warming to well-below 2°C, preferably to 1.5°C, compared to pre-industrial levels;
●	“PIPE” are to the private placement pursuant to which the Subscribers purchased 69,500,000 Ordinary Shares, for a purchase price of $10.00 per share (the “PIPE Shares”);
●	“Preferred Shares” are to the 56,306,306 redeemable non-convertible, non-voting 9% cumulative preference shares in the Company, with a par value of €4.44 per share issued in July 2022 and redeemed in December 2025, and any such shares issued from time to time in the Company;
●	“Registration Rights and Lock-Up Agreement” are to the registration rights and lock-up agreement, dated as of August 4, 2021, by and among AGSA, AMPSA, GHV Sponsor and certain persons associated with GHV Sponsor, a form of which is filed as Exhibit 4.4 to this Annual Report;
●	“Science-Based Sustainability Targets” are to the targets that are in line with what the latest climate science deems necessary to meet the goals of the Paris Agreement (limiting global warming to well-below 2°C above pre-industrial levels and pursuing efforts to limit warming to 1.5°C);
●	“SBTi” or Science-Based Targets initiative are to the initiative to drive climate action in the private sector by enabling companies to set science-based emissions reduction targets;
●	“Scope 1 emissions” are to greenhouse gas emissions that an organization makes directly from activities;
●	“Scope 2 emissions” are to indirect greenhouse gas emissions that an organization makes through the purchase and use of electricity;
●	“Scope 3 emissions” are to all indirect greenhouse gas emissions that occur in the value chain of the reporting company, including both upstream and downstream emissions;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“Services Agreement” are to the services agreement, dated as of August 4, 2021, by and between AGSA and AMPSA, related to the provision of certain corporate and business-unit services by AGSA to AMPSA and its subsidiaries and by AMPSA and its subsidiaries to AGSA, filed as Exhibit 4.6 to this Annual Report;
●	“Shareholders Agreement” are to the shareholders agreement entered into by AGSA and AMPSA on August 4, 2021 and filed as Exhibit 4.5 to this Annual Report;
●	“Subscribers” are to the investors that purchased Ordinary Shares in the PIPE;

Ardagh Metal Packaging S.A.

●	“Subscription Agreements” are to the subscription agreements, dated as of February 22, 2021, entered into with the Subscribers and the GHV Sponsor, pursuant to which the Subscribers and the GHV Sponsor agreed to purchase, and AMPSA agreed to sell to the Subscribers and the GHV Sponsor the PIPE Shares for an aggregate cash amount of $600,000,000, a form of which is filed as Exhibit 4.3 to this Annual Report;
●	“Transfer Agreement” are to the transfer agreement, dated as of February 22, 2021, by and between AGSA and AMPSA, filed as Exhibit 4.7 to this Annual Report;
●	“Warrants” are to the warrants of AMPSA, each exercisable for one Share at an exercise price of $11.50 per share, subject to adjustment as described in the Warrant Agreement as set forth under “Exhibit 2.7—Description of Securities Registered pursuant to Section 12 of the Exchange Act” to this Annual Report; and
●	“Warrant Agreement” is to the warrant agreement, dated as of August 10, 2020, by and between GHV and Continental Stock Transfer & Trust Company as warrant agent, filed as Exhibit 2.3 to this Annual Report, as assigned to AMPSA and amended in accordance with a warrant assignment, assumption and amendment agreement, dated August 4, 2021, by and among AMPSA, GHV, Computershare Inc. and Computershare Trust Company, N.A., filed as Exhibit 2.2 to this Annual Report.

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

On November 13, 2025, the Company announced that on November 12, 2025, AGSA reported that it had completed a comprehensive recapitalization transaction in respect of certain debt of AGSA and its affiliates (the “Recapitalization Transaction”). As part of the Recapitalization Transaction, a debt-for-equity swap was effected pursuant to which certain holders of AGSA’s and its affiliates’ indebtedness acquired indirect ownership of AGSA through AHSA.  Following completion of the Recapitalization Transaction, the ultimate controlling company of AMPSA is AHSA, which indirectly owns approximately 76% of our Ordinary Shares.

In connection with the Recapitalization Transaction, ARD Finance S.A., the previous parent company of AGSA, commenced a judicial reorganization proceeding in Luxembourg under Luxembourg Restructuring Law of 7 August 2023 on the preservation of businesses and the modernization of bankruptcy law in respect of its senior secured toggle notes due 2027 (the “Toggle Notes”). This process has been opened by the Luxembourg courts and remains on-going.

In January 2026, certain minority holders of the Toggle Notes have initiated proceedings against (among others) AGSA before the district court of Luxembourg, challenging certain steps taken in respect of the Recapitalization Transaction. AGSA strongly believes that the complaint is without merit and has stated it intends to vigorously defend against the proceedings.

For more information see “Item 4. Information on the Company—A. History and development of the Company”.

Ardagh Metal Packaging S.A.

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

The audited consolidated financial statements are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and Earnout Shares, as defined in note 22 to the audited consolidated financial statements included in this Annual Report, are stated at fair value;
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

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

Ardagh Metal Packaging S.A.

We routinely post important information on our website https://www.ardaghmetalpackaging.com/investors. This website and any other websites referenced herein and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report.

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

It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this Annual Report from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

●	an increase in metal beverage packaging manufacturing capacity without a corresponding increase in demand;
●	competition from other metal packaging producers and alternative forms of packaging;
●	concentration of our customers or changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements;
●	a significant write-down of goodwill;
●	varied seasonal demands for our products and unseasonable weather conditions;
●	changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug developments, social media influence and consumer taxation;
●	further consolidation of our existing customer base;
●	availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs;
●	stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war;
●	our relationships with our suppliers, including maintenance of existing payment and credit terms, and reliance on their ability to make timely deliveries due to factors such as supply chain disruption;
●	changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products;
●	currency, interest rate and commodity price fluctuations;

Ardagh Metal Packaging S.A.

●	any pandemics or disease outbreaks that have had, and in the future may have, adverse impacts on worldwide economic activity and our business;
●	interruption in the operations of our production facilities including through infrastructure failure caused by physical damage;
●	acquisitions, including with respect to successful integration;
●	organized strikes or work stoppages by our unionized employees;
●	dependence on our executive and senior management, and other highly skilled personnel;
●	costs and future funding obligations associated with post-retirement benefits provided to our employees;
●	data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events;
●	the use of artificial intelligence (“AI”) tools and systems in our operations and the management of related governance, oversight and responsible usage;
●	impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets;
●	environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us;
●	legislation and regulation, including costs of compliance and changes to laws and regulations governing our business;
●	workplace injury and illness claims at our production facilities;
●	failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk;
●	litigation, arbitration and other proceedings;
●	insufficient or prohibitively expensive insurance coverage;
●	failure to maintain an effective system of disclosure controls and internal controls over financial reporting;
●	the Services Agreement;
●	our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements;
●	the fact that we are ultimately controlled by AHSA and our status as a Luxembourg company and a foreign private issuer;
●	and other risks and uncertainties described herein, including those under “Item 3. Key Information—D. Risk Factors.”

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

Risks Relating to Our Business, Products and Industry

●	risks relating to an increase in metal beverage packaging manufacturing capacity without a corresponding increase in demand;
●	risks relating to competition from other metal packaging producers and alternative forms of packaging;
●	risks relating to the concentration of our customers or changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements;
●	risks associated with a significant write-down of goodwill;
●	risks relating to the varied seasonal demand for our products and unseasonable weather conditions;
●	risks associated with changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug development, social media influence and consumer taxation;
●	risks associated with the further consolidation of our existing customer base;

Risks Relating to Our Supply Chain

●	risks relating to the availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs;
●	risks relating to the stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war;
●	risks relating to the availability and cost of oil and its by-products as a result of political tension or conflicts, in oil producing regions;
●	risks associated with our relationships with our suppliers, including maintenance of existing payment and credit terms, and reliance on their ability to make timely deliveries due to factors such as supply chain disruption;

Risks Relating to Economic, Market and Political Matters

●	risks relating to changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products;
●	risks relating to currency, interest rate and commodity price fluctuations;
●	risks relating to any pandemics or disease outbreaks that have had, and in the future may have, adverse impacts on worldwide economic activity and our business;

Risks Relating to Our Employees and Operations

●	risks relating to any interruption in the operations of our production facilities including infrastructure failure from physical damage;
●	risks relating to organized strikes or work stoppages by our unionized employees;
●	risks relating to our dependence on our executive and senior management, and other highly skilled personnel;
●	risks associated with costs and future funding obligations associated with post-retirement benefits provided to our employees;
●	risks associated with acquisitions, including with respect to successful integration;

Ardagh Metal Packaging S.A.

Risks Relating to our Information Technology Systems

●	risks associated with data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events;
●	risks associated with the use of AI tools and systems in our operations and the management of related governance, oversight, and responsible usage.

Risks Relating to Legal and Regulatory Matters

●	risks relating to environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us;
●	risks relating to legislation and regulation, including costs of compliance and changes to laws and regulations governing our business;
●	risks relating to the impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets;
●	risks associated with workplace injury and illness claims at our production facilities;
●	risks relating to failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk;
●	risks relating to litigation, arbitration and other proceedings;
●	risks associated with insufficient or prohibitively expensive insurance coverage;
●	risks associated with failure to maintain an effective system of disclosure controls and internal controls over financial reporting;

Other

●	risks relating to the Services Agreement;
●	risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements;
●	risks relating to the ownership of our Ordinary Shares, including those associated with the activities of our controlling shareholder and our position as a company ultimately controlled by AHSA, and our status as a Luxembourg company and a foreign private issuer; and
●	other risks and uncertainties as set forth in this “Item 3. Key Information—D. Risk Factors.”

For a more complete discussion of the material risks facing our business, see below.

Risks Relating to Our Business, Products and Industry

An increase in metal beverage packaging manufacturing capacity, including that of our competitors, without a corresponding increase in demand for metal beverage packaging could cause prices to decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business.

The profitability of metal beverage packaging companies is heavily influenced by the supply of, and demand for, metal beverage packaging. We, and certain of our major competitors, have recently undertaken significant and long-term metal beverage packaging capacity expansions in the United States, Europe and Brazil. Such expansions may produce, and have produced in certain localities, excess supply if the demand for metal beverage packaging is weaker than anticipated, and the prices we receive for our products could decline or result in the curtailment or closure of certain of

Ardagh Metal Packaging S.A.

our operations, which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

We cannot assure you that metal beverage packaging manufacturing capacity in any of our markets, including the capacity of our competitors, will not increase further in the future, nor can we assure you that demand for metal beverage packaging will meet or exceed supply.

We face competition from other metal beverage packaging producers, as well as from manufacturers of alternative forms of packaging.

The sectors in which we operate are relatively mature and competitive. Prices for the products manufactured by us are primarily driven by raw material costs. Competition in the market is based on price, as well as on innovation, sustainability, design, quality and service. Increases in productivity, combined with potential surplus capacity from recent or planned new investment in the industry, could result in pricing pressures in the future. Our principal competitors include Ball Corporation, Crown Holdings and CANPACK, and some of our competitors may have greater financial, technical or marketing resources, or may have more desirably located, newly installed or excess capacity. See “—An increase in metal beverage packaging manufacturing capacity, including that of our competitors, without a corresponding increase in demand for metal beverage packaging could cause prices to decline or result in the curtailment or closure of certain of our operations, which could have a material adverse effect on our business” for a further discussion on the impact of excess capacity in our market. To the extent that any one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Moreover, changes in the global economic environment could result in reductions in demand for our products in certain instances, which could increase competitive pressures. The occurrence of any of the aforementioned events, among others, could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for a further discussion on the impact of the global economic environment on our business.

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

Certain of our customers meet some of their metal beverage packaging requirements through self-manufacturing, which reduces their external purchases of packaging. For example, AB InBev manufactures metal beverage packaging through its affiliate, Metal Container Corporation in the United States, as well as directly in Brazil, and Molson Coors manufacture metal beverage packaging through their joint arrangement, Rocky Mountain Metal Container Corporation in the United States, which they operate with Ball Corporation, who also recently announced the acquisition of a majority shareholding in Benepack, a beverage can manufacturer in Europe, expected to complete in 2026. The potential of further vertical integration of our customers could introduce new production capacity in the market, which may create an imbalance between metal beverage packaging supply and demand and could have a material adverse effect on our future performance.

Ardagh Metal Packaging S.A.

As our customers are concentrated, our business could be materially adversely affected if we were unable to maintain relationships with our largest customers.

Our ten largest customers accounted for approximately 57% of our revenue for the year ended December 31, 2025. While we believe that we have good relationships with these customers, there can be no assurance that we will be able to maintain these relationships. Over 80% of our revenue for the year ended December 31, 2025 was backed by multi-year supply agreements, ranging from two to seven years in duration. Although these arrangements have provided, and we expect they will continue to provide, the basis for long-term partnerships with our customers, there can be no assurance that our customers will not cease to purchase our products. These arrangements, unless they are renewed, expire in accordance with their respective terms and may be terminated under certain circumstances, such as our failure to meet quality, volume or other contractual commitments. In addition, if our customers unexpectedly reduce the amount of metal beverage packaging they purchase from us, cease purchasing our metal beverage packaging altogether, or if there are any changes in their strategic choices, such as whether to prioritize price or volume requirements, our revenues could decrease and our inventory levels could increase, both of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. Further, customer concentration could expose us to increased credit risk if our large customers are unable to fulfill their payment obligations to us.

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

Our goodwill as of December 31, 2025 was $1 billion. We evaluate goodwill annually or whenever indicators suggest that impairment may have occurred. The determination of the recoverable amounts of goodwill requires the use of a market approach, which includes estimates and assumptions which are based on comparable companies’ equity valuations. The resulting accounting estimates will, by definition, seldom equal the related actual results. As described further in the audited consolidated financial statements included in this Annual Report, we use the fair value less costs of disposal (“FVLCD”) model for the purposes of our annual goodwill impairment testing. However, if an impairment indicator exists for a cash generating unit (“CGU”), we also use the value in use (“VIU”) model in order to establish the recoverable amount being the higher of the FVLCD model and VIU model when compared to the carrying value of the CGU. Sensitivity analysis is performed reflecting potential variations in assumptions. Future changes in the estimates and assumptions used in the FVLCD or VIU models, general market conditions, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write-down goodwill for the amount of the impairment. If a significant write-down is required, the charge could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

Changes in consumer demographics, preferences and tastes, including as a result of social media influence, can have an impact on demand for our customers’ products, such as beer, which in turn can lead to reduced demand for our products. Our ability to develop new product offerings for a diverse group of global customers with differing preferences, while maintaining functionality and spurring innovation, is critical to our success. This requires a thorough understanding of our existing and potential customers and end-users on a global basis, particularly in developing or emerging markets. Failure to adapt and deliver quality products that meet our customers’ or end-users’ needs, through research and development or licensing of new technology, ahead of our competitors, could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

In addition, public health and government officials have become increasingly concerned about the health consequences associated with over-consumption of certain types of beverages, such as alcoholic and sugar-sweetened beverages, including those produced by certain of our customers. For example, the U.S. Surgeon General released an advisory statement during 2025 in respect of alcoholic beverages and preventable cancer risks, calling attention to this as a public health issue, which could result in a decrease in demand for those end-products that our customers produce and the World Health Organization has recently released global reports calling on governments to significantly strengthen taxes on sugary drinks and alcoholic beverages. Furthermore, France and the United Kingdom have introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of such taxes, demand has decreased in these countries, and the publication of similar public health warnings, imposition of similar health-related taxes on end-products, or changes to public policy programs such as food assistance in the U.S., in the future may lower the demand for certain alcoholic beverages and soft drinks that our customers produce, which may as a result cause our customers to reduce their purchases of our products. In addition, the development of appetite suppressant drugs or weight loss medication may change the demand for certain types of beverages. Any decline in the popularity of any end-products due to lifestyle, nutrition or health considerations, or our inability to adapt to customer needs, could have a significant impact on our customers and could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

Further consolidation of our customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on our business, financial condition and results of operations.

Some of our largest customers have acquired companies with similar or complementary product lines in recent years. For example, in 2025 Celsius made two acquisitions, purchasing Alani Nu in April 2025 and the Rockstar Energy brand in the U.S. and Canada from PepsiCo as part of a strategic partnership in August 2025. Separately, in January 2025, Carlsberg acquired Britvic. Prior customer consolidations include the acquisition of Ghost by Keurig Dr Pepper and of Bang Energy by Monster Beverage in 2023; Brasil Kirin by Heineken in 2017 and AB InBev acquired SABMiller in 2016. Such consolidation activities resulted in an increase in the concentration of our sales with our largest customers and if similar consolidations should occur in the future, it could potentially be accompanied by pressure for lower prices. Increased pricing pressures from these customers may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, any consolidation of our customers may lead to their reliance on a reduced number of suppliers. If, following the combination of one of our customers with another company, a competitor

Ardagh Metal Packaging S.A.

was to be the main supplier to the newly consolidated company, this could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

Risks Relating to Our Supply Chain

Our profitability could be adversely affected by the availability and increase in the costs of raw and other input materials, including as a result of changes in tariffs and duties.

We use various raw and other input materials, such as aluminum, in our production. The availability and price of various raw and other input materials depends on global and local supply and demand forces, governmental regulations, level of production, resource availability, transportation and other factors. No assurance can be given that we would be able to secure our raw and other input materials from sources other than our current suppliers on terms as favorable as our current terms, or at all. The cost of any of the principal raw or input materials that we use may also significantly increase as a result of any tariff increases, sanctions, duties, transportation disruptions or delays, or other trade actions. Any such shortages, transportation disruptions or increases in cost could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. Further, the U.S. has signaled its intention to pursue changes to U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging or expanding tariffs. In February 2025, the U.S. announced both the increase of tariffs on aluminum and the implementation of tariffs on goods from Canada and Mexico, though the latter was subsequently paused. These tariff actions, as well as potential retaliation by another government against such tariffs or policies, could significantly affect the price of aluminum and other raw materials we use, which may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

The primary raw material that we use is aluminum, which is, in turn, rolled into coils of sheet aluminum by our suppliers for use in our production process. Our business is exposed to both the availability of aluminum and the volatility of aluminum prices, including associated premia. Aluminum is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a detailed description on the currency risks associated with the price volatility of aluminum. While in the past sufficient quantities of aluminum have been generally available for purchase, these quantities may not be available in the future, and, even if available, we may not be able to continue to purchase them at current prices and/or other comparable terms. In addition, any increase in the level of investment in metal beverage packaging capacity expansion by us and our competitors will require a significant increase in sheet aluminum production by the suppliers, which will in turn require them to make significant investment and capital expenditures. Failure by the suppliers to increase capacity could cause supply shortages and significant increases in the cost of aluminum.

While raw materials are generally available from a range of suppliers, they are subject to fluctuations in price and availability based on a number of factors, including general economic conditions, commodity price fluctuations (such as with respect to aluminum on the London Metal Exchange), the demand by other industries, such as automotive, aerospace and construction, for the same raw materials and the availability of complementary and substitute materials. Furthermore, adverse political, economic or financial changes, industrial disputes, financial distress, pandemic-related, weather-related and energy- or utilities-related supply disruptions could impact our suppliers, thereby causing supply shortages or increasing costs for our business. Our raw materials suppliers also operate in relatively concentrated industries, and this concentration can impact raw material costs. Over the last ten years, the number of major aluminum suppliers has decreased and there is a possibility of further consolidation. Further consolidation could hinder our ability to obtain adequate supplies of these raw materials and could lead to higher prices for aluminum. In addition, the relative price of oil and its by-products could also impact our business, by affecting other input materials costs, such as coatings, lacquer and ink. Accordingly, the ongoing Russia-Ukraine war and the related economic sanctions, and political tension and conflicts in the Middle East and other oil producing regions could have a material adverse effect on our operating costs, and in turn, our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Economic, Market and Political

Ardagh Metal Packaging S.A.

Matters —Changes to the economic, political, credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for more details.

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

We require access to reliable sources of affordable energy as certain energy sources are vital to our operations and we rely on a continuous power supply to effectively conduct our business. The ongoing Russia-Ukraine war and the related sanctions have led to a significant increase in our energy and other input costs, and there may be further adverse impacts on energy supplies and prices, particularly in Europe, as a result of uncertainty with regard to Russia’s production and export of oil and natural gas, or from political tension and conflicts in the Middle East and other oil producing regions. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for more details.

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

We are reliant on our suppliers for the timely delivery of raw materials, such as aluminum for the production of our metal beverage packaging. We also engage third parties for the supply of various services, including, among others, logistics services for the transport of our metal beverage packaging and IT services. If one or more of our suppliers is unable or unwilling to fulfil delivery obligations, for example, due to shortages of necessary raw materials, elevated energy prices or energy shortages, production or operational failures, external conflicts, labor shortages or strikes, capacity allocation to other customers, financial distress, insolvency, government regulations, currency rate fluctuations, natural disasters and adverse weather conditions that are exacerbated by climate change, or other unforeseen circumstances, we could be at risk of production downtime, inventory backlogs and delays in deliveries to customers. The risk of financial distress for our suppliers could become more acute if energy prices increase, or if energy supplies are threatened. As a result, we may need to bear increased costs for such services or to find alternative providers, which may not be available on comparable or suitable terms, or at all. In addition, such suppliers could provide services that do not meet our requirements or fail to provide services in a timely manner, which could cause us to experience disruptions, delays, or product quality issues. If any of the foregoing risks were to materialize, it could have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

Ardagh Metal Packaging S.A.

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

Recent events that have had a significant impact on macroeconomic conditions around the world include the changes in trade policies and new and increased tariffs by the United States, the Russia-Ukraine war, political tension and conflicts in the Middle East, the COVID-19 pandemic and the resulting disruption to the global supply chain and the cost-of-living crises in countries around the world. The ongoing Russia-Ukraine war and the sanctions and export-control measures instituted by the United States, the European Union and the United Kingdom, among others, against Russian and Belarussian persons and entities in response have contributed to heightened inflationary pressures (including increased prices for oil and natural gas), market volatility and economic uncertainty, particularly in Europe, which have affected our business. Government measures to contain the COVID-19 pandemic resulted in significant decline in business activity around the world. Inflation rates began rising significantly in the European Union, the United States, the United Kingdom and Brazil in late 2021, remained at high levels through 2022 and 2023 and while inflation rates have declined since then, national inflation rates continue to be monitored very closely for volatility by central banks. Sustained high prices and actions taken by central banks and other state actors to combat rising inflation rates could further undermine economic growth, contribute to regional or global economic recessions, cause declines in consumer spending and confidence and increase borrowing costs, among other effects, each of which could materially adversely impact our business, results of operations, financial condition, cash flows or prospects. See “—Risks Relating to Our Capital Structure—Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business” for a detailed discussion on the impact of changes in global economic conditions on our ability to raise new financing or refinance our existing borrowings. The slowdown of the global economy could lead to volatility in exchange rates that could increase the costs of our products. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on how this volatility could have a material adverse effect on our business.

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

Ardagh Metal Packaging S.A.

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

We have metal beverage packaging production facilities in nine different countries, and sell products to, and obtain raw materials from, entities located in these and different regions and countries globally. As a result, a significant portion of our consolidated revenue, costs, assets and liabilities are denominated in currencies other than the euro, in particular, the U.S. dollar, the British pound and the Brazilian real. For the year ended December 31, 2025, 74% of our revenue was from countries with currencies other than the euro. The exchange rates between the currencies which we are exposed to have fluctuated significantly in the past and may continue to do so in the future, which could have a material adverse effect on our results of operations. Volatility in exchange rates could increase the costs of our products such that we may not be able to pass on the cost to our customers or could impair the purchasing power of our customers in different markets. Such events could result in significant competitive benefit to certain of our competitors that incur a material part of their costs in different currencies than we do, hamper our pricing, increase our hedging costs and limit our ability to hedge our exchange rate exposure. Furthermore, we are exposed to currency transaction risks, where changes in exchange rates affect our ability to purchase equipment and raw materials and sell products at profitable prices, reduce the value of our assets and revenues and increase liabilities and costs.

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

We have an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers. Our policy is to purchase natural gas and electricity by entering into forward price-fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead and for further diminishing portions of our anticipated requirements for subsequent years. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not trade nor look to profit from such activities. We avail ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. We also occasionally hedge portions of our natural gas, electricity and diesel price risk by entering into derivatives with banks, where it is deemed favorable versus hedging with suppliers. Any natural gas, electricity and diesel that is not purchased under forward fixed price arrangements or hedged with banks is purchased under index tracking contracts or at spot prices. However, there can be no assurance that our strategies will prove effective, given that there are certain circumstances that are beyond our control, such as increased market volatility as a result of the ongoing Russia-Ukraine war, or political tension and conflicts in the Middle East and other oil producing regions. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political, credit, and/or financial environment in which we operate could have a material

Ardagh Metal Packaging S.A.

adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” for further details. Our costs could be adversely impacted to the extent we are unable to counteract the effects of the aforementioned risks effectively.

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

Pandemics or disease outbreaks, as well as measures enacted to prevent their spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancelation of events, have impacted and may impact our business in the future in several ways. For example, the various governmental lockdown mandates and other restrictive measures in response to the COVID-19 pandemic between 2020 and 2022 reduced global economic activity, which resulted in lower demand for certain of our customers’ products and, therefore, the products we manufacture, although demand for “at-home” consumption increased and therefore demand for many of our customers’ products increased. As a result, the sales of our products proved to be resilient during the COVID-19 pandemic. However, the COVID-19 pandemic had an adverse effect on our operations, including disruptions to our supply chain and workforce and the incurrence of increased costs. The impact of any pandemic or disease outbreaks on capital markets could also increase our cost of borrowing. In addition, our customers, distribution partners, service providers or suppliers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their businesses due to any future pandemic or disease outbreaks, which could have a material adverse effect on our business. There can be no assurance that any future pandemics or disease outbreaks will not have a material adverse effect on global economic activity and on our business, results of operations, financial condition, cash flows or prospects.

Risks Relating to Our Employees and Operations

Any interruption in the operations of our production facilities, including infrastructure failure from physical damage, may adversely affect our business.

All of our manufacturing activities take place at production facilities that we own or lease under long-term leases. Our manufacturing processes include cutting, coating and shaping aluminum into containers. These processes, which are conducted at high speeds and involve operating heavy machinery and equipment, entail risks and hazards, including industrial accidents, leaks and ruptures, explosions, fires, mechanical failures and environmental hazards, such as spills, storage tank leaks, discharges or releases of toxic or hazardous substances and gases. Our production facilities also depend on essential utilities, such as electricity, gas, and water. Furthermore, certain of our production facilities are located in geographically vulnerable areas, including in some parts of the United States, and the risk of the occurrence of these hazards is exacerbated by the increasing frequency of extreme weather-related events, such as floods, windstorms and wildfires as well as natural disasters, such as earthquakes. Such hazards could directly, as well as indirectly, impact our production facilities, for example, by affecting the availability of national infrastructure, such as road networks and electrical power grids, that we are reliant upon. These hazards, or disruption to utility services, may cause unplanned business interruptions, unscheduled downtime, transportation interruptions, personal injury and loss of life, severe damage to or the destruction of property and equipment, environmental contamination and other environmental damage, civil, criminal and administrative sanctions and liabilities, and third-party claims, which may have a material adverse effect on our business, financial condition, results of operations, cash flow or prospects.

In addition, it may be increasingly difficult to obtain, renew or maintain permits and authorizations issued by governmental authorities necessary to operate our production facilities, due to the increasing urbanization of the sites

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

As of December 31, 2025, our accumulated post-retirement benefit obligation, net of employee benefit assets, was approximately $137 million covering our employees in multiple jurisdictions. The costs associated with these and other benefits to employees could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.

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

We may not be able to integrate acquisitions effectively.

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

Increased global cybersecurity threats and more sophisticated and targeted computer crime, including through the use of AI enabled attacks, also pose a potentially significant risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, as well as the confidential data of our employees, customers, suppliers and other third parties that we may hold. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, including as a result of the use of AI by threat actors. Due to the nature of some of these attacks, there is also a risk that they may remain undetected for a period of time. We have previously been the target of cyberattacks and expect such attempts to continue. In 2021, AGSA announced that it had experienced a cybersecurity incident, the response to which included temporarily shutting down certain IT systems and applications used by us. There can be no assurance that our cybersecurity program will protect us from such threats and prevent disruptions or breaches to our or our third-party providers’ databases or systems that could materially adversely affect our business. See “Item 16K. Cybersecurity” for a further description of our cybersecurity program.

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

Substantial or repeated systems failures or disruptions, including as a result of not effectively remediating system failures, cybersecurity incidents and other disruptions could result in the unauthorized release of confidential or otherwise protected information, improper use of our systems and networks, defective products, harm to individuals or property, contractual or regulatory actions and fines, penalties and potential liabilities, production downtime and operational disruptions and loss or compromise of important or sensitive data. For example, the loss, disclosure, misappropriation of or access to our employees’ or business partners’ information or our failure to meet increasing data privacy, security and incident disclosure obligations could result in lost revenue, increased costs, future legal claims or proceedings, including class actions, liability or regulatory actions or penalties, including, for instance, under the EU General Data Protection Regulation, the UK General Data Protection Regulation, the California Consumer Privacy Act or the SEC’s rules on cybersecurity risk management strategy, governance and incidence disclosure. The adoption of AI technologies could aggravate these risks by increasing the risk that information is inadvertently or maliciously compromised. Any of the aforementioned risks could result in increased costs, lost revenue, reputational harm and decreased competitiveness, which could materially adversely affect our business, financial condition, results of operations, cash flow or prospects, and increased global cybersecurity threats and more sophisticated and targeted computer crime may further increase this risk.

Ardagh Metal Packaging S.A.

The increasing adoption of AI  tools and systems in our operations introduces new risks related to governance, oversight, and responsible usage.

Ineffective AI governance or insufficient usage controls may result in the unauthorized deployment of AI technologies, unintended exposure of sensitive data, generation of inaccurate or misleading outputs, breaches of regulatory or contractual compliance, failures to meet privacy obligations, and reputational harm. As AI capabilities evolve, the complexity and potential impact of these risks may increase, particularly in relation to data protection, intellectual property, and ethical standards. Failure to implement robust AI governance frameworks, usage policies, and monitoring mechanisms could expose us to regulatory investigations, legal claims, operational disruptions, and loss of stakeholder trust, any of which could materially adversely affect our business, results of operations, financial condition, cash flows or prospects.

Risks Relating to Legal and Regulatory Matters

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

We have incurred, and expect to continue to incur, costs to comply with such legal requirements, and these costs may increase in the future. Demands for more stringent pollution control devices could also result in the need for further capital upgrades to our production facilities. For example, under the EU Industrial Emissions Directive (Directive 2010/75/EU) (“EU IED”), permitted pollutant emissions levels from our production facilities are substantially reduced on a periodic basis. EU member states may continue to introduce lower permitted pollutant emissions levels into national legislation and impose stricter limits in the future. In the United States, certain states are continuing to establish lower permitted pollutant emissions levels, which may require us to incur potentially significant compliance costs. California, in particular, has set ambitious GHG reduction goals, which may result in higher offset purchase prices in the future. Additionally, some municipalities in California are considering further regulations to reduce or potentially eliminate natural gas usage. Additional pollutant or GHG emissions control schemes may be introduced in any jurisdiction on a national and/or local level, which may require additional measures. Further, in order to comply with air emission restrictions, significant capital investments may be necessary at some sites.

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

The impact of climate change, arising from the rising level of carbon dioxide and other greenhouse gases (“GHGs”) in the atmosphere presents immediate and long-term risks to us and the markets in which we operate, which are expected to increase over time. Climate risks consist of physical risks and transition risks, either of which may materially adversely affect our ability to conduct our business. Our operations could be exposed to physical risks resulting from chronic and acute climate change and more frequent extreme weather-related events, such as heatwaves, drought, heavy rainfall, wildfires, windstorms including hurricanes and tornadoes, or floods, which may directly damage our physical assets (such as facilities and materials) or otherwise impact their value or productivity, cause raw material shortages (including energy supply) and supply chain disruptions (including delivery), and increase production cost and health and safety risks, among other risks. See “—Risks Relating to Our Employees and Operations—Any interruption in the operations of our production facilities, including infrastructure failure from physical damage, may adversely affect our business” for a further discussion on the impact such damage to our physical assets could have on our business. In addition, unseasonal extreme weather can reduce demand for certain beverages, and as a result, our products. See “—Risks Relating to Our Business, Products and Industry—Demand for our products is seasonal. Unseasonal weather conditions, including as a result of climate change, could lead to unpredictability of demand and materially adversely affect our business” for a more detailed discussion on the impact of unseasonable weather on demand for our products. We are not able to accurately predict the materiality of any potential losses or costs associated with the effects of climate change, and the impact of climate change may also vary by geographic location and other circumstances, including weather patterns.

We could also be exposed to transition risks resulting from changes in policy, technology and market preference to address climate change, such as carbon pricing policies, including increased prices for certain fuels, including natural gas and the introduction of a carbon tax, and power generation shifts from fossil fuels to renewable energy, which may lead to changes in the value of assets. In addition, measures to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs or introducing compliance schemes, could create economic risks and uncertainties for our businesses, by increasing GHG-related costs, such as the cost of abatement equipment to reduce emissions to comply with legal requirements on GHG emissions or required technological standards, or reducing demand for our products, any of which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. We also monitor rules and regulations related to environmental, social and corporate

Ardagh Metal Packaging S.A.

governance (“ESG”) disclosure obligations, which may expose us to increased costs associated with such additional reporting obligations and risks associated with any non-compliance. For example the European Union adopted the Corporate Sustainability Reporting Directive (“CSRD”) in 2023. Subsequently, in 2025, the European Commission published a proposed omnibus agreement aimed at simplifying sustainability reporting in Europe. This proposal included change to the scope of the CSRD and the Corporate Sustainability Due Diligence Directive (“CSDDD”), as well as to the content of the European Sustainability Reporting Standards (“ESRS”). Amendments to CSRD and CSDDD were published in the Official Journal of the EU in February 2026, which will enter into force in March 2026, with the next step being transposition into national law by EU member states. The changes to the ESRS are expected to be finalized in 2026. See “—We are subject to various environmental and other legal requirements and may be subject to additional requirements that could impose substantial costs upon us” for a more detailed discussion on the risks to our business associated with the introduction of new laws and regulations by governments to combat climate change. Such rules, regulations and reporting requirements are not uniform across jurisdictions, which can increase the complexity and cost of compliance and increase the risk of enforcement or litigation. In 2022, we received approval from the SBTi for our GHG emission reduction targets to reduce Scope 1 and 2 emissions by 42% and to reduce absolute Scope 3 emissions by 12.3% by 2030. The vast majority of our Scope 3 emissions principally arise in the various stages of the manufacturing of the aluminum coils that we purchase to produce our products, which depend on various factors that can be difficult to predict and are often outside of our control. Our ability to meet our sustainability targets also depends on market or competitive conditions that are outside our control, as well as expectations and assumptions that are necessarily uncertain. Failure to meet our SBTi targets and reduce our emissions, or failure to meet any of our other sustainability targets, could result in increased costs for us in the form of carbon taxes and could have a material adverse effect our reputation, customer and investor relationships, or ability to access capital on favorable terms, particularly given investors’ focus on ESG matters. Failure to transition to low carbon manufacturing in the future could result in dedicated action by climate activists which could cause reputational damage or business interruption.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

We are currently involved in various litigation matters, and we anticipate that we will continue to be involved in litigation matters from time to time in the future. The risks inherent in our business expose us to litigation, including personal injury, environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, cybersecurity related litigation, employment litigation, tax or securities litigation, and product liability lawsuits. We cannot predict with certainty the outcome or effect of any claim, regulatory investigation, or other litigation matter, or a combination of these. Any such litigation, arbitration or other proceedings, current or future, whether with or without merit, could be expensive and time consuming, and could divert the attention of senior management, and any adverse outcome in these or other proceedings, could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. For more information on our contingencies for legal proceedings, see note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

We renew our insurance arrangements on an annual basis, and the cost of coverage may increase to an extent that we may choose to reduce our coverage limits or agree to certain exclusions from our coverage. Among other factors, adverse political developments, limited insurance market capacity, unfavorable trends of increasing claims and settlements in our industry and business, including the underwriting of emerging risks such as AI, security concerns, and natural disasters in any country in which we operate may reduce the availability of insurance coverage and lead to higher premiums and additional exclusions from coverage.

Ardagh Metal Packaging S.A.

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

As of December 31, 2025, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided to us calculated based on an allocation of the costs associated with such services. The Services Agreement will renew automatically on an annual basis until terminated by either party with a nine-month prior written notice, or by mutual consent of both parties in writing at any time. We cannot provide any assurance that the fees under the Services Agreement will be more favorable than the price that we would have been able to pay if we had obtained such services from one or more third parties. During the period in which the Services Agreement was negotiated, we did not have a board or a management team that was independent of AGSA and the terms of the Services Agreement were agreed while we were a wholly-owned subsidiary of AGSA and in the context that AGSA would own a controlling interest in us following the Merger. In addition, we also cannot provide any assurance that the price of the services, when adjusted, will not be significantly greater than the fixed price established for these services prior to such adjustment.

Ardagh Metal Packaging S.A.

Risks Relating to Our Capital Structure

Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2025, we had total borrowings and net debt of $4.5 billion and $3.9 billion, respectively. Some of the agreements under which we borrow funds contain covenants or provisions that impose certain restrictions on us, such as debt ratios and may prevent us from incurring additional debt. For more information, see the description of our debt facilities and the table outlining our principal financing arrangements in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

In addition, pursuant to certain of AGSA’s financing arrangements, the shares of AMPSA are directly pledged for the benefit of certain lenders. In the event of a default under such financing arrangements, the lenders thereunder may have the right to enforce on the security interest over the relevant shares of AMPSA, which may result in a change of control under the terms of certain of our financing arrangements.

Adverse developments in our business, results of operations, financial condition, cash flows or prospects due to deteriorating global economic conditions, increased interest rates or other factors have caused, and could in the future cause ratings agencies to lower the credit ratings, or ratings outlook, of our short- and long-term debt, and, consequently, impair the credit insurance coverage available to our suppliers, impacting our supplier terms, and potentially our ability to raise new financing or refinance our current borrowings and increase our costs of issuing any new debt instruments. See “—Risks Relating to Economic, Market and Political Matters—Currency, interest rate and commodity price fluctuations may have a material impact on our business” for a further discussion on interest rate risk and the potential increase to our cost of borrowing. Additionally, a significant weakening of our financial position or operating results due to changes in global economic conditions or other factors could result in non-compliance with our restrictive covenants in our financing arrangements and reduced cash flow from our operations, which, in turn, could materially adversely affect our business and cash flows. See “—Risks Relating to Economic, Market and Political Matters—Changes to the economic, political,

Ardagh Metal Packaging S.A.

credit, and/or financial environment in which we operate could have a material adverse effect on our business, such as affecting consumer demand for beverage products, which could impact our customers and as a result, reduce the demand for our products” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for further details.

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

Risks Relating to Our Shares

We are ultimately controlled by AHSA, which is principally owned by former holders of certain indebtedness of AGSA and its affiliates, primarily comprising major financial institutions and investment funds, and whose interests may conflict with our interests and the interests of our other shareholders and stakeholders.

As of December 31, 2025, AHSA indirectly owns approximately 76% of our outstanding Ordinary Shares through its direct wholly-owned subsidiary, AGSA and certain of its wholly-owned subsidiaries and, under the Business Combination Agreement, AGSA has the right to receive up to an additional 60,730,000 Ordinary Shares (the “Earnout Shares”) if the trading prices of Ordinary Shares exceed certain specified amounts during specified periods of time. As the controlling shareholder of the Company and AGSA, AHSA is able to exercise significant influence over our business policies and affairs, including the composition of our Board and any action requiring shareholder approval.  In addition, as long as AGSA beneficially owns a specified number of the outstanding Ordinary Shares, pursuant to the Shareholders Agreement, AGSA has the right to designate a specified number of directors, including the chair, to our Board, receive access to certain information for the benefit of AGSA, approve certain of our significant actions, receive our cooperation with certain matters relating to us, and access certain information for registration rights with respect to its Ordinary Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions.”

Ardagh Metal Packaging S.A.

AHSA’s ultimate shareholders principally comprise former holders of certain indebtedness of AGSA and its affiliates, and are predominantly major financial institutions and investment funds. It is also possible that AHSA’s shareholders have other business interests that conflict with our own business interests, which may cause those shareholders to take actions that are in their own best interests and not in the best interests of the Company or our other shareholders. Further, the owners of AHSA may pursue interests and strategies distinct from those pursued by our previous ultimate controlling shareholders, including seeking liquidity for their shares or to enhance the short-term value of their investment (such as by preferring distributions over capital investments), even though such actions might involve risks to other shareholders or result in an indirect or direct change of control of the Company.

In addition, because we are a controlled company, risks materializing at the parent level, including in relation to litigation, open judicial proceedings or regulatory matters, arising in the normal course of business or in connection with the Recapitalization Transaction, could have an adverse impact on our share price, financial condition, credit ratings or reputation.

See “—Risks Relating to Being a Luxembourg Company and Our Status as a Foreign Private Issuer—We qualify for and rely on exemptions from certain corporate governance requirements” for discussion on the corporate governance exemptions that we avail ourselves of as a controlled company.

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

Factors affecting the trading price of our securities may include:

●	the realization of any of the risk factors presented in this “Item 3. Key Information—D. Risk Factors” of this Annual Report;
●	announcements of new products and services by us or our competitors;
●	news regarding any gain or loss of customers by us;
●	announcements of competitive developments, acquisitions or strategic alliances in our industry;
●	changes in the general condition of the global economy and financial markets;
●	general market conditions or other developments affecting us or our industry;
●	cost and availability of raw materials;
●	changes in environmental regulations or other laws or regulations applicable to our business;
●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes in financial or valuation projections or estimates about our financial or operational performance by securities research analysts and the financial community;

Ardagh Metal Packaging S.A.

●	changes in investor sentiment toward the stock of packaging companies;
●	changes in investor sentiment toward the outlook of our customers;
●	announcements by third parties of significant claims or proceedings against us, our industry or both, or investigations by regulators into our business or those of our competitors;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	any significant change in our management;
●	adverse media reports, including high profile discussions on social-media platforms, about our company, our operational environment, our products, or our directors and officers;
●	public reaction to our press releases, other public announcements or filings with the SEC;
●	changes to our capital structure;
●	a default under the agreements governing our indebtedness;
●	release or expiry of transfer restrictions on our issued and outstanding Ordinary Shares; and
●	anticipated sales of additional shares.

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

Ardagh Metal Packaging S.A.

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

The exercise price for our Warrants is $11.50 per share, subject to adjustment as described in the Warrant Agreement as set forth under “Exhibit 2.7—Description of Securities Registered pursuant to Section 12 of the Exchange Act.” The Warrants are exercisable until 5.00 p.m. New York City time on the earlier to occur of: (x) August 4, 2026, or (y) the redemption date as provided in Section 6.3 of the Warrant Agreement, subject to the terms of the Warrant Agreement. Based on the trading price of our Ordinary Shares, it is uncertain if any of our Warrants will be in-the-money at any time prior to their expiration. As a result the Warrants may expire worthless. In addition, we have the ability to redeem outstanding Warrants pursuant to the Warrant Agreement, subject to the conditions as set forth under “Exhibit 2.7—Description of Securities Registered pursuant to Section 12 of the Exchange Act.” If the Warrants become redeemable by us, we may exercise our redemption right at a time that could be disadvantageous to a Warrant holder. Additionally, in November 2025, proceedings were commenced to delist the Warrants from the NYSE due to “abnormally low selling price” levels and therefore, the Warrants are available for trading over-the-counter only. Accordingly, the market liquidity for the Warrants may be adversely impacted.

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

Even though we issued dividends on our Ordinary Shares on a quarterly basis in 2025, the declaration, amount and payment of any future dividends will be determined by our Board. Our Board may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our shareholders and such other factors as the Board may deem relevant. For more information on our policy regarding

Ardagh Metal Packaging S.A.

dividends, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

We currently qualify as a “foreign private issuer,” as defined under the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. While our officers and directors are exempt from the “short-swing” profit recovery revisions of Section 16 of the Exchange Act and related rules thereunder, on March 18, 2026, our officers and directors will no longer be exempt from reporting under Section 16(a) of the Exchange Act with respect to their purchases and sales of our Ordinary Shares, such that any such sales will be required to be disclosed in the same manner as they are disclosed  by officers and directors of United States public companies. Accordingly, as such sales begin to be disclosed, the price of our Ordinary Shares may be impacted. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies are, and are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material non-public information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

Ardagh Metal Packaging S.A.

The SEC is currently reexamining the eligibility criteria for foreign private issuer status and exemptions it provides, particularly as regards those companies which are only listed in the United States. While the SEC has not to date proposed any specific rules and any such rulemaking will require notice and an opportunity for public comment, changes to the eligibility criteria or other rules impacting foreign private issuers could have some or all of the impacts described above or additional unanticipated consequences, any of which could increase our regulatory burden or have other materially adverse consequences.

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

We have included in our Articles provisions that give the holder of 75% or more of the number of our outstanding Ordinary Shares (which would include AHSA for so long as it indirectly holds the requisite number of our Ordinary Shares) the right to acquire our outstanding Ordinary Shares held by all other holders at such time for a purchase price payable in cash that is equal to the fair market value of such Ordinary Shares, as determined by an independent investment banking firm of international reputation in accordance with the procedures contained in our Articles. These procedures include a dispute resolution provision permitting holders of at least 10% of the Ordinary Shares held by our minority shareholders at that time to dispute the purchase price proposed by the acquiring shareholder. It is uncertain whether our minority shareholders will be able to coordinate with each other in a manner that will enable them to take full advantage of these provisions. There can be no assurance that these provisions would result in a price as favorable to our minority shareholders as they would receive in a transaction subject to Delaware law and appraisal rights.

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

As we are a controlled company within the meaning of the NYSE Standards, we are not required to comply with the following requirements:

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

Item 4. Information on the Company

A.History and development of the Company

Ardagh Group traces its origins back to 1932 in Dublin, Ireland, when the Irish Glass Bottle Company was founded and listed on the Irish Stock Exchange. Ardagh Group operated a single glass plant in Dublin, largely serving the domestic beverage and food customer base until 1998, when Yeoman International took an initial stake in Ardagh Group.

Since 1999, Ardagh Group has played a major role in the consolidation of the global metal and glass packaging industries, completing 24 acquisitions and significantly increasing its scope, scale, and geographic presence.

AMPSA was incorporated under the laws of Luxembourg on January 20, 2021 as a public limited liability company (société anonyme) having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465. As at December 31, 2025, we operated 23 production facilities globally, located in Europe (twelve), North America (eight) and Brazil (three). These comprise 18 facilities producing beverage cans, four facilities producing can ends and one facility producing both cans and ends. The history and development of our production facility footprint has been as follows:

●	In June 2016, Ardagh Group acquired the assets required to be divested by Ball Corporation and Rexam PLC to gain approval for the acquisition of Rexam PLC by Ball Corporation. The divested assets comprised 22 production facilities, located in Europe (twelve), North America (eight) and Brazil (two).
●	The twelve production facilities acquired by Ardagh Group in Europe comprised ten former Ball Corporation plants, as well as two former Rexam PLC production facilities. Ball Corporation had established and grown its presence in Europe, principally through the acquisition of Schmalbach-Lubeca in 2008, at the time the second largest manufacturer of beverage cans in Europe. Rexam PLC had established and grown its beverage can business in Europe through the acquisitions of PLM, AB, Swedish-listed beverage can and glass bottle manufacturer, acquired in 1999, and American National Can Corporation, acquired in 2000, as well as organic investments in new capacity. The eight production facilities acquired in North America represented part of the former Rexam PLC business. Finally, the two production facilities in Brazil were formerly owned by Latapack-Ball, a joint venture in which Ball Corporation had held an approximately 60% stake. In December 2015, Ball Corporation acquired full ownership of this joint venture, prior to divesting these two production facilities.
●	In 2018, the construction of a greenfield production facility in Manaus, Brazil was completed, which supplies can ends to our can production facilities in Jacarei, Brazil and Alagoinhas, Brazil.
●	In October 2020, Ardagh Group announced a $1.5 billion growth investment program to grow its metal packaging business. In February 2021, in response to the positive demand outlook we announced our decision to undertake additional investments increasing the total amount of the growth investment program to $1.8 billion for the period from 2021 to 2024.

Ardagh Metal Packaging S.A.

●	In December 2020, we acquired a large brownfield and building site in Huron, Ohio, which was converted into a new beverage can and ends plant. Ends production commenced in November 2021 and beverage can production began in July 2022.
●	In February 2021, the combination with GHV was announced, whereby we would be separately listed on the NYSE. This combination with GHV was completed in August 2021, and we began trading on the NYSE under the ticker “AMBP.” As at December 31, 2025, AHSA indirectly owns approximately 76% of our Ordinary Shares.
●	In November 2021, we announced the acquisition of Quebec-based Hart Print, a North America based innovator in digital printing services to the beverage market. We further expanded our digital printing capabilities through the acquisition of a majority stake in February 2023 in NOMOQ, a Switzerland based start-up.
●	In November 2023, after a thorough review and analysis of our production capabilities, we announced that we planned to close our manufacturing facility in Whitehouse, Ohio in the first quarter of 2024. This was completed in February 2024.
●	In November 2025, the Ardagh Group completed the Recapitalization Transaction. As part of the Recapitalization Transaction, a debt-for-equity swap was effected pursuant to which certain holders of AGSA’s and its affiliates’ indebtedness acquired indirect ownership of AGSA through AHSA. Following completion of the Transaction, the ultimate controlling company of AMPSA is AHSA, which indirectly owns approximately 76% of our Ordinary Shares.

The SEC maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website https://www.ardaghmetalpackaging.com/investors. The contents of the website are not incorporated by reference into this Annual Report.

Our agent for service in the United States is: Ardagh Metal Packaging USA Corp., 8770 W. Bryn Mawr Avenue, Chicago, IL 60631 (Telephone: +1 (773) 399-3000).

B. Business Overview

We are one of the leading suppliers of consumer metal beverage packaging in the world and believe that we hold the #2 or #3 market positions in Europe, the United States and Brazil. The global beverage can industry is a large, consumer-driven industry with attractive growth characteristics. Our end-use categories include beer, carbonated soft drinks, energy drinks, sparkling waters, hard seltzers, juices, pre-mixed cocktails, teas and wine. Our customers include a wide variety of leading beverage products, which value our packaging products for their convenience, quality and sustainability, as well as the end-user appeal they offer through design, innovation and brand promotion. With our significant invested capital base, supported by consistent levels of re-investment, our extensive technical capabilities and manufacturing know-how, we believe we are well-positioned to continue to meet the dynamic needs of our global customers.

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

Ardagh Metal Packaging S.A.

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

As at December 31, 2025, we operated 23 production facilities in nine countries and employed approximately 6,500 personnel. Our production facilities are generally located to serve our customers’ filling locations. Certain production facilities may also be dedicated to specific end-use categories, enhancing product-specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long-lived production facilities, which, together with our skilled workforce and related manufacturing process know-how, supports our competitive positions.

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

Sustainability

Sustainability is a core part of our business, and our sustainability strategy is built upon three pillars – Emissions, Ecology and Social, focusing on minimizing our GHG emissions, reducing our environmental footprint and promoting circularity to ensure minimal impact on the planet. We are committed to investing in our people and the communities where we operate. Our focus on sustainability has been recognized by various external organizations. In 2025, Ardagh Group was awarded a platinum rating from EcoVadis. AMPSA received management ratings of B for water management and climate change and A for supplier engagement from CDP (formerly the Carbon Disclosure Project).

Emissions

The Emissions pillar of our sustainability strategy aligns to the SBTi and aims to minimize our GHG emissions and other potential emissions to air. We are targeting to reduce our Scope 1& 2 and Scope 3 emissions by 42% and 12.3% respectively by 2030 from a 2020 baseline, in line with the Paris Agreement, under which select governments pledged to hold the increase in the global average temperature to well below 2°C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels. These targets were approved by the SBTi in 2022. We have launched a wide range of initiatives to work towards achieving these targets, including procuring electricity from renewable sources.

We also take a holistic approach across our operations and supply chains working in close collaboration with our industry associations to increase recycled content and reduce emissions from our materials and operations. Recycling rates for aluminum beverage cans are relatively high in the geographies in which we operate, estimated at 43% in the United States, 75% in Europe and 97% in Brazil. The use of recycled aluminum reduces energy consumption by 95% compared with the alternative of producing aluminum cans from its virgin source. In addition, we have identified several strategic activities to support emissions reductions, including using less material, lightweighting the aluminum we use in our products without sacrificing quality and optimizing logistics to reduce fuel usage.

Ardagh Metal Packaging S.A.

Ecology

The Ecology pillar of our sustainability strategy is focused on reducing water consumption and waste to minimize our impact on the environment and contributing to a more sustainable future. Water plays a key role in various stages  of our manufacturing processes, including forming, washing, rinsing and cooling of beverage cans. We recognize that water scarcity affects an increasing number of regions worldwide as well as the strategic significance of water as a finite and essential resource, and have set targets to reduce water usage across our global operations. We also recognize the negative impact that waste being sent to landfills is having on our ecosystems and GHG emissions. Through reusing and recycling, we aim to prevent our packaging and waste materials ending up in landfills. When reusing and recycling  is not possible, we apply controls and treatment technologies to help prevent human health effects and minimize the environmental impacts of disposal.

Social

The Social pillar of our sustainability strategy embodies our commitment to build a safe, diverse, equal and inclusive workforce focused on customer satisfaction and improving the communities we do business in. We recognize the pivotal role of our people and communities in driving long-term sustainable transformation We aim to ensure a safe and healthy workplace for all our employees by embedding a culture of safety awareness. Broad principles are supported by detailed policies and procedures to minimize accidents and injuries through continuous training and education. We are committed to promoting a culture of integrity and respect in the workplace, and continue to believe a fair, open and inclusive work environment can enhance both the performance of the Group and the well-being and experience of our employees.

Information Technology

Our IT systems are integral to our entire business and cover our manufacturing, procurement, accounting and telecommunication systems, among others. They are designed and organized to support our daily business operations, compliance, financial information and reporting, and we have dedicated resources to maintain and optimize our IT portfolio with additional support from external IT partners. We follow a balanced IT strategy, maintaining and carefully improving our core systems that support our day-to-day business operations, while also exploring new and emerging technologies and the benefits they can provide to our business, such as increasing group-wide quality and efficiency. Recent examples include a dedicated focus on the use of cloud, advanced data analytics, and AI. For a discussion on our cybersecurity risk management, strategy and governance, please see “Item 16K. Cybersecurity.”

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

In February 2021, we announced a $1.8 billion growth investment program for the period 2021-2024, comprised of multiple projects which are nearing completion, to support our customers’ growth and to enhance our productivity in response to the positive demand outlook.

Our profit for the year ended December 31, 2025, was $11 million. Adjusted EBITDA and net cash from operating activities for the year ended December 31, 2025, were $739 million and $449 million, respectively.

Ardagh Metal Packaging S.A.

The following chart illustrates the breakdown of our revenue by destination for the year ended December 31, 2025:

Total revenue of our two operating and reportable segments, Europe and Americas, for the year ended December 31, 2025 was $2,307 million and $3,190 million, respectively.

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

Our Competitive Strengths

●	Leader in Metal Beverage Packaging. We believe we are one of the leading suppliers of metal beverage packaging solutions, capable of supplying multi-national, national and regional beverage producers in our target markets. We believe that we are the #2 supplier of metal beverage cans by value in Europe and the #3 supplier of metal beverage cans by value in North America and Brazil. We believe our leading positions are underpinned by the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service.

Ardagh Metal Packaging S.A.

●	Long-term relationships with diverse blue-chip customer base. We supply some of the world’s best-known beverage brands with sustainable, innovative packaging solutions and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational, national and regional beverage companies. Some of our major customers include AB InBev, Carlsberg (including the recently acquired Britvic), Celsius Holdings (which recently acquired Alani Nu and Rockstar Energy), Cidade Imperial, Coca-Cola, Heineken, Keuring Dr. Pepper, Mark Anthony Brands, Molson Coors, Monster Beverage, National Beverage Company and PepsiCo, among others. In recent years, particularly in North America, we have significantly diversified our customer base by growing our business with customers in faster-growing end-use categories, including ready-to-drink cocktails, sparkling waters, energy drinks and other beverages, and by adding new customers.
●	Focus on stable economies and generally growing product demand. For the year ended December 31, 2025, we derived 91% of our revenues from Europe and North America, which are mature economies characterized by generally predictable consumer spending and relatively low cyclicality, with the balance largely derived from the Brazilian beverage market. Our revenues are entirely generated from beverage end-use categories, including beer, carbonated soft drinks, energy drinks, sparkling waters, hard seltzers, juices, teas and other alcoholic and non-alcoholic beverages, demand for which is generally less impacted by economic cycles. In Europe, North America and Brazil, demand growth in the metal beverage can in recent years has principally been driven by new beverage product innovations, increased awareness by consumers of sustainability and structural pack mix shifts by our customers. For our customers, beverage cans are more efficient to fill and easier to transport and store than other substrates. We believe that these advantages, together with beverage cans’ high level of recyclability, combine to provide our customers with an attractive overall total cost of ownership.
●	Highly contracted revenue base. Over 80% of our revenue for the year ended December 31, 2025 is backed by multi-year supply agreements ranging from two to seven years in duration, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs, including aluminum. Specifically, such arrangements include (i) multi-year contracts that include input cost pass through and/or margin maintenance provisions and (ii) one-year contracts that allow us to negotiate pricing levels for our products on an annual basis as we determine our input costs for the relevant year.
●	Well-invested asset base with significant scale and operational excellence. As at December 31, 2025, we operated 23 strategically-located production facilities in nine countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. We pursue continuous improvement in our facilities and promote a culture of consistently pursuing excellence through standardizing and sharing best practices across our network of plants. We believe the total value proposition we offer our customers, in the form of geographic reach, customer service, product quality, reliability, design and innovation will enable us to continue to drive growth and profitability.
●	Significant and growing specialty can capacity. We have a significant presence in the specialty can segment, which we define as all cans other than 12-ounce 211 diameter cans in the Americas, and all cans other than 330ml and 500ml 211 diameter cans in Europe. Specialty cans include slim cans, sleek cans and cans of a standard diameter but special height. The specialty can segment has grown at a faster rate than the standard can segment in recent years and typically offers more attractive margins. In 2025, specialty cans represented 51% of our total can shipments, with strong representation in both the Europe and Americas segments.
●	Infinitely recyclable metal in products respond to growing sustainability awareness. The metal in our beverage cans is infinitely recyclable. We estimate recycling rates for aluminum beverage cans to be at 75% in Europe, 43% in the United States and over 97% in Brazil. We believe that an increasing awareness of the benefits of sustainable packaging in many of our markets will favor pack mix shifts to metal beverage cans in the future. We

Ardagh Metal Packaging S.A.

also believe that legislative and other measures designed to increase recycling rates will favor our substrates in the future.
●	Technical leadership and innovation. We have advanced technical and manufacturing capabilities in metal beverage packaging, including research and development and engineering activities principally in centers based in Elk Grove, Illinois, and Bonn, Germany. Our capabilities have enabled us to develop product and process innovations to meet the dynamic needs of our customers. We have significant expertise in the production of value-added metal beverage cans with features such as high-quality graphic designs, colored tabs and tactile finishes. Our investments in digital print in Hart Print and NOMOQ enhance our design capabilities further. We produce metal beverage cans in a range of sizes and have been a leader in the introduction of lighter aluminum cans.
●	Proven track record of generating attractive returns through organic expansion, strategic investment and continuous improvement. Since its acquisition by Ardagh Group in 2016, the metal beverage business has grown through a combination of organic expansion, strategic investment and continuous improvement. We have increased our exposure to faster growing categories of the beverage market, as well as diversifying our customer base, notably in North America, thereby improving our business mix. Ardagh Group has also made strategic investments, including the construction of our ends production facility in Manaus, Brazil, in 2018 which allowed us to become self-sufficient for ends supply in that market, as well as converting our production facilities in Rugby, United Kingdom and Weissenthurm, Germany, from steel to aluminum beverage cans. In addition, we have focused on continuous improvement across our business to optimize costs and drive efficiencies. We expect our principal focus to be on growth through organic expansion and strategic development with new and existing customers. We believe that we can maintain and grow attractive margins through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.
●	Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team with extensive experience in the metal beverage packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation.

Our Business Strategy

Our principal objective remains to increase shareholder value by achieving growth in Adjusted EBITDA and cash generation. We aim to achieve this objective through organically growing our business, but will also continue to evaluate other acquisitions and strategic opportunities to enhance shareholder value. We pursue these objectives through the following strategies:

●	Grow Adjusted EBITDA and cash flow. We seek to leverage our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service to grow revenue with new and existing customers, improve our productivity, and reduce and recover our costs. To increase Adjusted EBITDA, we will continue to exploit opportunities to improve network efficiency and utilization and take a disciplined approach to new growth investment. To increase cash generation, we actively manage our working capital and capital expenditures. Our $1.8 billion growth investment plan across the period 2021-2024 is expected to continue contributing to revenue and Adjusted EBITDA growth and improved cash flow generation.
●	Continue to enhance product mix and profitability. We have enhanced our product mix over the years by replacing lower margin business with higher margin business and by pursuing growth opportunities in new and emerging end-use categories of the beverage market. We will continue to develop long-term partnerships with existing and new customers, including new and emerging growth customers, and selectively pursue such opportunities that will grow our business and improve our overall profitability. We have invested in significantly

Ardagh Metal Packaging S.A.

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

Manufacturing and Production

As of December 31, 2025, we operated 23 production facilities in nine countries and had approximately 6,500 employees. Our production facilities are currently located in seven European countries, as well as in the United States and Brazil.

The following table summarizes our principal production facilities as of December 31, 2025.

Number of
Production
Location	Facilities*
United States	8
Germany	4
Brazil	3
United Kingdom	3
Other European countries(1)	5
23

* Excluding digital print locations.

(1)	One facility in each of Austria, France, the Netherlands, Poland and Spain.

Ardagh Metal Packaging S.A.

Industry Overview

We operate in the beverage can segment of the consumer metal packaging industry.

The beverage can sector has delivered sustained multi-year growth in Europe and North America, while Brazil remained a robust market despite a slight recent moderation in demand. In each of these markets, the long-term cumulative acceleration in demand for metal beverage cans is principally driven by new beverage product innovations, increased awareness by consumers of sustainability and pack mix shifts. In addition, the convenience of filling, transporting and stocking beverage cans, compared with alternative substrates are believed to be contributing to this growth. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration.

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

Customers

We operate production facilities in Europe, the United States and Brazil, and we sell metal beverage cans to multinational, regional and national customers in these regions. We supply leading manufacturers in each of the markets we serve, including AB InBev, Carlsberg (including the recently acquired Britvic), Celsius Holdings (which recently acquired Alani Nu and Rockstar Energy), Cidade Imperial, Coca-Cola, Heineken, Keuring Dr. Pepper, Mark Anthony Brands, Molson Coors, Monster Beverage, National Beverage Company and PepsiCo among others.

Our top ten customers represented approximately 57% of our revenue in 2025. Over 80% of our revenue is backed by multi-year supply agreements, ranging from two to seven years in duration. These contracts generally provide for the pass through of metal price fluctuations as well as a mechanism for the recovery of non-metal input cost inflation, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi-year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi-year supply agreements with our customers. In other cases, sales are made under commercial supply agreements, typically of one-year’s duration, with prices based on expected purchase volumes.

Competitors

Our principal competitors in metal beverage packaging include Ball Corporation, Crown Holdings, and CANPACK.

Ardagh Metal Packaging S.A.

Raw Materials and Suppliers

The principal raw materials used in our business are aluminum, coatings and lining compounds. Our major aluminum suppliers include Novelis, Speira, Tri-Arrows, Constellium, Aluminium Dynamics and Kaiser Aluminum.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

Deposit Return Systems

In North America, sales of beverage cans are affected by governmental regulation of packaging, including deposit return laws. At December 31, 2025, there were ten U.S. states with container deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container or product. In Canada, deposit laws cover some form of beverage container in all 10 provinces and three territories. The range for deposits is between 5 and 40 cents (Canadian Dollar), depending on size of container and type of beverage. In addition, many beverages and containers, particularly new product innovations and unique alcohol beverage products, are not clearly defined in U.S. and Canadian deposit laws, and local agencies provide final decisions on the application of deposit laws.

In Europe, 17 countries now operate packaging deposit return systems, driven by the EU’s Packaging and Packaging Waste Regulation Directive. The wider roll out of deposit return systems in Europe could lead to cost increases for collection and recycling of beverage cans, as well as temporary demand disruption, and therefore potentially have impacts on the packaging material mix at retailers.

Ardagh Metal Packaging S.A.

C.Organizational structure

The following table provides information relating to our principal operating subsidiaries, all of which are wholly-owned, at December 31, 2025.

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

See “Item 4.—Information on the Company—B. Business Overview—Manufacturing and Production.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Metal Packaging S.A. for the years ended December 31, 2025, 2024 and 2023 including the related notes thereto, included elsewhere in this Annual Report. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this Annual Report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or profit/(loss) for the year, as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business Drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends, end-consumer demand for our products and production capacity of our production facilities; (ii) prices of energy and raw materials used

Ardagh Metal Packaging S.A.

in our business, primarily aluminum and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; and (iv) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices. While we currently believe the recently implemented and additional proposed changes to tariffs are likely to have a minimal impact on the results of the Group’s operations, management continues to closely monitor the evolving environment and the potential impact on the Group.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. A summary of material accounting policies is contained in note 3 to our audited consolidated financial statements for the three years ended December 31, 2025. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter the Group’s results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

Ardagh Metal Packaging S.A.

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

The principal pension assumptions used in the preparation of the audited consolidated financial statements take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of the obligations.

The ranges of the principal assumptions applied in estimating defined benefit obligations for the Group's main schemes were:

	Germany		UK		U.S.
	2025	2024	2025	2024	2025	2024
	%	%	%	%	%	%
Rate of inflation	2.00	2.00	2.80	3.00	2.20	2.20
Rate of increase in salaries	3.00	3.00	2.45	2.60	3.00	3.00
Discount rate	4.33	3.57	5.60	5.55	5.90	5.87

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	23	23	21	21	21	21
Life expectancy, future pensioners	25	25	23	23	23	23

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would increase by an estimated $21 million (2024: $22 million). If the discount rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would decrease by an estimated $20 million (2024: $19 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $10 million (2024: $9 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $9 million (2024: $10 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $11 million (2024: $10 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $10 million (2024: $11 million).

Ardagh Metal Packaging S.A.

The impact of increasing the life expectancy by one year would result in an increase in the net defined benefit obligation of the Group of $6 million at December 31, 2025 (2024: $6 million), holding all other assumptions constant.

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

Valuation of Earnout Shares

The Group follows the guidance of IAS 32 ‘Financial Instruments: Presentation’ in accounting for the Earnout Shares. The Earnout Shares are recorded as a financial liability and measured at fair value at each reporting date, and are considered a critical accounting estimate in the comparative financial periods included in the audited consolidated financial statements included in this Annual Report. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the valuation of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 22 to the audited consolidated financial statements included in this Annual Report.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2025 have been assessed by the Board. None of these new standards or amendments to existing standards effective January 1, 2025 have had or are expected to have a material impact for the Group.

Recent accounting pronouncements

New standards and amendments to existing standards and interpretations which are effective for annual periods beginning on or after January 1, 2026, and have not been early adopted by the Group include IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which will replace IAS 1 ‘Presentation of Financial Statements.’  IFRS 18 will retain many of the principles from IAS 1 with limited changes, in particular, it will not impact the recognition or measurement of items in the financial statements, or items which are presented in the income statement. IFRS 18 will introduce new presentation of items within the income statement, new required disclosures in the financial statements for certain management defined performance measures reported outside of an entity’s financial statements, and enhanced principles on aggregation and disaggregation which apply to the primary in the financial statements and notes in general. The standard is effective for annual periods beginning on or after January 1, 2027 with retrospective application to all comparative periods. The Board’s assessment of the impact of this standard on the consolidated financial statements is on-going.

Ardagh Metal Packaging S.A.

The Board’s assessment of the impact of other new or amended standards which are not yet effective and which have not been early adopted by the Group, including  various Amendments to IFRS 9 and IFRS 7 regarding ‘Contracts Referencing Nature-dependent Electricity’ and ‘Classification and the Measurement of Financial Instruments’, and IFRS 19 ‘Subsidiaries without Public Accountability’ is on-going however they are not expected to have a material effect on the consolidated financial statements.

A.Operating results

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

	Year ended
	December 31,
	2025	2024

	(in $ millions)
Revenue	5,497	4,908
Cost of sales	(4,816)	(4,278)
Gross profit	681	630
Sales, general and administration expenses	(299)	(288)
Intangible amortization	(138)	(140)
Operating profit	244	202
Net finance expense	(240)	(192)
Profit before tax	4	10
Income tax credit/(charge)	7	(13)
Profit/(loss) for the year	11	(3)

Revenue

Revenue in the year ended December 31, 2025, increased by $589 million, or 12%, to $5,497 million, compared with $4,908 million in the year ended December 31, 2024. The increase, excluding favorable foreign currency translation effects of $74 million, principally reflects the pass through of higher input costs to customers and favorable volume/mix effects.

Cost of sales

Cost of sales in the year ended December 31, 2025, increased by $538 million, or 13%, to $4,816 million, compared with $4,278 million in the year ended December 31, 2024. The increase in cost of sales is principally due to the impact of higher sales as outlined above. Exceptional cost of sales were in line with the prior year. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Gross profit

Gross profit in the year ended December 31, 2025, increased by $51 million, or 8%, to $681 million, compared with $630 million in the year ended December 31, 2024. Gross profit percentage in the year ended December 31, 2025, decreased by 40 basis points to 12.4%, compared with 12.8% in the year ended December 31, 2024. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2025, decreased by 50 basis points to 12.7%, compared with 13.2% in the year ended December 31, 2024, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.

Ardagh Metal Packaging S.A.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2025, increased by $11 million, or 4%, to $299 million, compared with $288 million in the year ended December 31, 2024. The increase in sales, general and administration expenses was due to higher exceptional sales, general and administration expenses in the current year. Excluding exceptional items, sales, general and administration expenses were in line with the prior year. Exceptional sales, general and administration expenses increased by $11 million, due to higher transaction-related and other costs in the current year. Further analysis of the movement in exceptional items is set out in “—Supplemental Management’s Discussion and Analysis.”

Intangible amortization

Intangible amortization in the year ended December 31, 2025, decreased by $2 million or 1%, to $138 million, compared with $140 million in the year ended December 31, 2024, primarily due to a decrease in the amortization of customer-related intangible assets.

Operating profit

Operating profit in the year ended December 31, 2025, increased by $42 million, to $244 million compared with $202 million in the year ended December 31, 2024. The increase is primarily due to higher gross profit as outlined above, partly offset by higher sales, general and administration expenses.

Net finance expense

Net finance expense in the year ended December 31, 2025, was $240 million, compared with $192 million in the year ended December 31, 2024, an increase of $48 million. Net finance expense for the years ended December 31, 2025 and 2024 comprised the following:

	Year ended
	December 31,
	2025	2024

	(in $ millions)
Senior Facilities interest expense	158	140
Net pension interest cost	5	5
Lease interest cost	23	25
Foreign currency translation loss	6	—
Loss/(gain) on derivative financial instruments	6	(5)
Other net finance expense	28	40
Net finance expense before exceptional items	226	205
Exceptional net finance expense/(income)	14	(13)
Net finance expense	240	192

Senior Facilities interest expense increased by $18 million, or 13%, in the year ended December 31, 2025, compared with the year ended December 31, 2024. The increase primarily relates to interest and fees on the Senior Secured Term Loan.

Lease interest cost in the year ended December 31, 2025 decreased by $2 million to $23 million, compared with $25 million in the year ended December 31, 2024, driven by a decrease in lease obligations during the year and related interest thereon.

Ardagh Metal Packaging S.A.

Foreign currency translation losses in the year ended December 31, 2025 increased by $6 million to $6 million, compared with $nil in the year ended December 31, 2024, driven by foreign exchange rate fluctuations during the year, primarily related to the U.S. dollar.

Losses on derivative financial instruments in the year ended December 31, 2025 amounted to $6 million, compared with a $5 million gain in the year ended December 31, 2024. The losses primarily related to the Group's virtual power purchase agreement ("vPPA").

$14 million net exceptional finance expenses includes premiums payable on and accelerated amortization of deferred debt issue costs and other expenses related to (i) the early redemption of the Group's $600 million 6.000% Senior Secured Green Notes due 2027; (ii) repayment of the Senior Secured Term Loan; and (iii) termination of the Group's cross currency interest rate swaps (“CCIRS”) in December 2025, partly offset by a gain on the movements in fair value of the Earnout Shares and Private and Public Warrants.  Exceptional net finance income for the year ended December 31, 2024, of $13 million primarily comprised of a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.

Income tax credit/(charge)

Income tax credit in the year ended December 31, 2025 was $7 million, compared with a tax charge of $13 million in the year ended December 31, 2024.

The decrease in the income tax charge of $20 million is primarily attributable to a decrease in the profit before tax of $6 million (tax effect of $1 million at the standard rate of Luxembourg corporation tax), a decrease of $12 million in tax charge on tax losses for which no deferred tax was recognized, a decrease of $4 million in tax charge on non-deductible and other items, an increase of $3 million in prior year adjustments credits, and a decrease of $4 million in tax charge on income subject to state and other local income taxes, partially offset by an increase of $3 million in tax charge on re-measurement of deferred taxes relating to the decrease in the substantively enacted rate of corporation tax in Germany, and a decrease of $1 million in tax credit on income taxed at rates other than the standard rate of Luxembourg corporation tax.

The effective income tax rate on profit before exceptional items for the year ended December 31, 2025 was 30%, compared with a tax rate of 28% for the year ended December 31, 2024.  The increase in effective tax rate is primarily attributable to changes in profitability mix in the year ended December 31, 2025.

Profit for the year

As a result of the items described above, the profit for the year ended December 31, 2025, increased by $14 million to $11 million, compared with a $3 million loss in the year ended December 31, 2024.

Ardagh Metal Packaging S.A.

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

Net finance expense

Net finance expense in the year ended December 31, 2024, was $192 million, compared with $147 million in the year ended December 31, 2023, an increase of $45 million. Net finance expense for the years ended December 31, 2024 and 2023 comprised the following:

	Year ended
	December 31,
	2024	2023

	(in $ millions)
Senior Facilities interest expense	140	132
Net pension interest cost	5	5
Lease interest cost	24	24
Foreign currency translation loss	—	6
(Gain)/loss on derivative financial instruments	(5)	2
Other net finance expense	40	36
Net finance expense before exceptional items	205	205
Exceptional finance income	(13)	(58)
Net finance expense	192	147

Senior Facilities interest expense increased by $8 million, or 6%, in the year ended December 31, 2024, compared with the year ended December 31, 2023. The increase primarily relates to interest and fees on the Senior Secured Term Loan.

Lease interest cost in the year ended December 31, 2024 increased by $1 million to $25 million, compared with $24 million in the year ended December 31, 2023, driven by an increase in lease obligations during the year and related interest thereon.

Foreign currency translation loss in the year ended December 31, 2024 decreased by $6 million to $nil, compared with $6 million in the year ended December 31, 2023, driven by foreign exchange rate fluctuations during the year, primarily related to the U.S. dollar.

Gains on derivative financial instruments in the year ended December 31, 2024 amounted to $5 million, compared with $2 million losses in the year ended December 31, 2023. The gains are related to the Group’s CCIRS and vPPA, which was entered into during July 2024.

$13 million net exceptional finance income for the year ended December 31, 2024 primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants. Exceptional net finance income

Ardagh Metal Packaging S.A.

for the year ended December 31, 2023, of $58 million primarily comprised of a gain on the Earnout Shares, Private and Public Warrants.

Income tax (charge)/credit

Income tax charge in the year ended December 31, 2024 was $13 million, compared with a tax credit of $21 million in the year ended December 31, 2023.

The increase in the income tax charge is primarily attributable to an increase in the profit before tax of $81 million (tax effect of $20 million at the standard rate of Luxembourg corporation tax), a decrease of $23 million in prior year adjustments credits, primarily relating to tax credits arising from a favorable Superior Court of Justice ruling in Brazil in the year ended December 31, 2023, and an increase of $3 million in income taxed at rates other than the standard rate of Luxembourg corporation tax. These increases were partially offset by a decrease of $11 million in tax losses for which no deferred tax was recognized and a decrease of $1 million in tax charge on income subject to state and other local income taxes.

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

Supplemental Management’s Discussion and Analysis

Key Operating Measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the profit/(loss) for the year to Adjusted EBITDA see below:

	Year ended December 31,
	2025	2024	2023
	$'m	$'m	$'m
Profit/(loss) for the year	11	(3)	(50)
Income tax (credit)/charge	(7)	13	(21)
Net finance expense	240	192	147
Depreciation and amortization	463	449	418
EBITDA	707	651	494
Exceptional operating items	32	21	106
Adjusted EBITDA	739	672	600

Ardagh Metal Packaging S.A.

Adjusted EBITDA in the year ended December 31, 2025, increased by $67 million, or 10%, to $739 million, compared with $672 million in the year ended December 31, 2024.

Adjusted EBITDA in the year ended December 31, 2024, increased by $72 million, or 12%, to $672 million, compared with $600 million in the year ended December 31, 2023.

Exceptional Items

The following table provides detail on exceptional items included in cost of sales, sales, general and administration expenses, finance expense/(income) and income tax (credit)/charge:

	Year ended December 31,
	2025	2024	2023
	$'m	$'m	$'m
Start-up related and other costs	6	24	36
Impairment charge/(reversal) - property, plant and equipment	10	(4)	18
Restructuring (credit)/charge	—	(4)	38
Exceptional items – cost of sales	16	16	92
Transaction-related and other costs	16	5	14
Exceptional items - SG&A expenses	16	5	14
Exceptional finance expense/(income)	14	(13)	(58)
Exceptional items – finance expense/(income)	14	(13)	(58)
Exceptional income tax (credit)/charge	(22)	8	(14)
Total exceptional items, net of tax	24	16	34

Exceptional items are those that in our management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2025

A net charge of $24 million has been recognized as exceptional items for the year ended December 31, 2025, primarily comprising:

●	$6 million start-up related and other costs in the Americas ($3 million) and in Europe ($3 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the year resulting in certain of the initial costs incurred no longer being recoverable.
●	$16 million of transaction-related and other costs, comprised principally of real estate transfer tax and other costs in connection with the Recapitalization Transaction, together with professional advisory fees and other costs incurred in respect of the Group's transformation initiatives.
●	$14 million net exceptional finance expenses includes premiums payable on and accelerated amortization of deferred debt issue costs and other expenses related to (i) the early redemption of the Group's $600 million 6.000% Senior Secured Green Notes due 2027; (ii) repayment of the Senior Secured Term Loan; and (iii) termination of the Group's CCIRS in December 2025, partly offset by a gain on the movements in fair value of the Earnout Shares and Private and Public Warrants.
●	Tax credits of $22 million have been recognized in relation to exceptional items.

Ardagh Metal Packaging S.A.

2024

A net charge of $16 million has been recognized as exceptional items for the year ended December 31, 2024, primarily comprising:

●	$24 million start-up related and other costs in the Americas ($15 million) and in Europe ($9 million), primarily relating to the Group’s investment programs.
●	A $4 million credit relating to property, plant and equipment in Whitehouse, Ohio, which was disposed of or re-distributed for use elsewhere in the Americas operating network during the year resulting in a part-reversal of the impairment charge previously recognized in respect of the plant closure completed in February 2024.
●	A $4 million credit primarily relating to restructuring costs provided for in the prior year for the closure of the Whitehouse facility has also been recognized, in respect of costs no longer expected to be incurred.
●	$5 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$13 million exceptional finance income primarily relates to a gain on movements in the fair market values of the Earnout Shares, Private and Public Warrants.
●	Tax charges of $8 million have been recognized in relation to exceptional items.

2023

A net charge of $34 million has been recognized as exceptional items for the year ended December 31, 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.
●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $14 million have been recognized in relation to exceptional items.

Ardagh Metal Packaging S.A.

Segment Information

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

	Year ended
	December 31,
	2025	2024

	(in $ millions)
Revenue
Europe	2,307	2,161
Americas	3,190	2,747
Total Revenue	5,497	4,908
Adjusted EBITDA
Europe	272	257
Americas	467	415
Total Adjusted EBITDA	739	672

Revenue

Europe. Revenue increased by $146 million, or 7%, to $2,307 million for the year ended December 31, 2025, compared with $2,161 million in the year ended December 31, 2024. The increase in revenue, excluding favorable foreign currency translation effects of $74 million, was principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Americas. Revenue increased by $443 million, or 16%, to $3,190 million for the year ended December 31, 2025, compared with $2,747 million in the year ended December 31, 2024. The increase in revenue was primarily driven by the pass through of higher input costs to customers and favorable volume/mix effects.

See “—Business Drivers.”

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $15 million, or 6%, to $272 million for the year ended December 31, 2025, compared with $257 million in the year ended December 31, 2024. The increase in Adjusted EBITDA was principally due to lower operations and overhead costs, and favorable volume/mix effects, partly offset by lower input cost recovery.

Americas. Adjusted EBITDA increased by $52 million, or 13%, to $467 million for the year ended December 31, 2025, compared with $415 million in the year ended December 31, 2024. The increase was primarily driven by favorable volume/mix effects, partly offset by higher operations and overhead costs and lower input cost recovery.

Ardagh Metal Packaging S.A.

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

See “—Business Drivers.”

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $46 million, or 22%, to $257 million for the year ended December 31, 2024, compared with $211 million in the year ended December 31, 2023. The increase in Adjusted EBITDA was principally due to favorable volume/mix effects and higher input cost recovery, partly offset by higher operations and overhead costs.

Americas. Adjusted EBITDA increased by $26 million, or 7%, to $415 million for the year ended December 31, 2024, compared with $389 million in the year ended December 31, 2023. The increase was primarily driven by lower operations and overhead costs and favorable volume/mix effects.

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

On December 1, 2025, the Group issued €570 million 5.000% Senior Secured Green Notes due 2031 and $620 million 6.250% Senior Secured Green Notes due 2031. Net proceeds from the issue of these notes were used to (i) redeem the Group’s 6.000% Senior Secured Green Notes due 2027, (ii) repay the Senior Secured Term Loan, (iii) pay the applicable redemption premiums and accrued interest in accordance with their terms, (iv) redeem the Preferred Shares (see

Ardagh Metal Packaging S.A.

note 18 to our audited consolidated financial statements), and (v) terminate the Group’s CCIRS scheduled to mature in June 2026.

The Bradesco Facility expired on September 30, 2025, in accordance with the contractual terms having remained undrawn at that date and on November 12, 2025, an amended Bradesco Facility (the “Amended Bradesco Facility”) took effect maturing on October 30, 2026.  The Amended Bradesco Facility contains similar terms as the Bradesco Facility in respect of the security to be provided in the event the facility is drawn.

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

The following table outlines our principal financing arrangements at December 31, 2025:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	529	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	670	–
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	587	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	351	30-Apr-27	Revolving	–	–	351
Bradesco Facility	BRL	500	30-Oct-26	Bullet	–	–	91
Lease obligations	Various	–	Various	Amortizing	–	368	–
Other borrowings	Various	–	Various	Amortizing	–	27	–
Total borrowings						4,451	442
Deferred debt issue costs						(32)	–
Net borrowings						4,419	442
Cash, cash equivalents and restricted cash						(522)	522
Derivative financial instruments used to hedge foreign currency and interest rate risk						3	–
Net debt / available liquidity						3,900	964

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

The decrease in lease obligations from $374 million at December 31, 2024 to $368 million at December 31, 2025, primarily reflects $111 million of principal repayments and $2 million of lease disposals, partly offset by $97 million of new lease liabilities and $10 million of foreign currency movements during the year ended December 31, 2025.

Ardagh Metal Packaging S.A.

At December 31, 2025 the Group had no cash drawings on the Global Asset Based Loan facility, with $351 million of the total facility of $415 million available due to amounts allocated for working capital collateralization.

The following table outlines the minimum repayments we are obliged to make in the twelve months ending December 31, 2026, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2026
		(in millions)			(in $ millions)
Lease obligations	Various	—	Various	Amortizing	109
Other borrowings	Various	—	Various	Amortizing	9
					118

For the year ended December 31, 2025, we reported operating profit of $244 million, cash generated from operations of $718 million and generated Adjusted EBITDA of $739 million.

We generate substantial cash flow from our operations and had $522 million in cash, cash equivalents and restricted cash at December 31, 2025, as well as available but undrawn liquidity of $442 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividends for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Accordingly, we believe that our long-term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance our debt obligations in advance of their respective maturity dates.

Ardagh Metal Packaging S.A.

Off Balance Sheet Arrangements

Receivables Factoring and Related Programs

We participate in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to us or transfer substantially all the risk and rewards to the financial institutions. Receivables of $579 million were sold under these programs at December 31, 2025 (December 31, 2024: $620 million).

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

Included within trade and other payables at December 31, 2025 is an amount of $84 million (December 31, 2024: $111 million) where suppliers have received payments from the processors. These payments are considered non-cash transactions for the Group and there were no significant changes in the carrying amount of trade payables subject to trade payables processing.

Contractual Obligations and Commitments

The following table outlines our principal contractual obligations at December 31, 2025:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years

		(in $ millions)
Long-term debt—capital repayment	4,056	—	1,129	1,637	1,290
Long-term debt—interest *	666	162	314	184	6
Lease obligations and other borrowings	468	141	166	97	64
Purchase obligations	1,539	1,539	—	—	—
Derivatives	37	17	16	—	4
Contracted capital commitments	53	53	—	—	—
Total	6,819	1,912	1,625	1,918	1,364

* Long-term debt interest is calculated based on the contractual interest rates for the Senior facilities.

Ardagh Metal Packaging S.A.

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the three years ended December 31, 2025 set forth below:

	Year ended December 31,
	2025	2024	2023

	(in $ millions)
Operating profit	244	202	76
Depreciation and amortization	463	449	418
Exceptional operating items	32	21	106
Movement in working capital(1)	(2)	40	270
Exceptional costs paid, including restructuring	(19)	(53)	(56)
Cash generated from operations	718	659	814
Net interest paid	(202)	(189)	(174)
Settlement of foreign currency derivative financial instruments	(41)	8	(10)
Income tax paid	(26)	(28)	(14)
Net cash from operating activities	449	450	616

Capital expenditure(2)	(184)	(179)	(378)
Net cash used in investing activities	(184)	(179)	(378)

Proceeds from borrowings	1,309	517	79
Repayment of borrowings	(957)	(229)	(83)
Redemption of preferred shares	(289)	—	—
Lease payments	(111)	(97)	(78)
Dividends paid	(262)	(264)	(263)
Deferred debt issue costs paid	(17)	(8)	(3)
Consideration paid on termination of derivative financial instruments	(35)	—	—
Exceptional early redemption premium paid	(12)	—	—
Net outflow from financing activities	(374)	(81)	(348)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(109)	190	(110)
Exchange gains/(losses) on cash, cash equivalents and restricted cash	21	(23)	(2)
Net (decrease)/increase in cash, cash equivalents and restricted cash after exchange gains/(losses)	(88)	167	(112)
(1)	Working capital is made up of inventories, trade and other receivables, contract assets, trade and other payables contract liabilities and current provisions. Other companies may calculate working capital in a manner different than ours.
(2)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Net cash from operating activities

Net cash from operating activities decreased by $1 million from $450 million in the year ended December 31, 2024, to $449 million in the year ended December 31, 2025. The decrease was mainly due to a decrease in settlement of derivative financial instruments inflows of $49 million, a decrease in working capital inflows of $42 million, an increase in interest paid of $13 million, partly offset by a $42 million increase in operating profit, a decrease in exceptional costs paid, including restructuring of $34 million, an increase in depreciation and amortization of $14 million, an increase in exceptional operating items of $11 million and a decrease in income tax paid of $2 million.

Ardagh Metal Packaging S.A.

Net cash from operating activities decreased by $166 million from $616 million in the year ended December 31, 2023, to $450 million in the year ended December 31, 2024. The decrease was mainly due to a decrease in working capital inflows of $230 million, a decrease in exceptional operating items of $85 million, partly offset by a $126 million increase in operating profit, an increase in depreciation and amortization of $31 million and a decrease in exceptional costs paid, including restructuring of $3 million. Net cash from operating activities was further impacted by net interest paid of $189 million, income tax paid of $28 million and inflows from settlement of foreign currency derivative financial instruments of $8 million.

Net cash used in investing activities

Net cash used in investing activities increased by $5 million to $184 million in the year ended December 31, 2025, compared with the same period in 2024, mainly driven by higher spend on maintenance capital expenditure. Capital expenditure for the year ended December 31, 2025 includes $63 million on our growth investment projects.

Net cash used in investing activities decreased by $199 million to $179 million in the year ended December 31, 2024, compared with the same period in 2023 mainly driven by reduced spend on the Group’s growth investment program as it nears completion. Capital expenditure for the year ended December 31, 2024 includes $68 million on our growth investment projects.

Net outflow from financing activities

For the year ended December 31, 2025 net cash from financing activities represented an outflow of $374 million compared with an outflow $81 million in the same period in 2024.

2025

Proceeds from borrowings of $1,309 million primarily reflects the issuances of the €570 million 5.000% Senior Secured Green Notes due 2031 and $620 million 6.250% Senior Secured Green Notes due 2031 and drawdown on the Group’s Global Asset Based Loan Facility of $25 million during the year ended December 31, 2025.

Repayment of borrowings of $957 million primarily reflects the redemption of the $600 million 6.000% Senior Secured Green Notes due 2027 and repayment of the Senior Secured Term Loan and repayment of drawings on the Global Asset Based Loan Facility and other borrowings during the year ended December 31, 2025.

Redemption of Preferred Shares of $289 million reflects the Group’s redemption of its 56,306,306 non-convertible, non-voting 9% cumulative Preferred Shares with a nominal value of €4.44 each in December 2025.

Lease payments of $111 million, for the year ended December 31, 2025, increased by $14 million compared to $97 million in the prior year, primarily reflecting increased principal repayments on the Group’s lease obligations.

For the year ended December 31, 2025 we paid dividends to shareholders of $262 million. On February 25, 2025, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on March 27, 2025 to shareholders of record on March 13, 2025. On February 25, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2025. On April 22, 2025, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on May 15, 2025 to shareholders of record on May 5, 2025. On April 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on May 15, 2025. On July 22, 2025, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on August 19, 2025 to shareholders of record on August 7, 2025. On July 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim

Ardagh Metal Packaging S.A.

dividend of €6 million ($6 million) was paid on August 19, 2025. On October 21, 2025, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on November 13, 2025 to shareholders of record on November 3, 2025. On October 21, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares to be paid on November 13, 2025. The net pro-rata dividend up to the redemption date of the Preferred Shares, amounted to €4 million ($4 million).

Deferred debt issue costs paid of $17 million primarily relate to the issuances of the €570 million 5.000% Senior Secured Green Notes due 2031 and $620 million 6.250% Senior Secured Green Notes due 2031 in December 2025.

Consideration paid on the termination of derivative financial instruments of $35 million relates to the costs associated with the early termination of the Group’s CCIRS in December 2025.

Exceptional early redemption premium paid of $12 million relates to premium payable on the early redemption of the Group’s 6.000% Senior Secured Green Notes due 2027 and repayment of the Senior Secured Term Loan in December 2025.

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

For the year ended December 31, 2024, we paid dividends to shareholders of $264 million. On February 20, 2024, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2024. On April 23, 2024, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on June 26, 2024. On July 23, 2024, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on September 26, 2024 to shareholders of record on September 12, 2024. On July 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on September 26, 2024. On October 22, 2024, the Board approved an interim dividend of $0.10 per Ordinary Share. The interim dividend of $60 million was paid on December 19, 2024 to shareholders of record on December 5, 2024. On October 22, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on December 19, 2024.

Working capital

For the year ended December 31, 2025, the movement in working capital decreased by $42 million to an outflow of $2 million from an inflow of $40 million in the year ended December 31, 2024. The decrease in working capital inflow was primarily due to unfavorable cash flows generated from inventory and trade and other receivables, partly offset by favorable cash flows generated from trade and other payables.

Ardagh Metal Packaging S.A.

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

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring in the year ended December 31, 2025 decreased by $34 million to $19 million compared with $53 million in the year ended December 31, 2024. For the year ended December 31, 2025, amounts paid of $19 million primarily comprised $13 million of transaction-related, restructuring and other costs and $6 million of start-up costs, mainly relating to the Group's growth investment program.

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

Income tax paid

Income tax paid during the year ended December 31, 2025 was $26 million, which represents a decrease of $2 million when compared to the year ended December 31, 2024. The decrease of $2 million is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Income tax paid during the year ended December 31, 2024 was $28 million, which represents an increase of $14 million when compared to the year ended December 31, 2023. The increase is primarily attributable to refunds received in certain jurisdictions in the year ended December 31, 2023.

Capital expenditure

	Year ended
	December 31,
	2025	2024	2023

	(in $ millions)
Europe	96	76	155
Americas	88	103	223
Net capital expenditure	184	179	378

Capital expenditure for the year ended December 31, 2025, increased by $5 million to $184 million, compared to $179 million for the year ended December 31, 2024. The increase was mainly driven by increased maintenance capital spend, partly offset by reduced spend on the Group’s growth investment program as it nears completion. Capital expenditure for the year ended December 31, 2025 includes $63 million related to our growth investment program.

In Europe, capital expenditure for the year ended December 31, 2025, was $96 million, compared to capital expenditure of $76 million for the year ended December 31, 2024 with the increase attributable to higher spend on the Group's growth investment program and higher maintenance capital expenditure. In the Americas, capital expenditure in the year ended December 31, 2025, was $88 million compared to capital expenditure of $103 million for the year ended December 31, 2024, with the decrease primarily attributable to reduced spend on the Group’s growth investment program, partly offset by higher maintenance capital expenditure.

Ardagh Metal Packaging S.A.

Capital expenditure for the year ended December 31, 2024, decreased by $199 million to $179 million, compared to $378 million for the year ended December 31, 2023. The decrease was mainly driven by reduced spend on the Group’s growth investment program as it nears completion. Capital expenditure for the year ended December 31, 2024 includes $68 million related to our growth investment program.

In Europe, capital expenditure for the year ended December 31, 2024, was $76 million, compared to capital expenditure of $155 million for the year ended December 31, 2023 with the decrease primarily attributable to reduced spend on the Group's growth investment program. In the Americas, capital expenditure in the year ended December 31, 2024, was $103 million compared to capital expenditure of $223 million for the year ended December 31, 2023, with the decrease primarily attributable to reduced spend on the Group’s growth investment program.

C.Research and development, patents and licenses

See “Item 4. Information on the Company—B. Business Overview—Innovation, Research and Development.”

D.Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this Annual Report to be not necessarily indicative of future operating results or financial conditions.

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

Ardagh Metal Packaging S.A.

Board

Name	Age	Position	Expiration of current directorship term	Independent
Herman Troskie	55	Chair	2028
Oliver Graham	57	Chief Executive Officer and Director	2026
Stefan Schellinger	55	Chief Financial Officer and Director	2026
Mark Porto	59	Director	2026
Abigail Blunt	64	Non-Executive Director	2027	☒
Yves Elsen	68	Non-Executive Director	2028	☒
Elizabeth Marcellino	68	Non-Executive Director	2026	☒
Damien O’Brien	70	Non-Executive Director	2028	☒
The Rt. Hon. the Lord Hammond of Runnymede	70	Non-Executive Director	2027	☒

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

Oliver Graham

Oliver Graham is CEO of Ardagh Metal Packaging S.A., a position he has held since 2020. Before taking up this role, Mr. Graham was CEO of Metal Packaging Europe with responsibility for Metal Packaging Brazil, as well as being Ardagh Group S.A. Commercial Director. He joined Ardagh in 2016 following the acquisition of the metal beverage packaging business, prior to which he was group commercial director at Rexam PLC. Mr. Graham joined Rexam PLC in 2013 from The Boston Consulting Group, where he was a partner. He is chair of the Sustainability Committee and a member of the Finance Committee. He is a British citizen.

Stefan Schellinger

Stefan Schellinger is CFO of Ardagh Metal Packaging S.A.. Prior to his appointment in September 2024, Mr. Schellinger served as executive vice president, global CFO and a member of the board of directors of ContourGlobal plc from 2019 to 2023. Prior to ContourGlobal, he was group finance director and executive director of the diversified industrial company Essentra plc from 2015 until 2018, having joined the company as corporate development director and group management committee member in 2013. From 2005 to 2013 Mr. Schellinger spent eight years with Danaher Corporation, as corporate development director and as finance director–emerging markets in Danaher's Gilbarco Veeder Root business. Prior to this, he worked as vice president in investment banking at J.P. Morgan in London. He started his career in accountancy in Germany at Arthur Andersen. Mr. Schellinger received his MBA from the University of Chicago, Graduate School of Business and holds a degree in Finance and Accounting from the University of St. Gallen, Switzerland. He is a member of the Finance Committee and the Sustainability Committee. Mr. Schellinger is a dual British and German citizen.

Ardagh Metal Packaging S.A.

Mark Porto

Mark Porto has a 20-year track record in working with industrial manufacturing, consumer product, and technology companies worldwide. Mr. Porto is the Executive Chair of the board of directors of Ardagh Holdings. S.A.. Most recently, he worked as CEO of Phoenix Services / Phoenix Global, a global industrial supplier. Previously, Mr. Porto was recruited by the private equity investment firm Promus Holdings to serve as president, CEO, and board director of Associated Steel Group, a building design and manufacturing firm. Prior roles included interim executive assignments with private equity firms in North America and Europe as well as VP of Operations at Bushnell, a consumer products company. Mr. Porto also served as advisor, consultant, and interim executive to AlixPartners, a business advisory firm, and served as a Division Officer in the United States Navy and with the Naval Reserves. Mr. Porto graduated from Northwestern University, Kellogg School of Management, with an MBA in International Business and Marketing. He also has a BS in Computer Science and BA in Mathematics from Duke University. He is a member of the Compensation Committee, the Finance Committee and the Nominating and Governance Committee. He is a citizen of the United States of America and Italy.

Abigail Blunt

Abigail Blunt has had a 30-year career as a corporate and government affairs executive with extensive expertise in the consumer packaged goods industry. In September 2022 she left the Kraft Heinz Company after 21 years where she had led the Global Government Affairs function, served as an Advisor to the board, a Kraft Heinz Foundation board member and an ESG leader. Earlier in her career, Mrs. Blunt earned significant political acumen through her roles in government and government related entities including Finance Director of the National Republican Congressional Committee (NRCC), Deputy Director of the Bush Re-election Committee, U.S. Chamber of Commerce Foundation Director, Government Affairs Director for the Federal Deposit Insurance Corporation (FDIC) and a legislative aide in the U.S. House of Representatives. Mrs. Blunt was named by Washingtonian Magazine as one of “Washington’s Most Influential People” in 2021 and 2022. She serves on the board of Apollo owned portfolio company, SmartStart, Varsity Tutors parent company Nerdy (NYSE-NRDY) and nutrition platform VitaKey. She is a member of The Economic Club of Washington and Extraordinary Women on Boards(EWOB). Mrs. Blunt is an independent director and is a member of the Audit Committee and the Sustainability Committee. She is a citizen of the United States of America.

Yves Elsen

Yves Elsen is managing director and chairman of the board of directors of HITEC Luxembourg S.A., a Luxembourg-based industrial and technology company serving contractors in over 20 countries around the world. Prior to this, Mr. Elsen founded and led SATLYNX S.A., following extensive experience with listed satellite operator SES – Société Européenne des Satellites S.A.. He was a member of the supervisory board of Villeroy & Boch AG from 2013 to 2019 and its chairman from 2017 to 2019. Mr. Elsen is chairman of the board of governors of the University of Luxembourg. He is an independent director and is a member of the Audit Committee and the Nominating and Governance Committee. Mr. Elsen is a citizen of the Grand Duchy of Luxembourg.

Elizabeth Marcellino

Elizabeth Marcellino works as the strategic communications lead for the CEO of Los Angeles County with a focus on the county’s $50+ billion annual budget. She previously worked for more than a dozen years as a writer and journalist reporting on a wide range of policy issues for Los Angeles-based City News Service. Prior to that, Ms. Marcellino was managing director of Goldman Sachs Group, Inc., where she worked from 1991 to 2004 in investment banking, portfolio management, and private equity, specializing for many years in real estate. She earned a B.A. in Economics from the University of California, Los Angeles and a M.B.A. in Finance and Real Estate from The Wharton School of the University of Pennsylvania. Ms. Marcellino is an independent director and is a member of the Audit Committee and the Sustainability Committee. She is a citizen of the United States of America.

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

B.Compensation

Director Compensation

We have established a compensation program for our independent directors. In 2025, the aggregate amount of our independent directors’ compensation was approximately $1.2 million, in the form of a cash retainer for the performance of duties as a director. The independent directors’ compensation program allows each independent director the opportunity to elect to receive Ordinary Shares in lieu of a portion of the annual cash retainer payable to the independent director under the program.

We also reimburse our independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board and committee meetings. Directors who are employees of the Company or its affiliates do not receive any compensation for their services as directors.

Key Management Compensation

The aggregate amount of compensation our key management (including any executive directors) received from the Group for service as key management for the year ended December 31, 2025 was $6 million. In addition, subsidiaries of the Ardagh Group, which do not form part of the Group, incurred transaction-related and other compensation for key management during the year of $nil. An aggregate of approximately $nil has been set aside or accrued for the year ended December 31, 2025 to provide pension, retirement or similar benefits to our key management (including any executive directors). See note 26 to the audited consolidated financial statements included elsewhere in this Annual Report.

C.Board Practices

Controlled Company

Our Ordinary Shares are listed on the NYSE. Under the NYSE’s current listing standards, we qualify for and avail ourselves of certain of the controlled company exemptions under the NYSE Standards applicable to listed companies as described in the NYSE listed company manual (the “NYSE Listed Company Manual”). A controlled company is defined

Ardagh Metal Packaging S.A.

by the NYSE Standards pursuant to Section 303A of the NYSE Listed Company Manual as a listed company of which more than 50% of the voting power for the election of directors held by an individual, a group or another company. AHSA controls, directly or indirectly, a majority of the voting power of our issued and outstanding Ordinary Shares and we are therefore a controlled company.

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

Composition of Our Board

Our Board currently consists of 9 members. Our Board consists of such number of directors as the general meeting of shareholders may from time to time determine, provided that the Board is composed at all times of no fewer than three (3) directors and no more than fifteen (15) directors.

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

Our Board meets as often as it deems necessary to conduct the business of the Company. In 2025, there were six meetings of the Board with an attendance rate of 98%.

Ardagh Metal Packaging S.A.

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

Audit Committee

In 2025, five meetings of the Audit Committee were held, with an attendance rate of 100%. Our Audit Committee consists of Damien O’Brien, Abigail Blunt, Yves Elsen, Elizabeth Marcellino and The Rt. Hon. the Lord Hammond of Runnymede, with Damien O’Brien serving as the chair of the Audit Committee. All of our Audit Committee members are independent directors, in accordance with the NYSE Standards and the SEC requirements.

Our Audit Committee, among other matters, oversees (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal

Ardagh Metal Packaging S.A.

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the Audit Committee members meets the financial literacy requirements of the NYSE listing standards and the Board has determined that Damien O’Brien qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. See “Item 16A. Audit Committee Financial Expert.” The designation does not impose on the Audit Committee Financial Expert any duties, obligations or liabilities that are greater than those generally imposed on members of our Audit Committee and our Board. Our Board has adopted a written charter for the Audit Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/investors/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Compensation Committee

In 2025, three meetings of the Compensation Committee were held, with an attendance rate of 100%. Our Compensation Committee consists of Herman Troskie, Damien O’Brien and Mark Porto, with Herman Troskie serving as the chair of the Compensation Committee. Paul Coulson resigned from the Compensation Committee in connection with his resignation as a director of the Company in November 2025. As we are a controlled company as defined under NYSE Standards, see “—Controlled Company” above, our Compensation Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to ensure compliance with such rules.

Ardagh Metal Packaging S.A.

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

Our Board has adopted a written charter for the Compensation Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/investors/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Nominating and Governance Committee

In 2025, five meetings of the Nominating and Governance Committee were held, with an attendance rate of 100%. Our Nominating and Governance Committee consists of Herman Troskie, Yves Elsen, Damien O’Brien and Mark Porto, with Herman Troskie serving as the chair of the Nominating and Governance Committee. Paul Coulson resigned from the Nominating and Governance Committee in conjunction with his resignation as a director of the Company in November 2025. As we are a controlled company as defined under NYSE Standards, see “—Controlled Company” above, our Nominating and Governance Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our Nominating and Governance Committee accordingly in order to ensure compliance with such rules. The Nominating and Governance Committee, among other matters:

●	selects and recommends to our Board nominees for election by the shareholders or appointment by the board;
●	annually reviews with our Board the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the board members;
●	makes recommendations on the frequency and structure of board meetings and monitor the functioning of the committees of the board;
●	develops and recommends to our Board a set of corporate governance guidelines applicable to us and periodically reviews such guidelines and recommends changes to our Board for approval as necessary; and
●	oversees the annual self-evaluation of our Board.

Ardagh Metal Packaging S.A.

Our Board has adopted a written charter for the Nominating and Governance Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/investors/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Sustainability Committee

In 2025, four meetings of the Sustainability Committee were held with an attendance rate of 100%. Our Sustainability Committee consists of Oliver Graham, Abigail Blunt, Elizabeth Marcellino, Til Ruhnke and Stefan Schellinger, with Oliver Graham serving as the chair of the Sustainability Committee. The Sustainability Committee, among other matters:

●	assists our Board in fulfilling its oversight responsibility for the Company’s environmental and social sustainability objectives;
●	makes recommendations to our Board relating to environmental and social sustainability matters;
●	develops and oversees the implementation of a sustainability strategy; and
●	advises our Board periodically with regard to current and emerging environmental and social sustainability developments.

Our Board has adopted a written charter for the Sustainability Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/investors/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

Finance Committee

Our Finance Committee consists of Herman Troskie, Oliver Graham, Cormac Maguire, Mark Porto and Stefan Schellinger, with Herman Troskie serving as the chair of the Finance Committee. The Finance Committee, among other matters,

●	reviews and monitors the capital structure, financial policies and treasury function of the Company and makes recommendations to our Board in relation thereto; and
●	reviews and recommends to our Board whether to approve financing agreements or arrangements, including plans to issue, incur, amend, repurchase, redeem or repay, as applicable, indebtedness.

Our Board has adopted a written charter for the Finance Committee, which is available on our corporate website at https://www.ardaghmetalpackaging.com/investors/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

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

Ardagh Metal Packaging S.A.

Additionally, our Board has adopted independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines is posted on our website at https://www.ardaghmetalpackaging.com/investors/corporate-governance. The contents of the website are not incorporated by reference into this Annual Report.

D.Employees

As of December 31, 2025, we had approximately 6,500 employees globally, of which approximately 3,600 were located in Europe, approximately 1,900 were located in the United States and approximately 1,000 employees were located in Brazil.

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

The following table shows the beneficial ownership of our outstanding Ordinary Shares as of the approval date of the financial statements included elsewhere in this Annual Report by:

●	each person known by the Company to beneficially own more than 5% of our outstanding Ordinary Shares;
●	each executive officer or director of the Company; and
●	all of the executive officers and directors of the Company as a group.

Ardagh Metal Packaging S.A.

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	%

Ardagh Holdings S.A. (1)	454,375,314	76.021%
Our directors and key management
Herman Troskie	*	*
Oliver Graham	*	*
Stefan Schellinger	*	*
Mark Porto	*	*
Abigail Blunt	*	*
Yves Elsen	*	*
Elizabeth Marcellino	*	*
Damien O'Brien	*	*
The Rt. Hon. the Lord Hammond of Runnymede	*	*
All directors and key management as a group	*	*

(1)    Ardagh Holdings S.A. owns, indirectly through certain wholly-owned subsidiaries, approximately 76% of the Ordinary Shares and may be deemed to be the ultimate beneficial owner of the Ordinary Shares.

*	Represents beneficial ownership of less than one percent or no shares.

As of December 31, 2025, the registrar and transfer agent for the Company reported that 142,321,541 Ordinary Shares were held by 38 record holders in the United States.

The Company is controlled by AHSA.

B.	Related Party Transactions

Relationship with our parent company

At December 31, 2025, AHSA indirectly owned, through certain wholly-owned subsidiaries, approximately 76% of our Ordinary Shares. AHSA, including through its direct ownership of AGSA, exercises control over the composition of our Board and any other action requiring the approval of our shareholders.

Business Combination Agreement

On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement pursuant to which the Business Combination was consummated and, following the Merger of GHV with and into MergeCo, GHV became a direct wholly-owned subsidiary of AMPSA.

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

Ardagh Metal Packaging S.A.

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

Services Agreement

In connection with the AMP Transfer, AGSA and AMPSA entered into a Services Agreement, pursuant to which AGSA, either directly or indirectly through its affiliates, provides certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, provides certain corporate and business-unit services to AGSA and its affiliates (other than the AMP Entities). The services provided pursuant to the Services Agreement include typical corporate functional support areas in order to complement the activities in areas which exist within the AMPSA Group (as defined in the Services Agreement). For each calendar year from 2021 through 2025, as consideration for the corporate services provided by AGSA to AMPSA, AMPSA has provided corporate services to AGSA and has incurred an expense from AGSA of $33 million for the calendar year 2021 (prorated to reflect the timing of the completion of the AMP Transfer), $38 million for calendar year 2022 and $39 million for calendar years 2023, 2024 and 2025. The fees for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2025, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided calculated based on an allocation of the cost associated with such services. The Services Agreement will renew automatically on an annual basis until terminated. All or any part of the Services Agreement may be terminated by either party providing nine months prior written notice to the other party, or by mutual consent of both parties in writing at any time.

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

Pursuant to the Subscription Agreements, AMPSA filed on August 12, 2021 with the SEC (at AMPSA’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, which was declared effective by the SEC on August 23, 2021 and subsequently amended by a post-effective amendment No. 1, filed on March 4, 2022 and declared effective by the SEC on March 11, 2022, and a post-effective amendment No. 2 on Form F-3, filed on August 8, 2022 and declared effective by the SEC on August 11, 2022. The registration rights related to the PIPE shares expired on August 12, 2023 and were deregistered by the Company by means of a post-effective amendment No. 3 on Form F-3, filed on August 11, 2025 and declared effective by the SEC on August 12, 2025.

Pursuant to the Subscription Agreement entered into by the GHV Sponsor (and joinders thereto entered into by certain investors), certain investors acquired 12,000,000 Ordinary Shares.

Registration Rights and Lock-Up Agreement

In connection with the closing of the Merger, AMPSA, AGSA, GHV Sponsor, Gores Pipe, LLC and GHV’s independent directors (such directors, together with GHV Sponsor and Gores Pipe, LLC, the “Initial Stockholders”) entered into the Registration Rights and Lock-Up Agreement, which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, AMPSA agreed that, as soon as practicable, and in any event within 30 days after the closing of the Merger, which occurred on August 4, 2021, it would file with the SEC (at AMPSA’s sole cost and expense) a registration statement registering the resale of any outstanding Ordinary Shares or any other equity security held by a party to the Registration Rights and Lock-Up Agreement and any other equity security of AMPSA issued or issuable with respect to any such Share by way of a dividend or stock split in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise (the “Registration Rights Securities”), and AMPSA will use its reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline. Such registration statement was declared effective by the SEC on August 23, 2021 and subsequently amended by a post-effective amendment No. 1, filed on March 4, 2022 and declared effective by the SEC on March 11, 2022, a post-effective amendment No. 2 on Form F-3, filed on August 8, 2022 and declared effective by the SEC on August 11, 2022. The Registration Rights Securities covered by that registration statement were deregistered pursuant to a post-effective amendment No. 3 on Form F-3, filed on August 11 2025 and declared effective by the SEC on August 12, 2025 and registered on a new registration statement on Form F-3, filed on July 31, 2025 and declared effective by the SEC on August 11, 2025.

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

Ardagh Metal Packaging S.A.

Warrant Assignment, Assumption and Amendment Agreement

In connection with the closing of the Merger, AMPSA entered into a warrant assignment, assumption and amendment agreement with GHV, Computershare Inc. and Computershare Trust Company, N.A., to assume GHV’s obligations under the existing Warrant Agreement, dated August 10, 2020 with respect to the Warrants.

Other Related Party Transactions

For additional information, see note 26 to the audited consolidated financial statements included elsewhere in this Annual Report.

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

Dividend Policy

For the year ended December 31, 2025, we paid the following dividends per Ordinary Share:

●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on February 25, 2025, which was paid on March 27, 2025 to shareholders of record on March 13, 2025;
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on April 22, 2025, which was also paid on May 15, 2025 to shareholders of record on May 5, 2025;
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on July 22, 2025, which was paid on August 19, 2025 to shareholders of record on August 7, 2025; and
●	an interim dividend of $0.10 per Ordinary Share that was approved by the Board on October 21, 2025, which was paid on November 13, 2025, to shareholders of record on November 3, 2025.

Ardagh Metal Packaging S.A.

Decisions in relation to our dividend policy are determined by our Board, however we intend to continue to pay a regular quarterly interim dividend of $0.10 per Ordinary Share, which would equate to a full year dividend of $0.40 per Ordinary Share.

In July 2022, we issued 56,306,306 Preferred Shares, which were indirectly held by AGSA. On December 2, 2025, the 56,306,306 Preferred Shares were redeemed in full for a consideration of €250 million and subsequently canceled on December 9, 2025. Each Preferred Share was entitled to an annual preferred dividend per financial year of the Company amounting to 9% of its nominal value computed on the basis of a 360-day year comprised of twelve 30-day months (the “Annual Preferred Share Dividend”). The first pro rata Annual Preferred Share Dividend shall be calculated from the date of issuance of a Preferred Share (with the month of issuance being computed as a full month) until the end of the financial year of the date of issue, and all the subsequent Annual Preferred Share Dividend will be calculated per financial year of the Company. No distributions may be made to the holders of Ordinary Shares during a financial year if there is any Delta or New Delta (each as defined in our Articles), or unless all the Preferred Shares are redeemed, as described in our Articles. The payment of dividends on the Preferred Shares is at the discretion of our Board. See Exhibit 2.7 “Description of Securities Registered pursuant to Section 12 of the Exchange Act.”

For the year ended December 31, 2025, we paid the following dividends on the Preferred Shares:

●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on February 25, 2025, which was paid on March 27, 2025; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on April 22, 2025, which was paid on May 15, 2025; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on July 22, 2025, which was paid on August 19, 2025; and
●	an interim dividend on the annual 9% dividend of the Preferred Shares that was approved by the Board on October 21, 2025, which was paid on November 13, 2025 pro-rata up to the redemption date of the Preferred Shares.
B.	Significant Changes

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

Ardagh Metal Packaging S.A.

D.Selling shareholders

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

Subject to certain holding period requirements and other conditions, dividends paid to individuals and other non-corporate U.S. Holders of our Ordinary Shares may be eligible for the special reduced rate normally applicable to long-term capital gains if the dividends are “qualified dividends” for U.S. federal income tax purposes. Dividends received with respect to our Ordinary Shares may be qualified dividends if (a) our Ordinary Shares are readily tradable on the NYSE, or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules, and certain other requirements are met. Notwithstanding the foregoing, dividends received with respect to our Ordinary Shares will not be qualified dividends if (i) the Company was a passive foreign investment company (“PFIC”) under Code section 1297(a) during the year in which the dividend is paid or the prior taxable year or (ii) the Company becomes a “surrogate foreign corporation” under Code section 7874(a)(2)(B) (other than a surrogate foreign corporation treated as a domestic corporation). Accordingly, provided that we are not and do not become a PFIC or a “surrogate foreign corporation,” dividends on our Ordinary Shares will be qualified dividends so long as our Ordinary Shares are listed on NYSE. U.S. Holders should consult their tax advisors regarding the availability of the preferential rate on dividends to their particular circumstances. Distributions received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

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

Ardagh Metal Packaging S.A.

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

Passive Foreign Investment Company & Surrogate Foreign Corporation Status

The Company believes it was not a PFIC for U.S. federal income tax purposes in the 2025 taxable year and based on the nature of the Company’s business, the projected composition of the Company’s income and the projected composition and estimated fair market values of the Company’s assets, the Company does not expect to be a PFIC for U.S. federal income tax purposes in 2026 or in the foreseeable future. However, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC depending on, among other things, changes in the nature of the Company’s business, composition of its assets or income, as well as changes in its market capitalization. Accordingly, no assurance can be given that the Company will not be a PFIC in any given taxable year.

Ardagh Metal Packaging S.A.

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

The Company believes it was not a surrogate foreign corporation for U.S. federal income tax purposes in the 2025 taxable year and furthermore the Company does not expect to be a surrogate foreign corporation for U.S. federal income tax purposes in 2026 or in the foreseeable future. However, the determination of whether the Company is a surrogate foreign corporation is made on a real-time basis. Accordingly, no assurance can be given that the Company will not be a surrogate foreign corporation in any given taxable year.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

F.	Dividends and paying agents

Not applicable

G.	Statement by experts

Not applicable

H.	Documents on display

The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information that we file with or furnish electronically with the SEC. We also make available on our website, free of charge, our annual reports on Form 20-F and our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically files or furnished with the SEC. Our website address is https://www.ardaghmetalpackaging.com. The contents of the website are not incorporated by reference into this Annual Report.

I.	Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The statements about market risk below relate to our historical financial information included in this Annual Report.

Interest Rate Risk

At December 31, 2025, the Group’s senior facilities were 100% (2024: 92%) fixed, with a weighted average interest rate of 4.0% (2024: 4.1%). As a result, movements in market interest rates would not have a material impact on either profit or loss, or shareholders’ equity.

Currency Exchange Risk

We present our consolidated financial information in U.S. dollar. Our functional currency is the euro.

We operate 23 production facilities in 9 countries, across three continents and our main currency exposure for the year ended December 31, 2025, from the euro functional currency, was in relation to the U.S. dollar, British pound and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

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

Ardagh Metal Packaging S.A.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on our financial condition and results of operations. We believe that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2025 rate would decrease shareholders’ equity by approximately $1 million (2024: $4 million decrease).

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

Energy price has been exposed to increased volatility in recent years. Where energy pass through provisions in our contracts do not exist, our policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead and certain of our requirements beyond one year. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not trade nor look to profit from such activities. We avail ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. Any natural gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative contracts with counterparty banks to cover the risk.

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

Our policy is to extend credit to customers of good credit standing. Credit risk is managed on an ongoing basis, by experienced personnel. Our policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2025, our ten largest customers

Ardagh Metal Packaging S.A.

accounted for approximately 57% of our revenues (2024: 57%; 2023: 55%). There is no recent history of default with these customers.

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

Liquidity Risk

We are exposed to liquidity risk which arises primarily from the maturing of short-term and long-term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. Our policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, we:

●	have committed credit facilities that we can access to meet liquidity needs;
●	maintain cash balances and liquid investments with highly-rated counterparties;
●	limit the maturity of cash balances;
●	borrow the bulk of our debt needs under long-term fixed rate debt securities; and
●	have internal control processes to manage liquidity risk.

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

Ardagh Metal Packaging S.A.

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

Management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2025. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to management, including the Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Our management assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) as of December 31, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2025, the internal control over financial reporting is effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ardagh Metal Packaging S.A.

C. Attestation report of the registered public accounting firm

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2025, a copy of which appears in “Item 18. Financial Statements.”

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

The Code of Conduct is publicly available on our website at https://www.ardaghmetalpackaging.com/investors/corporate-governance. and in print to any shareholder who requests a copy. The contents of the website are not incorporated by reference into this Annual Report.

Ardagh Metal Packaging S.A.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers have acted as our independent principal accountants for the years ended December 31, 2024 and 2025.

The following table summarizes the total amounts for professional fees rendered in those periods:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024
	(in $ millions)	(in $ millions)
Audit services fees	5	5
Audit-related services fees	1	—
Tax services fees	1	1
Total	7	6

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

The Company did not repurchase any of its Ordinary Shares during 2025.

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

Item 16H. Mine Safety Disclosure

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Item 16J. Insider Trading Policy

We operate an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities, including by our directors, officers and employees. Our Insider Trading Policy is designed to promote compliance with applicable insider trading laws, rules and regulations, and NYSE listing standards. Our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

Risk Management and Strategy

Cybersecurity risk management is an important part of our enterprise risk management framework which includes systems and processes for identifying, monitoring and mitigating business, operational and legal risks. We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information, which is guided by the National Institute of Standards and Technology cybersecurity framework, a standard framework recognized in the industry and general best practices.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	a cybersecurity team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls, using state of the art technologies in areas including anti-virus and anti-malware, email and web security platforms, firewalls, intrusion detection systems, cyber threat intelligence services and advanced persistent threat detection;
●	cybersecurity awareness training of our employees, incident response personnel, and senior management; for example, we operate our BSecure communications and training campaign throughout our business to increase cybersecurity awareness;
●	a cybersecurity incident response plan that includes procedures for the evaluation, management, notification, mitigation and reporting of cybersecurity incidents;

Ardagh Metal Packaging S.A.

●	a crisis management plan for identifying and assessing potentially material cybersecurity-related incidents and escalating to our senior management, our Board and appropriate committees of our Board, as needed;
●	a risk management process for cybersecurity risks associated with our third-party service providers, suppliers, and vendors; and
●	regular review of our cybersecurity risk management program by an external and independent professional services company.

We have previously been the target of cybersecurity attacks and expect such attempts to continue, potentially with more frequency or sophistication. In 2021, AGSA announced that it had experienced a cybersecurity incident, the response to which included temporarily shutting down certain IT systems and applications used by us. Although no cybersecurity incident during the year ended December 31, 2025 resulted in an interruption of the Company’s operations, nor known losses of critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Information Technology Systems” for more information on how a material cybersecurity incident may impact us.

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

Part III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Ardagh Metal Packaging S.A.

Item 18. Financial Statements

See the Audited Consolidated Financial Statements from F-1 – F-70.

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

2.6*

Senior Secured Indenture, dated as of December 1, 2025, by and among Ardagh Metal Packaging Finance plc, Ardagh Metal Packaging Finance USA LLC, Ardagh Metal Packaging S.A., Citibank, N.A., London Branch and Citibank Europe plc.

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

4.8	Form of D&O Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

8.1*	Subsidiaries of Ardagh Metal Packaging S.A.

11.1*	Insider Trading Policy

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer

13.1**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2**	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

15.1*	Consent of PricewaterhouseCoopers

97.1*	Dodd-Frank Clawback Policy

101	Interactive Data Files (XBRL – Related Documents)

104	Cover Page Interactive Data File

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

Date: March 5, 2026

Ardagh Metal Packaging S.A.

By:	/s/ STEFAN SCHELLINGER
Name:	Stefan Schellinger
Title:	Chief Financial Officer

Ardagh Metal Packaging S.A.

Ardagh Metal Packaging S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Metal Packaging S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Ardagh Metal Packaging S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition

As described in Note 3 to the consolidated financial statements, the Company’s revenue is generated from the sale of metal cans and can ends primarily for the beverage markets. Revenue is recognized when control of a good has transferred to the customer. For certain contracts, the Company manufactures products for customers that have no alternative use and for which the Company has an enforceable right to payment for production completed to date. For such products that have no alternative use and where an enforceable right to payment exists, the Company recognizes revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods, as the Company satisfies the contractual performance obligations for those contracts. Contract assets represent revenue recognized over time, based on production completed, not yet billed to customers, in accordance with the Company’s revenue recognition policy. For all other contracts, the Company recognizes revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes. The Company's total revenue was $5,497 million for the year ended December 31, 2025.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is the high degree of audit effort in performing procedures related to the Company’s revenue recognition.

Ardagh Metal Packaging S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of revenue at the transaction price once the Company satisfies a performance obligation. These procedures also included, among others (i) testing certain revenue transactions by tracing the transaction details to the sales order, the related shipping document and billing document in the system and the related cash receipt or the detailed listing of accounts receivable as of year end; (ii) testing revenue transactions, on a sample basis, by obtaining and inspecting source documents, such as sales contracts, purchase orders, billing documents, shipping documents, and cash receipts; (iii) where customer rebates are applicable, obtaining and inspecting support for the nature of the rebate, the amount, and agreement with the customer; (iv) confirming outstanding customer invoice balances at year end on a sample basis, and for confirmations not returned, obtaining and inspecting source documents, such as billing documents, sales contracts, shipping documents, and subsequent cash receipts; and (v) on a sample basis, testing the completeness and accuracy of data utilized by management in calculating the contract asset for revenue recognized over time.

/s/PricewaterhouseCoopers

Dublin, Ireland

February 26, 2026

We have served as the Company’s auditor since 2020.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2025			Year ended December 31, 2024			Year ended December 31, 2023
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total	items	items	Total
	Note	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m
			Note 5			Note 5			Note 5
Revenue	4	5,497	—	5,497	4,908	—	4,908	4,812	—	4,812
Cost of sales		(4,800)	(16)	(4,816)	(4,262)	(16)	(4,278)	(4,246)	(92)	(4,338)
Gross profit		697	(16)	681	646	(16)	630	566	(92)	474
Sales, general and administration expenses		(283)	(16)	(299)	(283)	(5)	(288)	(241)	(14)	(255)
Intangible amortization	10	(138)	—	(138)	(140)	—	(140)	(143)	—	(143)
Operating profit		276	(32)	244	223	(21)	202	182	(106)	76
Net finance expense	6	(226)	(14)	(240)	(205)	13	(192)	(205)	58	(147)
(Loss)/profit before tax		50	(46)	4	18	(8)	10	(23)	(48)	(71)
Income tax credit/(charge)	7	(15)	22	7	(5)	(8)	(13)	7	14	21
Profit/(loss) for the year		35	(24)	11	13	(16)	(3)	(16)	(34)	(50)

Profit/(loss) attributable to:
Equity holders				11			(3)			(50)
Non-controlling interests				—			—			—
Profit/(loss) for the year				11			(3)			(50)

Loss per share
Basic and diluted loss per share attributable to equity holders	8			$(0.02)			$(0.05)			$(0.12)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2025	2024	2023
	Note	$’m	$’m	$’m
Profit/(loss) for the year		11	(3)	(50)
Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the year		(50)	10	8
		(50)	10	8
Effective portion of changes in fair value of cash flow hedges
– New fair value adjustments into reserve		12	19	(76)
– Movement out of reserve to income statement		21	(4)	12
– Movement in deferred tax		(5)	(2)	4
		28	13	(60)
Gain recognized on cost of hedging
– New fair value adjustments into reserve		(1)	—	—
– Movement out of reserve to income statement		1	—	—
		—	—	—
Items that will not be reclassified to income statement
– Remeasurement of employee benefit obligations	21	21	(3)	(16)
– Deferred tax movement on employee benefit obligations		(4)	1	4
		17	(2)	(12)

Total other comprehensive (expense)/income for the year		(5)	21	(64)

Total comprehensive income/(expense) for the year		6	18	(114)

Attributable to:
Equity holders		5	18	(114)
Non-controlling interests		1	—	—
Total comprehensive income/(expense) for the year		6	18	(114)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2025	2024
	Note	$’m	$’m
Non-current assets
Intangible assets	10	1,181	1,223
Property, plant and equipment	11	2,515	2,480
Derivative financial instruments	20	2	2
Deferred tax assets	13	62	64
Employee benefit assets	21	15	10
Other non-current assets	12	64	53
		3,839	3,832
Current assets
Inventories	14	509	382
Trade and other receivables	15	467	332
Contract assets	16	267	251
Income tax receivable		34	35
Derivative financial instruments	20	41	20
Cash, cash equivalents and restricted cash	17	522	610
		1,840	1,630
TOTAL ASSETS		5,679	5,462

Equity attributable to owners of the parent
Equity share capital	18	7	267
Share premium	18	5,989	5,989
Other reserves		(5,707)	(5,660)
Retained earnings		(972)	(738)
		(683)	(142)
Non-controlling interests		8	6
TOTAL EQUITY		(675)	(136)

Non-current liabilities
Borrowings	20	4,301	3,797
Employee benefit obligations	21	152	154
Derivative financial instruments	20	20	21
Deferred tax liabilities	13	117	141
Other liabilities and provisions	22	35	37
		4,625	4,150
Current liabilities
Borrowings	20	118	105
Interest payable		18	19
Derivative financial instruments	20	17	32
Trade and other payables	23	1,539	1,250
Income tax payable		27	28
Other liabilities and provisions	22	10	14
		1,729	1,448
TOTAL LIABILITIES		6,354	5,598
TOTAL EQUITY and LIABILITIES		5,679	5,462

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent

			Foreign	Cash
			currency	flow				Non-
	Share	Share	translation	hedge	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserves	earnings	Total	interests	equity
	$’m	$’m	$'m	$'m	$’m	$’m	$’m	$’m	$’m
	Note 18	Note 18			Note 18
At January 1, 2023	267	5,989	(18)	8	(5,647)	(144)	455	—	455
Loss for the year	—	—	—	—	—	(50)	(50)	—	(50)
Total other comprehensive income/(expense) for the year	—	—	8	(60)	—	(12)	(64)	—	(64)
Hedging losses transferred to cost of inventory	—	—	—	29	—	—	29	—	29
Transactions with owners in their capacity as owners
NOMOQ acquisition (Note 11)	—	—	—	—	(7)	—	(7)	6	(1)
Dividends (Note 25)	—	—	—	—	—	(263)	(263)	—	(263)
At December 31, 2023	267	5,989	(10)	(23)	(5,654)	(469)	100	6	106

At January 1, 2024	267	5,989	(10)	(23)	(5,654)	(469)	100	6	106
Loss for the year	—	—	—	—	—	(3)	(3)	—	(3)
Total other comprehensive income/(expense) for the year	—	—	10	13	—	(2)	21	—	21
Hedging losses transferred to cost of inventory	—	—	—	2	—	—	2	—	2
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 22)	—	—	—	—	2	—	2	—	2
Dividends (Note 25)	—	—	—	—	—	(264)	(264)	—	(264)
At December 31, 2024	267	5,989	—	(8)	(5,652)	(738)	(142)	6	(136)

At January 1, 2025	267	5,989	—	(8)	(5,652)	(738)	(142)	6	(136)
Profit for the year	—	—	—	—	—	11	11	—	11
Total other comprehensive (expense)/income for the year	—	—	(51)	28	—	17	(6)	1	(5)
Hedging losses transferred to cost of inventory	—	—	—	6	—	—	6	—	6
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 22)	—	—	—	—	(1)	—	(1)	1	—
Redemption of Preferred Shares (Note 18)	(260)	—	(29)	—	—	—	(289)	—	(289)
Dividends (Note 25)	—	—	—	—	—	(262)	(262)	—	(262)
At December 31, 2025	7	5,989	(80)	26	(5,653)	(972)	(683)	8	(675)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2025	2024	2023
	Note	$’m	$’m	$’m
Cash flows from operating activities
Cash generated from operations	24	718	659	814
Net interest paid		(202)	(189)	(174)
Settlement of foreign currency derivative financial instruments		(41)	8	(10)
Income tax paid		(26)	(28)	(14)
Net cash from operating activities		449	450	616

Cash flows used in investing activities
Purchase of property, plant and equipment		(173)	(167)	(368)
Purchase of intangible assets		(11)	(20)	(11)
Proceeds from disposal of property, plant and equipment		—	8	1
Net cash used in investing activities		(184)	(179)	(378)

Cash flows used in financing activities
Proceeds from borrowings	20	1,309	517	79
Repayment of borrowings	20	(957)	(229)	(83)
Redemption of Preferred Shares	18	(289)	—	—
Lease payments		(111)	(97)	(78)
Dividends paid	25	(262)	(264)	(263)
Deferred debt issue costs paid		(17)	(8)	(3)
Consideration paid on termination of derivative financial instruments	20	(35)	—	—
Exceptional early redemption premium paid		(12)	—	—
Net cash used in financing activities		(374)	(81)	(348)

Net (decrease)/increase in cash, cash equivalents and restricted cash		(109)	190	(110)

Cash, cash equivalents and restricted cash at the beginning of the year	17	610	443	555
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash		21	(23)	(2)
Cash, cash equivalents and restricted cash at the end of the year	17	522	610	443

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

On November 13, 2025, the Company announced that on November 12, 2025, Ardagh Group S.A. (“AGSA”) reported that it had completed a comprehensive recapitalization transaction in respect of certain debt of AGSA and its affiliates (the “Transaction”). As part of the Transaction, a debt-for-equity swap was effected pursuant to which certain holders of AGSA’s and its affiliates’ indebtedness acquired indirect ownership of AGSA through Ardagh Holdings S.A. (formerly Yeoman Capital S.A.). Following completion of the Transaction, the ultimate parent of the Company is Ardagh Holdings S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”), which indirectly owns approximately 76% of the issued ordinary shares of the Company. The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure.

The Transaction had no impact on the listing of AMPSA’s shares or the capital structure of AMPSA or its subsidiaries and AMPSA has remained a subsidiary of the Ardagh Group under the terms of the Transaction.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMPSA operates 23 production facilities in Europe and the Americas, and employs approximately 6,500 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating subsidiaries forming the Group are listed in note 26.

The material accounting policies that have been applied to the consolidated financial statements are described in note 3.

2.  Statement of directors’ approval

The consolidated financial statements were approved for issue by the board of directors of AMPSA (the “Board”) on February 24, 2026.

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

Going concern

At the date that the consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least December 31, 2026.

In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and availability of committed borrowing facilities, the Transaction (see note 1), and external factors including the evolving trade and tariff environment, and economic and exchange rate volatility linked to political and geopolitical risks. As a result, it is the Board’s judgment that it is appropriate to prepare the consolidated financial statements on the going concern basis.

Ardagh Metal Packaging S.A.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2025 have been assessed by the Board. None of these new standards or amendments to existing standards effective January 1, 2025 have had or are expected to have a material impact for the Group.

Recent accounting pronouncements

New standards and amendments to existing standards and interpretations which are effective for annual periods beginning on or after January 1, 2026, and have not been early adopted by the Group include IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which will replace IAS 1 ‘Presentation of Financial Statements.’  IFRS 18 will retain many of the principles from IAS 1 with limited changes, in particular, it will not impact the recognition or measurement of items in the financial statements, or items which are presented in the income statement. IFRS 18 will introduce new presentation of items within the income statement, new required disclosures in the financial statements for certain management defined performance measures reported outside of an entity’s financial statements, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective for annual periods beginning on or after January 1, 2027 with retrospective application to all comparative periods. The Board’s assessment of the impact of this standard on the consolidated financial statements is on-going.

The Board’s assessment of the impact of other new or amended standards which are not yet effective and which have not been early adopted by the Group, including various Amendments to IFRS 9 and IFRS 7 regarding ‘Contracts Referencing Nature-dependent Electricity’ and ‘Classification and the Measurement of Financial Instruments’, and IFRS 19 ‘Subsidiaries without Public Accountability’ is on-going however they are not expected to have a material effect on the consolidated financial statements.

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

Ardagh Metal Packaging S.A.

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

(iv)  Transactions with Ardagh Group S.A. and its subsidiaries

      Any unsettled balances between the Group and the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

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

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

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

The recoverable amount of other assets is the greater of their fair value less costs to dispose and value in use. In assessing fair value less costs to dispose, management uses a market approach, applying a multiple to Adjusted EBITDA for the year ended December 31, 2025. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

When shares are repurchased, the amount of consideration paid together with any directly related expense is presented as a deduction of equity within treasury shares until such shares are canceled, at which time the amount is reclassified from treasury shares to share capital and retained earnings, respectively, with no gain or loss recognized either upon initial repurchase or subsequent cancelation.

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

Ardagh Metal Packaging S.A.

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

(iv)	Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash include cash on hand and call deposits held with bank and financial institutions and restricted cash. Cash, cash equivalents and restricted cash are carried at amortized cost.

Short-term bank deposits of greater than three months’ maturity which do not meet the definition of cash, cash equivalents and restricted cash are classified as financial assets within current assets and stated at amortized cost.

Restricted cash comprises cash held by the Group but which is ring-fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

Ardagh Metal Packaging S.A.

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

The fair values of various derivative instruments used for hedging purposes are disclosed in note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge instrument is more than 12 months and as a current asset or liability when the remaining maturity of the hedge instrument is less than 12 months. Trading derivatives are classified as a current asset or liability.

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

Ardagh Metal Packaging S.A.

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

Fair value measurement

The Group measures derivative financial instruments, employee benefit assets and Private and Public Warrants and Earnout Shares at fair value at each reporting date. Fair value related disclosures for assets and liabilities that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

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

Ardagh Metal Packaging S.A.

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

(ii)	Other long-term employee benefits

The Group’s obligations in respect of other long-term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the consolidated statement of comprehensive income in the period in which they arise.

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

Revenue recognition

Our products include metal cans primarily for the beverage markets with consumer-driven demand. In addition to metal cans, the Group manufactures and supplies a wide range of can ends. Cans and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms and conditions for subsequent individual purchase orders for our goods and services. In the context of the revenue recognition standard IFRS 15 ‘Revenue from Contracts with Customers’, an enforceable contract identifies each party’s enforceable rights

Ardagh Metal Packaging S.A.

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

Net finance expense

Finance income comprises interest income on funds invested, gains on derecognition of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Ardagh Metal Packaging S.A.

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

Ardagh Metal Packaging S.A.

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

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

(ii)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19 ‘Employee Benefits’ to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long-term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long-term. The Group values its

Ardagh Metal Packaging S.A.

liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in note 21.

(iii)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in management’s definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation of Financial Statements’, which permits the inclusion of line items and subtotals that improve the understanding of performance.

(iv) Valuation of Earnout Shares

The Group follows the guidance of IAS 32 ‘Financial Instruments: Presentation’ in accounting for the Earnout Shares (as defined in note 22). The Earnout Shares are recorded as a financial liability and measured at fair value at each reporting date, and are considered a critical accounting estimate in the comparative financial periods included in this annual report. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the fair value of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 22.

4.  Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the CODM.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Ardagh Metal Packaging S.A.

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Profit/(loss) for the year	11	(3)	(50)
Income tax (credit)/charge (note 7)	(7)	13	(21)
Net finance expense (note 6)	240	192	147
Depreciation and amortization (notes 10, 11)	463	449	418
Exceptional operating items (note 5)	32	21	106
Adjusted EBITDA	739	672	600

The segment results for the year ended December 31, 2025 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,307	3,190	5,497
Adjusted EBITDA	272	467	739
Capital expenditure	96	88	184
Segment assets	2,740	2,939	5,679

The segment results for the year ended December 31, 2024 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,161	2,747	4,908
Adjusted EBITDA	257	415	672
Capital expenditure	76	103	179
Segment assets	2,589	2,873	5,462

The segment results for the year ended December 31, 2023 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,030	2,782	4,812
Adjusted EBITDA	211	389	600
Capital expenditure	155	223	378
Segment assets	2,648	3,021	5,669

One customer accounted for greater than 10% of total revenue in 2025 (2024: one; 2023: one).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, employee benefit assets, other non-current assets, inventories, trade and other receivables, contract assets, income tax receivable and cash, cash equivalents, and restricted cash. The material accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in note 3.

Ardagh Metal Packaging S.A.

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended December 31,
	2025	2024	2023
Revenue	$’m	$’m	$’m
U.S.	2,552	2,122	2,307
UK	551	509	495

The revenue above is attributed to countries on a destination basis.

Non-current assets, excluding derivative financial instrument assets, deferred tax assets, employee benefit assets and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 45% (2024: 47%), Brazil 17% (2024: 17%) and Germany 14% (2024: 13%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $nil (2024: $nil, 2023: $nil) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2024: $nil).

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

Disaggregation of revenue

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,275	7	25	2,307
Americas	–	2,707	483	3,190
Group	2,275	2,714	508	5,497

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,134	3	24	2,161
Americas	–	2,295	452	2,747
Group	2,134	2,298	476	4,908

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,010	7	13	2,030
Americas	–	2,311	471	2,782
Group	2,010	2,318	484	4,812

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Over time	4,367	3,876	3,831
Point in time	1,130	1,032	981
Total	5,497	4,908	4,812

5.  Exceptional items

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Start-up related and other costs	6	24	36
Impairment charge/(reversal) - property, plant and equipment	10	(4)	18
Restructuring (credit)/charge	—	(4)	38
Exceptional items – cost of sales	16	16	92
Transaction-related and other costs	16	5	14
Exceptional items – SG&A expenses	16	5	14
Exceptional finance expense/(income)	14	(13)	(58)
Exceptional items – finance expense/(income)	14	(13)	(58)
Exceptional income tax (credit)/charge (note 7)	(22)	8	(14)
Total exceptional items, net of tax	24	16	34

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2025

A net charge of $24 million has been recognized as exceptional items for the year ended December 31, 2025, primarily comprising:

●	$6 million start-up related and other costs in the Americas ($3 million) and in Europe ($3 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the year resulting in certain of the initial costs incurred no longer being recoverable.

Ardagh Metal Packaging S.A.

●	$16 million of transaction-related and other costs, comprised principally of real estate transfer tax and other costs in connection with the Transaction, together with professional advisory fees and other costs incurred in respect of the Group's transformation initiatives.
●	$14 million net exceptional finance expenses includes premiums payable on and accelerated amortization of deferred debt issue costs and other expenses related to (i) the early redemption of the Group's $600 million 6.000% Senior Secured Green Notes due 2027; (ii) repayment of the Senior Secured Term Loan; and (iii) termination of the Group's cross currency interest rate swaps (“CCIRS”) in December 2025 (note 20), partly offset by a gain on the movements in fair value of the Earnout Shares and Private and Public Warrants (note 22).
●	Tax credits of $22 million have been recognized in relation to exceptional items.

2024

A net charge of $16 million has been recognized as exceptional items for the year ended December 31, 2024, primarily comprising:

●	$24 million start-up related and other costs in the Americas ($15 million) and in Europe ($9 million), primarily relating to the Group’s investment programs.
●	A $4 million credit relating to property, plant and equipment in Whitehouse, Ohio, which was disposed of or re-distributed for use elsewhere in the Americas operating network during the year resulting in a part-reversal of the impairment charge previously recognized in respect of the plant closure completed in February 2024.
●	A $4 million credit primarily relating to restructuring costs provided for in the prior year for the closure of the Whitehouse facility has also been recognized, in respect of costs no longer expected to be incurred.
●	$5 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$13 million exceptional finance income primarily relates to a gain on movements in the fair market values of the Earnout Shares, Private and Public Warrants.
●	Tax charges of $8 million have been recognized in relation to exceptional items.

2023

A net charge of $34 million has been recognized as exceptional items for the year ended December 31, 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.
●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.

Ardagh Metal Packaging S.A.

●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $14 million have been recognized in relation to exceptional items.

6.  Net finance expense

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Senior Facilities interest expense*	158	140	132
Net pension interest cost (note 21)	5	5	5
Lease interest cost	23	25	24
Foreign currency translation loss	6	—	6
Loss/(gain) on derivative financial instruments	6	(5)	2
Other net finance expense	28	40	36
Net finance expense before exceptional items	226	205	205
Exceptional net finance expense/(income) (note 5)	14	(13)	(58)
Net finance expense	240	192	147

*Includes interest related to Senior Secured Green Notes, Senior Green Notes and, up to the date of repayment, the Senior Secured Term Loan.

During the year ended December 31, 2025, the Group recognized $23 million (2024: $25 million) of interest paid related to lease liabilities in cash used in operating activities in the consolidated statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangements.

7.  Income tax

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Current tax:
Current tax charge for the year	25	17	31
Adjustments in respect of prior years	(1)	(5)	(28)
Total current tax charge	24	12	3
Deferred tax:
Deferred tax (credit) for the year	(27)	(2)	(27)
Adjustments in respect of prior years	(4)	3	3
Total deferred tax (credit)/charge	(31)	1	(24)
Income tax (credit)/charge	(7)	13	(21)

Ardagh Metal Packaging S.A.

Reconciliation of income tax (credit)/charge and the profit/(loss) before tax multiplied by the domestic tax rate of the Company for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Profit/(loss) before tax	4	10	(71)
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 23.87% (2024 and 2023: 24.94%)	1	2	(18)
Tax losses for which no deferred income tax asset was recognized	2	14	25
Re-measurement of deferred taxes	3	—	—
Adjustment in respect of prior years	(5)	(2)	(25)
Income subject to state and other local income taxes	1	5	6
Income taxed at rates other than standard tax rates	(9)	(10)	(13)
Non-deductible and other items	—	4	4
Income tax (credit)/charge	(7)	13	(21)

The total income tax (credit)/charge outlined above for each year includes a tax credit of $22 million for the year ended December 31, 2025 (2024: $8 million charge; 2023: $14 million credit) recognized in relation to the items set out in Note 5 – Exceptional items.

Tax losses for which no deferred income tax asset was recognized relates to net operating losses and the carry-forward of interest expense in certain jurisdictions. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 23.87% rate, 24.94% in 2024 and 2023) on earnings and includes the non-taxable gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.

Adjustment in respect of prior years in the year ended December 31, 2023 includes tax credits of $29 million arising from a favorable Superior Court of Justice ruling in Brazil.

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which AMPSA is incorporated and is effective since 1 January 2024. The Group applies the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. The Group qualifies for Pillar Two transitional safe harbor exemptions in the majority of the jurisdictions in which the Group operates, and the Pillar Two rules do not have a material impact on the Group effective tax rate in the financial years ended December 31, 2025 and 2024. The Group is continuing to assess any future exposure to Pillar Two legislation.

Ardagh Metal Packaging S.A.

8. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) attributable to equity holders by the weighted average number of shares outstanding during the year.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Year ended December 31,
	2025	2024	2023
	$'m	$'m	$'m
Profit/(loss) attributable to equity holders as presented in the income statement	11	(3)	(50)
Less: Dividends on Preferred Shares (see note 25)	(22)	(24)	(24)
Loss attributable to equity holders used in calculating earnings per share	(11)	(27)	(74)
Weighted average number of Ordinary Shares for EPS (millions)	597.7	597.7	597.6
Loss per share	$(0.02)	$(0.05)	$(0.12)

Diluted loss per share is consistent with basic loss per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 18 for any details of transactions involving Ordinary Shares for the years ended December 31, 2025.

9.  Employee costs

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Wages and salaries	496	470	425
Social security costs	124	115	106
Defined benefit plan pension costs (note 21)	12	11	10
Defined contribution plan pension costs (note 21)	22	21	19
Group employee costs	654	617	560

	At December 31,
Employees	2025	2024	2023
Europe	3,600	3,472	3,497
Americas	2,898	2,858	2,940
Group	6,498	6,330	6,437

Ardagh Metal Packaging S.A.

10.  Intangible assets

	Goodwill	Customer relationships	Technology and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2024	999	352	10	21	1,382
Additions	—	—	10	14	24
Amortization charge	—	(129)	(3)	(8)	(140)
Exchange	(33)	(8)	(1)	(1)	(43)
At December 31, 2024	966	215	16	26	1,223

Cost	966	1,328	57	62	2,413
Accumulated amortization	—	(1,113)	(41)	(36)	(1,190)
Net book value at December 31, 2024	966	215	16	26	1,223

Net book value at January 1, 2025	966	215	16	26	1,223
Additions	—	—	8	4	12
Amortization charge	—	(126)	(3)	(9)	(138)
Exchange	69	11	2	2	84
At December 31, 2025	1,035	100	23	23	1,181

Cost	1,035	1,429	70	70	2,604
Accumulated amortization	—	(1,329)	(47)	(47)	(1,423)
Net book value at December 31, 2025	1,035	100	23	23	1,181

In 2022, the Ardagh Group and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share. In the year ended December 31, 2025, AMPSA capitalized costs associated with the development of the Joint IT Assets of approximately $4 million (2024: $4 million). The Joint IT Asset agreement is accounted for as a joint operation.

Impairment

The Group has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment at December 31, 2025 in accordance with IAS 36 ‘Impairment of Assets’. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a  significant impact on the carrying value or remaining useful lives of the intangible assets of the Group at December 31, 2025.

Ardagh Metal Packaging S.A.

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

	At December 31,
	2025	2024
	$’m	$’m
Europe	596	527
Americas	439	439
Total goodwill	1,035	966

Impairment test for goodwill

The Group performs its impairment test of goodwill annually or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its annual goodwill impairment testing.

In assessing FVLCD, we have used a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended December 31, 2025. The multiple used is based on both AMPSA and comparable companies’ equity valuations and was further adjusted for disposal costs. The valuation is considered to be level 2 in the fair value hierarchy.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended December 31, 2025, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS 36 are not required.

Ardagh Metal Packaging S.A.

11.  Property, plant and equipment

		Plant,
	Land and	machinery	Dunnage
	buildings	and other	and other	Total
	$'m	$'m	$'m	$'m
Net book value at January 1, 2024	595	1,936	97	2,628
Additions	83	114	15	212
Disposals	(7)	(6)	—	(13)
Impairment reversal	—	4	—	4
Depreciation charge	(86)	(192)	(31)	(309)
Transfers*	45	(48)	3	—
Exchange	(9)	(32)	(1)	(42)
At December 31, 2024	621	1,776	83	2,480

Cost	927	2,666	218	3,811
Accumulated depreciation and impairment losses	(306)	(890)	(135)	(1,331)
Net book value at December 31, 2024	621	1,776	83	2,480

Net book value at January 1, 2025	621	1,776	83	2,480
Additions	95	159	20	274
Disposals	(1)	(2)	(1)	(4)
Impairment charge	—	(10)	—	(10)
Depreciation charge	(89)	(205)	(31)	(325)
Exchange	22	74	4	100
At December 31, 2025	648	1,792	75	2,515

Cost	1,047	2,898	247	4,192
Accumulated depreciation and impairment losses	(399)	(1,106)	(172)	(1,677)
Net book value at December 31, 2025	648	1,792	75	2,515

*Transfers during the prior year related to the final categorization of assets which were previously under construction in relation to certain business growth projects in the Americas.

Depreciation expense of $314 million (2024: $298 million; 2023: $257 million) has been charged in cost of sales and $11 million (2024: $11 million; 2023: $18 million) in sales, general and administration expenses.

Construction in progress at December 31, 2025 was $254 million (2024: $244 million).

Included in property, plant and equipment is an amount for land of $80 million (2024: $76 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2024: $nil).

Ardagh Metal Packaging S.A.

Impairment

During the year ended December 31, 2025, the Group recognized a $10 million impairment charge on property, plant and equipment in respect of early-stage capital expenditure for a proposed greenfield site development in Europe (note 5).

In the year ended December 31, 2024, the Group recognized a $4 million part-reversal of the impairment charge initially recognized in the previous year following the disposal of property, plant and equipment in the Americas, in addition to the re-distribution of certain of the plant and machinery to other facilities in the Group’s operating network.

The Group has considered the carrying value of the property, plant and equipment at December 31, 2025 and assessed the indicators of impairment in accordance with IAS 36. No such indicators of impairment were identified.

The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the property, plant and equipment of the Group at December 31, 2025.

Right of use assets — Net book value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

		Plant,	Dunnage
	Land and	machinery	and
	buildings	and other	other	Total
Net book value at December 31,	$’m	$’m	$’m	$’m
2025	137	226	29	392
2024	115	238	32	385

The increase in the net book value of the right-of-use assets at December 31, 2025 to $392 million is the result of total additions during the year to the right-of-use assets of $98 million and exchange gains of $10 million, partly offset by a depreciation charge of $100 million, comprised of land and buildings ($65 million), plant and machinery ($27 million) and dunnage and other ($8 million) and disposals of $1 million.

The decrease in the net book value of the right-of-use assets at December 31, 2024 to $385 million is primarily the result of a depreciation charge of $92 million, comprised of land and buildings ($63 million), plant and machinery ($22 million) and dunnage and other ($7 million), exchange loss of $5 million and disposals of $3 million, partly offset by total additions during the year to the right-of-use assets of $73 million.

The Group incurred variable lease expense of $42 million for the year ended December 31, 2025 (2024: $45 million, 2023: $40 million) primarily related to warehouse leases.

Capital commitments

The Group had contracted capital commitments in relation to property, plant and equipment at December 31, 2025, of $53 million (2024: $92 million, 2023: $124 million).

Ardagh Metal Packaging S.A.

12. Non-current assets

	Year ended December 31,
	2025	2024
	$’m	$’m
Customer receivables	40	36
Indirect tax and other non-current assets	24	17
	64	53

At December 31, 2025 and 2024, customer receivables include amounts recognized in respect of long-term contractual arrangements with customers and a long-term balance receivable from a customer following a court-supervised reorganization in 2023.

Non-current indirect taxes principally include indirect tax credits arising in the Americas which are expected to be utilized after more than one year from the reporting date.

13.  Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$’m	$’m	$’m
At January 1, 2023	216	(320)	(104)
Credited/(charged) to the income statement (note 7)	60	(36)	24
Credited to other comprehensive income	4	4	8
Exchange	3	(5)	(2)
At December 31, 2023	283	(357)	(74)
(Charged)/credited to the income statement (note 7)	(6)	5	(1)
(Charged)/credited to other comprehensive income	(3)	2	(1)
Exchange	(6)	5	(1)
At December 31, 2024	268	(345)	(77)
(Charged)/credited to the income statement (note 7)	(8)	39	31
Charged to other comprehensive income	(4)	(5)	(9)
Exchange	11	(11)	—
At December 31, 2025	267	(322)	(55)

Ardagh Metal Packaging S.A.

The components of deferred tax assets and liabilities are as follows:

	At December 31,
	2025	2024
	$’m	$’m
Tax losses	66	53
Employee benefit obligations	16	19
Depreciation timing differences (including leases)	120	123
Provisions	34	29
Other	31	44
	267	268
Available for offset	(205)	(204)
Deferred tax assets	62	64
Intangible assets	(74)	(85)
Accelerated depreciation and other fair value adjustments (including leases)	(227)	(246)
Other	(21)	(14)
	(322)	(345)
Available for offset	205	204
Deferred tax liabilities	(117)	(141)

The tax credit/(charge) recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Tax losses	9	16	14
Employee benefit obligations	(1)	(1)	3
Depreciation timing differences (including leases)	(7)	(21)	26
Provisions	4	—	(3)
Other deferred tax assets	(13)	—	20
Intangible assets	15	14	10
Accelerated depreciation and other fair value adjustments (including leases)	24	(8)	(49)
Other deferred tax liabilities	—	(1)	3
	31	(1)	24

Deferred tax assets are only recognized on tax loss carry forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts.

The Group did not recognize deferred tax assets of $1.2 billion (2024: $675 million, 2023: $155 million) in respect of tax losses amounting to $5.1 billion (2024: $2.9 billion, 2023: $729 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization. These losses include $36 million losses which do not expire, $159 million which expire between 2029 and 2032, and $4.9 billion which expire between 2038 and 2041 under current tax legislation.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the

Ardagh Metal Packaging S.A.

Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

14.  Inventories

	At December 31,
	2025	2024
	$’m	$’m
Raw materials and consumables	373	244
Work-in-progress	3	3
Finished goods	133	135
	509	382

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (note 20). There were no drawings under this facility at December 31, 2025 (2024: $nil).

The amounts recognized as a write-down in inventories or as a reversal of a write-down for the year ended December 31, 2025 were not material (2024: not material).

At December 31, 2025, the hedging loss included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold is $1 million (2024: $1 million).

15.  Trade and other receivables

	At December 31,
	2025	2024
	$’m	$’m
Trade receivables	351	224
Other receivables and prepayments	114	106
Related party receivables (note 26)	2	2
	467	332

Other receivables and prepayments include non-financial assets of $72 million (2024: $53 million) and value added tax recoverable of $33 million (2024: $45 million).

The fair values of trade and other receivables approximate the amounts shown above.

Movements on the provisions for impairment of trade receivables are as follows:

	2025	2024
	$'m	$'m
At January 1,	10	3
Provision for impairment of receivables	3	7
Receivables written off during the year as uncollectible	(1)	—
Net remeasurement of loss allowance	(3)	—
Exchange	1	—
At December 31,	10	10

Ardagh Metal Packaging S.A.

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

At December 31, 2025, trade receivables of $6 million (2024: $9 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	At December 31,
	2025	2024
	$'m	$'m
Up to three months past due	5	8
Three to six months past due	—	—
Over six months past due	1	1
	6	9

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $579 million were sold under these programs at December 31, 2025 (December 31, 2024: $620 million).

16.  Contract assets

The following table provides information about significant changes in contract assets:

	2025	2024
	$’m	$’m
At January 1,	251	259
Transfers from contract assets recognized at beginning of year to receivables	(251)	(254)
Increases as a result of new contract assets recognized during the year	245	256
Exchange	22	(10)
Balance as at December 31,	267	251

Ardagh Metal Packaging S.A.

17.  Cash, cash equivalents and restricted cash

	At December 31,
	2025	2024
	$’m	$’m
Cash at bank and in hand	208	214
Short-term bank deposits	308	388
Restricted cash	6	8
	522	610

18.  Equity share capital and share premium

Issued and fully paid shares:

	Ordinary Shares		9% Cumulative Preferred Shares		Share capital	Share premium
	No. of shares ('m)	$'m	No. of shares ('m)	$'m	$'m	$'m
At December 31, 2024	597.7	7	56.3	260	267	5,989
Redemption and cancelation of Preferred Shares	–	–	(56.3)	(260)	(260)	–
At December 31, 2025	597.7	7	–	–	7	5,989

The authorized share capital of the Company is set at one billion euro and zero cents (€1,000,000,000), divided into up to one hundred billion (100,000,000,000) shares (the “Shares”) represented by ordinary shares.

On December 2, 2025, the Company redeemed its 56,306,306 non-convertible, non-voting 9% cumulative Preferred Shares with a nominal value of €4.44 each, issued in July 2022 to AGSA and subsequently transferred to a wholly-owned subsidiary of AGSA in 2024, for a total consideration of €250 million ($289 million at the exchange rate applicable on that date). The Preferred Shares were subsequently canceled on December 9, 2025.

There have been no material transactions involving Ordinary Shares between the reporting date and the authorization of these consolidated financial statements.

Other Reserves

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

The Group’s long-term liquidity needs primarily relate to the servicing of its debt obligations. Management expect to satisfy the Group’s future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance the Group’s debt obligations in advance of their respective maturity. The Group generates substantial cash flow from operations on an annual basis. The Group had $522 million in cash, cash equivalents and restricted cash at December 31, 2025 (2024: $610 million), as well as available but undrawn liquidity of $442 million (2024: $353 million) under its credit facilities (note 20).

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA (see note 4). As at December 31, 2025 the ratio was 5.3x (2024: 4.9x).

Interest rate risk

At December 31, 2025, the interest on the Group’s senior facilities was 100% (2024: 92%) fixed, with a weighted average interest rate of 4.0% (2024: 4.1%). As a result, movements in market interest rates would not have a material impact on either the profit or loss, or shareholders’ equity.

Currency exchange risk

The Group presents its consolidated financial statements in U.S. dollar. The functional currency of the Company is euro.

At December 31, 2025, the Group operated 23 production facilities in 9 countries, across three continents and its main currency exposure in the year then ended, from the euro functional currency, was in relation to the U.S. dollar, British pound and Brazilian real. Currency exchange risk arises from future commercial transactions and recognized assets and liabilities.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the functional currency euro exchange rate by 1% against all other foreign currencies from the December 31, 2025 rate would decrease shareholders’ equity by approximately $1 million (2024: $4 million decrease).

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

Energy price has been exposed to increased volatility in recent years. Where energy pass through provisions in our contracts do not exist, the Group’s policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of our anticipated requirements for the year ahead and certain of our requirements beyond one year. Such contracts are used exclusively to obtain delivery of the Group’s anticipated energy supplies. The Group does not trade nor look to profit from such activities. The Group avails ourselves of the own use exemption and, therefore, these contracts are treated as executory contracts. Any natural gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. Where entering forward price-fixing arrangements with suppliers is not practical, the Group may use derivative contracts with counterparty banks to cover the risk.

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

Ardagh Metal Packaging S.A.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made where deemed necessary and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2025, the ten largest customers of the Group accounted for approximately 57% of total revenues (2024: 57%; 2023: 55%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury, where practically possible. Group Treasury invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short-term and long-term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long-term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

As described in note 23, the Group has access to independent third-party payable processors. The third-party payable processors are in good financial condition. Based on the total amount of trade payables that are part of the processing and the increase in payment terms compared to comparable payables that are not included, the impact on the Group’s liquidity is not significant.

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

Ardagh Metal Packaging S.A.

20.  Financial assets and liabilities

At December 31, 2025, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	529	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	670	–
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	587	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	351	30-Apr-27	Revolving	–	–	351
Bradesco Facility	BRL	500	30-Oct-26	Bullet	–	–	91
Lease obligations	Various	–	Various	Amortizing	–	368	–
Other borrowings	Various	–	Various	Amortizing	–	27	–
Total borrowings						4,451	442
Deferred debt issue costs						(32)	–
Net borrowings						4,419	442
Cash, cash equivalents and restricted cash						(522)	522
Derivative financial instruments used to hedge foreign currency and interest rate risk						3	–
Net debt / available liquidity						3,900	964

The Group’s net borrowings of $4,419 million (2024: $3,902 million) are classified as non-current liabilities of $4,301 million (2024: $3,797 million) and current liabilities of $118 million (2024: $105 million) in the consolidated statement of financial position at December 31, 2025.

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

Ardagh Metal Packaging S.A.

At December 31, 2024 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sept-28	Bullet	450	468	–
3.250% Senior Secured Green Notes	USD	600	01-Sept-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sept-29	Bullet	500	519	–
4.000% Senior Green Notes	USD	1,050	01-Sept-29	Bullet	1,050	1,050	–
Senior Secured Term Loan	EUR	269	24-Sept-29	Bullet	269	280	–
Global Asset Based Loan Facility	USD	272	06-Aug-26	Revolving	–	–	272
Bradesco Facility	BRL	500	30-Sept-28	Bullet	–	–	81
Lease obligations	Various	–	Various	Amortizing	–	374	–
Other borrowings	Various	–	Rolling	Amortizing	–	42	–
Total borrowings						3,933	353
Deferred debt issue costs						(31)	–
Net borrowings						3,902	353
Cash, cash equivalents and restricted cash						(610)	610
Derivative financial instruments used to hedge foreign currency and interest rate risk						13	–
Net debt / available liquidity						3,305	963

The following table summarizes movement in the Group’s net debt:

	At December 31,
	2025	2024
	$’m	$’m
Net decrease/(increase) in cash, cash equivalents and restricted cash per consolidated statement of cash flows*	88	(167)
Increase in net borrowings and derivative financial instruments	507	160
Increase/(decrease) in net debt	595	(7)
Net debt at January 1,	3,305	3,312
Net debt at December 31,	3,900	3,305

*Includes exchange gain/(loss) on cash, cash equivalents and restricted cash

The increase in net debt primarily includes proceeds from borrowings of $1,309 million (2024: $517 million), foreign exchange loss of $172 million (2024: gain of $83 million) and a decrease in cash, cash equivalents and restricted cash of $88 million (2024: increase of $167 million), which is partly offset by repayments of borrowings of $957 million (2024: $229 million), net fair value gains on derivative financial instruments of $10 million (2024: $8 million), a net decrease in lease obligations of $6 million (2024: $34 million) and a net increase of deferred debt issue costs of $1 million (2024: $3 million).

Ardagh Metal Packaging S.A.

Maturity profile

The maturity profile of the Group’s total borrowings is as follows:

	At December 31,
	2025	2024
	$’m	$’m
Within one year or on demand	118	105
Between one and three years	1,269	755
Between three and five years	1,722	3,017
Greater than five years	1,342	56
Total borrowings	4,451	3,933
Deferred debt issue costs	(32)	(31)
Net borrowings	4,419	3,902

Included within total borrowings between one and three years, between three and five years and greater than five years is the Group’s Senior Facilities of $4,056 million (2024: $3,517 million).

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	At December 31,
	2025	2024
	$’m	$’m
Not later than one year	130	110
Later than one year and not later than five years	244	268
Later than five years	64	66
	438	444

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At December 31, 2025	$’m	$’m	$’m
Within one year or on demand	303	17	1,437
Between one and three years	1,609	16	—
Between three and five years	1,918	—	—
Greater than five years	1,360	4	—

		Derivative
	Total	financial	Trade
	borrowings	instruments	payables
At December 31, 2024	$’m	$’m	$’m
Within one year or on demand	270	32	1,170
Between one and three years	1,049	20	—
Between three and five years	3,181	1	—
Greater than five years	67	—	—

Ardagh Metal Packaging S.A.

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2025	$'m	$'m	$'m	$'m
Loan Notes	4,056	(29)	4,027	3,946
Other borrowings	27	(3)	24	27
	4,083	(32)	4,051	3,973

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2024	$'m	$'m	$'m	$'m
Senior Facilities*	3,517	(28)	3,489	3,173
Other borrowings	42	(3)	39	42
	3,559	(31)	3,528	3,215

*Includes Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

Financing activity

2025

On December 1, 2025, the Group issued €570 million 5.000% Senior Secured Green Notes due 2031 and $620 million 6.250% Senior Secured Green Notes due 2031. Net proceeds from the issue of these notes were used to (i) redeem the Group’s 6.000% Senior Secured Green Notes due 2027, (ii) repay the Senior Secured Term Loan, (iii) pay the applicable redemption premiums and accrued interest in accordance with their terms, (iv) redeem the Preferred Shares (see note 18), and (v) terminate the Group’s CCIRS scheduled to mature in June 2026.

The Bradesco Facility expired on September 30, 2025, in accordance with the contractual terms having remained undrawn at that date and on November 12, 2025, an amended Bradesco Facility (the “Amended Bradesco Facility”) took effect maturing on October 30, 2026.  The Amended Bradesco Facility contains similar terms as the Bradesco Facility in respect of the security to be provided in the event the facility is drawn.

The decrease in lease obligations from $374 million at December 31, 2024 to $368 million at December 31, 2025, primarily reflects $111 million of principal repayments and $2 million of lease disposals, partly offset by $97 million of new lease liabilities and $10 million of foreign currency movements during the year ended December 31, 2025.

At December 31, 2025 the Group had no cash drawings on the Global Asset Based Loan facility, with $351 million of the total facility of $415 million available due to amounts allocated for working capital collateralization.

2024

On October 7, 2024, AMPSA entered into a new credit facility with Banco Bradesco S.A. in Brazil (the “Bradesco Facility”) for BRL500 million (approximately $90 million at the exchange rate applicable on that date). Until September 30, 2025, the Bradesco Facility could be drawn for a period of three years and when drawn, partial security would be provided over the equity interests of certain AMPSA subsidiaries.

Ardagh Metal Packaging S.A.

On September 24, 2024, AMPSA and certain of its subsidiaries entered into an agreement for a new €269 million ($300 million equivalent) senior secured term loan facility (the “Senior Secured Term Loan”) with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P.. The Senior Secured Term Loan had a maturity date of September 2029 and was secured on a pari passu basis alongside the Senior Secured Green Notes maturing in 2027 and 2028.

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

Effective interest rates

	2025		2024
	USD	EUR	USD	EUR
5.000% Senior Secured Green Notes due 2031	—	5.65%	—	—
6.250% Senior Secured Green Notes due 2031	6.95%	—	—	—
2.000% Senior Secured Green Notes due 2028	—	2.27%	—	2.27%
3.250% Senior Secured Green Notes due 2028	3.52%	—	3.52%	—
6.000% Senior Secured Green Notes due 2027	—	—	6.72%	—
3.000% Senior Green Notes due 2029	—	3.25%	—	3.25%
4.000% Senior Green Notes due 2029	4.26%	—	4.26%	—
Senior Secured Term Loan	—	—	—	10.12%

	2025	2024
	Various Currencies
Lease obligations	6.32%	6.27%

The carrying amounts of net borrowings are denominated in the following currencies.

	At December 31,
	2025	2024
	$’m	$’m
Euro	1,832	1,306
U.S. dollar	2,543	2,555
GBP	24	27
Other	20	14
	4,419	3,902

The Group has undrawn borrowing facilities expiring within one year and beyond one year at December 31, 2025, of $91 million (2024: $nil) and $351 million (2024: $353 million), respectively.

Ardagh Metal Packaging S.A.

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility, Senior Secured Term Loan and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants (see note 22 for further details) – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants was based on an observable market price and represented a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Ardagh Metal Packaging S.A.

Derivative financial instruments

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
At December 31, 2025	$’m	$’m	$’m
Fair Value Derivatives
Commodity contracts	36	32	404
Forward foreign exchange contracts	7	2	716
Cross currency interest rate swaps	—	3	662
	43	37	1,782

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
At December 31, 2024	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	14	30	301
Forward foreign exchange contracts	5	7	592
Cross currency interest rate swaps	3	16	300
	22	53	1,193

All cash payments in relation to derivative instruments are paid or received when they mature, or for the Group’s CCIRS terminated in the current year, on the date of early redemption.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net liability position at December 31, 2025 of $3 million (December 31, 2024: $13 million).

During the year ended December 31, 2025, the Group terminated its CCIRS with a fair value of $34 million at the date of termination for a cash payment of $35 million, and entered into a series of new CCIRS, swapping $330 million into synthetic GBP debt. These new CCIRS were designated as hedge accounting arrangements to hedge certain portions of the Group’s borrowings and interest thereon.

Net investment hedges in foreign operations

At December 31, 2025, the Group has designated $360 million of its Loan Notes as a net investment hedge. A gain of $41 million was recognized in relation to the Group's net investment hedging arrangements in the consolidated statement of comprehensive income for the year ended December 31, 2025 (2024: loss of $22 million).

Ardagh Metal Packaging S.A.

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

Virtual Power Purchase Agreement

As part of the sustainability strategy to achieve climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facilities. The benefit accruing from the virtual power purchase agreement is the Group receives certificates as proof of origin of electricity from renewable energies, and in return pays a quarterly financial flow to the developer if the respective spot electricity price falls below an agreed floor price.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 2.1% (December 31, 2024: 2.1%), with an estimate for volatility of 31% (December 31, 2024: 31%). The estimated fair market value at December 31, 2025 was a liability of $4 million (December 31, 2024: asset of $2 million), which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at December 31, 2025.

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

Ardagh Metal Packaging S.A.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2025 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee benefit obligations, net of employee benefit assets included within non-current assets, recognized in the consolidated statement of financial position of $137 million (2024: $144 million) includes other employee benefit obligations of $39 million (2024: $40 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	Germany		UK*		U.S. and Other**		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(102)	(98)	(138)	(133)	(80)	(74)	(320)	(305)
Assets	—	—	153	143	69	58	222	201
Net (obligations)/assets	(102)	(98)	15	10	(11)	(16)	(98)	(104)

*The net employee benefit asset in the UK as at December 31, 2025 and 2024 is included within non-current assets on the statement of financial position.

**Net obligation of ‘Other’ defined benefit schemes at December 31, 2025 is $7 million (2024: $7 million).

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Current service cost and administration costs:
Cost of sales – current service cost (note 9)	(8)	(8)	(8)
SG&A – current service cost (note 9)	(4)	(3)	(2)
	(12)	(11)	(10)
Cost of sales - Exceptional past service charge	—	—	(4)
Finance expense (note 6)	(5)	(5)	(5)
	(17)	(16)	(19)

Ardagh Metal Packaging S.A.

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Remeasurement of defined benefit obligation:
Actuarial gain arising from changes in demographic assumptions	1	4	4
Actuarial gain/(loss) arising from changes in financial assumptions	15	19	(12)
Actuarial loss arising from changes in experience	(2)	(9)	(2)
	14	14	(10)
Remeasurement of plan assets:
Actual return less expected return on plan assets	5	(21)	(5)
Actuarial gain/(loss) for the year on defined benefit pension schemes	19	(7)	(15)
Actuarial gain/(loss) on other long-term and end of service employee benefits	2	4	(1)
	21	(3)	(16)

The actual return on plan assets was a gain of $16 million in 2025 (2024: loss of $11 million; 2023: gain of $5 million).

Movement in the present value of defined benefit obligations and fair value of plan assets:

	Obligations		Assets
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m
At January 1,	(305)	(324)	201	219
Interest income	—	—	11	10
Current service cost	(6)	(6)	—	—
Interest cost	(14)	(13)	—	—
Administration expenses paid	—	—	(1)	—
Remeasurements	14	14	5	(21)
Employer contributions	—	—	11	11
Employee contributions	(1)	(1)	1	1
Benefits paid	18	16	(18)	(16)
Exchange	(26)	9	12	(3)
At December 31,	(320)	(305)	222	201

The defined benefit obligations above include $105 million of unfunded obligations, principally in Germany (2024: $100 million).

Interest income and interest cost above does not include interest cost of $2 million (2024: $2 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $6 million (2024: $5 million) relating to other employee benefit obligations.

Ardagh Metal Packaging S.A.

An analysis of the assets held by the plans is as follows:

	At December 31,
	2025	2025	2024	2024
	$’m	%	$’m	%
Equities	1	—	—	—
Target return funds	99	45	93	47
Bonds	52	23	49	24
Cash and other	70	32	59	29
	222	100	201	100

The pension assets do not include any of the Company’s ordinary shares, other securities or other Group assets.

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

The UK pension plan is a trust-based UK funded final salary defined benefit scheme providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Ardagh Metal Packaging UK Limited and Ardagh Metal Packaging Trading UK Limited. It is closed to new entrants and was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated either based on service to December 31, 2018, with members’ benefits based on earnings as at December 31, 2018, for those members who were still active at that date, or based on service to the earlier of retirement or leaving date for members who stopped accruing benefits prior to December 31, 2018, based on earnings as at retirement or leaving date. The UK pension plan is governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The UK pension plan is subject to the UK regulatory framework, the requirements of The Pensions Regulator and is subject to a statutory funding objective.

In June 2023, the UK High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments, made between April 6, 1997 and April 5, 2016, for contracted-out defined benefit pension plans were invalid if they were not accompanied by the correct actuarial confirmation. The judgment was appealed and in July 2024, the UK Court of Appeal upheld the High Court decision.

Following the ruling in 2024, it was determined that there could be an impact on the Group's defined benefit scheme in the UK but no adjustment was recognized in the financial statements for the year ended December 31, 2024 while the potential impact was being monitored by the Group and the Trustees. During 2025, the UK Government published draft legislation proposing retrospective validation of affected amendments be permitted, thereby potentially avoiding significant and costly increases in defined benefit obligations. It is expected that the proposed legislation will be

Ardagh Metal Packaging S.A.

enacted in 2026 and accordingly, the Group has not recognized any adjustment in the financial statements for the year ended December 31, 2025.

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

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the consolidated financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2025	2024	2025	2024	2025	2024
	%	%	%	%	%	%
Rates of inflation	2.00	2.00	2.80	3.00	2.20	2.20
Rates of increase in salaries	3.00	3.00	2.45	2.60	3.00	3.00
Discount rates	4.33	3.57	5.60	5.55	5.90	5.87

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	23	23	21	21	21	21
Life expectancy, future pensioners	25	25	23	23	23	23

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would increase by an estimated $21 million (2024: $22 million). If the discount rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would decrease by an estimated $20 million (2024: $19 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $10 million (2024: $9 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $9 million (2024: $10 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $11 million (2024: $10 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $10 million (2024: $11 million).

Ardagh Metal Packaging S.A.

The impact of increasing the life expectancy by one year would result in an increase in the net defined benefit obligation of the Group of $6 million at December 31, 2025 (2024: $6 million), holding all other assumptions constant.

The principal defined benefit schemes are described briefly below at December 31:

	Europe	Europe	North
	UK	Germany	America
Nature of the schemes	Funded*	Unfunded	Funded
2025
Active members	—	608	541
Deferred members	491	306	159
Pensioners including dependents	573	218	219
Weighted average duration (years)	12	14	14
2024
Active members	—	643	656
Deferred members	491	298	129
Pensioners including dependents	573	202	153
Weighted average duration (years)	12	15	14

*Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator. The next update is planned for the year ended December 31, 2027.

The Group’s best estimate of contributions expected to be paid to defined benefit schemes in 2026 is approximately $10 million and the expected total benefit payments for defined benefit and other long-term employee benefit obligations for the next five years are:

						Subsequent
	2026	2027	2028	2029	2030	five years
	$’m	$’m	$’m	$’m	$’m	$’m
Benefits	26	22	21	23	23	124

The Group also has defined contribution plans. The contribution expense associated with these plans for 2025 was $22 million (2024: $21 million; 2023: $19 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2026 is $21 million (2025: $21 million).

Other employee benefits

Long-term employee benefit obligations of $39 million (2024: $40 million) comprise amounts due to be paid under post-retirement medical schemes in North America, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

Ardagh Metal Packaging S.A.

22.  Other liabilities and provisions

	At December 31,
	2025	2024
	$’m	$’m
Other liabilities
Non-current	14	18
Provisions
Current	10	14
Non-current	21	19
	45	51

Other liabilities

Earnout Shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 3% (December 31, 2024: risk-free rate 4%); and traded closing AMPSA share price, with estimates volatility of 50% (December 31, 2024: volatility 59%) and dividend yield. The estimated valuations of the liability at December 31, 2025, and December 31, 2024, were $3 million and $10 million, respectively. Changes in the fair market valuation of the Earnout Shares of $7 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2025 (2024: $13 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at December 31, 2025, of approximately $2 million (December 31, 2024: $4 million).

Warrants

AMPSA warrants are exercisable for the purchase of Ordinary Shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate 3% (December 31, 2024: risk-free rate 4%), with estimates for volatility 50% (December 31, 2024: volatility 59%) and dividend yield. The estimated valuations of the liability at December 31, 2025, and December 31, 2024, were $nil and $1 million, respectively. Changes in the valuation of the Private and Public Warrants of $1 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2025 (December 31, 2024: $1 million). Any increase or decrease in volatility of 5% would not result in a change in the fair value of the AMP Warrants at December 31, 2025 (December 31, 2024: $nil). All outstanding warrants were delisted from the NYSE on December 3, 2025 due to “abnormally low selling price” levels.

Ardagh Metal Packaging S.A.

Put and call arrangements

In conjunction with the NOMOQ acquisition completed in February 2023, the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at December 31, 2025 of $11 million (December 31, 2024: $7 million) within other liabilities and provisions.

Provisions

Total
provisions
$’m
At January 1, 2024	48
Provided	19
Released	(10)
Paid	(23)
Exchange	(1)
At December 31, 2024	33
Provided	7
Released	(7)
Paid	(4)
Exchange	2
At December 31, 2025	31

Provisions relate mainly to customer quality claims, legal and probable environmental claims of $9 million (2024: $12 million), and restructuring cost provisions of $3 million (2024: $4 million). In addition to the aforementioned, provisions also includes non-current amounts in respect of annual long-term (three-year) cash bonus incentive programs for senior management of the Group, of approximately $19 million (2024: $17 million).

The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

23.  Trade and other payables

	At December 31,
	2025	2024
	$’m	$’m
Trade payables	1,266	1,041
Other payables and accruals including other tax and social security payable	248	194
Payables and accruals for exceptional items	19	9
Related party payables (note 26)	6	6
	1,539	1,250

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses. Value added tax payable of $56 million (2024: $45 million) is also included in other payables and accruals.

Ardagh Metal Packaging S.A.

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

Included within trade and other payables at December 31, 2025 is an amount of $84 million (2024: $111 million) that is part of the programme and for which suppliers have received payments from the processors. These payments are considered non-cash transactions for the Group and there were no significant changes in the carrying amount of trade payables subject to trade payables processing.

The range of payment due dates for trade payables that are part of the processing at December 31, 2025 are 90 – 150 days (2024: 60 – 150 days) after the invoice date, with comparable trade payables that are not part of the processing being due 55 – 150 days (2024: 55 – 120 days) after the invoice date with payment terms varying by jurisdiction and procurement category.

24. Cash generated from operating activities

	Year ended December 31,
	2025	2024	2023
	$’m	$’m	$’m
Profit for the year	11	(3)	(50)
Income tax (credit)/charge (note 7)	(7)	13	(21)
Net finance expense (note 6)	240	192	147
Depreciation and amortization (notes 10, 11)	463	449	418
Exceptional operating items (note 5)	32	21	106
Movement in working capital	(2)	40	270
Exceptional costs paid, including restructuring	(19)	(53)	(56)
Cash generated from operations	718	659	814

Ardagh Metal Packaging S.A.

25. Dividends

	Year ended December 31,
	2025	2024
	$'m	$'m
Cash dividends on Ordinary Shares declared and paid:
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	60
Cash dividends on Preferred Shares declared and paid:
Interim dividend	6	6
Interim dividend	6	6
Interim dividend	6	6
Interim dividend	4	6
	262	264

2025

On February 25, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2025, to shareholders of record on March 13, 2025. On February 25, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2025.

On April 22, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on May 15, 2025 to shareholders of record on May 5, 2025. On April 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on May 15, 2025.

On July 22, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on August 19, 2025 to shareholders of record on August 7, 2025. On July 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on August 19, 2025.

On October 21, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on November 13, 2025 to shareholders of record on November 3, 2025. On October 21, 2025, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares to be paid on November 13, 2025. The net pro-rata dividend up to the redemption date of the Preferred Shares (note 18), amounted to €4 million ($4 million).

2024

On February 20, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2024.

Ardagh Metal Packaging S.A.

On April 23, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on June 26, 2024.

On July 23, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on September 26, 2024 to shareholders of record on September 12, 2024. On July 23, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on September 26, 2024.

On October 22, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on December 19, 2024 to shareholders of record on December 5, 2024. On October 22, 2024, the Board approved an interim dividend on the annual 9% dividend of the Preferred Shares. The interim dividend of €6 million ($6 million) was paid on December 19, 2024.

26.  Related party transactions and information

(i)	Ultimate controlling shareholders

Following completion of the Transaction (see note 1), at February 24, 2026, the approval date of these consolidated financial statements, the ultimate controlling shareholder of Ardagh Metal Packaging S.A., through its 100% ownership of Ardagh Group S.A., is Ardagh Holdings S.A. (formerly Yeoman Capital S.A.), a company registered in Luxembourg.

(ii)	Common directorships

Following completion of the Transaction (see note 1), Herman Troskie and Mark Porto who serve as directors on the board of the Company also serve as directors on the boards of Ardagh Group S.A. and Ardagh Holdings S.A..

(iii)  Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. Key management includes individuals who provide services to AMPSA while the related costs are fully borne by the Ardagh Group. An allocation of the compensation attributable for these services is included below. The amount outstanding at December 31, 2025, was $9 million (2024: $4 million).

Salaries and other short-term employee benefits related to key management for the year ended December 31, 2025, was $8 million (2024: $6 million). Post-employment and other benefits for the year ended December 31, 2025, was $6 million (2024: $3 million). In the event that certain performance-related targets are achieved in the period to December 31, 2027, which are not guaranteed and remain uncertain, a further $4 million (2024: $3 million) could become payable under the Group’s post-employment and other benefit arrangements.

(iv) Transactions and balances with other related parties

Ardagh Metal Packaging S.A.

For the year ended December 31, 2025, related party transaction and balances include the Group’s pension schemes (note 21), the Services Agreement and the Joint IT Assets Agreement between AMPSA and the Ardagh Group (please see below and note 10, respectively), a lease agreement between AMPSA and the Ardagh Group (notes 11 and 20), the Earnout shares (note 22), movement in working capital, including costs reimbursed by the Ardagh Group of $nil, and dividends (note 25).

In 2021, the Ardagh Group and AMPSA entered into a Services Agreement, pursuant to which the Ardagh Group, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to the Ardagh Group and its affiliates (other than AMPSA and its subsidiaries). The services pursuant to the Services Agreement include typical corporate functional support areas in order to compliment the activities in these areas which exist within AMPSA. As consideration for the corporate services provided by the Ardagh Group to AMPSA, AMPSA has provided corporate services to the Ardagh Group and has incurred an expense of $39 million for each of the years ended December 31, 2025, 2024 and 2023. The fees for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2025, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided calculated based on an allocation of the cost associated with such services. The Services Agreement will renew automatically on an annual basis until terminated. All or any part of the Services Agreement may be terminated by either party providing nine months prior written notice to the other party, or by mutual consent of both parties in writing at any time.

With the exception of the balances outlined in (i) to (iv) above, there are no material balances outstanding with related parties at December 31, 2025.

Ardagh Metal Packaging S.A.

(v) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly-owned, at December 31, 2025.

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

A number of the above legal entities act as subsidiary guarantor for the debt of the Group at December 31, 2025 and 2024.

Ardagh Metal Packaging S.A.

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

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at December 31, 2025.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

28. Events after the reporting period

On February 24, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be paid on March 26, 2026, to shareholders of record on March 12, 2026.

On January 29, 2026, the Group signed an amendment agreement to increase the Global Asset Based Loan facility to $450 million and to extend the maturity to January 29, 2031.

Ardagh Metal Packaging S.A.

29. Company financial information

  This note has been included in these consolidated financial statements in accordance with the requirements of Regulation S-X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for the Company as presented in accordance with IFRS Accounting Standards as issued by the IASB. The statement of comprehensive income and the statement of cash flows reflect the years ended December 31, 2025, 2024 and 2023.

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

The functional currency of the Company is euro and accordingly, the individual company financial statements set out below is presented in euro.

(i)	Statement of comprehensive income

	Year ended December 31,
	2025	2024	2023
	€’m	€’m	€’m
Dividend income (iv)	199	—	—
Other income	17	14	—
Other external charges	(2)	(2)	(2)
Finance expense	(42)	(22)	(5)
Profit/(loss) before exceptional items	172	(10)	(7)
Exceptional operating (costs)/income (v)	(3)	1	1
Exceptional finance income (v)	7	13	55
Impairment of investments in subsidiary undertakings (vi)	(555)	(400)	—
(Loss)/profit before tax	(379)	(396)	49
Income tax credit	—	3	—
(Loss)/profit and total comprehensive (expense)/income for the year	(379)	(393)	49

Ardagh Metal Packaging S.A.

(ii)	Statement of financial position

	At December 31,
	2025	2024
	€’m	€’m
Non-current assets
Investments in subsidiary undertakings	2,446	3,001
	2,446	3,001
Current assets
Amounts receivable from subsidiary undertakings	19	15
Other receivables and prepayments	7	3
	26	18
Total assets	2,472	3,019

Equity attributable to owners of the parent
Equity share capital	6	256
Share premium	5,097	5,097
Legal reserve	1	1
Other reserves	(1,832)	(1,832)
Retained earnings	(1,662)	(1,051)
Total equity	1,610	2,471

Non-current liabilities
Amounts payable to subsidiary undertakings (vii)	809	256
Amounts payable to related parties (viii)	2	9
Other liabilities	—	1
	811	266

Current liabilities
Amounts payable to subsidiary undertakings	45	282
Other liabilities	6	-
	51	282
Total liabilities	862	548
Total equity and liabilities	2,472	3,019

Ardagh Metal Packaging S.A.

(iii) Statement of cash flows

	Year ended December 31,
	2025	2024	2023
	€’m	€’m	€’m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations	11	(2)	(2)
Net cash from/(used in) operating activities	11	(2)	(2)
Cash flows from investing activities
Dividends received	199	—	—
Net cash received from investing activities	199	—	—
Cash flows (used in)/from financing activities
Proceeds from borrowings with subsidiary undertakings	274	245	246
Dividends paid (ix)	(234)	(243)	(244)
Redemption of Preferred Shares (x)	(250)	—	—
Net cash (used in)/from financing activities	(210)	2	2
Net decrease in cash and cash equivalents	—	—	—
Cash and cash equivalents at the beginning of the year	—	—	—
Exchange gains on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	—	—	—

(iv) Dividend income

During the year the Company received dividends of €199 million from its subsidiary, Ardagh Metal Packaging Group Sarl (2024: nil).

(v) Exceptional (costs)/income

Exceptional operating costs of €3 million has been recognized for the year ended December 31, 2025 (2024: income of €1 million, 2023: income of €1 million) primarily relating to legal fees and transaction related real estate transfer tax. Exceptional finance income comprised of a net €7 million gain on movements in the fair market values on the Earnout Shares and Public and Private Warrants (2024: €13 million, 2023: €55 million).

(vi) Impairment of investments in subsidiary undertakings

At December 31, 2025, Management has assessed the recoverable amount of its investments in subsidiary undertakings and concluded that an impairment charge of €555 million should be recognized (2024: €400 million, 2023: €nil). The Company uses the fair value less cost of disposal (“FVLCD”) model for the purposes of its impairment test. In assessing FVLCD, Management uses a market approach, which includes, as key assumptions, the valuation multiple which a market participant would apply to risk-Adjusted EBITDA.

(vii) Amounts payable to subsidiary undertakings after one year

Amounts payable to subsidiary undertakings relate to term loans with the Company’s subsidiary, Ardagh Metal Packaging Treasury Limited.

Ardagh Metal Packaging S.A.

(viii) Amounts payable to related parties

Amounts payable to related parties at December 31, 2025 relate to the Earnout Shares which are issuable by AMPSA to the Ardagh Group - see notes 22 and 26.

(ix) Dividends paid

During the year the Company paid dividends to its equity holders of €234 million (2024: €243 million, 2023: €244 million). The ordinary dividend paid to equity holders is denominated in U.S dollar and the year on year movement is attributable to foreign exchange rate fluctuations.

(x) Redemption of Preferred Shares

On December 2, 2025, the Company redeemed its 56,306,306 non-convertible non-voting 9% cumulative Preferred Shares with a nominal value of €4.44 each, issued to Ardagh Group in July 2022, for a total consideration of €250 million. The Preferred Shares were subsequently canceled on December 9, 2025.

(xi) Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2025 including guarantees under Section 357 of the Irish Companies Act, 2014 and Section 264 of the German Commercial Code. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries.

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2025.

(xii) Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent-only financial information and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2025	2024	2023
	€'m	€'m	€'m
IFRS profit/(loss) reconciliation:
Parent only-IFRS (loss)/profit for the year	(379)	(393)	49
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	389	390	(95)
Consolidated IFRS profit/(loss) for the year	10	(3)	(46)

Ardagh Metal Packaging S.A.

	At December 31,
	2025	2024
	€’m	€’m
IFRS equity reconciliation:
Parent only-IFRS equity	1,610	2,471
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,184)	(2,602)
Consolidated-IFRS equity	(574)	(131)

	Year ended December 31,
	2025	2024	2023
	$'m	$'m	$'m
IFRS profit/(loss) reconciliation:
Parent only-IFRS (loss)/profit for the year	(424)	(427)	53
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	435	424	(103)
Consolidated IFRS profit/(loss) for the year	11	(3)	(50)

	At December 31,
	2025	2024
	$'m	$'m
IFRS equity reconciliation:
Parent only-IFRS equity	1,892	2,567
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,567)	(2,703)
Consolidated-IFRS equity	(675)	(136)

Ardagh Metal Packaging S.A.